Form 10-K, Exhibit 13
period 1994-09-30
UNIVERSAL FOODS CORP
filed 1994-12-19
CIK 310142

[text of pages 6, 8, 10, 12 and 14, exclusive of photographs and related captions]

   FLAVOR

   Improved operating margins, strong U.S. food and beverage flavor performance and market penetration in the Pacific Rim were the ingredients for recovery in our Flavor Division. Operating profits were up and revenue rose by 9%. Flavor formulations for teas, juices and isotonic beverages helped boost beverage flavor revenues 11% in the U.S. Food flavor revenues were up 16% on the strength of new bread and pizza dough flavor systems and snack flavors. More development efforts were devoted to applications in food service, the fastest growing segment of the food industry. And with 90% of U.S. shoppers turning to lite foods, our low fat bakery and dairy flavor systems were incorporated into leading brand cookies and super premium ice creams. We also continue to leverage our dairy technology to value-added uses. International growth came from our expanding presence in the Pacific Rim where we established a technical service and application laboratory in Japan. In Europe, where the economy is still recovering, we opened new business opportunities through the acquisition of a Spanish aroma chemical business for flavor and fragrance formulations. Capital spending focused on establishing an integrated information system and on expanding and upgrading dairy flavors and aroma chemical facilities and equipment.

   COLOR

   The Color Division continued its strong performance in 1994. Revenue was up 16%, volumes rose 26% and operating income continued to improve. Domestic food and cosmetic color revenue rose 15%. Sales of value-added color dispersions climbed 25% as we created specialized solutions for customers. Non-food uses and new markets boosted revenues from dyes by 19%. New Age and fruit beverages helped propel a 23% increase in natural colors. We strengthened our process technology leadership through the ongoing transformation of our St. Louis, Missouri, manufacturing complex into the most modern color production facility in the world. During the year we completed the construction of a state-of-the-art facility to produce Lake pigments. These high-performance pigments are safe, water-insoluble coloring agents for foods, drugs, cosmetics, personal care items and food packaging materials. We also expanded our technical capabilities for manufacturing several new dye intermediates and drug and cosmetic dyes. Process technologies to purify and separate natural colors and blending and drying operations were improved. Internationally, improved economic conditions in Europe and strong Pacific Rim sales offset flat results in Latin America during 1994. A new warehousing and production facility serves Asia from Australia. We also expanded our European production and warehousing facilities.

   It's the extra measure of reliability and technical expertise that makes our colors more than a commodity for international candy manufacturer Leaf, Inc. Whether it's customized shades, easier-to-apply coatings, single color systems for use worldwide, research on foreign regulations and labeling or on-site help during production start-up, our color specialists have created a relationship that spells sweet success for such familiar brands as Good & Plenty, Switzer Licorice and Jolly Rancher Mega Fruit Gummis.

   DEHYDRATED PRODUCTS

   The acquisition of a European base for expanding our Dehydrated Products business and three top supplier awards for our North American operations marked the year. Operating profits and revenue were up. Intensified attention to customer needs through on site interviews and our own ongoing employee involvement teams paid off for our California-based operations during 1994. They were named supplier of the year by three food processors for product quality, reliability and the intangibles related to exceeding customer expectations. Our North American operations are also expanding their product line in response to customer needs. Additions include bell peppers, leeks and carrots with a number of others being considered and tested. For our major onion, garlic and chili product lines, crop conditions were generally good and harvests normal. Volumes of specialty parsley and other dehydrated greens were up significantly. As a base from which to expand internationally, we purchased a leading European processor of dehydrated vegetables in June. The acquisition in Ireland from Campbell Soup Company also expands our technology to include freeze drying and "puffing," an air-steam process. Vegetables processed using these technologies are premium products because they have a short reconstitution time, a benefit in today's soups, snacks and other convenience foods.

   The Pillsbury Company expects more of its suppliers and is sparing in its awards. The $4 billion food company has over 1,000 suppliers; fewer than 1% are honored each year. We were the first dehydrated vegetable supplier to earn their coveted Supplier of the Year Award, not just for on-time delivery of quality products or technical support, but for going the "extra mile." Through our innovative Voice of the Customer program, we visited Pillsbury's operations, interviewed people at all levels, listened to their needs and, most importantly, took action.

   RED STAR YEAST & PRODUCTS

   Securing our position as the leading, low cost yeast supplier in North America was the top priority for Red Star Yeast & Products. Volumes and revenue were up though operating margins declined. With continued pricing pressure in the baker's yeast market due to the competitive environment and overcapacity, we took several steps to reduce costs while ensuring a high level of customer satisfaction. These included restructuring our sales and marketing group, improving manufacturing efficiency and enhancing product quality. We also developed partnerships with distributors to provide reliable service at lower costs. To secure an adequate source of molasses, the raw material that feeds yeast cell growth, we entered a supply agreement with a major molasses producer.
   With shifts in consumer habits and new nutritional guidelines, we've benefitted from the growing market for bagels, nutritional and "boutique" breads, and frozen dough for restaurant use. We also introduced a new dough conditioner with all natural ingredients to meet commercial bakers' needs. Retail yeast sales continued to get a boost from the bread machine boom, promoted through joint marketing and couponing with bread machine and packaged bread mix makers. We also introduced a yeast specially formulated and packaged for bread machines.

   Creating healthy breads is the passion of the people at Natural Ovens of Manitowoc, Wisconsin. Only natural, quality ingredients will do. That's why they have relied on Red Star Yeast as their business has blossomed over the past 17 years. Whether it's fresh yeast for rising 25,000 loaves a day or active-dry yeast for new low-fat bread machine mixes, we nurture consistent product quality through continuous improvement efforts like the one that won our Presidential Leadership Award for a Milwaukee, Wisconsin, production team.

   RED STAR BIOPRODUCTS

   Red Star BioProducts was created in 1994 from our Specialty Products Division and two acquisitions to quadruple the size of this business. Revenue and operating profits were up significantly in the base business, with additional contributions from the acquisitions. From an internal venture developing highly technical products using our baker's yeast and spent brewer's yeast, this business has grown to become the leading North American producer of flavor extracts. It is poised for rapid global
   expansion with over half of our production now outside the U.S.   The
   fourth quarter acquisitions of Champlain Industries and the Biolux Group significantly expanded our product lines and international reach. By combining our technology with their expertise, we can create new, high performance natural extracts and specialty cultures, and have a European base from which to build a strong international market position. Champlain Industries produces savory flavorings and flavor enhancers from vegetable, meat and milk proteins and yeast. It is a leading producer of hydrolyzed vegetable proteins in North America, with operations in Canada, the U.S., and the United Kingdom. The acquisition of the Biolux Group makes us the world leader in brewer's yeast extract technology, production and sales. With operations in Belgium and France, its products include flavor enhancers, health foods, feed ingredients and micro-nutrients for pharmaceutical and biotechnology processes.

   Today's multi-national food companies expect their research and development people to roll out and support hundreds of products a year. Our specialists know that effectively presenting ideas that meet these companies' needs helps drive their innovation. By going beyond traditional sales calls, we educate customers on the unique characteristics of our Red Star flavor enhancers. And we demonstrate their capabilities by formulating them into our customers' existing products. For our customers, the demonstration of good taste is the ultimate test.

   [pages 18-22]

   MANAGEMENT'S ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION
   Years ended September 30, 1994, 1993 and 1992

   Summary of Operations

   In line with Universal Foods' strategy to seek higher-growth opportunities, the Company divested its Frozen Foods Division in 1994 and made four acquisitions totalling approximately $100 million in annualized revenue. Results for the year were affected by the sale of the Frozen Foods Division, which represented 26% of 1994 revenue and 30% of 1993 revenue, but less than that of operating income. The acquisitions made modest contributions to the results of the year, based on when they were acquired during fiscal 1994.

   Net earnings in 1994 were $50.9 million or $1.95 per share compared with $33.0 million or $1.25 per share in 1993. The 1994 net earnings include a one time pre-tax charge for restructuring of $12.1 million or $0.29 per share after tax. The 1993 net earnings include the cumulative effect of accounting changes of $23.6 million or $0.90 per share. Excluding the restructuring charge and accounting changes, earnings per share rose 4% to $2.24 in 1994 from $2.15 in 1993. Revenue for 1994 also rose 4% to $929.9 million compared with $891.6 million in 1993.

   The restructuring includes product line consolidations in the Company's Flavor Division and the reorganization of sales, marketing and distribution functions in the Red Star Yeast & Products Division. The restructuring is being implemented during the first half of fiscal 1995 and will help boost the Company's future performance.

   Results in 1994 were favorably impacted by the strong performance of the Color Division and improvements in the Flavor Division's domestic food and beverage business, as well as results in the Pacific Rim and the contribution of an acquisition in Europe. Strong growth in its base business and two acquisitions benefitted the Red Star BioProducts Division.

   Financial Condition and Outlook

   Universal Foods' financial condition remains sound. The company is conservative in its financial dealings, but will take prudent risks when the anticipated return is appropriate.

   The ratio of current assets to current liabilities was 1.7 in 1994 compared with 1.8 in 1993 and 1.6 in 1992. Long-term debt was 31.2% of total invested capital at the conclusion of 1994, 32.1% at the end of 1993 and 33.9% at the end of 1992.

   Although the Company focuses on higher-growth businesses, it continues to compete in a low-inflation and slow-growth environment in the food industry, especially domestically where food processors are experiencing only modest volume growth coupled with competitive pricing. The result will be an ongoing emphasis on cost reduction efforts aimed at suppliers, and further consolidation and downsizing among food processors. The Company views these industry conditions as an opportunity to be among the select number of companies participating in long-term supplier relationships.

   Universal Foods' growth in this industry environment will come from volume gains generated by market share growth, the impact of previous acquisitions, modest price increases, a continued shift to high-margin product mixes and decreased costs. Additional growth is possible through acquisitions. The Company also expects to continue to increase total revenue provided by exports and manufacturing operations outside the United States to enhance its position as a supplier to international customers.

   Certain of the Company's businesses and products provide slower, stable growth while others can be expected to achieve higher levels of performance. As a supplier of value-added ingredients, the Company can benefit from new trends in the food and beverage industry. It has the technology and flexibility to meet changing customer needs as well as to supply both brand name and private label manufacturers. Additional opportunities exist in leveraging its food-related technology and processing expertise into other areas. Currently, about 10% of revenue comes from non-food applications.

   Review of Operations

   Revenue: Revenue in 1994 was $930 million compared with $892 million in 1993 and $883 million in 1992. In 1994 the Company's ongoing operations increased revenues by $67 million which was offset by revenue declines of $29 million in the Frozen Foods Division which was sold on August 1, 1994.

   Of the 1994 sales growth from ongoing operations, 33% was generated from the Flavor Division by volume gains through acquisitions, growth in U.S. food and beverage flavors and strong sales in the Pacific Rim. The Color Division generated 29% of the revenue growth through volume gains and a concentration of sales in higher dollar-value products. The BioProducts Division contributed 22% of the gains through growth in higher-value products and the benefit of two acquisitions in the fourth fiscal quarter. Modest revenue gains were also achieved by the Dehydrated and Red Star Yeast & Products Divisions.

   In 1993, the Company was able to continue growth in revenue through acquisitions, volume increases and market share growth, both domestically and internationally, despite the loss of approximately $35 million in revenue from the closing of a Minnesota french fry processing plant in 1992. Of the 1993 increase in revenue of $43 million from ongoing operations, 24% of the growth was generated by the Color Division due to volume gains from acquisitions and a concentration of sales in higher dollar-value products. Increased volumes and strong retail sales fueled the Red Star Yeast & Products Division's contribution of another 23% to the total revenue gain. The gains more than offset the 6% revenue decline in the Frozen Foods Division resulting primarily from the closing of the Minnesota plant in 1992. Revenue from the Flavor Division declined slightly due to weak demand in Europe and in the domestic dairy flavors market.

   International Revenue: Revenue generated outside the United States is becoming increasingly important to the Company. In 1994, such revenue was $232 million, or approximately 25% of total revenue. Approximately 20% of total revenue was from international manufacturing activities and the remaining 5% from export sales.

   The Company continues to recognize that expansion internationally will play a key role in its overall growth. With the 1994 sale of the Frozen Foods Division and the full-year impact of acquisitions made in the fourth quarter of fiscal 1994, the percentage of revenue generated outside of the U.S. is expected to reach approximately 35% in 1995.

   Revenue generated outside the United States was $184 million in 1993, or 21% of total Company sales. In 1992, it was $176 million or 20%.

   Cost of Products Sold: The cost of products sold represented 66% of revenue in 1994 and 1993, and 67% in 1992. The flat level in 1994 compared with 1993 reflects higher raw material costs in the Frozen Foods Division which were offset by volume efficiencies in the Flavor and BioProducts Divisions.

   Selling and Administrative Expenses: Expenses remained flat at 22% of revenue in 1994 and 1993, compared with 21% in 1992. The flat level of expenses reflects the Company's continued focus on cost reduction.

   Operating Income: Excluding a one-time charge for restructuring of $12.1 million, operating income in 1994 increased by $3 million, or 3%. This compares with an increase of $3 million, or 3%, in 1993 when compared with 1992 operating income, excluding a one-time, pre-tax charge of $19.3 million. Operating income decreased $4 million, or 3%, in 1992.

   The 1994 increase is attributable to operating income increases in the Flavor, Color and BioProducts Divisions which offset weak operating earnings in the Frozen Foods Division due to increased selling costs and production costs associated with raw material quality.

   The 1993 increase was attributable to a sales focus on higher-margin products Company-wide, and to improvements in the Frozen Foods Division. The operating income decline in 1992 was attributable to very competitive conditions in the frozen french fry and baker's yeast industries.

   Income Tax: The effective rate of income tax expense was 37.3% in 1994, compared with 37.5% in 1993 and 37.8% in 1992. The effective tax rate varies from the statutory rate due to the addition of state taxes and the non-tax-deductibility of intangible amortization, less the benefits of tax credits. We anticipate the effective tax rate for fiscal 1995 will be approximately 37.5%, excluding any impact from the sale of the Frozen Foods Division.

   In August 1993, the Revenue Reconciliation Act of 1993 was signed into law as an amendment to the United States Internal Revenue Code. The Company has reviewed the provisions of the Act and, based on the initial assessment, it is anticipated that the new tax act will not have a material impact on the Company's future operating results.

   Accounting Changes: During 1993, Universal Foods adopted Statement of Financial Accounting Standards (SFAS) No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions," SFAS No. 112 "Employers' Accounting for Postemployment Benefits," and SFAS No. 109 "Accounting for Income Taxes." Standards 106 and 112 require the accrual of certain benefit costs during the years an employee provides service rather than when they are paid. The combined impact of these accounting changes resulted in a cumulative, non-cash charge to net earnings in 1993 of $23.6 million or $0.90 per share.

   Review of Financial Condition--Balance Sheet

   Assets: Assets increased 5%. The increase reflects approximately $130 million of assets acquired offset by the sale of Frozen Foods Division assets of approximately $171 million. Cash and cash equivalents increased primarily as a result of $163 million of cash proceeds received to date from the sale of the Frozen Foods Division less the cost of businesses acquired and the reduction in short-term borrowings.

   In 1993, assets increased 4%. A strong sales performance in September resulted in a 6% increase in trade accounts receivable as well as the flat inventory levels at the end of the year. Two small business acquisitions, Spectrum, S.A. and Columbia Sun, Inc., and the 1993 capital expenditure program contributed to the increase. Assets increased 7% in 1992 primarily due to acquisitions. Trade accounts receivable increased 19%, reflective of three European acquisitions made since August 1991.

   Current Liabilities and Long-Term Debt: Current liabilities in 1994 increased 10% primarily as a result of the 1994 acquisitions and the Frozen Foods sale. Long-term debt, including current maturities, increased $15 million. During 1994 the Company borrowed $40 million of fixed-rate long-term debt at interest rates of approximately 6.54%.

   In 1993, current liabilities decreased 5% while long-term debt experienced an increase of 2%. Certain short-term borrowings were paid off from positive cash flow generated in 1993 or were refinanced with long-term borrowings. Two 1993 business acquisitions and the purchase of certain technological properties from a third business also required the use of additional long-term debt.

   The increase in total liabilities in fiscal 1992 was a direct result of two European acquisitions and the repurchase of approximately 459,000 shares of Company stock.

   Floating rate borrowings under a commercial paper program are classified as long-term debt because the committed revolving credit line which backs up this program has a two-year term.

   Universal Foods has a goal of maintaining long-term debt below 35% of invested capital, and if exceeded, to return to that level within a three-year period. Long-term borrowings were in line with this objective in 1994.

   Shareholders' Equity: Total shareholders' equity rose $22.3 million, or 7%, in 1994. The Company's goal is to achieve a return on average shareholders' equity of 20% each year. In 1994, this return was 18.5% compared with 18.0% in 1993 and 17.6% in 1992, excluding adjustments for accounting changes and unusual items.

   Review of Financial Condition Cash Flow

   Operating Activities: Liquidity, defined as cash and equivalents net of short-term borrowings, improved by $42.4 million in 1994 following an increase of $17.6 million in 1993 and a $25.6 million decrease in 1992. The increase was due to the sale of the Frozen Foods Division.

   The Company's primary sources of liquidity are cash provided from operating activities and external debt. Historically, the Company's liquidity position has been adequate to fund substantial investments to sustain the Company's growth. Working capital needs and plant and equipment requirements during 1994 were funded from internally generated cash and the proceeds of the sale of the Frozen Foods Division, as well as long-term borrowing made in accordance with the Company's credit agreements.

   It is anticipated that the Company's internally generated cash will be sufficient to fund anticipated operating and capital expenditures during fiscal 1995. Acquisitions may require additional funding but will be made in accordance with the Company's long-term debt-to-capital ratio objective as well as other measures of financial strength.

   Investing Activities: With customers placing increased responsibility on their suppliers to develop unique products and provide the best service, continued investment in technology and process expertise is key to remaining a supplier of choice. Capital spending in 1994 totaled $55.1 million compared with $36.3 million during 1993. Among the more significant capital projects in 1994 were ones to add capacity and upgrade computer systems in the Flavor Division, to improve efficiencies in the Frozen Foods Division, and to increase capacity in the Color Division.

   During 1994, the Company acquired four businesses: Destillaciones Garcia de la Fuente, S.A., a Spanish flavor and fragrance business; a unit of the Campbell Soup Company based in Ireland which now operates as Mallow Foods, a dehydrator of vegetables products; Champlain Industries Limited, a Canadian producer of flavor enchancers and savory flavorings; and the Biolux Group, a European producer of ingredients from brewer's yeast. The total purchase price was $91.5 million. In 1994, the Company also entered an agreement with Minn-Dak Yeast Company, Inc. for contract manufacturing under the Red Star label and to supply molasses, a major raw material in yeast production. In keeping with the Company's overall business strategy, these acquisitions are expected to enhance current manufacturing and distribution capabilities, as well as expand its abilities in new product development.

   In fiscal 1995, capital expenditures are anticipated to be between $40 and $50 million; depreciation should approximate $30 million.

   Financing Activities: The Company is favorably viewed by many lenders in the short-term debt market and can borrow at very attractive rates. For this reason, it uses commercial paper raised in the Milwaukee market as a source for much of its working capital needs.

   The Company has paid uninterrupted quarterly dividends since commencing public trading in its stock over twenty years ago. In 1994 dividends paid per share were $0.92, up 5% over $0.88 in 1993, which was an increase of 5% over $0.84 in 1992. As evidence of the Company's continued effort to provide shareholders with immediate and tangible participation of current earnings, the dividends paid in 1994 represented 41% of net earnings before the one-time restructuring charge, exceeding the Company's goal of paying annual cash dividends between 35% and 40% of earnings. Subsequent to year-end, the dividend on common shares was increased to an annualized rate of $0.96 per share, a 4% increase.

   Other Issues

   Inflation: Over the last three fiscal years, inflation has had a minimal effect on reported results of operations and the Company's financial condition. The Company attempts to mitigate the effects of inflation by adjusting product prices, as well as aggressively making cost and quality improvements, including capital investments in more efficient plants and equipment and investment in employee training and development. Although inflation has slowed in the United States in recent years, it is still a factor in some of the Company's markets around the world. Nevertheless, inflation is not expected to adversely affect 1995 results.

   Environmental Issues: Universal Foods has a proactive environmental program, taking the initiative rather than waiting for legal mandates to prod action. The Company provides employee training and encourages active employee involvement with respect to environmental concerns.

   The Company has strengthened its environmental policy, placing emphasis on process changes to reduce or eliminate environmental discharges, rather than relying on costly emission control investments to treat waste after it is produced.

   Equal Opportunity Policy: Universal Foods is an Equal Opportunity Employer. The Company strives to create a working environment free of discrimination and harassment with respect to race, sex, color, national origin, religion, age, disability or being a veteran of the Vietnam era, as well as to make reasonable accommodations in the employment of qualified individuals with disabilities.

   Corporate Governance: Universal Foods believes it is managed in a way that is fair to all its shareholders and which allows its shareholders to maximize the value of their investment by participating in the present and future growth of the Company.

   Independent Board of Directors: The Company's Board of Directors is composed primarily of independent members. Nominees for board members are selected to provide a diversity of expertise, experience and achievements in general business and food-related fields which allow the Board to most effectively represent the interests of all the Company's shareholders.

   Independent Committees: The principle audit, nominating and compensation and development committees of the board are composed of directors who are not employees of the Company. These committees, as well as the entire Board, consult with and are advised by outside consultants and experts in connection with their deliberations as needed.

   Executive Compensation: A significant portion of executive compensation is tied to the Company's success in meeting specific performance goals. The overall objectives of this policy are to attract and retain the best possible executive talent, to motivate these executives to achieve the Company's business strategy goals, to link executive and shareholder interests through equity-based plans and to provide a program that recognizes individual contributions.

   Scientific Advisory Committee: As an advisory committee to the Board, this group reviews research and development programs with respect to the quality and scope of work undertaken, advises the Company on maintaining product leadership through technological innovation, reports on new technological trends and suggests new emphasis for research.

   Confidential Voting: The Company provides for confidential shareholder voting by employing an independent tabulation service. Proxy cards which identify the particular vote of a shareholder are not seen by the Company unless it is necessary to meet legal requirements or in the event a shareholder has made a written comment.

   Corporate Responsibility: The Company is committed to the health and well-being of the communities in which it does business. Universal Foods supports an initiative to return 2% of pre-tax earnings to its communities through contributions and in-kind donations of products and services. The Universal Foods Foundation is a not-for-profit organization formed by the Company to manage its charitable contributions. Areas that receive support are education, health and human services, culture and the arts, and civic and community causes.

   (Bar charts)
   International Revenue In millions
   1994  $232
   1993  $184
   1992  $176
   1991  $127
   1990  $97

   Operating Margins
   1994(1)  11.7%
   1993     11.9%
   1992(1)  11.6%
   1991     12.7%
   1990(1)  10.8%

   (1) Excludes unusual item; see Note B on page 27 and notes on page 34 for discussion.

   Long-Term Debt to Invested Capital
   1994  31.2%
   1993  32.1%
   1992  33.9%
   1991  32.6%
   1990  31.5%

   Capital Expenditures/Depreciation In millions
   1994  $55.1/$31.0
   1993  $36.4/$29.6
   1992  $45.0/$28.1
   1991  $54.8/$24.2
   1990  $74.4/$21.8

   [page 22]

   QUARTERLY FINANCIAL DATA

   (Unaudited)
   (Dollars in thousands except per share data)
                                            Gross                Earnings          Market Price     Dividends
                             Revenue       Profit     Earnings   Per Share        High       Low    Per Share
   1994<F1>
   First Quarter            $220,791      $76,632      $14,460        $.55       $35.00    $30.38        $.23
   Second Quarter            237,082       79,437       14,574         .56        34.38     30.00         .23
   Third Quarter             249,467       81,199       15,310         .59        34.25     29.50         .23
   Fourth Quarter            222,523       75,843        6,567         .25        33.38     28.88         .23

   1993<F2>
   First Quarter            $209,374      $72,701      $13,521        $.51       $35.75    $30.25        $.22
   Second Quarter            216,663       71,975       13,406         .51        35.50     31.63         .22
   Third Quarter             228,036       76,285       14,340         .55        37.25     33.00         .22
   Fourth Quarter            237,493       80,870       15,331         .58        36.00     31.13         .22

   <F1> See Note B of notes to consolidated financial statements for an explanation of the unusual item reported in the fourth quarter of 1994.

   <F2> The first three quarters of 1993 have been restated to reflect the accounting changes effective October 1, 1992.
   Earnings and Earnings Per Share for the first quarter of 1993 are shown before the Cumulative Effect of Accounting Changes

   (see Note G).

   [pages 23-33]

   CONSOLIDATED EARNINGS

   (Dollars in thousands)
   Years ended September 30,                           1994       1993       1992
   Earnings
   Revenue                                           $929,863   $891,566   $883,438
   Operating costs and expenses:
     Cost of products sold                            616,752   589,735     593,006
     Selling and administrative expenses              203,965   196,102     187,727
     Unusual items--Note B                             12,125        --      19,300
                                                     --------  --------    --------
                                                      832,842   785,837     800,033
                                                     --------  --------    --------
   Operating income                                    97,021   105,729      83,405
   Interest expense                                    15,888    15,172      16,423
                                                     --------  --------    --------
   Earnings before income taxes and
    cumulative effect of accounting changes            81,133    90,557      66,982
   Income taxes--Note H                                30,222    33,959      25,286
                                                     --------  --------    --------
   Earnings before cumulative effect
    of accounting changes                              50,911    56,598      41,696
   Cumulative effect of accounting
    changes (net of income taxes
    of $14,137)--Note G                                    --    23,563          --
                                                     --------  --------    --------
   Net Earnings                                      $ 50,911  $ 33,035   $  41,696
                                                     --------  --------    --------

   Earnings per Common Share
   Earnings before cumulative effect
    of accounting changes                               $1.95     $2.15       $1.57
   Accounting changes                                      --      (.90)         --
                                                     --------  --------    --------
   Net Earnings                                         $1.95     $1.25       $1.57
                                                     --------  --------    --------
   Weighted average shares (in thousands)              26,131    26,350      26,608
                                                     --------  --------    --------

   See notes to consolidated financial statements.

   CONSOLIDATED BALANCE SHEETS

   (Dollars in thousands)

   September 30,                                                1994         1993
   Assets
   Current Assets:
     Cash and cash equivalents--Note A                      $ 43,430     $ 11,356
     Trade accounts receivable less allowance
      for losses of $3,527 and $3,306                         95,336       94,339
     Inventories--Notes A and C                              156,121      174,582
     Prepaid expenses and other current assets                19,145       20,716
     Prepaid income taxes                                     13,796       11,125
                                                             -------      -------
   Total Current Assets                                      327,828      312,118
   Investments--Note A                                        13,944        9,259
   Other Assets                                               18,384       19,243
   Intangibles--at cost, less accumulated amortization
     of $26,042 and $24,898--Notes A and B                   147,789      107,381
   Property, Plant and Equipment--Notes A and D:
     Cost:
        Land                                                  14,396       12,973
        Buildings                                            104,142      118,736
        Machinery and equipment                              309,847      340,446
                                                            --------     --------
                                                             428,385      472,155
     Less accumulated depreciation                           172,666      190,163
                                                            --------     --------
                                                             255,719      281,992
                                                            --------     --------
   Total Assets                                             $763,664     $729,993
                                                            --------     --------

   Liabilities and Shareholders' Equity
   Current Liabilities:

     Short-term borrowings--Note D                          $  4,527     $ 14,945
     Accounts payable and accrued expenses--Notes A and B    127,823      129,481
     Salaries, wages and withholdings from employees          10,330       13,499
     Income taxes                                             28,697       11,035
     Current maturities on long-term debt                     20,775        5,663
                                                            --------     --------
   Total Current Liabilities                                 192,152      174,623
   Deferred Income Taxes--Note H                              17,300       20,557
   Other Deferred Liabilities                                 19,414       20,571
   Accrued Employee and Retiree Benefits--Note G              35,173       37,269
   Long-Term Debt--Note D                                    172,235      171,907
   Shareholders' Equity--Notes A, D and E:
     Common stock par value $.10 a share
       authorized 100,000,000 shares;
       issued 26,977,437 shares                                2,698        2,698
     Additional paid-in capital                               80,066       79,826
     Earnings reinvested in the business                     273,800      246,939
                                                            --------     --------
                                                             356,564      329,463
     Less: Treasury stock, 916,615 and
       593,900 shares, respectively, at cost                  25,521       14,693
        Other                                                  3,653        9,704
                                                            --------     --------
                                                             327,390      305,066
                                                            --------     --------
   Total Liabilities and Shareholders' Equity               $763,664     $729,993
                                                            --------     --------


   See notes to consolidated financial statements.

   CONSOLIDATED SHAREHOLDERS' EQUITY
                                                                                                             Other
                                                                                           -----------------------------------
                                                           Earnings                                       Unearned     Foreign
                                              Additional  reinvested     Treasury Stock   Unallocated   portion of    currency
                                      Common    paid-in     in the      -----------------    ESOP       restricted   translation
   (Dollars in thousands)              stock    capital    business      Shares    Amount   stock          stock     adjustments

   Balances at September 30, 1991     $2,698    $80,104    $217,790     283,938   $(3,221)   $ (5,700)     $(1,617)     $1,948
   Net earnings for the year                                 41,696

   Cash dividends paid--$.84 a share                        (22,391)
   Stock options exercised, net of
       9,249 shares exchanged                      (110)                (49,080)      656
   Dividend reinvestment plan and
     other                                          517                 (27,723)      132
   Amortization of restricted stock                                                                           529
   Translation adjustment for year                                                                                       1,938
   Purchase of treasury stock                                           458,900   (13,795)
   Reduction of ESOP loan guarantee                                                             2,000
   ----------------------------------------------------------------------------------------------------------------------------
   Balances at September 30, 1992      2,698     80,511     237,095     666,035   (16,228)     (3,700)      (1,088)      3,886
   Net earnings for the year                                 33,035
   Cash dividends paid--$.88 a share                        (23,191)
   Stock options exercised, net of
       11,029 shares exchanged                     (883)                (72,013)    1,761
   Other                                            (16)                 21,916      (764)
   Restricted stock issued                          214                 (23,200)      569                     (783)
   Restricted stock cancelled                                             1,162       (31)                      13
   Amortization of restricted stock                                                                            460
   Translation adjustment for year                                                                                      (9,992)
   Reduction of ESOP loan guarantee                                                             1,500
   ----------------------------------------------------------------------------------------------------------------------------
   Balances at September 30, 1993      2,698     79,826     246,939     593,900   (14,693)     (2,200)      (1,398)     (6,106)
   Net earnings for the year                                 50,911
   Cash dividends paid--$.92 a share                        (24,050)
   Stock options exercised, net of
       8,940 shares exchanged                      (524)                (40,811)    1,157
   ESOP contribution                                690                 (80,000)    1,980
   Other                                             16                   8,226      (263)
   Restricted stock issued                           58                 (19,400)      541                     (599)
   Restricted stock cancelled                                             4,000      (125)                      56
   Amortization of restricted stock                                                                            452
   Translation adjustment for year                                                                                       3,942
   Purchase of treasury stock                                           450,700   (14,118)
   Reduction of ESOP loan guarantee                                                             2,200
   ----------------------------------------------------------------------------------------------------------------------------
   Balances at September 30, 1994     $2,698    $80,066    $273,800     916,615  $(25,521)   $     --      $(1,489)    $(2,164)
   ----------------------------------------------------------------------------------------------------------------------------

   See notes to consolidated financial statements.


   CONSOLIDATED CASH FLOWS

   (Dollars in thousands)

   Years ended September 30,                                 1994      1993       1992

   Cash Flows from Operating Activities
   Net earnings                                            $50,911   $33,035    $41,696
   Adjustments to reconcile net earnings to
    net cash provided by operating activities:
      Cumulative effect of accounting changes                   --    23,563         --
      Depreciation                                          31,012    29,644     28,144
      Amortization                                           5,366     5,409      4,894
      Provision for losses on accounts receivable              971       988        808
      (Gain) loss on sale of property, plant and
       equipment and other productive assets                  (185)     (167)     5,623
      Changes in operating assets and liabilities
       (net of effects from acquisitions and
       disposition of businesses):
        Accounts receivable                                (10,588)   (4,299)    (7,936)
        Inventories                                         (5,082)    1,498      3,757
        Prepaid expenses, income taxes and other assets     (3,366)   (9,886)    (1,097)
        Accounts payable and accrued expenses               (3,312)   (4,073)    (5,792)
        Salaries, wages and withholdings from employees     (3,158)      845      1,841
        Income taxes                                        16,488     2,285      1,496
        Deferred income taxes                               (4,889)    2,976      1,989
        Other liabilities                                  (12,526)      933     (7,884)
   Net Cash Provided by Operating Activities                61,642    82,751     67,539
   Cash Flows from Investing Activities
   Acquisition of property, plant and equipment            (55,071)  (36,363)   (44,982)
   Acquisition of new businesses--net of cash acquired     (65,909)   (9,614)   (18,541)
   Proceeds from disposition of business and sale
    of property, plant and equipment and other
    productive assets                                      163,807       589      1,624
   Increase in investments                                  (6,827)   (2,225)    (1,485)
   Net Cash Provided by (Used in) Investing Activities      36,000   (47,613)   (63,384)
   Cash Flows from Financing Activities
   Proceeds from additional borrowings                      42,629    27,521     45,066
   Reduction in debt                                       (70,415)  (39,240)   (16,400)
   Proceeds from options exercised                             633       878        546
   Other shareholders' equity transactions                    (247)     (780)       649
   Purchase of treasury stock                              (14,118)       --    (13,795)
   Dividends                                               (24,050)  (23,191)   (22,391)
   Net Cash Used in Financing Activities                   (65,568)  (34,812)    (6,325)
   Net increase (decrease) in cash and cash equivalents     32,074       326     (2,170)
   Cash and cash equivalents at beginning of year           11,356    11,030     13,200
   Cash and cash equivalents at end of year                $43,430   $11,356    $11,030
    Cash paid during the year for:
      Interest                                             $14,829   $16,234    $15,722
      Income taxes                                          33,500    29,080     17,487


   See notes to consolidated financial statements.

   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
   Years ended September 30, 1994, 1993 and 1992

   Note A  Summary of Significant Accounting Policies:

   Nature of Business The Company manufactures and distributes dehydrated products, food colors and flavors, frozen potato products, yeast and other fermentation products. In 1994, the Company sold its frozen potato products business (see Note B).

   Consolidated Subsidiaries and Investments in Other Companies Substantially all of the Company's subsidiaries are wholly-owned and their accounts are consolidated into the Company's financial statements. The Company also has minority interests in certain foreign companies for which it reports earnings when cash is received for technical assistance fees and dividends. There are no immediate prospects of other earnings distributions.

   Cash and Cash Equivalents Checks outstanding in excess of related cash balances for disbursing accounts of approximately $5,211,000 and $7,584,000 at September 30, 1994 and 1993, respectively, have been reclassified as accounts payable and accrued expenses. The Company considers all highly liquid investments with maturities of three months or less when acquired to be cash equivalents. The effect of the Company's foreign operations on cash flows is not material.

   Inventories Inventories are stated at the lower of cost or market. Cost is determined using primarily the first-in, first-out (FIFO) method.

   Depreciation Depreciation is provided over the estimated useful lives of plant and equipment using the straight-line method for financial reporting. Accelerated methods are used for income tax purposes.

   Intangibles Intangibles represent primarily the excess of cost over net tangible assets of companies acquired. Goodwill is being amortized on the straight-line method over forty years. Other intangibles, including supply contracts, non-compete agreements and formulae, are stated at cost and amortized on the straight-line basis over periods of two to twenty years.

   Financial Instruments In the normal course of its business, the Company enters into financial instrument transactions with off-balance sheet risk in order to hedge its exposure to market risk regarding currency transactions and interest rates.

   Foreign Currency Contracts The Company enters into contracts to hedge transactions denominated in international currencies and to hedge payment of intercompany transactions with its foreign subsidiaries. At September 30, 1994, the Company had approximately $27,600,000 of foreign currency forward contracts and currency swaps outstanding. The difference between the contracts and estimated fair values at September 30, 1994 is not significant. Realized and unrealized gains and losses on contracts that hedge operating activities are recognized currently in net earnings. Realized and unrealized gains and losses on contracts that hedge net investments are recognized in the foreign currency adjustment in shareholders' equity.

   Interest Rate Swaps The Company utilizes interest rate swaps of various maturities with multiple major financial institutions to manage interest rate exposure associated with the Company's debt. The notional amount of interest rate swaps outstanding as of September 30, 1994 and 1993 was $40,000,000. Credit and market risk exposure are limited to net interest differentials which are reflected in interest expense as they are accrued. The fair value of the swaps, a (payable) receivable of ($200,000) and $1,200,000, are the approximate amounts that would be paid or received to terminate the agreements as of September 30, 1994 and 1993, respectively.

   Translation of Foreign Currencies Assets and liabilities of foreign operations are translated into United States dollars at current exchange rates. Income and expense accounts are translated into United States dollars at average rates of exchange prevailing during the year. Adjustments resulting from the translation of financial statements of most international units are included as foreign currency translation adjustments in the equity section of the balance sheets. Net transaction (gains) losses of ($697,000) in 1994, $162,000 in 1993 and ($705,000) in
   1992, are included in earnings before income taxes.


   Note B  Acquisitions, Divestiture and Unusual Items:

   The Company entered into an agreement to sell its Frozen Foods Subsidiary effective July 31, 1994. The sale price has not been finalized and, accordingly, at September 30, 1994 the base consideration received of $163,000,000 less the net book value of the subsidiary and other costs related to the sale has been included on the balance sheet with accounts payable and accrued expenses. The anticipated gain resulting from the sale will be reflected in the Company's results of operations upon resolution of the closing balance sheet valuation.

   In July 1994, the Company acquired all of the outstanding stock of Champlain Industries Limited, a manufacturer of savory flavorings and flavor enhancers, for $61,744,000 of which $37,258,000 was paid in cash and the remaining purchase price is payable in equal installments of $12,243,000 on June 30, 1995 and June 30, 1996. Also during 1994, the
   Company purchased several other businesses for an aggregate purchase price of $33,302,000. The excess of the total aggregate cost of all the 1994 acquisitions over the fair value of net assets acquired of approximately $61,413,000 is being amortized by the straight-line method over forty years. On an unaudited pro forma basis, the effects of the acquisitions were not significant to the Company's 1994 results of operations.

   In the fourth quarter of 1994, the Company provided for the costs of restructuring its worldwide operations. The charge relates primarily to the consolidation of its operations. This restructuring charge reduced 1994 earnings before income taxes, net earnings and earnings per share by $12,125,000, $7,600,000 and $.29, respectively.

   In 1993, the Company acquired technology and two businesses for $9,614,000 cash.

   During 1992, the Company acquired two foreign businesses for an aggregate purchase price of $23,741,000. The excess of the total aggregate cost over the fair value of net assets acquired of approximately $20,159,000 is being amortized by the straight-line method over forty years.

   The above acquisitions have been accounted for as purchases and, accordingly, their results of operations have been included in the financial statements since their respective dates of acquisition.

   In July 1992, the Company terminated the lease of its frozen potato processing facility in Park Rapids, Minnesota. In connection with the lease termination, a one-time pre-tax charge to earnings of $19,300,000 was recorded and is shown as an unusual item. This charge includes early termination of the lease, disposition of leasehold improvements and other costs related to ceasing production in this facility. The charge resulted in a decrease in net earnings of $12,014,000 ($.45 per share) for the year ended September 30, 1992.

   Note C  Inventories:

   Inventories include finished and in-process products in the amount of $101,046,000 and $114,178,000 at September 30, 1994 and 1993,
   respectively, and raw materials and supplies of $55,075,000 and $60,404,000 at September 30, 1994 and 1993, respectively.

   Note D Debt:

   Long-term debt consists of the following obligations:

   (Dollars in thousands)                                   1994    1993
   Payable in U.S. Dollars:
     9.06% senior notes to insurance company payable
       $4,000,000 to $6,000,000 annually, from
       July 1995 to July 2004                           $ 50,000 $ 50,000
     8.60% senior notes to insurance company payable
       $2,200,000 to $2,370,000 annually, from
       November 1993 to November 2001                     14,800   19,200
     7.59% senior notes to insurance company payable
       $4,286,000 annually from December 2002             30,000   30,000
     6.70% senior notes to insurance companies payable
       $2,222,000 annually from December 2001             20,000       --
     6.38% senior notes to insurance companies payable
       $5,000,000 annually from December 2000             20,000       --
     6.21% senior notes to insurance company payable in
       December 1995                                      20,000   20,000
     Commercial paper supported by long-term loan
       commitments                                         1,031   46,489
     Corporate guaranty of loan between ESOP and a bank       --    2,200
     Various mortgage notes, capital lease
       obligations and other notes                         2,311    2,942
   Notes and credit facilities payable in
    foreign currencies                                    34,868    6,739
                                                         -------  -------
                                                         193,010  177,570
     Current maturities                                   20,775    5,663
                                                         -------  -------
     Total long-term debt                               $172,235 $171,907
                                                         -------  -------

   The Company has a $55,000,000 Revolving Loan Agreement with a group of five banks. Under the agreement, the Company has the option to elect to have the interest rates determined based upon the prime commercial rate, Eurodollar rate plus margin or the certificate of deposit rate plus margin. A commitment fee is payable on the unused amount of credit. The facility matures in July 1996. Uncommitted lines of credit totalling $139,000,000 are also available to the Company from several banks, some of which participate in the Revolver.

   The Company issues short-term commercial paper obligations supported by committed lines of credit included in the Revolving Loan Agreement. The Company intends to exercise its option to borrow under the commitment prior to its expiration date, or in the event commercial paper borrowings cannot be renewed. Consequently, at September 30, 1994 and September 30, 1993, $1,031,000 and $46,489,000 have been reclassified as long-term debt, respectively.

   The aggregate amounts of maturities on long-term debt each year for the five years subsequent to September 30, 1994 are as follows: 1995, $20,775,000; 1996, $41,912,000; 1997, $7,066,000; 1998, $7,781,000 and
   1999, $9,817,000.

   Substantially all of the loan agreements contain restrictions concerning working capital, borrowings, investments and dividends. Earnings reinvested of $27,258,000 at September 30, 1994 were unrestricted.

   The fair value of long-term debt (including current maturities) is calculated using discounted cash flows for all fixed rate debt. Market interest rates are used to determine discount factors used in the calculation. The fair value at September 30, 1994 and 1993 was approximately $190,000,000 and $193,000,000, respectively.

   Short-term borrowings consist of the following obligations:

   (Dollars in thousands)                                    1994    1993
   Loans to foreign subsidiaries denominated in
      local currencies borrowed under various foreign
      uncommitted lines of credit                          $4,527  $11,944
   Short-term loan borrowed under uncommitted lines
      of credit                                                --    3,001
                                                           ------   ------
   Total short-term borrowings                             $4,527  $14,945
                                                           ------   ------


   Note E  Shareholders' Equity:

   In 1988, the Board of Directors adopted a common stock shareholder rights plan ("Right") which entitles each shareholder of record to receive a dividend distribution of common stock upon the occurrence of certain events. The Right becomes exercisable and tradeable ten days after a person or group acquires 20% or more, or makes an offer to acquire 20% or more, of the Company's outstanding common stock. When exercisable, each Right entitles the holder to purchase $100 worth of Company common stock for $50. Further, upon the occurrence of a merger or transfer of more than 50% of the Company's assets, the Right entitles the holder to purchase common stock of the Company or common stock of an "acquiring company" having a market value equivalent to two times the exercise price of the Right. At no time does the Right have any voting power. The Right is subject to redemption by the Company's Board of Directors for $.01 per Right at any time prior to the date which a person or group acquires beneficial ownership of 20% or more of the Company's common stock or subsequent thereto at the option of the Board of Directors. The Rights expire on September 8, 1998.

   In January 1994, the shareholders approved the 1994 Employee Stock Plan (the "1994 Plan") under which the Company may issue up to 1,200,000 shares of common stock pursuant to the exercise of stock options or the grant of restricted stock. Of the total number, up to 250,000 shares may be awarded as restricted stock. The 1994 Plan also authorizes the grant of up to 400,000 stock appreciation rights (SARs) in connection with stock options. The Company also has shares available under the previously approved 1990 Stock Plan for Executive employees (the "1990 Plan").

   Under the 1990 Plan, SARs have been granted in connection with certain stock options. In lieu of exercising a stock option, SAR holders are entitled, upon exercise of a SAR, to receive cash in an amount equal to the excess of the fair market value of such shares on the date of exercise over the option price.

   The Plans have awarded shares of restricted stock which become freely transferable at the end of the period of restriction--five years. During the period of restriction, the employee has voting rights and is entitled to receive all dividends and other distributions paid with respect to the stock.

   Transactions with respect to stock options are summarized as follows:

                                                     Shares
                                                  Outstanding
                                         Reserved    Options    Available
   Balances at September 30, 1991

     ($10.591 to $36.125)              1,833,632   1,025,082     808,550
     Granted ($30.00 to $33.125)              --     257,300    (257,300)
     Exercised ($10.591 to $24.125)      (58,329)    (58,329)         --
     Cancelled                                --     (21,250)     21,250
   -----------------------------------------------------------------------
   Balances at September 30, 1992
     ($10.591 to $36.125)              1,775,303   1,202,803     572,500
     Granted ($33.75 to $34.75)               --     311,600    (311,600)
     Restricted stock awarded            (23,200)         --     (23,200)
     Exercised ($10.591 to $34.125)      (83,042)    (83,042)         --
     Cancelled                                --     (16,950)     16,950
   -----------------------------------------------------------------------
   Balances at September 30, 1993
     ($11.833 to $36.125)              1,669,061   1,414,411     254,650
     Authorized under the 1994 Plan    1,200,000          --   1,200,000
     Granted ($30.875 to $32.25)              --     339,900    (339,900)
     Restricted stock awarded            (19,400)         --     (19,400)
     Exercised ($11.833 to $29.625)      (49,751)    (49,751)         --
     Cancelled                                --    (104,250)    104,250
   ----------------------------------------------------------------------
   Balances at September 30, 1994
     ($11.833 to $36.125)              2,799,910   1,600,310   1,199,600
   ----------------------------------------------------------------------

   At September 30, 1994, 868,662 shares were exercisable at prices ranging from $11.833 to $36.125.

   The Company is authorized to issue 250,000 shares of cumulative preferred stock.

   The Company's Employee Stock Ownership Plan ("ESOP") had loans with a third party lender which were guaranteed by the Company. During 1994, the ESOP repaid the loans with proceeds from Company contributions and dividends paid on Company stock. The ESOP's debt of $2,200,000 at September 30, 1993 is shown as a reduction of shareholders' equity.

   Note F Retirement Plans:

   The Company primarily provides benefits under defined contribution plans including a savings plan and ESOP. The savings plan covers substantially all domestic salaried and certain non-union hourly employees and provides for matching contributions up to 4% of each employee's salary. The ESOP covers substantially all domestic employees not covered by a defined benefit plan and provides for contributions of 6% to 10% of the employees salary. Total expense for the Company's defined contribution plans was $8,112,000, $7,364,000 and $6,994,000 in 1994, 1993 and 1992,
   respectively.

   Note G Postretirement and Postemployment Benefits:

   The Company provides certain health insurance benefits to eligible domestic retirees and their dependents. Effective October 1, 1992, the Company adopted the provisions of Statement of Financial Accounting Standards No. 106 (SFAS No. 106) "Employers' Accounting for Postretirement Benefits Other Than Pensions," whereby the cost of postretirement benefits is accrued during an employee's active service period. Prior to October 1, 1992, benefits were charged to operations in the period the claims were paid and were not material. The Company elected to immediately recognize the transition obligation for future benefits to be paid relating to past employee services in fiscal 1993.

   The postretirement benefit expense includes the following components:

   (Dollars in thousands)                         1994     1993

   Service cost                                  $1,586   $1,784
   Interest cost on accumulated
    benefit obligation                            1,977    2,118
   Amortization of prior service cost              (352)      --
   Other                                             --      160
   -------------------------------------------------------------------------
   Postretirement benefit expense                $3,211   $4,062
   -------------------------------------------------------------------------

   The Company continues to fund benefit costs on a pay-as-you-go basis, with retirees paying a portion of the costs. The status of the Company's postretirement benefit obligation at September 30, 1994 and 1993 was:

   (Dollars in thousands)                         1994     1993
   Actuarial present value of accumulated
    benefit obligation:
     Retirees                                   $ 8,287  $ 8,422
     Fully eligible active plan participants      2,253    2,555
     Other active plan participants              11,506   14,230
   ------------------------------------------------------------------------
   Accumulated benefit obligation                22,046   25,207
   Unrecognized prior service cost                5,277    7,032
   Unrecognized gain                              2,662       --
   ------------------------------------------------------------------------
   Postretirement benefits accrued              $29,985  $32,239

   The weighted average discount rates used in determining the accumulated postretirement benefit obligation at September 30, 1994 and 1993 were 8.0% and 7.5%, respectively. The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 15% in 1993, 14% in 1994, gradually declining to 7% by the year 2001 and remaining at that level thereafter. A one percentage point increase in the assumed cost trend rate would increase the accumulated postretirement benefit obligation as of September 30, 1994 by approximately $4,300,000 and the aggregate of the service and interest cost components of the 1994 postretirement benefit expense by $867,000.

   During 1994, the Company had a curtailment of accumulated postretirement benefits relating to employees of the Frozen Foods Subsidiary which was sold effective July 31, 1994. The gain resulting from the curtailment has been included with other costs of the transaction and will be recognized when the sale is finalized (see Note B).

   In addition, effective October 1, 1992, the Company adopted Financial Accounting Standards No. 112 (SFAS No. 112), "Employers' Accounting For Postemployment Benefits." This standard requires employers to accrue the cost of benefits to former or inactive employees after employment but before retirement.

   The adoption of SFAS Nos. 106 and 112, resulted in a non-cash pre-tax charge of $37,700,000 as of October 1, 1992 and has been reflected as a cumulative effect of accounting changes. Net earnings per share, before cumulative effect of accounting changes, for the year ended September 30, 1993 would have been $2.25, as compared to $2.15, if SFAS Nos. 106 and 112 had not been adopted.

   Note H Income Taxes:

   Effective October 1, 1992, the Company adopted Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" (SFAS No. 109). The cumulative and fiscal 1993 effect of the accounting change was not material. SFAS No. 109 requires the Company to compute deferred income taxes based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

   The provision for income taxes, including the income tax effect of accounting changes in 1993, is as follows:

   (Dollars in thousands)                 1994       1993        1992
   Currently payable:
     Federal                            $36,759    $23,394     $18,023
     State                                6,684      4,082       3,246
     Foreign                              5,754      3,954       2,581
   Deferred (benefit):
     Federal                            (16,592)   (10,057)        863
     State                               (2,862)    (1,521)        186
     Foreign                                479        (30)        387
                                        --------    -------    --------
                                        $30,222    $19,822     $25,286
                                        --------   --------    --------

   The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities consist of the following:

   (Dollars in thousands)                           1994         1993
   Deferred tax assets:
     Inventory valuation                          $ 5,690      $ 5,747
     Employee and retiree benefits                 16,432       15,601
     Sale of assets, plant closings
        and asset write-downs                       6,874        8,761
     Other                                         13,910       14,744
   -------------------------------------------------------------------------
     Gross deferred tax assets                     42,906       44,853
     Valuation allowance                           (6,112)      (5,878)
   -------------------------------------------------------------------------
       Total deferred tax assets                  $36,794      $38,975
   -------------------------------------------------------------------------
   Deferred tax liabilities:
     Property, plant and equipment                $21,234      $33,080
     Other                                         19,064       15,327
   -------------------------------------------------------------------------
       Total deferred tax liabilities             $40,298      $48,407
   -------------------------------------------------------------------------
   Net deferred tax liability                     $ 3,504      $ 9,432
   -------------------------------------------------------------------------


   The effective tax rate differs from the statutory Federal income tax rates of 35% in 1994 and 1993, and 34% in 1992, as described below:


   (Dollars in thousands)                 1994      1993         1992

   Taxes at statutory rate              $28,397   $18,500      $22,774
   State income taxes, net of Federal
    income tax benefit                    2,484     1,665        2,265
   Affordable housing tax credits        (1,980)     (531)          --
   Other, net                             1,321       188          247
   -------------------------------------------------------------------------
   Provision for income taxes           $30,222   $19,822      $25,286
   -------------------------------------------------------------------------
   Effective tax rate                      37.3%     37.5%        37.8%
   -------------------------------------------------------------------------

   Earnings before income taxes and cumulative effect of accounting changes are summarized as follows:

   (Dollars in thousands)                   1994      1993        1992

   United States                         $63,079   $80,483      $59,107
   Foreign                                18,054    10,074        7,875
   ------------------------------------------------------------------------
                                         $81,133   $90,557      $66,982
   ------------------------------------------------------------------------


   Domestic income taxes have not been provided on undistributed earnings of foreign subsidiaries which are considered to be permanently invested. If undistributed foreign earnings were to be remitted, foreign tax credits would substantially offset any resulting domestic tax liability.

   Note I  Commitments and Contingencies:

   Aggregate minimum rental commitments at September 30, 1994 for all noncancelable operating leases with an initial term greater than one year were as follows:

   (Dollars in thousands)

   1995                 $ 3,697
   1996                   2,577
   1997                   1,454
   1998                     917
   1999                     614
   After 1999             1,563
                        -------
                        $10,822
                        -------

   Rent expense totaled $16,478,000, $15,663,000 and $19,757,000 for the years ended September 30, 1994, 1993 and 1992, respectively.

   The Company is involved in various claims and litigation arising in the normal course of business. In the opinion of management, the ultimate resolution of these actions will not have a material effect on the Company's financial position.

   Note J Foreign Operations:

   Summarized information relating to the Company's domestic and foreign operations are as follows:

   (Dollars in thousands)                   1994      1993        1992

   Revenue:
     United States                      $745,487  $752,335     $747,699
     Europe                              104,375    74,646       78,468
     Other Foreign                        80,001    64,585       57,271
   -------------------------------------------------------------------------
                                        $929,863  $891,566     $883,438
   -------------------------------------------------------------------------
   Operating Income:
     United States                       $76,315  $ 91,477     $ 66,272
     Europe                                8,060     4,315        8,290
     Other Foreign                        12,646     9,937        8,843
   -------------------------------------------------------------------------
                                         $97,021  $105,729     $ 83,405
   -------------------------------------------------------------------------
   Identifiable Assets:
     United States                      $482,934  $569,840     $532,660
     Europe                              175,539   102,603      120,775
     Other Foreign                       105,191    57,550       48,695
   -------------------------------------------------------------------------
                                        $763,664  $729,993     $702,130
   -------------------------------------------------------------------------

   Transfers of product between geographic areas are not significant. Operating income is total revenue less operating expenses. Identifiable assets include all assets identified with the operations in each geographic area, and an allocable portion of intangible assets recorded by the parent.

   MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

   The management of Universal Foods Corporation is responsible for preparation of the financial statements and other financial information included in this annual report. The financial statements have been prepared in accordance with generally accepted accounting principles.

   It is management's policy to maintain a control-conscious environment through an effective system of internal accounting controls. These controls are supported by the careful selection of competent and knowledgeable personnel and by the communication of standard accounting and reporting policies and procedures throughout the Company. These controls are adequate to provide reasonable assurance that assets are safeguarded against material loss or unauthorized use and to produce the records necessary for the preparation of reliable financial information. There are limits inherent in all systems of internal control based on the recognition that the costs of such systems should be related to the benefits to be derived. Management believes that its systems provide this appropriate balance.

   The control environment is complemented by the Company's internal audit function, which evaluates the adequacy of the controls, policies, and procedures in place, as well as adherence to them, and recommends improvements for implementation when applicable. In addition, the Company's independent auditors, Deloitte & Touche LLP, have developed an understanding of the Company's accounting and financial controls and have conducted such tests as they considered necessary to render an opinion on the Company's financial statements.

   The Board of Directors pursues its over-sight role with respect to the Company's financial statements through the Audit Committee, which is composed solely of outside directors. The Audit Committee recommends selection of the Company's auditors and meets with them and the internal auditors to review the overall scope and specific plans for their respective audits and results from those audits. The Committee also meets with management to review overall accounting policies relating to the reporting of financial results. Both the independent auditors and internal auditors have unrestricted access to the Audit Committee.

   Guy A. Osborn
   Chairman and
   Chief Executive Officer

   John E. Heinrich
   Vice President and

   Chief Financial Officer



   INDEPENDENT AUDITORS' REPORT

   To the Shareholders and Board of Directors of Universal Foods Corporation:

   We have audited the accompanying consolidated balance sheets of Universal Foods Corporation and subsidiaries as of September 30, 1994 and 1993, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the three years in the period ended September 30, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the companies as of September 30, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1994, in conformity with generally accepted accounting principles.

   As discussed in Note G to the consolidated financial statements, effective October 1, 1992, the companies changed their methods of accounting for postretirement benefits other than pensions and postemployment benefits to conform with Statements of Financial Accounting Standards No. 106 and No. 112, respectively.


   DELOITTE & TOUCHE LLP

   Milwaukee, Wisconsin
   November 10, 1994

   [page 34]

   FIVE YEAR REVIEW

   (Dollars in thousands
    except per share data)
   Years ended September 30,
    1990 through 1994                       1994              1993              1992             1991<F3>         1990<F3>

   Revenue                           $929,863  100.0%  $891,566  100.0%   $883,438  100.0%  $834,329  100.0%   $873,697  100.0%
   Operating costs and expenses:
     Costs of products sold           616,752   66.3    589,735   66.1     593,006   67.1    557,917   66.9     609,552   69.8
     Selling and administrative
       expenses                       203,965   22.0    196,102   22.0     187,727   21.3    170,137   20.4     169,797   19.4
     Unusual items                     12,125    1.3        --     --       19,300    2.2       --      --       (2,899)  (0.3)
                                      832,842   89.6    785,837   88.1     800,033   90.6    728,054   87.3     776,450   88.9
   Operating income                    97,021   10.4    105,729   11.9      83,405    9.4    106,275   12.7      97,247   11.1
   Interest expense                    15,888    1.7     15,172    1.7      16,423    1.9     13,975    1.7      12,179    1.4
   Earnings before income taxes
    and cumulative effect of
    accounting changes                 81,133    8.7     90,557   10.2      66,982    7.5     92,300   11.0      85,068    9.7
   Income taxes                        30,222    3.2     33,959    3.9      25,286    2.8     34,520    4.1      33,176    3.8
   Earnings before cumulative
    effect of accounting changes       50,911    5.5     56,598    6.3      41,696    4.7     57,780    6.9      51,892    5.9
   Cumulative effect of accounting
    changes net of tax                    --     --      23,563    2.6         --     --         --     --          --     --
   Net earnings                       $50,911    5.5%  $ 33,035    3.7%    $41,696    4.7%   $57,780    6.9%    $51,892    5.9%
   Earnings per common share before
    unusual items and cumulative
    effect of accounting changes         2.24           2.15<F2>              2.02              2.18               1.93
   Net Earnings per common share         1.95           1.25                  1.57              2.18               1.98
   Cash dividend--paid per
    common share                         0.92            .88                   .84               .76                .68
   S Corporation distributions
    by pooled company                     --                --                 --              5,078                377
   Weighted average shares
    outstanding                    26,130,783        26,350,346         26,608,350        26,537,996         26,249,552
   Total assets                       763,664           729,993            702,130           653,176            569,840
   Shareholders' equity               327,390           305,066            303,174           292,002            252,634
   Book value per common share          12.60             11.60              11.57             10.99               9.61
   Price range per common share      287/8-35       301/4-371/4        263/4-397/8       285/8-403/8        213/8-337/8
   Share price at September 30          29.63             33.88              31.38             38.25              29.88
   Working capital                    135,676           137,495            115,517           126,875             96,669
   Return on Average Invested
    Capital                          11.8%<F1>         12.4%<F2>          12.7%<F4>             15.2%          15.3%<F5>
   Return on Average
    Shareholders' Equity             18.5%<F1>         18.0%<F2>          17.6%<F4>             21.2%          22.1%<F5>
   Research and Development
    Expenditures                       32,217            28,460             26,597            25,211             21,745
   Capital Expenditures                55,071            36,363             44,982            54,750             74,414
   Depreciation                        31,012            29,644             28,144            24,153             21,796
   Amortization                         5,366             5,409              4,894             5,252              5,785
   Current Ratio                          1.7               1.8                1.6               1.8                1.7
   Long-Term Debt to
    Invested Capital                     31.2%             32.1%              33.9%             32.6%              31.5%
   Employees                            4,063             5,450              5,400             5,924              5,784

   <F1> Based on earnings excluding the after-tax effect of the unusual item of $7,600,000. Including this expense, return on average invested capital and return on average shareholders' equity would have been 10.5% and 16.1%, respectively

   <F2> Based on earnings including the annual charge for SFAS No. 106. Excluding this charge, earnings per share before cumulative effect of accounting changes, return on average invested capital and return on average shareholders' equity would have been $2.25, 12.9% and 18.7%, respectively.

   <F3> Years 1991 and prior were restated for the 1991 pooling, except for cash dividends per common share which are on an as-
   reported basis, adjusted for subsequent stock splits.

   <F4> Based on earnings excluding the after-tax effect of the unusual item of $12,014,000. Including this expense, return on average invested capital and return on average shareholders' equity would have been 10.3% and 13.8%, respectively.

   <F5> Based on earnings excluding the after-tax gain of $1,222,000 on the sale of the Cheese Division, combined with the redeployment, disposition, and reduction in carrying value of certain Company assets. Including this gain, return on average invested capital and return on average shareholders' equity would have been 15.6% and 22.6%, respectively.
