Form 10-K, Exhibit 13
period 1995-09-30
UNIVERSAL FOODS CORP
filed 1995-12-28
CIK 310142

Exhibit 13

   [Start Page 16]
   Operations Review

   Flavor

   Continued strong performance internationally and growth in our U.S. food and beverage flavors offset softness in the U.S. dairy flavors market. Operating margins increased while revenue for the year was up 4%.

   U.S. food flavor and ingredients revenue was up as a result of increasing penetration of the segment. Formulations for juices, teas, and sports beverages boosted beverage flavor revenues in the U.S. Dairy flavor revenue declined due to weaknesses with major customer brands and further industry consolidation.

   U.S. operations were reorganized in the fourth quarter by food, beverage and dairy industries to capitalize on technical expertise in those markets and to improve responsiveness to target customers. European operations were restructured geographically and product lines consolidated.

   Strong results in the Pacific Rim and Canada offset a decline in Mexico due to economic conditions in that country. Development of new fragrance components for household and personal care items boosted results from our European aroma chemical business.

   We significantly strengthened our research, development and applications expertise and enhanced processing technology for natural flavors. An integrated information system was launched which will improve responsiveness.


   Color

   Continued improvement in product mix and good international demand drove profit growth for the year. Revenue was up 5% despite the impact of economic conditions in Mexico which represents 11% of division sales.

   Domestic food and beverage color revenue was up. Sales of value-added color dispersions rose as we created specialized solutions to meet customer needs. Fruit and other new-age beverages propelled a significant increase in revenue from natural colors.

   Presence in the U.S. cosmetic and pharmaceutical markets was strengthened through a restructuring of sales and marketing efforts and the addition of other ingredients to the product line. Semi-permanent hair dyes boosted cosmetic color sales in Europe.

   The ongoing transformation of the St. Louis, Missouri, manufacturing complex into the most modern color production facility in the world continued. A state-of-the-art facility to produce water-insoluble pigments went into full production and construction of a new warehouse began.

   Process technology improvements resulted in more efficient manufacturing, production of additional raw and intermediate materials as well as fine chemicals, and more sophisticated extraction of natural colors.


   Dehydrated Products

   Revenue was up 38% bolstered by European acquisitions; operating profit improved. Revenue from the existing business was up 11% reflecting strong U.S. onion and garlic volumes.

   Acquisitions in France and The Netherlands, combined with a 1994 purchase in Ireland, gave us market leadership in the European dehydrated vegetable business with a broad line of specialty products and opportunities to enhance exports.

   Our product line now includes carrots, peas, beans, celeriac and a variety of other vegetables in addition to our onion, garlic and chili products. We also expanded our dehydration technology to include freeze and vacuum drying to produce premium products with short reconstitution times.

   Integration of the European acquisitions began. Sales and marketing have been centralized. U.S. processing technology and agricultural growing expertise is being transferred to the region. Vegetables will be grown and dehydrated in those locations best suited for each product.

   Certification to international quality standards (ISO 9002) was achieved by the U.S. production facility in Turlock, California; laboratories in Livingston and Greenfield, California; and by our acquired facility in France. Other European facilities were certified previously.


   Red Star Bioproducts

   Acquisitions made in the fourth quarter of 1994 significantly boosted 1995 revenue and operating profit in the division. Over half of revenue was derived from outside of the United States.

   The acquisition of Champlain Industries and the Biolux Group significantly expanded our product lines and international reach. We integrated and strengthened sales and marketing efforts of the combined group.

   With a broadened product line for food processors that includes flavor enhancers derived from yeast and vegetable proteins, we strengthened our market position in North America and built upon our new presence in Europe.

   To produce food- and pharmaceutical-grade extracts from spent brewer's yeast in Europe, we undertook the transfer of proprietary U.S. technology to our acquired operations. Investment in additional equipment and capacity is slated to begin in 1996 to meet anticipated demand.

   Marketing of yeast extracts as bionutrients was strengthened.
   High-performance extracts serve as a source of nutrition for the production of enzymes, natural flavors and pharmaceuticals, as well as in biotechnology and environmental clean-up.


   Red Star yeast & Products

   With solid improvements in operating profit, we widened our advantage as the leading, low-cost yeast supplier in North America. The boost in operating margin was the result of recovering prices and successful cost reduction efforts.

   We captured the benefits of restructuring our sales and marketing group and developed partnerships with distributors to provide reliable service at lower costs. Capital investments continued to improve the efficiency of operations.

   Significant changes also occurred in the infrastructure of the industry in 1995, with the exit of two yeast producers from the North American market and a subsequent reduction in capacity.

   We are capitalizing on the trend towards automated handling of ingredients in the wholesale baking industry by taking a leadership position in the conversion of key customers to bulk yeast delivery systems.

   Retail yeast sales continued to get a boost from the bread machine boom. Promotional activities included joint marketing and couponing with bread machine and packaged bread mix makers, and the introduction of a line of Red Star bread machines.

   [End Page 16]

   [Start Text of Pages 18-21]

   Management's Analysis of Operations and Financial Condition
   Years ended September 30, 1995, 1994 and 1993


   Results of Operations

   During 1995, Universal Foods Corporation focused on strengthening its existing businesses to position the Company for future growth. The businesses were strengthened through acquisitions, international expansion and a continued emphasis on its strategy to use process and applications expertise to move into more advanced and sophisticated product categories. With the sale of the Frozen Foods business in the 1994 fourth quarter, 1995 was the Company's first full year of operations as a developer and marketer of high-performance ingredients for foods and other uses. Revenue from the Company's continuing businesses was $793 million in 1995 compared to $691 million in 1994.

   Net earnings in 1995 were $66.1 million or $2.54 per share compared with $50.9 million or $1.95 per share in 1994. The 1995 earnings include a net pretax gain from unusual items of $26.8 million or $.36 per share. The 1994 results include a pretax restructuring charge of $12.1 million or $.29 per share.

   Unusual items in 1995 include a pretax gain from the sale of the Frozen Foods business of $49.6 million offset by the cost of discontinuing a product line of $14.1 million and other items totaling $8.7 million. Approximately 70% of the unusual charges relate to the write-down of assets to net realizable value.

   In the fourth quarter of 1994, the Company recorded a pretax restructuring charge of $12.1 million. The restructuring includes product line consolidation in the Company's Flavor Division and the reorganization of sales, marketing and distribution functions in the Red Star Yeast & Products Division. The charge included $6 million of severance and termination benefits and $6.1 million of asset write-offs and other items. Approximately 50% of the charge was non-cash. Operating cash flows were used to fund severance and other cash items. The restructuring program was substantially completed in 1995 and will reduce operating costs in 1996.

   Revenue in 1995 was $793 million compared with $930 million in 1994 and $892 million in 1993. The decrease in revenue in 1995 was caused by the sale of the Frozen Foods business. In 1995 the Company's ongoing operations increased revenue by $102 million compared with an increase of $67 million in 1994. Of the 1995 revenue growth from ongoing operations, 60% was generated by the BioProducts Division due to volume gains from acquisitions and growth from their existing business. The Dehydrated Products Division contributed 32% of the gains through growth in the onion and garlic business bolstered by the European acquisitions. The Flavor and Color Divisions showed modest revenue increases while Red Star Yeast & Products was down slightly.

   In 1994, the Company was able to continue growth in revenue through acquisitions, volume increases and market share growth, both domestically and internationally. Of the 1994 sales growth from ongoing operations, 33% was generated from the Flavor Division by volume gains through acquisitions, growth in U.S. food and beverage flavors and strong sales in the Pacific Rim. The Color Division generated 29% of the revenue growth through volume gains and a concentration of sales in higher dollar-value products. The BioProducts Division contributed 22% of the gains through growth in higher-value products and the benefit of two acquisitions in the fourth quarter. Modest revenue gains were also achieved by the Dehydrated Products and Red Star Yeast & Products Divisions.

   Sales generated outside the United States is a significant portion of the Company's revenue. In 1995 foreign sales revenue was $313 million, or approximately 40% of total revenue. This compares with $232 million or 25% of total revenue in 1994. In 1993 revenue generated outside the United States was $184 million, or 21% of total Company revenue. Approximately 58% of the 1995 international sales were in Europe. The Company also generates revenue in Canada, Mexico and the Pacific Rim. Historically, changes in foreign currency rates have not been material to revenue and expenses and management currently expects no significant impact from foreign currency rate changes in 1996.

   The cost of products sold represented 65.3% of revenue in 1995, 66.3% in 1994 and 66.1% in 1993. The 1% decrease in 1995 resulted from improved product mix and operating efficiencies. In 1994, the cost of products sold as a percentage of revenue did not change significantly from 1993 as higher raw material costs in the Frozen Foods Division were offset by volume efficiencies in the Flavor and BioProducts Divisions.

   Despite a decrease in 1995 revenue, selling and administrative expenses decreased to 21.7% of revenue as compared to 22.0% in 1994 and 1993. The Company's continued focus on cost reduction resulted in a decrease in total expenses in 1995.

   Operating income, excluding unusual items, decreased $6.3 million in 1995 compared with an increase of $3.4 million in 1994. The 1995 decrease is primarily attributable to the sale of the Frozen Foods business reduced by increases in operating income for all other divisions.

   The 1994 increase in operating income is attributable to increases in the Flavor, Color and BioProducts Divisions which offset weak operating earnings in the Frozen Foods Division due to increased selling costs and production costs associated with raw material quality.

   The effective income tax rate was 42.3% in 1995 compared with 37.3% in 1994 and 37.5% in 1993. The effective tax rate in 1995 was increased by a higher than normal tax rate on the gain on the sale of the Frozen Foods business offset by increased tax credits.

   The Company uses financial instruments in its management of foreign currency and interest rate exposures. The Company has procedures in place to monitor and control financial instruments, and they are not held or issued for trading purposes. The Company's credit risk related to financial instruments is considered low.

   During 1993, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions," SFAS No. 112 "Employer's Accounting for Postemployment Benefits," and SFAS No. 109 "Accounting for Income Taxes." Standards 106 and 112 require the accrual of certain benefit costs during the years an employee provides service rather than when they are paid. The combined impact of these accounting changes resulted in a cumulative, non-cash charge to net earnings in 1993 of $23.6 million or $0.90 per share.

   Liquidity and Financial Position

   Cash provided by operating activities was $23.1 million in 1995 and $61.6 million in 1994. The decrease in 1995 versus 1994 was primarily the result of higher taxes paid resulting from the sale of the Frozen Foods business. The decrease in cash provided by operating activities of $21.1 million in 1994 versus 1993 was the result of higher working capital requirements principally related to increased international sales levels.

   Cash used for investing activities was $16.3 million in 1995 versus $36 million provided by investing activities in 1994. The 1995 and 1994 amounts include $39 million and $163 million, respectively, of cash received from the sale of the Frozen Foods business.

   Acquisitions of $12.4 million in 1995 included two European dehydrated vegetable businesses. During 1994, the Company used $65.9 of cash to acquire four businesses. The acquisitions included Destillaciones Garcia de la Fuente, S.A., a Spanish flavor and fragrance business; Mallow Foods, a dehydrator of vegetable products based in Ireland; Champlain Industries Limited, a Canadian producer of flavor enhancers and savory flavorings; and the Biolux Group, a European producer of ingredients from brewer's yeast. In 1994, the Company also entered an agreement with Minn-Dak Yeast Company, Inc. for contract manufacturing under the Red Star label and to supply molasses, a major raw material in yeast production. In keeping with the Company's overall business strategy, these acquisitions are expected to enhance current manufacturing and distribution capabilities, as well as expand its abilities in new product development.

   Capital expenditures totaled $42.6 million in 1995, compared to $55.1 million in 1994. Both years reflect expenditures for productivity improvements and plant expansions, principally in the Flavor and Color Divisions. In 1996, capital expenditures are estimated to be between $50 and $60 million; depreciation should approximate $32 million.

   Financing activities used $41.6 million in 1995 compared to $65.6 million in 1994. In 1995 and 1994, the Company used proceeds from the sale of the Frozen Foods business to pay down debt and fund acquisitions. In 1995, the Company refinanced its $55 million revolving loan agreement with a $70 million multicurrency revolving loan agreement. The revolving loan agreement supports the Company's commercial paper program. The Company has an agreement in place to issue $40 million of 6.99% senior notes on December 28, 1995. Proceeds will be used to refinance $20 million of senior notes coming due in December 1995 and for general corporate purposes.

   The Company has paid uninterrupted quarterly dividends since commencing public trading in its stock over twenty years ago. In 1995, dividends paid per share were $0.96 up 4% over $.92 in 1994, which was an increase of 5% over 1993. As evidence of the Company's continued effort to provide shareholders with immediate and tangible participation in current earnings, the dividends paid in 1995 represented 44% of net earnings before unusual items, exceeding the Company's goal of paying annual cash dividends between 35% and 40% of earnings. Subsequent to year-end, the dividend on common shares was increased to an annualized rate of $1.00 per share, a 4% increase.

   The impact of inflation on both the Company's financial position and results of operations has been minimal and is not expected to adversely affect 1996 results.

   The Company's financial position continues to remain strong, enabling it to meet cash requirements for operations, capital expansion programs and dividends to shareholders.

   Outlook

   Universal Foods Corporation's primary market is the food industry. Despite a slow-growth environment in the industry, the Company expects to increase revenue and profits by targeting faster growing niches and successful customers within each of its businesses, leveraging its process and applications expertise to move into more advanced and sophisticated product categories, and capitalizing on geographic expansion.

   The Company views consolidations within the food industry as an opportunity to be among the select number of companies participating in long-term supplier relationships with its customers. The Company also expects to continue to increase total revenue provided by exports and manufacturing operations outside the United States to enhance its position as a supplier to international customers.

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

   Additional opportunities exist in leveraging its expertise into non-food areas. Currently, about 10% of revenue comes from non-food applications. These include such diverse, but technically related applications as cosmetics, personal care, pharmaceuticals and specialty chemicals.

   Universal Foods expects to achieve further synergies from its recent acquisitions in the Red Star BioProducts and Dehydrated Products Divisions as manufacturing operations and sourcing of materials are rationalized and enhanced. The transfer of U.S. technology to acquired European operations will provide for improved processing efficiencies and upgraded product quality, both of which should improve operating margins in those operations. In addition, the Company expects to continue to benefit from the integration of acquired Flavor and Color operations which have been restructured over the past few years.

   To further penetrate the growing market for flavors, flavor enhancers and colors in Asia/Pacific Rim, the Company will strengthen its regional presence. Resources and personnel will be devoted to building an infrastructure for expanded technical and marketing support from a central location. These activities are considered an investment in long-term growth and should significantly boost the company's share of revenue from the region, now 4%.

   Other Issues

   Environmental Issues: Universal Foods has a proactive environmental program, taking the initiative rather than waiting for legal mandates to prod action. The Company provides employee training and encourages active employee involvement with respect to environmental concerns.

   The Company has strengthened its environmental policy, placing emphasis on process changes to reduce or eliminate environmental discharges, rather than relying on costly emission control investments to treat waste after it is produced. For example, the Red Star Yeast & Product Division has re-engineered its manufacturing process to be more efficient and control emissions through the same state-of-the-art system. The system, installed in two facilities, is the culmination of six years of cooperative efforts with federal and state regulatory agencies.

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

   Independent Committees: The audit, nominating and compensation and development committees of the Board are composed of directors who are not employees of the Company. These committees, as well as the entire Board, consult with and are advised by outside consultants and experts in connection with their deliberations as needed.

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

   Confidential Voting: The Company provides for confidential shareholder voting by employing an independent tabulation service. Proxy cards which identify the particular vote of a shareholder are not seen by the Company unless it is necessary to meet legal requirements or in the event a shareholder has made a written comment on the card.

   Corporate Responsibility: The Company is committed to the health and well-being of the communities in which it does business. Universal Foods supports an initiative to return 2% of pretax domestic earnings to its communities through contributions and in-kind donations of products and services. The Universal Foods Foundation is a not-for-profit organization formed by the Company to manage its charitable contributions. Areas that receive support are education, health and human services, culture and the arts, and civic and community projects.

   [End Pages 18-21]

   [Start Page 22]

   Consolidated Financial Data


   (Dollars in thousands
    except per share amounts)

                                                        Earnings
                      Revenue  Gross Profit   Earnings  Per Share
    1995
    First Quarter     $187,724    $65,353     $35,582    $1.37
    Second Quarter     191,824     67,171      13,648      .52
    Third Quarter      207,542     68,546      14,557      .56
    Fourth Quarter     205,881     73,707       2,316      .09

    1994
    First Quarter     $220,791    $76,632     $14,460    $ .55
    Second Quarter     237,082     79,437      14,574      .56
    Third Quarter      249,467     81,199      15,310      .59
    Fourth Quarter     222,523     75,843       6,567      .25

   Fourth quarter of 1995 includes unusual charges of $22,713,000.
   First quarter of 1995 includes a gain on the sale of the Frozen Foods business of $49,560,000.
   Fourth quarter of 1994 includes a restructuring charge of $12,125,000.


   Common Stock Prices and Dividends

                            Market Price        Dividends
                            High    Low         Per Share
    1995
    First Quarter          $31.13  $26.13        $.24
    Second Quarter          34.25   27.25         .24
    Third Quarter           34.00   31.38         .24
    Fourth Quarter          34.88   31.00         .24

    1994
    First Quarter          $35.00  $30.38        $.23
    Second Quarter          34.38   30.00         .23
    Third Quarter           34.25   29.50         .23
    Fourth Quarter          33.38   28.88         .23

  [End Page 22]

  [Start Pages 23-33]

   Consolidated Earnings

    (In thousands except
    per share amounts)

    Years ended September 30,           1995       1994      1993
    Earnings
    Revenue                            $792,971  $929,863   $891,566
    Operating costs and expenses:
     Cost of products sold              518,194   616,752    589,735
     Selling and administrative
        expenses                        171,914   203,965    196,102
     Unusual items                      (26,847)   12,125       -
                                        -------  --------   --------
                                        663,261   832,842    785,837
                                        -------  --------   --------
    Operating income                    129,710    97,021    105,729
    Interest expense                     15,107    15,888     15,172
                                        -------  --------   --------
    Earnings before income taxes and
      cumulative effect of accounting
      changes                           114,603    81,133     90,557
    Income taxes                         48,500    30,222     33,959
                                        -------  --------   --------
    Earnings before cumulative
      effect of accounting changes       66,103    50,911     56,598
    Cumulative effect of accounting
      changes (net of income taxes
      of $14,137)                          -         -        23,563
                                        -------  --------   --------
    Net earnings                       $ 66,103  $ 50,911   $ 33,035
                                        -------  --------   --------
    Earnings per Common Share
    Earnings before cumulative effect
      of accounting changes               $2.54    $1.95       $2.15
    Accounting changes                     -        -           (.90)
                                        -------  --------   --------
    Net earnings                          $2.54    $1.95       $1.25
                                        -------  --------   --------
    Weighted average shares              26,061   26,131      26,350
                                        -------  --------   --------


   See notes to consolidated financial statements.

   Consolidated Balance Sheets

    (Dollars in thousands)
    September 30,                               1995        1994
    Assets
    Current assets:
     Cash and cash equivalents                $  8,717    $ 43,430
     Trade accounts receivable less
       allowance for losses of $3,768
       and $3,527                              105,847      95,336
     Inventories                               179,020     156,121
     Prepaid expenses and other
       current assets                           15,230      19,145
     Prepaid income taxes                       17,550      13,796
                                              --------    --------
    Total current assets                       326,364     327,828
    Investments                                 18,081      13,944
    Other assets                                24,083      18,384
    Intangibles-at cost, less accumulated
     amortization of $27,165 and $26,042       148,654     147,789
    Property, Plant and Equipment:
     Cost:
      Land                                      15,438      14,396
      Buildings                                123,739     104,142
      Machinery and equipment                  308,204     309,847
                                              --------    --------
                                               447,381     428,385
     Less accumulated depreciation             187,693     172,666
                                              --------    --------
                                               259,688     255,719
    Total assets                              $776,870    $763,664
                                              --------    --------
    Liabilities and Shareholders' Equity
    Current Liabilities:
     Short-term borrowings                    $  7,108    $  4,527
     Accounts payable and accrued
      expenses                                 121,922     127,823
     Salaries, wages and withholdings
      from employees                            11,715      10,330
     Income taxes                               20,755      28,697
     Current maturities on long-term
      debt                                      21,100      20,775
                                              --------    --------
    Total current liabilities                  182,600     192,152
    Deferred income taxes                       14,514      17,300
    Other deferred liabilities                  19,198      19,414
    Accrued employee and retiree
     benefits                                   38,100      35,173
    Long-term debt                             160,678     172,235
    Shareholders' Equity:
     Common stock par value $.10 a share
      authorized 100,000,000 shares;
      issued 26,977,437 shares                   2,698       2,698
     Additional paid-in capital                 78,955      80,066
     Earnings reinvested in the business       314,883     273,800
                                              --------    --------
                                               396,536     356,564
     Less: Treasury stock, 877,961 and
      916,615 shares, respectively, at cost     24,770      25,521
        Other                                    9,986       3,653
                                              --------    --------
                                               361,780     327,390
                                              --------    --------
    Total liabilities and
     shareholders' equity                     $776,870    $763,664
                                              --------    --------

   See notes to consolidated financial statements.

   Consolidated Shareholders' Equity

                                                                                              Other
                                                                              --------------------------------------
                                                 Earnings                                      Unearned    Foreign
                                  Additional    reinvested     Treasury Stock   Unallocated   portion of   currency
                          Common    paid-in       in the      ----------------      ESOP      restricted  translation
 (Dollars in thousands)   stock     capital      business    Shares      Amount     stock        stock    adjustments

   Balances at
    September 30, 1992     $ 2,698   $ 80,511   $ 237,095   666,035   $ (16,228)  $(3,700)     $ (1,088)   $ 3,886
   Net earnings for the
    year                                           33,035
   Cash dividends paid-
    $.88 a share                                  (23,191)
   Stock options exercised,
    net of 11,029 shares
    exchanged                           (883)               (72,013)      1,761
   Other                                 (16)                21,916        (764)
   Restricted stock issued               214                (23,200)        569                    (783)
   Restricted stock
    cancelled                                                 1,162         (31)                     13
   Amortization of
    restricted stock                                                                                460
   Translation adjustment
    for year                                                                                                (9,992)
   Reduction of ESOP
    loan guarantee                                                                  1,500

   Balances at
    September 30, 1993       2,698    79,826      246,939   593,900     (14,693)   (2,200)       (1,398)    (6,106)
   Net earnings for
    the year                                       50,911
   Cash dividends paid-
    $.92 a share                                  (24,050)
   Stock options exercised,
    net of 8,940 shares
    exchanged                           (524)               (40,811)      1,157
   ESOP contribution                     690                (80,000)      1,980
   Other                                  16                  8,226        (263)
   Restricted stock issued                58                (19,400)        541                   (599)
   Restricted stock
    cancelled                                                 4,000        (125)                    56
   Amortization of
    restricted stock                                                                               452
   Translation adjustment
    for year                                                                                                 3,942
   Purchase of treasury
    stock                                                   450,700     (14,118)
   Reduction of ESOP
    loan guarantee                                                                  2,200

   Balances at
    September 30, 1994       2,698    80,066      273,800   916,615     (25,521)      -         (1,489)     (2,164)
   Net earnings for
    the year                                       66,103
   Cash dividends paid-
    $.96 a share                                  (25,020)
   Stock options exercised,
    net of 81,593 shares
    exchanged                         (1,180)              (107,661)      2,744
   Other                                   3                 11,607        (412)
   Restricted stock issued                66                (13,400)        376                   (442)
   Restricted stock
    cancelled                                                 5,800        (198)                    81
   Amortization of
    restricted stock                                                                               515
   Translation adjustment
    for year                                                                                                (6,487)
   Purchase of treasury
    stock                                                    65,000       (1,759)
   Balances at
    September 30, 1995      $2,698   $78,955     $314,883   877,961    $(24,770)      -        $(1,335)    $(8,651)


   See notes to consolidated financial statements.

   Consolidated Cash Flows

    (Dollars in thousands)
    Years ended September 30,              1995     1994       1993
    Cash Flows from Operating
     Activities
    Net earnings                         $66,103  $50,911    $33,035
    Adjustments to reconcile net
     earnings to net cash provided
     by operating activities:
       Cumulative effect of
       accounting changes                      -         -    23,563
       Depreciation                       28,206    31,012    29,644
       Amortization                        6,435     5,366     5,409
       Provision for losses on
       accounts receivable                 1,356       971       988
       Gain on sale of property,
       plant and equipment and
       other productive assets           (41,423)     (185)     (167)
       Changes in operating assets
        and liabilities (net of
        effects from acquisition
        and disposition of businesses):
          Accounts receivable             (6,543)  (10,588)   (4,299)
          Inventories                    (11,109)   (5,082)    1,498
          Prepaid expenses, income
            taxes and other assets        (3,935)   (3,366)   (9,886)
          Accounts payable and accrued
            expenses                      (4,719)   (3,312)   (4,073)
          Salaries, wages and
            withholdings from employees      828    (3,158)      845
          Income taxes                    (8,194)   16,488     2,285
          Deferred income taxes           (5,881)   (4,889)    2,976
          Other liabilities                2,009   (12,526)      933
                                         -------  --------   -------
    Net cash provided by operating
     activities                           23,133    61,642    82,751
                                         -------  --------   -------

    Cash Flows from Investing
     Activities
    Acquisition of property,
     plant and equipment                 (42,562)  (55,071)  (36,363)
    Acquisition of new businesses-
     net of cash acquired                (12,431)  (65,909)   (9,614)
    Proceeds from disposition of
     business and sale of
     property, plant and equipment
     and other productive assets          43,317   163,807       589
    Increase in investments               (4,574)   (6,827)   (2,225)
                                         -------   -------   -------
    Net cash (used in) provided
     by investing activities             (16,250)   36,000   (47,613)
                                         -------   -------   -------
    Cash Flows from Financing
     Activities
    Proceeds from additional
     borrowings                           11,948    42,629    27,521
    Reduction in debt                    (27,920)  (70,415)  (39,240)
    Purchase of treasury stock            (1,759)  (14,118)        -
    Dividends                            (25,020)  (24,050)  (23,191)
    Proceeds from options exercised
     and other equity transactions         1,155       386        98
                                         -------   -------   -------
    Net cash used in financing
     activities                          (41,596)  (65,568)  (34,812)
                                         -------   -------   -------
    Net (decrease) increase in cash
     and cash equivalents                (34,713)   32,074       326
    Cash and cash equivalents at
     beginning of year                    43,430    11,356    11,030
                                         -------   -------   -------
    Cash and cash equivalents at end
      of year                            $ 8,717   $43,430   $11,356
                                         -------   -------   -------
     Cash paid during the year for:
       Interest                          $15,352   $14,829   $16,234
       Income taxes                       53,500    33,500    29,080


   See notes to consolidated financial statements.

   [Start page 27]
   Notes to Consolidated Financial Statements

   (tabular dollars in thousands except per share amounts)

   note a
   Summary of Significant Accounting Policies:

   Nature of Business The Company manufactures and distributes flavors, colors, flavor enhancers and other bioproducts, dehydrated products and yeast for foods and other applications.

   Consolidated Subsidiaries and Investments in Other Companies Substantially all of the Company's subsidiaries are wholly-owned and their accounts are consolidated into the Company's financial statements. The Company also has minority interests in certain foreign companies for which it reports earnings when cash is received for technical assistance fees and dividends.

   Cash and Cash Equivalents The Company considers all highly liquid investments with maturities of three months or less when acquired to be cash equivalents. The effect of the Company's foreign operations on cash flows is not material.

   Inventories Inventories are stated at the lower of cost or market. Cost is determined using primarily the first-in, first-out (FIFO) method.

   Depreciation Depreciation is provided over the estimated useful lives of plant and equipment using the straight-line method for financial reporting. Accelerated methods are used for income tax purposes.

   Intangibles The excess cost over net assets of businesses acquired and other intangibles, principally formulae and supply contracts, are being amortized using the straight-line method over periods ranging up to 40 years. The Company continually evaluates whether events or circumstances have occurred which would indicate the carrying value may not be recoverable or the useful life warrants revision. When factors indicate that goodwill and other intangible assets should be evaluated for possible impairment, the Company analyzes the future recoverability of the asset using an estimate of the related undiscounted future cash flows of the business, and recognizes any adjustment to its carrying value on a current basis.

   Financial Instruments The Company uses financial instruments in its management of foreign currency and interest rate exposures. Financial instruments are not held or issued for trading purposes. Non-U.S. dollar financing transactions may be used as hedges of long-term investments or intercompany loans in the corresponding currency. Foreign currency gains and losses on the hedges of long-term investments are recorded as foreign currency translation adjustments included in stockholders' equity. Gains and losses related to hedges of intercompany loans offset the gains and losses on intercompany loans and are recorded in net income. Interest rate exchange agreements are effective at modifying the Company's interest rate exposures. Net interest is accrued as either interest receivable or payable with the offset recorded in interest expense. The Company also uses short-term forward exchange contracts for hedging purposes. Realized and unrealized gains and losses on these instruments are deferred and recorded in the carrying amount of the related hedged asset, liability or firm commitment.

   Translation of Foreign Currencies Assets and liabilities of foreign operations are translated into United States dollars at current exchange rates. Income and expense accounts are translated into United States dollars at average rates of exchange prevailing during the year. Adjustments resulting from the translation of financial statements of international units are included as foreign currency translation adjustments in the equity section of the balance sheets. Net transaction (gains) losses of $140,000 in 1995, ($697,000) in 1994 and $162,000 in
   1993, are included in earnings before income taxes.


   note b
   Acquisitions, Divestiture and Unusual Items:

   In 1995, the Company recorded unusual items resulting in a net pretax gain of $26,847,000 ($9,247,000 after tax, or $.36 per share). Unusual items include the gain on the sale of the Frozen Foods business of $49,560,000, offset by the costs of discontinuing a product line of $14,047,000 and other items which include the cost of a patent infringement judgment and the write-down of intangible assets totaling $8,666,000.

   In 1995, the Company finalized the sale of its Frozen Foods business and amended the Stock Purchase Agreement ("Agreement") with ConAgra, Inc. The business was effectively transferred to ConAgra on August 1, 1994. Under the amended Agreement, ConAgra agreed to acquire 100% of the stock of Universal Frozen Foods Company for $202,000,000 cash. The sale of the Frozen Foods business resulted in a pretax gain of $49,560,000.

   In 1995, the Company reviewed its options relating to the BioVentures product line. Based on the Company's comprehensive review, during the fourth quarter of 1995, the Company decided to sell or discontinue this product line. Accordingly, the Company evaluated the ongoing value of the plant and equipment and other assets associated with this product line. Based on the evaluation, the Company recorded a charge of $14,047,000 to adjust the assets to estimated fair value less costs of disposal.

   In August 1995, the Court of Appeals for the Federal Circuit Court affirmed a judgment against the Company for patent infringement. The Company has accrued $4,500,000 for the judgment. The Company is in the process of petitioning the Supreme Court to review the finding of the Court of Appeals for the Federal Circuit Court.

   In 1995, the Company acquired the common stock of two foreign dehydrated vegetable processors for $12,798,000 cash. On an unaudited pro-forma basis, the effects of the acquisitions were not significant to the Company's 1995 results of operations.

   In July 1994, the Company acquired all of the outstanding stock of Champlain Industries Limited, a manufacturer of savory flavorings and flavor enhancers, for $61,744,000 of which $37,258,000 was paid in cash and the remaining purchase price is payable in equal installments of $12,243,000 on June 30, 1995 and June 30, 1996. Also during 1994, the
   Company purchased several other businesses for an aggregate purchase price of $33,302,000. The excess of the total aggregate cost of all the 1994 acquisitions over the fair value of net assets acquired of approximately $61,413,000 is being amortized by the straight-line method over 40 years. On an unaudited pro forma basis, the effects of the acquisitions were not significant to the Company's 1994 results of operations.

   The above acquisitions have been accounted for as purchases and, accordingly, their results of operations have been included in the financial statements since their respective dates of acquisition.

   In the fourth quarter of 1994, the Company recorded a pretax restructuring charge of $12,125,000 ($7,600,000 after tax, or $.29 per share). The restructuring includes product line consolidation in the Company's Flavor Division and the reorganization of sales, marketing and distribution functions in the Red Star Yeast & Products Division.

   The charge included $6,000,000 of severance and termination benefits and $6,125,000 of asset write-offs and other items. Approximately 50% of the charge was non-cash. Operating cash flows were used to fund severance and other cash items. The restructuring program was substantially completed in 1995.


   note c
   Inventories:

   Inventories include finished and in-process products totaling $119,885,000 and $101,046,000 at September 30, 1995 and 1994, respectively, and raw materials and supplies of $59,135,000 and $55,075,000 at September 30, 1995 and 1994, respectively.


   note d
   Debt:

   Long-term debt consists of the following obligations:

                                             1995         1994
   Payable in U.S. Dollars:
     9.06% senior notes due
       through July 2004                   $ 46,000    $ 50,000
     8.60% senior notes due
       through November 2001                 12,600      14,800
     7.59% senior notes due
       through December 2008                 30,000      30,000
     6.70% senior notes due
       through December 2009                 20,000      20,000
     6.38% senior notes due
       through December 2003                 20,000      20,000
     6.21% senior notes due
       December 1995                         20,000      20,000
     Commercial paper supported by
       long-term loan commitments             8,215       1,031
     Various mortgage notes, capital
       lease obligations and other notes      6,536       2,311
   Notes and credit facilities payable in
       foreign currencies                    18,427      34,868
                                            -------     -------
                                            181,778     193,010
     Current maturities                      21,100      20,775
                                            -------     -------
     Total long-term debt                  $160,678    $172,235
                                           ========    ========

   In June 1995, the Company refinanced the $55,000,000 revolving loan agreement, replacing the facility with a $70,000,000 multicurrency revolving loan agreement entered into with a group of five banks. Under the agreement, the Company has the option to elect to have interest rates determined based upon the LIBOR rate plus margin or the certificate of deposit rate plus margin. A commitment fee is payable on the unused amount of credit. The facility matures in June 2000. Uncommitted lines of credit totalling $144,000,000 are also available to the Company from several banks, some of which participate in the revolver.

   In June 1995, the Company entered into an agreement to issue on December 28, 1995, 6.99% senior notes totalling $40,000,000. The notes fully mature in December 2007 with mandatory principal prepayments of $10,000,000 in December 2005, $10,000,000 in December 2006 and the remaining $20,000,000 due in December 2007. Proceeds will be used for general corporate purposes and to refinance the $20,000,000 of 6.21% senior notes due in December 1995 which have been reclassified to long-term debt.

   The Company issues short-term commercial paper obligations supported by committed lines of credit included in the Revolving Loan Agreement. The Company intends to exercise its option to borrow under the commitment prior to its expiration date. Consequently, at September 30, 1995 and September 30, 1994, $8,215,000 and $1,031,000 have been reclassified to long-term debt, respectively.

   The aggregate amounts of maturities on long-term debt each year for the five years subsequent to September 30, 1995 are as follows: 1996, $21,100,000; 1997, $7,943,000; 1998, $7,521,000; 1999, $9,537,000 and
   2000, $18,173,000.

   Substantially all of the loan agreements contain restrictions concerning working capital, borrowings, investments and dividends. Earnings reinvested of $29,737,000 at September 30, 1995 were unrestricted.

   Short-term borrowings consist of loans to foreign subsidiaries denominated in local currencies which are borrowed under various foreign uncommitted lines of credit.


   note e
   Financial Instruments and Risk Management:

   Interest Rate Swaps To reduce interest rate risk and lower its cost of borrowing, the Company has entered into interest rate swaps. As of September 30, 1995 and 1994 the notional amount of interest rate swaps outstanding was $20,000,000 and $40,000,000, respectively. The interest rate swaps require the Company to pay variable and receive fixed interest rates and the swaps outstanding at September 30, 1995 mature in 1996.

   Currency Swaps To manage foreign exchange risk, the Company has entered into currency swaps. The currency swaps of $22,358,000 and $17,055,000 at September 30, 1995 and 1994, respectively, effectively hedge long-term Canadian dollar-denominated investments and mature in 1997 and 1998.

   Forward Exchange Contracts The Company uses forward exchange contracts to reduce the effect of fluctuating foreign currencies on short-term foreign currency-denominated intercompany transactions and other known foreign currency exposures. At September 30, 1995 and 1994, the Company had foreign exchange contracts, generally with maturities of one year or less, of $43,175,000 and $11,607,000, respectively.

   Concentrations of Credit Risk Counterparties to currency exchange and interest rate swaps consist of large major international financial institutions. The Company continually monitors its positions and the credit ratings of the counterparties involved and limits the amount of credit exposure to any one party. While the Company may be exposed to potential losses due to the credit risk of non-performance by these counterparties, losses are not anticipated. Concentrations of credit risk with respect to accounts receivable are limited due to the large number of customers, generally short payment terms, and their dispersion across geographic areas.

   Fair Values The carrying amounts of cash and equivalents, trade receivables, investments, accounts payable, and short-term borrowings approximated fair value as of September 30, 1995 and 1994.

   The fair value of the Company's long-term debt, including current maturities, is estimated using discounted cash flows based on the Company's current incremental borrowing rates for similar types of borrowing arrangements. The fair value at September 30, 1995 and 1994 was approximately $190,000,000.


   note f
   Shareholders' Equity:

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

   In January 1994, the shareholders approved the 1994 Employee Stock Plan (the "1994 Plan") under which the Company may issue up to 1,200,000 shares of common stock pursuant to the exercise of stock options or the grant of restricted stock. Of the total number, up to 250,000 shares may be awarded as restricted stock. The 1994 Plan also authorizes the grant of up to 400,000 stock appreciation rights (SARs) in connection with stock options. The Company also has shares available under the previously approved 1991 Stock Plan for Executive employees (the "1990 Plan").

   The Plans have awarded shares of restricted stock which become freely transferable at the end of the period of restriction-five years. During the period of restriction, the employee has voting rights and is entitled to receive all dividends and other distributions paid with respect to the stock.

                                                      Shares

                                      -------------------------------------
                                                   Outstanding
                                        Reserved     Options      Available

   Balances at September 30, 1992
    ($10.591 to $36.125)                1,765,553   1,202,803       562,750
     Granted ($33.75 to $34.75)              -        311,600      (311,600)
     Restricted stock awarded             (23,200)       -          (23,200)
     Exercised ($10.591 to $34.125)       (83,042)    (83,042)         -
     Cancelled                               -        (16,950)       16,950

   Balances at September 30, 1993
    ($11.833 to $36.125)                1,659,311   1,414,411       244,900
     Authorized under the 1994 Plan     1,200,000        -        1,200,000
     Granted ($30.875 to $32.25)             -        339,900      (339,900)
     Restricted stock awarded             (19,400)       -          (19,400)
     Exercised ($11.833 to $29.625)       (49,751)    (49,751)         -
     Cancelled                               -       (104,250)      104,250

   Balances at September 30, 1994
    ($11.833 to $36.125)                2,790,160   1,600,310     1,189,850
     Granted ($28.25 to $33.00)              -        372,350      (372,350)
     Restricted stock awarded             (13,400)       -          (13,400)
     Exercised ($11.833 to $33.75)       (189,254)   (189,254)         -
     Cancelled                               -       (167,516)      167,516

   Balances at September 30, 1995
    ($11.833 to $36.125)                2,587,506   1,615,890       971,616

   At September 30, 1995, 964,865 shares were exercisable at prices ranging from $11.833 to $36.125.

   The Company is authorized to issue 250,000 shares of cumulative preferred stock.


   note g
   Retirement Plans:

   The Company primarily provides benefits under defined contribution plans including a savings plan and ESOP. The savings plan covers substantially all domestic salaried and certain non-union hourly employees and provides for matching contributions up to 4% of each employee's salary. The ESOP covers substantially all domestic employees not covered by a defined benefit plan and provides for contributions of 6% to 10% of each employees' salary. Total expense for the Company's defined contribution plans was $5,205,000, $8,112,000 and $7,364,000 in 1995, 1994 and 1993,
   respectively.


   note h
   Postretirement and Postemployment Benefits:

   The Company provides certain health insurance benefits to eligible domestic retirees and their dependents. Effective October 1, 1992, the Company adopted the provisions of Statement of Financial Accounting Standards No. 106 (SFAS No. 106) "Employers' Accounting for Postretirement Benefits Other Than Pensions," whereby the cost of postretirement benefits is accrued during an employee's active service period. Prior to October 1, 1992, benefits were charged to operations in the period the claims were paid. The Company elected to immediately recognize the transition obligation for future benefits to be paid relating to past employee services in fiscal 1993.

   The postretirement benefit expense includes the following components:

                                         1995         1994        1993

   Service cost                          $1,139       $1,586      $1,784
   Interest cost on accumulated
     benefit obligation                   1,733        1,977       2,118
   Amortization of prior
     service cost                          (278)        (352)       -
   Other                                    (15)        -            160
                                         ------       ------      ------
   Postretirement benefit expense        $2,579       $3,211      $4,062

   The Company continues to fund benefit costs on a pay-as-you-go basis, with retirees paying a portion of the costs.

   The status of the Company's postretirement benefit obligation at September 30, 1995 and 1994 was:

                                                1995       1994
   Actuarial present value of accumulated
     benefit obligation:
       Retirees                                $ 7,935    $ 8,287
       Fully eligible active plan
         participants                            2,343      2,253
       Other active plan participants           12,702     11,506
                                               -------    -------
   Accumulated benefit obligation               22,980     22,046
   Unrecognized prior service cost               4,999      5,277
   Unrecognized gain                             3,949      2,662
                                               -------    -------
   Postretirement benefits accrued             $31,928    $29,985

   The weighted average discount rates used in determining the accumulated postretirement benefit obligation at September 30, 1995 and 1994 were 7.0% and 8.0%, respectively. The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 13% in 1995, 14% in 1994, gradually declining to 7% by the year 2001 and remaining at that level thereafter. A one percentage point increase in the assumed cost trend rate would increase the accumulated postretirement benefit obligation as of September 30, 1995 by approximately $4,697,000 and the aggregate of the service and interest cost components of the 1995 postretirement benefit expense by $591,000.

   During 1994, the Company had a curtailment of accumulated postretirement benefits relating to employees of the Frozen Foods business which was sold effective July 31, 1994. The gain resulting from the curtailment has been included with the gain on the sale of Frozen Foods (see Note b).

   In addition, effective October 1, 1992, the Company adopted Financial Accounting Standards No. 112 (SFAS No. 112), "Employers' Accounting For Postemployment Benefits." This standard requires employers to accrue the cost of benefits to former or inactive employees after employment but before retirement. The adoption of SFAS Nos. 106 and 112, resulted in a non-cash pretax charge of $37,700,000 as of October 1, 1992 and has been reflected as a cumulative effect of accounting changes.


   note i
   Income Taxes:

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

   The provision for income taxes, including the income tax effect of accounting changes, is as follows:

                                   1995        1994       1993
   Currently payable:
     Federal                       $33,181     $36,759    $23,394
     State                           5,636       6,684      4,082
     Foreign                         8,305       5,754      3,954
   Deferred (benefit):
     Federal                         1,021     (16,592)   (10,057)
     State                             210      (2,862)    (1,521)
     Foreign                           147         479        (30)
                                   -------     -------    -------
                                   $48,500     $30,222    $19,822

   The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities consist of the following:

                                           1995        1994
   Deferred tax assets:
     Inventory valuation                   $ (5,728)   $ (5,690)
     Employee and retiree benefits          (18,345)    (16,432)
     Sale of assets, plant closings
       and asset write-downs                 (3,985)     (6,874)
     Other                                  (18,862)    (13,910)
                                           --------    --------
     Gross deferred tax assets              (46,920)    (42,906)
     Valuation allowance                      5,587       6,112
                                           --------    --------
       Total deferred tax assets           $(41,333)   $(36,794)
                                           ========    ========
   Deferred tax liabilities:
     Property, plant and equipment         $ 24,772    $ 21,234
     Other                                   13,525      19,064
                                           --------    --------
       Total deferred tax liabilities      $ 38,297    $ 40,298
                                           --------    --------
   Net deferred tax (assets) liabilities   $ (3,036)   $  3,504
                                           ========    ========

   The effective tax rate differs from the statutory Federal income tax rate of 35% as described below:

                                      1995       1994      1993

   Taxes at statutory rate          $40,114    $28,397   $18,500
   State income taxes, net of
     Federal income tax benefit       3,800      2,484     1,665
   Tax credits                       (3,100)    (1,980)     (531)
   Sale of business                   5,900       -         -
   Other, net                         1,786      1,321       188
                                    -------    -------   -------
   Provision for income taxes       $48,500    $30,222   $19,822
                                    -------    -------   -------
   Effective tax rate                  42.3%      37.3%     37.5%

   Earnings before income taxes and cumulative effect of accounting changes are summarized as follows:

                                      1995       1994      1993
   United States                    $ 92,043   $63,079   $80,483
   Foreign                            22,560    18,054    10,074
                                    --------   -------   -------
                                    $114,603   $81,133   $90,557

   Domestic income taxes have not been provided on undistributed earnings of foreign subsidiaries which are considered to be permanently invested. If undistributed foreign earnings were to be remitted, foreign tax credits would substantially offset any resulting domestic tax liability.


   note j
   Contingencies:

   The Company is involved in various claims and litigation arising in the normal course of business. In the opinion of management and Company counsel, the ultimate resolution of these actions will not materially affect the consolidated financial position, results of operations, or cash flows of the Company.


   note k
   Foreign Operations:

   Summarized information relating to the Company's domestic and foreign operations are as follows:

                               1995      1994       1993
   Revenue:
     United States             $516,683  $745,487   $752,335
     Europe                     174,931   104,375     74,646
     Other foreign              101,357    80,001     64,585
                               --------  --------   --------
                               $792,971  $929,863   $891,566
                               ========  ========   ========
   Operating Income:
     United States             $ 98,816  $ 76,315   $ 91,477
     Europe                      14,912     8,060      4,315
     Other foreign               15,982    12,646      9,937
                               --------  --------   --------
                               $129,710  $ 97,021   $105,729
                               ========  ========   ========
   Identifiable Assets:
     United States             $439,634  $482,934   $569,840
     Europe                     238,497   175,539    102,603
     Other foreign               98,739   105,191     57,550
                               --------  --------   --------
                               $776,870  $763,664   $729,993
                               ========  ========   ========

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

   The control environment is complemented by the Company's internal audit function, which evaluates the adequacy of the controls, policies and procedures in place, as well as adherence to them, and recommends improvements for implementation when applicable. In addition, the Company's independent auditors, Deloitte & Touche LLP, have developed an understanding of the Company's accounting and financial controls and have conducted such tests as they considered necessary to render an opinion on the Company's financial statements.

   The Board of Directors pursues its oversight role with respect to the Company's financial statements through the Audit Committee, which is composed solely of outside directors. The Audit Committee recommends selection of the Company's auditors and meets with them and the internal auditors to review the overall scope and specific plans for their respective audits and results from those audits. The Committee also meets with management to review overall accounting policies relating to the reporting of financial results. Both the independent auditors and internal auditors have unrestricted access to the Audit Committee.


   Guy A. Osborn
   Chairman and
   Chief Executive Officer

   Michael Fung
   Vice President and
   Chief Financial Officer

   Independent Auditors' Report

   To the Shareholders and Board of Directors of Universal Foods Corporation:

   We have audited the accompanying consolidated balance sheets of Universal Foods Corporation and subsidiaries as of September 30, 1995 and 1994, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the three years in the period ended September 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

   In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the companies as of September 30, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1995, in conformity with generally accepted accounting principles.

   As discussed in Note h to the consolidated financial statements, effective October 1, 1992, the companies changed their methods of accounting for postretirement benefits other than pensions and postemployment benefits to conform with Statements of Financial Accounting Standards No. 106 and
   No. 112, respectively.


   Deloitte & Touche LLP

   Milwaukee, Wisconsin
   November 9, 1995
   [End Pages 23-33]

   [Start Page 34]

   Five Year Review

   (Dollars in thousands
    except per share data)             1995               1994               1993              1992              1991

   Summary of Operations
   Revenue                       $792,971 100.0%   $929,863 100.0%    $891,566 100.0%   $883,438 100.0%   $834,329 100.0%
   Operating costs and
    expenses:
     Cost of products sold        518,194   65.3    616,752   66.3     589,735   66.1    593,006   67.1    557,917   66.9
     Selling and administra-
       tive expenses              171,914   21.7    203,965   22.0     196,102   22.0    187,727   21.3    170,137   20.4
     Unusual items                (26,847)  (3.4)    12,125    1.3           -      -     19,300    2.2          -      -
                                  -------   ----    -------   ----     -------   ----    -------   ----    -------   ----
                                  663,261   83.6    832,842   89.6     785,837   88.1    800,033   90.6    728,054   87.3
                                  -------   ----    -------   ----     -------   ----    -------   ----    -------   ----
   Operating income               129,710   16.4     97,021   10.4     105,729   11.9     83,405    9.4    106,275   12.7
   Interest expense                15,107    1.9     15,888    1.7      15,172    1.7     16,423    1.9     13,975    1.7
                                  -------   ----    -------   ----     -------   ----    -------   ----    -------   ----
   Earnings before income taxes
     and cumulative effect of
     accounting changes           114,603   14.5     81,133    8.7      90,557   10.2     66,982    7.5     92,300   11.0
   Income taxes                    48,500    6.2     30,222    3.2      33,959    3.9     25,286    2.8     34,520    4.1
                                  -------   ----    -------   ----     -------   ----    -------   ----    -------   ----
   Earnings before cumulative
     effect of accounting
     changes                       66,103    8.3     50,911    5.5      56,598    6.3     41,696    4.7     57,780    6.9
   Cumulative effect of
    accounting changes net
    of tax                              -      -          -      -      23,563    2.6          -      -          -      -
                                  -------   ----    -------   ----     -------   ----    -------   ----    -------   ----
   Net earnings                  $ 66,103   8.3%   $ 50,911   5.5%    $ 33,035   3.7%   $ 41,696   4.7%   $ 57,780   6.9%
                                  =======   ====    =======   ====     =======   ====    =======   ====    =======   ====
   Earnings per common share
     before cumulative effect
     of accounting changes           2.54              1.95               2.15              1.57              2.18
   Net earnings per common
     share                           2.54              1.95               1.25              1.57              2.18
                                     ----             -----               ----              ----              ----
   Other Related Data
   Earnings per common share
     excluding unusual items
     and cumulative effect of
     accounting changes              2.18              2.24               2.15              2.02              2.18
   Dividend per common
    share                            0.96              0.92               0.88              0.84              0.76
   Average shares
    outstanding                26,061,269        26,130,783         26,350,346        26,608,350        26,537,996
   Book value per common
    share                           13.89             12.60              11.60             11.57             10.99
   Price range per common
    share                     26.13-34.88          28.88-35        30.25-37.25       26.75-39.88       28.63-40.38
   Share price at
    September 30                    34.88             29.63              33.88             31.38             38.25
   Research and development
    expenditures                   28,558            32,217             28,460            26,597            25,211
   Capital expenditures            42,562            55,071             36,363            44,982            54,750
   Depreciation                    28,206            31,012             29,644            28,144            24,153
   Amortization                     6,435             5,366              5,409             4,894             5,252
   Total assets                   776,870           763,664            729,993           702,130           653,176
   Long-term debt                 160,678           172,235            171,907           167,746           152,213
   Shareholders' equity           361,780           327,390            305,066           303,174           292,002
   Return on average
    shareholders' equity
    before cumulative
    effect of accounting
    change                          18.5%             16.1%              18.7%             13.8%             21.2%
   Total debt to total capital      34.3%             37.6%              38.7%             40.4%             36.9%
   Employees                        4,104             4,063              5,450             5,400             5,924


   The 1995 results include a pretax gain of $49.6 million relating to the sale of the Frozen Foods business and the cost of discontinuing a product line and other unusual items totaling $22.8 million. The 1994 results include a pretax restructuring charge of $12.1 million. The 1992 results include a pretax restructuring charge of $19.3 million relating to the Frozen Foods business.

 [End Page 34]