Form 10-K, Exhibit 13
period 1996-09-30
UNIVERSAL FOODS CORP
filed 1996-12-30
CIK 310142

Business Profile

   Flavors, flavor systems, and flavor-driven food ingredient systems for food, beverage and dairy applications; aroma chemicals for fragrances and flavors. Flavors including fruit, meat, seafood and vegetable. Ingredients including fruit preparations, variegates, chocolate and caramel syrups, cookie and snack bar fillings and confections. Liquid, spray dry and dry blend flavors. Compounding and reaction chemistry are combined with proprietary extraction, separation and aseptic processing. Operates as Universal Flavors.

   Because each color, whether natural or synthetic, has specific performance characteristics, we pioneered the use of technical service chemists and food technologists proactively solving food, drug and cosmetic ingredient problems. We are acknowledged to be the number one food color supplier as a result of this strategy. We maintain the most extensive and knowledgeable technical service staff in the industry worldwide. Operates as Warner-Jenkinson.

   U.S. state-of-the-art drying technology for dehydrating onion, garlic, chili products and specialty vegetables. Extensive plant breeding and seed development programs produce increased yields and better raw material quality. Operates as Rogers Foods. European freeze dried, air dried, puffed dried and vacuum puffed technology produces premium vegetable products. Operates as Universal Dehydrates.

   We are the low-cost producer of a diversified line of yeast products for baking, nutritional and wine-making needs. Over 70 yeast strains have been developed for a variety of specific applications. Leading brands: Red Star and Quick-Rise. Operates as Red Star Yeast & Products.

   Proprietary bioprocesses extract flavor enhancers, secondary flavorings and nutrients from yeast, vegetable, meat and milk proteins. We offer the broadest line of modified proteins serving the food and fermentation industry worldwide. We are unique in our ability to deliver a full range of modified proteins based on natural sources. Our core competencies include enzymology, protein chemistry and thermal reaction processing. Operates as Red Star BioProducts.

   1996 Review

   Good performances in beverage flavors and aroma chemicals were offset by softness in food and dairy flavors. International markets improved over the course of the year. Results were affected by consolidations and restructuring in the food processing industry and fewer product roll-outs. We continued to strengthen our research, development and applications expertise and to work with customers to help them cut costs through innovative processing and formulations. An integrated information system went on-line.

   Continued improvement in product mix drove profit growth for the year. Revenue was up 6% on the strength of domestic food and beverage color sales, especially in the naturals category. Process technology improvements resulted in a breakthrough in the concentration and production of carminic acid, a natural red color which is soluble in water. Presence in the U.S. cosmetics and pharmaceutical markets was strengthened and improvements were realized in Mexico.

   Revenue was up 13% bolstered by European acquisitions and U.S. onion, garlic and chili sales. Operating profit improved significantly, due primarily to strong demand and limited supply of U.S. chili products and from improvements in European operations. Integration of European acquisitions continued with the introduction of U.S. field management and growing practices to increase yield and efficiency.

   We are capitalizing on the trend toward automated handling of ingredients in the wholesale baking industry by converting key customers to bulk yeast delivery systems. The shift in product mix to these cream yeast systems, along with cost reduction efforts and modest price increases, contributed to a solid improvement in operating income. Retail yeast sales continued to get a boost from the bread machine boom.

   A significant improvement in operating income was achieved by creating high-performance blends from our broad line of yeast and vegetable protein based flavor enhancers. Construction of a state-of-the-art facility began in Europe during the third quarter to produce food and fermentation grade brewer's yeast extracts using proprietary technology developed in the U.S.

   Adding Value

   Flavors and food ingredients must perform under a variety of demanding processing conditions such as extreme temperature, mixing and pumping. Emphasis is on creating distinct flavors and flavor-driven food ingredients that are difficult for competitors to imitate. Focus is to simplify and improve end-product performance through customized proprietary formulas.

   Combining a practical technical service group with an enhanced basic research group, we are creating new value-added ingredients for the industries we serve. This process is expanding the ways we can respond to our customers' new products and processes.

   Customer service laboratories develop unique blends and applications. Our focus is on providing the exact level of pungency, color or consistency, or some other unique characteristic the customer desires.

   Quality, consistency and reliability are critical to the production and delivery of yeast, a living organism and key ingredient in bread making.

   To create an understanding of the value of these high quality, potent products, technical sales people and application specialists work with customers to demonstrate and develop applications.

   Opportunities

   Strong demand for low-fat products and new age and nutraceutical beverages provides continued opportunities to develop natural flavors and low-fat food ingredients. Food flavors and aroma chemicals are avenues for growth and acquisitions. Use of worldwide manufacturing, research, development and global account management will spur international market penetration.

   We will continue to exceed normal industry growth by expanding globally and enhancing natural color sourcing and manufacturing. At the same time we will expand into non-food markets where our core competencies will give us a competitive advantage.

   Broader product offerings and product sourcing, productivity improvements and expansion of international markets and exports will provide ongoing growth. The appeal of spicy and ethnic foods and demand for convenience and prepared meals continues.

   Our customers are more sophisticated and suppliers have consolidated. Growth will come from improved productivity and market penetration through the conversion of key customers to bulk yeast delivery systems. We are also expanding international marketing of our dry yeast.

   Construction of a state-of-the-art production facility in Europe will accelerate our penetration of one of the largest markets in the world for yeast extracts used in the food and fermentation industries. Continued product mix shifts to high-performance blends of yeast and vegetable protein extracts will enhance margins.


   Management's Analysis of Operations and Financial Condition

   [ Years ended September 30, 1996, 1995 and 1994 ]


   Results of Operations

   During 1996, Universal Foods Corporation benefitted from the Company's balanced, technology-based business mix. In addition, the Company added strength to its business base through the integration of recent acquisitions, international expansion and a continued emphasis on its strategy to use process and applications expertise to move it into more advanced and sophisticated product categories. Four of our five businesses, representing 68% of revenue, performed well during the year. The remaining Flavor business held its own in a difficult market.

   Net earnings in 1996 were $44.2 million or $1.71 per share compared with $66.1 million or $2.54 per share in 1995. The 1996 earnings include a pretax charge from unusual items of $25.0 million ($16.7 million after tax or $.65 per share). The 1995 results include a pretax gain of $26.8 million ($9.2 million after tax or $.36 per share). Excluding unusual items, net earnings per share increased 8.3% in 1996 to $2.36 compared with $2.18 in 1995.

   Unusual items in 1996 include a $20.0 million non-cash charge in adopting Statement of Financial Accounting Standards No. 121, (SFAS No. 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." During 1996 we also recorded a $5 million restructuring charge to address opportunities to streamline our production base, improve efficiency and reduce operating costs. Approximately 130 positions will be eliminated, primarily in Europe, at a cost of approximately $4 million. The restructuring plan will result in cumulative pretax savings of approximately $10 to $14 million over the next three years.

   Unusual items in 1995 include a pretax gain from the sale of the Frozen Foods business of $49.6 million offset by the cost of discontinuing a product line of $14.1 million and other items totaling $8.7 million. Approximately 70% of the unusual charges relate to the write-down of assets to net realizable value.

   Revenue in 1996 increased to $806 million from $793 million in 1995. Revenue increases were achieved by four out of five businesses with Dehydrated Products Division leading the way with revenue growth of 12.9%. Revenue in the Flavor Division decreased 4.9% as consolidations, restructurings and a slow down in new product roll outs among the Division's customers in the food processing industry impacted the overall market.

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


   Chart

   Foreign
   Revenue
   [ in millions ]

   1996 $325
   1995 $313
   1994 $232
   1993 $184
   1992 $176


   Sales generated outside the United States is a significant portion of the Company's revenue. In 1996 and 1995 foreign sales revenue, including exports, was approximately 40% of total revenue. This compares with 25% of total revenue in 1994. Approximately 59% and 58% of the 1996 and 1995 foreign sales were in Europe. The Company also generates revenue in Canada, Mexico and the Pacific Rim. Historically, changes in foreign currency rates have not been material to revenue and expenses and management currently expects no significant impact from foreign currency rate changes in 1997.

   The cost of products sold represented 66.1% of revenue in 1996, 65.3% in 1995 and 66.3% in 1994. The increase in 1996 results primarily from decreased margins in the Flavor business as continued market weakness in North America negatively impacted both pricing and capacity utilization. The 1% decrease in 1995 compared to 1994 resulted from improved product mix and operating efficiencies.

   The Company's continued focus on cost reduction resulted in a 1996 decrease in selling and administrative expenses of $7.7 million or 4.5%. In 1996, selling and administrative expenses as a percent of revenue decreased in all of the Company's divisions. For the Company, selling and administrative expenses decreased to 20.4% of revenue compared to 21.7% in 1995 and 22.0% in 1994.

   Operating income, excluding unusual items, increased $6 million in 1996 compared with a decrease of $6.3 million in 1995. The 1996 increase in operating income is attributable to improved results in all of our businesses reduced by the Flavor Division which experienced weakness in certain markets. The 1995 decrease is primarily attributable to the sale of the Frozen Foods business reduced by increases in operating income for all other divisions.

   The effective income tax rate was 35.6% in 1996, 42.3% in 1995 and 37.3% in 1994. The effective tax rate in 1995 was increased by a higher than normal tax rate on the gain on the sale of the Frozen Foods business offset by increased tax credits.

   The Company uses financial instruments in its management of foreign currency and interest rate exposures. The Company has procedures in place to monitor and control financial instruments, and they are not held or issued for trading purposes. The Company's credit risk related to financial instruments is considered low.


   Chart

   Operating
   Margins
   [ excluding unusual items ]

   1996 13.5%
   1995 13.0%
   1994 11.7%
   1993 11.9%
   1992 11.6%


   Liquidity and Financial Position

   In 1996, cash provided by operating activities was sufficient to provide for dividend payments to shareholders as well as fund capital investments. The Company uses debt financing to lower its overall cost of capital, which increases the return to shareholders. During 1996 the Company increased long-term debt $36.2 million while repurchasing $27.6 million of treasury stock. The Company maintains debt levels considered prudent based on its cash flows, interest coverage and percentage of total debt to total capital.

   Cash provided by operating activities was $91.3 million in 1996, $23.1 million in 1995 and $61.6 million in 1994. The increase in 1996 of $68.2 million reflects continued improvement in earnings before unusual items and reduced working capital amounts. The decrease in 1995 versus 1994 was primarily the result of higher taxes paid on the sale of the Frozen Foods business.

   Cash used for investing activities increased to $61.6 million in 1996 from $16.3 million in 1995 and $36 million provided from investing activities in 1994. The 1995 and 1994 amounts include $39 million and $163 million, respectively, of cash received from the sale of the Frozen Foods business. Cash used for acquisitions decreased $12 million in 1996 and $53 million in 1995.

   Capital expenditures totaled $59 million in 1996, compared to $42.6 million in 1995. Both years reflect expenditures for productivity improvements and plant expansions, principally in the Flavor and BioProducts Divisions. In 1997, capital expenditures are estimated to be between $55 and $65 million; depreciation should approximate $32 million.

   Financing activities used $35 million in 1996 compared to $41.6 million in 1995. During 1996 the Company repurchased 763,118 shares of treasury stock at a cost of $27.6 million compared to 65,000 shares at a cost of $1.8 million in 1995. Net borrowings increased $17 million in 1996 compared to a net decrease of $16 million in 1995. The Company has a $70 million multicurrency revolving loan agreement that supports the Company's short-term financing requirements.

   The Company has paid uninterrupted quarterly dividends since commencing public trading in its stock over twenty years ago. In 1996, dividends paid per share were $1.00, up 4.2% over $.96 in 1995, which was an increase of 4.3% over 1994. As evidence of the Company's continued effort to provide shareholders with immediate and tangible participation in current earnings, the dividends paid in 1996 represented 42.4% of net earnings before unusual items, exceeding the Company's goal of paying annual cash dividends between 35% and 40% of earnings. Subsequent to year-end, the dividend on common shares was increased to an annualized rate of $1.04 per share, a 4.0% increase.

   The impact of inflation on both the Company's financial position and results of operations has been minimal and is not expected to adversely affect 1997 results.

   The Company's financial position continues to remain strong, enabling it to meet cash requirements for operations, capital expansion programs and dividends to shareholders.


   Chart

   Total Debt to
   Total Capital

   1996 36.9%
   1995 34.3%
   1994 37.6%
   1993 38.7%
   1992 40.4%


   Outlook

   This report contains forward-looking statements that reflect management's current assumptions and estimates of future economic circumstances, industry conditions, Company performance and financial results, in particular, earnings growth and return on shareholders' equity. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for such forward-looking statements. A variety of factors could cause the Company's actual results and experience to differ materially from the anticipated results. These factors and assumptions include the pace and nature of new product introductions by the Company's customers; execution of the Company's acquisition program; industry and economic factors related to the Company's international business; and the outcome of various productivity-improvement and cost-reduction efforts.

   Universal Foods Corporation seeks to grow in both its primary market, the food industry, and through leveraging its technology into non-food applications. Currently, about 10% of revenue comes from non-food applications. These include such diverse, but technically related applications as cosmetics, personal care, pharmaceutical and specialty chemicals. The Company believes that technology in its Flavor, Color and BioProducts Divisions offers opportunities to expand into non-food markets. In addition, the Company is seeking strategic acquisitions to increase its business base, enhance its technology and expand geographically.

   Within the food industry, the Company expects to increase revenue and profits by targeting faster growing niches and successful customers within each of its businesses, leveraging its process and applications expertise to move into more advanced and sophisticated product categories, and capitalizing on geographic expansion. The Company views current consolidations within the food industry as an opportunity to be among the select number of companies participating in long-term supplier relationships with its customers. The Company also expects to continue to increase total revenue provided by exports and manufacturing operations outside the United States to enhance its position as a supplier to international customers.

   Certain of the Company's businesses and products provide slower, stable growth and positive cash flows while others can be expected to achieve higher levels of performance. As a supplier of value-added ingredients, the Company can benefit from new trends in the food and beverage industry. It has the technology and flexibility to meet changing customer needs as well as to supply both brand name and private label manufacturers.

   To further penetrate the growing market for flavors, flavor enhancers and colors in Asia/Pacific Rim, the Company has established a separate operating division headquartered in Singapore. The division will be known in the marketplace as Universal Flavors and Colors and will coordinate sales, marketing and technical functions previously directed from U.S. based divisions. Resources and personnel have been devoted to build an infrastructure for the expanded technical and marketing support in Singapore. These activities are considered an investment in long-term growth and should significantly boost the company's share of revenue from the region, now 5%.


   Chart

   Capital Expenditures/
   Depreciation
   [ in millions ]

   1996 $59.0/$29.2
   1995 $42.6/$28.2
   1994 $55.1/$31.0
   1993 $36.4/$29.6
   1992 $45.0/$28.1

   Other Issues

   Environmental Issues: Universal Foods has a proactive environmental program which is transforming environmental issues into positive business opportunities which will increase productivity and profitability resulting in a competitive advantage for our business.

   Increased emphasis is being placed on waste minimization to reduce any short and long-term environmental issues. All the environmental compliance systems utilize the most cost effective and innovative technology. These efforts continue on a world-wide basis with increased emphasis on environmental aspects of European operations. New environmental control systems completed in 1996 include a state-of-the-art wastewater system at Amboy, Illinois and new air emission monitoring and process control systems at Baltimore and Milwaukee. Planned in 1997 are new environmental systems at Midleton, Ireland and Elburg, Netherlands.

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

   Corporate Responsibility: The Company is committed to the health and well-being of the communities in which it does business. The Company supports an initiative to return 2% of pretax domestic earnings to its communities through contributions and in-kind donations of products and services. The Universal Foods Foundation is a not-for-profit organization formed by the Company to manage its charitable contributions. Areas that receive support are education, health and human services, culture and the arts and civic and community projects.


   Quarterly Data

   [ Unaudited ]


   (Dollars in thousands                                          Earnings
   except per share amounts)  Revenue   Gross Profit   Earnings   Per Share
   1996
   First Quarter              $193,446     $66,979    $13,490      $ .52
   Second Quarter              200,034      67,836     14,542        .56
   Third Quarter               200,776      67,848     15,721        .61
   Fourth Quarter              212,096      70,429        452        .02

   1995
   First Quarter              $187,724     $65,353    $35,582      $1.37
   Second Quarter              191,824      67,171     13,648        .52
   Third Quarter               207,542      68,546     14,557        .56
   Fourth Quarter              205,881      73,707      2,316        .09

   Fourth quarter of 1996 and 1995 include unusual charges of $25 million ($16.7 million after tax or $.65 per share) and $22.7 million ($14.1 million after tax or $.54 per share), respectively.

   First quarter of 1995 includes a gain on the sale of the Frozen Foods business of $49.6 million ($23.4 million after tax or $.90 per share).



   Common Stock Prices and Dividends

                                    Market Price             Dividends
                                   High         Low          Per Share
   1996
   First Quarter                 $41.00        $33.75         $.25
   Second Quarter                 40.13         36.63          .25
   Third Quarter                  38.13         33.00          .25
   Fourth Quarter                 36.25         28.00          .25

   1995
   First Quarter                 $31.13        $26.13         $.24
   Second Quarter                 34.25         27.25          .24
   Third Quarter                  34.00         31.38          .24
   Fourth Quarter                 34.88         31.00          .24



   Consolidated Earnings

   (In thousands except per share amounts)
   Years ended September 30,                 1996         1995         1994
   Earnings
   Revenue                                $806,352     $792,971     $929,863
   Operating costs and expenses:
    Cost of products sold                  533,260      518,194      616,752
    Selling and administrative expenses    164,186      171,914      203,965
    Unusual items                           25,000      (26,847)      12,125
                                           -------      -------      -------
                                           722,446      663,261      832,842
                                           -------      -------      -------
   Operating income                         83,906      129,710       97,021
   Interest expense                         15,266       15,107       15,888
                                           -------      -------      -------
   Earnings before income taxes             68,640      114,603       81,133
   Income taxes                             24,435       48,500       30,222
                                           -------      -------      -------
   Net earnings                           $ 44,205     $ 66,103     $ 50,911
                                           -------      -------      -------
   Earnings per Common Share
   Net earnings                              $1.71        $2.54        $1.95
                                           -------      -------      -------
   Weighted average shares                  25,798       26,061       26,131
                                           -------      -------      -------

   See notes to consolidated financial statements.



   Consolidated Balance Sheets

   (Dollars in thousands except
   per share amounts)
   September 30,                                1996       1995
   Assets
   Current Assets:
    Cash and cash equivalents               $  3,395   $  8,717
    Trade accounts receivable less
      allowance for losses of $3,509
      and $3,768                             105,850    105,847
    Inventories                              174,193    179,020
    Prepaid expenses and other
      current assets                          24,793     15,230
    Prepaid income taxes                      16,373     17,550
                                             -------    -------
   Total current assets                      324,604    326,364
   Investments                                20,821     18,081
   Other assets                               25,099     24,083
   Intangibles-at cost, less accumulated
     amortization of $29,385 and $27,165     141,487    148,654
   Property, Plant and Equipment:
    Cost:
     Land                                     15,901     15,438
     Buildings                               120,071    123,739
     Machinery and equipment                 343,793    308,204
                                             -------    -------
                                             479,765    447,381
    Less accumulated depreciation            211,304    187,693
                                             -------    -------
                                             268,461    259,688
                                             -------    -------
   Total assets                             $780,472   $776,870
                                             =======    =======

   Liabilities and Shareholders' Equity
   Current Liabilities:
    Short-term borrowings                   $  2,919   $  7,108
    Accounts payable and accrued expenses 127,637 121,922 Salaries, wages and withholdings from
      employees                               11,579     11,715
    Income taxes                              14,207     20,755
    Current maturities of long-term debt       5,810     21,100
                                             -------    -------
   Total current liabilities                 162,152    182,600
   Deferred income taxes                      12,770     14,514
   Other deferred liabilities                 19,123     19,198
   Accrued employee and retiree benefits      38,592     38,100
   Long-term debt                            196,869    160,678
   Shareholders' Equity:
    Common stock par value $.10 a share,
     authorized 100,000,000 shares;
     issued 26,977,437 shares                  2,698      2,698
    Additional paid-in capital                78,177     78,955
    Earnings reinvested in the business      333,290    314,883
                                             -------    -------
                                             414,165    396,536
    Less: Treasury stock, 1,557,008 and
      877,961 shares, respectively, at cost   49,892     24,770
    Less: Other                               13,307      9,986
                                             -------    -------
                                             350,966    361,780
                                             -------    -------
   Total liabilities and
    shareholders' equity                    $780,472   $776,870
                                             =======    =======

   See notes to consolidated financial statements.


   Consolidated Shareholders' Equity
                                                                                                        Other
                                                         Earnings                                       Unearned     Foreign
   (Dollars in thousands                   Additional   reinvested                      Unallocated    portion of    currency
   except per share              Common      paid-in      in the        Treasury Stock      ESOP       restricted  translation
    amounts)                      stock      capital     business     Shares     Amount    stock         stock     adjustments

   Balances at September 30,
    1993                        $2,698      $79,826      $246,939     593,900  $(14,693)  $(2,200)      $(1,398)     $ (6,106)
   Net earnings for the year                               50,911
   Cash dividends paid-$.92 a
    share                                                 (24,050)
   Stock options exercised,
    net of 8,940 shares
    exchanged                                  (524)                  (40,811)    1,157
   ESOP contribution                            690                   (80,000)    1,980
   Other                                         16                     8,226      (263)
   Restricted stock issued                       58                   (19,400)      541                    (599)
   Restricted stock cancelled                                           4,000      (125)                     56
   Amortization of restricted
    stock                                                                                                   452
   Translation adjustment for
    year                                                                                                                3,942
   Purchase of treasury stock                                         450,700   (14,118)
   Reduction of ESOP loan
    guarantee                                                                               2,200
                               -------      -------       -------     -------   -------   -------       -------       -------
   Balances at September 30,
    1994                         2,698       80,066       273,800     916,615   (25,521)        -        (1,489)       (2,164)

   Net earnings for the year                               66,103
   Cash dividends paid-$.96
    a share                                               (25,020)
   Stock options exercised,
    net of 81,593 shares
    exchanged                                (1,180)                 (107,661)    2,744
   Other                                          3                    11,607      (412)
   Restricted stock issued                       66                   (13,400)      376                    (442)
   Restricted stock cancelled                                           5,800      (198)                     81
   Amortization of restricted
    stock                                                                                                   515
   Translation adjustment for
    year                                                                                                               (6,487)
   Purchase of treasury stock                                          65,000    (1,759)
                               -------      -------       -------     -------   -------   -------       -------       -------
   Balances at September 30,
    1995                         2,698       78,955       314,883     877,961   (24,770)        -        (1,335)       (8,651)

   Net earnings for the year                               44,205
   Cash dividends paid-$1.00
    a share                                               (25,798)
   Stock options exercised,
    net of 6,020 shares
    exchanged                                  (788)                  (83,414)    2,451
   Other                                         12                     1,343       (48)
   Restricted stock issued                       (2)                   (2,000)       64                     (62)
   Amortization of restricted
    stock                                                                                                   444
   Translation adjustment for
    year                                                                                                               (3,703)
   Purchase of treasury stock                                         763,118   (27,589)
                               -------      -------       -------     -------   -------   -------       -------       -------
   Balances at September 30,
    1996                        $2,698      $78,177      $333,290   1,557,008  $(49,892)   $    -      $   (953)     $(12,354)
                               =======      =======       =======   =========   =======   =======



   See notes to consolidated financial statements.



   Consolidated Cash Flows

   (Dollars in thousands)
   Years ended September 30,               1996       1995      1994
   Cash Flows from Operating
    Activities
   Net earnings                         $44,205    $66,103   $50,911
   Adjustments to reconcile net
    earnings to net cash provided
    by operating activities:
     Depreciation                        29,178     28,206    31,012
     Amortization                         4,341      6,435     5,366
     Impairment of long-lived assets
      and other unusual charges          25,000     22,713    12,125
     Gain on sale of property, plant
      and equipment and other
      productive assets                    (332)   (50,530)     (185)
     Changes in operating assets and
      liabilities (net of effects from
      acquisition and disposition of
      businesses):
       Trade accounts receivable             (3)    (5,187)   (9,617)
       Inventories                        4,937    (11,109)   (5,082)
       Prepaid expenses, income taxes
         and other assets                (8,681)    (3,935)   (3,366)
       Accounts payable and accrued
         expenses                           715    (18,325)  (15,437)
       Salaries, wages and withholdings
         from employees                    (136)       828    (3,158)
       Income taxes                      (6,548)    (8,194)   16,488
       Deferred income taxes             (1,744)    (5,881)   (4,889)
       Other liabilities                    417      2,009   (12,526)
                                        -------    -------   -------
   Net cash provided by operating
    activities                           91,349     23,133    61,642
                                        =======    =======   =======
   Cash Flows from Investing Activities
   Acquisition of property, plant and
    equipment                           (59,012)   (42,562)  (55,071)
   Acquisition of new businesses-net
    of cash acquired                       (529)   (12,431)  (65,909)
   Proceeds from disposition of
    business and sale of property,
    plant and equipment and other
    productive assets                       658     43,317   163,807
   Increase in investments               (2,740)    (4,574)   (6,827)
                                        -------    -------   -------
   Net cash (used in) provided by
    investing activities                (61,623)   (16,250)   36,000
                                        =======    =======   =======
   Cash Flows from Financing Activities
   Proceeds from additional borrowings   76,822     11,948    42,629
   Reduction in debt                    (60,110)   (27,920)  (70,415)
   Purchase of treasury stock           (27,589)    (1,759)  (14,118)
   Dividends                            (25,798)   (25,020)  (24,050)
   Proceeds from options exercised and
    other equity transactions             1,627      1,155       386
                                        -------    -------   -------
   Net cash used in financing
    activities                          (35,048)   (41,596)  (65,568)
                                        =======    =======   =======
   Net (decrease) increase in cash and
    cash equivalents                     (5,322)   (34,713)   32,074
   Cash and cash equivalents at
    beginning of year                     8,717     43,430    11,356
                                        -------    -------    ------
   Cash and cash equivalents at end
    of year                             $ 3,395    $ 8,717   $43,430
                                         ======     ======    ======
   Cash paid during the year for:
    Interest                            $15,175    $15,352   $14,829
    Income taxes                         27,222     53,500    33,500


   See notes to consolidated financial statements.



   Notes to Consolidated Financial Statements

   [ Tabular dollars in thousands except per share amounts ]


   1 Summary of Significant Accounting Policies

   Nature of Business The Company manufactures and distributes flavors, colors, flavor enhancers and other bioproducts, dehydrated products and yeast for foods and other applications.

   Principles of Consolidation The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions are eliminated. The Company also has minority interests in certain foreign companies for which it reports earnings when cash is received for technical assistance fees and dividends.

   Use of Estimates The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

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

   Intangibles, Goodwill and Long-Lived Assets The excess cost over net assets of businesses acquired and other intangibles, principally formulae and supply contracts, are being amortized using the straight-line method over periods ranging up to 40 years. In fiscal 1996, the Company adopted Statement of Financial Accounting Standards No. 121, ("SFAS No. 121"), Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of (see note 2). Prior to fiscal 1996, the carrying value of intangibles, goodwill and long-lived assets was evaluated on the basis of management's estimates of future undiscounted operating income associated with the assets. Assets were generally grouped at major operating entity levels, and these levels were reviewed for impairment.

   Recoverability of other long-lived assets not included under SFAS No. 121, primarily investments in unconsolidated affiliates and goodwill not identified with impaired assets, will continue to be evaluated on a recurring basis. The primary indicators of recoverability are current or forecasted profitability over the estimated remaining life of these assets, based on the operating profit of the businesses directly related to these assets. If recoverability is unlikely based on the evaluation, the carrying amount is reduced by the amount it exceeds the forecasted operating profit and any estimated disposal value.

   Financial Instruments The Company uses financial instruments in its management of foreign currency and interest rate exposures. Financial instruments are not held or issued for trading purposes. Non-U.S. dollar financing transactions may be used as hedges of long-term investments or intercompany loans in the corresponding currency. Foreign currency gains and losses on the hedges of long-term investments are recorded as foreign currency translation adjustments included in shareholders' equity. Gains and losses related to hedges of intercompany loans offset the gains and losses on intercompany loans and are recorded in net earnings. Interest rate exchange agreements are effective at modifying the Company's interest rate exposures. Net interest is accrued as either interest receivable or payable with the offset recorded in interest expense. The Company also uses short-term forward exchange contracts for hedging purposes. Realized and unrealized gains and losses on these instruments are deferred and recorded in the carrying amount of the related hedged asset, liability or firm commitment.

   Translation of Foreign Currencies Assets and liabilities of foreign operations are translated into United States dollars at current exchange rates. Income and expense accounts are translated into United States dollars at average rates of exchange prevailing during the year. Adjustments resulting from the translation of financial statements of international units are included as foreign currency translation adjustments in the equity section of the balance sheets. Net transaction (gains) losses of $(23,000) in 1996, $140,000 in 1995 and $(697,000) in
   1994, are included in earnings before income taxes.

   Stock-Based Compensation The Company currently accounts for its stock-based compensation plans using the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25).

   In 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, ("SFAS No. 123") Accounting for Stock-Based Compensation. Under the provisions of SFAS No. 123, companies can elect to account for stock-based compensation plans using a fair-value-based method or continue measuring compensation expense for those plans using the intrinsic value method prescribed in APB 25. SFAS No. 123 requires that companies electing to continue using the intrinsic value method must make pro forma disclosures of net earnings and earnings per share as if the fair-value-based method of accounting had been applied. The adoption of SFAS No. 123 will be reflected in the Company's 1997 consolidated financial statements.

   Since the Company anticipates continuing to account for stock-based compensation using the intrinsic value method, SFAS No. 123 will not have an impact on the Company's results of operations or financial position.


   2 Acquisitions, Divestiture and Unusual Items

   The Company adopted SFAS No. 121 as of the beginning of the fourth quarter of 1996. In this regard, certain long-lived assets which are held and used in the business were identified as impaired. The Company considers continued operating losses, or significant and long-term changes in industry conditions, to be its primary indicators of potential impairment. In 1996 an impairment was recognized when the future undiscounted cash flows of each asset was estimated to be less than the asset's related carrying value. As such, the carrying values of these assets were written down to the Company's estimates of fair value. Fair value was based on sales of similar assets, or other estimates of fair value such as discounting estimated future cash flows. The non-cash charge for adoption of this standard was $20,000,000 and resulted from changes in industry conditions, continued operating losses and from the Company grouping assets at a lower level than under its previous method of accounting.

   In addition, the Company identified opportunities to streamline its production base, improve efficiency and enhance its competitiveness. Accordingly, the Company adopted a restructuring plan which includes closing or reconfiguring a number of production facilities and reducing the workforce by approximately 130 employees. The restructuring charge of approximately $5,000,000 includes primarily charges related to severance costs, substantially all of which will be paid in fiscal 1997.

   The total charge for adopting SFAS No. 121 and restructuring was $25,000,000 ($16,700,000 after tax or $.65 per share).

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

   In 1995, the Company reviewed its options relating to the BioVentures product line. Based on the Company's comprehensive review, during the fourth quarter of 1995, the Company decided to sell or discontinue this product line. Accordingly, the Company evaluated the ongoing value of the plant and equipment and other assets associated with this product line. Based on the evaluation, the Company recorded a charge of $14,047,000 to adjust the assets to estimated fair value less costs of disposal. In the fourth quarter of 1996, the Company decided to use the plant and equipment in its ongoing operations and terminated its efforts to sell these assets.


   In August 1995, the Court of Appeals for the Federal Circuit Court affirmed a judgment against the Company for patent infringement. The Company has accrued $4,500,000 for the judgment. The Supreme Court is currently reviewing the finding of the Court of Appeals for the Federal Circuit Court and should issue their findings in fiscal 1997.

   In 1995, the Company acquired the common stock of two foreign dehydrated vegetable processors for $12,798,000 cash. On an unaudited pro-forma basis, the effects of the acquisitions were not significant to the Company's 1995 results of operations.

   In July 1994, the Company acquired all of the outstanding stock of Champlain Industries Limited, a manufacturer of savory flavorings and flavor enhancers, for $61,744,000 of which $37,258,000 was paid in cash with the remaining purchase price paid in 1995 and 1996. Also during 1994, the Company purchased several other businesses for an aggregate purchase price of $33,302,000. The excess of the total aggregate cost of all the 1994 acquisitions over the fair value of net assets acquired of approximately $61,413,000 is being amortized by the straight-line method over 40 years. On an unaudited pro forma basis, the effects of the acquisitions were not significant to the Company's 1994 results of operations.

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


   3 Inventories

   Inventories include finished and in-process products totaling $122,775,000 and $119,885,000 at September 30, 1996 and 1995, respectively, and raw materials and supplies of $51,418,000 and $59,135,000 at September 30, 1996 and 1995, respectively.

   4 Debt

   Long-term debt consists of the following obligations:

                                           1996      1995
   Payable in U.S. Dollars:
    9.06% senior notes due
     through July 2004                 $ 42,000   $ 46,000
    8.60% senior notes repaid
     December 1995                            -     12,600
    7.59% senior notes due
     through December 2008               30,000     30,000
    6.99% senior notes due
     through December 2007               40,000          -
    6.77% senior notes due
     through January 2010                15,000          -
    6.70% senior notes due
     through December 2009               20,000     20,000
    6.68% senior notes due
     through January 2011                15,000          -
    6.38% senior notes due
     through December 2003               20,000     20,000
    6.21% senior notes repaid
     December 1995                            -     20,000
    Commercial paper and other
     short-term notes                    12,407      8,215
    Various mortgage notes, capital
     lease obligations and other notes    6,050      6,536
   Notes and credit facilities payable
    in foreign currencies                 2,222     18,427
                                        -------    -------
                                        202,679    181,778
    Current maturities                    5,810     21,100
                                        -------    -------
    Total long-term debt               $196,869   $160,678
                                        =======    =======

   The Company has a $70,000,000 multicurrency revolving loan agreement with a group of three banks. Under the agreement, the Company has the option to elect to have interest rates determined based upon the LIBOR rate plus margin or the certificate of deposit rate plus margin. A commitment fee is payable on the unused amount of credit. The facility matures in September 2001. Uncommitted lines of credit totalling $134,000,000 are also available to the Company from several banks.

   The Company issues short-term commercial paper obligations supported by committed lines of credit included in the Revolving Loan Agreement. The Company also issues other short-term notes. At September 30, 1996 and 1995, $12,407,000 and $8,215,000 of short-term borrowings were classified as long-term debt reflecting the Company's intent and ability, through the existence of the unused credit facility, to refinance these borrowings.

   The aggregate amounts of maturities on long-term debt each year for the five years subsequent to September 30, 1996 are as follows: 1997, $5,810,000; 1998, $5,936,000; 1999, $6,471,000; 2000, $7,251,000 and 2001,
   $18,636,000.

   Substantially all of the loan agreements contain restrictions concerning working capital, borrowings, investments and dividends. Earnings reinvested of $5,635,000 at September 30, 1996 were unrestricted.

   Short-term borrowings consist of loans to foreign subsidiaries denominated in local currencies which are borrowed under various foreign uncommitted lines of credit.


   5 Financial Instruments and Risk Management

   Currency Swaps To manage foreign exchange risk, the Company has entered into currency swaps. The currency swaps of $14,537,000 and $22,358,000 at September 30, 1996 and 1995, respectively, effectively hedge long-term Canadian dollar-denominated investments and mature in 1997.

   Forward Exchange Contracts The Company uses forward exchange contracts to reduce the effect of fluctuating foreign currencies on short-term foreign currency-denominated intercompany transactions and other known foreign currency exposures. At September 30, 1996 and 1995, the Company had foreign exchange contracts, generally with maturities of one year or less, of $49,098,000 and $43,175,000, respectively.

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

   Fair Values The carrying amounts of cash and cash equivalents, trade receivables, investments, financial instruments, accounts payable, and short-term borrowings approxi-mated fair value as of September 30, 1996 and 1995.

   The fair value of the Company's long-term debt, including current maturities, is estimated using discounted cash flows based on the Company's current incremental borrowing rates for similar types of borrowing arrangements. The fair value at September 30, 1996 and 1995 was approximately $203,714,000 and $190,000,000, respectively.


   6 Shareholders' Equity

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

   The changes in outstanding stock options during the three years ended

   September 30, 1996 are summarized below:

                                                  Shares

                                                Outstanding
                                      Reserved     Options   Available

   Balances at September 30, 1993
    ($11.833 to $36.125)              1,659,311   1,414,411    244,900
    Authorized under the 1994 Plan    1,200,000           -  1,200,000
    Granted ($30.875 to $32.250)              -     339,900   (339,900)
    Restricted stock awarded            (19,400)          -    (19,400)
    Exercised ($11.833 to $29.625)      (49,751)    (49,751)         -
    Cancelled                                 -    (104,250)   104,250
                                      ---------   ---------  ---------
   Balances at September 30, 1994
    ($11.833 to $36.125)              2,790,160   1,600,310  1,189,850
    Granted ($28.250 to $33.000)              -     372,350   (372,350)
    Restricted stock awarded            (13,400)          -    (13,400)
    Exercised ($11.833 to $33.750)     (189,254)   (189,254)         -
    Cancelled                                 -    (167,516)   167,516
                                      ---------   ---------  ---------
   Balances at September 30, 1995
    ($11.833 to $36.125)              2,587,506   1,615,890    971,616
    Granted ($31.250 to $38.250)              -     442,400   (442,400)
    Restricted stock awarded             (2,000)          -     (2,000)
    Exercised ($11.833 to $36.125)      (89,434)    (89,434)         -
    Cancelled                                 -     (29,064)    29,064
                                      ---------   ---------  ---------
   Balances at September 30, 1996
    ($11.833 to $38.250)              2,496,072   1,939,792    556,280
                                      =========   =========  =========

   At September 30, 1996, 1,175,943 shares were exercisable at prices ranging from $11.833 to $36.125.

   The Company is authorized to issue 250,000 shares of cumulative preferred stock.


   7 Retirement Plans

   The Company primarily provides benefits under defined contribution plans including a savings plan and ESOP. The savings plan covers substantially all domestic salaried and certain non-union hourly employees and provides for matching contributions up to 4% of each employee's salary. The ESOP covers substantially all domestic employees not covered by a defined benefit plan and provides for contributions of 6% to 10% of each employees' salary. Total expense for the Company's defined contribution plans was $7,144,000, $5,205,000 and $8,112,000 in 1996, 1995 and 1994,
   respectively.


   8 Other Postretirement Benefits

   The Company provides certain health insurance benefits to eligible domestic retirees and their dependents.

   Postretirement benefit expense includes the following components:

                                           1996        1995      1994
   Service cost                          $  831      $1,139     $1,586
   Interest cost on accumulated
    benefit obligation                    1,212       1,733      1,977
   Amortization of prior
    service cost                           (278)       (278)      (352)
   Other                                   (363)        (15)         -
                                          -----       -----      -----
   Postretirement benefit expense        $1,402      $2,579     $3,211
                                          =====       =====      =====

   The Company continues to fund benefit costs on a pay-as-you-go basis, with retirees paying a portion of the costs.

   The status of the Company's postretirement benefit obligation was:

                                           1996       1995
   Actuarial present value of
    accumulated benefit obligation:
     Retirees                           $ 7,142     $ 7,935
     Fully eligible active plan
      participants                        2,032       2,343
     Other active plan participants       8,327      12,702
                                         ------      ------
   Accumulated benefit obligation        17,501      22,980
   Unrecognized prior service cost        4,721       4,999
   Unrecognized gain                     10,477       3,949
                                         ------      ------
   Postretirement benefits accrued      $32,699     $31,928
                                         ======      ======

   The weighted average discount rates used in determining the accumulated postretirement benefit obligation at September 30, 1996 and 1995 were 7.5% and 7.0%, respectively. The health care cost trend rates were assumed to be 10% in 1996, gradually declining to 5.5% by the year 2002 and remaining at that level thereafter. In 1995 the cost trend rates were assumed to be 13%, gradually declining to 7% by the year 2001. A one percentage point increase in the assumed cost trend rate would increase the accumulated postretirement benefit obligation as of September 30, 1996 by approximately $3,569,000 and the aggregate of the service and interest cost components of the 1996 postretirement benefit expense by $417,000.

   During 1994, the Company curtailed postretirement benefits relating to employees of the Frozen Foods business which was sold effective July 31, 1994. The gain resulting from the curtailment has been included with the gain on the sale of Frozen Foods (see note 2).


   9 Income Taxes

   The provision for income taxes, is as follows:

                                           1996        1995      1994
   Currently payable:
    Federal                             $14,179     $33,181    $36,759
    State                                 2,683       5,636      6,684
    Foreign                               8,140       8,305      5,754
   Deferred (benefit):
    Federal                               1,792       1,021    (16,592)
    State                                   180         210     (2,862)
    Foreign                              (2,539)        147        479
                                         ------      ------     ------
                                        $24,435     $48,500    $30,222
                                         ======      ======     ======

   The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities consist of the following:

                                           1996       1995
   Deferred tax assets:
    Benefit plans                      $(19,300)   $(19,165)
    Liabilities and reserves             (9,097)     (9,919)
    Other                               (13,605)    (17,836)
                                        -------     -------
    Gross deferred tax assets           (42,002)    (46,920)
    Valuation allowance                   8,794       5,587
                                        -------     -------
     Total deferred tax assets          (33,208)    (41,333)
                                        -------     -------
   Deferred tax liabilities:
    Property, plant and equipment        15,587      17,609
    Other                                14,018      20,688
                                        -------    --------
     Total deferred tax liabilities      29,605      38,297
                                        -------    --------
   Net deferred tax (assets)
    liabilities                        $ (3,603)  $  (3,036)
                                        =======    ========

   The effective tax rate differs from the statutory Federal income tax rate of 35% as described below:

                                           1996        1995      1994
   Taxes at statutory rate              $24,024     $40,114    $28,397
   State income taxes, net of
    Federal income tax benefit            1,861       3,800      2,484
   Tax credits                           (2,300)     (3,100)    (1,980)
   Sale of business                      00,000       5,900
   Other, net                               850       1,786      1,321
                                         ------      ------     ------
   Provision for income taxes           $24,435     $48,500    $30,222
                                         ======      ======     ======
   Effective tax rate                     35.6%       42.3%      37.3%
                                          ====        ====       ====


   Earnings before income taxes are summarized as follows:

                                           1996        1995      1994
   United States                       $ 55,228    $ 92,043    $63,079
   Foreign                               13,412      22,560     18,054
                                         ------     -------     ------
                                       $ 68,640    $114,603    $81,133
                                         ======     =======     ======

   Domestic income taxes have not been provided on undistributed earnings of foreign subsidiaries which are considered to be permanently invested. If undistributed foreign earnings were to be remitted, foreign tax credits would substantially offset any resulting domestic tax liability.

   10 Foreign Operations

   Summarized information relating to the Company's domestic and foreign operations are as follows:

                                           1996        1995      1994
   Revenue:
    United States                      $517,678    $516,683   $745,487
    Europe                              186,547     174,931    104,375
    Other foreign                       102,127     101,357     80,001
                                        -------     -------    -------
                                       $806,352    $792,971   $929,863
                                        =======     =======    =======
   Operating Income:
    United States                      $ 67,850    $ 98,816   $ 76,315
    Europe                                2,160      14,912      8,060
    Other foreign                        13,896      15,982     12,646
                                        -------     -------    -------
                                       $ 83,906    $129,710   $ 97,021
                                        =======     =======    =======
   Identifiable Assets:
    United States                      $439,471    $439,634   $482,934
    Europe                              241,434     238,497    175,539
    Other foreign                        99,567      98,739    105,191
                                        -------     -------    -------
                                       $780,472    $776,870   $763,664
                                        =======     =======    =======

   Fiscal 1996 operating income includes pretax unusual charges of $25,000,000 relating to the adoption of SFAS No. 121 and the restructuring plan (see note 2). The charges were as follows: United States $11,100,000; Europe $13,900,000. The fiscal 1995 and 1994 unusual items of $(26,847,000) and $12,125,000 are included with operating income of the United States.

   Transfers of product between geographic areas are not significant. Operating income is total revenue less operating expenses. Identifiable assets include all assets identified with the operations in each geographic area, and an allocable portion of intangible assets recorded by the parent.


   11 Contingencies

   The Company is involved in various claims and litigation arising in the normal course of business. In the opinion of management and Company counsel, the ultimate resolution of these actions will not materially affect the consolidated financial position, results of operations, or cash flows of the Company.

   Management's Responsibility for Financial Statements

   [ Years ended September 30, 1996, 1995 and 1994 ]

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


   Kenneth P. Manning
   President and Chief Executive Officer

   Michael Fung
   Vice President and Chief Financial Officer




   Independent Auditors' Report

   To the Shareholders and Board of Directors of Universal Foods Corporation:

   We have audited the accompanying consolidated balance sheets of Universal Foods Corporation and subsidiaries as of September 30, 1996 and 1995, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the three years in the period ended September 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

   In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the companies as of September 30, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1996, in conformity with generally accepted accounting principles.

   As discussed in Note 2 to the consolidated financial statements, in fiscal 1996 the Company adopted the provisions of the Financial Accounting Standards Boards' Statement of Financial Accounting Standard No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of."

                                               Deloitte & Touche LLP


   Milwaukee, Wisconsin
   November 14, 1996

   Five Year Review
   (Dollars in thousands except
    per share data)                   1996                1995               1994                 1993                1992
   Summary of Operations

   Revenue                     $806,352  100.0%    $792,971  100.0%   $929,863  100.0%     $891,566  100.0%   $883,438   100.0%
   Operating costs
    and expenses:
      Cost of products sold     533,260   66.1      518,194   65.3     616,752   66.3       589,735   66.1     593,006    67.1
     Selling and
      administrative expenses   164,186   20.4      171,914   21.7     203,965   22.0       196,102   22.0     187,727    21.3
     Unusual items               25,000    3.1      (26,847)  (3.4)     12,125    1.3             -      -      19,300     2.2
                                -------   ----      -------   ----     -------   ----       -------   ----     -------    ----
                                722,446   89.6      663,261   83.6     832,842   89.6       785,837   88.1     800,033    90.6
                                -------   ----      -------   ----     -------   ----       -------   ----     -------    ----
   Operating income              83,906   10.4      129,710   16.4      97,021   10.4       105,729   11.9      83,405     9.4
   Interest expense              15,266    1.9       15,107    1.9      15,888    1.7        15,172    1.7      16,423     1.9
                                -------   ----      -------   ----     -------   ----       -------   ----     -------    ----
   Earnings before income
    taxes and cumulative
    effect of accounting
    changes                      68,640    8.5      114,603   14.5      81,133    8.7        90,557   10.2      66,982     7.5
   Income taxes                  24,435    3.0       48,500    6.2      30,222    3.2        33,959    3.9      25,286     2.8
                                -------   ----      -------   ----     -------   ----       -------   ----     -------    ----
   Earnings before cumulative
    effect of accounting
    changes                      44,205    5.5       66,103    8.3      50,911    5.5        56,598    6.3      41,696     4.7
   Cumulative effect of
    accounting changes
    net of tax                        -      -            -      -           -      -        23,563    2.6           -       -
                                -------   ----      -------   ----     -------   ----       -------   ----     -------    ----
   Net earnings                $ 44,205    5.5%    $ 66,103    8.3%   $ 50,911    5.5%     $ 33,035    3.7%   $ 41,696     4.7%
                                =======   ====      =======   ====     =======   ====       =======   ====     =======    ====
   Earnings per common share
    before cumulative effect
    of accounting changes      $   1.71            $   2.54           $   1.95             $   2.15           $   1.57
   Net earnings per
     common share              $   1.71            $   2.54           $   1.95             $   1.25           $   1.57
                                =======             =======            =======              =======            =======
   Other Related Data
   Earnings per common share
    excluding unusual items
    and cumulative effect of
    accounting changes         $   2.36            $   2.18           $   2.24             $   2.15           $   2.02
   Dividend per
    common share                   1.00                0.96               0.92                 0.88               0.84
   Average shares
    outstanding              25,798,482          26,061,269         26,130,783           26,350,346         26,608,350
   Book value per
    common share               $  13.85            $  13.89           $  12.60             $  11.60           $  11.57
   Price range per
    common share            28.00-41.00         26.13-34.88           28.88-35          30.25-37.25        26.75-39.88
   Share price at
    September 30                  32.50               34.88              29.63                33.88              31.38
   Research and development
    expenditures                 29,824              28,558             32,217               28,460             26,597
   Capital expenditures          59,012              42,562             55,071               36,363             44,982
   Depreciation                  29,178              28,206             31,012               29,644             28,144
   Amortization                   4,341               6,435              5,366                5,409              4,894
   Total assets                 780,472             776,870            763,664              729,993            702,130
   Long-term debt               196,869             160,678            172,235              171,907            167,746
   Shareholders' equity         350,966             361,780            327,390              305,066            303,174
   Return on average
    shareholders' equity
    before cumulative effect
    of accounting change          12.2%               18.5%              16.1%                18.7%              13.8%
   Total debt to total capital    36.9%               34.3%              37.6%                38.7%              40.4%
   Employees                      4,035               4,104              4,063                5,450              5,400


   The 1996 results include pretax charges of $20 million relating to adopting SFAS No. 121 and $5 million for restructuring costs.

   The 1995 results include a pretax gain of $49.6 million relating to the sale of the Frozen Foods business and the cost of discontinuing a product line and other unusual items totaling $22.7 million. The 1994 results include a pretax restructuring charge of $12.1 million. The 1992 results include a pretax restructuring charge of $19.3 million relating to the Frozen Foods business.