Form 10-K, Exhibit 13
period 1997-09-30
UNIVERSAL FOODS CORP
filed 1997-12-29
CIK 310142

                                                                 EXHIBIT 13

color

2 pie charts

Customers
Percent of Revenue

Food: 70%
Cosmetics/Pharma-
ceuticals/specialty
inks: 30%

Products
Worldwide Markets

Food: 48%

Cosmetics/pharma-
ceuticals/specialty
inks: 41%
Other: 11%

Total Market: $2.7 billion

Technical Expertise
We are the acknowledged number one food color supplier in the world. Our unique understanding of color-creating chemistry complements the most extensive and skilled technical service staff in the industry. Basic research in natural and synthetic colors and a responsive customer service group also deliver value for our customers. Operates as Warner- Jenkinson.

1997 Review
Sales and income grew on the strength of pharmaceuticals, dispersions, lakes, and natural color categories. This growth was complemented by the contribution from Tricon Colors, which the company acquired in the second quarter. The division's St. Louis facility achieved ISO 9001 certification, underscoring the Color division's commitment to world- class quality.

Opportunities
We will leverage our core competencies to expand into non-food markets such as specialty inks, pharmaceuticals, and cosmetics. Natural color sourcing and manufacturing and advanced purification technology will also play an important role in our worldwide growth.

Chart

Revenue
(in millions)

93       $123

94       $143

95       $149

96*      $157

97       $191

*revised for revenue included
in Asia Pacific division


dehydrated
pie chart

Customers
Percent of Revenue

Industrial food
processors: 100%

Products
Worldwide Markets

Garlic: 20%
Onion: 45%
Chili: 20%
Speciality
vegetables: 15%

Total Market: $1.2 billion

Technical Expertise
We produce high-quality dehydrated onion, garlic, chili, and other vegetables in the U.S. using state-of-the-art dehydration technology, extensive plant breeding and seed development programs, and comprehensive field management techniques. Our laboratories develop customized blends and applications for our customers. European operations produce premium vegetable products for the world market. Operates as Rogers Foods in the U.S. and Universal Dehydrates in Europe.

1997 Review
Operating income outpaced sales growth, as volume gains accompanied improvements in operating efficiency. Productivity improvements in European operation resulted from further implementation of U.S. field management techniques and growing practices as well as more efficient production scheduling.

Opportunities
Our ongoing focus on improving quality, consistency, and customer service supports our efforts to capture new domestic and international business. Further implementation of U.S. field management and growing practices in Europe will help increase yield and efficiency.

Chart

Revenue
 (in millions)

93       $78

94       $85

95       $117

96       $132

97       $135


Asia pacific

Technical Expertise
We market our full line of products through a focused effort under one unified name. Regional technical teams enable us to provide high-quality flavor and color solutions that appeal to local tastes and preferences. Operates as Universal Foods Corporation (Asia Pacific).

1997 Review
We integrated product lines, created a consumer marketing function and strengthened management during the division's first year in operation.

Opportunities
The actions taken in fiscal 1997 have positioned the Asia Pacific division to exceed market growth rates. Savory flavors and color products offer particularly significant growth opportunities.

Chart

Revenue
 (in millions)

93

94

95

96       $28

97       $32

                                   page four
yeast

chart

Revenue
 (in millions)

93       $160

94       $163

95       $155

96       $156

97       $155

Technical Expertise
Efficient operations produce a diversified line of yeast products for baking, nutritional and wine-making needs. Quality, consistency, and reliability are critical to the production and delivery of yeast, a living organism. Operates as Red Star Yeast & Products.

1997 Review
Improvements in operating efficiencies led to continued strong profitability for the division. Volumes of cream yeast increased significantly, as the division capitalized on the trend toward bulk deliveries to large commercial bakeries. Results from the division's retail yeast business remained strong on the continuing popularity of bread-making machines.

Opportunities
Productivity improvements and further market penetration through the conversion of major customers to cream yeast systems will drive growth. International sales of dry yeast also hold opportunity.

2 pie charts

Customers

Percent of Revenue

Commercial
bakers: 88%

Retail: 12%

Products
Worldwide Markets

Commercial compressed/
cream: 63%
Commercial dry: 24%
Consumer dry: 13%

Total Market: $2.2 billion

flavor

Revenue
 (in millions)

93       $241

94       $263

95       $273

96*      $234

97       $216

*revised for revenue included in Asia Pacific division

Technical Expertise
Proprietary processes combine with compounding and reaction chemistry to produce an exceptional range of flavors, flavor systems, and ingredients for food, beverage and dairy applications. Our aroma chemicals operation creates the building blocks for fragrances and flavors. Customized formulas improve end-product performance, as food and flavors must endure a variety of demanding processing conditions such as extreme temperature, mixing, and pumping. Operates as Universal Flavors.

1997 Review
Improved results from international operations partially offset ongoing softness in carbonated beverage and dairy segments. Operating costs significantly declined, service levels improved, and aroma chemicals business expansion accelerated. A realignment of sales and marketing has positioned the division to win more business from targeted customers.

Opportunities
Natural flavors and flavor systems for new age and nutraceutical beverages offer worldwide opportunities. Further expansion into savory food flavors and aroma chemicals are also avenues for growth. In fiscal 1998, we will integrate our Flavor and BioProducts divisions, which will allow our customers to choose from a full range of flavor solutions from a single source.

2 pie charts

Customers
Percent of Revenue

Dairy: 32%
Beverage: 35%
Food processors: 21%
Other: 12%

Products
Worldwide Markets

Flavors: 34%
Fragrances: 33%
Essential oils: 17%
Aroma chemicals: 16%
Total Market: $14.5 billion


bioproducts

Revenue
 (in millions)

93       $22

94       $37

95       $98

96       $99

97       $97

Technical Expertise
We offer the broadest line of savory flavor products for meat, fish, poultry, and cheese products from natural sources for the food and fermentation industry. Our processes also create products for the bionutrient and health food markets. Operates as Red Star BioProducts.

1997 Review
Healthy sales to North American customers offset lower demand for beef products in the U.K. The new facility in Strasbourg, France, began building volumes to commercial levels. The division commercialized 22 new products. Two plants received ISO 9002 certification and one plant successfully completed recertification.

Opportunities
Continued development of proprietary blends will improve product mix. With completion of the first phase of our new facility in Strasbourgh, France, we are building toward commercial levels of yeast extracts for the large European markets. In fiscal 1998, we will integrate our Flavor and BioProducts divisions, which will allow our customers to choose from a full range of flavor solutions from a single source.

2 pie charts

Customers
Percent of Revenue

Food processors: 75%
Feed processors: 12%
Bionutrients: 13%

Products
Worldwide Markets

Bionutrients: 10%
Yeast extracts: 20%
HVPs: 26%
MSG: 44%

Total Market: $1.9 billion

                                   page five

PRODUCT
customized

From food ingredients to specialty inks, our growing product strength provides customized solutions, enhancing the quality of our customers' distinctive products.

WJ
         Whether helping a packaged food company achieve just the right color in a new product or working with a customer in the herb and spice business to find the optimal seasoning blend, our business is based on delivering superior solutions every time. Our commitment to supplying customized solutions generated more than 1,300 color products in fiscal 1997 alone. This insight into our customers' needs and our exceptional knowledge of our products' capabilities and applications make us a valued and recognized resource for our customers.

         Although often comprising less than 1% of an end product's total cost, our ingredients are critical to our customers' product success. Children of all ages delight in the rainbow of colors candy receives from our color systems. The yeast we supply puts more bread on American tables than any other yeast producer in the United States. A growing array of prepared foods, from soup mixes to microwaveable dinners, rely on our dehydrated vegetables and all-natural flavor enhancers to provide consistently high-quality meals that satisfy consumers' hunger for healthy, flavorful foods.

         Superior service backs our superior products. Color service labs, strategically located around the world, can ship specifically formulated samples to customers within 24 hours. Our Flavor division is winning business in the rapidly growing "New Age" beverage category for teas, flavored waters, sports drinks, and natural sodas. Our ability to develop complete flavor systems, including flavoring, color, and clarity, plus expert consulting in packaging and marketing, is driving sales growth in this promising area.

         Strategic acquisitions are also propelling Universal Foods into new, higher-growth businesses. Our acquisition of Tricon Colors brought us into the rapidly growing market for high-purity ink-jet inks, and today our largest customer is outside the food arena.

Leveraging Technology
Highly purified colors create vibrant document from ink-jet printers, a rapidly growing market.


TECHNOLOGY
Consistency

From dehydration to extraction, our technological strength opens new markets, expands existing ones, and most importantly, adds value to our customers.

         Universal Foods has a single strategic focus: to be a technology-driven industrial marketer of high-performance ingredients and systems for a growing number of markets and applications. With our superior process technologies, we deliver remarkably consistent value-added solutions to our customers. We are enlarging the potential market available to us, and our business mix is shifting toward faster-growing, higher-margin products.

         Universal Foods' competitive edge and growth opportunities rest in its ability to create products through expertise in specialized chemical,
biological, and physical processes.   Understanding process technologies,
however, is not enough. Our end-use applications knowledge enhances the success of our customers' product development initiatives.

         Our Dehydrated Products division is winning business because of the quality and consistency of its dehydrated onion, garlic, and chili. Active seed development initiatives, plant tissue culture programs and comprehensive field management techniques page eight

Leveraging Technology
Sub-critical CO2 extraction creates natural flavors from botanicals like juniper berries.


are increasing acreage yields and improving plant quality. Exacting size tolerances (to .01 of an inch) and carefully controlled drying processes help this division ensure that it meets stringent customer requirements.

         We use our fermentation technology to produce enough yeast every year to make enough 12-inch pizzas to circle the earth 44 times. Our efficient production and consistent quality have made us the exclusive yeast supplier to a significant number of the largest commercial baking companies in the U.S. Fermentation is also one of the cornerstone technologies of our BioProducts division in the production of yeast extracts for flavor enhancers, bionutrients for the pharmaceutical industry, and products for the health food market.

         We took a big leap forward in our purification capabilities with the acquisition of Tricon Colors. New purification processes are also being used to develop our line of increasingly popular natural colors for foods, cosmetics and pharmaceuticals.

                                   page nine

GLOBAL
Strategic

From Strasbourgh to Singapore, our global strength means we meed each customer's unique process and application needs, wherever they may be.

         Every corner of the world offers Universal Foods opportunities. Our business is truly global, as our customers expand internationally, and the markets we serve reach beyond local and regional borders. The developing regions of Asia Pacific and Latin America and untapped markets in western Europe and North America all hold exciting growth potential.

         Today we have operations and sales offices in 20 countries serving customers in 127 countries. We greatly improved our position in the Latin American market for food color products with the September 1997 acquisition of the food color business of Pyosa, S.A. Pyosa's food colors are sold under the CertigamaMR trademark. Strong population growth and rising standards of living are making this region attractive for international expansion.

         In Granada, Spain, we are increasing the business opportunities of our Flavor division by expanding our aroma chemicals operation. Aroma chemicals are the building page ten

Leveraging Technology
Customers worldwide rely on our service and quality for their own product success.


blocks for favors as well as the scents in a remarkably broad array of household and industrial products, including soaps, detergents, and toiletries. Our aroma chemicals operation also lowers the cost of raw materials for our own operations and improves quality and consistency.

         Our Asia Pacific division approaches customers in this region, from New Zealand to Japan, with a complete line of products from a single source. This enables us to pursue this broad and diverse market with a focused effort and one corporate identity.

         By focusing internally in technology and externally on product applications and new markets, Universal Foods is enhancing its growth opportunities. With broad vision and strategic drive, we are building a larger, more capable, and more competitive company positioned for long-term success.

                                  page eleven

Financial
Review

13       Management's Analysis of Operations
         and Financial Condition

18       Quarterly Data

18       Common Stock Prices and Dividends

19       Consolidated Earnings

20       Consolidated Balance Sheets

21       Consolidated Shareholders' Equity

22       Consolidated Cash Flows

23       Notes to Consolidated Financial Statements

30       Management's Responsibility for Financial Statements

30       Independent Auditors' Report

31       Five Year Review


                                  page twelve

MANAGEMENT'S ANALYSIS
         of operations and financial conditions

[        Years ended September 30, 1997, 1996 and 1995      ]

Results of Operations
Net earnings for 1997 were $64.7 million, or $2.54 per share, compared with $44.2 million, or $1.71 per share, for 1996 and $66.1 million, or $2.54 per share, for 1995. The 1996 earnings include pretax charges from unusual items of $25.0 million ($16.7 million after tax, or $.65 per share). The 1995 results include a net pretax gain of $26.8 million ($9.2 million after tax, or $.36 per share). Excluding unusual items, net earnings per share increased 7.6% in 1997 and 8.3% in 1996.

Unusual items in 1996 include a $20.0 million non-cash charge in adopting Statement of Financial Accounting Standards No. 121 (SFAS No. 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." During 1996, the Company also recorded a $5 million restructuring charge to address opportunities to streamline its production base, improve efficiency and reduce operating costs. Unusual items in 1995 include a pretax gain of $49.6 million from the sale of the Frozen Foods business, offset by the cost of discontinuing a product line of $14.1 million and other items totaling $8.7 million.

Revenue for 1997 increased to $826 million from $806 million in 1996 and $793 million in 1995. The Color and Dehydrated Products divisions reported solid revenue growth for 1997. The Company's Red Star Yeast & Products and Red Star BioProducts divisions' revenues were flat. Yeast revenue reflects the impact of customers moving to cream yeast, which reduces both revenue and product cost. Red Star BioProducts' 1997 revenue was negatively impacted by the slack demand for beef products in the U.K. Flavor division revenue declined 7.3% primarily from continued weakness in the dairy segment. Revenue increases in 1996 were achieved by all divisions except the Flavor division, with the Dehydrated Products division leading the way with revenue growth of 12.9%. Revenue in the Flavor division decreased in 1996 as consolidations, restructuring and a slow-down in new product roll-outs among the division's customers in the food processing industry impacted the overall market.

chart

Foreign
Revenue
 (in millions)

93       $184

94       $232

95       $313

96       $325

97       $330

Revenue generated outside the United States, including exports, was approximately 40% of total revenue. Approximately 57% of 1997 foreign revenue is derived from Europe. The Company also generates revenue in Canada, Mexico and the Pacific Rim. Consistent with historical experience, changes in foreign currency rates had no material effect on revenue and expenses in 1997, and management currently expects no significant impact from foreign currency rate changes in 1998.

The cost of products sold was 66.7% of revenue in 1997, 66.1% in 1996 and 65.3% in 1995. The increases in 1997 and 1996 resulted primarily from decreased margins in the Flavor business, as continued market weakness in

North America negatively impacted both pricing and capacity utilization.

Selling and administrative expenses increased $3.2 million, or 2.0%, in 1997. Included in 1997 selling and administrative expenses are $7.5 million of integration expenses for the costs of combining the Company's BioProducts and Flavor divisions. Excluding these expenses, selling and administrative expenses would have been 19.4% of revenue, a decrease of $4.3 million, or 2.6%, from 1996. In 1996, selling and administrative expenses decreased 4.5% to 20.4% of revenue from 21.7% in 1995.

                                 page thirteen

Operating income, excluding the integration costs in 1997 and unusual items in 1996 and 1995, increased $5.8 million in 1997 to $114.7 million from $108.9 million in 1996 and $102.9 in 1995. The 1997 increase is primarily the result of strong gains by the Color and Dehydrated Products divisions. Color division results include the results of Tricon Colors, Inc., since it was acquired in the second quarter of 1997. The 1996 increase in operating income is attributable to improved results in all divisions, except the Flavor division which experienced weakness in certain markets.

The effective income tax rate was 28.5% in 1997, 35.6% in 1996 and 42.3% in 1995. The decrease in the effective tax rate to 28.5% in 1997 reflects settlements of prior years' issues and other items. Excluding the effect of these items, the effective tax rate would have been 33.8%. The effective tax rate in 1995 was increased by a higher than normal tax rate on the gain from the sale of the Frozen Foods business offset by increased tax credits.

The Company uses financial instruments in its management of foreign currency and interest rate exposures. The Company has procedures in place to monitor and control financial instruments, and they are not held or issued for trading purposes. The Company's credit risk related to financial instruments is considered low.

Liquidity and Financial Position
Cash provided by operating activities was $91.6 million in 1997, $91.3 million in 1996 and $23.1 million in 1995. The 1997 amounts include increases in net earnings and depreciation, offset by an increase in net working capital. The increase in 1996 of $68.2 million reflects continued improvement in earnings before unusual items and reduced working capital amounts.

Cash used for investing activities increased to $129.3 million in 1997 from $61.6 million in 1996 and $16.3 million in 1995. Cash used for acquisitions was $50.5 million in 1997, $.5 million in 1996 and $12.4 million in 1995. Investing activities in 1995 included $39 million of cash received from the sale of the Frozen Foods business.

Capital expenditures totaled $73.5 million in 1997, $59.0 million in 1996, and $42.6 million in 1995. All years reflect expenditures for productivity improvements and plant expansions. In 1998, capital expenditures are estimated to be between $65 million and $75 million; depreciation expense should approximate $40 million.

chart

Operating
Margins

93       11.9%

94       11.7%

95       13.0%

96       13.5%

97       13.0%

(excluding unusual items)

Financing activities provided cash of $35.6 million in 1997 and used $35.0 million in 1996 and $41.6 million in 1995. During 1997 the Company repurchased 142,600 shares of treasury stock at a cost of $5.8 million. In 1996 the Company repurchased 763,118 shares at a cost of $27.6 million. Net additional borrowings were $59.8 million in 1997 compared to $16.7 million in 1996. The majority of the 1997 borrowings were used to finance acquisitions. The Company uses debt financing to lower its overall cost of capital, which increases the return to shareholders. The Company maintains debt levels considered prudent based on its cash flows, interest coverage and percentage of total debt to total capital.

The Company has paid uninterrupted quarterly cash dividends since commencing public trading in its stock over twenty years ago. In 1997, dividends paid per share were $1.04, up 4.0% from $1.00 in 1996, which was an increase of 4.2% over 1995. As evidence of the Company's continued effort to provide page fourteen
shareholders with immediate and tangible participation in current earnings, the dividends paid in 1997 represented 41% of net earnings, exceeding the Company's goal of paying annual cash dividends between 35% and 40% of earnings. Subsequent to year-end, the dividend on common shares was increased to an annualized rate of $1.06 per share.

The impact of inflation on both the Company's financial position and results of operations has been minimal and is not expected to adversely affect 1998 results.

The Company's financial position continues to remain strong, enabling it to meet cash requirements for operations, capital expansion programs and dividends to shareholders.

Total Debt to
Total Capital

93       38.7%

94       37.6%

95       34.3%

96       36.9%

97       41.1%

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

Universal Foods Corporation seeks to grow in both its primary market, the food industry, and through leveraging its technology into non-food applications. Currently, about 11% of revenue comes from non-food applications. These include such diverse, but technically related applications as cosmetics, personal care, pharmaceuticals, specialty inks and specialty chemicals. The Company believes that technology in its Flavor, Color and Yeast divisions offers opportunities to expand into non-food markets. In addition, the Company is seeking strategic acquisitions to increase its business base, enhance its technology and expand geographically. In fiscal 1997, the Company entered the rapidly growing market for ink-jet inks and advanced its purification technology with the acquisition of Tricon Colors, Inc.

Within the food industry, the Company expects to increase revenue and profits by targeting faster growing niches and successful customers within each of its businesses, leveraging its process and applications expertise to move into more advanced and sophisticated product categories, and capitalizing on geographic expansion. In fiscal 1997, the Company acquired the food color business of Pyosa, S.A., located in Monterrey, Mexico, thereby expanding its geographic presence in Latin America. The Company views current consolidations within the food industry as an opportunity to be among the select number of companies participating in long-term supplier relationships with its customers. The Company also expects to continue to increase total revenue provided by exports and manufacturing operations outside the United States to enhance its position as a supplier to international customers.

Certain of the Company's businesses and products provide slower, stable growth and positive cash flows while others can be expected to achieve higher levels of performance. As a supplier of value-added ingredients, the Company can benefit from new page fifteen
trends in the food and beverage industry. It has the technology and flexibility to meet changing customer needs as well as to supply both brand name and private label manufacturers.

To further penetrate the growing market for flavors, flavor enhancers and colors in Asia/Pacific Rim, the Company established a separate operating division headquartered in Singapore. The Asia Pacific division operates as Universal Foods Corporation (Asia Pacific) and coordinates sales, marketing and technical functions previously directed from U.S.- based divisions. Resources and personnel have been devoted to build an infrastructure for the expanded technical and marketing support. These activities are considered an investment in long-term growth and should significantly boost the Company's share of revenue from the region, now 4%.

Capital
Expenditures/
Depreciation
 (in millions)

93       $36.4   $29.6

94       $55.1   $31.0

95       $42.6   $28.2

96       $59.0   $29.2

97       $73.5   $32.4


Year 2000
The Company has developed preliminary plans to address the possible exposures related to the impact on its computer systems of the Year 2000. Key financial, information and operational systems have been assessed and detailed plans are being developed to address systems modifications required by December 31, 1999. The financial impact of making the required systems changes is not expected to be material to the Company's consolidated financial position, results of operations or cash flows.

Other Issues
Environmental Issues: Universal Foods has a proactive environmental program, which is transforming environmental issues into positive business opportunities to increase productivity and profitability resulting in a competitive advantage for our business. Increased emphasis is being placed on waste minimization to reduce any short- and long-term environmental issues. All environmental compliance systems utilize the most cost-effective and innovative technology. These efforts continue on a world-wide basis with increased emphasis on the environmental aspects of European operations. New environmental control systems completed in 1997 include upgrades to air emission control systems in Dallas and Oakland. New wastewater systems at Midleton, Ireland, and Elberg, Netherlands, are planned for completion in early calendar 1998. For fiscal 1998, new environmental systems are planned for facilities in California, Indiana, and Marchais, France.

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

                                  page sixteen

Independent Committees: The audit, finance, nominating and compensation and development committees of the Board are composed of directors who are not employees of the Company. These committees, as well as the entire Board, consult with and are advised by outside consultants and experts in connection with their deliberations as needed.

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

                               page seventeen

   Quarterly Data

   [ Unaudited ]


   (Dollars in thousands                                    Net   Earnings
   except per share amounts)  Revenue   Gross Profit   Earnings   Per Share
   1997
   First Quarter              $193,484     $65,852    $13,883       $.55
   Second Quarter              204,826      66,567     15,620        .61
   Third Quarter               209,725      69,410     16,748        .66
   Fourth Quarter              217,679      72,795     18,437        .72

   1996
   First Quarter              $193,446     $66,979    $13,490      $ .52
   Second Quarter              200,034      67,836     14,542        .56
   Third Quarter               200,776      67,848     15,721        .61
   Fourth Quarter              212,096      70,429        452        .02

   The fourth quarter of 1996 includes pretax charges of $25 million ($16.7 million after tax or $.65 per share).


   Common Stock Prices and Dividends

                                    Market Price             Dividends
                                   High         Low          Per Share
   1997
   First Quarter                 $37.75        $31.88         $.26
   Second Quarter                 37.88         33.25          .26
   Third Quarter                  39.25         32.00          .26
   Fourth Quarter                 41.38         36.88          .26

   1996
   First Quarter                 $41.00        $33.75         $.25
   Second Quarter                 40.13         36.63          .25
   Third Quarter                  38.13         33.00          .25
   Fourth Quarter                 36.25         28.00          .25

                                 page eighteen

   Consolidated Earnings

   (In thousands except per share amounts)

   Years ended September 30,                 1997         1996         1995
   Earnings
   Revenue                                $825,714     $806,352     $792,971
   Operating costs and expenses:
    Cost of products sold                  551,090      533,260      518,194
    Selling and administrative expenses    167,390      164,186      171,914
    Unusual items                                        25,000      (26,847)
                                          --------     --------     --------
                                           718,480      722,446      663,261
                                          --------     --------     --------
   Operating income                        107,234       83,906      129,710
   Interest expense                         16,798       15,266       15,107
                                          --------     --------     --------
   Earnings before income taxes             90,436       68,640      114,603
   Income taxes                             25,748       24,435       48,500
                                          --------     --------     --------
   Net earnings                           $ 64,688     $ 44,205     $ 66,103
                                          --------     --------     --------
   Earnings per Common Share              $   2.54     $   1.71     $   2.54
   Weighted average shares                  25,513       25,798       26,061
                                          --------     --------     --------

   See notes to consolidated financial statements.

                                 page nineteen

   Consolidated Balance Sheets
   (Dollars in thousands except
   per share amounts)

   September 30,                              1997       1996
   Assets
   Current Assets:
    Cash and cash equivalents               $  1,258   $  3,395
    Trade accounts receivable less
      allowance for losses of $4,034
      and $3,509                             117,259    105,850
    Inventories                              185,552    174,193
    Prepaid expenses and other
      current assets                          20,855     24,793
    Prepaid income taxes                      17,324     16,373
                                            --------   --------
   Total current assets                      342,248    324,604
   Investments                                26,540     20,821
   Other assets                               28,653     25,099
   Intangibles-at cost, less accumulated
     amortization of $34,312 and $29,385     181,309    141,487
   Property, Plant and Equipment:
    Cost:
     Land                                     16,360     15,901
     Buildings                               131,299    120,071
     Machinery and equipment                 388,402    343,793
                                            --------   --------
                                             536,061    479,765
    Less accumulated depreciation            227,082    211,304
                                            --------   --------
                                             308,979    268,461
                                            --------   --------
   Total assets                             $887,729   $780,472
                                            ========   ========

   Liabilities and Shareholders' Equity
   Current Liabilities:
    Short-term borrowings                   $  7,971   $  2,919
    Accounts payable and accrued expenses    135,522    127,637
    Salaries, wages and withholdings from
      employees                               13,978     11,579
    Income taxes                              16,151     14,207
    Current maturities of long-term debt       4,905      5,810
                                            --------   --------
   Total current liabilities                 178,527    162,152
   Deferred income taxes                      17,550     12,770
   Other deferred liabilities                 20,798     19,123
   Accrued employee and retiree benefits      37,877     38,592
   Long-term debt                            252,526    196,869
   Shareholders' Equity:
    Common stock par value $.10 a share,
     authorized 100,000,000 shares;
     issued 26,977,437 shares                  2,698      2,698
    Additional paid-in capital                76,774     78,177
    Earnings reinvested in the business      371,444    333,290
                                            --------   --------
                                             450,916    414,165
    Less: Treasury stock, 1,386,248 and
     1,557,008 shares, respectively, at cost  45,742     49,892
          Other                               24,723     13,307
                                            --------   --------
                                             380,451    350,966
                                            --------   --------
   Total liabilities and
    shareholders' equity                    $887,729   $780,472
                                            ========   ========

  See notes to consolidated financial statements.

                                  page twenty

   Consolidated Shareholders' Equity

                                                                                                        Other
                                                              Earnings                          Unearned     Foreign
   (Dollars in thousands                        Additional   reinvested                        portion of    currency
   except per share                   Common      paid-in      in the        Treasury Stock     restricted  translation
    amounts)                           stock      capital     business     Shares     Amount    stock      adjustments
   Balances at September 30,
    1994                             $2,698      $80,066    $273,800      916,615  $(25,521)     $(1,489)    $(2,164)

   Net earnings for the year                                  66,103
   Cash dividends paid-$.96
    a share                                                  (25,020)
   Stock options exercised,
    net of 81,593 shares
    exchanged                                     (1,180)                (107,661)    2,744
   Other                                               3                   11,607      (412)
   Restricted stock issued                            66                  (13,400)      376         (442)
   Restricted stock canceled                                                5,800      (198)          81
   Amortization of restricted
    stock                                                                                            515
   Translation adjustment for
    year                                                                                                      (6,487)
   Purchase of treasury stock                                              65,000    (1,759)
                                      -------     ------     -------      -------   -------       ------      ------
   Balances at September 30,
    1995                              2,698       78,955     314,883      877,961   (24,770)      (1,335)     (8,651)

   Net earnings for the year                                  44,205
   Cash dividends paid-$1.00
    a share                                                  (25,798)
   Stock options exercised,
    net of 6,020 shares
    exchanged                                       (788)                 (83,414)    2,451
   Other                                              12                    1,343       (48)
   Restricted stock issued                            (2)                  (2,000)       64          (62)
   Amortization of restricted stock                                                                  444
   Translation adjustment for year                                                                            (3,703)
   Purchase of treasury stock                                             763,118   (27,589)
                                      -------     ------     -------      -------   -------      -------      ------

   Balances at September 30,
         1996                         2,698        78,177        333,290      1,557,008     (49,892)        (953)      (12,354)
   Net earnings for the year                                      64,688
   Cash dividends paid-$1.04 a
    share                                                        (26,534)
   Stock options exercised,
    net of 19,248 shares
    exchanged                                      (1,513)                     (304,819)      9,768
   Other                                                1                         5,459        (287)         120
   Restricted stock issued                            109                       (14,000)        454         (563)
   Amortization of restricted
    stock                                                                                       420
   Translation adjustment for
    year                                                                                                 (11,393)
   Purchase of treasury stock                                                   142,600      (5,785)
                                     ------      --------      ---------      ---------   ---------     --------     ---------
   Balances at September 30,
    1997                             $2,698      $ 76,774      $ 371,444      1,386,248   $ (45,742)    $   (976)    $ (23,747)
                                     ======      ========      =========      =========   =========     ========     =========



   See notes to consolidated financial statements.

                               page twenty=one

   Consolidated Cash Flows

   [Dollars in thousands]

   Years ended September 30,                   1997      1996        1995
   Cash Flows from Operating
    Activities
   Net earnings                              $  64,688   $ 44,205     $ 66,103
   Adjustments to reconcile net
    earnings to net cash provided
    by operating activities:
     Depreciation                               32,399     29,178       28,206
     Amortization                                4,927      4,341        6,435
     Impairment of long-lived assets
      and other unusual charges                     --     25,000       22,713
     Loss (gain) on sale of property, plant
      and equipment and other
      productive assets                             16       (332)     (50,530)
     Changes in operating assets and
      liabilities (net of effects from
      acquisition of businesses):
       Trade accounts receivable                (9,709)        (3)      (5,187)
       Inventories                              (8,481)     4,937      (11,109)
       Prepaid expenses, income taxes
         and other assets                       (6,603)    (8,681)      (3,935)
       Accounts payable and accrued
         expenses                                4,244        715      (18,325)
       Salaries, wages and withholdings
         from employees                          2,399       (136)         828
       Income taxes                              1,944     (6,548)      (8,194)
       Deferred income taxes                     4,780     (1,744)      (5,881)
       Other liabilities                           960        417        2,009
                                             ---------   --------     --------
   Net cash provided by operating
    activities                                  91,564     91,349       23,133
                                             ---------   --------     --------
   Cash Flows from Investing Activities
   Acquisition of property, plant and
    equipment                                  (73,502)   (59,012)     (42,562)
   Acquisition of new businesses-net
    of cash acquired                           (50,492)      (529)     (12,431)
   Proceeds from disposition of
    business and sale of property,
    plant and equipment and other
    productive assets                              438        658       43,317
   Increase in investments                      (5,719)    (2,740)      (4,574)
                                             ---------   --------     --------
   Net cash used in investing
     activities                               (129,275)   (61,623)     (16,250)
                                             =========   ========     ========
   Cash Flows from Financing Activities
   Proceeds from additional borrowings          66,455     76,822       11,948
   Reduction in debt                            (6,651)   (60,110)     (27,920)
   Purchase of treasury stock                   (5,785)   (27,589)      (1,759)
   Dividends                                   (26,534)   (25,798)     (25,020)
   Proceeds from options exercised and
    other equity transactions                    8,089      1,627        1,155
                                             ---------   --------     --------
   Net cash provided by (used in)
     financing activities                       35,574    (35,048)     (41,596)
                                             =========   ========     ========
   Net decrease in cash and
    cash equivalents                            (2,137)    (5,322)     (34,713)
   Cash and cash equivalents at
    beginning of year                            3,395      8,717       43,430
                                             ---------   --------     --------
   Cash and cash equivalents at end
    of year                                  $   1,258   $  3,395     $  8,717
                                             ---------   --------     --------
   Cash paid during the year for:
    Interest                                 $  16,062   $ 15,175     $ 15,352
    Income taxes                                16,261     27,222       53,500
                                             ---------   --------     --------



   See notes to consolidated financial statements.

                               page twenty-two

Notes to Consolidated Financial Statements

[ Tabular amounts in thousands except per share data ]

[ Years ended September 30, 1997, 1996 and 1995 ]

1/Summary of Significant Accounting Policies

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

Intangibles, Goodwill and Long-Lived Assets The excess cost over net assets of businesses acquired and other intangibles, principally formulae and customer lists, are being amortized using the straight-line method over periods ranging up to 40 years. In fiscal 1996, the Company adopted Statement of Financial Accounting Standards No. 121, ("SFAS No. 121"), Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" (see note 3). Under SFAS 121 long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or circumstances indicate that their carrying value may not be recoverable. Prior to fiscal 1996, the carrying value of intangibles, goodwill and long-lived assets was evaluated on the basis of management's estimates of future undiscounted operating income associated with the assets. Assets were generally grouped at major operating entity levels, and these levels were reviewed for impairment.

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

Financial Instruments The Company uses financial instruments in its management of foreign currency. Financial instruments are not held or issued for trading purposes. Non-U.S. dollar financing transactions may be used as hedges of long-term investments or intercompany loans in the corresponding currency. Foreign currency gains and losses on the hedges of long-term investments are recorded as foreign currency translation adjustments included in shareholders' equity. Gains and losses related to hedges of intercompany loans offset the gains and losses on intercompany loans and are recorded in net earnings. The Company uses short-term forward exchange contracts for hedging purposes. Realized and unrealized gains and losses on these instruments are deferred and recorded in the carrying amount of the related hedged asset, liability or firm commitment.

   translation of foreign currencies assets and liabilities of foreign operations are translated into United States dollars at current exchange rates. Income and expense accounts are translated into United States dollars at average rates of exchange prevailing during the year. Adjustments resulting from the translation of financial statements of international units are included as foreign currency translation adjustments in the equity section of the balance sheets. Net transaction gains (losses) of $632,000 in 1997, $23,000 in 1996, and $(140,000) in 1995, are included in earnings before  income taxes.

   Stock-Based Compensation The Company currently accounts for its stock-based compensation plans using the intrinsic value-based method in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25).

                               page twenty-three

Notes to Consolidated Financial Statements

[ Years ended September 30, 1997, 1996 and 1995]

   New Accounting Pronouncement The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 128, "Earnings per share." The statement will be effective for the Company in the first quarter of 1998. The Company does not expect the impact of the new Standard to be material.

2/Acquisitions

   During the second quarter of 1997, the Company acquired Tricon Colors, Inc., an ink and dye producer, for cash of $44,492,000. The allocation of the purchase price resulted in goodwill of $37,923,000 which is being amortized
   on a straight-line basis over 40 years.  In September 1997, the     Company
   acquired certain assets of the food color business of Pyosa S.A.,     for
   cash and notes aggregating $7,500,000.

        In 1995, the Company acquired the common stock of two foreign dehydrated vegetable processors for $12,798,000.

        The above acquisitions have been accounted for as purchases and, accordingly, their results of operations have been included in the financial statements since their respective dates of acquisition. On an unaudited pro-forma basis, the effects of the acquisitions were not significant to the Company's results of operations.

3/Restructuring, Integration and Other Charges

        In 1997, the Company recorded an integration charge of $7,500,000 ($4,600,000 after tax, or $.18 per share) for the cost of combining its BioProducts and Flavor divisions. This charge, which is classified in selling and administrative expenses, relates primarily to severance costs which will be paid in 1998.

       The Company adopted SFAS No. 121 as of the beginning of the fourth quarter of 1996. Certain long-lived assets which were held and used in the business were identified as impaired. The Company considers continued operating losses, or significant and long-term changes in industry conditions, to be its primary indicators of potential impairment. In 1996 an impairment was recognized when the future undiscounted cash flows of each asset was estimated to be less than the asset's related carrying value. As such, the carrying values of these assets were written down to the Company's estimates of fair value. Fair value was based on sales of similar assets, or other estimates of fair value such as discounting estimated future cash flows. The non-cash charge for adoption of this standard was $20,000,000 and resulted from changes in industry conditions, continued operating losses and from the Company grouping assets at a lower level than under its previous method of accounting.

       In addition, in 1996 the Company identified opportunities to streamline its production base, improve efficiency and enhance its competitiveness. Accordingly, the Company adopted a restructuring plan which includes closing or reconfiguring a number of production facilities and reducing the workforce by approximately 130 employees. The restructuring charge of approximately $5,000,000 includes charges primarily related to severance costs, substantially all of which were paid in 1997.

       The total 1996 charge for adopting SFAS No. 121 and restructuring was $25,000,000 ($16,700,000 after tax or $.65 per share).

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

       In 1995, the Company reviewed its options relating to the BioVentures product line. Based on the Company's comprehensive review, during the fourth quarter of 1995, the Company decided to discontinue this product line. Accordingly, the Company evaluated the ongoing value of the plant and equipment and other assets associated with this product line. Based on the evaluation, the Company recorded a charge of $14,047,000 to adjust the assets to estimated fair value.

       In August 1995, the Court of Appeals for the Federal Circuit Court affirmed a judgment against the Company for patent infringement. The Company has accrued $4,500,000 for the judgment. The Company has appealed the judgment and the court should issue their findings in fiscal 1998.

                                page twenty-four

4/Inventories

Inventories include finished and in-process products totaling $132,150,000 and $122,775,000 at September 30, 1997 and 1996, respectively, and raw materials and supplies of $53,402,000 and $51,418,000 at September 30, 1997 and 1996,
respectively.

5/Debt

Long-term debt consists of the following obligations:

                                           1997     1996
   Payable in U.S. Dollars:
    9.06% senior notes due
     through July 2004                 $ 38,000   $ 42,000
    7.59% senior notes due
     through December 2008               30,000     30,000
    6.99% senior notes due
     through December 2007               40,000     40,000
    6.77% senior notes due
     through January 2010                15,000     15,000
    6.70% senior notes due
     through December 2009               20,000     20,000
    6.68% senior notes due
     through January 2011                15,000     15,000
    6.38% senior notes due
     through December 2003               20,000     20,000
    Commercial paper and other
     short-term notes                    70,000     12,407
    Various mortgage notes, capital
     lease obligations and other notes    5,702      6,050
   Notes and credit facilities payable
    in foreign currencies                 3,729      2,222
                                       --------   --------
                                        257,431    202,679
    Current maturities                    4,905      5,810
                                       ========   ========
    Total long-term debt               $252,526   $196,869
                                       ========   ========

The Company has a $70,000,000 multicurrency revolving loan agreement with a group of three banks. Under the agreement, the Company has the option to elect to have interest rates determined based upon the LIBOR rate plus margin or the certificate of deposit rate plus margin. A commitment fee is payable on the unused amount of credit. The facility matures in September 2002. Uncommitted lines of credit totaling $289,000,000 are also available to the Company from several banks.

The Company issues short-term commercial paper obligations supported by committed lines of credit included in the Revolving Loan Agreement. The Company also issues other short-term notes. At September 30, 1997 and 1996, $70,000,000 and $12,407,000 of short-term borrowings were classified as long-term debt reflecting the Company's intent and ability, through the existence of the unused credit facility, to refinance these borrowings.

The aggregate amounts of maturities on long-term debt each year for the five years subsequent to September 30, 1997 are as follows: 1998, $4,905,000; 1999, $7,636,000; 2000, $12,868,000; 2001, $13,750,000 and 2002, $83,665,000.

Substantially all of the loan agreements contain restrictions concerning working capital, borrowings, investments and dividends. Earnings reinvested of $10,734,000 at September 30, 1997 were unrestricted.

Short-term borrowings consist of bankers acceptances and loans to foreign subsidiaries denominated in local currencies which are borrowed under various foreign uncommitted lines of credit. The weighted average Interest rate on short-term borrowings, including the amounts reclassified To long-term debt, were 5.78% and 5.61% at September 30, 1997 and 1996, respectively.

6/Financial Instruments and Risk Management

Forward Exchange Contracts The Company uses forward exchange contracts to reduce the effect of fluctuating foreign currencies on short-term foreign currency-denominated intercompany transactions and other known foreign currency exposures. At September 30, 1997 and 1996, the Company had forward exchange contracts, generally with maturities of one year or less, of $105,726,000 and $49,098,000, respectively.

Concentrations of Credit Risk Counterparties to currency exchange contracts consist of large major international financial institutions. The Company continually monitors its positions and the credit ratings of the counterparties involved and limits the amount of credit exposure to any one party. While the Company may be exposed to potential losses due to the credit risk of non-performance by these counterparties, losses are not anticipated. Concentrations of credit risk with respect to accounts receivable are limited due to the large number of customers, generally short payment terms, and their dispersion across geographic areas.

                                page twenty-five

Notes to Consolidated Financial Statements

[ Years ended September 30, 1997, 1996 and 1995 ]

Fair Values The carrying amount of cash and cash equivalents, trade receivables, investments, financial instruments, accounts payable, and short-term borrowings approximated fair value as of September 30, 1997 and 1996.

The fair value of the Company's long-term debt, including current maturities, is estimated using discounted cash flows based on the Company's current incremental borrowing rates for similar types of borrowing arrangements. The fair value at September 30, 1997 and 1996 was approximately $261,978,000 and $203,714,000, respectively.

7/Shareholders' Equity

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

In January 1994, the shareholders approved the 1994 Employee Stock Plan (the "1994 Plan") under which the Company may issue up to 1,200,000 shares of common stock pursuant to the exercise of stock options or the grant of restricted stock. Of the total number, up to 250,000 shares may be awarded as restricted stock. Generally stock options become exercisable over a three-year vesting period and expire 10 years from the date of grant. The 1994 Plan also authorizes the grant of up to 400,000 stock appreciation rights (SARs) in connection with stock options.

The Plans have awarded shares of restricted stock which become freely transferable at the end of five years. During the period of restriction, the employee has voting rights and is entitled to receive all dividends and other distributions paid with respect to the stock.

The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized for the Company's stock option plans. If the Company had elected to recognize compensation cost based on the fair value of the options granted at grant date as prescribed by SFAS No. 123, net earnings and earnings per common share would have been reduced to the pro forma amounts indicated below:

                                                   1997           1996
   Pro forma net earnings                        $63,120        $43,874
   Pro forma net earnings per common share         2.47           1.70

   The pro forma effect on net earnings for 1997 and 1996 is not representative of the pro forma effect on net earnings in future years because it does not take into consideration pro forma compensation expense related to grants made prior to 1996.

   The weighted-average fair value of options granted was $7.80 per share in 1997 and $7.77 per share in 1996.

   The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

                                                   1997          1996
   Dividend yield                                  2.6%          3.1%
   Volatility                                       19%           23%
   Risk-free interest rate                         5.8%          6.4%
   Expected term (years)                              5             5

                               page twenty-six

   The changes in outstanding stock options during the three years ended September 30, 1997 are summarized below:

                                     Shares                  Weighted
                                  Outstanding                 average
                                      Options   Available       price
Balances at
September 30, 1994                    1,600        1,189      $28.89
   Granted                              372         (372)      31.48
   Restricted stock                     ---          (13)      33.00
   Exercised                           (189)         ---       21.68
   Canceled                            (167)         167       32.94


Balances at
September 30, 1995                    1,616          971       29.94
   Granted                              442         (442)      33.62
   Restricted stock                     ---           (2)      31.13
   Exercised                            (89)         ---       21.21
   Canceled                             (29)          29       34.33

Balances at
September 30, 1996                    1,940          556       31.13
   Granted                              342         (342)      37.43
   Restricted stock                     ---          (14)      40.19
   Exercised                           (324)         ---       27.37
   Canceled                             (60)          60       33.63

Balances at
 September 30, 1997                   1,898          260      $32.85


                                                            Weighted
                                            Options          average
                                        exercisable            price
September 30, 1995                            965             $30.33
September 30, 1996                          1,176             $30.09
September 30, 1997                          1,231             $31.49

The following summarizes information concerning currently outstanding and exercisable options:

                                        Range of exercise price

                                      $11.83 -     $20.01 -   $30.01 -
                                       20.00        30.00      40.19
Number outstanding                        38          235      1,625
Weighted average remaining
 contractual life, in years              0.8          4.8        7.4
Weighted average exercise price       $15.15       $27.52     $34.05
Number exercisable                        38          205        988
Weighted average exercise price       $15.15       $27.41     $32.97

   The Company is authorized to issue 250,000 shares of cumulative preferred stock.


   8/Retirement Plans

   The Company provides benefits under defined contribution plans including a savings plan and ESOP. The savings plan covers substantially all domestic salaried and certain non-union hourly employees and provides

0   for matching contributions up to 4% of each employee's salary. The ESOP covers substantially all domestic employees not covered by a defined benefit plan and provides for contributions of 6% to 10% of each employees' salary. Total expense for the Company's defined contribution plans was $6,984,000, $7,144,000 and $5,205,000 in 1997, 1996 and 1995, respectively.


   9/Other Postretirement Benefits

   The Company provides certain health insurance benefits to eligible domestic retirees and their dependents. Effective in 1997 the Company implemented programs intended to mitigate rising costs, including adopting a provision that limits its future obligation to absorb health care cost inflation. The amendment resulted in an unrecognized prior service gain of $4,318,000 which is being amortized over the employees average remaining service life.

   Postretirement benefit expense includes the following components:

                                           1997        1996     1995
   Service cost                          $  419      $  831    $1,139
   Interest cost on accumulated
    benefit obligation                      959       1,212     1,733
   Amortization of prior
    service cost                           (548)       (278)     (278)
   Other                                   (441)       (363)      (15)
                                         ------      ------    ------
   Postretirement benefit expense        $  389      $1,402    $2,579
                                         ======      ======    ======

   The Company continues to fund benefit costs on a pay-as-you-go basis, with retirees paying a portion of the costs.

                              page twenty-seven

Notes to Consolidated Financial Statements

[ Years ended September 30, 1997, 1996, and 1995 ]

The status of the Company's postretirement benefit obligation was:

                                           1997       1996
   Actuarial present value of
    accumulated benefit obligation:
     Retirees                           $ 6,629     $ 7,142
     Fully eligible active plan
      participants                        1,763       2,032
                                          4,898       8,327
                                        -------     -------
   Accumulated benefit obligation        13,290      17,501
   Unrecognized prior service cost        8,491       4,721
   Unrecognized gain                     10,503      10,477
                                        -------     -------
   Postretirement benefits accrued      $32,284     $32,699
                                        =======     =======

The weighted average discount rates used in determining the accumulated postretirement benefit obligation at September 30, 1997 and 1996 were 7.5%. The health care cost trend rates were assumed to be 9.25% in 1997 and 10% in 1996, gradually declining to 5.5% by the year 2002 and remaining at that level thereafter. A one percentage point increase in the assumed cost trend rate would increase the accumulated postretirement benefit obligation as of September 30, 1997 by approximately $2,150,000 and the aggregate of the service and interest cost components of the 1997 postretirement benefit expense by $224,000.

10/Income Taxes

The provision for income taxes, is as follows:

                                           1997       1996      1995
   Currently payable:
    Federal                             $10,556     $14,179     $33,181
    State                                 3,192       2,683       5,636
    Foreign                               8,171       8,140       8,305
   Deferred (benefit):
    Federal                               3,426       1,792       1,021
    State                                   403         180         210
    Foreign                                ---       (2,539)        147
                                        -------     -------    --------
                                        $25,748     $24,435    $ 48,500
                                        =======     =======    ========

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities consist of the following:

                                           1997       1996
   Deferred tax assets:
    Benefit plans                      $(19,466)  $(19,300)
    Liabilities and reserves            (10,674)    (9,097)
    Other                               (14,257)   (13,605)
                                       --------   --------
    Gross deferred tax assets           (44,397)   (42,002)
    Valuation allowance                  11,468      8,794
                                       --------   --------
     Total deferred tax assets          (32,929)   (33,208)
                                       --------   --------
   Deferred tax liabilities:
    Property, plant and equipment        16,405     15,587
    Other                                16,750     14,018
                                       --------   --------
     Total deferred tax liabilities      33,155     29,605
                                       --------   --------
   Net deferred tax (assets)
    liabilities                        $    226     (3,603)
                                       --------   --------

The effective tax rate differs from the statutory Federal income tax rate of 35% as described below:

                                           1997        1996      1995
   Taxes at statutory rate                 35.0%       35.0%     35.0%
   State income taxes, net of
    Federal income tax benefit              2.6         2.7       3.3
   Tax credits                             (4.6)       (3.3)     (2.7)
   Settlements of prior
     years' issues                         (5.3)        ---       ---
   Sale of business                         ---         ---       5.1
   Other, net                               0.8         1.2       1.6
                                         ------      ------    ------
   Effective tax rate                      28.5%       35.6%     42.3%
                                         ======      ======    ======


   The 1997 effective tax rate declined to 28.5%, reflecting the reversal of tax accruals no longer required resulting from settlement of prior years' issues and other items. The 1997 effective tax rate would have been 33.8% excluding the favorable impact of the above items.

   Earnings before income taxes are summarized as follows:

                                           1997        1996      1995
   United States                       $ 67,960    $ 55,228    $ 92,043
   Foreign                               22,476      13,412      22,560
                                       --------    --------    --------
                                       $ 90,436    $ 68,640    $114,603
                                       ========    ========    ========

                              page twenty-eight

Domestic income taxes have not been provided on undistributed earnings of foreign subsidiaries which are considered to be permanently invested. If undistributed foreign earnings were to be remitted, foreign tax credits would substantially offset any resulting domestic tax liability.

11/Foreign Operations

Summarized information relating to the Company's domestic and foreign operations are as follows:

                                           1997        1996      1995
   Revenue:
    United States                      $544,123    $517,678    $516,683
    Europe                              178,054     186,547     174,931
    Other foreign                       103,537     102,127     101,357
                                       --------    --------    --------
                                       $825,714    $806,352    $792,971
                                       ========    ========    ========
   Operating Income:
    United States                      $ 84,859    $ 67,850    $ 98,816
    Europe                                9,690       2,160      14,912
    Other foreign                        12,685      13,896      15,982
                                       --------    --------    --------
                                       $107,234    $ 83,906    $129,710
                                       ========    ========    ========
   Identifiable Assets:
    United States                      $528,272    $438,474    $434,011
    Europe                              246,379     234,686     231,873
    Other foreign                       113,078     107,312     110,986
                                       --------    --------    --------
                                       $887,729    $780,472    $776,870
                                       ========    ========    ========

Operating income includes pre-tax charges for restructuring, integration and other as follows:

                                             1997        1996       1995
   United States                           $5,555      $11,100    $(26,847)
   Europe                                   1,700       13,900        ---
   Other foreign                              245          ---        ---
                                           ------      -------     -------
                                           $7,500      $25,000    $(26,847)
                                           ======      =======    ========


Transfers of product between geographic areas are not significant. Operating income is total revenue less operating expenses. Identifiable assets include all assets identified with the operations in each geographic area, and an allocable portion of intangible assets recorded by the parent.

12/Contingencies

The Company is involved in various claims and litigation arising in the normal course of business. In the opinion of management and Company counsel, the ultimate resolution of these actions will not materially affect the consolidated financial position, results of operations, or cash flows of the Company.

                               page twenty-nine

Management's Responsibility for Financial Statements

[ Years ended September 30, 1997, 1996 and 1995 ]

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


Kenneth P. Manning
Chairman, President and Chief Executive Officer

Michael Fung
Vice President and Chief Financial Officer



Independent Auditors' Report

To the Shareholders and Board of Directors of Universal Foods Corporation:

We have audited the accompanying consolidated balance sheets of Universal Foods Corporation and subsidiaries as of September 30, 1997 and 1996, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the three years in the period ended September 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the companies as of September 30, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1997, in conformity with generally accepted accounting principles.

As discussed in Note 3 to the consolidated financial statements, in fiscal 1996 the Company adopted the provisions of the Financial Accounting Standards Boards' Statement of Financial Accounting Standard No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of."

                                        Deloitte & Touche LLP


Milwaukee, Wisconsin
November 13, 1997


                                 page thirty

   Five Year Review
   (Dollars in thousands except
     per share data)               1997              1996                1995               1994                1993
   Summary of Operations

   Revenue                     $825,714   100.0%   $806,352  100.0%  $792,971  100.0%   $929,863    100.0%   $891,566  100.0%
   Operating costs
    and expenses:
      Cost of products sold     551,090    66.7     533,260   66.1    518,194   65.3     616,752     66.3     589,735   66.1
     Selling and
      administrative expenses   167,390    20.3     164,186   20.4    171,914   21.7     203,965     22.0     196,102   22.0
     Unusual items               ---        ---      25,000    3.1    (26,847)  (3.4)     12,125      1.3           -      -
                               --------   -----    --------  -----   --------  -----    --------    -----    --------  -----
                                718,480    87.0     722,446   89.6    663,261   83.6     832,842     89.6     785,837  88.1
                               --------   -----    --------  -----   --------  -----    --------    -----    --------  -----
   Operating income             107,234    13.0       83,906  10.4    129,710   16.4      97,021     10.4     105,729  11.9
   Interest expense              16,798     2.0       15,266   1.9     15,107    1.9      15,888      1.7      15,172   1.7
                               --------   -----    --------  -----   --------  -----    --------    -----    --------  -----
   Earnings before income
    taxes and cumulative
    effect of accounting
    changes                      90,436    11.0      68,640    8.5    114,603   14.5      81,133      8.7      90,557  10.2
   Income taxes                  25,748     3.2      24,435    3.0     48,500    6.2      30,222      3.2      33,959   3.9
                               --------   -----    --------  -----   --------  -----    --------    -----    --------  -----
   Earnings before cumulative
    effect of accounting
    changes                      64,688     7.8      44,205    5.5     66,103    8.3      50,911      5.5      56,598   6.3
   Cumulative effect of
    accounting changes
    net of tax                        -       -           -      -         -      -            -        -     23,563   2.6
                               --------   -----    --------  -----   --------  -----    --------    -----    --------  -----

   Net earnings                $ 64,688     7.8%   $ 44,205    5.5%  $ 66,103    8.3%   $ 50,911      5.5%   $ 33,035   3.7%
                               ========   =====    ========  =====   ========  =====    ========    =====    ========  =====

   Earnings per common share
    before cumulative effect
    of accounting changes      $      2.54           $     1.71          $     2.54         $      1.95          $      2.15

   Net earnings per
     common share              $      2.54           $     1.71          $     2.54         $      1.95          $      1.25
                               ===========           ==========          ==========         ===========          ===========
   Other Related Data
   Earnings per common share
    excluding unusual items
    and cumulative effect of
    accounting changes         $      2.54           $      2.36         $   2.18           $      2.24          $      2.15

   Dividend per
    common share                      1.04                  1.00                0.96               0.92                 0.88

   Average shares
    outstanding                 25,512,771            25,798,482          26,061,269         26,130,783           26,350,346

   Book value per
    common share               $     14.89           $     13.85         $     13.89        $     12.60             $  11.60

   Price range per
    common share               31.88-41.38           28.00-41.00         26.13-34.88        28.88-35.00          30.25-37.25

   Share price at
    September 30                     40.25                 32.50               34.88              29.63                33.88

   Research and development
    expenditures                    31,510                29,824              28,558             32,217               28,460

   Capital expenditures             73,502                59,012              42,562             55,071               36,363

   Depreciation                     32,399                29,178              28,206             31,012               29,644

   Amortization                      4,927                 4,341               6,435              5,366                5,409

   Total assets                    887,729               780,472             776,870            763,664              729,993

   Long-term debt                  252,526               196,869             160,678            172,235              171,907

   Shareholders' equity            380,451               350,966             361,780            327,390              305,066

   Return on average
    shareholders' equity
    before cumulative effect
    of accounting change              17.5%                 12.2%               18.5%              16.1%                18.7%

   Total debt to total capital        41.1%                 36.9%               34.3%              37.6%                38.7%

   Employees                         4,127                 4,035               4,104              4,063                5,450



The 1997 results include a pretax charge of $7.5 million for integrating two divisions. The 1996 results include pretax charges of $25 million relating to adopting SFAS No. 121 and restructuring costs. The 1995 results include a net pretax gain of $26.8 million relating to the sale of the Frozen Foods business, the cost of discontinuing a product line and other items. The 1994 results include a pretax restructuring charge of $12.1 million.

                               page thirty-one