Form 10-K, Exhibit 13
period 1998-09-30
UNIVERSAL FOODS CORP
filed 1998-12-28
CIK 310142

                                                                    EXHIBIT 13.1

BUSINESS PROFILE
UNIVERSAL FOODS CORPORATION IS AN INDUSTRIAL MARKETER OF HIGH-PERFORMANCE COLORS, FLAVORS, FLAVOR ENHANCERS, YEAST AND DEHYDRATED PRODUCTS.

OUR OUTSTANDING PRODUCTS ADD FUNCTIONALITY TO FOODS, BEVERAGES, COSMETICS, PHARMACEUTICALS AND A VARIETY OF OTHER PRODUCTS.

OUR TECHNICAL EXPERTISE AND APPLICATION KNOW-HOW SET US APART FROM OTHER SUPPLIERS SERVING THESE INDUSTRIES.


                                  [PIE CHART]

FISCAL 1998
REVENUE BY DIVISION

Flavor                   39%
Color                    22%
Yeast                    18%
Dehydrated               16%
Asia Pacific              5%

Color

Operates as:
Warner-Jenkinson Company

                                  [BAR CHART]

Revenue
        (in millions)

94                       $143
95                       $149
96                       $159
97                       $192
98                       $195

BUSINESS
We are the world's leading supplier of synthetic food colors, with a growing share of the international market for natural colors, specialty inks and cosmetic colors. Skilled chemists and color technicians provide customers with outstanding technical support in the development of high-performance colors and color systems that meet specific application requirements and performance characteristics.

PRODUCTS
Natural and synthetic colors and color systems for beverages, baked goods, confectioneries, dairy products, pharmaceuticals, cosmetics, personal care products, inks for ink-jet printers, and a variety of other applications.

1998 REVIEW
Gross profit and operating income were up significantly due to an improved sales mix and greater manufacturing efficiencies. Sales of lakes, dispersions and cosmetic pigments grew as we emphasized our more technically sophisticated products.

OUTLOOK/OPPORTUNITIES
The competitive outlook remains favorable with increased demand for our specialized products. We continue to excel in our ability to provide superior technical support and service. Our focus remains on new products and applications in faster growing markets.

ESTIMATED WORLD MARKET
$2.8 billion

CUSTOMERS PERCENT OF REVENUE
    Food Processors 70%
    Cosmetics Mfgrs./
    Pharmaceutical
    Companies/Ink-Jet
    Printer Mgrs. 30%



















Dehydrated Products

Operates as:
Rogers Foods (U.S.) &
Universal Dehydrates (Europe)

[BAR CHART]

Revenue
       (in millions)

94                       $ 85
95                       $117
96                       $132
97                       $135
98                       $147

BUSINESS
We are a leader in the U.S. production of dehydrated onion and garlic products, and the number one supplier of dehydrated vegetables in Europe. State-of-the-art dehydration technology, extensive plant breeding and seed development programs, and comprehensive crop management techniques produce consistent, top-quality dehydrated products.

PRODUCTS
Dehydrated onion, garlic, chili pepper, paprika, parsley, celery, spinach and other vegetables for use as ingredients by food manufacturers and sale under private labels to the retail market and food service industry.

1998 REVIEW
Total sales grew faster than the overall market with record volumes in chili, onion and garlic products. Operating income increased as investments in operations and process improvements resulted in greater efficiencies and yields.

OUTLOOK/OPPORTUNITIES
Capacity and yields at our European operations are improving as we continue to transfer our dehydration and field management expertise to these locations. The focus remains on broadening our customer base and gaining additional market share.

ESTIMATED WORLD MARKET
$1.2 BILLION

                                  [PIE CHART]

CUSTOMERS
PERCENT OF REVENUE

Food Processors                    54%
Spice Blenders                     29%
Repackers                           9%
Distributors/Retail                 8%

Flavor

Operates as:
Universal Flavors

                                  [BAR CHART]

Revenue*
     (in millions)

94                  $300
95                  $371
96                  $359
97                  $321
98                  $347

*includes revenue of combined Flavor and BioProducts divisions

BUSINESS
We are a leading manufacturer of flavors, flavor enhancers and flavor systems for the beverage, food and dairy industries. Flavor chemists and application technologists work closely with customers in the development of innovative products designed to meet the unique requirements of each application.

PRODUCTS
Flavors and ingredient systems for dairy, food and beverage products; specialty extracts from yeast, vegetable proteins, meat, milk protein and other natural products which are used primarily in savory flavors, texture modifiers and flavor enhancers in processed foods; and aroma chemicals and fragrances for personal care and household products.

1998 REVIEW
Operating income increased sharply as we reduced costs and improved manufacturing efficiencies. The successful consolidation of the BioProducts business into the Flavor division resulted in lower costs and increased sales of our fully integrated line of flavor products. Two new technical development centers were completed and are now providing expanded service in customer applications.

OUTLOOK/OPPORTUNITIES
Recent acquisitions have strengthened our savory flavor business and improved our competitive position as we expand into new geographic markets. Improvements in technical capabilities and operations following the merger of BioProducts and Flavor will continue to have a positive impact on future performance.

ESTIMATED WORLD MARKET
$15 BILLION

                                  [PIE CHART]

CUSTOMERS
PERCENT OF REVENUE

Food Processors                    44%
Dairy Product
Companies                          30%
Beverage Companies                 18%
Other                               8%

Yeast

Operates as:
Red Star Yeast & Products

                                  [BAR CHART]

Revenue
               (in millions)

94                                 $163
95                                 $155
96                                 $156
97                                 $159
98                                 $164

BUSINESS
We are the largest North American supplier of yeast to the commercial bakery market. Our outstanding reputation is built on our reliable production and delivery of consistent, high-quality yeast products for the commercial and retail markets.

PRODUCTS
A diversified line of yeast products including compressed, cream and active dry yeast for commercial and retail applications, such as bakery goods, pizza, frozen dough, prepared bread machine mixes and wine making. Yeast derivatives, vegetable hydrolysates and other bionutrients are produced for dairy starter cultures, pharmaceuticals, bioremediation and other applications in biotechnology.

1998 REVIEW
Sales volumes of cream yeast increased as U.S. commercial baking companies continued to shift to cream yeast systems. Consolidation of manufacturing operations and improvements in our distribution system reduced costs and improved customer service.

OUTLOOK/OPPORTUNITIES
We will continue to gain market share as we convert major commercial baking customers to cream yeast systems. Programs are being implemented to strengthen our position in the retail yeast market. Our bionutrient product line of yeast and other protein derivatives offers additional opportunities for growth.

ESTIMATED WORLD MARKET
$2.3 BILLION

                                  [PIE CHART]

CUSTOMERS
PERCENT OF REVENUE

Commercial Baking Companies             82%
Individual Consumers                    13%
Other                                    5%

Asia Pacific

Operates as:
Universal Foods Corporation
(Asia Pacific)

                                  [BAR CHART]

Revenue
                 (in millions)

94                                        -
95                                        -
96                                        -
97                                      $44
98                                      $43

BUSINESS
The Asia Pacific division was established in fiscal 1997 to focus on marketing the company's diverse product line under one unified name. Through this division, we offer a wide range of products from our other divisions, as well as unique products developed by regional technical teams to satisfy local tastes and preferences.

PRODUCTS
Natural and synthetic colors and color systems for beverages, pharmaceuticals, confectioneries and cosmetics; flavors for carbonated and still beverages, ice cream, yogurt and flavored milk products; savory flavors for instant noodles and snack foods; and dehydrated products for a variety of food items.

1998 REVIEW
Gross profit and operating income declined from the prior year due to the economic problems in Asia. Steps have been taken to reduce costs and carefully control expenses as we continue to position our company as a reliable, key supplier in the region.

OUTLOOK/OPPORTUNITIES
Despite near-term uncertainty, we remain committed to this strategically important geographic market. Opportunities for our products on a long-term basis continue to be outstanding.

ESTIMATED REGIONAL MARKET
$4 billion

Management's Analysis of operations and financial condition

[ Years ended September 30, 1998, 1997 and 1996 ]

Results of Operations

Net earnings for 1998 were $72.6 million, or $1.40 per share diluted, compared with $64.7 million, or $1.26 per share diluted, for 1997 and $44.2 million, or $.85 per share diluted, for 1996. The 1996 earnings include pretax charges from unusual items of $25.0 million ($16.7 million after tax, or $.32 per share). Excluding unusual items, diluted net earnings per share increased 11.1% in 1998 and 7.7% in 1997.

Revenue for 1998 increased to $856.8 million from $825.7 million in 1997 and $806.4 million in 1996. The Dehydrated Products and Flavor divisions reported strong revenue growth in 1998. Dehydrated revenue reflects strong volume increases in the U.S. business. Flavor division revenue includes modest gains in the U.S. and solid gains in the international business which benefited from 1998 acquisitions. Color and Red Star Yeast & Products reported modest revenue gains in 1998, while revenue for Asia Pacific was slightly lower than the prior year. In 1997, the Color and Dehydrated Products divisions reported solid revenue growth. Red Star Yeast & Products division revenue was flat reflecting the impact of customers moving to cream yeast, which reduces both revenue and product cost. Flavor division revenue declined in 1997 primarily from continued weakness in the dairy segment and slack demand for beef products in the U.K.

                                    [CHART]

Net Earnings (in millions)
(excluding unusual items)

94                          $58.5
95                          $56.9
96                          $60.9
97                          $64.7
98                          $72.6

Revenue generated outside the United States, including exports, increased to 41% of revenue from 40% in 1997. Approximately 57% of 1998 and 1997 foreign revenue is derived from Europe. The Company also generates foreign revenue in Canada, Mexico and the Pacific Rim. Changes in foreign currency rates had no material effect on revenue and expenses in 1998, and management currently expects no significant impact from foreign currency rate changes in 1999.

The cost of products sold was 64.9% of revenue in 1998, 66.7% in 1997 and 66.1% in 1996. The decrease of cost of products sold as a percent of revenue in 1998 reflects lower raw material costs in the Color and Red Star Yeast & Products divisions, combined with customers continuing to move to more sophisticated proprietary products. The increase of product costs in 1997 resulted primarily from decreased margins in the Flavor business, as market weakness in North America negatively impacted both pricing and capacity utilization.

Selling and administrative expenses in 1998 increased 2.7% to $171.9 million from $167.4 million in 1997 and $164.2 million in 1996. Selling and administrative expenses were 20.1% of revenue in 1998, 20.3% in 1997, and 20.4% in 1996. Included in 1997 selling and administrative expenses are $7.5 million of integration expenses for the cost of combining the Company's BioProducts and Flavor divisions.

Operating income increased $21.7 million in 1998 to $128.9 million from $107.2 million in 1997. Operating income was $83.9 million in 1996. All divisions, except Asia Pacific, reported strong operating income increases in 1998. The Flavor division's results were favorably impacted by acquisitions and savings from the BioProducts consolidation. Operating income in 1997 includes strong gains by the Color and Dehydrated Products divisions, reduced by $7.5 million of integration expenses. Color division results include Tricon Colors, Inc., which was acquired in the second quarter of 1997. Operating income in 1996 was reduced by unusual items which included a $20 million non-cash charge in adopting Statement of Financial Accounting Standards No. 121 (SFAS No. 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." The Company also recorded a $5 million restructuring charge in 1996 to address opportunities to streamline its production base, improve efficiency and reduce operating costs.

The effective income tax rate was 32.5% in 1998, 28.5% in 1997 and 35.6% in 1996. The lower effective tax rates in 1998 and 1997 reflect settlements of prior years' issues and other items. Excluding the effect of these items, the effective tax rate would have been approximately 34.0% in 1998 and 1997.

Management's Analysis of operations and financial condition
[ Years ended September 30, 1998, 1997 and 1996]


Liquidity and Financial Position

Cash provided by operating activities was $94.1 million in 1998, $93.7 million in 1997 and $92.0 million in 1996. The 1998 and 1997 amounts include increases in net earnings and depreciation, offset by an increase in net operating assets.

Cash used for investing activities increased to $133.9 million in 1998 from $129.3 million in 1997 and $61.6 million in 1996. Cash used for acquisitions was $68.7 million in 1998 and $50.5 million in 1997. Capital expenditures totaled $66.1 million in 1998 and $73.5 million in 1997. Both years reflect expenditures for productivity improvements and plant expansions. In addition, the Flavor division completed construction of two technical centers in 1998. In 1999, capital expenditures are estimated to be between $65 million and $75 million; depreciation expense should approximate $45 million.

                                    [CHART]

Foreign Revenue (in millions)

94                            $232
95                            $313
96                            $325
97                            $330
98                            $347

Financing activities provided cash of $39.6 million in 1998 and $35.6 million in 1997. During 1998 and 1997 the Company repurchased 964,396 and 285,200 shares of treasury stock at a cost of $21.8 million and $5.8 million, respectively. Net additional borrowings were $75.0 million in 1998 compared to $59.8 million in 1997. The majority of the 1998 and 1997 borrowings were used to finance acquisitions. On November 9, 1998, the Company filed a shelf registration statement with the Securities and Exchange Commission pursuant to which the Company may from time to time issue debt securities of up to $300 million in the aggregate. The Company uses debt financing to lower its overall cost of capital, which increases the return to shareholders. The Company maintains debt levels considered prudent based on its cash flows, interest coverage and percentage of total debt to total capital.

The Company has paid uninterrupted quarterly cash dividends since commencing public trading in its stock over thirty-five years ago. In 1998, dividends paid per share were $.53, up 1.9% from $.52 in 1997, which was an increase of 4.0% over 1996.

The impact of inflation on both the Company's financial position and results of operations has been minimal and is not expected to adversely affect 1999 results.

The Company's financial position continues to remain strong, enabling it to meet cash requirements for operations, capital expansion programs and dividends to shareholders.

Market Risk Factors

The Company is exposed to market risk, including changes in interest rates, currency exchange rates and commodity prices. To manage the volatility relating to these exposures on a consolidated basis, the Company nets the exposures to take advantage of natural offsets and enters into various derivative transactions for some of the remaining exposures pursuant to the Company's policies covering hedging practices. The financial impacts of these hedging instruments are offset by corresponding changes in the underlying exposures being hedged. The Company does not hold or issue derivative financial instruments for trading purposes. Note 1 to the consolidated financial statements includes a discussion of the Company's accounting policies for financial instruments.

The Company manufactures and sells its products in a number of countries throughout the world and, as a result, is exposed to movements in foreign currency exchange rates. The major foreign currency exposures involve the markets in Western Europe, Mexico and Canada. The primary purpose of the Company's foreign currency hedging activities is to protect against the volatility associated with foreign currency sales, purchases of materials and other assets and liabilities created in the normal course of business. The Company utilizes forward exchange contracts with durations of generally less than 12 months. In addition, the Company enters into forward exchange contracts and foreign currency swaps to hedge intercompany financing transactions and foreign source income.

At September 30, 1998, unrealized gains and losses on outstanding foreign currency contracts are not material. As of September 30, 1998, the potential gain or loss in the fair value of the Company's outstanding foreign currency contracts, assuming a hypothetical 10% fluctuation in the currencies of such contracts, would be approximately $8.4 million. However, it should be noted that any change in the value of the contracts, real or hypothetical, would be significantly offset by an inverse change in the value of the underlying hedged items. In addition, this hypothetical calculation assumes that each exchange rate would change in the same direction relative to the U.S. dollar.

The Company manages its debt structure and interest-rate risk through the use of fixed- and floating-rate debt and through the use of derivatives. The Company uses interest-rate swaps to hedge its exposure to interest rate changes, and also to lower its financing costs. Generally under these swaps, the Company agrees with a counterparty to exchange the difference between fixed-rate and floating-rate interest amounts based on an agreed notional principal amount. The Company's primary exposure is to U.S. interest rates. As of September 30, 1998, unrealized gains and losses related to interest rate swap agreements were not material nor would they have been material given a hypothetical 10% fluctuation in market interest rates.

                                    [CHART]

Operating Margins (excluding unusual items)

94                            11.7%
95                            13.0%
96                            13.5%
97                            13.0%
98                            15.0%

The Company is the purchaser of certain commodities such as corn, soybean meal and fruits. The Company generally purchases these commodities based upon market prices that are established with the vendor as part of the purchase process. In general, the Company does not use commodity financial instruments to hedge commodity prices due to a high correlation between the commodity cost and the ultimate selling price of the product. On occasion, the Company may enter into non-cancelable contracts, as deemed appropriate, to reduce the effect of price fluctuations on some future manufacturing requirements.

Year 2000

The "Year 2000" ("Y2K") issue affects installed computer systems, network elements, software applications, and other business systems that have time sensitive programs that may not properly reflect or recognize the year 2000. Because many computers and computer applications define dates by the last two digits of the year, "00" may not be properly identified as the year 2000. This error could result in miscalculations or system errors. The Y2K issue may also affect the systems and applications of customers and vendors which could have an impact on the Company's ability to address Y2K.

The Company has developed a comprehensive Project Plan ("the Plan") for addressing the Y2K issue. The Plan includes the following components: 1) vendor and systems surveys, including assessments of Company systems, applications and business-critical third-party systems; 2) development of action plans for compliance; 3) implementation of action plans; 4) application testing; 5) creation of Y2K rollover and disaster plans; 6) implementation of the Y2K rollover and disaster plans; and 7) post-Y2K strategies.

To date, key financial, information and operational systems, including equipment with embedded microprocessors, have been inventoried, assessed and detailed plans are in place for the required system modifications or replacements. Because of the nature of development and implementation of action plans and systems testing, the Company has determined that there is significant overlap between these two phases. As a result, Plan implementation is expected to be substantially complete by July 1999, and testing by the end of September 1999. In addition, rollover and contingency plans to protect the businesses from Y2K issues will be developed and implemented during fiscal 1999.

The costs of modifying software and engaging outside consultants has not been and is not expected to be material. During fiscal year 1999, the Company

Management's Analysis of operations and financial condition
[ Years ended September 30, 1990, 1997 and 1996 ]


estimates that it will incur capital expenditures of approximately $10.0 million as a result of accelerating the rollout of computer operating systems and replacing non-compliant process control systems in various plants. In addition, the Company estimates that during 1999, approximately 30% of its Information Technology ("IT") personnel will be dedicated to implementation of the Company's Plan. The foregoing allocation of resources is not expected to significantly impact other IT projects as many of the planned and in process projects are normal business system migrations that upgrade and improve the Company's current systems in addition to resolving Y2K issues.

Presently, the Company does not expect Y2K issues to have a material effect on the Company's results of operations, liquidity or financial condition. The Company believes its overall risk of noncompliance with Y2K issues is reduced by the decentralized environment of the Company's information systems. The effect, if any, on the Company's results of operations if the Company's customers or its suppliers are not fully Y2K compliant is not reasonably estimable.

                                    [CHART]

Total Debt to Total Capital

94                            37.6%
95                            34.3%
96                            36.9%
97                            41.1%
98                            45.7%

Outlook

This report contains forward-looking statements that reflect management's current assumptions and estimates of future economic circumstances, industry conditions, Company performance and financial results, and Year 2000 compliance. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for such forward-looking statements. A variety of factors could cause the Company's actual results and experience to differ materially from the anticipated results. These factors and assumptions include the pace and nature of new product introductions by the Company's customers; execution of the Company's acquisition program; industry and economic factors related to the Company's domestic and international business; the timely resolution of the Year 2000 issue by the Company and its customers and suppliers; and the outcome of various productivity-improvement and cost-reduction efforts.

Universal Foods Corporation seeks to grow in both its primary market, the food industry, and in non-food markets. Current non-food applications include cosmetics, personal care products, pharmaceuticals, specialty inks and specialty chemicals. The Company believes that the technologies of the Flavor, Color and Yeast divisions continue to provide the greatest opportunities for growth in non-food applications.

Within the food industry, the Company expects to increase revenue and profits by targeting key customers and specific applications that will provide the greatest opportunities for growth. The Company has been successful in strengthening relationships with its customers through its superior technical support and service. It views the continuing consolidation of customers within the food industry as an opportunity to be among the select companies to obtain primary supplier agreements. In addition, the Company will continue to develop and market more of its technically sophisticated products that provide higher returns. The Company also expects to increase total revenue through increased sales to customers outside of the United States.

The Company continues to seek strategic acquisitions that will strengthen its existing business, enhance its technologies and take it into new product and geographic markets. The Company made four acquisitions during fiscal 1998. The acquisitions of DC Flavours Ltd., Arancia Ingredientes Especiales, S.A. de C.V., and the beverage business of Sundi GmbH expanded the product offerings of the Company's Flavor division and provided immediate access to new geographic markets in Europe, Mexico and South America. The acquisition of Reggiana Antociani S.R.L., strengthened the Company's Color division with important extraction process technology and additional offerings in natural color products.

The Company's Asia Pacific division was established in 1997 to provide improved service and technical functions on behalf of the Company's other divisions. With the continued volatility of the Asian economy, the Company implemented a number of cost reduction programs during fiscal 1998. Despite near-term uncertainty, the Company is committed to this strategically important geographic market and remains optimistic about the opportunities for its products on a long-term basis.

Other Issues

ENVIRONMENTAL ISSUES: Universal Foods has a proactive environmental program, which is transforming environmental issues into positive business opportunities to increase productivity and profitability resulting in a competitive advantage for our business. Increased emphasis is being placed on waste minimization to reduce any short and long-term environmental issues. All environmental compliance systems utilize the most cost-effective and innovative technology. These efforts continue on a world-wide basis with increased emphasis on the environmental aspects of European operations. New environmental control systems completed in 1998 include wastewater systems at Midleton, Ireland and Elberg, Netherlands. For fiscal 1999, new environmental systems are planned for facilities in Heverlee, Belgium and Strasbourg, France.

                                    [CHART]

Capital Expenditures/Depreciation (in millions)

94                                 $55.1/$31.0
95                                 $42.6/$28.2
96                                 $59.0/$29.2
97                                 $73.5/$32.4
98                                 $66.1/$38.0

EQUAL OPPORTUNITY POLICY: Universal Foods is an Equal Opportunity Employer. The Company strives to create a working environment free of discrimination and harassment with respect to race, sex, color, national origin, religion, age, disability or Vietnam veteran era status, as well as to make reasonable accommodations in the employment of qualified individuals with disabilities.

INDEPENDENT BOARD OF DIRECTORS: A majority of the members of the Company's Board of Directors are independent. Nominees for Board membership are selected to provide a diversity of domestic and international expertise, experience and achievements in general business and food-related fields which allows the Board to most effectively represent the interests of all the Company's shareholders.

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

EXECUTIVE COMPENSATION: A significant portion of executive compensation is tied to the Company's success in meeting specific performance goals. The overall objectives of this policy are to attract and retain the best possible executive talent, to motivate these executives to achieve the Company's business strategy goals, to link executive and shareholder interest through equity-based plans and to provide a program that recognizes individual contributions.

CONFIDENTIAL VOTING: The Company provides for confidential shareholder voting by employing an independent tabulation service. Proxy cards which identify the particular vote of a shareholder are not seen by the Company unless it is necessary to meet legal requirements or a shareholder has made a written comment on the card.

Consolidated Earnings



[ In thousands except per share amounts ]

YEARS ENDED SEPTEMBER 30,                                             1998        1997      1996
------------------------------------------------------------------------------------------------
EARNINGS
Revenue                                                           $856,772   $ 825,714  $806,352
Cost of products sold                                              556,048     551,090   533,260
Selling and administrative expenses                                171,862     167,390   164,186
Unusual items                                                           --          --    25,000
                                                                  ------------------------------
Operating income                                                   128,862     107,234    83,906
Interest expense                                                    21,185      16,798    15,266
                                                                  ------------------------------
Earnings before income taxes                                       107,677      90,436    68,640
Income taxes                                                        35,033      25,748    24,435
------------------------------------------------------------------------------------------------
Net earnings                                                      $ 72,644   $  64,688  $ 44,205
                                                                  ------------------------------
EARNINGS PER COMMON SHARE - BASIC                                 $   1.42   $    1.27  $    .86
                                                                  ------------------------------
EARNINGS PER COMMON SHARE - DILUTED                               $   1.40   $    1.26  $    .85
                                                                  ------------------------------
AVERAGE COMMON SHARES OUTSTANDING - BASIC                           51,155      51,026    51,597
                                                                  ------------------------------
AVERAGE COMMON SHARES OUTSTANDING - DILUTED                         51,837      51,390    51,936
                                                                  ------------------------------


See notes to consolidated financial statements.

Consolidated  Balance Sheets




[ Dollars in thousands except per share amounts ]

SEPTEMBER 30,                                                                     1998        1997

--------------------------------------------------------------------------------------------------

ASSETS
Current Assets:
  Cash and cash equivalents                                                   $  1,632    $  1,258
  Trade accounts receivable less allowance for losses of $4,548 and $4,034     121,833     117,259
  Inventories                                                                  197,089     185,552
  Prepaid expenses and other current assets                                     21,436      20,855
  Prepaid income taxes                                                          15,765      17,324
                                                                              --------------------
Total current assets                                                           357,755     342,248
Investments                                                                     32,400      26,540
Other assets                                                                    28,485      28,653
Intangibles-at cost, less accumulated amortization of $40,533 and $34,312      217,007     181,309
Property, Plant and Equipment:
  Cost:
    Land                                                                        17,365      16,360
    Buildings                                                                  138,320     131,299
    Machinery and equipment                                                    469,915     388,402
                                                                              --------------------
                                                                               625,600     536,061
  Less accumulated depreciation                                                270,021     227,082
                                                                              --------------------
                                                                               355,579     308,979
--------------------------------------------------------------------------------------------------
Total assets                                                                  $991,226    $887,729
                                                                              --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Short-term borrowings                                                       $ 42,773    $  7,971
  Accounts payable and accrued expenses                                        122,297     135,522
  Salaries, wages and withholdings from employees                               15,744      13,978
  Income taxes                                                                  22,066      16,151
  Current maturities of long-term debt                                           6,940       4,905
                                                                              --------------------
Total current liabilities                                                      209,820     178,527
Deferred income taxes                                                           25,489      17,550
Other deferred liabilities                                                      22,619      20,798
Accrued employee and retiree benefits                                           36,065      37,877
Long-term debt                                                                 291,588     252,526
Shareholders' Equity:
  Common stock par value $.10 a share, authorized 100,000,000 shares;
    issued 53,954,874 shares                                                     5,396       5,396
  Additional paid-in capital                                                    74,663      74,076
  Earnings reinvested in the business                                          416,949     371,444
                                                                              --------------------
                                                                               497,008     450,916
  Less: Treasury stock, 2,797,976 and 2,772,496 shares, respectively, at cost   51,979      45,742
        Foreign currency translation and other                                  39,384      24,723
                                                                              --------------------
                                                                               405,645     380,451
--------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                                    $991,226    $887,729
                                                                              --------------------


See notes to consolidated financial statements.

Consolidated  Shareholders' Equity

                                                                                                              Other
                                                                                                  ---------------------------
                                                                EARNINGS                             UNEARNED         FOREIGN
                                               ADDITIONAL     REINVESTED          TREASURY STOCK   PORTION OF        CURRENCY
[ Dollars in thousands               COMMON       PAID-IN         IN THE         ----------------  RESTRICTED     TRANSLATION
except per share amounts ]            STOCK       CAPITAL       BUSINESS         SHARES    AMOUNT       STOCK     ADJUSTMENTS
-----------------------------------------------------------------------------------------------------------------------------
BALANCES AT SEPTEMBER 30, 1995       $5,396       $76,257       $314,883      1,755,922  $(24,770)    $(1,335)      $ (8,651)
Net earnings for the year                                         44,205
Cash dividends paid - $.50 a share                               (25,798)
Stock options exercised, net of
  12,040 shares exchanged                            (788)                     (166,828)    2,451
Restricted stock                                       (2)                       (4,000)       64         382
Other                                                  12                         2,686       (48)
Translation adjustment for year                                                                                       (3,703)
Purchase of treasury stock                                                    1,526,236   (27,589)
-----------------------------------------------------------------------------------------------------------------------------
BALANCES AT SEPTEMBER 30, 1996        5,396        75,479        333,290      3,114,016   (49,892)       (953)       (12,354)
Net earnings for the year                                         64,688
Cash dividends paid - $.52 a share                               (26,534)
Stock options exercised, net of
  38,496 shares exchanged                          (1,513)                     (609,638)    9,768
Restricted stock                                      109                       (20,800)      334         (23)
Other                                                   1                         3,718      (167)
Translation adjustment for year                                                                                      (11,393)
Purchase of treasury stock                                                      285,200    (5,785)
-----------------------------------------------------------------------------------------------------------------------------
BALANCES AT SEPTEMBER 30, 1997        5,396        74,076        371,444      2,772,496   (45,742)       (976)       (23,747)
Net earnings for the year                                         72,644
Cash dividends paid - $.53 a share                               (27,139)
Stock options exercised, net of
  63,958 shares exchanged                            (393)                     (802,674)   13,672
Benefit plans contribution                            377                      (100,000)    1,713
Restricted stock                                      128                       (39,200)      734        (563)
Other                                                 475                         2,958      (560)
Translation adjustment for year                                                                                      (14,098)
Purchase of treasury stock                                                      964,396   (21,796)
-----------------------------------------------------------------------------------------------------------------------------
BALANCES AT SEPTEMBER 30, 1998       $5,396       $74,663       $416,949      2,797,976  $(51,979)    $(1,539)      $(37,845)
                                     ----------------------------------------------------------------------------------------


See notes to consolidated financial statements.

Consolidated  Cash Flows

[ Dollars in thousands ]

YEARS ENDED SEPTEMBER 30,                                                                   1998             1997            1996
---------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net earnings                                                                           $  72,644        $  64,688        $ 44,205
Adjustments to reconcile net earnings to net cash provided
  by operating activities:
    Depreciation                                                                          38,011           32,399          29,178
    Amortization                                                                           6,221            4,927           4,341
    Impairment of long-lived assets and other unusual charges                                 --               --          25,000
    (Gain) loss on sale of property, plant and equipment and
      other productive assets                                                             (3,277)              16            (332)
    Changes in operating assets and liabilities (net of effects from acquisition of businesses):
        Trade accounts receivable                                                         (1,111)         (13,351)         (2,041)
        Inventories                                                                       (5,664)         (13,418)          2,355
        Prepaid expenses, income taxes and other assets                                   (8,063)            (283)         (1,316)
        Accounts payable and accrued expenses                                            (21,782)           7,844            (626)
        Salaries, wages and withholdings from employees                                    1,320            2,882            (357)
        Income taxes                                                                       7,516            2,044          (6,688)
        Deferred income taxes                                                              8,056            4,838          (1,857)
        Other liabilities                                                                    182            1,160             145
---------------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                                 94,053           93,746          92,007
                                                                                       ------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property, plant and equipment                                             (66,063)         (73,502)        (59,012)
Acquisition of new businesses - net of cash acquired                                     (68,670)         (50,492)           (529)
Proceeds from disposition of business and sale of property,
  plant and equipment and other productive assets                                          6,656              438             658
Increase in investments                                                                   (5,860)          (5,719)         (2,740)
---------------------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                                   (133,937)        (129,275)        (61,623)
                                                                                       ------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from additional borrowings                                                       80,690           66,455          76,822
Reduction in debt                                                                         (5,720)          (6,651)        (60,110)
Purchase of treasury stock                                                               (21,796)          (5,785)        (27,589)
Dividends                                                                                (27,139)         (26,534)        (25,798)
Proceeds from options exercised and other equity transactions                             13,579            8,089           1,627
---------------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities                                       39,614           35,574         (35,048)
                                                                                       ------------------------------------------
Effect of exchange rate changes on cash and cash equivalents                                 644           (2,182)           (658)
---------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                                         374           (2,137)         (5,322)
Cash and cash equivalents at beginning of year                                             1,258            3,395           8,717
---------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                               $   1,632        $   1,258        $  3,395
                                                                                       ------------------------------------------
Cash paid during the year for:
  Interest                                                                             $  21,372        $  16,062        $ 15,175
  Income taxes                                                                            16,074           16,261          27,222
---------------------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

[ Tabular amounts in thousands except per share data ]
[ Years ended September 30, 1998, 1997 and 1996 ]

1 Summary of Significant Accounting Policies

NATURE OF BUSINESS The Company manufactures and distributes flavors, flavor enhancers, aroma chemicals, colors, dehydrated products and yeast for foods and other applications.

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

PROPERTY, PLANT AND EQUIPMENT Property, plant and equipment are recorded at cost reduced by accumulated depreciation. Depreciation is provided over the estimated useful life using the straight-line method for financial reporting.
Accelerated methods are used for income tax purposes.

INTANGIBLES, GOODWILL AND LONG-LIVED ASSETS The excess cost over net assets of businesses acquired and other intangibles, principally formulae and customer lists, are being amortized using the straight-line method over periods ranging up to 40 years. In fiscal 1996, the Company adopted Statement of Financial Accounting Standards No. 121, ("SFAS No. 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" (see note 3). Under SFAS 121 long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or circumstances indicate that their carrying value may not be recoverable.

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

FINANCIAL INSTRUMENTS The Company uses derivative financial instruments for the purpose of hedging currency and interest rate exposures which exist as part of ongoing business operations. As a policy, the Company does not engage in speculative or leveraged transactions, nor does the Company hold or issue financial instruments for trading purposes.

     INTEREST RATE SWAP AGREEMENTS The Company may utilize interest rate swap agreements to lower funding costs, to diversify sources of funding or to alter interest rate exposure. Amounts paid or received on interest rate swap agreements are deferred and recognized as adjustments to interest expense. Gains and losses realized upon the settlement of such contracts are deferred and amortized to interest expense over the remaining term of the debt instrument or are recognized immediately if the underlying instrument is settled.

     FOREIGN CURRENCY CONTRACTS The Company enters into forward and swap contracts to hedge transactions denominated in foreign currencies in order to reduce the currency risk associated with fluctuating exchange rates. Such contracts are used primarily to hedge certain intercompany cash flows, purchases of certain raw materials and finished goods and for payments arising from certain foreign currency denominated obligations. Realized and unrealized gains and losses from instruments qualifying as hedges are deferred as part of the cost basis of the underlying transaction. Realized and unrealized gains and losses from foreign currency contracts used as economic hedges but not qualifying for hedge accounting are recognized currently as income or expense.

TRANSLATION OF FOREIGN CURRENCIES For all significant foreign operations, the functional currency is the local currency. Assets and liabilities of foreign operations are translated into United States dollars at current exchange rates. Income and expense accounts are translated into United States dollars at average rates of exchange prevailing during the year. Adjustments resulting from the translation to U.S. dollars are included as foreign currency translation adjustments in shareholders' equity. Net transaction gains of $354,000 in 1998, $632,000 in 1997 and $23,000 in 1996, are included in earnings before income taxes.

STOCK-BASED COMPENSATION The Company accounts for its stock-based compensation plans using the intrinsic value-based method in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB
25).

EARNINGS PER SHARE In the first quarter of fiscal 1998, the Company adopted SFAS No. 128, "Earnings Per Share," which requires the disclosure of both diluted and basic earnings per share. Previously reported earnings per share amounts have been restated, as necessary, to conform to Statement No. 128 requirements. The difference between basic and diluted earnings per share is the dilutive effect of stock options and restricted stock. All earnings per share amounts are presented on a diluted basis unless otherwise noted.

RECENTLY ISSUED ACCOUNTING STANDARDS In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income," and SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." SFAS No. 130 establishes standards for reporting comprehensive income in financial statements and SFAS No. 131 expands certain reporting and disclosure requirements for segments from current standards. In February 1998, the FASB issued SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." SFAS No. 132 revises employers' disclosures about pension and other postretirement benefit plans. The Company will adopt these statements in Fiscal 1999. The adoption of these statements will not have a financial impact on the Company.

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. The statement requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The Company is not required to adopt the statement until fiscal 2000. The Company is currently evaluating the effect that implementation of the new standard will have on its results of operations, financial position and cash flows.

RECLASSIFICATIONS Certain previously reported amounts have been reclassified to conform to the current year presentation.

2 Acquisitions


During fiscal 1998, the Company acquired four businesses for a total of $68,670,000. The preliminary allocations of purchase prices resulted in goodwill of $45,468,000 which is being amortized on a straight-line-basis over 40 years. The businesses acquired were:

         In January 1998, the Company acquired the stock of Arancia Ingredientes Especiales, S.A. de C.V., a manufacturer of savory flavors and other food ingredients.

         In April 1998, the Company acquired the stock of DC Flavours Ltd., a manufacturer of savory flavors and seasonings.

         In May 1998, the Company acquired substantially all of the assets and business of the beverage business of Sundi GmbH, a German flavor manufacturer.

         In September 1998, the Company acquired the stock of Reggiana Antociani S.R.L., a manufacturer of natural colors for the food and beverage industries.

During the second quarter of 1997, the Company acquired Tricon Colors, Inc., an ink and dye producer, for cash of $44,492,000. The allocation of the purchase

Notes to Consolidated Financial Statements
[ Years ended September 30, 1998, 1997 and 1996 ]

price resulted in goodwill of $37,923,000 which is being amortized on a straight-line-basis over 40 years. In September 1997, the Company acquired certain assets of the food color business of Pyosa S.A., for cash and notes aggregating $7,500,000.

The above acquisitions have been accounted for as purchases and, accordingly, their results of operations have been included in the financial statements since their respective dates of acquisition. On an unaudited pro-forma basis, the effects of the acquisitions were not significant to the Company's results of operations.

3 Restructuring, Integration and Other Charges

In 1997, the Company recorded an integration charge of $7,500,000 ($4,600,000 after tax, or $.09 per share) for the cost of combining its BioProducts and Flavor divisions. This charge, which is classified in selling and administrative expenses, relates primarily to severance costs substantially all of which were paid in 1998.

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

In addition, in 1996 the Company identified opportunities to streamline its production base, improve efficiency and enhance its competitiveness. Accordingly, the Company adopted a restructuring plan which included closing or reconfiguring a number of production facilities and reducing the workforce by approximately 130 employees. The restructuring charge of approximately $5,000,000 includes charges primarily related to severance costs, substantially all of which were paid in 1997.

The total 1996 charge for adopting SFAS No. 121 and restructuring was $25,000,000 ($16,700,000 after tax, or $.32 per share).

4 Inventories

Inventories include finished and in-process products totaling $145,135,000 and $132,150,000 at September 30, 1998 and 1997, respectively, and raw materials and supplies of $51,954,000 and $53,402,000 at September 30, 1998 and 1997,
respectively.

5 Debt

Long-term debt consists of the following obligations:

                                                 1998     1997
-----------------------------------------------------------------
Payable in U.S. Dollars:
 9.06% senior notes due
  through July 2004                             $ 34,000 $ 38,000
 7.59% senior notes due
  through December 2008                           30,000   30,000
 7.06% senior notes due
  through December 2002                           30,000        -
 6.99% senior notes due
  through December 2007                           40,000   40,000
 6.77% senior notes due
  through January 2010                            15,000   15,000
 6.70% senior notes due
  through December 2009                           20,000   20,000
 6.68% senior notes due
  through January 2011                            15,000   15,000
 6.38% senior notes due
  through December 2003                           20,000   20,000
 Commercial paper and other
  short-term notes                                70,000   70,000
 Various mortgage notes, capital
  lease obligations and other notes                4,714    5,702
Notes and credit facilities payable
  in foreign currencies                           19,814    3,729
                                                -----------------
                                                 298,528  257,431
  Current maturities                               6,940    4,905
-----------------------------------------------------------------
  Total long-term debt                          $291,588 $252,526
                                                =================

The Company has a $70,000,000 multicurrency revolving loan agreement with a group of three banks. Under the agreement, the Company has the option to elect to have interest rates determined based upon the LIBOR rate plus margin or the certificate of deposit rate plus margin. A commitment fee is payable on the unused amount of credit. The facility matures in August 2003. Uncommitted lines of credit totaling $110,000,000 are also available to the Company from several banks.

The Company issues short-term commercial paper obligations supported by committed lines of credit included in the Revolving Loan Agreement. The Company also issues other short-term notes. At September 30, 1998 and 1997, $70,000,000 of short-term borrowings were classified as long-term debt reflecting the Company's intent and ability, through the existence of the unused credit facility, to refinance these borrowings.

The aggregate amounts of maturities on long-term debt each year for the five years subsequent to September 30, 1998 are as follows: 1999, $6,940,000; 2000, $8,146,000; 2001, $11,843,000; 2002, $13,948,000; and 2003, $87,960,000.

Substantially all of the loan agreements contain restrictions concerning working capital, borrowings, investments and dividends. Earnings reinvested of $34,654,000 at September 30, 1998 were unrestricted.

Short-term borrowings consist of commercial paper, bankers acceptances and loans to foreign subsidiaries denominated in local currencies which are borrowed under various foreign uncommitted lines of credit. The weighted average interest rates on short-term borrowings, including the $70,000,000 reclassified to long-term debt, were 5.75% and 5.78% at September 30, 1998 and 1997, respectively.

6 Financial Instruments and Risk Management

FOREIGN CURRENCY CONTRACTS The Company uses forward exchange contracts to reduce the effect of fluctuating foreign currencies on short-term foreign currency-denominated intercompany transactions and other known foreign currency exposures. At September 30, 1998 and 1997, the Company had forward exchange contracts, generally with maturities of one year or less, of $65,709,000 and $105,726,000, respectively. In fiscal 1998, the Company entered into a swap agreement that converts $15,175,000 of short-term variable rate borrowing to a fixed rate (5.02%) borrowing payable in deutsche marks (27,000,000 DEM) on July 27, 2008.

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

FAIR VALUES The carrying amount of cash and cash equivalents, trade receivables, investments, financial instruments, accounts payable and short-term borrowings approximated fair value as of September 30, 1998 and 1997. The fair value of the Company's long-term debt, including current maturities, is estimated using discounted cash flows based on the Company's current incremental borrowing rates for similar types of borrowing arrangements. The fair value at September 30, 1998 and 1997 was approximately $314,669,000 and $261,978,000, respectively.

7 Shareholders' Equity

On April 9, 1998, the Company declared a 2-for-1 stock split in the form of a 100% dividend, which was distributed on May 22, 1998, to shareholders of record on May 6, 1998. An amount equal to the par value of the shares issued was transferred from additional paid-in capital to the common stock account for all periods presented. Accordingly, all numbers of common shares, per share data and the amounts of shareholders' equity accounts for all periods presented in the consolidated financial statements have been restated to reflect the stock split.

On June 25, 1998, the Board of Directors declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock, par value

Notes to Consolidated Financial Statements

[ Years ended September 30, 1998, 1997 and 1996 ]


of $.10 per share, of the Company. The dividend was paid on August 6, 1998, to the stockholders of record on that date. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Participating Cumulative Preferred Stock, without par value (the "Preferred Share"), of the Company at a price of $125 per one one-thousandth of a Preferred Share, subject to adjustment. The Right becomes exercisable and tradable ten days after a person or group acquires 20% or more, or makes an offer to acquire 20% or more, of the Company's outstanding common stock. When exercisable, each Right entitles the holder to purchase $250 worth of Company common stock for $125. Further, upon the occurrence of a merger or transfer of more than 50% of the Company's assets, the Right entitles the holder to purchase common stock of an acquiring company having a market value equivalent to two times the exercise price of the Right. At no time does the Right have any voting power. The Right is subject to redemption by the Company's Board of Directors for $.01 per Right at any time prior to the date on which a person or group acquires beneficial ownership of 20% or more of the Company's common stock. The Rights expire on September 30, 2008. The Rights replace rights issued under a prior rights plan, which were redeemed on August 6, 1998.

In January 1998, the shareholders approved the 1998 Stock Option Plan. Under the 1998 Plan up to 2,400,000 shares of common stock are available for awards, of which no more than 600,000 shares may be restricted stock. The Company may also issue up to 2,400,000 shares of common stock pursuant to the exercise of stock options or the grant of restricted stock under the 1994 Employee Stock Plan. Under the 1994 Plan, up to 500,000 shares may be awarded as restricted stock. Generally, stock options become exercisable over a three year vesting period and expire 10 years from the date of grant. Awarded shares of restricted stock become freely transferable at the end of five years. During the period of restriction, the employee has voting rights and is entitled to receive all dividends and other distributions paid with respect to the stock. The 1994 Plan also authorizes the grant of up to 800,000 stock appreciation rights (SARs) in connection with stock options.

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


                            1998     1997     1996
                           -------------------------
Pro forma net earnings     $71,120  $63,626  $43,926
Pro forma net earnings
 per common share:
  Basic                    $  1.39  $  1.25  $   .85
  Diluted                     1.37     1.24      .85

The pro forma effect on net earnings is not representative of the pro forma effect on net earnings in future years because it does not take into consideration pro forma compensation expense related to grants made prior to 1996.

The weighted-average fair value per share of options granted was $3.83 in 1998, $3.90 in 1997 and $3.89 in 1996.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

                                  1998     1997     1996
                                 -----------------------
Dividend yield                    2.5%     2.6%     3.1%
Volatility                         19%      19%      23%
Risk-free interest rate           4.2%     5.8%     6.4%
Expected term (years)               5        5        5

The changes in outstanding stock options during the three years ended September 30, 1998 are summarized below:



                                 SHARES                                 WEIGHTED
                                 OUTSTANDING                            AVERAGE
                                 OPTIONS        AVAILABLE               PRICE
----------------------------------------------------------------------------------
Balances at
 September 30, 1995               3,232           1,943                 $14.97
  Granted                           885            (885)                 16.81
  Restricted stock                    -              (4)                 15.56
  Exercised                        (179)              -                  10.60
  Cancelled                         (58)             58                  17.17
----------------------------------------------------------------------------------
Balances at
 September 30, 1996               3,880           1,112                  15.56
  Granted                           685            (685)                 18.71
  Restricted stock                    -             (28)                 20.09
  Exercised                        (648)              -                  13.68
  Cancelled                        (121)            121                  16.81
----------------------------------------------------------------------------------
Balances at
 September 30, 1997               3,796             520                  16.43
  Authorized under the
   1998 Plan                          -           2,400                      -
  Granted                           600            (600)                 20.79
  Restricted stock                    -             (42)                 21.56
  Exercised                        (867)              -                  15.01
  Cancelled                        (146)            146                  17.80
----------------------------------------------------------------------------------
Balances at
 September 30, 1998               3,383           2,424                 $17.61
                                  ------------------------------------------------

                                                                       WEIGHTED
                                                OPTIONS                 AVERAGE
                                              EXERCISABLE                PRICE
----------------------------------------------------------------------------------
September 30, 1996                                2,352                 $15.04
September 30, 1997                                2,462                 $15.75
September 30, 1998                                2,208                 $16.46

The following summarizes information concerning currently outstanding and exercisable options:




                                                                        RANGE OF EXERCISE PRICE
                                                                        -----------------------
                                                      $11.79-            $15.51-                 $19.01-
                                                       15.50              19.00                   21.57
-----------------------------------------------------------------------------------------------------------
Number outstanding                                      517                1,733                  1,133
Weighted average remaining
 contractual life, in years                             4.9                  6.5                    9.1
Weighted average
 exercise price                                      $14.78               $16.51                 $20.58
-----------------------------------------------------------------------------------------------------------
Number exercisable                                      517                1,436                    255
Weighted average
 exercise price                                      $14.78               $16.51                 $19.60

The Company is authorized to issue 250,000 shares of cumulative preferred stock, of which 100,000 shares are classified as Series A Participating Cumulative Preferred Stock and were initially reserved for issuance under the Rights plan.

8 Retirement Plans

The Company provides benefits under defined contribution plans including a savings plan and ESOP. The savings plan covers substantially all domestic salaried and certain non-union hourly employees and provides for matching contributions up to 4% of each employee's salary. The ESOP covers substantially all domestic employees not covered by a defined benefit plan and provides for contributions of 6% to 10% of each employee's salary. Total expense for the Company's defined contribution plans was $6,746,000, $6,984,000 and $7,144,000 in 1998, 1997 and 1996, respectively.

9 Other Postretirement Benefits

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

Notes to Consolidated Financial Statements

[ Years ended September 30, 1998, 1997 and 1996 ]


Postretirement benefit expense includes the following components:


                                         1998     1997     1996
                                        -------------------------
Service cost                            $ 418    $ 419    $   831
Interest cost on accumulated
 benefit obligation                       966      959      1,212
Amortization of prior
 service cost                            (548)    (548)      (278)
Other                                    (425)    (441)      (363)
                                        -------------------------
Postretirement benefit expense          $ 411    $ 389     $1,402
                                        -------------------------

The Company continues to fund benefit costs on a pay-as-you-go basis, with retirees paying a portion of the costs.

The status of the Company's postretirement benefit obligation is as follows:

                                                 1998     1997
                                                ----------------
Actuarial present value of
 accumulated benefit obligation:
  Retirees                                      $ 6,396  $ 6,629
  Fully eligible active plan
    participants                                  1,658    1,763
  Other active plan participants                  5,066    4,898
                                                ----------------
Accumulated benefit obligation                   13,120   13,290
Unrecognized prior service cost                   7,943    8,491
Unrecognized gain                                10,874   10,503
                                                ----------------
Postretirement benefits accrued                 $31,937  $32,284
                                                ----------------

The weighted average discount rates used in determining the accumulated postretirement benefit obligation at September 30, 1998 and 1997 were 6.75% and 7.50%, respectively. The health care cost trend rates were assumed to be 8.50% in 1998 and 9.25% in 1997, gradually declining to 5.5% by the year 2002 and remaining at that level thereafter. A one percentage point increase in the assumed cost trend rate would increase the accumulated postretirement benefit obligation as of September 30, 1998 by approximately $2,126,000 and the aggregate of the service and interest cost components of the 1998 postretirement benefit expense by $227,000.

10 Income Taxes

The provision for income taxes is as follows:


                                 1998     1997     1996
                                -------------------------
Currently payable:
 Federal                        $12,831  $10,556  $14,179
 State                            3,195    3,192    2,683
 Foreign                          9,509    8,171    8,140
Deferred (benefit):
 Federal                          8,640    3,426    1,792
 State                            1,059      403      180
 Foreign                           (201)       -   (2,539)
                                -------------------------
                                $35,033  $25,748  $24,435
                                -------------------------

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities consist of the following:


                                                 1998               1997
                                                --------------------------
Deferred tax assets:
 Benefit plans                                  $(18,501)         $(19,466)
 Liabilities and reserves                         (9,417)          (10,674)
 Other                                           (16,393)          (14,257)
                                                  ------------------------
 Gross deferred tax assets                       (44,311)          (44,397)
 Valuation allowance                              13,697            11,468
                                                  ------------------------
  Total deferred tax assets                      (30,614)          (32,929)
                                                  ------------------------
Deferred tax liabilities:
 Property, plant and equipment                    21,867            16,405
 Other                                            18,471            16,750
                                                  ------------------------
  Total deferred tax liabilities                  40,338            33,155
                                                  ------------------------
Net deferred tax liabilities                    $  9,724          $    226
                                                  ========================

The effective tax rate differs from the statutory Federal income tax rate of 35% as described below:


                                                1998     1997     1996
                                               -----------------------
Taxes at statutory rate                         35.0%    35.0%   35.0%
State income taxes,
 net of  Federal income
 tax benefit                                     2.6      2.6     2.7
Tax credits                                     (3.9)    (4.6)   (3.3)
Settlements of prior
 years' issues                                  (1.4)    (5.3)      -
Other, net                                       0.2      0.8     1.2
                                               -----------------------
Effective tax rate                              32.5%    28.5%   35.6%
                                               =======================

The 1998 and 1997 effective tax rates were 32.5% and 28.5%, respectively, reflecting the reversal of tax accruals no longer required resulting from settlement of prior years' issues and other items. The 1998 and 1997 effective tax rates would have been 33.9% and 33.8%, respectively excluding the favorable impact of these items.

Earnings before income taxes are summarized as follows:

                                        1998     1997     1996
                                    ---------------------------
United States                       $ 81,311   $67,960  $55,228
Foreign                               26,366    22,476   13,412
                                    ---------------------------
                                    $107,677   $90,436  $68,640
                                    ===========================

Domestic income taxes have not been provided on undistributed earnings of foreign subsidiaries which are considered to be permanently invested. If undistributed foreign earnings were to be remitted, foreign tax credits would substantially offset any resulting domestic tax liability.

11 Foreign Operations

Summarized information relating to the Company's domestic and foreign operations are as follows:



                                         1998     1997     1996
------------------------------------------------------------------
Revenue:
 United States                          $551,286 $544,123 $517,678
 Europe                                  191,055  178,054  186,547
 Other foreign                           114,431  103,537  102,127
------------------------------------------------------------------
                                        $856,772 $825,714 $806,352
                                        ==========================
Operating Income:
 United States                          $102,022 $ 84,859 $ 67,850
 Europe                                   13,037    9,690    2,160
 Other foreign                            13,803   12,685   13,896
------------------------------------------------------------------
                                        $128,862 $107,234 $ 83,906
                                        ==========================

Identifiable Assets:
 United States                          $552,020 $528,272 $438,474
 Europe                                  316,575  246,379  234,686
 Other foreign                           122,631  113,078  107,312
------------------------------------------------------------------
                                        $991,226 $887,729 $780,472
                                        ==========================

Operating income for 1997 and 1996 includes pre-tax charges for restructuring, integration and other as follows:

                            1997     1996
-------------------------------------------
United States              $5,555   $11,100
Europe                      1,700    13,900
Other foreign                 245         -
-------------------------------------------
                           $7,500   $25,000
                           ================

Transfers of product between geographic areas are not significant. Operating income is total revenue less operating expenses. Identifiable assets include all assets identified with the operations in each geographic area, and an allocable portion of intangible assets recorded by the parent.

12 Contingencies

The Company is involved in various claims and litigation arising in the normal course of business. In the opinion of management and Company counsel, the ultimate resolution of these actions will not materially affect the consolidated financial position, results of operations or cash flows of the Company.

Management's Responsibility for Financial Statements

[ Years ended September 30, 1998, 1997 and 1996 ]

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


/S/ Kenneth P. Manning                             /S/ Michael Fung
Kenneth P. Manning                                 Michael Fung
Chairman, President and                            Vice President and
Chief Executive Officer                            Chief Financial Officer




Independent Auditors' Report

To the Shareholders and Board of Directors of Universal Foods Corporation:

We have audited the accompanying consolidated balance sheets of Universal Foods Corporation and subsidiaries as of September 30, 1998 and 1997, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the three years in the period ended September 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the companies as of September 30, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1998 in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche LLP

Milwaukee, Wisconsin
November 12, 1998

Five Year Review




[ Dollars in thousands
except per share data ]                 1998                1997                 1996                 1995              1994
------------------------------------------------------------------------------------------------------------------------------------
Summary of Operations
Revenue                      $    856,772 100.0%  $    825,714 100.0% $    806,352 100.0%  $    792,971 100.0% $    929,863   100.0%
Cost of products sold             556,048  64.9        551,090  66.7       533,260  66.1        518,194  65.3       616,752    66.3
Selling and
  administrative expenses         171,862  20.1        167,390  20.3       164,186  20.4        171,914  21.7       203,965    22.0
Unusual items                           -     -              -     -        25,000   3.1        (26,847) (3.4)       12,125     1.3
------------------------------------------------------------------------------------------------------------------------------------
Operating income                  128,862  15.0        107,234  13.0        83,906  10.4        129,710  16.4        97,021    10.4
Interest expense                   21,185   2.4         16,798   2.0        15,266   1.9         15,107   1.9        15,888     1.7
------------------------------------------------------------------------------------------------------------------------------------
Earnings before
 income taxes                     107,677  12.6         90,436  11.0        68,640   8.5        114,603  14.5        81,133     8.7
Income taxes                       35,033   4.1         25,748   3.2        24,435   3.0         48,500   6.2        30,222     3.2
------------------------------------------------------------------------------------------------------------------------------------
Net earnings                 $     72,644   8.5%  $     64,688   7.8% $     44,205   5.5%      $ 66,103   8.3% $     50,911     5.5%
                                 ===================================================================================================
Net earnings per
  common share:
    Basic                    $       1.42         $       1.27        $        .86         $       1.27        $        .97
    Diluted                          1.40                 1.26                 .85                 1.26                 .97
                                 ===================================================================================================
Other Related Data
Earnings per common
  share
  excluding unusual
  items:
    Basic                    $       1.42         $       1.27        $       1.18         $       1.09        $       1.12
    Diluted                          1.40                 1.26                1.17                 1.09                1.11
Dividend per common
  share                               .53                  .52                 .50                  .48                 .46
Average shares
  outstanding:
    Basic                      51,155,000           51,025,542          51,596,964           52,122,538          52,261,566
    Diluted                    51,836,577           51,389,997          51,936,078           52,338,578          52,568,144
Book value per
  common share               $       7.95         $       7.45            $   6.93         $       6.95        $       6.30
Price range per
  common share                18.72-25.44          15.94-20.69         14.00-20.50          13.06-17.44        $14.44-17.50
Share price at
  September 30                      20.88                20.13               16.25                17.44               14.81
Research and
  development
  expenditures                     29,413               31,510              29,824               28,558              32,217
Capital expenditures               66,063               73,502              59,012               42,562              55,071
Depreciation                       38,011               32,399              29,178               28,206              31,012
Amortization                        6,221                4,927               4,341                6,435               5,366
Total assets                      991,226              887,729             780,472              776,870             763,664
Long-term debt                    291,588              252,526             196,869              160,678             172,235
Shareholders' equity              405,645              380,451             350,966              361,780             327,390
Return on average
  shareholders' equity               18.4%                17.5%               12.2%                18.5%               16.1%
Total debt to total
  capital                            45.7%                41.1%               36.9%                34.3%               37.6%
Employees                           4,196                4,127               4,035                4,104               4,063
------------------------------------------------------------------------------------------------------------------------------------


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

Quarterly Data

[ Dollars in thousands except per share amounts ]

[ Unaudited ]

                                    EARNINGS   EARNINGS
                           GROSS      NET     PER SHARE   PER SHARE
                  REVENUE  PROFIT   EARNINGS   BASIC       DILUTED
------------------------------------------------------------------
1998
FIRST QUARTER    $208,889 $71,882  $15,271    $.30      $.30
SECOND QUARTER    205,015  72,441   17,354     .34       .33
THIRD QUARTER     214,506  74,994   19,174     .37       .37
FOURTH QUARTER    228,362  81,407   20,845     .41       .40
------------------------------------------------------------------
1997
First Quarter    $193,484 $65,852  $13,883    $.27      $.27
Second Quarter    204,826  66,567   15,620     .31       .30
Third Quarter     209,725  69,410   16,748     .33       .33
Fourth Quarter    217,679  72,795   18,437     .36       .36
------------------------------------------------------------------



Common Stock Prices and Dividends

                   MARKETPRICE       DIVIDENDS
                   HIGH     LOW      PER SHARE
-----------------------------------------------
1998
FIRST QUARTER     $21.47  $18.72     $.1325
SECOND QUARTER     24.69   20.38      .1325
THIRD QUARTER      25.44   21.88      .1325
FOURTH QUARTER     24.00   20.06      .1325
-----------------------------------------------
1997
First Quarter     $18.88  $15.94     $  .13
Second Quarter     18.94   16.63        .13
Third Quarter      19.63   16.00        .13
Fourth Quarter     20.69   18.44        .13
-----------------------------------------------