Form 10-K, Exhibit 13
period 1999-09-30
UNIVERSAL FOODS CORP
filed 1999-12-28
CIK 310142

                                                                  Exhibit 13.1

BUSINESS PROFILE

Universal Foods Corporation is a global leader in the manufacture and supply of high-performance flavors, colors, yeast and dehydrated products. The Company's Performance Products segment produces flavor and color products for food, beverages, cosmetics, pharmaceuticals, specialty inks and a variety of other applications. The Natural Products segment produces dehydrated ingredients and a broad range of yeast products for commercial and retail markets.


PERFORMANCE PRODUCTS

Flavor

REVENUE (in millions)

[BAR CHART]

         95       371
         96       359
         97       321
         98       347
         99       374

OPERATES AS: UNIVERSAL FLAVORS

We offer one of the most complete ranges of flavors, flavor enhancers and flavor systems for the food, beverage and dairy industries. Our flavor chemists and application specialists work closely with customers in the development of custom taste products with a focus on sensory superiority, ease-of-use and value.

PRODUCTS

Savory, dairy, sweet goods and beverage flavors and flavor systems. Extracts from yeast, vegetable proteins, meat, milk protein and other natural products for use primarily as flavor enhancers. Aroma chemicals and fragrances for personal care and household products.

1999 AND BEYOND

Revenue was up for the year due to strong double-digit gains in sales to the dairy, beverage and food ingredients categories and the positive contribution of our first full year following the integration of the bioproducts savory flavor business. Our year-old creative centers in Indianapolis and Fenton, Missouri, along with a new flavor creative center in Canada, are providing enhanced customer support in new product development. Acquisitions completed during the past two years continue to provide new access to key customers around the globe. Strategies have been developed for further penetration of the growing markets for nutraceuticals, frozen novelties, cultured dairy products and snack foods.

CUSTOMERS % OF REVENUE

[PIE CHART]

Food Processors 44%
Dairy Product Companies 28%
Beverage Companies 19%
Other  9%

ESTIMATED GLOBAL MARKET $15 billion

Color

REVENUE (in millions)

[BAR CHART]

95       149
96       159
97       192
98       195
99       232

OPERATES AS: WARNER-JENKINSON COMPANY

We are the world's leading supplier of synthetic food colors, with a rapidly growing share of the global market for natural and cosmetic colors. Our skilled chemists and color technicians provide outstanding technical support in the development of high-performance colors and color systems that meet specific application requirements and performance characteristics.

PRODUCTS

Natural and synthetic colors for food, beverages, confections, cosmetics, pharmaceuticals, personal care items, inks for ink-jet printers, and a variety of other products. In addition to our broad range of standard products, we provide specially tailored products that simplify and enhance the use of color.


1999 AND BEYOND

Revenue for our Color division grew significantly as a result of increased sales volumes of synthetic, natural and cosmetic colors. New acquisitions added to the results and further strengthened our Color division during fiscal 1999. Les Colorants Wackherr, Paris, France, expanded our offerings in colors for cosmetics and added a new range of cosmetic ingredient products. The acquisition of certain assets of Quimica Universal, Lima, Peru, enhanced our capabilities in the production of annatto and carminic acid-based products. The acquisition of Pointing Holdings Ltd. in the U.K. has provided greater access to international markets. The natural color business of Nino Fornaciari fu Riccardo S.N.C. strengthened our position as the number one supplier of anthocyanin, a natural color, sold worldwide. Our Color division continues to grow as we focus on areas with the greatest opportunities for growth, including natural colors, cosmetic colors, new dyes and specialty chemical synthesis and purification.

CUSTOMERS % OF REVENUE

[PIE CHART]

Food Processors 75%
Cosmetics Mfrs/Pharmaceutical Companies/Ink-jet Printer Mfrs  25%

ESTIMATED GLOBAL MARKET $2.9 billion


NATURAL PRODUCTS

Yeast

REVENUE (in millions)

[BAR CHART]

95       155
96       156
97       159
98       164
99       164

OPERATES AS:  RED STAR YEAST & PRODUCTS

We are the largest North American supplier of yeast to the commercial bakery market. Our Red Star name denotes quality and reliability in the production and delivery of yeast products for commercial and retail markets.

PRODUCTS

A diversified line of yeast products including compressed, cream and active dry yeast for commercial and retail applications, including bakery goods, pizza, frozen dough, prepared bread machine mixes, and wine making. Nutritional yeast for health conscious consumers, and bionutrients for use in pharmaceuticals, biotechnology, and starter cultures for the dairy industry.

1999 AND BEYOND

Revenue was comparable to last year due to competitive pressures in the yeast industry. Favorable raw material costs helped to offset the impact of lower prices. Red Star Yeast continues to excel in this challenging competitive environment. Our focus remains on programs to reduce costs and improve productivity. In addition, we continue to explore opportunities for growth outside the traditional commercial baking industry. Greater emphasis is being placed on the production and marketing of higher-margin yeast derivatives, including bionutrients and nutraceuticals.

CUSTOMERS % OF REVENUE

[PIE CHART]

Commercial Baking Companies 72%
Retail 16%
Bionutrients/Nutraceuticals 12%

ESTIMATED GLOBAL MARKET $2.3 billion


DEHYDRATED PRODUCTS

REVENUE (in millions)

[BAR CHART]

95       117
96       132
97       135
98       147
99       147

OPERATES AS:  ROGERS FOODS (U.S.)
UNIVERSAL DEHYDRATES (EUROPE)

We are a market leader in the U.S. production of dehydrated onion, garlic and chili products and the number one supplier of dehydrated vegetables in Europe. Our modern dehydration technology, extensive plant breeding and seed development programs, and comprehensive crop management techniques produce consistent, top-quality dehydrated products.

PRODUCTS

Dehydrated onion, garlic, chili pepper, paprika, parsley, celery, spinach and other vegetables for use as ingredients by food processors and sale under private labels to the retail market and food service industry.

1999 AND BEYOND

Revenue for our Dehydrated Products division was flat primarily due to lower volumes of garlic as a result of a U.S. crop shortage. Onion and chili volumes were on plan for the year. We closed our unprofitable frozen vegetable processing operations in Ireland during the latter part of the fiscal year. The remaining Dehydrated Products operations in Europe continue to turn in a stronger performance each quarter. Plant breeding and seed development programs and new crop management techniques provide opportunities for further improvements in productivity and product quality.

CUSTOMERS % OF REVENUE

[PIE CHART]

Food Processors 55%
Spice Blenders 20%
Repackers/Distributors/Retail 25%

ESTIMATED GLOBAL MARKET $1.2 billion



MANAGEMENT'S ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

[ Years ended September 30, 1999, 1998 and 1997 ]

The following financial review provides information which management believes is relevant to an assessment and understanding of the Company's consolidated results of operations and financial condition. The financial review should be read in conjunction with the consolidated financial statements and notes thereto.

RESULTS OF OPERATIONS

In 1999, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 131 "Disclosures about Segments of an Enterprise and Related Information" which establishes new standards for reporting and disclosure relating to segments and geographic data. The Company's reportable segments are as follows:

Performance Products

This segment includes the Flavor and Color divisions, which produce flavor and color products that impart a desired taste, smell or color to a broad range of consumer products.

Natural Products

This segment produces yeast and dehydrated products which are used by manufacturers of various food products.

NET EARNINGS (in millions)
(excluding unusual items)

[BAR CHART]

95       $56.9
96       $60.9
97       $64.7
98       $72.6
99       $80.1


1999 VS. 1998

Revenue for 1999 increased $63.4 million, or 7.4%, to $920.2 million from $856.8 million in 1998. The overall increase in revenue was attributable to increases in the Performance Products segment resulting from volume increases and acquisitions of natural and cosmetic color businesses. U.S. Flavor volume was particularly strong in the dairy, beverage and food ingredient product categories. The Color division recorded gains in all product categories. Revenue in the Natural Products segment was $311 million in both 1999 and 1998. The U.S. dehydrated products business recorded revenue increases for onion products offset by lower garlic volumes. In Europe, revenue was flat as the closure of the frozen vegetable business in Ireland offset increases in dehydrated products. Revenue in Yeast was flat as volumes and average selling prices were comparable to 1998. The strengthening of the U.S. dollar relative to foreign currencies during the year had the effect of reducing reported revenue by approximately 1.0%.

Cost of products sold as a percent of revenue was 65.2% in 1999 compared to 64.9% in 1998. In the Performance Products segment, cost of products sold as a percent of revenue increased to 67.4% in 1999 from 66.8% in 1998. This increase is primarily attributable to changes in product mix at the Color division caused by additional sales of lower margin synthetic dyes and higher cost of products sold related to the Pointing business acquired in 1999. In addition, the Flavor division had increased sales of dairy products in 1999 at lower margins than other product categories. In the Natural Products segment, cost of products sold as a percent of revenue decreased to 64.2% in 1999 from 64.9% in 1998 as raw material costs decreased for most product categories except garlic.

Selling and administrative expenses increased $3.4 million to $175.3 million from $171.9 million but decreased as a percent of revenue to 19.0% from 20.1%. Selling and administrative expenses as a percent of revenue were lower in both the Performance Products and Natural Products segments. Corporate expenses were lower as increases in intangible amortization expense were offset by a $1.9 million favorable settlement of a previously accrued litigation claim. During 1999, the Company closed the frozen vegetable business in Ireland at a cost of approximately $2.7 million.

Operating income in 1999 increased $16.2 million, or 12.6%, to $145.1 million. Operating income increased $9.6 million, or 10.3%, in the Performance Products segment as the flavor business in the U.S. continues to improve and the segment benefited from recent acquisitions. Operating income in the Natural Products segment was $60.5 million in 1999 compared to $56.6 million in 1998, an increase of 7.0%. The increase is the result of lower product costs and reduced selling and administrative expenses.

Interest expense increased $4.8 million to $26.0 million in 1999. The increase was caused by additional outstanding borrowings which were used primarily to fund acquisitions (see Note 5 to the Consolidated Financial Statements).

The effective income tax rate for 1999 was 32.7% compared to 32.5% last year. Both years include the benefits from settlements of prior years' issues that reduced the effective rate 1.2% in 1999 and 1.4% in 1998.

Net earnings were $80.1 million in 1999 compared to $72.6 million in 1998, an increase of 10.3%. In 1999, diluted earnings per share increased to $1.57 from $1.40, an increase of 12.1%.

1998 VS. 1997

Revenue for 1998 increased $31.1 million, or 3.8%, to $856.8 million from $825.7 million in 1997. Revenue in the Performance Products segment increased $28.4 million, or 5.5%, primarily due to volume gains in the international Flavor business which benefited from 1998 acquisitions. Revenue in the Natural Products segment was $311.1 million in 1998 compared to $294.3 million in 1997 as volumes increased in the U.S. dehydrated products business. The overall strengthening of the U.S. dollar relative to foreign currencies during the year had the effect of reducing reported revenue by approximately 2.1%.

Cost of products sold as a percent of revenue was 64.9% in 1998 compared to 66.7% in 1997. In the Performance Products segment, cost of products sold as a percent of revenue decreased to 66.8% in 1998 from 68.5% in 1997. In the Natural Products segment, cost of products sold as a percent of revenue decreased to 64.9% in 1998 from 65.4% in 1997. The decreases are attributable to increased productivity and lower raw material costs in the Color and Yeast divisions.

Selling and administrative expenses increased $4.5 million to $171.9 million from $167.4 million, or 2.7%. As a percent of revenue, selling and administrative expenses decreased to 20.1% from 20.3%. Included in 1997 selling and administrative expenses are $7.5 million of integration expenses for the cost of combining the Company's bioproducts business with the Flavor division.

Operating income increased $21.6 million in 1998, or 20.2%, to $128.9 million. Operating income increased $24.1 million, or 35.2%, in the Performance Products segment as the Flavor division was favorably impacted by acquisitions and cost savings from the integration of the bioproducts business. Operating income in the Natural Products segment was $56.6 million in 1998 compared to $51.1 million in 1997, an increase of 10.7%. The increase primarily resulted from higher volumes in the U.S. dehydrated products business.

Interest expense increased $4.4 million to $21.2 million in 1998. The increase was primarily attributable to additional outstanding borrowings which were used to fund fiscal 1998 acquisitions.

The effective tax rate for 1998 was 32.5% compared to 28.5% for 1997. Both years include the benefits from settlements of prior years' issues that reduced the effective rate 1.4% in 1998 and 5.3% in 1997. Excluding the effects of these items the effective tax rate would have been approximately 34.0%.

Net earnings were $72.6 million in 1998 compared to $64.7 million in 1997, an increase of 12.3%. In 1998, diluted earnings per share increased to $1.40 from $1.26, an increase of 11.1%.


FOREIGN REVENUE (in millions)

[BAR CHART]

95       $313
96       $325
97       $324
98       $343
99       $402


LIQUIDITY AND FINANCIAL POSITION

Cash provided by operating activities was $102.5 million in 1999, $95.4 million in 1998 and $93.7 million in 1997. The 1999 and 1998 amounts include increases in net earnings and depreciation and amortization expense, offset by normal increases in net operating assets.

Cash used for investing activities was $121.2 million in 1999, $133.9 million in 1998 and $129.3 million in 1997. Cash used for acquisitions was $58.4 million in 1999 and $68.7 million in 1998. The net assets of the Performance Products segment grew significantly in 1999 and 1998 as all of the recent acquisitions were in the Color and Flavor divisions. Capital expenditures totaled $62.6 million in 1999 and $66.1 million in 1998.

Financing activities provided cash of $21.8 million in 1999, $39.6 million in 1998 and $35.6 million in 1997. Net additional borrowings were $69.2 million in 1999 and $75.0 million in 1998. In November 1998, the Company filed a shelf registration statement with the Securities and Exchange Commission pursuant to which the Company may from time to time issue debt securities of up to $300 million in the aggregate. The first transaction under the shelf registration statement was the sale of $150 million of unsecured notes due in April 2009. The net proceeds from the sale of the notes were used to repay existing short term indebtedness, which was used to acquire other companies and to meet the Company's working capital needs. The Company maintains debt levels considered prudent based on its cash flows, interest coverage and percentage of total debt to total capital. During 1999 and 1998, the Company repurchased 1,084,000 and 964,396 shares of treasury stock at a cost of $24.3 million and $21.8 million, respectively.

The Company has paid uninterrupted quarterly cash dividends since commencing public trading in its stock over thirty-six years ago. In 1999 and 1998, dividends paid per share were $0.53.

The impact of inflation on both the Company's financial position and results of operations has been minimal and is not expected to adversely affect 2000 results.

The Company's financial position remains strong, enabling it to meet cash requirements for operations, capital expansion programs and dividends to shareholders.


OPERATING MARGINS
(excluding unusual items)

[BAR CHART]

95       13.0%
96       13.5%
97       13.0%
98       15.0%
99       15.8%


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

The Company manufactures and sells its products in a number of countries throughout the world and, as a result, is exposed to movements in foreign currency exchange rates. The major foreign currency exposures involve the markets in Western Europe, Mexico and Canada. The primary purpose of the Company's foreign currency hedging activities is to protect against the volatility associated with foreign currency sales, purchases of materials and other assets and liabilities created in the normal course of business. The Company utilizes forward exchange contracts with durations of generally less than 12 months. In addition, the Company enters into forward exchange contracts to hedge intercompany financing transactions and foreign source income. At September 30, 1999 and 1998, unrealized gains and losses on outstanding forward exchange contracts are not material. At September 30, 1999 and 1998, the potential gain or loss in the fair value of the Company's outstanding forward exchange contracts, assuming a hypothetical 10% fluctuation in the currencies of such contracts, would be approximately $5.7 million and $5.9 million, respectively. However, it should be noted that any change in the value of the contracts, real or hypothetical, would be significantly offset by an inverse change in the value of the underlying hedged items. In addition, this hypothetical calculation assumes that each exchange rate would change in the same direction relative to the U.S. dollar.

The Company manages its debt structure and interest rate risk through the use of fixed-rate and floating-rate debt and through the use of derivatives. The Company uses interest-rate swaps to hedge its exposure to interest rate changes and also to lower its financing costs. Certain foreign currency interest rate swaps are designated as hedges to the Company's related net foreign investments. The Company's primary exposure is to U.S. interest rates. At September 30, 1999 and 1998, unrealized gains and losses related to interest rate swap agreements were not material. As of September 30, 1999 and 1998, the potential gain or loss in the fair value of the Company's outstanding interest rate swap agreements assuming a hypothetical 10% fluctuation in the currencies and interest rates of such contracts would be approximately $10.1 million and $2.5 million, respectively. However, any change in the value of the contracts, real or hypothetical, would be significantly offset by an inverse change in the value of the underlying hedged items.

The Company is the purchaser of certain commodities such as corn, soybean meal, molasses and fruits. The Company generally purchases these commodities based upon market prices that are established with the vendor as part of the purchase process. In general, the Company does not use commodity financial instruments to hedge commodity prices due to a high correlation between the commodity cost and the ultimate selling price of the product. On occasion, the Company may enter into non-cancelable contracts, as deemed appropriate, to reduce the effect of price fluctuations on some future manufacturing requirements.

YEAR 2000

With the new millennium approaching, organizations are examining their installed computer systems, network elements, software applications and other business systems to ensure that they are Year 2000 compliant. This issue occurs because many computers and computer applications define the year using only the last two digits. The assumption is that the first two digits are always 19. Therefore, the year 2000 would be stored as "00" and could be mistakenly identified as 1900 by the computer. This mistake could lead to errors in calculations, comparisons, and the sorting of data.

The Company has developed a comprehensive Project Plan ("the Plan") for addressing the Year 2000 issue. The Plan includes the following components:

1 Vendor and system surveys, including an assessment of Company systems, applications and business-critical third-party systems;
2 Development of action plans to remedy business critical, non-compliant systems;
3 Implementation of those action plans;
4 System testing using multiple critical dates;
5 Creation of Year 2000 rollover and contingency plans;
6 Implementation of the Year 2000 rollover and contingency plans; and 7 Post Year 2000 strategies.


TOTAL DEBT TO TOTAL CAPITAL

[BAR CHART]

95       34.3%
96       36.9%
97       41.1%
98       45.7%
99       50.8%


The Company is implementing the Plan primarily using internal personnel. The Company has engaged certain outside consultants with recognized expertise in assessing and dealing with Year 2000 needs to assist in the management of the Plan. Management of each division is responsible for identifying and fixing the problems within its operations. Plan coordination is being overseen by the Corporate executive staff and the Board of Directors. To date, key financial, operational, and informational systems, including equipment with embedded microprocessors, have been inventoried and assessed. Detailed plans have been developed and a majority of these plans have been implemented.

System implementation at the Company has included upgrading system code and/or replacing hardware and upgrading or replacing current systems. The Plan also includes an evaluation of the Company's communication systems, security systems and other non-information technology systems for purposes of determining whether Year 2000 issues exist. Since most of the business critical systems of the Company have been purchased from third-party vendors, the majority of remedies have been through upgrades. When available, written certifications of Year 2000 compliance for these systems have been obtained.

Because of the nature of implementation plans for business critical systems, system testing activities have overlapped implementation activities. As of September 30, 1999, systems testing has been completed. Once a system has been tested, no upgrades or modifications will be made to that system until after March 2000.

A critical part of the Plan involves the investigation and assessment of the Year 2000 preparedness of important suppliers, vendors, customers, utilities and other third parties. The Company's initial round of assessments has been completed. Generally, these third parties have indicated that they are progressing on schedule with their Year 2000 issues. The Company is continuing to monitor critical suppliers and vendors and these efforts will continue throughout the balance of 1999 in order to minimize the risk that any significant adverse consequences will result due to the failure of these third parties to be Year 2000 ready.

While the Company has no reason to believe that its exposure to the risks of its failure or that of third parties to be Year 2000 ready is any greater than the exposure to such risks that affect its competitors, generally, there can be no assurance that the consequences of such failures would not have a material adverse impact on the Company's operations. Although the Company does not anticipate any major noncompliance issues, the Company believes the most likely worst case scenario would be the temporary disruption of its business in certain locations in the event of noncompliance by the Company or such third parties, which could include temporary plant closings, delays in the delivery and receipt of products and supplies, invoice and collection errors and inventory obsolescence. The Company believes that its diverse operations and its contingency planning should significantly reduce the adverse effect any such disruptions may have.

The Company has developed and is implementing contingency plans to allow the Company to continue critical operations in the event either the Company or major key suppliers or customers fail to resolve their respective Year 2000 issues in a timely manner. Contingency plans include stockpiling raw and packaging materials, increasing finished goods inventory levels, developing emergency backup and recovery procedures, securing alternate suppliers, replacing electronic applications with manual processes or other appropriate measures. Standardized progress reporting has been implemented for all divisions to report their contingency planning and remediation status to the Corporate executive staff. The Company's Year 2000 readiness plan, including the further development and refinement of contingency plans, is an ongoing process and will continue to evolve and change as new information becomes available.

The cost of outside consultants to assist with software redemption and project management has not been and is not expected to be material. During 1999, the Company incurred capital expenditures of approximately $10.0 million as a result of accelerating the rollout of computer operating systems and the replacement of non-compliant process control systems in various plants. In addition, the Company estimates that during 1999, approximately 30% of its information technology (IT) personnel were dedicated to implementation of the Company's Plan. The foregoing allocation of resources had no significant impact on other IT projects as many of the planned and in process projects are normal business system migrations that upgrade and improve the Company's current systems in addition to resolving Year 2000 issues.


DEPRECIATION/CAPITAL EXPENDITURES  (in millions)

[BAR CHART]

95       $28.2/$42.6
96       $29.2/$59.0
97       $32.4/$73.5
98       $38.0/$66.1
99       $41.3/$62.6


EURO CONVERSION

A single currency, the Euro, was introduced in Europe on January 1, 1999. Of the fifteen member countries of the European Union, eleven adopted the Euro as their legal currency on that date. Fixed conversion rates between the national currencies of these eleven countries and the Euro were established on that date. The national currencies are scheduled to remain legal tender as denominations of the Euro during the transition period ending December 31, 2001. During this transition period, parties may settle transactions using either the Euro or a participating country's national currency. At the current time, the Company does not believe that the conversion to the Euro will have a material impact on its business or its financial condition.

OUTLOOK

This report contains forward-looking statements that reflect management's current assumptions and estimates of future economic circumstances, industry conditions, Company performance and financial results, and Year 2000 compliance. The Private Securities Litigation

Reform Act of 1995 provides a safe harbor for such forward-looking statements. A variety of factors could cause the Company's actual results and experience to differ materially from the anticipated results. These factors and assumptions include the pace and nature of new product introductions by the Company's customers; execution of the Company's acquisition program; industry and economic factors related to the Company's domestic and international business; and the outcome of various productivity-improvement and cost-reduction efforts.

The Company seeks to increase revenue and profits through a number of strategic actions. Strategies for growth include further penetration of existing markets and entry into new product and geographic markets. In addition, the Company continues to enhance its technologies and broaden its product base. The Company has built strong relationships with market leaders in each of the industries that its serves by providing superior technical support and service.

Universal Foods Corporation continues to seek opportunities to grow in both its primary market, the food industry, and in non-food markets. Current non-food applications include cosmetics, personal care products, pharmaceuticals, inks for ink-jet printers and a variety of other products. The Company believes that the technologies of the Performance Products segment provide the greatest opportunities for growth in non-food applications.

The Company completed four acquisitions for its Color division during fiscal 1999. The acquisition of Pointing Holdings Ltd. has provided new opportunities for geographic growth. The acquisition of Les Colorants Wackherr provides the Company with an important strategic base and an enhanced line of colors and ingredient systems for the cosmetic industry. The Company continues to broaden its line of natural colors. The acquisition of certain assets of Quimica Universal has enhanced the Company's capabilities in the production of annatto and carminic acid- based products. The acquisition of the natural color business of Nino Fornaciari fu Riccardo S.N.C. broadens and expands the Company's offerings in anthocyanin.

Acquisitions remain an important part of the Company's overall plan for growth. The Company continues to aggressively pursue attractive acquisition opportunities and expects to add additional new businesses during fiscal 2000.



CONSOLIDATED STATEMENTS OF EARNINGS

[ In thousands except per share amounts ]

Years ended September 30,                             1999       1998       1997
--------------------------------------------------------------------------------
Revenue                                           $920,192   $856,772   $825,714
Cost of products sold                              599,797    556,048    551,090
Selling and administrative expenses                175,285    171,862    167,390
                                                   -------    -------    -------
Operating income                                   145,110    128,862    107,234
Interest expense                                    26,034     21,185     16,798
                                                   -------    -------    -------
Earnings before income taxes                       119,076    107,677     90,436
Income taxes                                        38,938     35,033     25,748
--------------------------------------------------------------------------------
Net earnings                                      $ 80,138   $ 72,644   $ 64,688
                                                   -------    -------    -------
Basic net earnings per common share               $   1.59   $   1.42   $   1.27
                                                   -------    -------    -------
Diluted net earnings per common share             $   1.57   $   1.40   $   1.26
                                                   -------    -------    -------
Average common shares outstanding - basic           50,528     51,155     51,026
                                                   -------    -------    -------
Average common shares outstanding -
  diluted                                           51,109     51,837     51,390
                                                   -------    -------    -------

See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

[ Dollars in thousands except per share amounts ]

September 30,                                                 1999         1998
---------------------------------------------------------------------------------
Assets
Current Assets:
  Cash and cash equivalents                               $    4,645   $    1,632
  Trade accounts receivable less allowance for losses
    of $4,079 and $4,548                                     143,435      121,833
  Inventories                                                217,217      197,089
  Prepaid expenses and other current assets                   28,887       21,436
  Deferred income taxes                                       10,386       15,765
                                                           ---------      -------
Total current assets                                         404,570      357,755
Investments                                                   38,269       32,400
Other assets                                                  31,252       28,485
Intangibles-at cost, less accumulated amortization
  of $47,776 and $40,533                                     278,309      217,007
Property, Plant and Equipment:
  Cost:
    Land                                                      18,014       17,365
    Buildings                                                154,642      138,320
    Machinery and equipment                                  509,107      469,915
                                                           ---------      -------
                                                             681,763      625,600
  Less accumulated depreciation                              291,455      270,021
                                                           ---------      -------
                                                             390,308      355,579
---------------------------------------------------------------------------------
Total Assets                                              $1,142,708   $  991,226
                                                           ---------      -------

Liabilities and Shareholders' Equity
Current Liabilities:
  Short-term borrowings                                   $   51,464   $   42,773
  Accounts payable and accrued expenses                      140,119      122,297
  Salaries, wages and withholdings from employees             16,777       15,744
  Income taxes                                                23,849       22,066
  Current maturities of long-term debt                         9,484        6,940
                                                           ---------      -------
Total current liabilities                                    241,693      209,820
Deferred income taxes                                         28,446       25,489
Other deferred liabilities                                    20,912       22,619
Accrued employee and retiree benefits                         34,678       36,065
Long-term debt                                               385,397      291,588
Commitments and contingencies                                   --           --
Shareholders' Equity:
  Common stock par value $.10 a share, authorized
    250,000,000 shares; issued 53,954,874 shares               5,396        5,396
  Additional paid-in capital                                  74,524       74,663
  Earnings reinvested in the business                        470,253      416,949
  Less: Treasury stock, 3,614,759 and 2,797,976 shares,
    respectively, at cost                                     71,309       51,979
    Accumulated other comprehensive income                    45,278       37,845
    Other                                                      2,004        1,539
                                                           ---------      -------
                                                             431,582      405,645
---------------------------------------------------------------------------------
Total liabilities and shareholders' equity                $1,142,708   $  991,226
                                                           ---------      -------

See notes to consolidated financial statements.

]
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                        Earnings                               Unearned   Accumulated
                                           Additional  reinvested                             portion of     other         Total
[ Dollars in thousands            Common     paid-in    in the           Treasury stock       restricted comprehensive comprehensive
except per share amounts ]        stock      capital    business      Shares        Amount       stock       income       income


-------------------------------------------------------------------------------------------------------------------------------
Balances at September 30, 1996    $5,396     $75,479    $333,290    3,114,016      $(49,892)     $(953)    $(12,354)
Net earnings                                              64,688                                                        $64,688
Currency translation                                                                                        (11,393)    (11,393)
                                                                                                                        -------
Total comprehensive income                                                                                              $53,295
                                                                                                                        -------
Cash dividends paid
  $.52 a share                                           (26,534)
Stock options exercised                       (1,513)                (609,638)        9,768
Restricted stock                                 109                  (20,800)          334        (23)
Other                                              1                    3,718          (167)
Purchase of treasury stock                                            285,200        (5,785)
-------------------------------------------------------------------------------------------------------------------
Balances at September 30, 1997     5,396      74,076     371,444    2,772,496       (45,742)      (976)     (23,747)
Net earnings                                              72,644                                                        $72,644
Currency translation                                                                                        (14,098)    (14,098)
                                                                                                                        -------
Total comprehensive income                                                                                              $58,546
                                                                                                                        -------
Cash dividends paid -
  $.53 a share                                           (27,139)
Stock options exercised                         (393)                (802,674)       13,672
Benefit plans                                    377                 (100,000)        1,713
Restricted stock                                 128                  (39,200)          734       (563)
Other                                            475                    2,958          (560)
Purchase of treasury stock                                            964,396       (21,796)
-------------------------------------------------------------------------------------------------------------------
Balances at September 30, 1998     5,396      74,663     416,949    2,797,976       (51,979)    (1,539)     (37,845)
Net earnings                                              80,138                                                        $80,138
Currency translation                                                                                         (7,433)     (7,433)
                                                                                                                        -------
Total comprehensive income                                                                                              $72,705
                                                                                                                        -------
Cash dividends paid -
  $.53 a share                                           (26,834)
Stock options exercised                         (309)                (207,282)       3,878
Benefit plans                                     64                  (26,582)         482
Restricted stock                                 106                  (39,000)         769        (465)
Other                                                                   5,647         (114)
Purchase of treasury stock                                          1,084,000      (24,345)
-------------------------------------------------------------------------------------------------------------------
Balances at September 30, 1999    $5,396     $74,524    $470,253    3,614,759     $(71,309)    $(2,004)    $(45,278)
                                  ------     -------    --------    ---------     --------     -------     --------


See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

[ Dollars in thousands ]

Years ended September 30,                                           1999            1998           1997
Cash Flows from Operating Activities
---------------------------------------------------------------------------------------------------------
Net earnings                                                    $   80,138       $  72,644       $ 64,688
Adjustments to reconcile net earnings to net cash provided by operating activities:
    Depreciation                                                    41,264          38,011         32,399
    Amortization                                                     7,653           6,221          4,927
    (Gain) loss on sale of property, plant and
      equipment and other productive assets                         (2,446)         (3,277)            16
    Changes in operating assets and liabilities
      (net of effects from acquisition of businesses):

        Trade accounts receivable                                  (10,786)         (1,135)       (13,351)
        Inventories                                                (11,266)         (5,710)       (13,418)
        Prepaid expenses and other assets                           (3,714)         (7,678)           198
        Accounts payable and accrued
          expenses                                                  (1,495)        (22,425)         7,844
        Salaries, wages and withholdings
          from employees                                            (1,573)          1,355          2,882
        Income taxes                                                  (536)          7,537          2,044
        Deferred income taxes                                        9,245           9,681          4,357
        Other liabilities                                           (3,982)            199          1,160
---------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                          102,502          95,423         93,746
                                                                  --------        --------       --------
Cash Flows from Investing Activities
Acquisition of property, plant and
  equipment                                                        (62,555)        (66,063)       (73,502)
Acquisition of new businesses - net of
  cash acquired                                                    (58,361)        (68,670)       (50,492)
Proceeds from sale of property, plant and
  equipment and other productive assets                              4,465           6,656            438
Increase in investments                                             (4,794)         (5,860)        (5,719)
---------------------------------------------------------------------------------------------------------
Net cash used in investing activities                             (121,245)       (133,937)      (129,275)
                                                                  --------        --------       --------
Cash Flows from Financing Activities
Proceeds from additional borrowings                                235,872          80,690         66,455
Reduction in debt                                                 (166,652)         (5,720)        (6,651)
Purchase of treasury stock                                         (24,345)        (21,796)        (5,785)
Dividends                                                          (26,834)        (27,139)       (26,534)
Proceeds from options exercised and other
  equity transactions                                                3,729          13,579          8,089
---------------------------------------------------------------------------------------------------------
Net cash provided by financing activities                           21,770          39,614         35,574
                                                                  --------        --------       --------
Effect of exchange rate changes on cash
  and cash equivalents                                                 (14)           (726)        (2,182)
---------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and
  cash equivalents                                                   3,013             374         (2,137)
Cash and cash equivalents at beginning of
  year                                                               1,632           1,258          3,395
---------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                        $    4,645        $  1,632      $   1,258
                                                                  --------        --------       --------
Cash paid during the year for:
  Interest                                                      $   21,182        $ 21,372      $  16,062
  Income taxes                                                      26,447          16,074         16,261
Liabilities assumed in acquisitions                                 34,868              --          1,500

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[ Tabular amounts in thousands except per share data ]
[ Years ended September 30, 1999, 1998 and 1997 ]

1 Summary of Significant Accounting Policies

Principles of Consolidation
The consolidated financial statements include the accounts of Universal Foods Corporation and its subsidiaries ("the Company"). All significant intercompany accounts and transactions are eliminated.

Use of Estimates
The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

Revenue Recognition
The Company recognizes operating revenues upon shipment of goods to customers.

Cash Equivalents
Highly liquid investments with maturities of three months or less when acquired are considered cash equivalents.

Inventories
Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method.

Property, Plant and Equipment
Property, plant and equipment are recorded at cost reduced by accumulated depreciation. Depreciation is provided over the estimated useful life using the straight-line method for financial reporting. Accelerated methods are used for income tax purposes.

Intangibles
The excess cost over net assets of businesses acquired and other intangibles are being amortized using the straight-line method over periods ranging from 5 to 40 years.

Software Costs
The Company capitalizes certain computer software and software development costs incurred in connection with developing or obtaining computer software for internal use in accordance with Statement of Position No. 98-1 ("SOP 98-1"), "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," which was adopted by the Company in 1999. The adoption of SOP 98-1 had no material effect on the Company's financial position or results of operations.

Capitalized costs are amortized on a straight-line basis over the estimated useful life of the software.

Impairment of Long-lived Assets
The Company reviews long-lived assets for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. The Company performs undiscounted cash flow analyses to determine if an impairment exists. If an impairment is determined to exist, any related impairment loss is calculated based on fair value.

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

     Foreign Currency Contracts
     The Company enters into forward and swap contracts to hedge transactions denominated in foreign currencies in order to reduce the currency risk associated with fluctuating exchange rates. Such contracts are used primarily to hedge certain intercompany cash flows, purchases of certain raw materials and finished goods, for payments arising from certain foreign currency denominated obligations and to hedge net assets in foreign subsidiaries. Realized and unrealized gains and losses from instruments qualifying as hedges are deferred as part of the cost basis of the underlying transaction. Realized and unrealized gains and losses from foreign currency contracts used as economic hedges but not qualifying for hedge accounting are recognized currently as income or expense.

Translation of Foreign Currencies
For all significant foreign operations, the functional currency is the local currency. Assets and liabilities of foreign operations are translated into United States dollars at current exchange rates. Income and expense accounts are translated into United States dollars at average rates of exchange prevailing during the year. Adjustments resulting from the translation to U.S. dollars are included as foreign currency translation adjustments in shareholders' equity. Transaction gains and losses are included in earnings for the period.

Stock-Based Compensation
The Company accounts for its stock-based compensation plans using the intrinsic value-based method in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25).

Earnings Per Share
In the first quarter of fiscal 1998, the Company adopted Statement of Financial Accounting Standards No. 128 ("SFAS No. 128"), "Earnings Per Share," which requires the disclosure of both diluted and basic earnings per share. Previously reported earnings per share amounts have been restated, as necessary, to conform to SFAS No. 128 requirements. The difference between basic and diluted earnings per share is the dilutive effect of stock options and restricted stock. All earnings per share amounts are presented on a diluted basis unless otherwise noted.

Recently Issued Accounting Standards
In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. The statement requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The Company is not required to adopt the statement until fiscal 2001. The Company is currently evaluating the effect that implementation of the new standard will have on its results of operations, financial position and cash flows.

2 Acquisitions

During fiscal 1999, the Company acquired businesses for a total of $92,440,000. The preliminary allocations of purchase price resulted in goodwill of $70,626,000 which is being amortized on a straight-line- basis over 40 years. The businesses acquired were:

     In January 1999, the Company acquired for cash the stock of Les Colorants Wackherr, a manufacturer of colors and ingredients for the cosmetic industry.

     In January 1999, the Company acquired certain assets of Quimica Universal, a manufacturer of annatto and carminic acid-based products, natural colors primarily used in food.

     In April 1999, the Company acquired the stock of Pointing Holdings Ltd., a manufacturer of food colors, flavors and specialty chemicals. The purchase price was a combination of cash, notes and the assumption of debt.

     In July 1999, the Company acquired for cash the natural color business of Nino Fornaciari fu Riccardo S.N.C., a worldwide supplier of anthocyanin.

During fiscal 1998, the Company acquired four businesses for cash of $69,459,000. The allocations of purchase price resulted in goodwill of $46,931,000 which is being amortized on a straight-line-basis over 40 years. The businesses acquired were:

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

3 Integration Charge

In 1997, the Company recorded an integration charge of $7,500,000
($4,600,000 after tax, or $.09 per share) for the cost of combining its

BioProducts and Flavor divisions. This charge, which is classified in selling and administrative expenses, relates primarily to severance costs substantially all of which were paid in 1998.

4 Inventories

Inventories include finished and in-process products totaling $159,117,000 and $145,135,000 at September 30, 1999 and 1998, respectively, and raw materials and supplies of $58,100,000 and $51,954,000 at September 30, 1999 and 1998,
respectively.

5 Debt

Long-term debt consists of the following obligations at September 30:

                                                                                  1999             1998
Payable in U.S. Dollars:
 9.06% senior notes due through July 2004                                       $ 29,000         $ 34,000
 7.59% senior notes due through December 2008                                     30,000           30,000
 7.06% senior notes due through December 2002                                     30,000           30,000
 6.99% senior notes due through December 2007                                     40,000           40,000
 6.77% senior notes due through January 2010                                      15,000           15,000
 6.70% senior notes due through December 2009                                     20,000           20,000
 6.68% senior notes due through January 2011                                      15,000           15,000
 6.38% senior notes due through December 2003                                     20,000           20,000
 6.60% notes due April 2009                                                      148,918               --
 Commercial paper and other short-term notes                                          --           70,000
 Various mortgage notes, capital lease obligations
   and other notes                                                                 6,964            4,714
Notes and credit facilities payable in foreign
   currencies                                                                     39,999           19,814
                                                                                --------         --------
                                                                                 394,881          298,528
  Current maturities                                                               9,484            6,940
---------------------------------------------------------------------------------------------------------
  Total long-term debt                                                          $385,397         $291,588
                                                                                --------         --------

In November 1998, the Company filed a shelf registration statement with the Securities and Exchange Commission pursuant to which the Company may from time to time issue debt securities of up to $300 million in the aggregate. The first transaction under the shelf registration statement was the issuance of $150 million in unsecured notes due April 1, 2009 with an annual stated interest rate of 6.50% (effective rate 6.60%).

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

The Company issues short-term commercial paper obligations supported by committed lines of credit included in the Revolving Loan Agreement. The

Company also issues other short-term notes. At September 30, 1999, the Company had $57,000,000 available under the revolving loan agreement and $78,000,000 available under uncommitted lines of credit from several banks.

At September 30, 1998, $70,000,000 of short-term borrowings were classified as long-term debt reflecting the Company's intent and ability, through the existence of the unused credit facility, to refinance these borrowings.

The aggregate amounts of maturities on long-term debt each year for the five years subsequent to September 30, 1999 are as follows: 2000, $9,484,000; 2001, $15,973,000; 2002, $15,589,000; 2003, $49,387,000, and 2004, $18,958,000.

Substantially all of the senior loan agreements contain restrictions concerning working capital, borrowings, investments and dividends. Earnings reinvested of $18,740,000 at September 30, 1999 were unrestricted.

Short-term borrowings consist of commercial paper, uncommitted loans and loans to foreign subsidiaries denominated in local currencies which are borrowed under various foreign uncommitted lines of credit. The weighted average interest rates on short-term borrowings were 6.04% and 5.75% at September 30, 1999 and 1998, respectively. This includes $70,000,000 reclassified to long-term debt on September 30, 1998.

6 Financial Instruments and Risk Management

Foreign Currency Contracts
The Company uses forward exchange contracts to reduce the effect of fluctuating foreign currencies on short-term foreign currency-denominated intercompany transactions and other known foreign currency exposures. At September 30, 1999 and 1998, the Company had forward exchange contracts, generally with maturities of one year or less, of $73,939,000 and $65,709,000, respectively.

The Company has foreign currency and related interest rate swap agreements which were executed to reduce the Company's borrowing costs and serve as hedges of the Company's net assets in foreign subsidiaries, principally those denominated in Euros. At September 30, 1999 and 1998, the notional principal amounts of these agreements were $90,175,000 and $15,175,000, respectively. Aggregate maturities are $75,000,000 in 2000 and $15,175,000 in 2008. The notional amount is used to calculate interest payments which are exchanged over the life of the swap transaction and is equal to the amount of foreign currency or dollar principal exchanged at maturity. Net unrealized gains and losses associated with the Company's foreign currency contracts as of September 30, 1999 and 1998 were not material.

Concentrations of Credit Risk
Counterparties to currency exchange and interest rate swap contracts consist of large major international financial institutions. The Company continually monitors its positions and the credit ratings of the counterparties involved and limits the amount of credit exposure to any one party. While the Company may be exposed to potential losses due to the credit risk of non-performance by these counterparties, losses are not anticipated. Concentrations of credit risk with respect to accounts receivable are limited due to the large number of customers, generally short payment terms, and their dispersion across geographic areas.

Fair Values
The carrying amount of cash and cash equivalents, trade receivables, investments, financial instruments, accounts payable and short-term borrowings approximated fair value as of September 30, 1999 and 1998.

The fair value of the Company's long-term debt, including current maturities, is estimated using discounted cash flows based on the Company's current incremental borrowing rates for similar types of borrowing arrangements. The fair value at September 30, 1999 and 1998 was approximately $383,357,000 and $314,669,000, respectively.

7 Shareholders' Equity

On April 9, 1998, the Company declared a 2-for-1 stock split in the form of a 100% stock dividend, which was distributed on May 22, 1998, to shareholders of record on May 6, 1998.

On June 25, 1998, the Board of Directors declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock, par value of $.10 per share, of the Company. The dividend was paid on August 6, 1998, to the stockholders of record on that date. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Participating Cumulative Preferred Stock, without par value (the "Preferred Share"), of the Company at a price of $125 per one one-thousandth of a Preferred Share, subject to adjustment. The Right becomes exercisable and tradable ten days after a person or group acquires 20% or more, or makes an offer to acquire 20% or more, of the Company's outstanding common stock. When exercisable, each Right entitles the holder to purchase $250 worth of Company common stock for $125. Further, upon the occurrence of a merger or transfer of more than 50% of the Company's assets, the Right entitles the holder to purchase common stock of an acquiring company having a market value equivalent to two times the exercise price of the Right. At no time does the Right have any voting power. The Right is subject to redemption by the Company's Board of Directors for $.01 per Right at any time prior to the date on which a person or group acquires beneficial ownership of 20% or more of the Company's common stock. The Rights expire on September 30, 2008. The Rights replace rights issued under a prior rights plan, which were redeemed on August 6, 1998.

The Company is authorized to issue 250,000 shares of cumulative preferred stock, of which 100,000 shares are classified as Series A Participating Cumulative Preferred Stock and were initially reserved for issuance under the Rights plan.

8 Stock Plans

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

                                                                    1999            1998              1997
----------------------------------------------------------------------------------------------------------
Pro forma net earnings                                           $78,225         $71,120           $63,626
Pro forma net earnings per common share:
  Basic                                                           $ 1.55          $ 1.39            $ 1.25
  Diluted                                                           1.53            1.37              1.24

The pro forma effect on net earnings is not representative of the pro forma effect on net earnings in future years because it does not take into consideration pro forma compensation expense related to grants made prior to 1996.

The weighted-average fair value per share of options granted was $6.21 in 1999, $3.83 in 1998 and $3.90 in 1997.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

                                   1999             1998             1997
-------------------------------------------------------------------------
Dividend yield                     2.3%             2.5%             2.6%
Volatility                          24%              19%              19%
Risk-free interest rate            5.8%             4.2%             5.8%
Expected term (years)                6                5                5

The changes in outstanding stock options during the three years ended September 30, 1999 are summarized below:

                                                Shares                          Weighted
                                              Outstanding                        average
                                                options        Available          price
----------------------------------------------------------------------------------------
Balances at September 30, 1996                   3,880           1,112            $15.56
  Granted                                          685           (685)             18.71
  Restricted stock                                  --            (28)             20.09
  Exercised                                      (648)              --             13.68
  Cancelled                                      (121)             121             16.81
----------------------------------------------------------------------------------------
Balances at September 30, 1997                   3,796             520             16.43
  Authorized under the 1998 Plan                    --           2,400                --
  Granted                                          600           (600)             20.79
  Restricted stock                                  --            (42)             21.56
  Exercised                                      (867)              --             15.01
  Cancelled                                      (146)             146             17.80
----------------------------------------------------------------------------------------
Balances at September 30, 1998                   3,383           2,424             17.61
  Granted                                          621           (621)             22.37
  Restricted stock                                  --            (39)             22.19
  Exercised                                      (237)              --             16.16
  Cancelled                                       (43)              43             20.39
----------------------------------------------------------------------------------------
Balances at September 30, 1999                   3,724           1,807            $18.52
                                                 -----           -----             -----


                                                            Weighted
                                            Options          average
                                          exercisable         price
September 30, 1997                           2,462           $15.75
September 30, 1998                           2,208           $16.46
September 30, 1999                           2,555           $17.07

The following summarizes information concerning currently outstanding and exercisable options:

                                                                      Range of exercise price
                                                               $12.06-          $16.16-           $20.51-
                                                                16.15            20.50             23.50
---------------------------------------------------------------------------------------------------------
Number outstanding                                                999            1,555             1,170
Weighted average remaining contractual life, in years             5.6              5.8               9.2
Weighted average exercise price                                $15.36           $17.88            $22.08
---------------------------------------------------------------------------------------------------------
Number exercisable                                                999            1,368               188
Weighted average exercise price                                $15.36           $17.73            $21.40

9 Retirement Plans

The Company provides benefits under defined contribution plans including a savings plan and ESOP. The savings plan covers substantially all domestic salaried and certain non-union hourly employees and provides for matching contributions up to 4% of each employee's salary. The ESOP covers substantially all domestic employees not covered by a defined benefit plan and provides for contributions based on a percentage (6% each of the last three years) of each employee's compensation. Total expense for the Company's defined contribution plans was $8,001,000, $6,746,000 and $6,984,000 in 1999, 1998 and 1997,
respectively.

10 Other Postretirement Benefits

The Company provides certain health insurance benefits to eligible domestic retirees and their dependents. In 1997, the Company implemented programs intended to mitigate rising costs, including adopting a provision that limits its future obligation to absorb health care cost inflation. The amendment resulted in an unrecognized prior service gain of $4,318,000 which is being amortized over the employees average remaining service life. The Company funds benefit costs on a pay-as-you- go basis, with retirees paying a portion of the costs.

The funded status of the postretirement benefit plan at September 30 was:

                                                        1999             1998
--------------------------------------------------------------------------------
Benefit obligation at beginning of year              $  13,120        $  13,290
Service cost                                               415              418
Interest cost                                              859              966
Benefits paid                                           (1,106)            (622)
Actuarial gain                                            (398)            (932)
--------------------------------------------------------------------------------
Benefit obligation at end of year                       12,890           13,120
Plan assets                                                 --               --
--------------------------------------------------------------------------------
Funded status                                          (12,890)         (13,120)
Unrecognized prior service cost                         (7,395)          (7,943)
Unrecognized net actuarial gain                        (10,777)         (10,874)
--------------------------------------------------------------------------------
Net amount recognized                                $ (31,062)        $(31,937)
                                                     ---------         --------

Components of net periodic benefit cost were:

                                            1999            1998             1997
----------------------------------------------------------------------------------
Service cost                               $ 415           $ 418            $ 419
Interest cost                                859             966              959
Amortization of prior service cost          (548)           (548)            (548)
Recognized actuarial gain                   (506)           (425)            (441)
----------------------------------------------------------------------------------
Postretirement benefit expense             $ 220           $ 411            $ 389
                                           -----           -----            -----

The weighted average discount rates used in determining the accumulated postretirement benefit obligation at September 30, 1999 and 1998 were 7.25% and 6.75%, respectively. The health care cost trend rates were assumed to be 7.75% in 1999 and 8.50% in 1998, gradually declining to 5.5% by the year 2002 and remaining at that level thereafter.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A one percentage point change in assumed health care cost trend rates would have the following effects:

                                                           1%              1%
                                                       increase         decrease
--------------------------------------------------------------------------------
Effect on total of service and interest cost              100             (92)
  components
Effect on postretirement benefit obligation               890            (827)


11 Income Taxes

The provision for income taxes is as follows:

                                    1999            1998             1997
--------------------------------------------------------------------------------
Currently payable:
 Federal                          $14,524         $12,831          $10,556
 State                              3,385           3,195            3,192
 Foreign                           11,784           9,509            8,171
Deferred (benefit):
 Federal                            7,070           8,640            3,426
 State                              1,108           1,059              403
 Foreign                            1,067            (201)              --
--------------------------------------------------------------------------------
                                  $38,938         $35,033          $25,748
                                   ------          ------           ------

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities consist of the following:

                                                    1999             1998
--------------------------------------------------------------------------------
Deferred tax assets:
 Benefit plans                                   $(16,988)        $(18,501)
 Liabilities and reserves                          (4,875)          (9,417)
 Other                                            (17,551)         (16,393)
                                                  -------          -------
 Gross deferred tax assets                        (39,414)         (44,311)
 Valuation allowance                               14,307           13,697
                                                  -------          -------
  Total deferred tax assets                       (25,107)         (30,614)
                                                  -------          -------
Deferred tax liabilities:
 Property, plant and equipment                     24,839           21,867
 Other                                             18,328           18,471
                                                  -------          -------
  Total deferred tax liabilities                   43,167           40,338
--------------------------------------------------------------------------------
Net deferred tax liabilities                     $ 18,060         $  9,724
                                                  -------          -------

The effective tax rate differs from the statutory Federal income tax rate of 35% as described below:

                                                          1999     1998    1997
--------------------------------------------------------------------------------
Taxes at statutory rate                                   35.0%    35.0%   35.0%
State income taxes, net of  Federal income tax benefit     2.5      2.6     2.6
Tax credits                                               (4.2)    (3.9)   (4.6)
Settlements of prior years' issues                        (1.2)    (1.4)   (5.3)
Other, net                                                 0.6      0.2     0.8
--------------------------------------------------------------------------------
Effective tax rate                                        32.7%    32.5%   28.5%
                                                          ----     ----    ----

The effective tax rates reflect the reversal of tax accruals no longer required resulting from settlement of prior years' issues. The effective tax rates would have been 33.9%, 33.9% and 33.8%, in 1999, 1998 and 1997, respectively excluding the favorable impact of these items.

Earnings before income taxes are summarized as follows:

                                     1999            1998             1997
--------------------------------------------------------------------------------
United States                     $ 85,656        $ 81,311          $67,960
Foreign                             33,420          26,366           22,476
--------------------------------------------------------------------------------
                                  $119,076        $107,677          $90,436
                                   -------         -------           ------

Domestic income taxes have not been provided on undistributed earnings of foreign subsidiaries which are considered to be permanently invested. If undistributed foreign earnings were to be remitted, foreign tax credits would substantially offset any resulting domestic tax liability.

12 Segment and Geographic Information

In 1999, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 131 "Disclosures about Segments of an Enterprise and Related Information." This statement establishes standards for the reporting of financial information about a company's operating segments for both interim and annual reporting. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on operating income of the respective business units before goodwill amortization, interest expense and income taxes. Total revenue and operating income by business segment and geographic region include both sales to customers, as reported in the Company's consolidated statements of earnings, and intersegment sales, which are accounted for at prices which approximate market prices and are eliminated in consolidation. Corporate and other revenue consist primarily of flavor and color products sold by the Asia Pacific division.

Assets by business segment and geographic region are those assets used in company operations in each segment and geographic region. Corporate and other assets consist primarily of property, investments and goodwill. Capital expenditures are reported exclusive of acquisitions.

Segment Information The Company's operations, except for the Asia Pacific division, are managed on a products and services basis. The Company's two reportable segments are Performance Products and Natural

Products. The Company's Performance Products segment produces flavor and color products that impart a desired taste, smell or color to a broad range of consumer products. The Natural Products segment produces yeast and dehydrated vegetable products which are used by manufacturers of various food products.

                                            Performance        Natural       Corporate
                                              Products         Products      and Other        Consolidated
1997
-----------------------------------------------------------------------------------------------------------
Revenue from external
 customers                                    $492,158         $289,959        $43,597         $  825,714
Intersegment revenue                            21,047            4,362             --             25,409
                                               -------          -------         ------            -------
Total revenue                                  513,205          294,321         43,597            851,123
Operating income                                68,347           51,092        (12,205)           107,234
Interest expense                                    --               --         16,798             16,798
Earnings before income taxes                    68,347           51,092        (29,003)            90,436
Assets                                         414,852          209,671        263,206            887,729
Capital expenditures                            39,261           32,467          1,774             73,502
Depreciation and amortization                   20,455           10,275          6,596             37,326
Restructuring/integration costs                  7,500               --             --              7,500

1998
Revenue from external
 customers                                    $511,214         $300,633        $44,925         $  856,772
Intersegment revenue                            30,390           10,417             --             40,807
                                               -------          -------         ------            -------
Total revenue                                  541,604          311,050         44,925            897,579
Operating income                                92,403           56,567       (20,108)            128,862
Interest expense                                    --               --         21,185             21,185
Earnings before income taxes                    92,403           56,567       (41,293)            107,677
Assets                                         462,310          234,491        294,425            991,226
Capital expenditures                            42,158           20,586          3,319             66,063
Depreciation and amortization                   22,571           13,501          8,160             44,232

1999
Revenue from external
 customers                                    $572,370         $301,238       $ 46,584         $  920,192
Intersegment revenue                            33,778           10,075             --             43,853
                                               -------          -------         ------            -------
Total revenue                                  606,148          311,313         46,584            964,045
Operating income                               101,953           60,503       (17,346)            145,110
Interest expense                                    --               --         26,034             26,034
Earnings before income taxes                   101,953           60,503       (43,380)            119,076
Assets                                         529,757          232,228        380,723          1,142,708
Capital expenditures                            40,437           16,623          5,495             62,555
Depreciation and amortization                   25,144           13,926          9,847             48,917


Geographic Information

The Company has manufacturing plants or sales offices in North and South America, Europe, Asia, Australia and Africa.

                                     1999            1998             1997
-----------------------------------------------------------------------------
Revenue from
external customers
U.S.A.                             $518,455        $513,828         $501,457
Europe                              229,679         172,292          158,759
Asia Pacific                         47,156          45,017           55,831
Other                               124,902         125,635          109,667
-----------------------------------------------------------------------------
Consolidated                       $920,192        $856,772         $825,714
                                    -------         -------          -------

Long-lived assets
U.S.A.                             $375,529        $351,774         $334,003
Europe                              279,675         202,667          146,122
Asia Pacific                          8,258           7,697            8,525
Other                                74,676          71,333           56,831
-----------------------------------------------------------------------------
Consolidated                       $738,138        $633,471         $545,481
                                    -------         -------          -------



13 Contingencies

The Company is involved in various claims and litigation arising in the normal course of business. In the opinion of management and Company counsel, the ultimate resolution of these actions will not materially affect the consolidated financial position, results of operations or cash flows of the Company.



MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

[ Years ended September 30, 1999, 1998 and 1997 ]

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



INDEPENDENT AUDITORS' REPORT

To the Shareholders and Board of Directors of Universal Foods
Corporation:

We have audited the accompanying consolidated balance sheets of Universal Foods Corporation and subsidiaries as of September 30, 1999 and 1998, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the three years in the period ended September 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the companies as of September 30, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1999 in conformity with generally accepted accounting principles.

/s/  Deloitte & Touche LLP
Milwaukee, Wisconsin
November 11, 1999

FIVE YEAR REVIEW


[Dollars in thousands
except per share data]               1999                 1998                  1997                1996                 1995
-----------------------------------------------------------------------------------------------------------------------------------
SUMMARY OF OPERATIONS
Revenue                      $    920,192 100.0% $    856,772  100.0%  $    825,714  100.0% $    806,352  100.0% $    792,971 100.0%
Cost of products sold             599,797  65.2       556,048   64.9        551,090   66.7       533,260   66.1       518,194  65.3
Selling and administrative
  expenses                        175,285  19.0       171,862   20.1        167,390   20.3       164,186   20.4       171,914  21.7
Unusual items                          --    --            --     --             --     --        25,000    3.1       (26,847) (3.4)
-----------------------------------------------------------------------------------------------------------------------------------
Operating income                  145,110  15.8       128,862   15.0        107,234   13.0        83,906   10.4       129,710  16.4
Interest expense                   26,034   2.9        21,185    2.4         16,798    2.0        15,266    1.9        15,107   1.9
-----------------------------------------------------------------------------------------------------------------------------------
Earnings before income taxes      119,076  12.9       107,677   12.6         90,436   11.0        68,640    8.5       114,603  14.5
Income taxes                       38,938   4.2        35,033    4.1         25,748    3.2        24,435    3.0        48,500   6.2
-----------------------------------------------------------------------------------------------------------------------------------
Net earnings                 $     80,138   8.7% $     72,644    8.5%  $     64,688    7.8% $     44,205    5.5% $     66,103   8.3%
                                  ------- -----       -------  -----        -------  -----       -------  -----       ------- -----
Net earnings per common
  share:
    Basic                    $       1.59        $       1.42          $       1.27         $        .86         $       1.27
    Diluted                          1.57                1.40                  1.26                  .85                 1.26
                             ------------------------------------------------------------------------------------------------------

OTHER RELATED DATA
Earnings per common share
  excluding unusual items:
    Basic                    $       1.59        $       1.42          $       1.27         $       1.18         $       1.09
    Diluted                          1.57                1.40                  1.26                 1.17                 1.09

Dividend per common share,
  declared and paid                   .53                 .53                   .52                  .50                  .48
Average shares outstanding:
    Basic                      50,527,998          51,155,000            51,025,542           51,596,964           52,122,538
    Diluted                    51,109,097          51,836,577            51,389,997           51,936,078           52,338,578

Book value per common share  $       8.60        $       7.95          $       7.45         $       6.93         $       6.95
Price range per common share  19.44-27.75         18.72-25.44           15.94-20.69          14.00-20.50          13.06-17.44

Share price at September 30         22.94               20.88                 20.13                16.25                17.44
Research and development
  expenditures                     29,533              29,413                31,510               29,824               28,558
Capital expenditures               62,555              66,063                73,502               59,012               42,562
Depreciation                       41,264              38,011                32,399               29,178               28,206
Amortization                        7,653               6,221                 4,927                4,341                6,435
Total assets                    1,142,708             991,226               887,729              780,472              776,870
Long-term debt                    385,397              291,588               252,526              196,869             160,678
Shareholders' equity              431,582              405,645               380,451              350,966             361,780
Return on average
  shareholders' equity               19.2%                18.4%                 17.5%                12.2%               18.5%
Total debt to total capital          50.8%                45.7%                 41.1%                36.9%               34.3%
Employees                           4,252                4,196                 4,127                4,035               4,104

The 1997 results include a pretax charge of $7.5 million for integrating two divisions.

The 1996 results include pretax charges of $25 million relating to adopting SFAS No. 121 and restructuring costs.

The 1995 results include a net pretax gain of $26.8 million relating to the sale of the Frozen Foods business, the cost of discontinuing a product line and other items.

QUARTERLY DATA
[Dollars in thousands except per share amounts]

[ Unaudited ]                                                                     Earnings         Earnings
                                               Gross              Net            per share         per share
                             Revenue           profit           earnings           basic            diluted
1999
First Quarter               $217,535          $75,688            $16,875            $.33             $.33
Second Quarter               219,914           76,137             19,032             .38              .37
Third Quarter                236,556           81,979             20,726             .41              .41
Fourth Quarter               246,187           86,591             23,505             .47              .46
1998
First Quarter               $208,889          $71,882            $15,271            $.30             $.30
Second Quarter               205,015           72,441             17,354             .34              .33
Third Quarter                214,506           74,994             19,174             .37              .37
Fourth Quarter               228,362           81,407             20,845             .41              .40




COMMON STOCK PRICES AND DIVIDENDS

                                                                        Market price              Dividends
                                                                  High               Low          per share
1999
First Quarter                                                    $27.75            $19.44          $.1325
Second Quarter                                                    27.38             20.00           .1325
Third Quarter                                                     23.63             20.06           .1325
Fourth Quarter                                                    23.56             20.13           .1325
1998
First Quarter                                                    $21.47            $18.72          $.1325
Second Quarter                                                    24.69             20.38           .1325
Third Quarter                                                     25.44             21.88           .1325
Fourth Quarter                                                    24.00             20.06           .1325