Form 10-K, Exhibit 13
period 2000-12-31
UNIVERSAL FOODS CORP
filed 2001-03-28
CIK 310142

                                                                    EXHIBIT 13.1


MANAGEMENT'S ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

Overview

In June 2000, as part of the Company's strategy to focus on faster-growing, more profitable markets, the Company decided to divest the Red Star Yeast business. As the result of this decision, the operating results of the Yeast business are reported separately from continuing operations. The Company completed the sale of Red Star Yeast on February 23, 2001, for a total business value of $122 million. As a result of this transaction, the Company received cash proceeds of $113 million: $4 million received in the third quarter of 2000 and a $109 million transaction in February 2001. The Company also retained assets valued at $9 million under a U.S. government antitrust order. The immediate cash proceeds of $113 million will be used to fund future acquisitions, repurchase stock and pay down debt.

In the fourth quarter of 2000, as part of an ongoing program to reduce costs and increase operating efficiencies, the Company began consolidating facilities and streamlining its workforce. These actions will deliver annualized savings of $10 million starting in 2002, with $4 million anticipated in 2001. In addition, these steps resulted in a special fourth quarter charge of $19 million ($13.3 million after tax, or $0.27 per share). This charge includes $11 million of severance and other employee separation costs associated with the reduction of 200 positions, a $6 million charge related to facility closures and $2 million for other items. Total cash expenditures in connection with these actions will approximate $13 million. The Company has spent $3 million through December 31, 2000, and expects to spend the remainder in 2001.

The Company took actions in 2000 related to postretirement benefits that reduced postretirement costs in the current year, and will result in future annual cost reductions, with approximately $1.0 million anticipated in 2001. These changes are detailed in Note 9 in the accompanying financial statements.

Operating earnings in 2000 reached $131.2 million, compared to $124.3 million in 1999, excluding the special charge of $19 million in 2000. Net earnings were $62.0 million in 2000, compared to $81.8 million in 1999. The earnings reduction primarily reflects the one time special charge for facilities consolidation ($13.3 million after tax), and a $12.0 million reduction in the net earnings reported by the discontinued Yeast business.

2000 vs. 1999 - Continuing Operations

During 2000, the Company integrated its Dehydrated Products division with the Flavor division and restated its reportable segments as the Flavors & Fragrances Group and the Color Group. The merging of Dehydrated with the Flavor & Fragrances Group enhances the Company's product development capabilities and reduces costs.

Revenue for 2000 increased $12.9 million, or 1.6%, to $809.2 million from $796.3 million in 1999. This revenue increase reflects growth in the Color Group of $34.3 million, which resulted from greater sales volume and the acquisition of two color companies, Dr. Marcus GmbH and Monarch Food Colors, L.P. The Flavors & Fragrances Group reported 3.0% lower revenue, as prices for dehydrated products declined industry-wide in 2000. Volumes of dehydrated products increased 10% from 1999, resulting in market share gain. Revenue was significantly affected by unfavorable currency exchange rates, primarily a declining Euro, reducing reported revenue by approximately $31 million. Lower prices for dehydrated products also affected revenue unfavorably; excluding these two factors,

22 SENSIENT 2000 ANNUAL REPORT
reported revenue for 2000 would have increased by 7% over the prior year.

Gross margin was 35.1% in 2000 compared to 33.9% in 1999. Gross margin in the Color Group rose 0.3% from increased sales of higher-margin color products. Gross margin in the Flavors & Fragrances Group increased 0.5% as margins improved in traditional flavors, but were partially offset by reduced margins for dehydrated products.

In 2001, the Company is implementing price increases for dehydrated products. In addition, margins for flavors, fragrances and color products sold in the Asia Pacific region improved in 2000.

                                    [GRAPH]

                               Operating Margins

                          [EXCLUDING SPECIAL CHARGES]

                    96        97        98        99        00

                   12.8%     12.7%     15.0%     15.6%     16.2%

Selling and administrative expenses rose $7.4 million to $153.0 million, a 5.1% increase. The Flavors & Fragrances Group reported a 0.5% decrease and the Color Group reported a 6.8% increase, primarily as a result of acquisitions. Higher intangible amortization expense also increased selling and administrative expenses.

Operating income, excluding special charges in 2000, increased $6.9 million to $131.2 million, or 5.6%. Operating income for the Color Group increased $11.6 million or 19.6% as volumes and margins increased substantially. Operating income for the Flavors & Fragrances Group declined $1.9 million as gains in traditional flavors only partially offset lower operating income from dehydrated products. Excluding the effect on operating income of lower prices for dehydrated products, the Flavors & Fragrances Group operating profit increased by 14% over the prior year. Price increases and continued growth in sales volume should result in future growth of operating income for both Groups.

Interest expense increased $6.7 million to $34.2 million in 2000. The increase was primarily due to additional outstanding borrowings, which were used to fund acquisitions.

The effective tax rate for 2000 was 27.8% compared to 31.3% in 1999. The 2000 tax rate includes the tax benefit from ceasing Dehydrated operations in Ireland, and the 1999 tax rate includes the benefit from settlement of prior years' issues. Excluding the effect of these items, the effective tax rate would have been approximately 31.9% in 2000 and 33.5% in 1999.

Earnings from continuing operations, excluding special charges in 2000, were $69.6 million or $1.42 per share diluted, an increase of 8.4%.

1999 vs. 1998 - Continuing Operations

Revenue for 1999 increased $76.4 million, or 10.6%, to $796.3 million from $719.8 million in 1998. The Color Group revenue increased $59.8 million from volume increases and acquisitions of natural color and cosmetic color businesses. For the Flavors & Fragrances Group, volume was particularly strong in the dairy, beverage and food flavors product categories. Dehydrated products reported increased onion volumes, though garlic volumes declined.

Gross margin was 33.9% in 1999 compared to 34.0% in 1998. The Color Group gross margin declined slightly as the Company modified its product mix. Gross margin for the Flavors & Fragrances Group did not change.

23 SENSIENT 2000 ANNUAL REPORT

Selling and administrative expenses increased $9.0 million to $145.6 million but decreased as a percent of revenue to 18.3% from 19.0%. Selling and administrative expenses as a percent of revenue was lower in the Flavors & Fragrances Group and flat for the Color Group. During 1999, the Company discontinued its frozen vegetable operations in Ireland at a cost of approximately $2.7 million. Corporate expenses fell as increases in intangible amortization expense were offset by a $1.9 million favorable settlement of a previously accrued litigation claim.

Operating income in 1999 increased $16.4 million, or 15.2%, to $124.3 million. Operating income increased $2.4 million, or 3.0%, in the Flavors & Fragrances Group as the traditional flavor business in the U.S. continued to improve and the Group benefited from recent acquisitions. Operating income in the Color Group was $59.4 million in 1999 compared to $48.5 million in 1998, an increase of 22.4%. The increase is the result of increased volumes and lower product costs.

                                    [GRAPH]

                       Capital Expenditures/Depreciation
                   [FROM CONTINUING OPERATIONS, IN MILLIONS]

                     96        97        98        99      00

                    22.7      26.6      30.8      32.7    35.5
                    49.3      54.2      52.5      50.8    45.2

Interest expense increased $5.4 million to $27.4 million in 1999. The increase was caused by additional outstanding borrowings, which were used primarily to fund acquisitions.

The effective income tax rate for 1999 was 31.3% compared to 30.8% in 1998. Both years include the benefits from settlements for prior years' issues that reduced the effective rate 2.2% in 1999 and 1.7% in 1998.

Earnings from continuing operations in 1999 increased $7.1 million to $66.5 million or 12.0%.

Liquidity and Financial Position

Cash provided by operating activities of continuing operations was $75.1 million in 2000, $61.8 million in 1999 and $82.5 million in 1998. Operating cash flow provided the primary source of funds to finance operating needs, capital expenditures and shareholder dividends.

Cash used for investment activities was $90.1 million in 2000, $121.0 million in 1999 and $129.9 million in 1998. Cash used for acquisitions was $50.2 million in 2000 and $58.4 million in 1999. Current year acquisitions included Dr. Marcus GmbH, a manufacturer of natural colors, and Monarch Food Colors, L.P., a color manufacturer for the food, pharmaceutical and cosmetic industries. Capital expenditures totaled $45.2 million in 2000 and $50.8 million in 1999.

Financing activities provided cash of $1.4 million in 2000, $37.8 million in 1999 and $24.1 million in 1998. Net additional borrowings were $56.1 million in 2000 and $89.7 million in 1999. During 2000, the Company entered into a $150 million dual currency revolving loan agreement of which $100 million matures in June 2005 and $50 million matures in June 2001. The Company maintains debt levels considered prudent based on its cash flows, interest coverage and percentage of total debt to total capital. The Company has a share repurchase program under which it is authorized to repurchase up to 5.0 million shares. At December 31, 2000, 2.2 million shares are available under the authorization. During 2000 and 1999, the Company repurchased 2.4 million and 1.5 million shares of treasury stock at a cost of $46.7 million and $31.7 million, respectively.

24 SENSIENT 2000 ANNUAL REPORT

The Company has paid uninterrupted quarterly cash dividends since commencing public trading in its stock more than 36 years ago. In 2000 and 1999, dividends paid per share were $0.53.

The impact of inflation on both the Company's financial position and results of operations has been minimal and is not expected to adversely affect 2001 results.

The Company's financial position remains strong, enabling it to meet cash requirements for operations, capital expansion programs and dividend payments to shareholders.



Market Risk Factors

The Company is exposed to market risks, including changes in interest rates, currency exchange rates and commodity prices. To manage the volatility relating to these exposures on a consolidated basis, the Company nets the exposures to take advantage of natural offset and enters into various derivative transactions for some of the remaining exposures pursuant to the Company's policies covering hedging practices. The financial impacts of these hedging instruments are offset by corresponding changes in the underlying exposures being hedged. The Company does not hold or issue derivative financial instruments for trading purposes.
Note 1 to the Consolidated Financial Statements includes a discussion of the Company's accounting policies for financial instruments.

The Company has performed strongly as a result of its global reach. Because the Company manufactures and sells its products throughout the world, it is exposed to movements in foreign currency exchange rates. The major foreign currency exposures involve the markets in Western Europe, Mexico and Canada. The primary purpose of the Company's foreign currency hedging activities is to protect against the volatility associated with foreign currency sales, purchases of materials and other assets and liabilities created in the normal course of business. The Company utilizes foreign exchange contracts with durations of generally less than 12 months. In addition, the Company enters into forward exchange contracts to hedge intercompany financing transactions and foreign source income. At December 31, 2000 and 1999, unrealized gains and losses on outstanding foreign exchange contracts are not material. At December 31, 2000 and 1999, the potential gain or loss in the fair value of the Company's outstanding foreign exchange contracts, assuming a hypothetical 10% fluctuation in the currencies of such contracts, would be approximately $6.0 million and $6.9 million, respectively. However, it should be noted that any change in the value of the contracts, real or hypothetical, would be significantly offset by an inverse change in the value of the underlying hedged items. In addition, this hypothetical calculation assumes that each exchange rate would change in the same direction relative to the U.S. dollar.

The Company manages its debt structure and interest rate risk through the use of fixed rate and floating rate debt and through the use of derivatives. The Company's primary exposure is to U.S. interest rates. The Company uses interest-rate swaps to hedge its exposure to interest rate changes and also to lower its financial costs. In 2000 and 1999, certain foreign currency interest rate swaps were designated as hedges to the Company's related net foreign investments. At December 31, 2000, no interest rate swaps were outstanding. On January 2, 2001, the Company borrowed 100 million Euros and designated the borrowings as a partial hedge of the Company's Euro net asset position.

25 SENSIENT 2000 ANNUAL REPORT

The following table summarizes the Company's debt obligations at December 31, 2000. The interest rates represent weighted-average rates, with the period-end rate used for the variable rate debt obligations. The fair value of the debt obligations approximated the recorded value as of December 31, 2000. (See Notes 4 and 5 to the Consolidated Financial Statements.)

                                                                           Expected Year of Maturity
                                     -----------------------------------------------------------------------------------------------
Dollars in thousands                      2001         2002           2003           2004          2005     Thereafter      Total
------------------------------------------------------------------------------------------------------------------------------------
Fixed rate                            $   7,800     $  41,862     $  11,799     $  11,663     $   17,774    $  234,043    $ 324,941
Average interest rate                       6.9%          6.9%          6.8%          6.8%           6.7%          6.7%
Variable rate                         $  99,347            --            --            --     $  100,000            --    $ 199,347
Average interest rate                       7.6%           --            --            --            7.6%           --
------------------------------------------------------------------------------------------------------------------------------------

The Company is the purchaser of certain commodities such as corn, soybean meal, and fruits. The Company generally purchases these commodities based upon market prices that are established with the vendor as part of the purchase process. In general, the Company does not use commodity financial instruments to hedge commodity prices due to a high correlation between the commodity cost and the ultimate selling price of the product. On occasion, the Company may enter into non-cancelable contracts, as deemed appropriate, to reduce the effect of price fluctuations on future manufacturing requirements.

Euro Conversion

A single currency, the Euro, was introduced in Europe on January 1, 1999. Of the 15 member countries of the European Union, 11 adopted the Euro as their legal currency on that date. Fixed conversion rates between the national currencies of these 11 countries and the Euro were established on that date. The national currencies are scheduled to remain legal tender as denominations of the Euro during the transition period ending December 31, 2001. During this transition period, parties may settle transactions using either the Euro or a participating country's national currency. At the current time, the Company does not believe that the conversion to the Euro will have a material impact on its business or its financial condition.

Outlook

This report contains forward-looking statements that reflect management's current assumptions and estimates of future economic circumstances, industry conditions, Company performance and financial results. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for such forward-looking statements. A variety of factors could cause the Company's actual results and experience to differ materially from the anticipated results. These factors and assumptions include the pace and nature of new product introductions by the Company's customers; execution of the Company's acquisition program; industry and economic factors related to the Company's domestic and international business; and the outcome of various productivity-improvement and cost-reduction efforts.

26 SENSIENT 2000 ANNUAL REPORT

The Company seeks to increase revenue and profits through a number of strategic actions. Strategies for growth include further development of existing markets and entry into new product and geographic markets. In addition, the Company continues to enhance its technologies and broaden its product base. The Company has built strong relationships with market leaders in each of the industries that it serves by providing superior technical support and service.

The Company continues to seek opportunities to grow in both food and non-food markets. Current non-food applications include cosmetics, personal care products, pharmaceutical ingredients, inks for ink-jet printers and a variety of other products. The Company believes that the technologies of the Color Group provide the greatest opportunities for growth in non-food applications.

The Company completed two acquisitions in 2000 and four acquisitions in 1999. The 2000 acquisition of Dr. Marcus GmbH expanded the Company's natural color capabilities and increased the Company's market position in Germany. The Company also completed the acquisition of Monarch Food Colors, L.P., a color manufacturer for the food, pharmaceutical and cosmetic industries. The 1999 acquisition of Pointing Holdings Ltd. has provided new opportunities for geographic growth. The acquisition of Les Colorants Wackherr provides the Company with an important strategic base and an enhanced line of colors and ingredient systems for the cosmetic industry. The Company continues to broaden its line of natural colors. The acquisition of certain assets of Quimica Universal has enhanced the Company's capabilities in the production of annatto and carminic acid-based products. The acquisition of the natural color business of Nino Fornaciari fu Riccardo S.N.C. broadens and expands the Company's offerings in anthocyanin.

Acquisitions remain an important part of the Company's overall plan for growth. The Company continues to aggressively pursue attractive acquisition opportunities and expects to add additional new businesses during 2001.

27 SENSIENT 2000 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF EARNINGS

In thousands except per share amounts

YEARS ENDED DECEMBER 31,                                                                  2000               1999               1998
------------------------------------------------------------------------------------------------------------------------------------
Revenue                                                                               $809,163           $796,250           $719,808
Cost of products sold                                                                  524,960            526,367            475,330
Selling and administrative expenses                                                    153,010            145,618            136,633
Special charges (see Note 13)                                                           19,000                 --                 --
                                                                                      ----------------------------------------------
Operating income                                                                       112,193            124,265            107,845
Interest expense                                                                        34,165             27,425             21,977
                                                                                      ----------------------------------------------
Earnings from continuing operations before income taxes                                 78,028             96,840             85,868
Income taxes                                                                            21,681             30,329             26,467
                                                                                      ----------------------------------------------
Earnings from continuing operations                                                     56,347             66,511             59,401
Earnings from discontinued operations                                                    3,265             15,250             14,847
Accounting change                                                                        2,431                 --                 --
                                                                                      ----------------------------------------------
Net earnings                                                                          $ 62,043           $ 81,761           $ 74,248
                                                                                      ----------------------------------------------
Basic earnings per share
   Continuing operations                                                              $   1.15           $   1.32           $   1.16
   Discontinued operations                                                                 .07                .30                .29
   Accounting change                                                                       .05                 --                 --
                                                                                      ----------------------------------------------
   Net earnings                                                                       $   1.27           $   1.63           $   1.45
                                                                                      ----------------------------------------------
Diluted earnings per share
   Continuing operations                                                              $   1.15           $   1.31           $   1.14
   Discontinued operations                                                                 .07                .30                .29
   Accounting change                                                                       .05                 --                 --
                                                                                      ----------------------------------------------
   Net earnings                                                                       $   1.26           $   1.61           $   1.43
                                                                                      ----------------------------------------------
Average common shares outstanding - basic                                               48,898             50,296             51,168
                                                                                      ----------------------------------------------
Average common shares outstanding - diluted                                             49,166             50,791             51,883
                                                                                      ----------------------------------------------

See notes to consolidated financial statements.

28 SENSIENT 2000 ANNUAL REPORT

CONSOLIDATED BALANCE SHEETS

Dollars in thousands except per share amounts

DECEMBER 31,                                                                                              2000                 1999
-----------------------------------------------------------------------------------------------------------------------------------
Assets
Current Assets:
   Cash and cash equivalents                                                                       $     3,217          $       114
   Trade accounts receivable less allowance for losses of $2,848 and $4,051                            121,719              139,120
   Inventories                                                                                         235,363              229,203
   Prepaid expenses and other current assets                                                            32,234               26,925
   Deferred income taxes                                                                                16,023               10,311
   Net assets held for sale                                                                             82,842                   --
                                                                                                   --------------------------------
Total current assets                                                                                   491,398              405,673
Other assets                                                                                            63,742               70,571
Intangibles - at cost, less accumulated amortization of $59,675 and
$50,149                                                                                                293,600              271,065
Property, Plant and Equipment:
   Land and buildings                                                                                  162,196              173,537
   Machinery and equipment                                                                             392,065              508,127
                                                                                                   --------------------------------
                                                                                                       554,261              681,664
   Less accumulated depreciation                                                                       238,753              297,260
                                                                                                   --------------------------------
                                                                                                       315,508              384,404
-----------------------------------------------------------------------------------------------------------------------------------
Total assets                                                                                       $ 1,164,248          $ 1,131,713
                                                                                                   --------------------------------

Liabilities and Shareholders' Equity
Current Liabilities:
   Short-term borrowings                                                                           $    99,347          $    77,995
   Accounts payable and accrued expenses                                                               115,615              111,536
   Salaries, wages and withholdings from employees                                                      12,086               14,321
   Income taxes                                                                                         17,284               24,368
   Current maturities of long-term debt                                                                  7,800                9,495
                                                                                                   --------------------------------
Total current liabilities                                                                              252,132              237,715
Deferred income taxes                                                                                   35,707               27,513
Other deferred liabilities                                                                              19,475               20,670
Accrued employee and retiree benefits                                                                   22,735               34,565
Long-term debt                                                                                         417,141              380,378
Commitments and contingencies                                                                               --                   --
Shareholders' Equity:
   Common stock par value $.10 a share, authorized 250,000,000 shares;
     issued 53,954,874 shares                                                                            5,396                5,396
   Additional paid-in capital                                                                           72,870               74,279
   Earnings reinvested in the business                                                                 518,128              482,080
   Treasury stock, 5,403,015 and 4,090,351 shares, respectively, at cost                              (106,472)             (81,046)
   Accumulated other comprehensive income                                                              (70,900)             (47,966)
   Other                                                                                                (1,964)              (1,871)
                                                                                                   --------------------------------
                                                                                                       417,058              430,872
-----------------------------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                                                         $ 1,164,248          $ 1,131,713
                                                                                                   --------------------------------

See notes to consolidated financial statements.

29 SENSIENT 2000 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


Dollars in thousands except per share amounts

                                                              Additional   Earnings reinvested
                                          Common stock   paid-in capital       in the business
---------------------------------------------------------------------------------------------------
Balances at December 31, 1997              $     5,396     $      74,507       $       379,962
Net earnings                                                                            74,248
Currency translation
Total comprehensive income
Cash dividends paid - $.53 a share                                                     (27,155)
Stock options exercised                                             (332)
Benefit plans                                                        441
Restricted stock                                                     128
Other                                                                  7
Purchase of treasury stock
---------------------------------------------------------------------------------------------------
Balances at December 31, 1998                    5,396            74,751               427,055
Net earnings                                                                            81,761
Currency translation
Total comprehensive income
Cash dividends paid - $.53 a share                                                     (26,735)
Stock options exercised                                             (428)
Benefit plans                                                       (154)
Restricted stock                                                     106
Other                                                                  4                    (1)
Purchase of treasury stock
---------------------------------------------------------------------------------------------------
Balances at December 31, 1999                    5,396            74,279               482,080
Net earnings                                                                            62,043
Currency translation
Total comprehensive income
Cash dividends paid - $.53 a share                                                     (25,997)
Stock options exercised                                           (1,931)
Benefit plans                                                        493
Restricted stock                                                      31
Other                                                                 (2)                    2
Purchase of treasury stock
---------------------------------------------------------------------------------------------------
Balances at December 31, 2000              $     5,396     $      72,870       $       518,128
---------------------------------------------------------------------------------------------------

See notes to consolidated financial statements

30 SENSIENT 2000 ANNUAL REPORT

                                               Treasury stock                  Unearned      Accumulated other             Total
                                          -------------------------          portion of          comprehensive     comprehensive
                                           Shares          Amount      restricted stock                 income            income
--------------------------------------------------------------------------------------------------------------------------------
Balances at December 31, 1997             3,057,544    $   (52,301)        $       (898)           $   (28,144)
Net earnings                                                                                                         $    74,248
Currency translation                                                                                    (8,983)           (8,983)
                                                                                                                     -----------
Total comprehensive income                                                                                           $    65,265
                                                                                                                     -----------
Cash dividends paid - $.53 a share
Stock options exercised                    (863,441)        14,940
Benefit plans                              (125,956)         2,197
Restricted stock                            (39,200)           734                 (539)
Other                                         8,704           (238)
Purchase of treasury stock                  906,200        (21,379)
--------------------------------------------------------------------------------------------------------------
Balances at December 31, 1998             2,943,851        (56,047)              (1,437)               (37,127)
Net earnings                                                                                                         $    81,761
Currency translation                                                                                   (10,839)          (10,839)
                                                                                                                     -----------
Total comprehensive income                                                                                           $    70,922
                                                                                                                     -----------
Cash dividends paid - $.53 a share
Stock options exercised                    (118,967)         2,229
Benefit plans                              (193,660)         3,822
Restricted stock                            (39,000)           769                 (434)
Other                                         5,627           (111)
Purchase of treasury stock                1,492,500        (31,708)
--------------------------------------------------------------------------------------------------------------
Balances at December 31, 1999             4,090,351        (81,046)              (1,871)               (47,966)
Net earnings                                                                                                         $    62,043
Currency translation                                                           ( 22,934)                                 (22,934)
                                                                                                                     -----------
Total comprehensive income                                                                                           $    39,109
                                                                                                                     -----------
Cash dividends paid - $.53 a share
Stock options exercised                    (722,654)        14,126
Benefit plans                              (348,441)         6,865
Restricted stock                            (21,000)           445                  (93)
Other                                         5,859           (113)
Purchase of treasury stock                2,398,900        (46,749)
--------------------------------------------------------------------------------------------------------------
Balances at December 31, 2000             5,403,015    $  (106,472)        $     (1,964)           $   (70,900)
--------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements

31 SENSIENT 2000 ANNUAL REPORT

Consolidated Statements of Cash Flows

Dollars in thousands

YEARS ENDED DECEMBER 31,                                                  2000         1999         1998
-----------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities
Earnings from continuing operations                                    $  56,347    $  66,511    $  59,401
Adjustments to arrive at net cash provided
   by operating activities:
     Depreciation and amortization                                        45,554       40,804       37,039
     Special charges                                                      19,000           --           --
     Gain on sale of assets                                               (4,211)          --       (3,277)
     Changes in operating assets and liabilities (net of effects from acquisition of businesses):
         Trade accounts receivable                                        (4,002)     (10,220)      (4,399)
         Inventories                                                     (17,363)     (17,890)      (7,920)
         Prepaid expenses and other assets                                (7,357)      (2,052)      (4,005)
         Accounts payable and accrued expenses                            (7,595)     (16,562)     (18,220)
         Salaries, wages and withholdings from employees                    (621)      (1,866)       2,044
         Income taxes                                                     (7,672)      (3,817)      12,510
         Deferred income taxes                                             4,829       10,190        9,535
         Other liabilities                                                (1,818)      (3,268)        (214)
-----------------------------------------------------------------------------------------------------------
Net cash provided by operating activities of continuing operations        75,091       61,830       82,494
Net cash provided by operating activities of discontinued operations      16,554       21,256       22,573
-----------------------------------------------------------------------------------------------------------
                                                                          91,645       83,086      105,067
                                                                       ------------------------------------
Cash Flows from Investing Activities
Acquisition of property, plant and equipment                             (55,525)     (61,662)     (62,487)
Acquisition of businesses - net of cash acquired                         (50,190)     (58,361)     (68,670)
Proceeds from sale of assets                                              11,681        4,465        6,656
Decrease (increase) in other assets                                        3,951       (5,476)      (5,410)
-----------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                    (90,083)    (121,034)    (129,911)
                                                                       ------------------------------------
Cash Flows from Financing Activities
Proceeds from additional borrowings                                      131,337      259,359       55,191
Reduction in debt                                                        (75,188)    (169,628)       2,365
Purchase of treasury stock                                               (47,531)     (30,505)     (21,379)
Dividends                                                                (25,997)     (26,735)     (27,155)
Proceeds from options exercised and other equity transactions             18,776        5,281       15,115
-----------------------------------------------------------------------------------------------------------
Net cash provided by financing activities                                  1,397       37,772       24,137
                                                                       ------------------------------------
Effect of exchange rate changes on cash and cash equivalents                 144         (118)        (628)
-----------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                       3,103         (294)      (1,335)
Cash and cash equivalents at beginning of year                               114          408        1,743
-----------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                               $   3,217    $     114    $     408
                                                                       ------------------------------------
Cash paid during the year for:
   Interest                                                            $  33,054    $  25,172    $  22,703
   Income taxes                                                           28,349       29,803        9,758
Liabilities assumed in acquisitions                                        1,841       34,868           --
-----------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

32 SENSIENT 2000 ANNUAL REPORT

Notes to Consolidated Financial Statements

Tabular amounts in thousands except per share data
Years ended December 31, 2000, 1999 and 1998

                  Summary of Significant Accounting Policies

Principles of Consolidation The consolidated financial statements include the accounts of Universal Foods Corporation d/b/a Sensient Technologies Corporation and its subsidiaries (the "Company"). All significant intercompany accounts and transactions are eliminated.

Fiscal Year and Name Change During 2000, the Company changed its name to Sensient Technologies Corporation. In addition, the Company's fiscal year was changed from September 30 to December 31. The Company's financial statements have been restated on a calendar year basis.

Use of Estimates The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

Revenue Recognition The Company recognizes revenue upon shipment of goods to customers.

In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"). The Company adopted SAB 101 in the fourth quarter of 2000. Adoption of this standard did not have a material impact on the Company's financial statements.

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

Intangibles The excess cost over net assets of businesses acquired and other intangibles are amortized using the straight-line method over primarily 40 years.

Impairment of Long-lived Assets The Company reviews long-lived assets for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. The Company performs undiscounted cash flow analyses to determine if an impairment exists. If an impairment is determined to exist, any related impairment loss is calculated based on discounted operating cash flows.

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

Foreign Currency Contracts The Company enters into forward and swap contracts to hedge transactions denominated in foreign currencies in order to reduce the currency risk associated with fluctuating exchange rates. Such contracts are

33 SENSIENT 2000 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2000, 199 and 1998

used primarily to hedge certain intercompany cash flows, purchases of certain raw materials and finished goods, for payments arising from certain foreign currency denominated obligations and to hedge net assets in foreign subsidiaries. Realized and unrealized gains and losses from instruments qualifying as hedges are deferred as part of the cost basis of the underlying transaction. Realized and unrealized gains and losses from foreign currency contracts used as economic hedges but not qualifying for hedge accounting are recognized currently as income or expense.

Translation of Foreign Currencies For all significant foreign operations, the functional currency is the local currency. Assets and liabilities of foreign operations are translated into United States dollars at current exchange rates. Income and expense accounts are translated into United States dollars at average exchange rates prevailing during the year. Adjustments resulting from the translation of assets and liabilities to U.S. dollars are included as foreign currency translation adjustments in shareholders' equity. Transaction gains and losses are included in earnings for the period.

Stock-Based Compensation The Company accounts for its stock-based compensation plans using the intrinsic value-based method in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees".

Earnings Per Share The difference between basic and diluted earnings per share is the dilutive effect of stock options and restricted stock. All earnings per share amounts are presented on a diluted basis unless otherwise noted.

Research and Development Research and development costs are charged to selling and administrative expenses in the year they are incurred. Research and development costs related to continuing operations were $18,294,000, $18,245,000 and $17,055,000 for the years ended December 31, 2000, 1999 and 1998, respectively.

New Pronouncements In June 1998, the Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement, as subsequently amended, was adopted effective January 1, 2001. The Company evaluated the impact of this statement and has concluded that its adoption will not have a material impact on the Company's financial statements.


                                 Acquisitions

During 2000, the Company acquired two businesses for cash of $49,425,000. The preliminary allocation of purchase price resulted in goodwill of $43,505,000 which is being amortized on the straight-line method over 40 years. Acquisitions made during 2000 were Dr. Marcus GmbH, a leading manufacturer of natural colors; and Monarch Food Colors, L.P., a color manufacturer for the food, pharmaceutical and cosmetic industries.

During 1999, the Company acquired businesses for a total of $93,205,000. The allocations of purchase price resulted in goodwill of $73,594,000 which is being amortized on the straight-line method over 40 years. Acquisitions made during 1999 include Les Colorants Wackherr, a manufacturer of colors and ingredients for the cosmetic industry, and Pointing Holdings Ltd., primarily a manufacturer of food colors. The Company also made other smaller acquisitions during the year.

During 1998, the Company acquired four businesses for cash of $69,459,000. The allocations of purchase price resulted in goodwill of $46,931,000 which is being amortized on the straight-line method over 40 years. The businesses acquired were Arancia Ingredientes Especiales, S.A. de C.V., a manufacturer of savory flavors and other food ingredients, DC Flavours Ltd., a manufacturer of savory flavors and seasonings, Sundi GmbH, a German flavor manufacturer, and Reggiana Antociani S.R.L., a manufacturer of natural colors for the food and beverage industries.

34 SENSIENT 2000 ANNUAL REPORT

The above acquisitions have been accounted for as purchases and, accordingly, their results of operations have been included in the financial statements since their respective dates of acquisition. On an unaudited pro-forma basis, the effects of the acquisitions were not significant to the Company's results of operations.

                                       3

                                  Inventories

Inventories include finished and in-process products totaling $157,680,000 and $154,261,000 at December 31, 2000 and 1999, respectively, and raw materials and supplies of $77,683,000 and $74,942,000 at December 31, 2000 and 1999,
respectively.

                                     Debt

Long-term debt consists of the following obligations at December 31:

                                                           2000       1999
-----------------------------------------------------------------------------
9.06% senior notes due
   through July 2004                                      $ 24,000   $ 29,000
7.59% senior notes due
   through December 2008                                    30,000     30,000
7.06% senior notes due
   through December 2002                                    30,000     30,000
6.99% senior notes due
   through December 2007                                    40,000     40,000
6.77% senior notes due
   through January 2010                                     15,000     15,000
6.70% senior notes
   repaid in 2000                                               --     20,000
6.68% senior notes due
   through January 2011                                     15,000     15,000
6.38% senior notes
   repaid in 2000                                               --     20,000
6.60% notes due
   April 2009                                              149,026    148,940
Commercial paper and
   other short-term notes                                  100,000         --
Various other notes                                        21,915      41,933
                                                          -------------------
                                                           424,941    389,873

    Current maturities                                       7,800      9,495
-----------------------------------------------------------------------------
    Total long-term debt                                  $417,141   $380,378
                                                          -------------------

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

The Company has a $150 million dual-currency revolving loan agreement with a group of five banks, of which $100 million matures in June 2005 and $50 million matures in June 2001. Interest rates are determined based upon the LIBOR rate plus margin. A facility fee is payable on the total amount of the commitment.

At December 31, 2000, $100 million of short-term borrowings were classified as long-term debt reflecting the Company's intent and ability, through the revolving loan agreement, to refinance these borrowings.

The Company issues short-term commercial paper obligations supported by committed lines of credit included in the revolving loan agreement. The Company also issues other short-term notes. At December 31, 2000, the Company had $17.5 million available under the revolving loan agreement and $54 million available under uncommitted lines of credit from several banks.

The aggregate amounts of maturities on long-term debt each year for the five years subsequent to December 31, 2000 are as follows: 2001, $7,800,000; 2002, $41,862,000; 2003, $11,799,000; 2004, $11,663,000; and 2005, $117,774,000.

Substantially all of the senior loan agreements contain restrictions concerning interest coverage, borrowings, investments and tangible net worth amounts. Earnings reinvested of $60,728,000 at December 31, 2000 were unrestricted.

35 SENSIENT 2000 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2000, 1999 and 1998

Short-term borrowings consist of commercial paper, uncommitted loans and loans to foreign subsidiaries denominated in local currencies which are borrowed under various foreign uncommitted lines of credit. The weighted average interest rates on short-term borrowings including amounts reclassified to long-term debt were 7.57% and 6.40% at December 31, 2000 and 1999, respectively.

On January 2, 2001, the Company entered into a revolving credit line that allows it to borrow up to 100 million Euros through December 31, 2001. The interest rates are determined based upon the Euribor rate plus margin. On January 2, 2001, the Company borrowed 100 million Euros and repaid domestic short-term borrowings. This Euro obligation has been designated as a partial hedge of the Company's Euro net asset position.


                   Financial Instruments and Risk Management

Foreign Currency Contracts The Company uses forward exchange contracts to reduce the effect of fluctuating foreign currencies on short-term foreign currency-denominated intercompany transactions and other known foreign currency exposures. At December 31, 2000 and 1999, the Company had forward exchange contracts, generally with maturities of one year or less, of $83,130,000 and $87,744,000, respectively.

The Company had foreign currency and related interest rate swap agreements which were executed to reduce the Company's borrowing costs and serve as hedges of the Company's net assets in foreign subsidiaries, denominated in Euros. As of December 31, 2000, no swap agreements were outstanding. At December 31, 1999, the notional principal amount of these agreements was $90,175,000. The notional amount is used to calculate interest payments which are exchanged over the life of the swap transaction and is equal to the amount of foreign currency or dollar principal exchanged at maturity.

Concentrations of Credit Risk Counterparties to currency exchange and interest rate swap contracts consist of large major international financial institutions. The Company continually monitors its positions and the credit ratings of the counterparties involved and limits the amount of credit exposure to any one party. While the Company may be exposed to potential losses due to the credit risk of non-performance by these counterparties, losses are not anticipated.Concentrations of credit risk with respect to accounts receivable are limited due to the large number of customers, generally short payment terms, and their dispersion across geographic areas.

Fair Values The carrying amount of cash and cash equivalents, trade receivables, financial instruments, accounts payable, accrued expenses and short-term borrowings approximated fair value as of December 31, 2000 and 1999.

The fair value of the Company's long-term debt, including current maturities, is estimated using discounted cash flows based on the Company's current incremental borrowing rates for similar types of borrowing arrangements. The fair value at December 31, 2000 and 1999 was approximately $412,271,000 and $365,214,000, respectively.

                             Shareholders' Equity

On April 9, 1998, the Company declared a 2-for-1 stock split in the form of a 100% stock dividend, which was distributed on May 22, 1998, to shareholders of record on May 6, 1998.

On June 25, 1998, the Board of Directors declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock, par value of $.10 per share, of the Company. The dividend was paid on August 6, 1998, to the shareholders of record on that date. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Participating Cumulative

36 SENSIENT 2000 ANNUAL REPORT

Preferred Stock, without par value (the "Preferred Share"), of the Company at a price of $125 per one one-thousandth of a Preferred Share, subject to adjustment. The Right becomes exercisable and tradable ten days after a person or group acquires 20% or more, or makes an offer to acquire 20% or more of the Company's outstanding common stock. When exercisable, each Right entitles the holder to purchase $250 worth of Company common stock for $125. Further, upon the occurrence of a merger or transfer of more than 50% of the Company's assets, the Right entitles the holder to purchase common stock of an acquiring company having a market value equivalent to two times the exercise price of the Right. At no time does the Right have any voting power. The Right is subject to redemption by the Company's Board of Directors for $.01 per Right at any time prior to the date on which a person or group acquires beneficial ownership of 20% or more of the Company's common stock. The Rights expire on September 30, 2008. The Rights replace rights issued under a prior rights plan, which were redeemed on August 6, 1998.

The Company is authorized to issue 250,000 shares of cumulative preferred stock, of which 100,000 shares are classified as Series A Participating Cumulative Preferred Stock and were initially reserved for issuance under the Rights plan.


                                  Stock Plans

Under the 1998 Stock Option Plan, up to 2,400,000 shares of common stock are available for awards, of which no more than 600,000 shares may be restricted stock. The Company may also issue up to 2,400,000 shares of common stock pursuant to the exercise of stock options or the grant of restricted stock under the 1994 Employee Stock Plan. Under the 1994 Plan, up to 500,000 shares may be awarded as restricted stock. Generally, stock options become exercisable over a three year vesting period and expire 10 years from the date of grant. Awarded shares of restricted stock become freely transferable at the end of five years. During the period of restriction, the employee has voting rights and is entitled to receive all dividends and other distributions paid with respect to the stock. The 1994 Plan also authorizes the grant of up to 800,000 stock appreciation rights in connection with stock options.

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

                              2000          1999         1998
---------------------------------------------------------------
Pro forma
  net earnings              $ 60,542      $ 79,856     $ 72,682
Pro forma
  net earnings per
  common share:
   Basic                    $   1.24      $   1.59     $   1.42
   Diluted                      1.23          1.57         1.40

The weighted-average fair value per share of options granted was $7.06 in 2000, $6.25 in 1999 and $4.84 in 1998.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

                               2000          1999         1998
---------------------------------------------------------------
Dividend yield                  2.3%          2.6%         1.9%
Volatility                     36.1%         24.0%        19.0%
Risk-free interest rate         5.0%          6.4%         4.6%
Expected term (years)           6             6            6


37 SENSIENT 2000 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2000, 1999 and 1998


The changes in outstanding stock options during the three years ended December 31, 2000 are summarized below:

                                           Shares           Weighted
                                  ---------------------
                                  Outstanding                average
                                      options Available        price
--------------------------------------------------------------------
Balances at
  December 31, 1997                     3,708       559    $   16.42
   Authorized under the 1998 Plan                 2,400
   Granted                                600      (600)       21.38
   Restricted stock                        --       (42)       21.56
   Exercised                             (916)       --        15.15
   Cancelled                             (130)      130        18.25
--------------------------------------------------------------------
Balances at
  December 31, 1998                     3,262     2,447        17.62
   Granted                                618      (618)       22.70
   Restricted stock                        --       (39)       22.19
   Exercised                             (168)       --        15.65
   Cancelled                              (35)       35        21.35
--------------------------------------------------------------------
Balances at
  December 31, 1999                     3,677     1,825        18.53
   Granted                                693      (693)       20.60
   Restricted stock                        --       (41)       22.00
   Exercised                             (783)       --        16.28
   Cancelled                             (219)      219        21.30
--------------------------------------------------------------------
Balances at
  December 31, 2000                     3,368     1,310    $   19.30
                                  ----------------------------------

                                                            Weighted
                                                  Options    average
                                              exercisable      price
--------------------------------------------------------------------
December 31, 1998                                   2,111     $16.45
December 31, 1999                                   2,527     $17.09
December 31, 2000                                   2,226     $18.25

The following summarizes information concerning currently outstanding and exercisable options:

                                           Range of exercise price
                                        ----------------------------
                                        $14.12-   $17.26-     $20.38-
                                         17.25-    20.37-      23.50-
--------------------------------------------------------------------
Number outstanding                       1,154       798       1,416
Weighted average
  remaining contractual
  life, in years                           4.4       6.3         8.6
Weighted average
  exercise price                        $16.09    $19.03      $22.06
--------------------------------------------------------------------
Number exercisable                       1,154       547         525
Weighted average
  exercise price                        $16.09    $19.33      $21.87


                               Retirement Plans

The Company provides benefits under defined contribution plans including a savings plan and an ESOP. The savings plan covers substantially all domestic salaried and certain non-union hourly employees and provides for matching contributions up to 4% of each employee's salary. The ESOP covers substantially all domestic employees not covered by a defined benefit plan and provides for contributions based on a percentage (6% each of the last three years) of each employee's compensation. Total expense related to continuing operations for the Company's defined contribution plans was $6,402,000, $6,170,000 and $5,916,000 in 2000, 1999 and 1998, respectively.


                         Other Postretirement Benefits

The Company provides certain health insurance benefits to eligible retirees and their dependents. Effective January 1, 2000 the Company began amortizing unrecognized net actuarial gains over a five year period. Prior to 2000, net actuarial gains were amortized over the average remaining service lives of active employees of approximately 19 years. The new method is preferable because it accelerates recognition of events that have already occurred. The cumulative effect of this change was a pre-tax credit of $3,953,000. The proforma retroactive effect of this change is not material.

During the fourth quarter of 2000, the Company amended the plan to require future retirees to pay 100% of the cost of health care coverage. This amendment resulted in a curtailment gain of $4,251,000 relating to continuing operations and $2,459,000 relating to discontinued operations. The net unrecognized prior service cost will be amortized over the estimated remaining lives of the retirees. These changes will reduce costs by approximately $1,000,000 in 2001. The Company funds benefit costs on a pay-as-you-go basis.

                                                 SENSIENT 2000 ANNUAL REPORT  38

The funded status of the postretirement benefit plan at December 31 was:

                              2000        1999
----------------------------------------------
Benefit obligation at
  beginning of year       $ 12,961    $ 13,216
Service cost                   381         415
Interest cost                  902         865
Plan amendment              (7,808)         --
Benefits paid                 (497)     (1,104)
Actuarial gain                 (11)       (431)
----------------------------------------------
Benefit obligation at
  end of year                5,928      12,961
Plan assets                     --          --
----------------------------------------------
Funded status               (5,928)    (12,961)
Unrecognized prior
  service cost (credit)     (7,808)     (7,258)
Unrecognized net
  actuarial gain            (5,980)    (10,886)
----------------------------------------------
Net amount recognized     $(19,716)   $(31,105)
                          --------------------

Components of net periodic benefit cost for continuing operations were:


                              2000       1999       1998
--------------------------------------------------------
Service cost               $   253    $   275    $   292
Interest cost                  526        498        580
Amortization of
  prior service cost          (343)      (343)      (343)
Curtailment                 (4,251)        --         --
Recognized
  actuarial gain              (674)      (295)      (267)
--------------------------------------------------------
Postretirement
  benefit expense          $(4,489)   $   135    $   262
                           -----------------------------

The weighted average discount rates used in determining the accumulated postretirement benefit obligation at December 31, 2000 and 1999 were 7.50% and 7.25%, respectively. The health care cost trend rates were assumed to be 7.00% in 2000 and 7.75% in 1999, gradually declining to 5.5% by the year 2002 and remaining at that level thereafter.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A one percentage point change in assumed health care cost trend rates would have the following effects:

                                 1%              1%
                              increase        decrease
------------------------------------------------------
Effect on total of service and
  interest cost components       $  99           $ (92)
Effect on postretirement
  benefit obligation               302            (283)

                                 Income Taxes

The provision for income taxes for continuing operations is as follows:

                          2000        1999       1998
-----------------------------------------------------
Currently payable:
  Federal             $  2,603    $  7,292   $ 10,020
  State                  1,152       2,212      2,440
  Foreign               16,659      12,462      7,296
Deferred (benefit):
  Federal                3,932       6,308      5,976
  State                    534         988        936
  Foreign               (3,199)      1,067       (201)
-----------------------------------------------------
                      $ 21,681    $ 30,329   $ 26,467
                      -------------------------------

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities consist of the following:

                                                      2000        1999
----------------------------------------------------------------------
Deferred tax assets:
  Benefit plans                                   $(12,841)   $(16,988)
  Liabilities and reserves                          (8,922)     (4,875)
  Foreign operating loss
   carryovers                                      (11,586)    (17,551)
  Other                                             (5,207)         --
                                                  --------------------
  Gross deferred tax assets                        (38,556)    (39,414)
  Valuation allowance                               12,364      14,307
                                                  --------------------
  Total deferred tax assets                        (26,192)    (25,107)
                                                  --------------------
Deferred tax liabilities:
  Property, plant and
   equipment                                        29,283      23,219
  Other                                             16,593      19,090
                                                  --------------------
  Total deferred tax liabilities                    45,876      42,309
                                                  --------------------
Net deferred tax liabilities                      $ 19,684    $ 17,202
                                                  --------------------

                                                 SENSIENT 2000 ANNUAL REPORT  39

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2000, 1999 and 1998


At December 31, 2000 foreign operating loss carryovers were $37,692,000. Included in the total are losses of $10,982,000 that expire through 2010 and $26,710,000 that do not expire.

The effective tax rate for continuing operations differs from the statutory federal income tax rate of 35% as described below:

                              2000       1999       1998
--------------------------------------------------------
Taxes at statutory rate       35.0%      35.0%      35.0%
State income taxes,
  net of federal
  income tax benefit           1.9        2.1        2.6
Tax credits                   (6.4)      (4.9)      (4.7)
Foreign tax rate               2.8        1.1       (0.5)
Tax benefit of
  business closure            (4.1)        --         --
Settlements of prior
  years' issues                 --       (2.2)      (1.7)
Other, net                    (1.4)       0.2        0.1
--------------------------------------------------------
Effective tax rate            27.8%      31.3%      30.8%
                              --------------------------

The effective tax rates would have been 31.9%, 33.5% and 32.5% in 2000, 1999, and 1998, respectively, excluding the tax benefit of business closure and favorable impact of prior year settlements.

Earnings from continuing operations, before income taxes, are summarized as follows:

                   2000      1999      1998
-------------------------------------------
United States   $45,730   $61,236   $64,449
Foreign          32,298    35,604    21,419
-------------------------------------------
                $78,028   $96,840   $85,868
                ---------------------------

Domestic income taxes have not been provided on undistributed earnings of foreign subsidiaries which are considered to be permanently invested. If undistributed foreign earnings were to be remitted, foreign tax credits would substantially offset any resulting domestic tax liability.


                                      11
                      Segment and Geographic Information

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on operating income of the respective business units before goodwill amortization, interest expense and income taxes. Total revenue and operating income by business segment and geographic region include both sales to customers, as reported in the Company's statements of earnings, and intersegment sales, which are accounted for at prices which approximate market prices and are eliminated in consolidation. Corporate and other revenue consist primarily of flavor, fragrances and color products sold by the Asia Pacific division.

Assets by business segment and geographic region are those assets used in the Company's continuing operations in each segment and geographic region. Corporate and other assets consist primarily of property, investments and goodwill. Capital expenditures are reported exclusive of discontinued operations and acquisitions.

Segment Information The Company's operations, except for the Asia Pacific division, are managed on a products and services basis. During 2000 the Company decided to dispose of its Yeast business (see Note 12) and integrate its Dehydrated Products division with the Flavor division. As a result of these changes the reportable segments were changed to Flavors & Fragrances and Color. The Company's Flavors & Fragrances segment produces flavor and fragrance products that impart a desired taste or smell to a broad range of consumer products. The Color segment produces color products which are used by manufacturers of various food and other consumer products.

                                                 SENSIENT 2000 ANNUAL REPORT  40

                                               Flavors &                          Corporate
                                              Fragrances            Color         and Other       Consolidated
--------------------------------------------------------------------------------------------------------------
1998
Revenue from external customers               $  493,004       $  182,197        $   44,607         $  719,808
Intersegment revenue                              19,577            7,335                --             26,912
                                              ----------------------------------------------------------------
Total revenue                                    512,581          189,532            44,607            746,720
                                              ----------------------------------------------------------------
Operating income (loss)                           80,085           48,504           (20,744)           107,845
Interest expense                                      --               --            21,977             21,977
                                              ----------------------------------------------------------------
Earnings (loss) before income taxes               80,085           48,504           (42,721)            85,868
                                              ----------------------------------------------------------------
Assets                                           438,879          160,812           291,020            890,711
Capital expenditures                              39,592            9,836             3,077             52,505
Depreciation and amortization                     21,475            7,095             8,469             37,039

1999
Revenue from external customers               $  509,721       $  237,016        $   49,513         $  796,250
Intersegment revenue                              17,473           12,315                --             29,788
                                              ----------------------------------------------------------------
Total revenue                                    527,194          249,331            49,513            826,038
                                              ----------------------------------------------------------------
Operating income (loss)                           82,501           59,363           (17,599)           124,265
Interest expense                                      --               --            27,425             27,425
                                              ----------------------------------------------------------------
Earnings (loss) before income taxes               82,501           59,363           (45,024)            96,840
                                              ----------------------------------------------------------------
Assets                                           444,010          222,170           362,613          1,028,793
Capital expenditures                              31,380           12,359             7,081             50,820
Depreciation and amortization                     21,535            8,756            10,513             40,804

2000
Revenue from external customers               $  488,976       $  263,813        $   56,374         $  809,163
Intersegment revenue                              22,148           19,838                --             41,986
                                              ----------------------------------------------------------------
Total revenue                                    511,124          283,651            56,374            851,149
                                              ----------------------------------------------------------------
Operating income (loss)                           80,598           70,986           (39,391)           112,193
Interest expense                                      --               --            34,165             34,165
                                              ----------------------------------------------------------------
Earnings (loss) before income taxes               80,598           70,986           (73,556)            78,028
                                              ----------------------------------------------------------------
Assets                                           451,547          235,383           394,476          1,081,406
Capital expenditures                              26,546           12,834             5,819             45,199
Depreciation and amortization                     23,117            9,712            12,725             45,554
Special charges                                       --               --            19,000             19,000

Geographic Information The Company has manufacturing plants or sales offices in North and South America, Europe, Asia, Australia and Africa.

                         2000       1999       1998
---------------------------------------------------
Revenue from
external customers
U.S.A                $407,329   $401,405   $392,178
Europe                204,452    208,913    156,798
Asia Pacific           65,708     57,946     51,681
Other                 131,674    127,986    119,151
---------------------------------------------------
Consolidated         $809,163   $796,250   $719,808
                     ------------------------------
Long-lived assets
U.S.A                $306,311   $292,563   $274,614
Europe                281,638    269,751    201,850
Asia Pacific           11,829     11,588      7,968
Other                  73,072     72,761     64,895
---------------------------------------------------
Consolidated         $672,850   $646,663   $549,327
                     ------------------------------

                                                 SENSIENT 2000 ANNUAL REPORT  41

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2000, 1999 and 1998

                                      12
                            Discontinued Operations

In June 2000, the Company's Board of Directors approved a plan to dispose of the operations of its Yeast business. Accordingly, the operating results of the Yeast business have been reported separately from continuing operations and reported as a separate line item on the statement of earnings. The Company has also restated its prior statements of earnings to present the earnings of the Yeast business as a discontinued operation.

Summarized financial information for the discontinued operation is as follows:

                      2000       1999       1998
------------------------------------------------
Revenue           $120,232   $141,291   $145,610
Earnings before
  income taxes       5,264     24,597     23,947
Income taxes         1,999      9,347      9,100
------------------------------------------------
Earnings from
  discontinued
  operations      $  3,265   $ 15,250   $ 14,847
                  ------------------------------

The 2000 earnings before income taxes includes $2,400,000 of legal and other costs relating to the sale of the business and a credit of $2,459,000 from the curtailment of postretirement health care benefits (see Note 9.)

Earnings from July 1, 2000 to December 31, 2000 were $2,188,000. The effective tax rates for all years presented is higher than the statutory rate of 35% because of state income taxes.

The assets and liabilities of the Yeast business at December 31, 2000 have been reflected as a net current asset and are reported as a separate line item on the balance sheet. On February 23, 2001 the Company completed the sale of substantially all of its Yeast business for approximately $113 million in cash, of which $4 million was received in August 2000.

The components of net assets held for sale at December 31, 2000 are as follows:

Current assets                  $20,130
Total assets                     95,018
---------------------------------------
Current liabilities              12,176
---------------------------------------
Net assets held for sale        $82,842
                                -------

                                      13
                                Special Charges

The Company recorded special charges of $19,000,000 ($13,300,000 after tax, $0.27 per share) in 2000 related primarily to a facilities consolidation plan which will achieve manufacturing efficiencies in both the flavor and color businesses. In addition, this charge includes non-recurring items such as name and fiscal year change costs and severance costs incurred in 2000. The $19,000,000 charge includes $11,000,000 of severance and other employee separation costs associated with a workforce reduction of approximately 200 employees, a $6,000,000 impairment charge related to facility closures, and $2,000,000 of other items. The cost savings resulting from this plan are expected to be recognized beginning in 2001.

Total cash expenditures in connection with these actions will approximate $13,000,000. The Company has spent $3,000,000 through December 31, 2000 and expects to spend the remainder in 2001.


                                      14
                                 Contingencies

The Company is involved in various claims and litigation arising in the normal course of business. In the opinion of management and Company counsel, the ultimate resolution of these actions will not materially affect the consolidated financial position, results of operations or cash flows of the Company.

                                                 SENSIENT 2000 ANNUAL REPORT  42

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

Years ended December 31, 2000, 1999 and 1998

The management of Sensient Technologies Corporation is responsible for preparation of the financial statements and other financial information included in this annual report. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

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

/s/ Kenneth P. Manning

Kenneth P. Manning
Chairman, President and Chief Executive Officer

/s/ Richard F. Hobbs

Richard F. Hobbs
Vice President and Chief Financial Officer


INDEPENDENT AUDITORS' REPORT

To the Shareholders and Board of Directors of Sensient Technologies Corporation:

We have audited the accompanying consolidated balance sheets of Universal Foods Corporation, d/b/a Sensient Technologies Corporation, and subsidiaries (the "Company") as of December 31, 2000 and 1999, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2000 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 9 to the Consolidated Financial Statements, effective January 1, 2000, the Company changed its method of amortizing unrecognized net gains and losses related to the Company's obligation for postretirement benefits.


/s/ Deloitte & Touche LLP

Milwaukee, Wisconsin
February 23, 2001

                                                 SENSIENT 2000 ANNUAL REPORT  43

FIVE YEAR REVIEW

Dollars in thousands except per share data                                      2000
-------------------------------------------------------------------------------------------------
Summary of Operations
Revenue                                                           $   809,163               100.0%
Cost of products sold                                                 524,960                64.9
Selling and administrative expenses                                   153,010                18.9
Special charges                                                        19,000                 2.3
-------------------------------------------------------------------------------------------------
Operating income                                                      112,193                13.9
Interest expense                                                       34,165                 4.3
-------------------------------------------------------------------------------------------------
Earnings from continuing operations before income taxes                78,028                 9.6
Income taxes                                                           21,681                 2.6
-------------------------------------------------------------------------------------------------
Earnings from continuing operations                                    56,347                 7.0
Earnings from discontinued operations                                   3,265                 0.4
Accounting change                                                       2,431                 0.3
-------------------------------------------------------------------------------------------------
Net earnings                                                      $    62,043                 7.7%
                                                                  -------------------------------

Net earnings per share:
   Basic earnings per share
     Continuing operations before accounting change               $      1.15
     Discontinued operations                                              .07
     Accounting change                                                    .05
-------------------------------------------------------------------------------------------------
     Net earnings                                                 $      1.27
                                                                  -------------------------------

   Diluted earnings per share
     Continuing operations before accounting change               $      1.15
     Discontinued operations                                              .07
     Accounting change                                                    .05
-------------------------------------------------------------------------------------------------
     Net earnings                                                 $      1.26
                                                                  -------------------------------

Other Related Data
Earnings per share from continuing operations excluding special
charges                                                           $      1.42
Dividend per share, declared and paid                                     .53
Average shares outstanding:
   Basic                                                           48,898,000
   Diluted                                                         49,166,000
Book value per common share                                       $      8.59
Price range per common share                                    16.00 - 23.19
Share price at December 31                                              22.75
Capital expenditures from continuing operations                        45,199
Depreciation from continuing operations                                35,507
Amortization from continuing operations                                10,047
Total assets                                                        1,164,248
Long-term debt                                                        417,141
Shareholders' equity                                                  417,058
Return on average shareholders' equity                                   14.7%
Total debt to total capital                                              55.7%
Employees                                                               3,722
-------------------------------------------------------------------------------------------------

The 2000 results include a charge for restructuring costs and the effect of a postretirement health care plan amendment (see Notes 9 and 13).
The 1997 results include a pretax charge of $7.5 million for integrating two divisions.
The 1996 results include pretax charges of $25 million relating to adopting SFAS No. 121 and restructuring costs.

44 SENSIENT 2000 ANNUAL REPORT

Five Year Review

Dollars in thousands except per share data                                      1999                           1998
-----------------------------------------------------------------------------------------------------------------------------
Summary of Operations
Revenue                                                               $ 796,250       100.0%        $   719,808      100.0%
Cost of products sold                                                   526,367        66.1             475,330       66.0
Selling and administrative expenses                                     145,618        18.3             136,633       19.0
Special charges                                                              --         0.0                  --        0.0
-----------------------------------------------------------------------------------------------------------------------------
Operating income                                                        124,265        15.6             107,845       15.0
Interest expense                                                         27,425         3.4              21,977        3.1
-----------------------------------------------------------------------------------------------------------------------------
Earnings from continuing operations before income taxes                  96,840        12.2              85,868       11.9
Income taxes                                                             30,329         3.8              26,467        3.6
-----------------------------------------------------------------------------------------------------------------------------
Earnings from continuing operations                                      66,511         8.4              59,401        8.3
Earnings from discontinued operations                                    15,250         1.9              14,847        2.0
Accounting change                                                            --         0.0                  --        0.0
-----------------------------------------------------------------------------------------------------------------------------
Net earnings                                                           $ 81,761        10.3%        $    74,248       10.3%
                                                                       ------------------------------------------------------

Net earnings per share:
   Basic earnings per share
     Continuing operations before accounting change                    $   1.32                     $      1.16
     Discontinued operations                                                .30                             .29
     Accounting change                                                       --                              --
-----------------------------------------------------------------------------------------------------------------------------
     Net earnings                                                      $   1.63                     $      1.45
                                                                       ------------------------------------------------------

   Diluted earnings per share
     Continuing operations before accounting change                    $   1.31                     $      1.14
     Discontinued operations                                                .30                             .29
     Accounting change                                                       --                              --
-----------------------------------------------------------------------------------------------------------------------------
     Net earnings                                                      $   1.61                     $      1.43
                                                                       ------------------------------------------------------

Other Related Data
Earnings per share from continuing operations excluding special
charges                                                                $   1.31                     $      1.14
Dividend per share, declared and paid                                       .53                             .53
Average shares outstanding:
   Basic                                                             50,296,000                      51,168,000
   Diluted                                                           50,791,000                      51,883,000
Book value per common share                                            $   8.64                     $      8.09
Price range per common share                                      18.25 - 27.38                   19.44 - 27.75
Share price at December 31                                                20.38                           27.44
Capital expenditures from continuing operations                          50,820                          52,505
Depreciation from continuing operations                                  32,709                          30,810
Amortization from continuing operations                                   8,095                           6,229
Total assets                                                          1,131,713                         995,865
Long-term debt                                                          380,378                         291,304
Shareholders' equity                                                    430,872                         412,591
Return on average shareholders' equity                                     19.4%                           18.5%
Total debt to total capital                                                52.1%                           45.7%
Employees                                                                 3,900                           3,943
-----------------------------------------------------------------------------------------------------------------------------



Dollars in thousands except per share data                                         1997                        1996
---------------------------------------------------------------------------------------------------------------------------
Summary of Operations
Revenue                                                                 $ 686,317         100.0%       $ 649,856    100.0%
Cost of products sold                                                     463,311          67.5          436,453     67.2
Selling and administrative expenses                                       136,118          19.8          130,163     20.0
Special charges                                                                --           0.0           25,000      3.8
---------------------------------------------------------------------------------------------------------------------------
Operating income                                                           86,888          12.7           58,240      9.0
Interest expense                                                           18,077           2.7           15,047      2.4
---------------------------------------------------------------------------------------------------------------------------
Earnings from continuing operations before income taxes                    68,811          10.0           43,193      6.6
Income taxes                                                               17,456           2.5           14,446      2.2
---------------------------------------------------------------------------------------------------------------------------
Earnings from continuing operations                                        51,355           7.5           28,747      4.4
Earnings from discontinued operations                                      14,721           2.1           15,851      2.5
Accounting change                                                              --           0.0               --      0.0
---------------------------------------------------------------------------------------------------------------------------
Net earnings                                                             $ 66,076           9.6%        $ 44,598      6.9%
                                                                         --------------------------------------------------
Net earnings per share:
   Basic earnings per share
     Continuing operations before accounting change                      $   1.01                       $    .56
     Discontinued operations                                                  .29                            .31
     Accounting change                                                         --                             --
---------------------------------------------------------------------------------------------------------------------------
     Net earnings                                                        $   1.29                       $    .87
                                                                         --------------------------------------------------

   Diluted earnings per share
     Continuing operations before accounting change                      $   1.00                       $    .56
     Discontinued operations                                                  .29                            .31
     Accounting change                                                         --                             --
---------------------------------------------------------------------------------------------------------------------------
     Net earnings                                                        $   1.28                       $    .86
                                                                         --------------------------------------------------

Other Related Data
Earnings per share from continuing operations excluding special
charges                                                                  $   1.00                       $    .88
Dividend per share, declared and paid                                         .52                            .51
Average shares outstanding:
   Basic                                                               51,062,000                     51,257,000
   Diluted                                                             51,476,000                     51,588,000
Book value per common share                                              $   7.44                       $   7.07
Price range per common share                                        16.00 - 21.47                  14.00 - 20.19
Share price at December 31                                                  21.13                          17.63
Capital expenditures from continuing operations                            54,230                         49,312
Depreciation from continuing operations                                    26,622                         22,707
Amortization from continuing operations                                     5,463                          4,122
Total assets                                                              889,530                        789,593
Long-term debt                                                            282,554                        208,887
Shareholders' equity                                                      378,522                        359,819
Return on average shareholders' equity                                       17.7%                          12.4%
Total debt to total capital                                                  43.3%                          37.5%
Employees                                                                   3,896                          3,878
---------------------------------------------------------------------------------------------------------------------------

The 2000 results include a charge for restructuring costs and the effect of a postretirement health care plan amendment (see Notes 9 and 13).
The 1997 results include a pretax charge of $7.5 million for integrating two divisions.
The 1996 results include pretax charges of $25 million relating to adopting SFAS No. 121 and restructuring costs.

45 SENSIENT 2000 ANNUAL REPORT

Quarterly Data

Dollars in thousands except per share amounts

[UNAUDITED]                                              Continuing  Continuing
                                      Earnings           operations  operations
                                          from             earnings    earnings
                             Gross  continuing       Net  per share   per share
                 Revenue    profit  operations  earnings      basic     diluted
-------------------------------------------------------------------------------
2000
First Quarter    $205,163  $ 70,943   $ 19,208  $ 22,780  $     .39   $     .39
Second Quarter    204,149    73,864     17,914    17,850        .36         .36
Third Quarter     206,991    73,038     17,456    18,385        .36         .36
Fourth Quarter    192,860    66,358      1,769     3,028        .04         .04
-------------------------------------------------------------------------------

1999
First Quarter    $185,643  $ 62,346   $ 15,195  $ 19,032  $     .30   $     .30
Second Quarter    201,758    67,389     16,878    20,726        .34         .33
Third Quarter     210,156    73,593     20,314    23,506        .40         .40
Fourth Quarter    198,693    66,555     14,124    18,497        .28         .28
-------------------------------------------------------------------------------

Net earnings for the first quarter of 2000 have been restated to reflect the effect of an accounting change (see Note 9).

The 2000 fourth quarter operating results include a special charge (see Note 13) and the effect of a postretirement plan amendment (see
Note 9).

COMMON STOCK PRICES AND DIVIDENDS

                                                   Market price       Dividends
                                                  High       Low      per share
-------------------------------------------------------------------------------
2000
First Quarter                                   $ 21.38    $ 17.00    $  .1325
Second Quarter                                    21.25      16.00       .1325
Third Quarter                                     21.75      18.63       .1325
Fourth Quarter                                    23.19      19.00       .1325
-------------------------------------------------------------------------------

1999
First Quarter                                   $ 27.38    $ 20.00    $  .1325
Second Quarter                                    23.63      20.06       .1325
Third Quarter                                     23.56      20.13       .1325
Fourth Quarter                                    22.81      18.25       .1325
-------------------------------------------------------------------------------

46 SENSIENT 2000 ANNUAL REPORT