Form 10-K405, Exhibit 13
period 2001-12-31
SENSIENT TECHNOLOGIES CORP
filed 2002-03-28
CIK 310142

                                                                    Exhibit 13.1

Management's Analysis of Operations and Financial Condition

OVERVIEW

2001 represents a successful year of transition for Sensient Technologies Corporation ("the Company"). During the year, the Company completed the sale of Red Star Yeast for a total business value of $122 million. Annualized savings of $20 million were achieved through the consolidation of facilities and a reduction of 400 positions. The Company also completed two acquisitions that extend the technical color and digital imaging product lines of the Color Group. This transition is reflected in the financial results of the Company, which were stronger in the second half of 2001 than the first half.

The sale of Red Star Yeast was completed on February 23, 2001 for a total business value of $122 million. As a result of this transaction, the Company received cash proceeds of $113 million, of which $4 million was received in the third quarter of 2000. The cash proceeds have been used to fund acquisitions, repurchase stock and pay down debt. The results of the Yeast business through February 23, 2001, and the related gain on the sale are reported separately from continuing operations.

The Company announced a plan in the second quarter of 2001 to reduce costs, streamline the workforce and increase operating efficiencies. The plan has reduced Company expenses by $10 million on an annualized basis, with $5.7 million of savings realized in 2001. Expenses of $3 million were recorded as special charges in the second quarter of 2001 for employee separation costs associated with the reduction of 200 positions. All of these separation costs have been paid as of December 31, 2001.

In 2001, the Company also completed a facility consolidation plan that was announced in December 2000. Two manufacturing facilities were closed, which resulted in a reduction of an additional 200 positions. These actions will deliver annualized savings of $10 million starting in 2002, $3.5 million of which were realized in 2001. The Company recorded special charges of $19 million in the fourth quarter of 2000 related to this plan (see Note 13 to the Consolidated Financial Statements). A modification of this plan in the second quarter of 2001 and lower than estimated costs for certain items in the original plan resulted in a reversal of $3.2 million of the special charges reserve. This change is primarily reflected in the Special Charges line in the Consolidated Statements of Earnings.

The Company completed two acquisitions in the fourth quarter of 2001 in the Color Group and announced a third acquisition in January 2002. These acquisitions strengthen the Company's presence in specialty dyes and ink-jet inks and allow the Company to enter additional specialty markets in digital imaging and laser printing applications.

The Company achieved operating income in 2001 of $121.5 million, compared to $112.2 million in 2000. Net earnings were $73.6 million in 2001, compared to $62.0 million in 2000. Earnings from discontinued operations of $8.6 million and $3.3 million are included in 2001 and 2000 net earnings, respectively. Diluted earnings per share, including earnings from discontinued operations, were $1.54 and $1.26 in 2001 and 2000, respectively.

RESULTS OF OPERATIONS

2001 vs. 2000 - Continuing Operations

Revenue from continuing operations for 2001 was $816.9 million, an increase of $7.8 million, or 1.0%, over 2000. The increase in revenue is attributable to an increase of $14.5 million, or 2.8%, in the Flavors & Fragrances Group. Color Group revenue was 2.7% lower than 2000 due to the strengthening U.S. dollar and the divestiture of non-strategic businesses in 2000. Excluding foreign exchange and the divestitures, revenue for the Company would have increased approximately 4%. Both the Flavors & Fragrances and Color Groups were negatively impacted by lower demand as customers had fewer new product introductions and reduced inventory levels. Sales initiatives in the fourth quarter resulted in improved revenue. Fourth quarter 2001 revenue increased 10.6% over the fourth quarter of the prior year.

Gross margin for 2001 was 32.8% compared to 35.1% in 2000. Gross margin in the Flavors & Fragrances Group declined 2.7% primarily due to the impact of higher energy costs in the dehydrated products business. In November 2001, the dehydrated products business implemented price increases to mitigate the negative effect of higher energy costs. The gross margin for the Color Group declined 1.6% due to a shift in product mix.

Selling and administrative expenses were $146.1 million in 2001, a decrease of $6.9 million, or 4.5%, from 2000. The Company's December 2000 and April 2001 programs to consolidate facilities and streamline the workforce were the primary reasons for this reduction in expenses. Lower contributions to benefit plans in 2001 and continued emphasis on controlling costs also reduced selling and administrative expenses.

Operating income was $121.5 million compared to $131.2 million in 2000, excluding special charges in 2000. The strengthening of the U.S. dollar reduced 2001 operating income by $1.4 million. Operating income decreased $6.4 million in the Flavors & Fragrances Group primarily due to the increase in energy costs. Operating income decreased $1.5 million in the Color Group due to a shift in product mix. The full year benefits of facilities consolidation, workforce reduction, price increases and improved efficiencies will be seen in 2002 in both the Flavors & Fragrances Group and the Color Group. Both Groups reported increases in operating income in the fourth quarter of 2001 compared to the same period in 2000.

Interest expense decreased $2.6 million to $31.5 million in 2001. The decrease was due to lower average outstanding debt and lower average interest rates. The proceeds from the Red Star Yeast divestiture were used primarily to reduce outstanding debt, repurchase the Company's stock and to fund acquisitions of companies with high growth potential.

The effective tax rate was 27.8% in 2001. The 2001 tax rate was reduced as a result of the expected settlement of certain tax liabilities and an adjustment of the valuation allowance made possible by the ability to utilize state and foreign net operating loss carryforwards. Excluding these reductions, the effective tax rate in 2001 would have been approximately 33.8%. The effective tax rate in 2000 was also 27.8%, which included a one-time tax benefit realized from ceasing dehydrated operations in Ireland. Excluding this benefit and other minor one-time items, the effective tax rate would have been approximately 32.6% in 2000.

Earnings from continuing operations were $65.0 million, or $1.36 per share diluted, in 2001 compared to $1.15 in 2000. Diluted earnings per share from continuing operations in 2000 included special charges of $19.0 million ($13.3 million, or $.27 per share, after tax). Without the special charges, 2000 diluted earnings per share from continuing operations were $1.42.

2000 vs. 1999 - Continuing Operations

Revenue for 2000 increased $12.9 million, or 1.6%, to $809.2 million from $796.3 million in 1999. This revenue increase reflects growth in the Color Group of $34.3 million, which resulted from greater sales volume and the acquisition of two color companies, Dr. Marcus GmbH and Monarch Food Colors, L.P. The Flavors & Fragrances Group reported 3.0% lower revenue, as prices for dehydrated products declined industry-wide in 2000. Volumes of dehydrated products increased 10% from 1999, resulting in market share gain. Revenue was significantly affected by unfavorable currency exchange rates, primarily a declining Euro, reducing reported revenue by approximately $31 million. Lower prices for dehydrated products also affected revenue unfavorably; excluding these two factors, reported revenue for 2000 would have increased by 7% over the prior year.

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

Selling and administrative expenses rose $7.4 million to $153.0 million, a 5.1% increase. The Flavors & Fragrances Group reported a 0.5% decrease and the Color Group reported a 6.8% increase, primarily as a result of acquisitions. Higher intangible asset amortization expense also increased selling and administrative expenses in 2000.

Operating income, excluding special charges in 2000, increased $6.9 million to $131.2 million, or 5.6%. Operating income for the Color Group increased $11.6 million, or 19.6%, as volumes and margins increased substantially. Operating income for the Flavors & Fragrances Group declined $1.9 million as gains in traditional flavors only partially offset lower operating income from dehydrated products. Excluding the effect on operating income of lower prices for dehydrated products, the Flavors & Fragrances Group operating profit increased by 14% over the prior year.

Interest expense increased $6.7 million to $34.2 million in 2000. The increase was primarily due to additional outstanding borrowings, which were used to fund acquisitions.

The effective tax rate for 2000 was 27.8% compared to 31.3% in 1999. The 2000 tax rate includes the tax benefit from ceasing dehydrated operations in Ireland and other minor one-time items, and the 1999 tax rate includes the benefit from settlement of prior years' issues. Excluding the effect of these items, the effective tax rate would have been approximately 32.6% in 2000 and 33.5% in 1999.

Earnings from continuing operations, excluding special charges in 2000, were $69.6 million, or $1.42 per share diluted, an increase of 8.4% over 1999.

LIQUIDITY AND FINANCIAL POSITION

The Company realized a strong improvement in cash provided by operating activities of continuing operations in the fourth quarter of 2001. The Company also took advantage of strong investor demand and historically low interest rates by issuing approximately $150 million of privately placed debt.

Cash provided by operating activities of continuing operations was $58.9 million in 2001, $75.1 million in 2000 and $61.8 million in 1999. Operating cash flow provided the primary source of funds to finance operating needs, capital expenditures and shareholder dividends. Cash provided by continuing operations in 2001 was reduced as a result of tax payments and other transactional costs from the disposal of the Yeast business and costs paid as part of the December 2000 and April 2001 programs that consolidated facilities and streamlined the workforce. Excluding these items, cash provided by continuing operations would have been approximately $86.7 million, which represents a 15.4% increase over the prior year.

Cash provided by investing activities was $25.2 million in 2001 compared to cash used for investing activities of $90.1 million in 2000 and $121.0 million in 1999. Cash proceeds from the sale of assets were $114.6 million in 2001 and $11.7 million in 2000, primarily a result of the sale of Red Star Yeast. Cash used for acquisitions was $50.7 million in 2001 and $50.2 million in 2000. Current year acquisitions include Kimberly-Clark Printing Technology, Inc. (now known as Formulabs, Inc.), a manufacturer of specialty inks for ink-jet and industrial applications, and the technical dye business of Crompton Colors Incorporated, which manufactures technical dyes and colors for paper, ink-jet printing applications, plastics and a number of specialty markets. Capital expenditures for continuing operations totaled $38.0 million in 2001 and $45.2 million in 2000.

Cash used in financing activities was $85.5 million in 2001 compared to cash provided by financing activities of $1.4 million in 2000 and $37.8 million in 1999. The Company had a net reduction in debt of $31.9 million in 2001 versus net borrowings of $56.1 million in 2000. In November 2001, the Company issued $30 million of U.S. dollar-denominated notes with a coupon rate of 5.85% and
(euro)134 million Euro-denominated notes with a coupon rate of 5.63% due in November 2006. Cash received from the sale of Red Star Yeast and the proceeds from the additional borrowings were used to refinance existing short-term debt and fund acquisitions, as well as for general corporate purposes. The Company maintains debt levels considered prudent based on its cash flows, interest coverage and percentage of total debt to total capital. The Company has a share repurchase program under which it is authorized to repurchase up to 10.0 million shares of Company stock. As of December 31, 2001, 6.1 million shares were available under the authorization. During 2001 and 2000, the Company repurchased
1.7 million and 2.4 million shares at a cost of $37.0 million and $46.7 million, respectively.

The Company has paid uninterrupted quarterly cash dividends since commencing public trading in its stock more than 36 years ago. In 2001 and 2000, dividends paid per share were $0.53.

The impact of inflation on both the Company's financial position and results of operations has been minimal and is not expected to adversely affect 2002 results.

The Company paid net cash of $50.7 million for the two acquisitions in 2001. If the acquired companies meet specific performance targets in the first year following the acquisition, the Company will pay up to an additional $9.0 million.

The Company's financial position remains strong, enabling it to meet cash requirements for operations, capital expansion programs and dividend payments to shareholders. The Company intends to fund acquisitions, working capital requirements, principal and interest payments and other liabilities with cash provided by operations, to the extent available, and short-term and long-term borrowings under existing credit facilities.

MARKET RISK FACTORS

The Company is exposed to market risks, including changes in interest rates, currency exchange rates and commodity prices. To manage the volatility relating to these exposures on a consolidated basis, the Company nets the exposures to take advantage of natural offset. The Company also enters into various derivative transactions for some of the remaining exposures pursuant to the Company's policies covering hedging practices. The financial impacts of these hedging instruments are offset by corresponding changes in the underlying exposures being hedged. The Company does not hold or issue derivative financial instruments for trading purposes. Note 1 to the Consolidated Financial Statements includes a discussion of the Company's accounting policies for financial instruments.

The Company has performed strongly as a result of its global reach. Because the Company manufactures and sells its products throughout the world, it is exposed to movements in foreign currency exchange rates. The major foreign currency exposures involve the markets in Western Europe, Mexico and Canada. The primary purpose of the Company's foreign currency hedging activities is to protect against the volatility associated with foreign currency sales, purchases of materials and other assets and liabilities created in the normal course of business. The Company utilizes foreign exchange contracts with durations of generally less than 12 months that qualify as cash flow hedges under Statement of Financial Accounting Standards ("SFAS") No.133, "Accounting for Derivative Instruments and Hedging Activities," as amended. At December 31, 2001 and 2000, the fair values of these instruments, based on dealer quotes, were liabilities of $0.5 million and $3.6 million, respectively. At December 31, 2001 and 2000, the potential gain or loss in the fair value of the Company's outstanding foreign exchange contracts, assuming a hypothetical 10% fluctuation in the currencies of such contracts, would be approximately $6.4 million and $6.0 million, respectively. However, any change in the value of the contracts, real or hypothetical, would be significantly offset by an inverse change in the value of the underlying hedged items. In addition, this hypothetical calculation assumes that each exchange rate would change in the same direction relative to the U.S. dollar.

The Company manages its debt structure and interest rate risk through the use of fixed rate and floating rate debt and through the use of derivatives. The Company's primary exposure is to interest rates in the U.S. and Western Europe. The Company uses interest-rate swaps to hedge its exposure to interest rate changes, manage the level of fixed and floating interest exposure and also to lower its financing costs. In December 2001, the Company entered into a series of interest rate swap agreements to manage the mix of fixed and floating interest rate debt. These instruments are accounted for as fair value hedges under SFAS No. 133. The notional amount of the interest rate swaps at December 31, 2001, was $148.0 million with varying maturities through December 2008. In 2000, certain foreign currency interest rate swaps were designated as partial hedges of the Company's investments in its foreign operations. At December 31, 2000, no interest rate swaps were outstanding. The fair value of the interest rate swaps at December 31, 2001, was not material. The potential gain or loss in the fair value of the outstanding interest rate swaps at December 31, 2001, assuming a hypothetical 10% fluctuation in interest rates of such contracts would be approximately $3.4 million.

In November 2001, the Company issued (Euro)134 million Euro-denominated notes. These non-derivative instruments have been designated as a partial hedge of the Company's Euro net asset position.

The weighted-average interest rate on fixed rate debt obligations outstanding in each of the five years subsequent to December 31, 2001, and cumulative amounts for years thereafter, range from 6.3% to 6.7%. All of the outstanding debt is denominated in U.S. dollars, with the exception of $119,491,000 maturing in 2006 which is denominated in Euros with an interest rate of 5.63%. The fair values of the debt obligations approximated the recorded values as of December 31, 2001. The aggregate amounts of maturities on long-term debt each year for the five years subsequent to December 31, 2001 are as follows: 2002, $41,794,000; 2003, $11,599,000; 2004, $11,557,000; 2005, $17,701,000; and 2006, $167,044,000.

The Company is the purchaser of certain commodities such as corn, sugar, soybean meal and fruits. The Company generally purchases these commodities based upon market prices that are established with the vendor as part of the purchase process. In general, the Company does not use commodity financial instruments to hedge commodity prices due to a high correlation between the commodity cost and the ultimate selling price of the product. On occasion, the Company may enter into non-cancelable forward purchase contracts, as deemed appropriate, to reduce the effect of price fluctuations on future manufacturing requirements.

NEW PRONOUNCEMENTS

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." The statements eliminate the pooling-of-interests method of accounting for business combinations and require that the amortization of goodwill and other intangibles with indefinite useful lives cease. Instead, the carrying value will be evaluated for impairment on an annual basis. SFAS No. 141 is effective for business combinations initiated after June 30, 2001. The Company will adopt SFAS No. 142 on January 1, 2002. Amortization of goodwill recorded by the Company in 2001 was approximately $8.9 million. The Company anticipates that the goodwill impairment provisions of SFAS No. 142 will not have a significant impact on its financial statements.

OUTLOOK

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

The Company continues to seek opportunities to grow in both food and non-food markets. Current non-food applications include cosmetics, personal care products, pharmaceutical ingredients, inks for ink-jet printers and a variety of other products. The Company believes that the technologies of the Color Group provide the greatest opportunities for growth in non-food applications. In the food markets, the Company is continually developing new products to provide higher margin ingredient systems to its customers.

The Company completed two acquisitions in 2001 and two acquisitions in 2000. The 2001 acquisitions of the stock of Kimberly-Clark Printing Technology, Inc. (now known as Formulabs, Inc.) and the technical dye business of Crompton Colors Incorporated, increased the Company's market position in technical dyes and ink-jet inks and allow the Company to enter new specialty markets. The 2000 acquisition of Dr. Marcus GmbH expanded the Company's natural color capabilities and increased the Company's market position in Germany. In 2000, the Company also completed the acquisition of Monarch Food Colors, L.P., a color manufacturer for the food, pharmaceutical and cosmetics industries.

Acquisitions remain an important part of the Company's overall plan for growth. The Company completed the acquisition of SynTec GmbH in early 2002 which expands the Company's technical capabilities in highly purified organic chemicals and electronic imaging technologies. The Company continues to aggressively pursue attractive acquisition opportunities and expects to add additional new businesses during 2002.

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements that reflect management's current assumptions and estimates of future economic circumstances, industry conditions, Company performance and financial results. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for such forward-looking statements. A variety of factors could cause the Company's actual results and experience to differ materially from the anticipated results. These factors and assumptions include the pace and nature of new product introductions by the Company's customers; execution of the Company's acquisition program; industry and economic factors related to the Company's domestic and international business; the outcome of various productivity-improvement and cost-reduction efforts; currency exchange rate fluctuations; and success in integrating acquired businesses.

Consolidated Statements of Earnings


In thousands except per share amounts

YEARS ENDED DECEMBER 31,                                  2001         2000           1999
Revenue                                              $ 816,947     $809,163      $ 796,250
Cost of products sold                                  549,327      524,960        526,367
Selling and administrative expenses                    146,130      153,010        145,618
Special charges (see Note 13)                               --       19,000             --
Operating income                                       121,490      112,193        124,265
Interest expense                                        31,531       34,165         27,425
Earnings from continuing operations
  before income taxes                                   89,959       78,028         96,840
Income taxes                                            24,996       21,681         30,329
Earnings from continuing operations                     64,963       56,347         66,511
Earnings from discontinued operations                    8,639        3,265         15,250
Accounting change                                           --        2,431             --
Net earnings                                         $  73,602     $ 62,043      $  81,761
Basic earnings per share
  Continuing operations                              $    1.36     $   1.15      $    1.32
  Discontinued operations                                  .18          .07            .30
  Accounting change                                         --           05             --
  Net earnings                                       $    1.54     $   1.27      $    1.63
Diluted earnings per share
  Continuing operations                              $    1.36     $   1.15      $    1.31
  Discontinued operations                                  .18          .07            .30
  Accounting change                                         --          .05             --
  Net earnings                                       $    1.54     $   1.26      $    1.61
Average common shares
  outstanding - basic                                   47,671       48,898         50,296
Average common shares
  outstanding - diluted                                 47,926       49,166         50,791

See notes to consolidated financial statements.

Consolidated Balance Sheets

Dollars in thousands except per share amounts

DECEMBER 31,                                                  2001         2000
Assets
Current Assets:
 Cash and cash equivalents                              $    2,317   $    3,217
 Trade accounts receivable less allowance for losses
   of $4,060 and $2,848                                    134,626      121,719
 Inventories                                               240,955      235,363
 Prepaid expenses and other current assets                  29,473       32,234
 Deferred income taxes                                       7,851       16,023
 Net assets held for sale                                       --       82,842
Total current assets                                       415,222      491,398
Other assets                                                72,124       63,742
Intangibles - at cost, less accumulated amortization
 of $68,857 and $59,675                                    305,174      293,600
Property, Plant and Equipment:
 Land and buildings                                        169,491      162,196
 Machinery and equipment                                   410,370      392,065
                                                           579,861      554,261
 Less accumulated depreciation                             267,561      238,753
                                                           312,300      315,508
Total assets                                            $1,104,820   $1,164,248

Liabilities and Shareholders' Equity
Current Liabilities:
 Short-term borrowings                                  $   26,672   $   99,347
 Accounts payable and accrued expenses                      95,897      115,615
 Salaries, wages and withholdings from employees            10,164       12,086
 Income taxes                                               17,661       17,284
 Current maturities of long-term debt                       41,794        7,800
Total current liabilities                                  192,188      252,132
Deferred income taxes                                       18,071       35,707
Other deferred liabilities                                  21,718       19,475
Accrued employee and retiree benefits                       18,890       22,735
Long-term debt                                             423,137      417,141
Commitments and contingencies                                   --           --
Shareholders' Equity:
 Common stock par value $.10 a share, authorized
  250,000,000 shares; issued 53,954,874 shares               5,396        5,396
 Additional paid-in capital                                 72,493       72,870
 Earnings reinvested in the business                       566,374      518,128
 Treasury stock, 6,545,176 and 5,403,015 shares,
  respectively, at cost                                   (132,355)    (106,472)
 Unearned portion of restricted stock                       (2,623)      (1,964)
 Accumulated other comprehensive income (loss)             (78,469)     (70,900)
                                                           430,816      417,058
Total liabilities and shareholders' equity              $1,104,820   $1,164,248

See notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

Dollars in thousands except per share amounts

                                                                                                                    Unearned
                                                 Additional     Earnings reinvested  Treasury stock                portion of
                                  Common stock paid-in capital    in the business        Shares        Amount   restricted stock
Balances at December 31, 1998        $5,396        $74,751            $427,055          2,943,851    $ (56,047)     $(1,437)
Net earnings                                                            81,761
Currency translation
Total comprehensive income
Cash dividends paid - $.53 a share                                     (26,735)
Stock options exercised                               (428)                              (118,967)       2,229
Benefit plans                                         (154)                              (193,660)       3,822
Restricted stock                                       106                                (39,000)         769         (434)
Other                                                    4                  (1)             5,627         (111)
Purchase of treasury stock                                                              1,492,500      (31,708)
Balances at December 31, 1999         5,396         74,279             482,080          4,090,351      (81,046)      (1,871)
Net earnings                                                            62,043
Currency translation
Total comprehensive income
Cash dividends paid - $.53 a share                                     (25,997)
Stock options exercised                             (1,931)                              (722,654)      14,126
Benefit plans                                          493                               (348,441)       6,865
Restricted stock                                        31                                (21,000)         445          (93)
Other                                                   (2)                  2              5,859         (113)
Purchase of treasury stock                                                              2,398,900      (46,749)
Balances at December 31, 2000         5,396         72,870             518,128          5,403,015     (106,472)      (1,964)
Net earnings                                                            73,602
Cumulative effect of accounting
  change, net of tax of $363
Unrealized gain on cash flow hedges,
  net of tax of $289
Currency translation
Total comprehensive income
Cash dividends paid - $.53 a share                                     (25,356)
Stock options exercised                               (552)                              (416,323)       8,022
Benefit plans                                          261                               (105,716)       2,087
Restricted stock                                       (86)                               (52,000)         970         (659)
Other                                                                                        (200)           4
Purchase of treasury stock                                                              1,716,400      (36,966)
Balances at December 31, 2001        $5,396        $72,493            $566,374          6,545,176    $(132,355)     $(2,623)

                                     Accumulated other      Total
                                       comprehensive   comprehensive
                                       income (loss)   income (loss)
Balances at December 31, 1998            $(37,127)
Net earnings                                             $ 81,761
Currency translation                      (10,839)        (10,839)
Total comprehensive income                               $ 70,922
Cash dividends paid - $.53 a share
Stock options exercised
Benefit plans
Restricted stock
Other
Purchase of treasury stock
Balances at December 31, 1999             (47,966)
Net earnings                                             $ 62,043
Currency translation                      (22,934)        (22,934)
Total comprehensive income                               $ 39,109
Cash dividends paid - $.53 a share
Stock options exercised
Benefit plans
Restricted stock
Other
Purchase of treasury stock
Balances at December 31, 2000             (70,900)
Net earnings                                             $ 73,602
Cumulative effect of accounting change,
  net of tax of $363                       (3,264)         (3,264)
Unrealized gain on cash flow hedges,
  net of tax of $289                        2,837           2,837
Currency translation                       (7,142)         (7,142)
Total comprehensive income                               $ 66,033
Cash dividends paid - $.53 a share
Stock options exercised
Benefit plans
Restricted stock
Other
Purchase of treasury stock
Balances at December 31, 2001            $(78,469)

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Dollars in thousands

YEARS ENDED DECEMBER 31,                                                    2001             2000              1999
Cash Flows from Operating Activities
Earnings from continuing operations                                    $  64,963        $  56,347         $  66,511
Adjustments to arrive at net cash provided by operating activities:
    Depreciation and amortization                                         46,290           45,554            40,804
    Special charges                                                           --           19,000                --
    Gain on sale of assets                                                (3,230)          (4,211)               --
    Changes in operating assets and liabilities
     (net of effects from acquisition of businesses):
        Trade accounts receivable                                         (9,865)          (4,002)          (10,220)
        Inventories                                                        8,007          (17,363)          (17,890)
        Prepaid expenses and other assets                                 (2,225)          (7,357)           (2,052)
        Accounts payable and accrued expenses                            (28,691)          (7,595)          (16,562)
        Salaries, wages and withholdings from employees                   (1,762)            (621)           (1,866)
        Income taxes                                                      (3,580)          (7,672)           (3,817)
        Deferred income taxes                                             (9,496)           4,829            10,190
        Other liabilities                                                 (1,540)          (1,818)           (3,268)
Net cash provided by operating activities of continuing operations        58,871           75,091            61,830
Net cash provided by operating activities of discontinued operations         707           16,554            21,256
                                                                          59,578           91,645            83,086
Cash Flows from Investing Activities
Acquisition of property, plant and equipment                             (38,001)         (55,525)          (61,662)
Acquisition of businesses - net of cash acquired                         (50,749)         (50,190)          (58,361)
Proceeds from sale of assets                                             114,606           11,681             4,465
(Increase) decrease in other assets                                         (671)           3,951            (5,476)
Net cash provided by (used in) investing activities                       25,185          (90,083)         (121,034)
Cash Flows from Financing Activities
Proceeds from additional borrowings                                      254,179          131,337           259,359
Reduction in debt                                                       (286,051)         (75,188)         (169,628)
Purchase of treasury stock                                               (37,385)         (47,531)          (30,505)
Dividends                                                                (25,356)         (25,997)          (26,735)
Proceeds from options exercised and other equity transactions              9,115           18,776             5,281
Net cash (used in) provided by financing activities                      (85,498)           1,397            37,772
Effect of exchange rate changes on cash and cash equivalents                (165)             144              (118)
Net (decrease) increase in cash and cash equivalents                        (900)           3,103              (294)
Cash and cash equivalents at beginning of year                             3,217              114               408
Cash and cash equivalents at end of year                               $   2,317        $   3,217         $     114
Cash paid during the year for:
  Interest                                                             $  32,102        $  33,054         $  25,172
  Income taxes                                                            35,986           28,349            29,803
Liabilities assumed in acquisitions                                        4,774            1,841            34,868

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements
Tabular amounts in thousands except per share data
Years ended December 31, 2001, 2000 and 1999

1]  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation The consolidated financial statements include the accounts of Sensient Technologies Corporation and its subsidiaries (the "Company"). All significant intercompany accounts and transactions are eliminated.

Use of Estimates The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

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

Intangibles Intangibles, primarily goodwill, are generally amortized using the straight-line method over primarily 40 years.

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 prohibits pooling-of-interest accounting for acquisitions and was effective on July 1, 2001. SFAS No. 142 requires that upon adoption, amortization of goodwill and other intangibles with indefinite useful lives will cease and instead, the carrying value of goodwill will be evaluated for impairment on an annual basis. The Company will adopt SFAS No. 142 on January 1, 2002. Amortization of goodwill recorded by the Company in 2001 was $8,906,000. The Company has not yet completed its assessment of the additional effects of adopting SFAS No. 142, but anticipates that there will not be a material impact on the consolidated financial statements, other than the elimination of amortization of goodwill discussed above.

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

On January 1, 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, which requires that all derivative instruments be reported on the consolidated balance sheet at fair value and establishes criteria for designation and effectiveness of hedging relationships. The cumulative effect of adopting SFAS No. 133 was a decrease in accumulated other comprehensive income (loss) ("OCI") at January 1, 2001 of $3,264,000, net of tax of $363,000.

Interest Rate Hedging The Company is exposed to interest rate risk through its corporate borrowing activities. The objective of the Company's interest rate risk management activities is to manage the levels of the Company's fixed and floating interest rate exposure to be consistent with the Company's preferred mix. The interest rate risk management program consists of entering into approved interest rate derivatives, which qualify as cash flow hedges or fair value hedges, when there is a desire to modify the Company's exposure to interest rates. Gains and losses on cash flow hedges are deferred in accumulated OCI until the underlying transaction is recognized in earnings. Gains or losses on fair value hedges are recognized in earnings, net of gains and losses on the hedged instruments.

Currency Rate Hedging The primary objectives of the foreign exchange risk management activities are to understand and mitigate the impact of potential foreign exchange fluctuations on the Company's financial results and its economic well-being. Generally, these risk management transactions will involve the use of foreign currency derivatives to protect against exposure resulting from recorded receivables and payables.

The Company primarily utilizes forward exchange contracts with maturities of less than 12 months, which qualify as cash flow hedges. These are intended to offset the effect of exchange rate fluctuations on recorded intercompany receivables and payables. Effective January 1, 2001, gains and losses on these instruments are deferred in accumulated OCI until the underlying transaction is recognized in earnings.

Hedge effectiveness is determined by how closely the changes in the fair value of the hedging instrument offset the changes in the fair value or cash flows of the hedged item. Hedge accounting is permitted only if the hedging relationship is expected to be highly effective at the inception of the hedge and on an on-going basis. Any ineffective portions are to be recognized in earnings immediately. The Company's existing cash flow hedges are 100% effective. As a result, there is no current impact to earnings due to hedge ineffectiveness.

Net Investments Hedging The Company may enter into foreign-denominated debt to be used as a non-derivative instrument to hedge the Company's net investment in foreign subsidiaries. The change in the carrying amount of the foreign-denominated debt on the Company's books, attributable to changes in the spot foreign exchange rate, is a hedge of the net investment in its foreign subsidiaries.

Commodity Purchases The Company purchases commodities during the normal course of business which result in physical delivery and hence, are excluded from SFAS No. 133, as amended.

Translation of Foreign Currencies For all significant foreign operations, the functional currency is the local currency. Assets and liabilities of foreign operations are translated into U. S. dollars at current exchange rates. Income and expense accounts are translated into U. S. dollars at average exchange rates prevailing during the year. Adjustments resulting from the translation of assets and liabilities to U.S. dollars are included as foreign currency translation adjustments in OCI. Transaction gains and losses are included in earnings and were not significant for the three year period ended December 31, 2001.

Stock-Based Compensation The Company accounts for its stock-based compensation plans using the intrinsic value-based method in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees."

Earnings Per Share The difference between basic and diluted earnings per share is the dilutive effect of stock options and restricted stock. Diluted earnings per share assumes that all dilutive stock options are exercised and restricted stock has vested. All earnings per share amounts are presented on a diluted basis unless otherwise noted.

Accumulated Other Comprehensive Income (Loss) Accumulated OCI is comprised of currency translation and unrealized gains and losses on cash flow hedges. The components of accumulated OCI at December 31 were:

                                                               2001        2000
Currency translation                                      $ (78,042)  $ (70,900)
Unrealized losses on cash flow hedges (net of tax)             (427)         --
Accumulated other comprehensive income (loss)             $ (78,469)  $ (70,900)

Research and Development Research and development costs are charged to selling and administrative expenses in the year they are incurred. Research and development costs related to continuing operations were $16,705,000, $18,294,000 and $18,245,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

New Pronouncements In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses the accounting for and the reporting of the impairment or disposal of long-lived assets. This statement will be adopted effective January 1, 2002. The impact of this pronouncement on the Company's consolidated financial statements is not expected to be material.

2] ACQUISITIONS

In the fourth quarter of 2001, the Company acquired two businesses for cash of $50,879,000. Acquisitions made during 2001 were Formulabs, a manufacturer of specialty inks for ink-jet and industrial applications, and the technical dye business of Crompton Colors Incorporated, a manufacturer of technical dyes and colors for paper, ink-jet printing applications, plastics and a number of specialty markets. The Company may be required to pay up to $9,000,000 of additional cash consideration for the 2001 acquisitions subject to specific performance targets in the first year following the acquisition. The preliminary allocation of the purchase prices resulted in identifiable intangibles of $4,400,000 amortizable over a period of 19 years and goodwill of $22,867,000. The identifiable intangibles were primarily customer lists and technology. The final allocation of the purchase price will be completed during 2002.

During 2000, the Company acquired two businesses for cash of $49,425,000. The allocation of purchase price resulted in goodwill of $43,505,000. Acquisitions made during 2000 were Dr. Marcus GmbH, a leading manufacturer of natural colors, and Monarch Food Colors, L.P., a color manufacturer for the food, pharmaceutical and cosmetic industries.

During 1999, the Company acquired businesses for a total of $93,205,000. The allocations of purchase price resulted in goodwill of $73,594,000. Acquisitions made during 1999 include Les Colorants Wackherr, a manufacturer of colors and ingredients for the cosmetic industry, and Pointing Holdings Ltd., primarily a manufacturer of food colors. The Company also made other smaller acquisitions during the year.

All acquisitions have been accounted for as purchases and, accordingly, their results of operations have been included in the consolidated financial statements since their respective dates of acquisition. On an unaudited pro-forma basis, the effects of the acquisitions were not significant to the Company's results of operations.

3] Inventories

Inventories include finished and in-process products totaling $173,223,000 and $157,680,000 at December 31, 2001 and 2000, respectively, and raw materials and supplies of $67,732,000 and $77,683,000 at December 31, 2001 and 2000,
respectively.

4] DEBT

Long-term debt consists of the following unsecured obligations at December 31:
                                                                2001        2000
9.06% senior notes due through July 2004                    $ 18,000    $ 24,000
7.59% senior notes due through December 2008                  30,000      30,000
7.06% senior notes due through December 2002                  30,000      30,000
6.99% senior notes due through December 2007                  40,000      40,000
6.77% senior notes due through January 2010                   15,000      15,000
6.68% senior notes due through January 2011                   15,000      15,000
5.85% senior notes due November 2006                          30,000          --
5.63% Euro-denominated senior notes due November 2006        119,491          --
6.60% notes due April 2009                                   149,118     149,026
Commercial paper and other short-term notes                       --     100,000
Various other notes                                           18,322      21,915
                                                             464,931     424,941
     Current maturities                                       41,794       7,800
     Total long-term debt                                   $423,137    $417,141

In November 2001, the Company issued notes totaling approximately $150 million, through a private placement of debt. The debt offering consisted of $30 million of U.S. dollar-denominated notes with a coupon rate of 5.85% and (euro)134 million of Euro-denominated notes with a coupon rate of 5.63%. The notes mature on November 29, 2006. Proceeds were used for general corporate purposes and to refinance existing short-term debt.

The Company has a $150 million dual-currency unsecured revolving loan agreement with a group of five banks, of which $100 million matures in June 2005 and $50 million matures in June 2002. Interest rates are determined based upon the LIBOR rate plus margin. A facility fee is payable on the total amount of the commitment. The Company issues short-term commercial paper obligations supported by committed lines of credit included in the revolving loan agreement.

The Company had outstanding commercial paper obligations of $21.4 million and $57.7 million at December 31, 2001 and 2000, respectively. There were no direct borrowings under the revolver at December 31, 2001.

The Company has $128.6 million available under the revolving loan agreement and $34.0 million available under other uncommitted lines of credit from several banks at December 31, 2001.

The aggregate amounts of maturities on long-term debt each year for the five years subsequent to December 31, 2001 are as follows: 2002, $41,794,000; 2003, $11,599,000; 2004, $11,557,000; 2005, $17,701,000; and 2006, $167,044,000.

At December 31, 2000, $100 million of short-term borrowings were classified as long-term debt reflecting the Company's intent and ability, through the revolving loan agreement, to refinance these borrowings.

Substantially all of the senior loan agreements contain restrictions concerning interest coverage, borrowings, investments and tangible net worth amounts. Earnings reinvested of $56,085,000 at December 31, 2001 were unrestricted.

Short-term borrowings consist of commercial paper, uncommitted loans and loans to foreign subsidiaries denominated in local currencies which are borrowed under various foreign uncommitted lines of credit. The weighted-average interest rates on short-term borrowings, including amounts reclassified to long-term debt in 2000, were 3.84% and 7.57% at December 31, 2001 and 2000, respectively.

5] FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Interest Rate Swap Agreements In December 2001, the Company entered into a series of interest rate swap agreements to manage the mix of fixed and floating interest rate debt. As of December 31, 2001, the notional principal amounts of outstanding interest rate swap agreements (accounted for as fair value hedges) were $148,000,000 with varying maturities through December 2008. The notional amounts are used to calculate interest payments which are exchanged over the life of the swap transactions and are equal to the dollar principal exchanged. The fair value of the swaps, based on dealer quotes, at December 31, 2001 was a liability of $84,000.

Foreign Currency Contracts The Company uses forward exchange contracts to reduce the effect of fluctuating foreign currencies on short-term foreign currency-denominated intercompany transactions and other known foreign currency exposures. At December 31, 2001 and 2000, the Company had forward exchange contracts (accounted for as cash flow hedges), generally with maturities of one year or less, of $115,551,000 and $83,130,000, respectively. The fair values of these instruments, based on dealer quotes, were liabilities of $501,000 and $3,627,000 at December 31, 2001 and 2000, respectively.

Foreign-denominated Debt In November 2001, the Company entered into a e134 million Euro-denominated note agreement (see Note 4). This non-derivative instrument has been designated as a partial hedge of the Company's Euro net asset position.

Concentrations of Credit Risk Counterparties to currency exchange and interest rate swap contracts consist of large major international financial institutions. The Company continually monitors its positions and the credit ratings of the counterparties involved and limits the amount of credit exposure to any one party. While the Company may be exposed to potential losses due to the credit risk of non-performance by these counterparties, losses are not anticipated. Concentrations of credit risk with respect to trade accounts receivable are limited by the large number of customers, generally short payment terms, and their dispersion across geographic areas.

Fair Values The carrying amount of cash and cash equivalents, trade accounts receivable, accounts payable, accrued expenses and short-term borrowings approximated fair value as of December 31, 2001 and 2000.

The fair value of the Company's long-term debt, including current maturities, is estimated using discounted cash flows based on the Company's current incremental borrowing rates for similar types of borrowing arrangements. The carrying value of long-term debt at December 31, 2001 and 2000 was $464,931,000 and $424,941,000, respectively. The fair value of long-term debt at December 31, 2001 and 2000 was approximately $465,318,000 and $412,271,000, respectively.

6] Shareholders' Equity

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

7] STOCK PLANS

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

The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized for the Company's stock option plans. If the Company had elected to recognize compensation cost based on the fair value of the options granted at grant date as prescribed by SFAS No. 123, net earnings and earnings per share would have been reduced to the pro forma amounts indicated below:

                                              2001          2000          1999
Pro forma net earnings                     $71,864       $60,542       $79,856
Pro forma net earnings per share:
     Basic                                 $  1.51       $  1.24       $  1.59
     Diluted                                  1.50          1.23          1.57

The weighted-average fair value per share of options granted was $6.40 in 2001, $7.06 in 2000 and $6.25 in 1999.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

                                              2001          2000           1999
Dividend yield                                 2.5%          2.3%           2.6%
Volatility                                    39.5%         36.1%          24.0%
Risk-free interest rate                        4.5%          5.0%           6.4%
Expected term (years)                            6             6              6

The changes in outstanding stock options during the three years ended December 31, 2001 are summarized below:

                                                                               Shares                 Weighted-
                                                                  Outstanding                          average
                                                                    options         Available           price
Balances at December 31, 1998                                       3,262            2,447            $  17.62
  Granted                                                             618             (618)              22.70
  Restricted stock                                                     --              (39)              22.19
  Exercised                                                          (168)              --               15.65
  Cancelled                                                           (35)              35               21.35
Balances at December 31, 1999                                       3,677            1,825               18.53
  Granted                                                             693             (693)              20.60
  Restricted stock                                                     --              (41)              22.00
  Exercised                                                          (783)              --               16.28
  Cancelled                                                          (219)             219               21.30
Balances at December 31, 2000                                       3,368            1,310               19.30
  Granted                                                             624             (624)              18.31
  Restricted stock                                                     --              (75)              18.54
  Exercised                                                          (498)              --               17.89
  Cancelled                                                          (277)             277               20.64
Balances at December 31, 2001                                       3,217              888            $  19.22


                                                                       Weighted-
                                                       Options          average
                                                     exercisable          price
December 31, 1999                                       2,527            $17.09
December 31, 2000                                       2,226            $18.25
December 31, 2001                                       2,140            $19.00

The following summarizes information concerning currently outstanding and exercisable options:


                                                                      Range of exercise price
                                                                 $14.13-          $17.50-           $21.01-
                                                                  17.49            21.00             23.50
Number outstanding                                                  918            1,127             1,172
Weighted-average remaining contractual life, in years               3.4              8.1               7.5
Weighted-average exercise price                                  $16.14           $18.75            $22.08
Number exercisable                                                  918              403               819
Weighted-average exercise price                                  $16.14           $19.45            $22.00


8] RETIREMENT PLANS

The Company provides benefits under defined contribution plans including a savings plan and an employee stock ownership plan ("ESOP"). The savings plan covers substantially all domestic salaried and certain non-union hourly employees and provides for matching contributions up to 4% of each employee's salary. The ESOP covers substantially all domestic employees not covered by a defined benefit plan and provides for contributions based on a percentage of each employee's compensation as determined by the board of directors. Total expense related to continuing operations for the Company's defined contribution plans was $2,263,000, $6,402,000 and $6,170,000 in 2001, 2000 and 1999,
respectively.

9]   OTHER POSTRETIREMENT BENEFITS

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

During the fourth quarter of 2000, the Company amended the plan to require future retirees to pay 100% of the cost of health care coverage. This amendment resulted in a curtailment gain of $4,251,000 relating to continuing operations and $2,459,000 relating to discontinued operations. The net unrecognized prior service credit will be amortized over the estimated remaining lives of the retirees. The Company funds benefit costs on a pay-as-you-go basis.

The funded status of the postretirement benefit plan at December 31 was:

                                                                   2001             2000
Benefit obligation at beginning
 of year                                                      $   5,928         $ 12,961
Service cost                                                         --              381
Interest cost                                                       406              902
Plan amendment                                                       --           (7,808)
Benefits paid                                                    (1,641)            (497)
Actuarial loss (gain)                                             3,100              (11)
Benefit obligation at end of year                                 7,793            5,928
Plan assets                                                          --               --
Funded status                                                    (7,793)          (5,928)
Unrecognized prior service credit                                (7,157)          (7,808)
Unrecognized net actuarial gain                                  (1,803)          (5,980)
Net amount recognized                                         $ (16,753)        $(19,716)

Components of net periodic benefit cost for continuing operations were:


                                                                   2001             2000              1999
Service cost                                                   $     --         $    253             $ 275
Interest cost                                                       406              526               498
Amortization of prior service credit                               (651)            (343)             (343)
Curtailment                                                          --           (4,251)               --
Recognized actuarial gain                                        (1,077)            (674)             (295)
Postretirement benefit (income) expense                        $ (1,322)        $ (4,489)            $ 135

The weighted-average discount rates used in determining the accumulated postretirement benefit obligation at December 31, 2001 and 2000 were 7.25% and 7.50%, respectively. The health care cost trend rates were assumed to be 6.25% in 2001 and 7.00% in 2000, declining to 5.50% in the year 2002 and remaining at that level thereafter.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A one percentage point change in assumed health care cost trend rates would have the following effects:

                                                                                      1%                1%
                                                                                increase          decrease
Effect on total of service and interest cost components                         $     45          $    (40)
Effect on postretirement benefit obligation                                          855              (771)


10] INCOME TAXES

The provision for income taxes for continuing operations is as follows:

                                        2001             2000              1999
Currently payable:
     Federal                         $ 4,961          $ 2,603           $ 7,292
     State                              (108)           1,152             2,212
     Foreign                          13,445           16,659            12,462
Deferred (benefit):
     Federal                           6,432            3,932             6,308
     State                               243              534               988
     Foreign                              23           (3,199)            1,067
                                     $24,996          $21,681           $30,329

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities consist of the following:

                                                          2001             2000
Deferred tax assets:
     Benefit plans                                   $ (10,375)        $(12,841)
     Liabilities and reserves                           (5,028)          (8,922)
     Foreign operating loss carryovers                 (17,241)         (11,586)
     Other                                              (8,601)          (5,207)
     Gross deferred tax assets                         (41,245)         (38,556)
     Valuation allowance                                11,536           12,364
     Total deferred tax assets                         (29,709)         (26,192)
Deferred tax liabilities:
     Property, plant and equipment                      19,987           29,283
     Other assets                                       12,875           12,140
     Other                                               7,067            4,453
     Total deferred tax liabilities                     39,929           45,876
Net deferred tax liabilities                         $  10,220         $ 19,684

At December 31, 2001 foreign operating loss carryovers were $54,043,000. Included in the total are losses of $14,234,000 that expire through 2011 and $39,809,000 that do not expire.

The effective tax rate for continuing operations differs from the statutory federal income tax rate of 35% as described below:

                                                                  2001             2000              1999
Taxes at statutory rate                                           35.0%            35.0%             35.0%
State income taxes, net of federal income tax benefit              1.2              1.9               2.1
Tax credits                                                       (5.7)            (6.4)             (4.9)
Foreign tax rate                                                   4.3              2.8               1.1

Tax benefit of business closure                                     --          (4.1)         --
Actual and expected settlements of prior years' issues            (3.4)           --        (2.2)
Other, net                                                        (3.6)         (1.4)        0.2
Effective tax rate                                                27.8%         27.8%       31.3%

The "Other, net" reported in 2001 and 2000 is primarily attributable to the reversal of certain valuation allowances against state and foreign net operating loss carryovers. The effective tax rates would have been 33.8%, 32.6% and 33.5% in 2001, 2000, and 1999, respectively, excluding the favorable impact of actual and expected prior years' settlements, adjustments to the valuation allowance and the tax benefit of a business closure.

Earnings from continuing operations, before income taxes, are summarized as follows:

                                         2001             2000              1999
United States                         $58,575          $45,730           $61,236
Foreign                                31,384           32,298            35,604
                                      $89,959          $78,028           $96,840

Domestic income taxes have not been provided on undistributed earnings of foreign subsidiaries which are considered to be permanently invested. If undistributed foreign earnings were to be remitted, foreign tax credits would substantially offset any resulting domestic tax liability.

11] SEGMENT AND GEOGRAPHIC INFORMATION

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

Segment Information The Company's operations, except for the Asia Pacific division, are managed on a products and services basis. The Company's reportable segments consist of Flavors & Fragrances and Color. The Company's Flavors & Fragrances segment produces flavor and fragrance products that impart a desired taste or smell to a broad range of consumer products. The Color segment produces color products which are used by manufacturers of various food and other consumer products.

                                                                  Flavors &                 Corporate
                                                                 Fragrances        Color    and Other  Consolidated
1999
Revenue from external customers                                    $509,721     $237,016    $  49,513    $  796,250
Intersegment revenue                                                 17,473       12,315           --        29,788
Total revenue                                                       527,194      249,331       49,513       826,038
Operating income (loss)                                              82,501       59,363      (17,599)      124,265
Interest expense                                                         --           --       27,425        27,425
Earnings (loss) from continuing operations
   before income taxes                                               82,501       59,363     (45,024)        96,840
Assets                                                              444,010      222,170      362,613     1,028,793
Capital expenditures                                                 31,380       12,359        7,081        50,820
Depreciation and amortization                                        21,535        8,756       10,513        40,804

2000
Revenue from external customers                                    $488,976     $263,813    $  56,374    $  809,163
Intersegment revenue                                                 22,148       19,838           --        41,986
Total revenue                                                       511,124      283,651       56,374       851,149
Operating income (loss)                                              80,598       70,986      (39,391)      112,193

Interest expense                                                         --           --       34,165        34,165
Earnings (loss) from continuing operations
   before income taxes                                               80,598       70,986      (73,556)       78,028
Assets                                                              451,547      235,383      394,476     1,081,406
Capital expenditures                                                 26,546       12,834        5,819        45,199
Depreciation and amortization                                        23,117        9,712       12,725        45,554
Special charges                                                          --           --       19,000        19,000

2001
Revenue from external customers                                    $505,197     $255,131    $  56,619    $  816,947
Intersegment revenue                                                 20,476       20,864           --        41,340
Total revenue                                                       525,673      275,995       56,619       858,287
Operating income (loss)                                              74,209       69,443      (22,162)      121,490
Interest expense                                                         --           --       31,531        31,531
Earnings (loss) from continuing operations
   before income taxes                                               74,209       69,443      (53,693)       89,959
Assets                                                              434,853      266,887      403,080     1,104,820
Capital expenditures                                                 22,099       10,498        5,404        38,001
Depreciation and amortization                                        24,298        9,830       12,162        46,290

Geographic Information The Company has manufacturing plants or sales offices in North and South America, Europe, Asia, Australia and Africa.

                                                 2001         2000         1999

Revenue from external customers
U.S.A.                                        $397,268     $407,329    $ 401,405
Europe                                         209,048      204,452      208,913
Asia Pacific                                    67,356       65,708       57,946
Other                                          143,275      131,674      127,986
Consolidated                                  $816,947     $809,163    $ 796,250

Long-lived assets
U.S.A.                                        $345,643     $306,311    $ 292,563
Europe                                         261,619      281,638      269,751
Asia Pacific                                    11,104       11,829       11,588
Other                                           71,232       73,072       72,761
Consolidated                                  $689,598     $672,850    $ 646,663



12] DISCONTINUED OPERATIONS

In June 2000, the Company's Board of Directors approved a plan to dispose of the operations of its Yeast business. On February 23, 2001 the Company completed the sale of substantially all of its Yeast business for approximately $113 million in cash, of which $4 million was received in August 2000. Accordingly, the operating results of the Yeast business have been reported separately from continuing operations and reported as a separate line item on the consolidated statements of earnings.

Summarized financial information for the discontinued operation is as follows:

                                                   2001        2000       1999
Revenue                                         $16,810    $120,232   $141,291

Earnings before income taxes                     15,399       5,264     24,597
Income taxes                                      6,760       1,999      9,347
Earnings from discontinued operations           $ 8,639    $  3,265   $ 15,250

Earnings from July 1, 2000 to December 31, 2000 were $2,188,000. The effective tax rates for all years presented is higher than the statutory rate of 35% because of state income taxes.

The assets and liabilities of the Yeast business at December 31, 2000 are reported net, as assets held for sale, on the consolidated balance sheet.

The components of net assets held for sale at December 31, 2000 are as follows:

Current assets                                            $20,130
Total assets                                               95,018
Current liabilities                                        12,176
Net assets held for sale                                  $82,842

13]   SPECIAL CHARGES

In April 2001, the Company announced a plan to reduce its workforce by 200 employees. The separation costs were recognized in the second quarter and included in the line Special Charges in the 2001 consolidated statements of earnings. These employees were terminated as of December 31, 2001.

The Company announced a facilities consolidation plan in December 2000. This plan was implemented to improve manufacturing efficiencies in both the Flavors & Fragrances and the Color businesses. The cost of the plan and other non-recurring items such as name and fiscal year change costs and separation costs incurred in 2000 were reported as special charges in the fourth quarter of 2000. Based on a review of the business outlook in the second quarter of 2001, this plan was modified. This modification and lower than estimated costs and cash outlays for certain items in the original plan resulted in a reversal of a portion of the special charges reserve. This is included primarily in the line Special Charges in the 2001 consolidated statements of earnings. The employees associated with this plan have been terminated as of December 31, 2001.

The following summarizes the programs:

                                                                   Asset
                                              Separations    Impairments         Other         Total
December 2000 facilities consolidation plan
Charges                                          $ 10,500       $  6,500      $  2,000      $ 19,000
Cash spent                                           (850)            --        (2,000)       (2,850)
Reductions of assets                                   --         (6,500)           --        (6,500)
Balances at December 31, 2000                       9,650             --            --         9,650
Reversal of special charges reserve                (3,200)            --            --        (3,200)
Cash spent                                         (6,150)            --            --        (6,150)
Balances at December 31, 2001                    $    300       $     --      $     --      $    300
April 2001 workforce reduction program
Charges                                          $  3,000       $     --      $     --      $  3,000
Cash spent                                         (3,000)            --            --        (3,000)
Balances at December 31, 2001                    $     --       $     --      $     --      $     --

14]   CONTINGENCIES

The Company is involved in various claims and litigation arising in the normal course of business. In the opinion of management and Company counsel, the ultimate resolution of these actions will not materially affect the consolidated financial statements of the Company.

Management's Responsibility for Financial Statements
Years ended December 31, 2001, 2000 and 1999

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

Richard F. Hobbs
Vice President, Chief Financial Officer and Treasurer

Independent Auditors' Report

To the Shareholders and Board of Directors of Sensient Technologies Corporation:

We have audited the accompanying consolidated balance sheets of Sensient Technologies Corporation and subsidiaries (the "Company") as of December 31, 2001 and 2000, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 9 to the Consolidated Financial Statements, effective January 1, 2000, the Company changed its method of amortizing unrecognized net gains and losses related to the Company's obligation for postretirement benefits.

Milwaukee, Wisconsin
February 14, 2002

Five Year Review


In thousands except per share data                2001              2000             1999             1998              1997
Summary of Operations
Revenue                                        $816,947   100.0% $809,163  100.0% $796,250  100.0% $719,808   100.0% $686,317 100.0%
Cost of products sold                           549,327    67.2   524,960   64.9   526,367   66.1   475,330    66.0   463,311  67.5
Selling and administrative expenses             146,130    17.9   153,010   18.9   145,618   18.3   136,633    19.0   136,118  19.8
Special charges                                      --     0.0    19,000    2.3        --    0.0        --     0.0        --   0.0
Operating income                                121,490    14.9   112,193   13.9   124,265   15.6   107,845    15.0    86,888  12.7
Interest expense                                 31,531     3.9    34,165    4.3    27,425    3.4    21,977     3.1    18,077   2.7
Earnings from continuing operations
   before income taxes                           89,959    11.0    78,028    9.6    96,840   12.2    85,868    11.9    68,811  10.0
Income taxes                                     24,996     3.0    21,681    2.6    30,329    3.8    26,467     3.6    17,456   2.5
Earnings from continuing operations              64,963     8.0    56,347    7.0    66,511    8.4    59,401     8.3    51,355   7.5
Earnings from discontinued operations             8,639     1.0     3,265    0.4    15,250    1.9    14,847     2.0    14,721   2.1
Accounting change                                    --     0.0     2,431    0.3        --    0.0        --     0.0        --   0.0
Net earnings                                   $ 73,602     9.0% $ 62,043    7.7% $ 81,761   10.3% $ 74,248    10.3% $ 66,076   9.6%

Basic earnings per share
  Continuing operations                        $   1.36          $   1.15         $   1.32         $   1.16          $   1.01
  Discontinued operations                           .18               .07              .30              .29               .29
  Accounting change                                  --               .05               --               --                --
  Net earnings                                 $   1.54          $   1.27         $   1.63         $   1.45          $   1.29

Diluted earnings per share
  Continuing operations                        $   1.36          $   1.15         $   1.31         $   1.14          $   1.00
  Discontinued operations                           .18               .07              .30              .29               .29
  Accounting change                                  --               .05               --               --                --
  Net earnings                                 $   1.54          $   1.26         $   1.61         $   1.43          $   1.28

Other Related Data
Dividend per share, declared and paid          $    .53          $    .53         $    .53         $    .53          $    .52
Average common shares outstanding:
  Basic                                          47,671            48,898           50,296           51,168            51,062
  Diluted                                        47,926            49,166           50,791           51,883            51,476
Book value per common share                    $   9.09          $   8.59         $   8.64         $   8.09          $   7.44
Price range per common share              15.55 - 23.99     16.00 - 23.19    18.25 - 27.38    19.44 - 27.75     16.00 - 21.47
Share price at December 31                        20.81             22.75            20.38            27.44             21.13
Capital expenditures from
   continuing operations                         38,001            45,199           50,820           52,505            54,230
Depreciation from continuing operations          37,019            35,507           32,709           30,810            26,622
Amortization from continuing operations           9,271            10,047            8,095            6,229             5,463
Total assets                                  1,104,820         1,164,248        1,131,713          995,865           889,530
Long-term debt                                  423,137           417,141          380,378          291,304           282,554
Shareholders' equity                            430,816           417,058          430,872          412,591           378,522
Return on average shareholders' equity             17.7%             14.7%            19.4%            18.5%             17.7%
Total debt to total capital                        53.3%             55.7%            52.1%            45.7%             43.3%
Employees                                         3,454             3,722            3,900            3,943             3,896


The 2000 results include special charges related to a facilities consolidation plan of $19.0 million and the effect of a postretirement health care plan amendment (see Notes 9 and 13).
The 1997 results include a pretax charge of $7.5 million for integrating two divisions.

Quarterly Data
Dollars in thousands except per share amounts

                                                                                   Continuing   Continuing
                                                          Earnings                 operations   operations
                                                              from                   earnings     earnings
                                                Gross   continuing           Net    per share    per share
[UNAUDITED]                      Revenue       profit   operations      earnings        basic      diluted
2001
First Quarter                   $195,693      $62,900      $11,004       $18,784         $.23         $.23
Second Quarter                   203,927       69,955       18,273        18,273          .38          .38
Third Quarter                    204,083       65,582       15,729        16,588          .33          .33
Fourth Quarter                   213,244       69,183       19,957        19,957          .42          .42

2000
First Quarter                   $205,163      $70,943      $19,208       $22,780         $.39         $.39
Second Quarter                   204,149       73,864       17,914        17,850          .36          .36
Third Quarter                    206,991       73,038       17,456        18,385          .36          .36
Fourth Quarter                   192,860       66,358        1,769         3,028          .04          .04


The 2000 fourth quarter operating results include special charges (see Note 13) and the effect of a postretirement plan amendment (see Note 9).

Common Stock Prices and Dividends

                                     Market price                      Dividends
                                  High          Low                    per share
2001
First Quarter                     $23.99       $20.50                     $.1325
Second Quarter                     22.79        17.00                      .1325
Third Quarter                      22.65        18.15                      .1325
Fourth Quarter                     21.15        15.55                      .1325

2000
First Quarter                     $21.38       $17.00                     $.1325
Second Quarter                     21.25        16.00                      .1325
Third Quarter                      21.75        18.63                      .1325
Fourth Quarter                     23.19        19.00                      .1325