Form 10-K, Exhibit 13
period 2002-12-31
SENSIENT TECHNOLOGIES CORP
filed 2003-03-27
CIK 310142

                                                                    EXHIBIT 13.1

MANAGEMENT'S ANALYSIS OF OPERATIONS & FINANCIAL CONDITION

OVERVIEW

2002 was a successful year of growth for Sensient Technologies Corporation ("the Company"). For the year, the Company reported record levels of revenue, earnings per share and cash flow from the operating activities of continuing operations. The Company also increased the annual cash dividend paid on its common stock from 53 cents per share to 56 cents per share in order to allow shareholders to participate immediately and directly in the Company's success.

The Company completed four acquisitions during 2002 that have added new products and technologies in display imaging, specialty inks, cosmetic ingredients, flavors and fragrances. The Company also implemented a number of specific initiatives to improve profitability and growth opportunities within its businesses. Both acquisitions and improvements in core operations contributed to strong growth in revenue and earnings during the year.

2002 marked the completion of the Company's cost reduction programs that began with the facilities consolidation plan announced in December of 2000. The cost savings achieved from this and subsequent actions have dramatically improved the Company's cost structure. During 2002, an additional $10.5 million of savings were achieved, resulting in total annual savings of $20 million under these programs.

The Company achieved operating income in 2002 of $146.5 million, an increase of $25.0 million, or 20.6% over 2001 operating income of $121.5 million. 2002 earnings from continuing operations of $80.7 million represent a $15.7 million, or a 24.2% improvement compared to 2001 earnings of $65.0 million. Diluted earnings per share from continuing operations were $1.69 in 2002, an increase of 24.3% over 2001 diluted earnings per share of $1.36.

RESULTS OF OPERATIONS

2002 VS. 2001 - CONTINUING OPERATIONS

Revenue from continuing operations for 2002 was $939.9 million, an increase of $123.0 million, or 15.0%, over 2001. The Color Group increased revenue by $70.5 million, or 25.5% over 2001, to $346.5 million for 2002. This increase was driven by the recently acquired technical color businesses, as well as growth in the pharmaceutical, cosmetic and natural color product lines. The increase was partially offset by lower sales of synthetic dyes to food and beverage customers. Revenue for the Flavors & Fragrances Group increased by $46.5 million, or 8.8%, over 2001, to $572.2 million for 2002. Revenue increased in all major categories, with strong growth in fragrances and beverage flavors. The March 2002 acquisition of the flavors and essential oils operations of
C. Melchers GmbH & Company also contributed to the Flavors & Fragrances Group's increase in revenue.

Gross profit for 2002 was $308.3 million, an increase of $40.7 million, or 15.2%, over 2001. The Color Group increased gross profit 29.3%, to $136.1 million in 2002, primarily as a result of recently acquired businesses and growth in key product categories. Gross profit for the Flavors & Fragrances Group increased 6.3%, to $156.6 million in 2002. This increase was the result of higher revenue and realized cost savings, partially offset by increased material costs. The Company's gross margin was 32.8% for both 2002 and 2001. The Color Group increased its gross margin 120 basis points, to 39.3% of revenue, primarily as a result of recently acquired higher-margin businesses. The Flavors & Fragrances Group gross margin decreased 60 basis points, to 27.4% of revenue, which resulted from increased material costs and changes in product mix.

Selling and administrative expenses were $161.8 million in 2002, a 10.7% increase over 2001. The increase was primarily attributable to the higher selling and administrative expenses of acquired businesses, as well as increased employee benefit expense and increased salary expense from newly created management positions in the Color and Flavors & Fragrances Groups. For the year, selling and administrative expenses as a percent of revenue decreased to 17.2% versus 17.9% in 2001. The mandatory adoption of Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," reduced selling and administrative expenses in 2002. On a comparable basis, assuming SFAS No. 142 had been adopted in 2001, selling and administrative expenses, as a percent of revenue, would have been 16.8%. See "Critical Accounting Policies" for additional details on SFAS No. 142.

Operating income was $146.5 million compared to $121.5 million in 2001, an increase of 20.6%. The increase in operating income was driven by the combination of higher revenue and realized cost savings. The adoption of SFAS No. 142 also increased operating income by $8.9 million. On a comparable basis, assuming SFAS No. 142 had been adopted in 2001, operating income would have increased by 12.3%.

Favorable exchange rates increased revenue by approximately 1% for the year. The impact of exchange rates on earnings for the year was minimal.

[GRAPHIC APPEARS HERE]

Interest expense decreased $2.0 million to $29.5 million in 2002. The decrease was a result of lower interest rates more than offsetting higher average outstanding debt balances.

The effective income tax rate on continuing operations was 31.0% in 2002. The 2002 tax rate was reduced as a result of the expected settlement of certain tax liabilities. Excluding this reduction, the effective tax rate in 2002 would have been approximately 31.8%. The effective tax rate was 27.8% in 2001. The 2001 tax rate was reduced as a result of the expected settlement of certain tax liabilities and an adjustment of the valuation allowance made possible by the ability to utilize state and foreign net operating loss carryforwards. Without the adjustment for these factors, and had SFAS No. 142 been adopted in 2001, the 2001 effective tax rate would have been 31.6%.

Earnings from continuing operations were $80.7 million, or $1.69 per share diluted, in 2002 compared to $65.0 million, or $1.36 per share diluted, in 2001. Diluted earnings per share from continuing operations in 2002 included a benefit of $.17 from the required adoption of SFAS No. 142.

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

Gross margin for 2001 was 32.8% compared to 35.1% in 2000. Gross margin in the Flavors & Fragrances Group declined 2.7% primarily due to the impact of higher energy costs in the dehydrated flavors business. In November 2001, the dehydrated flavors business implemented price increases to mitigate the negative effect of higher energy costs. The gross margin for the Color Group declined 1.6% due to a shift in product mix.

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

Operating income was $121.5 million compared to $131.2 million in 2000, excluding special charges of $19 million in 2000. The strengthening of the U.S. dollar reduced 2001 operating income by $1.4 million. Operating income decreased $6.4 million in the Flavors & Fragrances Group primarily due to the increase in energy costs. Operating income decreased $1.5 million in the Color Group due to a shift in product mix. Both Groups reported increases in operating income in the fourth quarter of 2001 compared to the same period in 2000.

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

LIQUIDITY AND FINANCIAL POSITION

The Company generated a record level of operating cash from continuing operations in 2002. The Company also took advantage of strong investor demand and historically low interest rates by issuing approximately $60 million of privately placed debt in December 2002.

Cash provided by operating activities of continuing operations was $94.1 million in 2002, $58.9 million in 2001 and $75.1 million in 2000. Operating cash flow provided the primary source of funds to finance operating needs, capital expenditures and shareholder dividends. The increase in cash provided by continuing operations in 2002 was the result of increased earnings and working capital reductions as compared to 2001.

Cash provided by operating activities of continuing operations in 2001 was reduced as a result of tax payments and other transactional costs from the disposal of the Yeast business and costs paid as part of the December 2000 and April 2001 programs that consolidated facilities and streamlined the workforce. Excluding these items, cash provided by continuing operations in 2001 would have been approximately $86.7 million, a 15.4% increase over 2000.

[GRAPHIC APPEARS HERE]

Cash used for investing activities was $88.2 million in 2002, compared to cash provided of $25.2 million in 2001 and cash used of $90.1 million in 2000. Cash proceeds from the sale of assets were $8.9 million in 2002, $114.6 million in 2001 and $11.7 million in 2000. The 2001 proceeds were primarily a result of the sale of Red Star Yeast. Cash used for acquisitions was $48.5 million in 2002, $50.7 million in 2001 and $50.2 million in 2000. 2002 acquisitions include Cardre, Inc., a Plainfield, New Jersey, manufacturer of specialty ingredients used in cosmetics; ECS Specialty Inks and Dyes, a Morges, Switzerland, producer and marketer of inks for specialty printing applications; SynTec GmbH, a Wolfen, Germany, manufacturer of specialty dyes and chemicals for the imaging industry; and the flavors and essential oils operations of C. Melchers GmbH & Company, based in Bremen, Germany. The Company may be required to pay up to (euro)4.6 million Euro ($4.8 million) of additional cash consideration for the 2002 acquisitions subject to specific performance targets in the first two years following the acquisitions. The Company is still evaluating the amount of any additional consideration that it may be required to pay for the 2001 acquisitions, up to $9.0 million subject to specific 2002 performance targets. Capital expenditures for continuing operations were $47.3 million in 2002, $38.0 million in 2001 and $45.2 million in 2000.

Cash used in financing activities was $6.8 million in 2002 and $85.5 million in 2001, compared to cash provided by financing activities of $1.4 million in 2000. The Company had net borrowings of $25.5 million in 2002 compared to a reduction in debt of $31.9 million in 2001 and net borrowings of $56.1 million in 2000. In December 2002, the Company issued $38 million of U.S. dollar-denominated notes with a coupon rate of 4.57% and SFr. 33 million of floating rate Swiss Franc-denominated notes, which mature December 2007. The Swiss Franc-denominated notes had an average coupon rate of 1.57% at December 31, 2002. Cash proceeds received from the additional borrowings were used to refinance current maturities of long-term debt and fund acquisitions, as well as for general corporate purposes. The Company maintains debt levels it considers prudent based on its cash flows, interest coverage and percentage of total debt to total capital.

The Company has a share repurchase program under which it is authorized to repurchase up to 10.0 million shares of Company stock. As of December 31, 2002,
5.2 million shares were available under the authorization. During 2002, 2001 and 2000, the Company repurchased 0.9 million, 1.7 million and 2.4 million shares at a cost of $18.9 million, $37.0 million and $46.7 million, respectively.

The Company has paid uninterrupted quarterly cash dividends since commencing public trading in its stock in 1962. On October 18, 2002, the Company announced an increase in its quarterly cash dividend on its common stock from 13.25 cents per share to 14 cents per share, commencing with the dividend paid on December 2, 2002. On an annualized basis, this announcement will increase the Company's dividend from 53 cents per share to 56 cents per share. In 2002 and 2001, total dividends paid per share were $0.5375 and $0.53, respectively.

The impact of inflation on both the Company's financial position and its results of operations has been minimal and is not expected to adversely affect 2003 results.

The Company's debt to total capital was 52.8% as of December 31, 2002, down from 53.3% as of December 31, 2001. The decrease resulted from a slightly greater increase in shareholders' equity compared to the increase in debt. The current ratio was 2.3:1 at December 31, 2002, which is consistent with 2.2:1 at December 31, 2001. The Company's financial position remains strong, enabling it to meet cash requirements for operations, capital expansion programs and dividend payments to shareholders. The Company intends to fund acquisitions, working capital requirements, principal and interest payments and other liabilities with cash provided by operations, to the extent available, and short-term and long-term borrowings under existing credit facilities.

CRITICAL ACCOUNTING POLICIES

Revenue Recognition The Company recognizes revenue, net of any discounts, upon shipment of goods to customers, at which time title passes, the customer is obligated to pay the Company, and the Company has no remaining obligations.

Goodwill and Other Intangible Assets On January 1, 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 requires that upon adoption, amortization of goodwill and other intangible assets with indefinite useful lives cease and instead, the carrying value of goodwill is evaluated for impairment on an annual basis. The Company performed the transitional impairment assessment of goodwill on January 1, 2002, and the annual assessment on July 1, 2002. The assessments included comparing the carrying amount of net assets, including goodwill, of each reporting unit to their respective fair value as of the date of the assessment. Fair value was estimated based upon an evaluation of future discounted cash flow as well as the public trading and private transaction valuation multiples for comparable companies. Such determination of fair value yielded no impairment. In the future, the Company will assess impairment annually.

Impairment of Long-lived Assets The Company reviews long-lived assets for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. The Company performs undiscounted cash flow analyses to determine if impairment exists. If impairment is determined to exist, any related impairment loss is calculated based on discounted operating cash flows.

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

A key part of the Company's strategy is to expand into new geographic markets. Because the Company manufactures and sells its products throughout the world, it is exposed to movements in foreign currency exchange rates. The major foreign currency exposures involve the markets in Western Europe, Mexico and Canada. The primary purpose of the Company's foreign currency hedging activities is to protect against the volatility associated with foreign currency sales, purchases of materials and other assets and liabilities created in the normal course of business. The Company utilizes foreign exchange contracts with durations of generally less than 12 months that qualify as cash flow hedges under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. At December 31, 2002 and 2001, the fair values of these instruments, based on dealer quotes, were liabilities of $2.3 million and $0.5 million, respectively. At December 31, 2002 and 2001, the potential gain or loss in the fair value of the Company's outstanding foreign exchange contracts, assuming a hypothetical 10% fluctuation in the currencies of such contracts, would be approximately $6.1 million and $6.4 million, respectively. However, any change in the value of the contracts, real or hypothetical, would be significantly offset by an inverse change in the value of the underlying hedged items. In addition, this hypothetical calculation assumes that each exchange rate would change in the same direction relative to the U.S. dollar.

In December 2002, the Company entered into a SFr. 33 million Swiss Franc-denominated note agreement. In November 2001, the Company entered into a
(euro)134 million Euro-denominated note agreement. These nonderivative instruments have been designated as partial hedges of the Company's Swiss Franc and Euro net asset positions. At December 31, 2002 and 2001, the potential increase or decrease in the annual U.S. dollar interest expense of the Company's outstanding foreign currency-denominated debt, assuming a hypothetical 10% fluctuation in the currencies of such debt, would be approximately $1.0 million and $0.8 million, respectively.

However, any change in interest expense from fluctuations in currency, real or hypothetical, would be offset by an inverse change in the value of the foreign income before interest. In addition, this hypothetical calculation assumes that each exchange rate would change in the same direction relative to the U.S. dollar.

The Company manages its debt structure and interest rate risk through the use of fixed rate and floating rate debt and through the use of derivatives. The Company's primary exposure is to interest rates in the U.S. and Western Europe. The Company uses interest rate swaps to hedge its exposure to interest rate changes, manage the level of fixed and floating interest exposure and also to lower its financing costs. During 2002 and 2001, the Company entered into a series of interest rate swap agreements to manage the mix of fixed and floating interest rate debt. These instruments are accounted for as fair value hedges under SFAS No. 133. As of December 31, 2002 and 2001, the notional amount of the interest rate swaps was $197.7 million and $148.0 million, respectively, with varying maturities through January 2011. The fair value of the swaps, based on dealer quotes, was an asset of $13.2 million, which was recorded primarily in the "Other assets" line on the consolidated balance sheet at December 31, 2002. The fair value of the interest rate swaps at December 31, 2001, was not material. The potential gain or loss in the fair value of the outstanding interest rate swaps at December 31, 2002 and 2001, assuming a hypothetical 10% fluctuation in interest rates of such contracts, would be approximately $3.4 million for each year. At December 31, 2002 and 2001, the potential increase or decrease in annual interest expense, assuming a hypothetical 10% fluctuation in interest rates of floating rate debt, including the impact of swap contracts, would be approximately $0.4 million for each year.

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

CONTRACTUAL OBLIGATIONS

The Company is subject to certain contractual obligations, including long-term debt and operating leases. The following table summarizes the Company's significant contractual obligations as of December 31, 2002.

PAYMENTS DUE BY PERIOD

(IN THOUSANDS)                                TOTAL     *** 1 YEAR    2--3 YEARS    4--5 YEARS    ** 5 YEARS
------------------------------------------------------------------------------------------------------------
Long-Term Debt                             $   524,081  $    12,374  $     31,035  $    283,927  $   196,745
Operating Lease Obligations                     20,889        5,449         6,878         3,216        5,346
------------------------------------------------------------------------------------------------------------
Total Contractual Obligations              $   544,970  $    17,823  $     37,913  $    287,143  $   202,091
============================================================================================================

----------
*** LESS THAN EQUAL TO
**  GREATER THAN

NEW PRONOUNCEMENTS

In June 2002 the Financial Accounting Standards Board ("FASB") issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This pronouncement is effective for exit or disposal activities that are initiated after December 31, 2002, and requires these costs to be recognized when the liability is incurred and not at project initiation. The Company does not anticipate that the adoption of this statement will have a significant impact on the Company's financial statements.

In December 2002, the FASB issued FASB Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." This interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. This pronouncement is effective on a prospective basis for guarantees issued or modified after December 31, 2002. The Company does not anticipate that the adoption of this interpretation will have a significant impact on its consolidated financial statements.

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

The Company continues to seek opportunities to grow in both food and non-food markets. Current non-food applications include cosmetics, personal care products, pharmaceutical ingredients, inks for ink-jet printers and a variety of other products. The Company believes that the technologies of the Color Group provide the greatest opportunities for growth in non-food applications. In the food markets, the Company is continually developing new products to provide higher-margin ingredient systems to its customers.

The Company completed four acquisitions in 2002 and two acquisitions in 2001. The 2002 acquisition of SynTec GmbH and ECS Specialty Inks and Dyes expanded the Company's technical color business. In 2002, the Company also completed the acquisition of Cardre, Inc., a manufacturer of specialty colors and ingredients used in cosmetics. The Company also acquired the flavors and essential oils operations of C. Melchers GmbH & Company, which will broaden product offerings and strengthen European operations. The 2001 acquisitions of Formulabs and the technical dye business of Crompton Colors Incorporated, increased the Company's market position in technical colors and ink-jet inks and will allow the Company to enter new specialty markets.

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that reflect management's current assumptions and estimates of future economic circumstances, industry conditions, Company performance and financial results. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for such forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that could cause actual events to differ materially from those expressed in those statements. A variety of factors could cause the Company's actual results and experience to differ materially from the anticipated results. These factors and assumptions include the pace and nature of new product introductions by the Company's customers; execution of the Company's acquisition program and results of newly acquired businesses; the Company's ability to successfully implement its growth strategies; industry and economic factors related to the Company's domestic and international business; growth in markets for products in which the Company competes; industry acceptance of price increases; and currency exchange rate fluctuations. The Company does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized.

CONSOLIDATED STATEMENTS OF EARNINGS

IN THOUSANDS EXCEPT PER SHARE AMOUNTS  Years ended December 31,                   2002       2001       2000
------------------------------------------------------------------------------------------------------------
REVENUE                                                                     $  939,886  $ 816,947  $ 809,163
Cost of products sold                                                          631,581    549,327    524,960
Selling and administrative expenses                                            161,810    146,130    153,010
Special charges (see Note 14)                                                       --         --     19,000
------------------------------------------------------------------------------------------------------------
   OPERATING INCOME                                                            146,495    121,490    112,193
   Interest expense                                                             29,523     31,531     34,165
------------------------------------------------------------------------------------------------------------
   EARNINGS FROM CONTINUING OPERATIONS BEFORE INCOME TAXES                     116,972     89,959     78,028
   Income taxes                                                                 36,282     24,996     21,681
   Earnings from continuing operations                                          80,690     64,963     56,347
   Earnings from discontinued operations                                            --      8,639      3,265
   Accounting change                                                                --         --      2,431
============================================================================================================
NET EARNING                                                                 $   80,690  $  73,602  $  62,043
============================================================================================================
Basic earnings per share
   Continuing operations                                                    $     1.70  $    1.36  $    1.15
   Discontinued operations                                                          --        .18        .07
   Accounting change                                                                --         --        .05
------------------------------------------------------------------------------------------------------------
   Net earnings                                                             $     1.70  $    1.54  $    1.27
============================================================================================================
Diluted earnings per share
   Continuing operations                                                    $     1.69  $    1.36  $    1.15
   Discontinued operations                                                          --        .18        .07
   Accounting change                                                                --         --        .05
   Net earnings                                                             $     1.69  $    1.54  $    1.26
============================================================================================================
Average common shares outstanding -- basic                                      47,379     47,671     48,898
============================================================================================================
Average common shares outstanding -- diluted                                    47,788     47,926     49,166
============================================================================================================

See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS   December 31,                             2002         2001
------------------------------------------------------------------------------------------------------------
ASSETS
Current Assets:
   Cash and cash equivalents                                                        $     2,103  $     2,317
   Trade accounts receivable less allowance for losses of $4,885 and $4,060             160,155      134,626
   Inventories                                                                          269,701      240,955
   Prepaid expenses and other current assets                                             26,275       29,473
   Deferred income taxes                                                                 17,344        7,851
------------------------------------------------------------------------------------------------------------
Total current assets                                                                    475,578      415,222
Other assets                                                                             85,679       76,197
Goodwill                                                                                384,241      298,732
Intangible assets--at cost, less accumulated amortization of $4,089 and $3,244           13,235        6,442
Property, Plant and Equipment:
   Land and buildings                                                                   192,308      169,491
   Machinery and equipment                                                              443,475      410,370
------------------------------------------------------------------------------------------------------------
                                                                                        635,783      579,861
   Less accumulated depreciation                                                        304,545      267,561
------------------------------------------------------------------------------------------------------------
                                                                                        331,238      312,300
------------------------------------------------------------------------------------------------------------
Total assets                                                                        $ 1,289,971  $ 1,108,893
============================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
   Trade accounts payable                                                           $    55,546  $    53,295
   Accrued salaries, wages and withholdings from employees                               14,197       10,164
   Other accrued expenses                                                                65,069       42,602
   Income taxes                                                                          27,526       17,661
   Short-term borrowings                                                                 34,618       26,672
   Current maturities of long-term debt                                                  12,374       41,794
------------------------------------------------------------------------------------------------------------
Total current liabilities                                                               209,330      192,188
Deferred income taxes                                                                    10,942       18,071
Other liabilities                                                                        18,694        8,603
Accrued employee and retiree benefits                                                    39,940       36,078
Long-term debt                                                                          511,707      423,137
Commitments and contingencies                                                                --           --
Shareholders' Equity:
   Common stock, par value $.10 a share, authorized 250,000,000 shares;
    issued 53,954,874 shares                                                              5,396        5,396
   Additional paid-in capital                                                            72,390       72,493
   Earnings reinvested in the business                                                  621,525      566,374
   Treasury stock, 6,746,164 and 6,545,176 shares, respectively, at cost               (137,074)    (132,355)
   Unearned portion of restricted stock                                                  (2,951)      (2,623)
   Accumulated other comprehensive income (loss)                                        (59,928)     (78,469)
------------------------------------------------------------------------------------------------------------
                                                                                        499,358      430,816
------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                                          $ 1,289,971  $ 1,108,893
============================================================================================================

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                               ADDITIONAL         EARNINGS       TREASURY STOCK
                                                     COMMON       PAID-IN    REINVESTED IN  ------------------------
IN THOUSANDS EXCEPT PER SHARE AMOUNTS                 STOCK       CAPITAL     THE BUSINESS       SHARES       AMOUNT
--------------------------------------------------------------------------------------------------------------------
BALANCES AT DECEMBER 31, 1999                    $    5,396  $     74,279  $       482,080    4,090,351  $   (81,046)
Net earnings                                                                        62,043
Foreign currency translation
Total comprehensive income
Cash dividends paid - $.53 a share                                                 (25,997)
Stock options exercised                                            (1,931)                     (722,654)      14,126
Benefit plans                                                         493                      (348,441)       6,865
Restricted stock                                                       31                       (21,000)         445
Other                                                                  (2)               2        5,859         (113)
Purchase of treasury stock                                                                    2,398,900      (46,749)
--------------------------------------------------------------------------------------------------------------------
BALANCES AT DECEMBER 31, 2000                         5,396        72,870          518,128    5,403,015     (106,472)
Net earnings                                                                        73,602
Cumulative effect of accounting change
 net of tax of $363
Unrealized gain on cash flow hedges
 net of tax of $289
Foreign currency translation
Total comprehensive income
Cash dividends paid - $.53 a share                                                 (25,356)
Stock options exercised                                              (552)                     (416,323)       8,022
Benefit plans                                                         261                      (105,716)       2,087
Restricted stock                                                      (86)                      (52,000)         970
Other                                                                                              (200)           4
Purchase of treasury stock                                                                    1,716,400      (36,966)
--------------------------------------------------------------------------------------------------------------------
BALANCES AT DECEMBER 31, 2001                         5,396        72,493          566,374    6,545,176     (132,355)
Net earnings                                                                        80,690
Unrealized loss on cash flow hedges
 net of tax of $152
Foreign currency translation
Total comprehensive income
Cash dividends paid--$.5375 a share                                               (25,539)
Stock options exercised                                              (342)                     (563,441)      11,332
Benefit plans                                                          54                       (98,155)       1,985
Restricted stock                                                      185                       (43,000)         868
Other                                                                                               584          (12)
Purchase of treasury stock                                                                      905,000      (18,892)
--------------------------------------------------------------------------------------------------------------------
BALANCES AT DECEMBER 31, 2002                    $    5,396  $     72,390  $       621,525    6,746,164  $  (137,074)
====================================================================================================================

                                                      UNEARNED       ACCUMLATED
                                                    PORTION OF            OTHER              TOTAL
                                                    RESTRICTED    COMPREHENSIVE      COMPREHENSIVE
IN THOUSANDS EXCEPT PER SHARE AMOUNTS                    STOCK    INCOME (LOSS)      INCOME (LOSS)
--------------------------------------------------------------------------------------------------
BALANCES AT DECEMBER 31, 1999                     $     (1,871) $       (47,966)
Net earnings                                                                     $          62,043
Foreign currency translation                                            (22,934)           (22,934)
                                                                                 -----------------
Total comprehensive income                                                       $          39,109
                                                                                 -----------------
Cash dividends paid - $.53 a share
Stock options exercised
Benefit plans
Restricted stock                                           (93)
Other
Purchase of treasury stock
--------------------------------------------------------------------------------------------------
BALANCES AT DECEMBER 31, 2000                           (1,964)         (70,900)
Net earnings                                                                     $          73,602
Cumulative effect of accounting change
 net of tax of $363                                                      (3,264)            (3,264)
Unrealized gain on cash flow hedges
 net of tax of $289                                                       2,837              2,837
Foreign currency translation                                             (7,142)            (7,142)
                                                                                 -----------------
Total comprehensive income                                                       $          66,033
                                                                                 -----------------
Cash dividends paid - $.53 a share
Stock options exercised
Benefit plans
Restricted stock                                          (659)
Other
Purchase of treasury stock
--------------------------------------------------------------------------------------------------
BALANCES AT DECEMBER 31, 2001                           (2,623)         (78,469)
Net earnings                                                                     $          80,690
Unrealized loss on cash flow hedges
 net of tax of $152                                                      (1,599)            (1,599)
Foreign currency translation                                             20,140             20,140
                                                                                 -----------------
Total comprehensive income                                                       $          99,231
                                                                                 -----------------
Cash dividends paid--$.5375 a share
Stock options exercised
Benefit plans
Restricted stock                                          (328)
Other
Purchase of treasury stock
--------------------------------------------------------------------------------------------------
BALANCES AT DECEMBER 31, 2002                     $     (2,951) $       (59,928)
==================================================================================================

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

IN THOUSANDS Years ended December 31,                                                   2002         2001        2000
---------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Earnings from continuing operations                                              $    80,690  $    64,963  $   56,347
Adjustments to arrive at net cash provided by operating activities:
Depreciation and amortization                                                         41,290       46,290      45,554
Special charges                                                                           --           --      19,000
Gain on sale of assets                                                                (1,907)      (3,230)     (4,211)
Changes in operating assets and liabilities (net of effects from acquisition of businesses):
   Trade accounts receivable                                                          (8,922)      (9,865)     (4,002)
   Inventories                                                                       (17,377)       8,007     (17,363)
   Prepaid expenses and other assets                                                 (13,695)      (1,528)     (7,357)
   Accounts payable and other accrued expenses                                         3,239      (28,691)     (7,595)
   Accrued salaries, wages and withholdings from employees                             3,521       (1,762)       (621)
   Income taxes                                                                        7,303       (3,580)     (7,672)
   Deferred income taxes                                                              (2,592)      (9,496)      4,829
   Other liabilities                                                                   2,551       (2,237)     (1,818)
---------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities of continuing operations                    94,101       58,871      75,091
---------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities of discontinued operations                      --          707      16,554
---------------------------------------------------------------------------------------------------------------------
                                                                                      94,101       59,578      91,645
=====================================================================================================================

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property, plant and equipment                                         (47,317)     (38,001)    (55,525)
Acquisition of businesses -- net of cash acquired                                    (48,450)     (50,749)    (50,190)
Proceeds from sale of assets                                                           8,908      114,606      11,681
(Increase) decrease in other assets                                                   (1,322)        (671)      3,951
---------------------------------------------------------------------------------------------------------------------
Net cash (used in) provided by investing activities                                  (88,181)      25,185     (90,083)
=====================================================================================================================

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from additional borrowings                                                   74,004      254,179     131,337
Reduction in debt                                                                    (48,550)    (286,051)    (75,188)
Purchase of treasury stock                                                           (18,892)     (37,385)    (47,531)
Dividends                                                                            (25,539)     (25,356)    (25,997)
Proceeds from options exercised and other equity transactions                         12,204        9,115      18,776
---------------------------------------------------------------------------------------------------------------------
Net cash (used in) provided by financing activities                                   (6,773)     (85,498)      1,397
=====================================================================================================================
Effect of exchange rate changes on cash and cash equivalents                             639         (165)        144
---------------------------------------------------------------------------------------------------------------------
Net (decrease) increase in cash and cash equivalents                                    (214)        (900)      3,103
Cash and cash equivalents at beginning of year                                         2,317        3,217         114
---------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                         $     2,103  $     2,317  $    3,217
=====================================================================================================================
Cash paid during the year for:
   Interest                                                                      $    30,729  $    32,102  $   33,054
   Income taxes                                                                       23,743       35,986      28,349
Liabilities assumed in acquisitions                                                   12,683       23,903       1,841
=====================================================================================================================

See notes to consolidated financial statements.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

                  AMOUNTS IN THOUSANDS EXCEPT SHARE, EMPLOYEE AND PER SHARE DATA

                                    Years ended December 31, 2002, 2001 and 2000

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

Revenue Recognition The Company recognizes revenue, net of any discounts, upon shipment of goods to customers, at which time title passes, the customer is obligated to pay the Company, and the Company has no remaining obligations.

Cash Equivalents Highly liquid investments with maturities of three months or less when acquired are considered cash equivalents.

Inventories Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method.

Property, Plant and Equipment Property, plant and equipment are recorded at cost reduced by accumulated depreciation. Depreciation is provided over the estimated useful life using the straight-line method for financial reporting. The estimated useful lives range from 3 years to 35 years.

Goodwill and Other Intangible Assets On January 1, 2002, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 requires that upon adoption, amortization of goodwill and other intangible assets with indefinite useful lives cease and instead, the carrying value of goodwill is evaluated for impairment on an annual basis. The Company performed the transitional impairment assessment of goodwill on January 1, 2002 and the annual assessment on July 1, 2002. The assessments included comparing the carrying amount of net assets, including goodwill, of each reporting unit to their respective fair value as of the date of the assessment. Fair value was estimated based upon an evaluation of future discounted cash flow as well as the public trading and private transaction valuation multiples for comparable companies. Such determination of fair value yielded no impairment.

The cost of intangible assets with determinable useful lives is amortized on a straight-line basis to reflect the pattern of economic benefits consumed, ranging from 5 to 20 years.

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

On January 1, 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, which requires that all derivative instruments be reported on the consolidated balance sheet at fair value and establishes criteria for designation and effectiveness of hedging relationships. The cumulative effect of adopting SFAS No. 133 was a decrease in accumulated other comprehensive income (loss) ("OCI") at January 1, 2001 of $3,264, net of tax of $363.

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

Currency Rate Hedging The primary objectives of the foreign exchange risk management activities are to understand and mitigate the impact of potential foreign exchange fluctuations on the Company's financial results and its economic well-being. Generally, these risk management transactions involve the use of foreign currency derivatives to protect against exposure resulting from recorded accounts receivable and payable.

The Company primarily utilizes forward exchange contracts with maturities of less than 12 months, which qualify as cash flow hedges. These foreign exchange contracts are intended to offset the effect of exchange rate fluctuations on recorded intercompany receivables and payables. Effective January 1, 2001, gains and losses on these instruments are deferred in accumulated OCI until the underlying transaction is recognized in earnings.

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

Commodity Purchases The Company purchases certain commodities during the normal course of business which result in physical delivery and hence, are excluded from SFAS No. 133, as amended.

Translation of Foreign Currencies For all significant foreign operations, the functional currency is the local currency. Assets and liabilities of foreign operations are translated into U. S. dollars at current exchange rates. Revenue and expense accounts are translated into U. S. dollars at average exchange rates prevailing during the year. Adjustments resulting from the translation of assets and liabilities to U.S. dollars are included in OCI as foreign currency translation adjustments. Transaction gains and losses are included in earnings and were not significant during the three year period ended December 31, 2002.

Stock-Based Compensation The Company accounts for its stock-based compensation plans using the intrinsic value-based method in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Stock options are granted at prices equal to the fair market value of the Company's common stock on the grant dates. Accordingly, the Company did not record any compensation expense with respect to the grant of the stock options (see Note 8).

Earnings Per Share The difference between basic and diluted earnings per share is the dilutive effect of stock options and restricted stock. Diluted earnings per share assumes that all dilutive stock options are exercised and restricted stock has vested. All earnings per share amounts are presented on a diluted basis unless otherwise noted.

Accumulated Other Comprehensive Income (Loss) Accumulated OCI is comprised of foreign currency translation and unrealized gains and losses on cash flow hedges. The components of accumulated OCI at December 31 were:

                                                       2002          2001
          ------------------------------------------------------------------
          Currency translation                      $  (57,902)   $  (78,042)
          Unrealized losses on cash
           flow hedges (net of tax) .............       (2,026)         (427)
          ------------------------------------------------------------------
          Accumulated other
           Comprehensive income (loss) ..........   $  (59,928)   $  (78,469)
          ------------------------------------------------------------------

Shipping and Handling Fees and Costs The Company records fees billed to customers for shipping and handling as revenue and the Company records costs incurred for shipping and handling in cost of products sold.

Research and Development Research and development costs are charged to selling and administrative expenses in the year they are incurred. Research and development costs related to continuing operations were $21,195, $16,705 and $18,294 during the years ended December 31, 2002, 2001 and 2000, respectively.

New Pronouncements On January 1, 2002, the Company adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses the accounting for and the reporting of the impairment or disposal of long-lived assets. The impact of this pronouncement on the Company's consolidated financial statements was not significant.

In June 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This pronouncement is effective for exit or disposal activities that are initiated after December 31, 2002, and requires these costs to be recognized when the liability is incurred and not at project initiation. The Company does not anticipate that the adoption of this statement will have a significant impact on the Company's financial statements.

In December 2002, the FASB issued FASB Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." This is an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB interpretation of No.
34. This interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. This pronouncement is effective on a prospective basis for guarantees issued or modified after December 31, 2002. The Company does not anticipate that the adoption of this interpretation will have a significant impact on its consolidated financial statements.

Reclassifications Certain amounts as previously presented have been reclassified to conform to the current year presentation.

2]        ACQUISITIONS

During 2002, the Company acquired four businesses for cash in an aggregate amount of $48,450 (net of cash acquired). The businesses acquired were Cardre, Inc., a manufacturer of specialty ingredients used in cosmetics, ECS Specialty Inks and Dyes, a producer and marketer of inks for specialty printing applications, the flavors and essential oils operations of C. Melchers GmbH & Company, and SynTec GmbH, a manufacturer of specialty dyes and chemicals for the imaging industry. The Company may be required to pay up to (euro)4,600 Euro ($4,800) of additional cash consideration for the 2002 acquisitions subject to specific performance targets in the first two years following the acquisitions. The preliminary allocation of the purchase prices resulted in finite-lived intangibles of $9,306 amortizable over a period of 19 years and goodwill of $37,157. The Company has not yet obtained all information required to complete the purchase price allocation related to these acquisitions. The final allocation will be completed in 2003.

In the fourth quarter of 2001, the Company acquired two businesses for cash in an aggregate amount of $50,749 (net of cash acquired). Acquisitions made during 2001 were Formulabs, a manufacturer of specialty inks for ink-jet and industrial applications, and the technical dye business of Crompton Colors Incorporated, a manufacturer of technical dyes and colors for paper, ink-jet printing applications, plastics and a number of specialty markets. The allocation of the purchase prices resulted in finite-lived intangibles of $4,400 amortizable over a period of 19 years and goodwill of $51,334, which includes final purchase price allocations made in 2002.

The finite-lived intangibles were primarily customer lists and technology. The Company is still evaluating the amount of any additional consideration that it may be required to pay, up to $9,000 subject to specific 2002 performance targets.

During 2000, the Company acquired two businesses for cash of $49,425. The allocation of purchase price resulted in goodwill of $43,505. Acquisitions made during 2000 were Dr. Marcus GmbH, a leading manufacturer of natural colors, and Monarch Food Colors, L.P., a color manufacturer for the food, pharmaceutical and cosmetic industries.

All acquisitions have been accounted for as purchases and, accordingly, their results of operations have been included in the consolidated financial statements since their respective dates of acquisition. On an unaudited pro-forma basis, the effects of the acquisitions were not significant to the Company's results of operations.

3]        GOODWILL AND INTANGIBLE ASSETS

The following table reflects consolidated results as if the adoption of SFAS No. 142 had occurred on January 1, 2000. Discontinued operations did not have any goodwill amortization in 2001 or 2000; therefore, separate disclosure for these operations is not presented.

Years ended December 31,                                    2002           2001           2000
----------------------------------------------------------------------------------------------
Earnings from Continuing Operations:
   Reported earnings from continuing operations     $     80,690   $     64,963   $     56,347
   Goodwill amortization, net of tax                          --          8,035          8,426
----------------------------------------------------------------------------------------------
   Proforma earnings from continuing operations     $     80,690   $     72,998   $     64,773

Net Earnings:
   Reported net earnings                            $     80,690   $     73,602   $     62,043
   Goodwill amortization, net of tax                                      8,035          8,426
----------------------------------------------------------------------------------------------
   Proforma net earnings                            $     80,690   $     81,637   $     70,469
Basic earnings per share:
   Continuing operations:
      As reported                                   $       1.70   $       1.36   $       1.15
      Proforma                                      $       1.70   $       1.53   $       1.32
   Net earnings:
      As reported                                   $       1.70   $       1.54   $       1.27
      Proforma                                      $       1.70   $       1.71   $       1.44
Diluted earnings per share:
   Continuing operations:
      As reported                                   $       1.69   $       1.36   $       1.15
      Proforma                                      $       1.69   $       1.52   $       1.32
   Net earnings:
      As reported                                   $       1.69   $       1.54   $       1.26
      Proforma                                      $       1.69   $       1.70   $       1.43

The Company does not have any intangible assets other than goodwill that are not subject to amortization. The following table summarizes finite-lived intangible assets by major asset class as of December 31, 2002 and 2001:

                                                            2002                          2001
                                                   ------------------------------------------------------
                                         AVERAGE
                                    AMORTIZATION     CARRYING    ACCUMULATED      CARRYING    ACCUMULATED
                                          PERIOD       AMOUNT   AMORTIZATION        AMOUNT   AMORTIZATION
---------------------------------------------------------------------------------------------------------
Technological know-how                      20.0   $    7,317   $       (886)   $    2,700   $       (600)
Customer relationships                      20.0        4,360           (184)        1,500             --
Patents, non-compete agreements
 and other                                  17.6        5,647         (3,019)        5,486         (2,644)
---------------------------------------------------------------------------------------------------------
Total Finite-Lived Intangibles              19.3   $   17,324   $     (4,089)   $    9,686   $     (3,244)

Amortization of intangible assets was not significant during the periods presented and the estimated aggregate amortization expense for each of the five succeeding years is not anticipated to be significant.

The changes in goodwill for the year ended December 31, 2002 by reportable business segment are as follows:

                                     FLAVORS &                   CORPORATE
                                    FRAGRANCES         COLOR       & OTHER   CONSOLIDATED
-----------------------------------------------------------------------------------------
Balance as of December 31, 2001    $   102,986   $   193,825   $     1,921   $    298,732
Goodwill of acquired businesses          9,162        48,137            --         57,299
Currency translation impact              5,131        23,036            43         28,210
-----------------------------------------------------------------------------------------
Balance as of December 31, 2002    $   117,279   $   264,998   $     1,964   $    384,241

During 2002, the Company allocated goodwill to its reporting segments to conform with the reporting requirements of SFAS No. 142.

4]        INVENTORIES

Inventories include finished and in-process products totaling $195,895 and $173,223 at December 31, 2002 and 2001, respectively, and raw materials and supplies of $73,806 and $67,732 at December 31, 2002 and 2001, respectively.

5]        DEBT

Long-term debt consists of the following unsecured obligations at December 31:

                                                                               2002         2001
------------------------------------------------------------------------------------------------
9.06% senior notes due through July 2004                                 $   12,000   $   18,000
7.59% senior notes due through December 2008                                 25,714       30,000
7.06% senior notes paid in December 2002                                         --       30,000
6.99% senior notes due through December 2007                                 40,000       40,000
6.77% senior notes due through January 2010                                  15,000       15,000
6.68% senior notes due through January 2011                                  15,000       15,000
6.60% notes due through April 2009                                          149,217      149,118
5.85% senior notes due November 2006                                         30,000       30,000
5.63% Euro-denominated senior notes due November 2006                       140,735      119,491
4.57% senior notes due December 2007                                         38,000           --
Floating rate Swiss Franc-denominated senior notes due December 2007         23,587           --
Various other notes                                                          21,616       18,322
Fair value of interest rate swaps                                            13,212           --
------------------------------------------------------------------------------------------------
                                                                            524,081      464,931
   Less current maturities                                                   12,374       41,794
------------------------------------------------------------------------------------------------
   Total long-term debt                                                  $  511,707   $  423,137
================================================================================================

In December 2002, the Company issued notes totaling approximately $60 million, through a private placement of debt. The debt offering consisted of $38 million of U.S. dollar-denominated notes with a coupon rate of 4.57% and SFr. 33 million of floating rate Swiss Franc-denominated notes with an average coupon rate of 1.57% at December 31, 2002. The notes mature December 2007.

In November 2001, the Company issued notes totaling approximately $150 million, through a private placement of debt. The debt offering consisted of $30 million of U.S. dollar-denominated notes with a coupon rate of 5.85% and (euro)134 million of Euro-denominated notes with a coupon rate of 5.63%. The notes mature November 2006.

The Company has a $150 million multi-currency unsecured revolving loan agreement with a group of five banks, of which $100 million matures in June 2005 and $50 million matures in June 2003. Interest rates are determined based upon the LIBOR rate plus a margin. A facility fee is payable on the total amount of the commitment. The Company issues short-term commercial paper obligations supported by committed lines of credit included in the revolving loan agreement.

The Company had outstanding commercial paper obligations of $19.2 million and $21.4 million at December 31, 2002 and 2001, respectively. Direct borrowings under the revolving loan agreement were $6.2 million and $0 at December 31, 2002 and 2001, respectively.

The Company has $124.6 million available under the revolving loan agreement and $37.6 million available under other uncommitted lines of credit from several banks at December 31, 2002.

The aggregate amounts of maturities on long-term debt each year for the five years subsequent to December 31, 2002 are as follows: 2003, $12.4 million; 2004, $12.1 million; 2005, $19.0 million; 2006, $192.5 million; and 2007, $91.4 million.

Substantially all of the senior loan agreements contain restrictions concerning interest coverage, borrowings, investments and tangible net worth amounts. Earnings reinvested of $104.5 million at December 31, 2002 were unrestricted.

Short-term borrowings consist of commercial paper, uncommitted loans and loans of foreign subsidiaries denominated in local currencies which are borrowed under various foreign uncommitted lines of credit. The weighted-average interest rates on short-term borrowings were 2.51% and 3.84% at December 31, 2002 and 2001, respectively.

6]        FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Interest Rate Swap Agreements During 2002 and 2001, the Company entered into a series of interest rate swap agreements to manage the level of fixed and floating interest rate debt. As of December 31, 2002 and 2001, the notional principal amounts of outstanding interest rate swap agreements (accounted for as fair value hedges) were $197.7 million and $148.0 million, respectively, with varying maturities through January 2011. The notional amounts are used to calculate interest payments which are exchanged over the life of the swap transactions and are equal to the dollar principal exchanged. The fair value of the swaps, based on dealer quotes, was an asset of $13.2 million which was recorded primarily in the other assets line on the consolidated balance sheet at December 31, 2002. The fair value of the swaps at December 31, 2001 was not significant.

Foreign Currency Contracts The Company uses forward exchange contracts to reduce the effect of fluctuating foreign currencies on short-term foreign currency-denominated intercompany transactions and other known foreign currency exposures. At December 31, 2002 and 2001, the Company had forward exchange contracts (accounted for as cash flow hedges), generally with maturities of one year or less, of $105.4 million and $115.6 million, respectively. The fair values of these instruments, based on dealer quotes, were liabilities of $2.3 million and $0.5 million at December 31, 2002 and 2001, respectively.

Foreign-denominated Debt In December 2002, the Company entered into a SFr. 33 million Swiss Franc-denominated note agreement. In November 2001, the Company entered into a (euro)134 million Euro-denominated note agreement (see Note 5). These non-derivative instruments have been designated as partial hedges of the Company's Swiss Franc and Euro net asset positions.

Concentrations of Credit Risk Counterparties to currency-exchange and interest rate swap contracts consist of large international financial institutions. The Company continually monitors its positions and the credit ratings of the counterparties involved and limits the amount of credit exposure to any one party. While the Company may be exposed to potential losses due to the credit risk of non-performance by these counterparties, losses are not anticipated. Concentrations of credit risk with respect to trade accounts receivable are limited by the large number of customers, generally short payment terms, and their dispersion across geographic areas.

Fair Values The carrying amount of cash and cash equivalents, trade accounts receivable, accounts payable, accrued expenses and short-term borrowings approximated fair value as of December 31, 2002 and 2001.

The fair value of the Company's long-term debt, including current maturities, is estimated using discounted cash flows based on the Company's current incremental borrowing rates for similar types of borrowing arrangements. The carrying value of long-term debt at December 31, 2002 and 2001 was $524.1 million and $464.9 million, respectively. The fair value of long-term debt at December 31, 2002 and 2001 was approximately $547.9 million and $465.3 million, respectively.

7]        SHAREHOLDERS' EQUITY

On June 25, 1998, the Board of Directors declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock, par value of $.10 per share, of the Company. The dividend was paid on August 6, 1998, to the shareholders of record on that date. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Participating Cumulative Preferred Stock, without par value (the "Preferred Share"), of the Company at a price of $125 per one one-thousandth of a Preferred Share, subject to adjustment. The Right becomes exercisable and tradable ten days after a person or group acquires beneficial ownership of 20% or more, or makes an offer to acquire 20% or more of the Company's outstanding common stock. When exercisable, each Right entitles the holder to purchase $250 worth of Company common stock for $125. Further, upon the occurrence of a merger or transfer of more than 50% of the Company's assets, the Right entitles the holder to purchase common stock of an acquiring company having a market value equivalent to two times the exercise price of the Right. At no time does the Right have any voting power. The Right is subject to redemption by the Company's Board of Directors for $.01 per Right at any time prior to the date on which a person or group acquires beneficial ownership of 20% or more of the Company's common stock. The Rights expire on September 30, 2008. The Rights replace rights issued under a prior rights plan, which were redeemed on August 6, 1998.

The Company is authorized to issue 250,000 shares of cumulative preferred stock, of which 100,000 shares are classified as Series A Participating Cumulative Preferred Stock and were initially reserved for issuance under the Rights plan.

8]        STOCK PLANS

Under the 2002 Stock Option Plan, up to 2,400,000 shares of common stock are available for awards, of which no more than 600,000 shares may be restricted stock. The Company may also issue up to 2,400,000 shares of common stock pursuant to the exercise of stock options or the grant of restricted stock under the 1998 Stock Option Plan. Under the 1998 Plan, up to 600,000 shares may be awarded as restricted stock. The Company may also issue up to 2,400,000 shares of common stock pursuant to the exercise of stock options or the grant of restricted stock under the 1994 Employee Stock Plan. Under the 1994 Plan, up to 500,000 shares may be awarded as restricted stock. Generally, stock options become exercisable over a three year vesting period and expire 10 years from the date of grant. Awarded shares of restricted stock become freely transferable at the end of five years. During the period of restriction, the employee has voting rights and is entitled to receive all dividends and other distributions paid with respect to the stock. The 1994 Plan also authorizes the grant of up to 800,000 stock appreciation rights in connection with stock options.

The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Stock options are granted at prices equal to the fair market value of the Company's common stock on the dates of grant. Accordingly, no significant compensation cost has been recognized for the grant of stock options under the Company's stock option plans. If the Company had elected to recognize compensation cost based on the fair value of the options granted at grant date as prescribed by SFAS No. 123, net earnings and earnings per share would have been reduced to the proforma amounts indicated below:

                                2002         2001         2000
--------------------------------------------------------------
Proforma net earnings     $   79,101   $   71,864   $   60,542
Proforma net earnings
 per share:
Basic                     $     1.67   $     1.51   $     1.24
Diluted                   $     1.66   $     1.50   $     1.23

The weighted-average fair value per share of options granted was $5.23 in 2002, $6.40 in 2001 and $7.06 in 2000.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

                                2002          2001          2000
----------------------------------------------------------------
Dividend yield                   2.4%          2.5%          2.3%
Volatility                      28.8%         39.5%         36.1%
Risk-free interest rate          2.9%          4.5%          5.0%
Expected term (years)            5.4           6.0           6.0

The changes in outstanding stock options during the three years ended December 31, 2002 are summarized below:

                                          SHARES (IN THOUSANDS)
                                       --------------------------     WEIGHTED-
                                        OUTSTANDING                     AVERAGE
                                            OPTIONS     AVAILABLE         PRICE
-------------------------------------------------------------------------------
Balances at
   December 31, 1999                          3,677         1,825    $    18.53
     Granted                                    693          (693)        20.60
     Restricted stock                            --           (41)        22.00
     Exercised                                 (783)           --         16.28
     Cancelled                                 (219)          219         21.30
-------------------------------------------------------------------------------
Balances at
   December 31, 2000                          3,368         1,310         19.30
     Granted                                    624          (624)        18.31
     Restricted stock                            --           (75)        18.54
     Exercised                                 (498)           --         17.89
     Cancelled                                 (277)          277         20.64
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Balances at
   December 31, 2001                          3,217           888         19.22
     Authorized under the 2002 Plan              --         2,400            --
     Granted                                    609          (609)        21.74
     Restricted stock                            --           (52)        23.59
     Exercised                                 (579)           --         18.02
     Cancelled                                 (379)          379         20.13
-------------------------------------------------------------------------------
Balances at
   December 31, 2002                          2,868         3,006    $    19.86
===============================================================================

                                         WEIGHTED-
                            OPTIONS        AVERAGE
                        EXERCISABLE          PRICE
--------------------------------------------------
December 31, 2000             2,226   $      18.25
December 31, 2001             2,140   $      19.00
December 31, 2002             1,808   $      19.46

The following summarizes information concerning currently outstanding and exercisable options:

                                                                    RANGE OF EXERCISE PRICE
                                                          $14.13 - 18.00   $18.01 - 21.50   $21.51 - 23.50
----------------------------------------------------------------------------------------------------------
Number outstanding                                                   758            1,013            1,097
Weighted-average remaining contractual life, in years                4.2              7.2              7.0
Weighted-average exercise price                           $        16.68   $        19.34   $        22.55
----------------------------------------------------------------------------------------------------------
Number exercisable                                                   618              540              650
Weighted-average exercise price                           $        16.37   $        19.58   $        22.28

9]        RETIREMENT PLANS

The Company provides benefits under defined contribution plans including a savings plan and an employee stock ownership plan ("ESOP"). The savings plan covers substantially all domestic salaried and certain non-union hourly employees and provides for matching contributions up to 4% of each employee's salary. The ESOP covers substantially all domestic employees not covered by a defined benefit plan and provides for contributions based on a percentage of each employee's compensation as determined by the Board of Directors. Total expense related to continuing operations for the Company's defined contribution plans was $6,667, $2,263 and $6,402 in 2002, 2001 and 2000, respectively.

The Company also has certain defined benefit plans with a recorded liability balance of $19,008 which included an additional liability of $15,800 as of December 31, 2002. The net unfunded benefit obligation was $19,256, which was comprised of a projected benefit obligation of $22,556 less assets of $3,300 as of December 31, 2002. Total expenses recognized with respect to these plans was $2,730 during the year ended December 31, 2002.

10]       OTHER POSTRETIREMENT BENEFITS

The Company provides certain health insurance benefits to eligible retirees and their dependents. Effective January 1, 2000 the Company began amortizing unrecognized net actuarial gains over a five year period. Prior to 2000, net actuarial gains were amortized over the average remaining service lives of active employees of approximately 19 years. The new method is preferable because it accelerates recognition of events that have already occurred. The cumulative effect of this change was a pre-tax credit in 2000 of $3,953 ($2,431 after-tax).

During the fourth quarter of 2000, the Company amended the plan to require future retirees to pay 100% of the cost of health care coverage. This amendment resulted in a curtailment gain of $4,251 relating to continuing operations and $2,459 relating to discontinued operations in 2000. The net unrecognized prior service credit will be amortized over the estimated remaining lives of the retirees. The Company funds benefit costs on a pay-as-you-go basis.

The funded status of the postretirement benefit plan is as follows at December
31:
                                                           2002          2001
-----------------------------------------------------------------------------
Benefit obligation at beginning of year              $    7,793    $    5,928
Interest cost                                               565           406
Benefits paid                                            (1,859)       (1,641)
Actuarial loss                                            2,758         3,100
-----------------------------------------------------------------------------
Benefit obligation at end of year                         9,257         7,793
Plan assets                                                  --            --
-----------------------------------------------------------------------------
Funded status                                            (9,257)       (7,793)
Unrecognized prior service credit                        (6,506)       (7,157)
Unrecognized net actuarial loss (gain)                    1,160        (1,803)
-----------------------------------------------------------------------------
Net amount recognized                                $  (14,603)   $  (16,753)
=============================================================================

Components of net periodic benefit cost for continuing operations were:

                                            2002          2001          2000
-------------------------------------------------------------------------------
Service cost                               $     --      $     --    $      253
Interest cost                                   565           406           526
Amortization of prior service credit           (651)         (651)         (343)
Curtailment                                      --            --        (4,251)
Recognized actuarial gain                      (205)       (1,077)         (674)
-------------------------------------------------------------------------------
Postretirement benefit income              $   (291)     $ (1,322)   $   (4,489)
===============================================================================

The weighted-average discount rates used in determining the accumulated postretirement benefit obligation at December 31, 2002 and 2001 were 6.75% and 7.25%, respectively. The health care cost trend rates were assumed to be 6.25% in 2001 and 11.00% in 2002, declining to 5.00% in the year 2008 and remaining at that level thereafter.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A one percentage point change in assumed health care cost trend rates would have the following effects:

                                                      1%         1%
                                                INCREASE   DECREASE
-------------------------------------------------------------------
Effect on interest cost component               $     62   $    (56)
Effect on postretirement benefit obligation        2,009       (551)

11]       INCOME TAXES

The provision for income taxes for continuing operations is as follows:

                                    2002           2001           2000
----------------------------------------------------------------------
Currently payable:           $    16,330      $   4,961      $   2,603
   Federal                         4,089           (108)         1,152
   State                          18,316         13,445         16,659
   Foreign
Deferred (benefit):
   Federal                          (772)         6,432          3,932
   State                          (1,029)           243            534
   Foreign                          (652)            23         (3,199)
----------------------------------------------------------------------
                             $    36,282      $  24,996      $  21,681
======================================================================

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities consist of the following:

                                                   2002           2001
----------------------------------------------------------------------
Deferred tax assets:
   Benefit plans                              $  11,140     $   10,375
   Liabilities and reserves                      14,964          5,028
   Foreign operating loss carryovers             21,996         17,241
   Other                                         11,077          8,601
----------------------------------------------------------------------
   Gross deferred tax assets                     59,177         41,245
   Valuation allowance                          (13,427)       (11,536)
----------------------------------------------------------------------
   Net deferred tax assets                       45,750         29,709
----------------------------------------------------------------------
Deferred tax liabilities:
   Property, plant and equipment                (22,601)       (19,987)
   Other assets                                 (13,046)       (12,875)
   Other                                         (3,701)        (7,067)
----------------------------------------------------------------------
   Total deferred tax liabilities               (39,348)       (39,929)
----------------------------------------------------------------------
Net deferred tax assets (liabilities)         $   6,402     $  (10,220)
======================================================================

At December 31, 2002 foreign operating loss carryovers were $59.8 million. Included in the total are losses of $19.7 million that expire through 2012 and $40.1 million that do not expire.

The effective tax rate for continuing operations differs from the statutory federal income tax rate of 35% as described below:

                                       2002           2001           2000
-------------------------------------------------------------------------
Taxes at statutory rate                35.0%          35.0%          35.0%
State income taxes net of
 federal income tax benefits            1.4            1.2            1.9
Tax credits                            (6.3)          (5.7)          (6.4)
Foreign tax rate                        3.4            4.3            2.8
Tax benefit of business
 closure                                 --             --           (4.1)
Actual and expected settlements
 of prior years' issues                (0.8)          (3.4)            --
Valuation allowance adjustments          --           (2.5)          (0.7)
Other, net                             (1.7)          (1.1)          (0.7)
-------------------------------------------------------------------------
Effective tax rate                     31.0%          27.8%          27.8%
=========================================================================

Earnings from continuing operations, before income taxes, are summarized as follows:

                                       2002           2001           2000
-------------------------------------------------------------------------
United States                    $   78,051      $  58,575      $  45,730
Foreign                              38,921         31,384         32,298
-------------------------------------------------------------------------
                                 $  116,972      $  89,959      $  78,028
=========================================================================

Domestic income taxes have not been provided on undistributed earnings of foreign subsidiaries which are considered to be permanently invested. If undistributed foreign earnings were to be remitted, foreign tax credits would substantially offset any resulting domestic tax liability. Tax benefits associated with the exercise of employee stock options were credited directly to additional paid-in capital and amounted to $936, $526 and $662 during the years ended December 31, 2002, 2001 and 2000, respectively.

12]       SEGMENT AND GEOGRAPHIC INFORMATION

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

Assets by business segment and geographic region are those assets used in the Company's continuing operations in each segment and geographic region. Segment assets have been reclassified to reflect the allocation of goodwill to each segment. Corporate and other assets consist primarily of property and investments. Capital expenditures are reported exclusive of discontinued operations and acquisitions.

Segment Information The Company's operations, except for the Asia Pacific division, are managed on a products and services basis. The Company's reportable segments consist of

Flavors & Fragrances and Color. The Company's Flavors & Fragrances segment produces flavor and fragrance products that impart a desired taste, texture, aroma or other characteristic to a broad range of consumer and other products. The Color segment produces technical colors for industrial applications and digital imaging; colors and formulations for cosmetics; and natural and synthetic color systems for pharmaceuticals, foods and beverages.

                                                 FLAVORS &                     CORPORATE
                                                 FRAGRANCES       COLOR         & OTHER       CONSOLIDATED
----------------------------------------------------------------------------------------------------------
2000
Revenue from external customers                 $    488,976   $    263,813   $     56,374    $    809,163
Intersegment revenue                                  22,148         19,838             --          41,986
----------------------------------------------------------------------------------------------------------
Total revenue                                        511,124        283,651         56,374         851,149
==========================================================================================================
Operating income (loss)                               80,598         70,986        (39,391)        112,193
Interest expense                                          --             --         34,165          34,165
----------------------------------------------------------------------------------------------------------
Earnings (loss) from continuing operations
 before income taxes                                  80,598         70,986        (73,556)         78,028
==========================================================================================================
Assets                                               561,160        416,337         95,679       1,073,176
Capital expenditures                                  26,546         12,834          5,819          45,199
Depreciation and amortization                         23,117          9,712         12,725          45,554
Special charges                                           --             --         19,000          19,000

2001
Revenue from external customers                 $    505,197   $    255,131   $     56,619    $    816,947
Intersegment revenue                                  20,476         20,864             --          41,340
----------------------------------------------------------------------------------------------------------
Total revenue                                        525,673        275,995         56,619         858,287
==========================================================================================================
Operating income (loss)                               74,209         69,443        (22,162)        121,490
Interest expense                                          --             --         31,531          31,531
----------------------------------------------------------------------------------------------------------
Earnings (loss) from continuing operations
 before income taxes                                  74,209         69,443        (53,693)         89,959
==========================================================================================================
Assets                                               538,467        465,752        104,674       1,108,893
Capital expenditures                                  22,099         10,498          5,404          38,001
Depreciation and amortization                         24,298          9,830         12,162          46,290

2002
Revenue from external customers                 $    548,889   $    331,533   $     59,464    $    939,886
Intersegment revenue                                  23,298         14,919             --          38,217
----------------------------------------------------------------------------------------------------------
Total revenue                                        572,187        346,452         59,464         978,103
==========================================================================================================
Operating income (loss)                               85,523         80,741        (19,769)        146,495
Interest expense                                          --             --         29,523          29,523
----------------------------------------------------------------------------------------------------------
Earnings (loss) from continuing operations
 before income taxes                                  85,523         80,741        (49,292)        116,972
==========================================================================================================
Assets                                               586,207        551,457        152,307       1,289,971
Capital expenditures                                  32,188         11,758          3,371          47,317
Depreciation and amortization                         24,666         11,000          5,624          41,290

Geographic Information The Company has manufacturing facilities or sales offices in North America, South America, Europe, Asia, Australia and Africa.

                                               2002          2001          2000
-------------------------------------------------------------------------------
Revenue from external customers:
U.S.A.                                  $   488,424   $   397,268   $   407,329
Europe, excluding the United Kingdom        203,211       176,568       166,786
Asia Pacific                                 75,103        67,356        65,708
United Kingdom                               32,165        32,480        37,666
Other                                       140,983       143,275       131,674
-------------------------------------------------------------------------------
Consolidated                            $   939,886   $   816,947   $   809,163
===============================================================================

Long-lived assets:
U.S.A.                                  $   368,816   $   349,716   $   298,081
Europe, excluding the United Kingdom        277,065       168,424       187,105
Asia Pacific                                 10,610        11,104        11,829
United Kingdom                               96,212        93,195        94,533
Other                                        61,690        71,232        73,072
-------------------------------------------------------------------------------
Consolidated                            $   814,393   $   693,671   $   664,620
===============================================================================

13]       DISCONTINUED OPERATIONS

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

Summarized financial information for the discontinued operation is as follows for the years ended December 31:

                                               2002          2001          2000
-------------------------------------------------------------------------------
Revenue                                          --   $    16,810   $   120,232
Earnings before income taxes                     --        15,399         5,264
Income taxes                                     --         6,760         1,999
-------------------------------------------------------------------------------
Earnings from discontinued operations            --   $     8,639   $     3,265
===============================================================================

Earnings from July 1, 2000 to December 31, 2000 were $2,188. The effective tax rates for all years presented is higher than the statutory rate of 35% because of state income taxes.

14]       SPECIAL CHARGES

In April 2001, the Company announced a plan to reduce its workforce by 200 employees. The separation costs were recorded in the Special Charges line in the 2001 consolidated statement of earnings. These employees were terminated as of December 31, 2001.

The Company announced a facilities consolidation plan in December 2000. This plan was implemented to improve manufacturing efficiencies in both the Flavors & Fragrances and the Color businesses. The cost of the plan and other non-recurring items such as name and fiscal year change costs and separation costs incurred in 2000 were reported as special charges in 2000. Based on a review of the business outlook in the second quarter of 2001, this plan was modified. This modification and lower than estimated costs and cash outlays for certain items in the original plan resulted in a reversal of a portion of the special charges reserve. These transactions were included primarily in the Special Charges line in the 2001 consolidated statement of earnings. The employees associated with this plan were terminated as of December 31, 2001.

The following summarizes the programs:

                                                                       ASSET
                                                   SEPARATIONS      IMPAIRMENTS       OTHER           TOTAL
---------------------------------------------------------------------------------------------------------------
December 2000 facilities consolidation plan
Charges                                            $     10,500    $      6,500    $      2,000    $     19,000
Cash spent                                                 (850)             --          (2,000)         (2,850)
Reductions of assets                                         --          (6,500)                         (6,500)
---------------------------------------------------------------------------------------------------------------
Balances at December 31, 2000                             9,650              --                           9,650
Reversal of special charges reserve                      (3,200)             --                          (3,200)
Cash spent                                               (6,150)             --                          (6,150)
---------------------------------------------------------------------------------------------------------------
Balances at December 31, 2001                               300              --                             300
Cash spent                                                 (300)                                           (300)
---------------------------------------------------------------------------------------------------------------
Balances at December 31, 2002                      $         --    $         --    $         --    $         --
===============================================================================================================

April 2001 workforce reduction program
Charges                                            $      3,000    $         --    $         --    $      3,000
Cash spent                                               (3,000)             --              --          (3,000)
---------------------------------------------------------------------------------------------------------------
Balances at December 31, 2001                      $         --    $         --    $         --    $         --
===============================================================================================================

15]       COMMITMENTS AND CONTINGENCIES

The Company leases certain facilities and equipment under operating lease arrangements. Aggregate minimum rental commitments at December 31, 2002 for all noncancelable operating leases with an initial lease term greater than one year are as follows for the years ending December 31,

2003                                  $    5,449
2004                                       4,468
2005                                       2,410
2006                                       1,792
2007                                       1,424
Thereafter                                 5,346
------------------------------------------------
                                      $   20,889
================================================

Rent expense totaled $7,859, $7,629 and $6,554 during the years ended December 31, 2002, 2001 and 2000, respectively.

In connection with the sale of substantially all of the Company's Yeast business on February 23, 2001, the Company has provided the buyer of these operations with indemnification against certain potential liabilities as is customary in transactions of this nature. The period provided for indemnification against most types of claims has now expired, but for specific types of claims including, but not limited to tax and environmental liabilities, the amount of time provided for indemnification is either five years or the applicable statute of limitations. The maximum amount of the Company's liability related to these provisions is capped at approximately 35% of the consideration received in the transaction. In cases where the Company believes it is probable that payments will be required under these provisions, a liability was recognized at the time of the asset sale. The Company believes that the probability of incurring payments under these provisions in excess of the amount of the liability recorded is remote.

The Company is involved in various claims and litigation arising in the normal course of business. In the opinion of management and Company counsel, the ultimate resolution of these actions will not materially affect the consolidated financial statements of the Company.



MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS
Year ended December 31, 2002, 2001 and 2000


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

The Board of Directors pursues its oversight role with respect to the Company's financial statements through the Audit Committee, which is composed solely of selection of the Company's auditors and meets with them and the internal auditors to review the overall scope and specific plans for their respective audits and results from those audits. The Committee also meets with management to review overall accounting policies relating to the reporting of financial results. Both the independent auditors and internal auditors have unrestricted access to the Audit Committee.


/s/ Kenneth P. Manning

Chairman, President and Chief Executive Officer



/s/ Richard F. Hobbs

Vice President, Chief Financial Officer and Treasurer



INDEPENDENT AUDITORS' REPORT

To the Shareholders and Board of Directors of Sensient Technologies Corporation:

We have audited the accompanying consolidated balance sheets of Sensient Technologies Corporation and subsidiaries (the "Company") as of December 31, 2002 and 2001, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2002, and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 3 to the Consolidated Financial Statements, on January 1, 2002, the Company adopted Statements of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets." Also, as discussed in Note 10 to the Consolidated Financial Statements, effective January 1, 2000, the Company changed its method of amortizing unrecognized net gains and losses related to the Company's obligation for postretirement benefits.

/s/ Deloitte & Touche

Milwaukee, Wisconsin
February 13, 2003




QUARTERLY DATA

                                                                                              CONTINUING     CONTINUING
                                                                 EARNINGS                     OPERATIONS     OPERATIONS
IN THOUSANDS                                                       FROM                        EARNINGS       EARNINGS
EXCEPT PER SHARE                                   GROSS        CONTINUING        NET          PER SHARE      PER SHARE
AMOUNTS (unaudited)                REVENUE         PROFIT       OPERATIONS      EARNINGS         BASIC         DILUTED
------------------------------------------------------------------------------------------------------------------------
2002
First Quarter                    $    213,123   $     70,597   $     16,945   $     16,945   $        .36   $        .36
Second Quarter                        239,576         78,333         21,185         21,185            .44            .44
Third Quarter                         237,995         79,609         20,186         20,186            .43            .42
Fourth Quarter                        249,192         79,766         22,374         22,374            .47            .47
------------------------------------------------------------------------------------------------------------------------
2001
First Quarter                    $    195,693   $     62,900   $     11,004   $     18,784   $        .23   $        .23
Second Quarter                        203,927         69,955         18,273         18,273            .38            .38
Third Quarter                         204,083         65,582         15,729         16,588            .33            .33
Fourth Quarter                        213,244         69,183         19,957         19,957            .42            .42
------------------------------------------------------------------------------------------------------------------------

COMMON STOCK PRICES AND DIVIDENDS

                                MARKET PRICE       DIVIDENDS PER
                            HIGH            LOW        SHARE
----------------------------------------------------------------
2002
First Quarter        $     23.39      $    18.06      $    .1325
Second Quarter             25.25           22.37           .1325
Third Quarter              23.49           17.95           .1325
Fourth Quarter             25.96           19.33           .1400
----------------------------------------------------------------
2001
First Quarter        $     23.99      $    20.50      $    .1325
Second Quarter             22.79           17.00           .1325
Third Quarter              22.65           18.15           .1325
Fourth Quarter             21.15           15.55           .1325
----------------------------------------------------------------

FIVE YEAR REVIEW
IN THOUSANDS EXCEPT EMPLOYEE
AND PER SHARE DATA

Years ended December 31, 2002                       2002                         2001                        2000
-----------------------------------------------------------------------------------------------------------------------------
SUMMARY OF OPERATIONS
Revenue                                 $       939,886    100.0%   $       816,947     100.0%   $       809,163    100.0%
Cost of products sold                           631,581     67.2            549,327      67.2            524,960     64.9
Selling and administrative expenses             161,810     17.2            146,130      17.9            153,010     18.9
Special charges                                      --      0.0                 --       0.0             19,000      2.3
-----------------------------------------------------------------------------------------------------------------------------
Operating income                                146,495     15.6            121,490      14.9            112,193     13.9
Interest expense                                 29,523      3.1             31,531       3.9             34,165      4.3
-----------------------------------------------------------------------------------------------------------------------------
Earnings from continuing operations
 before income taxes                            116,972     12.5             89,959      11.0             78,028      9.6
Income taxes                                     36,282      3.9             24,996       3.0             21,681      2.6
-----------------------------------------------------------------------------------------------------------------------------
Earnings from continuing operations              80,690      8.6             64,963       8.0             56,347      7.0
Earnings from discontinued operations                --      0.0              8,639       1.0              3,265      0.4
Accounting change                                    --      0.0                 --       0.0              2,431      0.3
-----------------------------------------------------------------------------------------------------------------------------
Net earnings                            $        80,690      8.6%   $        73,602       9.0%   $        62,043      7.7%
=============================================================================================================================
Basic earnings per share
    Continuing operations               $          1.70             $          1.36              $          1.15
    Discontinued operations                          --                         .18                          .07
    Accounting change                                --                          --                          .05
-----------------------------------------------------------------------------------------------------------------------------
Net earnings                            $          1.70             $          1.54              $          1.27
=============================================================================================================================
Diluted earnings per share
    Continuing operations               $          1.69             $          1.36              $          1.15
    Discontinued operations                          --                          18                          .07
    Accounting change                                --                          --                          .05
-----------------------------------------------------------------------------------------------------------------------------
Net earnings                            $          1.69             $          1.54              $          1.26
=============================================================================================================================
OTHER RELATED DATA
Dividend per share, declared and paid   $         .5375             $           .53              $           .53
Average common shares outstanding:
    Basic                                        47,379                      47,671                       48,898
    Diluted                                      47,788                      47,926                       49,166
Book value per common share             $         10.58             $          9.09              $          8.59
Price range per common share              17.95 - 25.96               15.55 - 23.99                16.00 - 23.19
Share price at December 31                        22.47                       20.81                        22.75
Capital expenditures for continuing
 operations                                      47,317                      38,001                       45,199
Depreciation for continuing
 operations                                      38,899                      37,019                       35,507
Amortization for continuing
 operations                                       2,391                       9,271                       10,047
Total assets                                  1,289,971                   1,108,893                    1,164,248
Long-term debt                                  511,707                     423,137                      417,141
Shareholders' equity                            499,358                     430,816                      417,058
Return on average shareholders'
 equity                                            17.3%                       17.7%                        14.7%
Total debt to total capital                        52.8%                       53.3%                        55.7%
Employees                                         3,572                       3,454                        3,722
-----------------------------------------------------------------------------------------------------------------------------

Years ended December 31, 2002                       1999                     1998
--------------------------------------------------------------------------------------------
SUMMARY OF OPERATIONS
Revenue                                 $       796,250    100.0%   $       719,808    100.0%
Cost of products sold                           526,367     66.1            475,330     66.0
Selling and administrative expenses             145,618     18.3            136,633     19.0
Special charges                                      --      0.0                 --      0.0
--------------------------------------------------------------------------------------------
Operating income                                124,265     15.6            107,845     15.0
Interest expense                                 27,425      3.4             21,977      3.1
--------------------------------------------------------------------------------------------
Earnings from continuing operations
 before income taxes                             96,840     12.2             85,868     11.9
Income taxes                                     30,329      3.8             26,467      3.6
--------------------------------------------------------------------------------------------
Earnings from continuing operations              66,511      8.4             59,401      8.3
Earnings from discontinued operations            15,250      1.9             14,847      2.0
Accounting change                                    --      0.0                 --      0.0
--------------------------------------------------------------------------------------------
Net earnings                            $        81,761     10.3%   $        74,248     10.3%
============================================================================================
Basic earnings per share
    Continuing operations               $          1.32             $          1.16
    Discontinued operations                         .30                         .29
    Accounting change                               --
--------------------------------------------------------------------------------------------
Net earnings                            $          1.63             $          1.45
============================================================================================
Diluted earnings per share
    Continuing operations               $          1.31             $          1.14
    Discontinued operations                         .30                         .29
    Accounting change                               --
--------------------------------------------------------------------------------------------
Net earnings                            $          1.61             $          1.43
============================================================================================
OTHER RELATED DATA
Dividend per share, declared and paid   $           .53             $           .53
Average common shares outstanding:
    Basic                                        50,296                      51,168
    Diluted                                      50,791                      51,883
Book value per common share             $          8.64             $          8.09
Price range per common share              18.25 - 27.38               19.44 - 27.75
Share price at December 31                        20.38                       27.44
Capital expenditures for continuing
 operations                                      50,820                      52,505
Depreciation for continuing
 operations                                      32,709                      30,810
Amortization for continuing
 operations                                       8,095                       6,229
Total assets                                  1,131,713                     995,865
Long-term debt                                  380,378                     291,304
Shareholders' equity                            430,872                     412,591
Return on average shareholders'
 equity                                            19.4%                       18.5%
Total debt to total capital                        52.1%                       45.7%
Employees                                         3,900                       3,943
--------------------------------------------------------------------------------------------

The 2000 results include special charges related to the effect of a permanent health care plan amendment and a facilities consolidation plan of $1.90 million (see Notes 10 and 14).

The 2002 results exclude amortization of goodwill due to an accounting change. Goodwill amortization, net of tax, was $8.0 million, $8.4 million, $7.0 million, and $5.1 million in 2001, 2000, 1999, respectively (see Note 3).