Form 10-K, Exhibit 13
period 2010-12-31
SENSIENT TECHNOLOGIES CORP
filed 2011-02-25
CIK 310142

Exhibit 13.1

“ Sensient had a record-breaking year. All our Groups achieved significant growth. Strategic initiatives position the Company for future success in markets around the world.”
Kenneth P. Manning
Chairman and Chief Executive Officer

FINANCIAL HIGHLIGHTS
in thousands except per share, employee and shareholder data

Years ended December 31,	2010	2009	% Change

Results of operations
Revenue	$1,328,180	$1,201,412	11%
Operating Income	174,577	146,963	19%
Net Earnings	107,144	86,561	24%

Per common share
Net Earnings:
Basic	$2.18	$1.79	22%
Diluted	2.17	1.78	22%
Dividends	0.79	0.76	4%
Book Value	19.70	18.49	7%

Other information
Capital Expenditures	$55,823	$47,716
Depreciation and Amortization	$43,423	$42,183
Total Debt	$349,810	$428,033
Number of Employees	3,618	3,570
Number of Shareholders of Record	2,977	3,082
Average Common Shares Outstanding:
Basic	49,138	48,379
Diluted	49,424	48,641

LETTER TO SHAREHOLDERS

March 15, 2011
2010 was a record year for Sensient Technologies Corporation. We earned all-time record revenue of $1.33 billion, an increase of 10.6% over 2009. The Company’s net earnings reached $107.1 million, which is also an all-time high.
A Record Year
Sensient’s record financial performance in 2010 reflects our Company’s fundamental strengths: we have leading-edge products, worldwide reach, disciplined leadership and a strong balance sheet. All our Groups contributed to the Company’s growth, with the Color Group delivering double digit percentage revenue increases.
Sensient continued to execute our long-term strategic plan in 2010 without interruption. Our well-executed strategic initiatives position Sensient for sustained and robust growth as the global economy recovers.
Wall Street and the larger investment community took notice of Sensient’s strong performance. As of December 31, 2010, the Company’s market capitalization was $1.8 billion, which represents a 42% increase in value compared to December 31, 2009.
On January 21, 2011, the Board of Directors announced an increase in the quarterly cash dividend on the Company’s common stock to 21 cents per share. We believe that shareholders should benefit directly from our continued strong performance. Sensient’s dividend has risen more than 40% over the past five years.
Operating from a Position of Financial Strength
In 2010, Sensient reduced debt by more than $78 million, bringing total debt to $350 million. For the first time since 1999, the Company’s total debt has been reduced below $400 million. Sensient’s total debt to total capital is now below 27%.
Sensient’s financial strength allowed us to make key investments in advanced technology and facilities improvements in 2010. These investments are critical to future growth, and we will continue to make strategic capital investments moving forward.
Leading Products for Global Markets
Sensient is a leading global developer, manufacturer and distributor of advanced color, favor and fragrance systems for manufacturers worldwide. Our products contribute to the success of thousands of consumer goods representing some of the world’s best-known brands. Sensient’s value-added systems are found in food, beverages, cosmetics, pharmaceuticals, inkjet inks and many other consumer and industrial products.
In recent years, Sensient has capitalized on the growing global market for natural colors and favors. Developing high-performance natural products for large-scale industrial use is a challenging task requiring advanced scientific techniques. Today, no competitor’s offerings exceed the quality of Sensient’s natural color and favor systems.
Sensient’s proprietary CO2 extraction capabilities produce natural favor systems used by a wide range of customers. Our emulsion and micro-emulsion technologies provide the foundation of advanced natural color systems used by manufacturers of foods, beverages and cosmetics.
The Company also continues to achieve substantial growth in several non-food sectors with global markets. Our inkjet ink business benefited in 2010 from strong demand for our printing inks. Sensient’s inkjet technology is also used by manufacturers of textiles and sports equipment.
Sensient continues to see growth and opportunity in the worldwide market for pharmaceutical colors and coatings. Sales of natural and synthetic systems for cosmetics are also increasing at a significant rate. We expect revenues from pharmaceutical and cosmetics systems to grow in both established markets and developing nations.
The Company’s product mix reflects the breadth and depth of Sensient’s technological capabilities. We maintain technical services, labs and pilot plants at locations around the world. Our R&D capabilities enable us to customize and extend key products, as well as to develop entirely new offerings.
Strategic Investments in Facilities
Sensient has made strategic capital investments at several facilities so that customers worldwide have greater access to our leading technologies and product development services.
In St. Louis, our investments will significantly increase manufacturing capacity for pharmaceutical coatings and natural food colors. We also enhanced product development and manufacturing capabilities for savory flavors and extractions at our Indianapolis facility.
Sensient recently opened an extensive, state-of-the-art facility in Guangzhou, China. This location brings key Sensient technical operations, including aseptic processing and emulsion production, to one of the most dynamic markets in the world. We conduct business from five locations in China: Guangzhou, Hong Kong, Shanghai, Beijing and Qingdao.
Extending Sales to New Locations
For more than a decade, Sensient has been expanding our global presence. We are a highly regarded development partner and supplier among manufacturers in leading European, Latin American and Asian markets. In 2010, more than 60% of our revenues came from sales outside the United States.
Sensient is now reaching key secondary markets through our extended distribution system. We have added several new locations in Central Europe and Scandinavia.
Looking Forward
Sensient’s solid financial position, disciplined operations and leading technology-based products all contributed to our success in 2010. We have continued to stay the course in a challenging economic environment.
The Company’s strategic initiatives, sound investments and geographic expansion position us to succeed. I am very optimistic about Sensient’s future opportunities.
Sincerely,
Kenneth P. Manning
Chairman and Chief Executive Officer

BUSINESS PROFILE
Sensient develops, manufactures and distributes flavor and fragrance systems that are found in thousands of consumer products worldwide. The Company’s specialty systems are essential components of food, beverage, household and personal care products. Sensient’s value-added flavors and fragrances enable our customers to excel in highly competitive global markets.
STRATEGIC ADVANTAGES
•	Complete product line of proprietary flavors and ingredient systems

•	Industry-leading extraction and reaction flavor technologies

•	Technical capabilities for product development, extension and customization

•	Extensive international sales and technical resources

SENSIENT TECHNOLOGIES
Sensient is a leading developer, producer and supplier of natural and synthetic color systems for customers around the globe. The Company’s high-performance products play a central role in the manufacture of foods and beverages, cosmetics and pharmaceutical colors and coatings, inks for commercial and consumer printers, and colors for agricultural uses, household cleaners and paper products.
STRATEGIC ADVANTAGES
•	A broad product mix serving global markets and multiple regulatory environments

•	Advanced natural color technologies in North America and Europe

•	Expanding technical and manufacturing capabilities in natural colors, pharmaceutical colors and coatings and commercial and desktop inks

•	Leading pigment dispersion, emulsion and coating technology expertise

SENSIENT TECHNOLOGIES

In 2010, Sensient achieved record revenue of $1.33 billion and record earnings of $107.1 million. Sensient increased its quarterly cash dividend to $0.21 per share of common stock on January 21, 2011, allowing shareholders to immediately benefit from the Company’s success. The dividend has increased by more than 40% over the last five years. The Company had record cash flow of $155.7 million in 2010 and reduced debt by $78 million, bringing total debt-to-capital down to 26.2%. We see no obstacles to our future financial performance.

SENSIENT TECHNOLOGIES

Sensient continues to expand sales of our industry-leading natural food and beverage color systems. Sensient is one of the largest and most advanced natural color providers in the world. The Company uses several advanced technologies to produce high-performance natural colors for the global marketplace. In 2010, Sensient expanded R&D and manufacturing capabilities at our main North American color facility in St. Louis, which is the largest color plant in the world. We completed significant improvements to facilities in Germany, Italy and China. The Company also develops and manufactures color systems at facilities in Australia, Brazil, the United Kingdom and other nations.

SENSIENT TECHNOLOGIES
Sensient’s advanced flavor technologies enable us to extend a broad base of flavor systems as well as create entirely new products. The Company’s flavor systems enhance the products of food and beverage manufacturers worldwide. We recently implemented extraction technology that produces significantly more robust flavors than traditional extracts. Sensient’s combination of product depth, industry-leading facilities and global reach helps win new business and makes us a supplier of choice among leading multinationals.

SENSIENT TECHNOLOGIES

Sensient develops high-quality colors and fine chemicals for numerous manufacturing sectors with worldwide markets. The Company’s high-performance inks are used by makers of commercial and consumer inkjet printers, packaging, sports equipment and textiles. We also produce highly purified chemicals called organic photo conductors (OPCs) that are fundamental to the operation of laser printers and photocopiers. Other Sensient color technologies are used in household and institutional cleaners, agricultural applications and many other products.

SENSIENT TECHNOLOGIES
Sensient continues to find significant growth in the global market for colors used in pharmaceutical and cosmetics manufacturing. The Company’s natural and synthetic color and coating systems for pharmaceuticals are increasingly sought by customers in North America, Asia and Europe. Sensient also develops and markets advanced systems for cosmetics to meet a growing global demand for health and beauty products. In 2010, the Company’s cosmetics and pharmaceutical businesses both achieved double digit percentage sales growth.

SENSIENT TECHNOLOGIES

Indianapolis, Indiana, U.S.A.

Granada, Spain

SENSIENT

Bremen, Germany

Naarden, Netherlands

SENSIENT

Tijuana, Mexico

Budapest, Hungary

Leipzig, Germany

SENSIENT

Strasbourg, France

SENSIENT

Auckland, New Zealand

St. Louis, Missouri, U.S.A.

Sensient’s global reach enables us to meet diverse customer needs, access key markets and differentiate our Company from competitors. Sensient now operates from 75 locations in 35 nations. Sensient recently opened a new flagship facility in Guangzhou, China. This location positions us for growth in China with advanced research, application development and production capabilities. The Company also expanded our St. Louis facility to increase manufacturing capacity for natural colors and pharmaceutical coatings. Sensient recently established locations in several growing European markets as well, including Poland, Romania and the Ukraine.

SENSIENT

Guangzhou, China

Milan, Italy

SENSIENT

Mexico City, Mexico

Barcelona, Spain

Turlock, California, U.S.A.

SENSIENT

Livingston, California, U.S.A.

SENSIENT

Melbourne, Australia

Halton Hills, Ontario, Canada

Bletchley, UK

SENSIENT

Lausanne, Switzerland

FINANCIAL REVIEW 2010
TABLE OF CONTENTS

19	Management’s Discussion & Analysis of Operations & Financial Condition

27	Consolidated Statements of Earnings

28	Consolidated Balance Sheets

29	Consolidated Statements of Cash Flows

30	Consolidated Statements of Shareholders’ Equity

32	Notes to Consolidated Financial Statements

46	Management’s Report on Internal Control Over Financial Reporting

47	Report of Independent Registered Public Accounting Firm

48	Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

49	Quarterly Data

49	Common Stock Prices and Dividends

49	Company Stock Performance

50	Five Year Review

52	Directors & Officers

Inside back cover	Investor Information

Management’s Discussion & Analysis of Operations & Financial Condition	Sensient Technologies Corporation Annual Report 2010
OVERVIEW
For the year ended December 31, 2010, Sensient Technologies Corporation (the “Company”) reported record revenue at the consolidated level and at each of its groups. Earnings per share reached new all-time highs for each quarter and for the year in 2010. The Company also continued to strengthen its financial position in 2010. Cash flows from operating activities were up 12.6% to a record level, allowing the Company to reduce debt by over $78 million in 2010 and more than $130 million in the last two years. The Company continued to expand its geographical presence through its extended distribution system by opening new locations in Central Europe in 2010.
In 2010, the Company finalized the insurance settlements for the environmental claims related to the $11.3 million of charges (fourteen cents per share after tax) recorded in 2009. Additional insurance proceeds received during the current year on this matter increased 2010 operating profit by $1.5 million (two cents per share after tax). The following table summarizes the impact of the settlement of environmental claims on Sensient’s operating income and diluted earnings per share:

	2010		2009
(in thousands		Diluted		Diluted
except per	Operating	Earnings	Operating	Earnings
share amounts)	Income	per Share	Income	per Share

As reported	$174,577	$2.17	$146,963	$1.78
Settlement charges (gain)	(1,458)	(0.02)	11,297	0.14

	$173,119	$2.15	$158,260	$1.92

Revenue
(In Billions)
Consolidated revenue was $1.33 billion in 2010, an increase of 10.6% from $1.20 billion reported in 2009. Sensient’s operating income was $174.6 million in 2010, up 18.8% from $147.0 million in 2009. Excluding the impact of the settlement of environmental claims, operating income was up 9.4%. The impact of foreign currency translation increased revenue and operating income by approximately 1%. Diluted earnings per share, as reported, were $2.17 in 2010 compared to $1.78 in 2009. Excluding the impact of the settlement of environmental claims, diluted earnings per share were up 12.0%. Cash flows from operating activities were $155.7 million, an increase of 12.6% from $138.3 million reported in 2009. Total debt was reduced by $78.2 million during 2010 as a result of the strong cash flow. Sensient’s debt to capital ratio improved to 26.2% at December 31, 2010, compared to 32.0% at the end of 2009.
Additional information on these items is included in the Results of Operations.
RESULTS OF OPERATIONS
2010 vs. 2009
Sensient’s revenue increased 10.6% in 2010 to $1.33 billion from $1.20 billion in 2009. Revenue in the Flavors & Fragrances Group was $809.1 million in 2010, an increase of 4.7% from $772.9 million in 2009. Color Group revenue of $447.5 million was 19.4% higher than 2009 revenue of $374.8 million. Corporate and Other revenue, which includes the Company’s operations in the Asia Pacific region and China, increased 28.0% in 2010. The impact of foreign currency translation increased consolidated revenue in 2010 by less than 1%. Additional information on group results can be found in the Segment Information section.
The Company’s gross margin was 30.7% in both 2010 and 2009. The impact of increased selling prices and favorable product mix was offset by the impact of higher raw material and manufacturing costs in 2010.
Selling and administrative expense as a percent of revenue was 17.6% in 2010 compared to 18.5% in 2009. In 2009, the Company recorded charges of approximately $11.3 million, or 0.9% of revenue, for the settlement of environmental claims against the Company. The Company also recorded a gain in 2010 of $1.5 million due to additional insurance proceeds received on the environmental claims. The increase of selling and

Management’s Discussion & Analysis
of Operations & Financial Condition (continued)
administrative expenses in 2010 was attributable to the expansion of the Company’s sales force to penetrate new geographical markets in Central Europe. Sensient expects to realize benefits from this geographical expansion in 2011.
Operating income was $174.6 million in 2010 compared to $147.0 million in 2009, an increase of 18.8%. Approximately half of the increase is due to higher sales and the remaining amount is due to the impact of the prior year environmental settlement. Additional information on group results can be found in the Segment Information section.
Interest expense decreased 14.3% to $20.4 million in 2010 from $23.8 million in 2009. The decrease is due to lower average outstanding debt balances partially offset by higher interest rates.
The effective income tax rate was 30.5% in 2010 and 29.7% in 2009. The effective tax rates for both 2010 and 2009 were reduced by discrete items, including the favorable resolution of prior years’ tax matters. In total, these discrete items reduced the effective tax rate for 2010 and 2009 by 2.4% and 2.5%, respectively.

	2010	2009

Rate excluding discrete items	32.9%	32.2%
Discrete items	(2.4%)	(2.5%)

Reported effective tax rate	30.5%	29.7%

The effective tax rate for 2011 is expected to be approximately 33% prior to the recording of any discrete items.
SEGMENT INFORMATION
The Company determines its operating segments based on information utilized by the chief operating decision maker to allocate resources and assess performance. The Company’s reportable segments consist of the Flavors & Fragrances Group and the Color Group. The results of two additional operating segments, the Asia Pacific Group and the China Group, are reported in the Corporate and Other segment.
Flavors & Fragrances Revenue for the Flavors & Fragrances Group for 2010 increased 4.7% to $809.1 million from $772.9 million in 2009. The Group reported higher volumes ($41.9 million) partially offset by lower selling prices ($6.5 million). The higher volumes occurred primarily in North America, both in traditional flavors and in dehydrated flavors, and in Europe. The decrease in revenue due to lower selling prices was primarily related to dehydrated flavors in North America partially offset by higher selling prices in Europe.
Gross margin was 26.4% of revenue in 2010 and 27.3% in 2009. The decrease is primarily due to the lower selling prices in dehydrated flavors combined with higher manufacturing costs in traditional flavors. Sensient also was negatively impacted by higher raw materials costs in dehydrated flavors in the first part of 2010 but realized improvement in this area as the year progressed and expects continued improvement in 2011.
The Flavors & Fragrances Group operating income was $122.0 million in 2010 compared to $124.5 million in 2009. The decrease in operating profit was related to operations in North America ($4.1 million) and Europe ($1.0 million) partially offset by higher operating profit in Latin America ($1.0 million) and the favorable impact of foreign currency translation ($1.6 million). The lower profit in North America was primarily related to the lower margin in the first part of the year for dehydrated flavors discussed above. The lower profit in Europe was primarily driven by higher manufacturing costs partially offset by higher selling prices. The higher profit in Latin America was primarily driven by lower raw material costs. Operating income as a percent of revenue was 15.1% in 2010 and 16.1% in 2009 primarily for the reasons discussed above.
Color The Color Group revenue increased 19.4% in 2010 to $447.5 million from $374.8 million in 2009. The increase in revenue was driven by higher sales of food and beverage colors ($41.3 million) combined with higher sales of non-food colors ($31.1 million). The higher sales of food and beverage colors were driven by higher volumes across all major markets and higher selling prices. The higher sales of non-food colors were primarily due to increased volume across all the major product lines.
Gross margin for the Color Group increased 70 basis points to 34.4% in 2010 compared to 33.7% in 2009. Higher selling prices more than offset increased raw material and manufacturing costs.

Sensient Technologies Corporation Annual Report 2010
Color Group operating income increased 31.9% to $77.4 million from $58.7 million in 2009. The increase in operating income was primarily attributable to higher sales of food and beverage colors ($11.7 million) and non-food colors ($7.3 million). The higher operating income from food and beverage colors was primarily due to the impact of higher selling prices and volumes partially offset by higher raw material costs. The increase in operating income for non-food colors was primarily due to the higher volumes. Operating income as a percent of revenue increased 160 basis points to 17.3% from 15.7% in 2009 primarily due to the reasons described above.
2009 vs. 2008
The Company reported revenue in 2009 of $1.20 billion versus $1.25 billion in 2008. Revenue in the Flavors & Fragrances Group was $772.9 million compared to $800.8 million in 2008. Color Group revenue was $374.8 million and $402.4 million in 2009 and 2008, respectively. Corporate and Other revenue, which includes the Company’s operations in the Asia Pacific region and China, increased 2.9% in 2009. The impact of foreign currency translation decreased consolidated revenue in 2009 by approximately $53.5 million, or 4.3%. In local currency, consolidated revenue was up 0.2% in 2009. Additional information on group results can be found in the Segment Information section.
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
SEGMENT INFORMATION
Flavors & Fragrances The Flavors & Fragrances Group revenue for the year ended December 31, 2009, decreased 3.5% to $772.9 million from $800.8 million in 2008. The unfavorable impact of foreign currency translation decreased revenue by $31.6 million, or 4.0%. Increases in selling prices ($29.0 million) were partially offset by lower volumes ($25.3 million). The increased selling prices occurred in all regions of the Group. The volume decrease occurred primarily in North America and was due to soft customer demand and inventory destocking. Demand was partly impacted by a decrease in customer new product introductions in 2009.

Management’s Discussion & Analysis
of Operations & Financial Condition (continued)
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
Debt to Total Capital
(At December 31)
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
The Company’s ratio of debt to total capital improved to 26.2% at December 31, 2010, compared to 32.0% and 37.0% at December 31, 2009 and 2008, respectively. The improvement in 2010 resulted from both a reduction in debt and an increase in equity. Debt was reduced by $78.2 million since December 31, 2009, and by $130.1 million since December 31, 2008.
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

Sensient Technologies Corporation Annual Report 2010
Net cash provided by operating activities was $155.7 million in 2010, $138.3 million in 2009 and $87.0 million in 2008. Operating cash flow provided the primary source of funds for operating needs, capital expenditures, shareholder dividends and net debt repayments. The increase in net cash provided by operating activities in 2010 was primarily due to higher earnings. Cash from operating activities was reduced in 2010 due to an increase in net working capital in 2010 as a result of the payment of liabilities related to the environmental settlement, net of insurance receipts, and an increase in accounts receivable related to the higher sales level in 2010.
Capital Expenditures/Depreciation
(In Millions)
Net cash used in investing activities was $55.1 million in 2010, $48.0 million in 2009 and $50.0 million in 2008. Capital expenditures were $55.8 million in 2010, $47.7 million in 2009 and $53.7 million in 2008.
Net cash used in financing activities was $97.5 million in 2010, $80.4 million in 2009 and $38.4 million in 2008. The Company had net reductions in debt of $72.6 million in 2010, $54.5 million in 2009 and $21.6 million in 2008. In each of the last three years, the Company was able to finance capital expenditures and dividend payments and still reduce debt levels. The Company maintains debt levels it considers prudent based on its cash flows, interest coverage and percentage of total debt to total capital.
Dividends Paid Per Share
The Company has paid uninterrupted quarterly cash dividends since commencing public trading in its stock in 1962. The Company’s quarterly dividend was 20 cents per share since the second quarter of 2010 when it was increased from 19 cents per share. Dividends paid per share were 79 cents in 2010, 76 cents in 2009 and 74 cents in 2008. Total dividends paid were $39.0 million, $37.0 million and $35.6 million in 2010, 2009 and 2008, respectively.
With the exception of the increase in raw material costs discussed above, the impact of inflation on both the Company’s financial position and its results of operations has been minimal and is not expected to adversely affect 2011 results.
ISSUER PURCHASES OF EQUITY SECURITIES
There have been no purchases of Company stock in the last three years. On April 27, 2001, the Board approved a share repurchase program under which the Company is authorized to repurchase up to 5.0 million shares of Company stock in addition to amounts remaining from prior Board authorizations. As of December 31, 2010, 3.0 million shares were available to be repurchased under existing authorizations. The Company’s share repurchase program has no expiration date.
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

Management’s Discussion & Analysis
of Operations & Financial Condition (continued)
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
Goodwill Valuation The Company reviews the carrying value of goodwill annually utilizing several valuation methodologies, including a discounted cash flow model. The Company completed its annual goodwill impairment test under Accounting Standards Codification (“ASC”) 350, Intangibles - Goodwill and Other, in the third quarter of 2010. In conducting its annual test for impairment, the Company estimates the fair value for each of its reporting units and compares each of these values to the net book value of each reporting unit. Fair value is estimated using both a discounted cash flow analysis and an analysis of comparable company market values. If the fair value of a reporting unit exceeds its net book value, no impairment exists. The Company has three reporting units that had goodwill recorded and were tested for impairment. The Flavors and Fragrances reporting unit and the Asia Pacific reporting unit had fair values that were over 100% above their respective net book values. The fair value of the Color reporting unit had a fair value that was over 30% above its net book value. Changes in estimates of future cash flows caused by items such as unforeseen events or changes in market conditions could negatively affect the reporting units’ fair value and result in an impairment charge.
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

Sensient Technologies Corporation Annual Report 2010
The Company does not hold or issue derivative financial instruments for trading purposes. Note 1 and Note 4 to the Consolidated Financial Statements include a discussion of the Company’s accounting policies for financial instruments.
A key part of the Company’s strategy is to expand into new geographic markets. Because the Company manufactures and sells its products throughout the world, it is exposed to movements in foreign currency exchange rates. The major foreign currency exposures involve the markets in Western Europe, Mexico and Canada. The primary purpose of the Company’s foreign currency hedging activities is to protect against the volatility associated with foreign currency sales, purchases of materials, and other assets and liabilities created during the normal course of business. The Company generally utilizes foreign exchange contracts with durations of less than 12 months that may or may not be designated as cash flow hedges under ASC 815, Derivatives and Hedging. At December 31, 2010 and 2009, the net fair values of these instruments, based on dealer quotes, were liabilities of $0.1 million and $0.3 million, respectively. At December 31, 2010 and 2009, the potential gain or loss in the fair value of the Company’s outstanding foreign exchange contracts, assuming a hypothetical 10% fluctuation in the currencies of such contracts, would be approximately $1.1 million and $2.4 million, respectively. However, any change in the value of the contracts, real or hypothetical, would be significantly offset by a corresponding change in the value of the underlying hedged items. In addition, this hypothetical calculation assumes that each exchange rate would change in the same direction relative to the U.S. dollar.
The Company has certain debt denominated in Swiss Francs and Euros. These non-derivative debt instruments act as partial hedges of the Company’s Swiss Franc and Euro net asset positions. The potential increase or decrease in the annual U.S. dollar interest expense of the Company’s outstanding foreign currency-denominated debt, assuming a hypothetical 10% fluctuation in the currencies of such debt, would be approximately $0.5 million and $0.6 million at December 31, 2010 and 2009, respectively. However, any change in interest expense from fluctuations in currency, real or hypothetical, would be significantly offset by a corresponding change in the value of the foreign income before interest. In addition, this hypothetical calculation assumes that each exchange rate would change in the same direction relative to the U.S. dollar.
The Company manages its debt structure and interest rate risk through the use of fixed rate and floating rate debt and through the use of derivatives. The Company’s primary exposure is to interest rates in the U.S. and Western Europe. At December 31, 2010 and 2009, the potential increase or decrease in annual interest expense, assuming a hypothetical 10% fluctuation in interest rates of floating rate debt, would be approximately $0.2 million in both years.
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
CONTRACTUAL OBLIGATIONS
The Company is subject to certain contractual obligations, including long-term debt, operating leases, manufacturing purchases and pension benefit obligations. The Company has unrecognized tax benefits of $9.4 million as of December 31, 2010. However, the Company cannot make a reasonably reliable estimate of the period of potential cash settlement of the liabilities and, therefore, has not included unrecognized tax benefits in the following table of significant contractual obligations as of December 31, 2010.

Management’s Discussion & Analysis
of Operations & Financial Condition (continued)

PAYMENTS DUE BY PERIOD
(in thousands)	Total	1 year	2-3 years	4-5 years	> 5 years

Long-term debt	$324,360	$102,617	$119,651	$24,351	$77,741
Interest payments on long-term debt	53,975	15,851	23,941	12,272	1,911
Operating lease obligations	19,333	6,874	7,030	2,282	3,147
Manufacturing purchase commitments	106,448	91,564	14,884	—	—
Pension funding obligations	56,835	2,697	32,030	5,319	16,789

Total contractual obligations	$560,951	$219,603	$197,536	$44,224	$99,588

OFF-BALANCE SHEET ARRANGEMENTS
The Company had no off-balance sheet arrangements as of December 31, 2010.
FORWARD-LOOKING STATEMENTS
This document contains forward-looking statements that reflect management’s current assumptions and estimates of future economic circumstances, industry conditions, Company performance and financial results. Forward-looking statements include statements in the future tense, statements referring to any period after December 31, 2010, and statements including the terms “expect,” “believe,” “anticipate” and other similar terms that express expectations as to future events or conditions. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for such forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that could cause actual events to differ materially from those expressed in those statements. A variety of factors could cause the Company’s actual results and experience to differ materially from the anticipated results. These factors and assumptions include the pace and nature of new product introductions by the Company’s customers; the Company’s ability to successfully implement its growth strategies; the outcome of the Company’s various productivity-improvement and cost-reduction efforts; changes in costs of raw materials and energy; industry and economic factors related to the Company’s domestic and international business; competition from other suppliers of colors, flavors and fragrances; growth or contraction in markets for products in which the Company competes; terminations and other changes in customer relationships; industry acceptance of price increases; currency exchange rate fluctuations; cost and availability of credit; and the matters discussed above including the critical accounting policies described therein. The Company does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized.

Consolidated Statements of Earnings	Sensient Technologies Corporation Annual Report 2O1O

(in thousands except per share amounts) Years ended December 31,	2010	2009	2008

Revenue	$1,328,180	$1,201,412	$1,252,620
Cost of products sold	919,821	832,382	871,754
Selling and administrative expenses	233,782	222,067	219,267

Operating Income	174,577	146,963	161,599
Interest expense	20,384	23,788	32,306

Earnings Before Income Taxes	154,193	123,175	129,293
Income taxes	47,049	36,614	38,432

Net Earnings	$107,144	$86,561	$90,861

Earnings per share:
Basic	$2.18	$1.79	$1.91
Diluted	$2.17	$1.78	$1.89
Average common shares outstanding:
Basic	49,138	48,379	47,654
Diluted	49,424	48,641	48,131

See notes to consolidated financial statements.

Consolidated Balance Sheets

(in thousands except share and per share amounts) December 31,	2010	2009

Assets
Current Assets:
Cash and cash equivalents	$14,255	$12,219
Trade accounts receivable, less allowance for losses of $3,999 and $3,427, respectively	218,614	200,186
Inventories	392,166	390,011
Prepaid expenses and other current assets	34,676	42,668
Deferred income taxes	12,594	13,025

Total current assets	672,305	658,109
Other assets	36,093	38,349
Intangible assets — at cost, less accumulated amortization of $12,281 and $11,014, respectively	13,219	13,621
Goodwill	445,115	455,995
Property, Plant and Equipment:
Land	49,760	49,429
Buildings	293,605	293,200
Machinery and equipment	648,985	630,420
Construction in progress	32,797	20,211

	1,025,147	993,260
Less accumulated depreciation	(592,611)	(567,643)

	432,536	425,617

Total assets	$1,599,268	$1,591,691

Liabilities and Shareholders’ Equity
Current Liabilities:
Trade accounts payable	$95,852	$88,915
Accrued salaries, wages and withholdings from employees	26,822	22,568
Other accrued expenses	49,819	64,789
Income taxes	7,120	692
Short-term borrowings	25,450	39,181
Current maturities of long-term debt	—	—

Total current liabilities	205,063	216,145
Deferred income taxes	21,034	12,810
Other liabilities	12,279	14,393
Accrued employee and retiree benefits	52,747	50,796
Long-term debt	324,360	388,852
Shareholders’ Equity:
Common stock, par value $0.10 a share, authorized 100,000,000 shares; issued 53,954,874 shares	5,396	5,396
Additional paid-in capital	89,027	85,504
Earnings reinvested in the business	991,094	922,963
Treasury stock, 4,345,712 and 5,182,710 shares, respectively, at cost	(87,102)	(103,878)
Accumulated other comprehensive loss	(14,630)	(1,290)

	983,785	908,695

Total liabilities and shareholders’ equity	$1,599,268	$1,591,691

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows	Sensient Technologies Corporation Annual Report 2010

(in thousands) Years ended December 31,	2010	2009	2008

Cash Flows from Operating Activities
Net earnings	$107,144	$86,561	$90,861
Adjustments to arrive at net cash provided by operating activities:
Depreciation and amortization	43,423	42,183	44,445
Share-based compensation	5,678	3,860	3,798
Loss on assets	1,382	1,819	1,358
Deferred income taxes	8,685	(3,895)	3,329
Changes in operating assets and liabilities:
Trade accounts receivable	(20,229)	5,013	(16,908)
Inventories	(4,191)	1,190	(40,591)
Prepaid expenses and other assets	9,370	(14,602)	(672)
Accounts payable and other accrued expenses	(7,757)	14,058	(2,216)
Accrued salaries, wages and withholdings from employees	5,053	(1,557)	2,084
Income taxes	2,699	965	1,939
Other liabilities	4,468	2,741	(453)

Net cash provided by operating activities	155,725	138,336	86,974

Cash Flows from Investing Activities
Acquisition of property, plant and equipment	(55,823)	(47,716)	(53,680)
Proceeds from sale of assets	172	109	2,064
Other investing activities	528	(440)	1,661

Net cash used in investing activities	(55,123)	(48,047)	(49,955)

Cash Flows from Financing Activities
Proceeds from additional borrowings	139,344	222,553	112,514
Debt payments	(211,935)	(277,064)	(134,135)
Dividends paid	(39,013)	(37,042)	(35,597)
Proceeds from options exercised and other equity transactions	14,063	11,185	18,862

Net cash used in financing activities	(97,541)	(80,368)	(38,356)

Effect of exchange rate changes on cash and cash equivalents	(1,025)	(6,200)	(687)

Net increase (decrease) in cash and cash equivalents	2,036	3,721	(2,024)
Cash and cash equivalents at beginning of year	12,219	8,498	10,522

Cash and cash equivalents at end of year	$14,255	$12,219	$8,498

Cash paid during the year for:
Interest	$19,932	$26,982	$31,975
Income taxes	32,668	36,801	28,424
Capitalized interest	810	840	1,999

See notes to consolidated financial statements.

Consolidated Statements of Shareholders’ Equity

		Additional
	Common	Paid-in
(in thousands except share and per share amounts)	Stock	Capital

Balances at December 31, 2007	$5,396	$75,233
Net earnings
Unrealized loss on cash flow hedges, arising during the period, net of tax of $13
Reclassification adjustment for cash flow hedges included in net income, net of tax of $3
Pension adjustment, net of tax of $1,473
Foreign currency translation

Total comprehensive income

Cash dividends paid — $0.74 a share
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
Net earnings
Unrealized gain on cash flow hedges, arising during the period, net of tax of $118
Reclassification adjustment for cash flow hedges included in net income, net of tax of $141
Pension adjustment, net of tax of $3,329
Foreign currency translation

Total comprehensive income

Cash dividends paid — $0.76 a share
Share-based compensation		4,088
Stock options exercised		901
Nonvested stock issued upon vesting		(1,830)
Benefit plans		34
Other		50

Balances at December 31, 2009	5,396	85,504
Net earnings
Unrealized gain on cash flow hedges, arising during the period, net of tax of $90
Reclassification adjustment for cash flow hedges included in net income, net of tax of $41
Pension adjustment, net of tax of $504
Foreign currency translation

Total comprehensive income

Cash dividends paid — $0.79 a share
Share-based compensation		5,746
Stock options exercised		1,365
Nonvested stock issued upon vesting		(4,609)
Benefit plans		184
Other		837

Balances at December 31, 2010	$5,396	$89,027

See notes to consolidated financial statements.

Sensient Technologies Corporation Annual Report 2010

			Accumulated
Earnings			Other	Total
Reinvested in	Treasury Stock		Comprehensive	Comprehensive
the Business	Shares	Amount	Income (Loss)	Income

$818,180	6,603,650	$(132,358)	$47,970
90,861				$90,861
			(91)	(91)
			18	18
			3,574	3,574
			(77,759)	(77,759)

				$16,603

(35,597)
	59,400	(1,191)
	(759,241)	15,217
	(84,200)	1,688
	(21,312)	427

873,444	5,798,297	(116,217)	(26,288)
86,561				$86,561
			826	826
			(987)	(987)
			(6,136)	(6,136)
			31,295	31,295

				$111,559

(37,042)
	11,400	(228)
	(502,167)	10,065
	(91,300)	1,830
	(33,520)	672

922,963	5,182,710	(103,878)	(1,290)
107,144				$107,144
			628	628
			(284)	(284)
			910	910
			(14,594)	(14,594)

				$93,804

(39,013)
	3,400	(68)
	(582,174)	11,668
	(229,951)	4,609
	(28,273)	567

$991,094	4,345,712	$(87,102)	$(14,630)

Notes to Consolidated Financial Statements
Years ended December 31, 2010, 2009 and 2008
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
Inventories Inventories are stated at the lower of cost or market. Market is determined on the basis of estimated realizable values. Cost is determined using the first-in, first-out (“FIFO”) method with the exception of certain locations of the Flavors & Fragrances Group where cost is determined using a weighted average method. Inventories include finished and in-process products totaling $261.6 million and $275.5 million at December 31, 2010 and 2009, respectively, and raw materials and supplies of $130.6 million and $114.5 million at December 31, 2010 and 2009, respectively.
Property, Plant and Equipment Property, plant and equipment are recorded at cost reduced by accumulated depreciation. Depreciation is provided over the estimated useful life of the related asset using the straight-line method for financial reporting. The estimated useful lives for buildings and leasehold improvements range from 5 to 40 years. Machinery and equipment have useful lives ranging from 3 to 20 years. Interest costs on significant projects constructed or developed for the Company’s own use are capitalized as part of the asset.
Goodwill and Other Intangible Assets The carrying value of goodwill and other intangible assets with indefinite lives is evaluated for impairment on an annual basis or when an indicator of impairment occurs. The impairment assessment includes comparing the carrying amount of net assets, including goodwill, of each reporting unit to its respective fair value as of the date of the assessment. Fair value was estimated based upon an evaluation of the reporting unit’s estimated future discounted cash flow as well as the public trading and private transaction valuation multiples for comparable companies. Such determination of fair value yielded no impairment in 2010, 2009 or 2008.
The cost of intangible assets with determinable useful lives is amortized on a straight-line basis to reflect the pattern of economic benefits consumed, ranging from 5 to 20 years. These assets include technological know-how, customer relationships, patents, trademarks and non-compete agreements, among others.

Sensient Technologies Corporation Annual Report 2010
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
Commodity Purchases The Company purchases certain commodities in the normal course of business that result in physical delivery of the goods and, hence, are excluded from Accounting Standards Codification (“ASC”) 815, Derivatives and Hedging.
Translation of Foreign Currencies For all significant foreign operations, the functional currency is the local currency. Assets and liabilities of foreign operations are translated into U.S. dollars at current exchange rates. Revenue and expense accounts are translated into U.S. dollars at average exchange rates prevailing during the year. Adjustments resulting from the translation of foreign accounts into U.S. dollars are recorded in foreign currency translation in OCI. Transaction gains and losses that occur as a result of transactions denominated in non-functional currencies are included in earnings and were not significant during the three-year period ended December 31, 2010.
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

Notes to Consolidated Financial Statements (CONTINUED)
Years ended December 31, 2010, 2009 and 2008
Earnings Per Share. The difference between basic and diluted EPS is the dilutive effect of stock options and nonvested stock. Diluted EPS assumes that nonvested stock has vested and all dilutive stock options, for which the average market price exceeds the exercise price (in-the-money), are exercised. Stock options for which the exercise price exceeds the average market price (out-of-the-money) have an anti-dilutive effect on EPS, and accordingly, are excluded from the calculation. Weighted-average common shares for the computation of EPS were:

(in thousands)	2010	2009	2008

Basic weighted-average shares outstanding	49,138	48,379	47,654
Diluted weighted-average shares outstanding	49,424	48,641	48,131
For the years 2010, 2009 and 2008, options for 0.01 million shares, 0.2 million shares and 0.1 million shares, respectively, with weighted-average exercise prices of $30.07, $24.11 and $26.52, respectively, were excluded from the diluted EPS calculation because their exercise prices were greater than the average market price of the common stock and their inclusion in the calculation would have been anti-dilutive. All earnings per share amounts are presented on a diluted basis unless otherwise noted.
Accumulated Other Comprehensive (Loss) Income Accumulated OCI is composed primarily of foreign currency translation, minimum pension liability and unrealized gains or losses on cash flow hedges. The components of OCI at December 31 were:

(in thousands)	2010	2009

Foreign currency translation	$(1,475)	$13,140
Pension liability (net of tax)	(13,324)	(14,255)
Unrealized gain (loss) on cash flow hedges (net of tax)	169	(175)

Accumulated other comprehensive loss	$(14,630)	$(1,290)

Research and Development Research and development costs are recorded in selling and administrative expenses in the year they are incurred. Research and development costs were $30.6 million, $29.3 million and $28.3 million during the years ended December 31, 2010, 2009 and 2008, respectively.
Advertising Advertising costs are recorded in selling and administrative expenses as they are incurred. Advertising costs were $1.5 million, $1.1 million and $1.3 million during the years ended December 31, 2010, 2009 and 2008, respectively.
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
Subsequent Events The Company performed an evaluation of subsequent events through the date these financial statements were issued.
2.
Goodwill and Intangible Assets
At December 31, 2010 and 2009, the Company does not have any intangible assets other than goodwill that are not subject to amortization. The following table summarizes intangible assets with determinable useful lives by major category as of December 31, 2010 and 2009:

	Weighted Average	2010		2009
(in thousands except weighted	Amortization		Accumulated		Accumulated
average amortization years)	Years	Cost	Amortization	Cost	Amortization

Technological know-how	20.0	$8,840	$(4,242)	$8,609	$(3,744)
Customer relationships	20.0	7,222	(3,078)	7,185	(2,690)
Patents, trademarks, non-compete agreements and other	17.5	9,438	(4,961)	8,841	(4,580)

Total finite-lived intangibles	19.1	$25,500	$(12,281)	$24,635	$(11,014)

Sensient Technologies Corporation Annual Report 2010
Amortization of intangible assets was $1.3 million, $1.3 million and $1.6 million in 2010, 2009 and 2008, respectively. Estimated amortization expense each year for the five years subsequent to December 31, 2010, is $1.1 million in each year from 2011 through 2015.
The changes in goodwill for the years ended December 31, 2010 and 2009, by reportable business segment, were as follows:

	Flavors &		Corporate
(in thousands)	Fragrances	Color	& Other	Consolidated

Balance as of December 31, 2008	$131,942	$304,781	$3,693	$440,416
Currency translation impact	7,149	8,472	(42)	15,579

Balance as of December 31, 2009	139,091	313,253	3,651	455,995
Currency translation impact	(2,699)	(8,638)	457	(10,880)

Balance as of December 31, 2010	$136,392	$304,615	$4,108	$445,115

3.
Debt
Long-term Debt Long-term debt consisted of the following unsecured obligations at December 31:

(in thousands)	2010	2009

4.91% senior notes due through May 2017	$110,000	$—
5.85% Euro-denominated senior notes due November 2013	25,876	27,689
7.31% senior notes due November 2013	25,000	25,000
5.78% Euro-denominated senior notes due November 2011	51,753	55,377
7.17% senior notes due November 2011	30,000	30,000
Floating rate Euro-denominated senior notes	—	27,689
6.68% senior notes due through January 2011	2,143	4,286
6.77% senior notes due through January 2010	—	15,000
Floating rate term loan due June 2012	46,625	99,750
Long-term revolving loan agreement	28,871	98,912
Various other notes	4,092	5,149

	324,360	388,852
Less current maturities	—	—

Total long-term debt	$324,360	$388,852

In March 2009, the Company borrowed $105 million under a senior unsecured term loan agreement (“Term Loan”) with a group of five banks. The Term Loan matures on June 15, 2012, and the interest rate on the Term Loan is based on floating rates at the Company’s election of either (1) the higher of (a) the prime rate or (b) the federal funds rate plus 0.5% or (2) a Eurodollar base rate derived from LIBOR plus a margin (initially 225 basis points but subject to adjustment as the Company’s leverage ratio changes). The Company may prepay the Term Loan in whole or in part prior to the maturity date without any penalty.
In November 2009, the Company entered into an agreement to issue U.S. dollar denominated debt totaling $110 million through a private placement of notes with a group of four financial institutions. These notes were issued in May 2010 and have a fixed coupon rate of 4.91% with a final maturity date of May 2017. Proceeds from the sale of the notes have been used to repay existing indebtedness and for general corporate purposes.
The Company has a $300 million multi-currency revolving credit facility with a group of seven banks. This credit facility matures in June 2012 and is unsecured. Interest rates on borrowings with three days notice are determined based upon LIBOR plus a margin subject to adjustment based on the Company’s debt to EBITDA ratio, as defined, or the rating accorded the Company’s senior debt by Standard & Poor’s and Moody’s, which-

Notes to Consolidated Financial Statements (CONTINUED)
Years ended December 31, 2010, 2009 and 2008
ever is more favorable to the Company. Without three days notice, interest is based on the higher of the prime rate or the federal funds rate plus 0.50%.
The Company’s floating rate long-term Euro-denominated notes, which were paid off on May 28, 2010, had average coupon rates of 2.58% and 3.62% for the years ended December 31, 2010 and 2009, respectively. The borrowings under the long-term revolving loan agreement had an average interest rate of 0.65% and 0.85% for the year ended December 31, 2010 and 2009, respectively. The borrowings under the Term Loan had an average interest rate of 2.35% and 2.57% for the years ended December 31, 2010 and 2009, respectively.
The aggregate amounts of contractual maturities on long-term debt each year for the five years subsequent to December 31, 2010, are as follows: 2011, $102.6 million; 2012, $57.4 million; 2013, $62.2 million; 2014, $11.3 million; and 2015, $13.0 million.
The Company has approximately $102.6 million of long-term debt that matures in 2011. It is the Company’s intention to refinance these maturities under the long-term revolving loan agreement and, accordingly, that maturing debt has been classified as long-term debt in the Consolidated Balance Sheet.
The Company has $264.7 million available under the revolving credit facility and $32.5 million available under other lines of credit from several banks at December 31, 2010.
Substantially all of the senior loan agreements contain restrictions concerning interest coverage, borrowings, investments and tangible net worth amounts. The Company is in compliance with all of these restrictions at December 31, 2010. The following table summarizes the Company’s most restrictive loan covenants calculated in accordance with the applicable agreements as of December 31, 2010:

(dollars in thousands)	Actual	Required

Debt to Capital (Maximum)	26.3%	60.0%
Debt to EBITDA (Maximum)	1.64	3.50
Net Worth (Minimum)	$983,785	$625,000
Interest Coverage (Minimum)	5.98	2.00
The Company has stand-by letters of credit outstanding of $6.4 million and $5.9 million as of December 31, 2010 and 2009, respectively.
Short-term Borrowings The Company’s short-term borrowings consisted of the following items at December 31:

(in thousands)	2010	2009

Direct borrowings under the revolving loan agreement	$—	$25,000
Uncommitted loans	20,476	11,590
Loans of foreign subsidiaries	4,974	2,591

Total	$25,450	$39,181

The weighted-average interest rates on short-term borrowings were 2.39% and 1.48% at December 31, 2010 and 2009, respectively.
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

Sensient Technologies Corporation Annual Report 2010
The Company manages its exposure to foreign exchange risk by the use of forward exchange contracts and foreign currency denominated debt to reduce the effect of fluctuating foreign currencies on short-term foreign currency denominated intercompany transactions, non-functional currency raw material purchases, non-functional currency sales and other known foreign currency exposures. These derivatives may or may not be designated as hedges under ASC 815, Derivatives and Hedging. These forward exchange contracts generally have maturities of less than twelve months. The Company’s primary hedging activities and their accounting treatment are summarized below:
Forward Contracts Designated as Cash Flow Hedges The forward exchange contracts that have been designated as hedges are accounted for as cash flow hedges. The Company had $10.1 million and $6.3 million of forward exchange contracts, designated as hedges, outstanding as of December 31, 2010 and 2009, respectively. The fair value of these forward exchange contracts was a liability of $0.1 million classified in Other liabilities in the Company’s Consolidated Balance Sheets as of both December 31, 2010 and 2009. The gains or losses on these instruments are deferred in OCI until the underlying transaction is recognized in net earnings. As of December 31, 2010, a gain of $0.2 million was deferred in OCI in the Company’s Consolidated Balance Sheet. For the periods ended December 31, 2010 and 2009, gains of $0.3 million and $1.1 million, respectively, were reclassified into net earnings in the Company’s Consolidated Statement of Earnings that offset the earnings impact of the related non-functional asset or liability hedged in the same period. Over the next twelve months, the Company expects to reclassify a gain of $0.2 million from OCI into net earnings.
Forward Contracts not Designated as Cash Flow Hedges The Company also utilizes forward exchange contracts that are not designated as cash flow hedges under ASC 815. These contracts are marked-to-market in net earnings immediately, at the same time as the non-functional asset or liability is marked-to-market in net earnings. The results of these transactions are not material to the financial statements for the years ended December 31, 2010, 2009 and 2008.
Net Investment Hedges The Company has certain debt denominated in Euros and Swiss Francs. These debt instruments have been designated as partial hedges of the Company’s Euro and Swiss Franc net asset positions. Changes in the fair value of this debt attributable to changes in the spot foreign exchange rate are recorded in foreign currency translation in OCI. As of December 31, 2010 and 2009, the total value of the Company’s Euro and Swiss Franc debt was $106.5 million and $141.7 million, respectively. For the years ended December 31, 2010 and 2009, the impact of foreign exchange rates on these debt instruments has decreased debt by $6.0 million and increased debt by $3.6 million, respectively, and these amounts have been recorded as foreign currency translation in OCI.
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
5.
Share-Based Compensation
The Company has various stock plans under which employees and directors may be granted nonvested stock, non-qualified stock options or incentive stock options. Upon vesting, the stock options allow the participant to purchase common stock at 100% of the market price on the day the options were granted. No options were granted in 2010 or 2009.
As of December 31, 2010, there were 1.8 million shares available to be granted as future stock options and non-vested stock under existing stock plans. Of the shares available, 1.1 million may be awarded as nonvested stock. Stock options become exercisable over a three-year vesting period, or earlier upon retirement, and expire 10 years from the date of grant. Expense for stock options is recognized on a straight-line basis over three years from the date of grant or over the period from the date of grant until the participant is retirement-eligible, whichever is less. Treasury shares are issued for nonvested stock awards and for the exercise of stock options.

Notes to Consolidated Financial Statements (CONTINUED)
Years ended December 31, 2010, 2009 and 2008
The following table summarizes the transactions involving the stock option plans:

		Weighted-	Weighted-
(in thousands		Average	Average	Aggregate
except exercise		Exercise	Remaining	Intrinsic
price and life)	Options	Price	Life (Years)	Value

Outstanding at December 31, 2007	2,228	$21.10	5.3	$16,008
Granted	14	30.07
Exercised	(759)	21.09
Cancelled	(33)	21.64

Outstanding at December 31, 2008	1,450	21.17	5.0	4,110
Exercised	(502)	19.34
Cancelled	(38)	22.58

Outstanding at December 31, 2009	910	22.13	4.4	3,852
Exercised	(582)	22.16

Outstanding at December 31, 2010	328	$22.06	3.9	$4,807
Exercisable at December 31, 2010	323	$21.95	3.8	$4,776

The aggregate intrinsic values of stock options exercised during 2010, 2009 and 2008, were $3.9 million, $2.5 million and $6.5 million, respectively.
As of December 31, 2010, total remaining unearned compensation, net of expected forfeitures, related to unvested stock options was $0.01 million, which will be amortized over the weighted-average remaining service period of 0.3 years.
The following table summarizes information concerning outstanding and exercisable stock options at December 31, 2010:

	Range of Exercise Price
(in thousands except	$18.00-	$19.71-	$23.00-
life and exercise price)	19.70	22.99	30.07

Options outstanding	80	73	175
Weighted-average remaining contractual life, in years	3.5	2.9	4.5
Weighted-average exercise price	$18.78	$20.53	$24.19

Options exercisable	80	73	170
Weighted-average exercise price	$18.78	$20.53	$24.03

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
The following table summarizes the nonvested stock activity:

		Grant Date
		Weighted-	Aggregate
(in thousands		Average	Intrinsic
except fair value)	Shares	Fair Value	Value

Outstanding at December 31, 2007	451	$24.22	$12,764
Granted	266	23.02
Vested	(129)	21.33
Cancelled	(134)	23.93

Outstanding at December 31, 2008	454	24.42	10,847
Granted	235	24.78
Vested	(131)	24.66
Cancelled	(134)	24.76

Outstanding at December 31, 2009	424	24.44	11,142
Granted	265	34.45
Vested	(259)	27.92
Cancelled	(67)	24.79

Outstanding at December 31, 2010	363	$29.20	$13,340

Sensient Technologies Corporation Annual Report 2010
The total intrinsic values of shares vested during 2010, 2009 and 2008, was $9.2 million, $3.3 million and $3.0 million, respectively.
As of December 31, 2010, total remaining unearned compensation, net of expected forfeitures, related to nonvested stock was $8.9 million, which will be amortized over the weighted-average remaining service period of 2.9 years.
Total pre-tax share-based compensation recognized in the Consolidated Statements of Earnings was $5.7 million, $3.9 million and $3.8 million in 2010, 2009 and 2008, respectively. Tax related benefits of $0.7 million, $0.5 million and $0.7 million were also recognized in 2010, 2009 and 2008, respectively. Cash received from the exercise of stock options was $12.9 million, $9.7 million and $16.0 million for 2010, 2009 and 2008, respectively, and is reflected in cash flows from financing activities in the Consolidated Statements of Cash Flows.
6.
Retirement Plans
The Company provides benefits under defined contribution plans including a savings plan and an employee stock ownership plan (“ESOP”). The savings plan covers substantially all domestic salaried and certain non-union hourly employees and provides for matching contributions up to 4% of each employee’s salary. The ESOP covers substantially all domestic employees and provides for contributions based on a percentage of each employee’s compensation as determined by the Board of Directors. Total expense for the Company’s defined contribution plans was $3.5 million, $3.8 million and $3.9 million in 2010, 2009 and 2008, respectively.
Although the Company intends for these defined contribution plans to be the primary retirement benefit for most employees, the Company also has several defined benefit plans. The funded status of the defined benefit plans was as follows at December 31:

(in thousands)	2010	2009

Benefit obligation at beginning of year	$58,142	$42,478
Service cost	1,896	1,285
Interest cost	2,902	2,961
Plan amendments	1,099	2,728
Foreign currency exchange rate changes	178	1,826
Benefits paid	(2,665)	(2,268)
Actuarial loss	2,238	9,132

Benefit obligation at end of year	63,790	58,142

Plan assets at beginning of year	22,720	17,465
Company contributions	3,873	3,728
Foreign currency exchange rate changes	231	1,946
Benefits paid	(2,665)	(2,268)
Actual gain on plan assets	1,870	1,849

Plan assets at end of year	26,029	22,720

Funded status	$(37,761)	$(35,422)
Accumulated benefit obligation	$59,903	$54,675

Amounts recognized in the Consolidated Balance Sheets at December 31:

(in thousands)	2010	2009

Accrued employee and retiree benefits	$(45,265)	$(41,057)
Prepaid expenses and other current assets	7,504	5,635

Net liability	$(37,761)	$(35,422)

Components of annual benefit cost:

(in thousands)	2010	2009	2008

Service cost	$1,896	$1,285	$1,267
Interest cost	2,902	2,961	2,922
Expected return on plan assets	(1,367)	(1,103)	(1,264)
Amortization of prior service cost	3,011	1,824	1,950
Recognized actuarial loss	1,252	166	175
Settlement expense	—	—	710

Defined benefit expense	$7,694	$5,133	$5,760

Weighted-average liability assumptions as of December 31:

	2010	2009

Discount rate	4.35%	5.04%
Expected return on plan assets	5.80%	6.06%
Rate of compensation increase	4.27%	4.38%

Notes to Consolidated Financial Statements (CONTINUED)
Years ended December 31, 2010, 2009 and 2008
Weighted-average cost assumptions for the year ended December 31:

	2010	2009

Discount rate	5.04%	6.83%
Expected return on plan assets	6.06%	5.96%
Rate of compensation increase	4.38%	4.28%

The aggregate amounts of benefits expected to be paid from defined benefit plans in each of the next five years subsequent to December 31, 2010, which include employees’ expected future service are as follows: 2011, $2.7 million; 2012, $11.9 million; 2013, $20.1 million; 2014, $3.2 million; 2015, $2.2 million; and $16.8 million in total for the years 2016 through 2020.
The Company expects to contribute $4.5 million to defined benefit plans in 2011.
Amounts recognized in accumulated other comprehensive loss were as follows:

(in thousands)	2010	2009

Prior service cost	$6,445	$8,349
Unrecognized net actuarial loss	14,741	14,250

The estimated prior service cost and actuarial loss for the defined benefit plans that will be amortized from accumulated other comprehensive loss into periodic benefit cost during 2011 are $3.1 million and $1.4 million, respectively.
7.
Income Taxes
The provision for income taxes was as follows:

(in thousands)	2010	2009	2008

Currently payable:
Federal	$11,476	$16,637	$10,467
State	1,939	2,711	1,902
Foreign	24,949	21,161	22,734

	38,364	40,509	35,103

Deferred expense (benefit):
Federal	7,320	(2,287)	1,399
State	404	40	(603)
Foreign	961	(1,648)	2,533

	8,685	(3,895)	3,329

Income taxes	$47,049	$36,614	$38,432

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities consisted of the following:

(in thousands)	2010	2009

Deferred tax assets:
Benefit plans	$12,802	$12,080
Liabilities and reserves	10,397	10,505
Foreign operating loss carryovers	39,536	30,075
Other	14,782	16,569

Gross deferred tax assets	77,517	69,229
Valuation allowance	(39,084)	(25,682)

Deferred tax assets	38,433	43,547

Deferred tax liabilities:
Property, plant and equipment	(24,298)	(21,934)
Other assets	(2,755)	(2,619)
Other	(19,820)	(18,779)

Deferred tax liabilities	(46,873)	(43,332)

Net deferred tax assets (liabilities)	$(8,440)	$215

At December 31, 2010, foreign operating loss carryovers were $135.7 million. Included in the foreign operating loss carryovers are losses of $16.4 million that expire through 2025 and $119.3 million that do not have an expiration date. At December 31, 2010, state operating loss carryovers were $116.3 million, all of which expire through 2025.
The effective tax rate differed from the statutory federal income tax rate of 35% as described below:

	2010	2009	2008

Taxes at statutory rate	35.0%	35.0%	35.0%
State income taxes, net of federal income tax benefit	1.1	1.6	1.1
Tax credits	(0.3)	(0.3)	(0.2)
Taxes on foreign earnings	(3.7)	(3.6)	(3.2)
Resolution of prior years’ tax matters	(1.5)	(2.1)	(1.1)
Valuation allowance adjustments	—	(0.4)	(0.7)
Other, net	(0.1)	(0.5)	(1.2)

Effective tax rate	30.5%	29.7%	29.7%

Sensient Technologies Corporation Annual Report 2010
Earnings before income taxes were as follows:

(in thousands)	2010	2009	2008

United States	$56,150	$46,467	$40,454
Foreign	98,043	76,708	88,839

Total	$154,193	$123,175	$129,293

Federal and state income taxes are provided on international subsidiary income distributed to or taxable in the U.S. during the year. At December 31, 2010, federal and state taxes have not been provided for approximately $335.3 million of unremitted earnings of the foreign subsidiaries that are considered to be invested indefinitely. Determination of the deferred tax liability on such earnings is not practicable.
A reconciliation of the change in the liability for unrecognized tax benefits for 2010 and 2009 is as follows:

(in thousands)	2010	2009

Balance at beginning of year	$12,213	$9,481
Increases for tax positions taken in the current year	677	1,579
Increases for tax positions taken in prior years	870	4,037
Decreases for tax positions taken in prior years	(792)	(177)
Decreases related to settlements with tax authorities	(2,276)	(1,786)
Decreases as a result of lapse of the applicable statutes of limitations	(846)	(1,477)
Foreign currency exchange rate changes	(423)	556

Balance at the end of year	$9,423	$12,213

The amount of the unrecognized tax benefits that would affect the effective tax rate, if recognized, was approximately $8.3 million. The Company recognizes interest and penalties related to the unrecognized tax benefits in income tax expense. Approximately $1.2 million of accrued interest and penalties is reported as an income tax liability at December 31, 2010. The liability for unrecognized tax benefits relates to multiple jurisdictions and is reported in Other liabilities on the Consolidated Balance Sheet at December 31, 2010.
The Company believes that it is reasonably possible that the total amount of liability for unrecognized tax benefits as of December 31, 2010, will decrease by approximately $1.5 million during 2011. The potential decrease relates to various tax matters for which the statute of limitations may expire or will be otherwise settled in 2011. The amount that is ultimately recognized in the financial statements will be dependent upon various factors including potential increases or decreases to unrecognized tax benefits as a result of examinations, settlements and other unanticipated items that may occur during the year. With limited exceptions, the Company is no longer subject to federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2004.
8.
Segment and
Geographic Information
The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on operating income of the respective business units before restructuring charges, interest expense and income taxes. Total revenue and operating income by business segment and geographic region include both sales to customers, as reported in the Company’s Consolidated Statements of Earnings, and intersegment sales, which are accounted for at prices that approximate market prices and are eliminated in consolidation. Corporate and Other revenue consists primarily of flavor, fragrances and color products sold by the Asia Pacific and China Groups.
Assets by business segment and geographic region are those assets used in the Company’s operations in each segment and geographic region. Segment assets reflect the allocation of goodwill to each segment. Corporate and Other assets consist primarily of property and investments.

Notes to Consolidated Financial Statements (CONTINUED)
Years ended December 31, 2010, 2009 and 2008
Segment Information The Company’s operations, except for the Asia Pacific Group and China Group, are managed on a products and services basis. The Company determines its operating segments based on information utilized by the chief operating decision maker to allocate resources and assess performance. The Company’s reportable segments consist of Flavors & Fragrances and Color. The Company’s Flavors & Fragrances segment produces flavor and fragrance products that impart a desired taste, texture, aroma or other characteristic to a broad range of consumer and other products. The Color segment produces natural and synthetic color systems for pharmaceuticals, foods and beverages; colors and formulations for cosmetics; and technical colors for industrial applications and digital imaging. Two additional segments, the Asia Pacific Group and the China Group, are included in the Corporate & Other column below.

	Flavors &		Corporate
(in thousands)	Fragrances	Color	& Other	Consolidated

2010
Revenue from external customers	$786,532	$430,782	$110,866	$1,328,180
Intersegment revenue	22,521	16,679	2,313	41,513

Total revenue	809,053	447,461	113,179	1,369,693

Operating income (loss)	121,997	77,404	(24,824)	174,577
Interest expense	—	—	20,384	20,384

Earnings (loss) before income taxes	121,997	77,404	(45,208)	154,193

Assets	785,205	676,656	137,407	1,599,268
Capital expenditures	27,214	22,306	6,303	55,823
Depreciation and amortization	24,896	13,473	5,054	43,423

2009
Revenue from external customers	$755,525	$358,761	$87,126	$1,201,412
Intersegment revenue	17,347	16,046	1,280	34,673

Total revenue	772,872	374,807	88,406	1,236,085

Operating income (loss)	124,482	58,685	(36,204)	146,963
Interest expense	—	—	23,788	23,788

Earnings (loss) before income taxes	124,482	58,685	(59,992)	123,175

Assets	800,156	651,446	140,089	1,591,691
Capital expenditures	28,696	11,865	7,155	47,716
Depreciation and amortization	24,155	13,098	4,930	42,183

2008
Revenue from external customers	$780,254	$388,089	$84,277	$1,252,620
Intersegment revenue	20,496	14,275	1,663	36,434

Total revenue	800,750	402,364	85,940	1,289,054

Operating income (loss)	123,475	71,581	(33,457)	161,599
Interest expense	—	—	32,306	32,306

Earnings (loss) before income taxes	123,475	71,581	(65,763)	129,293

Assets	774,868	635,590	114,979	1,525,437
Capital expenditures	33,097	14,193	6,390	53,680
Depreciation and amortization	25,631	13,594	5,220	44,445

Sensient Technologies Corporation Annual Report 2010
Geographic Information The Company has manufacturing facilities or sales offices in North America, South America, Europe, Asia, Australia and Africa.

(in thousands)	2010	2009	2008

Revenue from external customers:
North America	$699,429	$650,847	$674,777
Europe	374,616	334,755	371,414
Asia Pacific	166,809	137,804	128,650
Other	87,326	78,006	77,779

Consolidated	$1,328,180	$1,201,412	$1,252,620

Long-lived assets:
North America	$420,084	$407,758	$393,973
Europe	470,811	493,263	478,161
Asia Pacific	34,993	31,605	25,047
Other	1,075	956	733

Consolidated	$926,963	$933,582	$897,914

Sales in the United States, based on the final country of destination of the Company’s products, were $529.6 million, $495.6 million and $507.3 million in 2010, 2009 and 2008, respectively. No other country of destination exceeded 10% of consolidated sales. Total long-lived assets in the United States amounted to $317.5 million, $311.9 million and $309.5 million at December 31, 2010, 2009 and 2008, respectively.
9.
Fair Value Measurements
ASC 820, Fair Value Measurements and Disclosures, defines fair value for financial assets and liabilities, establishes a framework for measuring fair value in Generally Accepted Accounting Principles (“GAAP”) and expands disclosures about fair value measurements. As of December 31, 2010 and 2009, the Company’s only assets and liabilities subject to this standard are forward contracts, investments in a money market fund and municipal bonds and defined benefit plan assets. The fair value of the forward exchange contracts based on current pricing obtained for comparable derivative products (Level 2 inputs) at December 31, 2010 and 2009, was a gain of $0.1 million and a liability of $0.3 million, respectively. The fair value of the investments based on December 31, 2010 and 2009, market quotes (Level 1 inputs) was an asset of $14.2 million and $13.5 million, respectively. The fair market value of the defined benefit plan assets based on December 31, 2010 and 2009, market quotes (Level 1 inputs) was an asset of $26.0 million and $22.7 million, respectively.
The carrying values of the Company’s cash and cash equivalents, trade accounts receivable, accounts payable, accrued expenses and short-term borrowings approximated fair values as of December 31, 2010 and 2009.
The fair value of the Company’s long-term debt, including current maturities, is estimated using discounted cash flows based on the Company’s current incremental borrowing rates for similar types of borrowing arrangements. The carrying value of the long-term debt at December 31, 2010 and 2009, was $324.4 million and $388.9 million, respectively. The fair value of the long-term debt at December 31, 2010 and 2009, was approximately $334.2 million and $390.6 million, respectively.
10.
Commitments and Contingencies
LEASES
The Company leases certain facilities and equipment under operating lease arrangements. Aggregate minimum rental commitments at December 31, 2010, for all noncancelable operating leases with an initial lease term greater than one year for the years ending December 31 were as follows: 2011, $6.9 million; 2012, $4.6 million; 2013, $2.5 million; 2014, $1.4 million; 2015, $0.9 million; and $3.1 million thereafter.
Rent expense totaled $10.4 million, $10.7 million and $12.0 million during the years ended December 31, 2010, 2009 and 2008, respectively.
ENVIRONMENTAL MATTERS
In 2004, the Environmental Protection Agency (“EPA”) notified the Company’s subsidiary Sensient Colors Inc. (“Sensient Colors”), formerly H. Kohnstamm & Co., that it may be a potentially responsible party (“PRP”) under the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”) for activities at the General Color Company Superfund Site in Camden, New Jersey (the “Site”). The Company had also been involved in a dispute with the owner of Pleasant Gardens, an apartment complex adjacent to the General Color Superfund Site, and with certain agencies of the State of New Jersey relating to the Pleasant Gardens property. From the time it was notified of these claims until late 2009, Sensient vigorously defended its interests in this litigation. In the fourth quarter of 2009, Sensient Colors and its insurers met with the United States and the parties involved in the Pleasant Gardens dispute and ultimately agreed to a settlement in principle to resolve the matters. As a result of the proposed settlements, Sensient’s results for the quarter and year ended December 31, 2009, included pre-tax charges for estimated settlement liabilities and related legal costs, net of insurance reimbursements, of approximately $11.3 million. In 2010,

Notes to Consolidated Financial Statements (CONTINUED)
Years ended December 31, 2010, 2009 and 2008
Sensient’s results included a credit of $1.5 million for additional insurance proceeds related to the settlement.
Since December 31, 2009, the Company has made payments and received all insurance reimbursements related to the Superfund and Pleasant Gardens claims discussed above. As of December 31, 2010, total liabilities related to these and other environmental matters are estimated to be between $0.6 million and $1.7 million. As of December 31, 2010, the Company has an accrual of $1.5 million related to environmental matters. This accrual represents management’s best estimate of these liabilities; however, the actual amounts may be different than the levels reserved or estimated, in which case the Company would need to recognize the difference in earnings in later periods. There can be no assurance that additional environmental matters will not arise in the future.
COMMERCIAL LITIGATION
Cherry Blossom Litigation
In June 2009, Sensient sued one of its product vendors, Cherry Blossom LLC (“Cherry Blossom”), a supplier of processed cherry products in Michigan, when Cherry Blossom prepared to close its facility and refused to return to Sensient raw cherries to which Sensient held title. Sensient sued for conversion, breach of contract, possession of the cherries, and money damages of approximately $0.5 million. Cherry Blossom and its lender opposed the claim.
Cherry Blossom counter-claimed against Sensient, primarily relating to ownership of certain cherry processing formulas. Sensient sold Cherry Blossom certain materials containing formulas used in the processing of cherries. Cherry Blossom claims it has an exclusive right to use Sensient’s formulas. On June 22, 2009, Cherry Blossom moved for an injunction to prohibit Sensient from using its cherry processing formulas. The court denied that motion.
Crossroads Debt, LLC (“Crossroads”), a secured lender to Cherry Blossom, intervened in the case and asserted multiple claims against Cherry Blossom related to Cherry Blossom’s $1.4 million debt to Crossroads. Crossroads also asserted cross-claims against Sensient related to offsets Sensient took against its payments to Cherry Blossom for the processed cherry product Sensient purchased from Cherry Blossom.
Under Sensient’s contract with Cherry Blossom, Cherry Blossom would purchase Sensient’s raw cherries for use in making finished cherry product. Sensient then purchased the finished product from Cherry Blossom at a purchase price reduced by setoffs for the amount Cherry Blossom owed Sensient for raw cherries. Eventually, Cherry Blossom directed Sensient to make payments directly to Crossroads, which Sensient did for about seven months, until Cherry Blossom ceased operations.
At a mediation on March 24, 2010, Crossroads claimed for the first time that because Sensient paid for the finished cherry product by offsetting antecedent debt, Sensient was not a “buyer in the ordinary course of business” as defined by the Uniform Commercial Code. As a result, Crossroads claimed that Sensient was not entitled to take such offsets because Crossroads claimed it had a perfected senior lien on the offset funds. Crossroads sought the imposition of a constructive trust over $1.4 million of such funds and a judgment requiring their return by Sensient. The total exposure could have exceeded this amount due to interest.
In addition, Sensient asserted indemnification claims against Crossroads related to a U.S. Department of Labor “hot goods” issue. The U.S. Department of Labor prohibited Sensient from selling in interstate commerce cherries made by Cherry Blossom’s employees and for which Sensient had paid Cherry Blossom because Cherry Blossom failed to pay its employees their wages earned when they processed the cherries.
Crossroads moved for summary disposition on April 12, 2010, based on the Uniform Commercial Code argument it raised at mediation on March 24, 2010. Sensient opposed the motion and argued that Sensient was entitled to summary disposition, not Crossroads. At a hearing on the motion, the court ruled in Sensient’s favor, dismissing all of Crossroads’ claims against Sensient.
On May 27, 2010, Cherry Blossom filed a bankruptcy petition in U.S. Bankruptcy Court for the Western District of Michigan. Such filing triggered an automatic stay of all litigation pending against Cherry Blossom, including the instant case. The state court determined that the automatic stay in Cherry Blossom’s bankruptcy case did not prevent it from signing the order granting Sensient summary judgment disposing of Crossroads’ claims in Sensient’s favor. The court also decided that the bankruptcy filing stayed indefinitely the remaining claims regarding possession of the cherries, hot goods, and returned goods.
The bankruptcy trustee stipulated to lift the stay as to the issue of possession of the 2006 cherries, and on September 7, 2010, the Michigan state court lifted the administrative stay over the three remaining issues: (1) Sensient’s claim for reimbursement from Crossroads in connection with the U.S. Department of Labor hot goods issue described above; (2) Sensient’s claim for reimbursement from Crossroads for certain returned goods; and (3) ownership of the 2006 cherry inventory. The court accepted the parties’ stipulation that these three issues could be resolved on briefs and set a schedule accordingly.

Sensient Technologies Corporation Annual Report 2010
The Court ordered the parties to file simultaneously opening briefs on October 1, 2010, and file simultaneously reply briefs on October 8, 2010. The Court heard oral argument on these three issues on December 6, 2010. On January 10, 2011, the Court entered an order that Crossroads is entitled to the first lien position on the remaining cherry inventory and denying Sensient’s claims against Crossroads for reimbursement. Pursuant to the Court’s order of January 10, 2011, any proceeds from the sale of the remaining cherry inventory will be paid to the Court and then released to Crossroads. Sensient intends to appeal the Court’s decision regarding these three issues. Sensient also intends to move the Court to stay the enforcement of its January 10, 2011, order pending appeal.
S.A.M. (Amaral) v. Sensient Technologies Corp., et al.
On August 5, 2010, the owners and operators of a 135-acre vineyard near the dehydration facility formerly operated by Sensient Dehydrated Flavors, LLC (“SDF”) in Greenfield, California, filed a lawsuit in California state court in Monterey, California. The lawsuit names as defendants both Sensient Technologies Corporation (“Sensient”) and SDF and a response to the complaint was filed on October 1. The suit sets out claims for nuisance per se, trespass and negligence per se and alleges almost a million dollars in losses plus punitive damages, all based on the fact that, between the summer of 2007 and early October 2009, SDF was processing onions that allegedly caused an “onion taint” in the grapes and wine produced from the plaintiffs’ vineyard. While SDF had an air permit covering its operations, its Monterey County use permit specifically named only chili peppers, celery and parsley, but not onions, as commodities that could be dehydrated at the Greenfield facility. SDF’s effort to modify the Greenfield facility’s use permit to specifically include the processing of onions was blocked by local vineyard owners, and SDF has since closed its Greenfield facility and consolidated its onion dehydration operations at its fully-permitted and more efficient facility at Livingston, California.
This lawsuit follows an earlier lawsuit (J. Lohr Vineyards and Wines v. Sensient Technologies) (the “Lohr lawsuit”) brought by a larger, adjacent landowner. The Lohr lawsuit was settled in December 2009, with an agreement that included SDF’s abandonment of onion processing at its Greenfield facility but did not require the payment of any settlement amount to Lohr despite Lohr’s substantial damage claims. The S.A.M. plaintiffs have essentially copied, and seek to rely upon, the factual allegations and expert analyses developed in the Lohr lawsuit before a settlement was reached. The S.A.M. plaintiffs will not, however, be receiving any assistance from Lohr. Sensient and SDF believe the S.A.M. plaintiffs’ claims are without merit and intend to pursue a vigorous defense. Trial has been set to commence on October 31, 2011, and the parties have been directed to attend a mandatory settlement conference on September 30, 2011.
Daito Kasei Kogyo Co. Ltd. v. Sensient Cosmetic Technologies SAS
In 1992 Sensient Cosmetic Technologies SAS (“SCT”) and Daito Kasei Kogyo Co., Ltd. (“Daito”) entered into a distribution agreement pursuant to which SCT became the exclusive distributor in Europe of coloring agents and ingredients manufactured in Japan by Daito and, in turn, Daito became the exclusive distributor in Japan of certain products produced in France by SCT. By 2008, the sale of Daito products represented €4 million of SCT’s sales. In contrast, Daito’s sales of SCT’s products in Japan amounted to only €0.4 million in 2008. The agreement was entered into for an initial period to end on December 31, 1993 and was tacitly renewed for two-year periods through December 31, 2009, subject to a requirement of six months notice for termination.
On July 7, 2009, Daito notified SCT of its decision to terminate SCT’s distributorship in Europe, with effect as of February 10, 2010. SCT informed Daito that the notice of termination was insufficient in light of the lengthy commercial relationship between the parties. Daito eventually ostensibly agreed to extend the notice period but the commercial relationship did not function as it had in the past. On August 10, 2010, SCT filed a complaint before the Paris Commercial Court alleging that Daito wrongfully terminated its long-standing established commercial relationship with SCT, that SCT should have been given a notice period of thirty-six months in light of the twenty-year relationship between the parties and that Daito should pay damages to SCT of over €3.8 million.
On January 26, 2011, Daito filed a response in a hearing of the Court in which it denied any liability for SCT’s claims and asserted counter-claims of €1.5 million for unlawful termination of Daito’s distributorship in Japan, unlawful termination of an alleged “agency contract” in Japan and SCT’s cancellation of certain Daito orders in October, 2010.
The court has scheduled a hearing on March 23, 2011, at which SCT will file its response to Daito’s defenses and counter-claims.
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
Management has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2010. In making its assessment of internal control over financial reporting, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework. Based on that assessment, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2010.
The Company’s independent registered public accounting firm has issued its report on the Company’s internal control over financial reporting. This report appears on page 48.

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of
Sensient Technologies Corporation
Milwaukee, Wisconsin
We have audited the accompanying consolidated balance sheets of Sensient Technologies Corporation and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of earnings, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material mis-statement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sensient Technologies Corporation and subsidiaries at December 31, 2010 and 2009, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Sensient Technologies Corporation’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 25, 2011 expressed an unqualified opinion thereon.

Milwaukee, Wisconsin
February 25, 2011

Report of Independent Registered Public Accounting Firm
on Internal Control Over Financial Reporting
To the Board of Directors and Shareholders of
Sensient Technologies Corporation
Milwaukee, Wisconsin
We have audited Sensient Technologies Corporation’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Sensient Technologies Corporation’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
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
In our opinion, Sensient Technologies Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Sensient Technologies Corporation as of December 31, 2010 and 2009, and the related consolidated statements of earnings, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2010 and our report dated February 25, 2011 expressed an unqualified opinion thereon.

Milwaukee, Wisconsin
February 25, 2011

Sensient Technologies Corporation Annual Report 2010

Quarterly Data		Gross	Net	Net Earnings Per Share
(in thousands except per share amounts) (unaudited)	Revenue	Profit	Earnings	Basic	Diluted

2010
First Quarter	$314,076	$94,946	$23,467	$0.48	$0.48
Second Quarter	333,969	104,961	28,685	0.58	0.58
Third Quarter	340,868	106,276	29,217	0.59	0.59
Fourth Quarter	339,267	102,176	25,775	0.52	0.52

2009
First Quarter	$282,824	$86,530	$21,607	$0.45	$0.45
Second Quarter	303,959	94,690	25,819	0.53	0.53
Third Quarter	303,179	93,076	22,829	0.47	0.47
Fourth Quarter	311,450	94,734	16,306	0.34	0.33

	Market Price		Dividends
Common Stock Prices and Dividends	High	Low	Per Share

2010
First Quarter	$29.72	$24.76	$0.19
Second Quarter	32.40	25.87	0.20
Third Quarter	31.00	25.69	0.20
Fourth Quarter	37.61	30.29	0.20

2009
First Quarter	$24.95	$18.42	$0.19
Second Quarter	25.40	22.08	0.19
Third Quarter	28.62	21.89	0.19
Fourth Quarter	29.07	24.62	0.19

Company Stock Performance
This graph compares the cumulative total shareholder return for the Company’s common stock over the last five years to the total returns on the Standard & Poor’s Midcap Specialty Chemicals Index (the “S&P Midcap Specialty Chemicals Index”), the Standard & Poor’s Midcap Food Products Index (the “S&P Food Products Index”) and the Standard & Poor’s 500 Stock Index (the “S&P 500 Index”). The graph assumes a $100 investment made on December 31, 2005, and reinvestment of dividends. The stock performance shown on the graph is not necessarily indicative of future price performance.
Standard & Poor’s and S&P are registered trademarks of Standard & Poor’s Financial Services, LLC.

Five Year Review

(in thousands except employee and per share data) Years ended December 31,	2010

Summary of Operations
Revenue	$1,328,180	100.0%
Cost of products sold	919,821	69.3
Selling and administrative expenses	233,782	17.6

Operating income	174,577	13.1
Interest expense	20,384	1.5

Earnings before income taxes	154,193	11.6
Income taxes	47,049	3.5

Net earnings	$107,144	8.1%

Earnings per share:
Basic	$2.18
Diluted	$2.17

Other Related Data
Dividends per share, declared and paid	$0.79
Average common shares outstanding:
Basic	49,138
Diluted	49,424
Book value per common share	$19.70
Price range per common share	24.76-37.61
Share price at December 31	36.73
Capital expenditures	55,823
Depreciation	42,109
Amortization	1,314
Total assets	1,599,268
Long-term debt	324,360
Total debt	349,810
Shareholders’ equity	983,785
Return on average shareholders’ equity	11.6%
Total debt to total capital	26.2%
Employees	3,618

The 2010 results include a credit of $1.5 million ($0.9 million after tax, or $0.02 per share) for additional insurance proceeds received on the 2009 environmental claims.
The 2009 results include charges for the settlement of environmental claims and related legal expenses, net of insurance reimbursements, of $11.3 million ($6.9 million after-tax, or $0.14 per share).

Sensient Technologies Corporation Annual Report 2010

2009		2008		2007		2006

$1,201,412	100.0%	$1,252,620	100.0%	$1,184,778	100.0%	$1,098,774	100.0%
832,382	69.3	871,754	69.6	822,479	69.5	766,506	69.7
222,067	18.5	219,267	17.5	214,929	18.1	202,991	18.5

146,963	12.2	161,599	12.9	147,370	12.4	129,277	11.8
23,788	2.0	32,306	2.6	36,127	3.0	35,748	3.3

123,175	10.3	129,293	10.3	111,243	9.4	93,529	8.5
36,614	3.0	38,432	3.1	33,457	2.8	27,104	2.5

$86,561	7.2%	$90,861	7.3%	$77,786	6.6%	$66,425	6.0%

$1.79		$1.91		$1.66		$1.45
$1.78		$1.89		$1.65		$1.44

$0.76		$0.74		$0.68		$0.61

48,379		47,654		46,740		45,900
48,641		48,131		47,257		46,204
$18.49		$16.87		$17.10		$15.12
18.42-29.07		21.05-33.12		23.66-31.99		16.92-25.33
26.30		23.88		28.28		24.60
47,716		53,680		41,961		39,314
40,881		42,798		42,849		41,658
1,302		1,647		1,463		1,386
1,591,691		1,525,437		1,564,182		1,454,067
388,852		445,682		449,621		441,306
428,033		479,895		507,108		532,532
908,695		818,596		814,421		704,104
10.0%		10.7%		10.2%		9.9%
32.0%		37.0%		38.4%		43.1%
3,570		3,613		3,623		3,582

Directors and Officers
BOARD OF DIRECTORS
Kenneth P. Manning, 69
Chairman and Chief Executive Officer
Sensient Technologies Corporation
Elected Director in 1989 (2,6)
Hank Brown, 71
President Emeritus
University of Colorado
Elected Director in 2004 (1, 4, 5)
Fergus M. Clydesdale, Ph.D., 74
Distinguished Professor,
Department of Food Science, and Director
of the Food Science Policy Alliance at the
University of Massachusetts — Amherst
Elected Director in 1998 (2, 3, 4, 6)
James A.D. Croft, 73
Chairman
Bartlodge Limited
Elected Director in 1997 (1, 2, 3, 6)
William V. Hickey, 66
President and Chief Executive Officer
Sealed Air Corporation
Elected Director in 1997 (1, 2, 4, 5)
Peter M. Salmon, 61
President
International Food Network, Inc.
Elected Director in 2005 (5, 6)
Elaine R. Wedral, Ph.D., 66
Retired, Former President
Nestle’s Research and Development
Worldwide Food Service Systems
Elected Director in 2006 (5, 6)
Essie Whitelaw, 63
Retired, Former Senior Vice President, Operations
Wisconsin Physician Services
Elected Director in 1993 (3,4)
COMMITTEES

1	Audit Committee

2	Executive Committee

3	Compensation and Development Committee

4	Nominating and Corporate Governance Committee

5	Finance Committee

6	Scientific Advisory Committee
ELECTED OFFICERS
Kenneth P. Manning, 69
Chairman and Chief Executive Officer
With the Company 23 years
John F. Collopy, 41
Vice President and Treasurer
With the Company 11 years
Christopher M. Daniels, 37
Vice President, Human Resources
With the Company 11 years
John L. Hammond, 64
Senior Vice President, General Counsel and Secretary
With the Company 13 years
Gordon E. Hering, Ph.D., 54
Vice President, Marketing & Technology
With the Company 16 years
Richard F. Hobbs, 63
Senior Vice President and Chief Financial Officer
With the Company 37 years
Jeffrey T. Makal, 47
Vice President, Controller and Chief Accounting Officer
With the Company 14 years
Richard J. Malin, 44
Assistant Controller
With the Company 19 years
Paul Manning, 36
President, Color Group
With the Company 1 year
James P. McCarthy, 58
President, Flavors & Fragrances Group
With the Company 2 years
Douglas S. Pepper, 58
President and Chief Operating Officer
With the Company 5 years
Stephen J. Rolfs, 46
Vice President, Administration
With the Company 13 years
Robert J. Wilkins, 54
President, Asia Pacific Group
With the Company 7 years
APPOINTED OFFICERS
Douglas L. Arnold, 47
Vice President, Administrative Services
With the Company 13 years
Patrick E. Laubacher, 53
President, Dehydrated Flavors
With the Company 30 years
Robert L. Menzl, 54
Vice President, Information Technology
With the Company 15 years
Edward E. Savard, 45
Vice President, Engineering
With the Company 17 years

Investor Information
World Headquarters
777 East Wisconsin Avenue
Milwaukee, Wisconsin 53202-5304
(414)271-6755
(800) 558-9892
Fax: (414) 347-4795
E-mail: corporate.communications@sensient.com
Web site: www.sensient.com
Transfer Agent and Registrar
Wells Fargo Bank Minnesota, N.A.
Shareowner Services
P. 0. Box 64854
St. Paul, Minnesota 55164-0854
(800)468-9716
Web site: www.wellsfargo.com/shareownerservices
Common Stock
Sensient Technologies Corporation Common
Stock is traded on the New York Stock Exchange.
Ticker symbol: SXT.
There were 2,962 shareholders of record of Common Stock as of January 31, 2011.
Annual Meeting of Shareholders
The Annual Meeting of Shareholders will be held at 2:00 p.m. (CDT) on Thursday, April 21, 2011, at Trump International Hotel, 401 N. Wabash Avenue, Chicago, Illinois.
Annual Report and Proxy Statement
The Company’s annual report and proxy statement are available online at www.sensient.com/financial/annualreport_and_proxy.htm.
Form 10-K
The Company’s annual report filed with the Securities and Exchange Commission on Form 10-K is available without charge from the Company’s Investor Relations Department and on its Web site at www.sensient.com.
In accordance with New York Stock Exchange rules and pursuant to Rule 13a-14 under the Securities Exchange Act of 1934, Kenneth P. Manning, as the Company’s Chief Executive Officer, and Richard F. Hobbs, as the Company’s Chief Financial Officer, have certified the quality of the Company’s public disclosure in an exhibit to the Company’s Annual Report on Form 10-K for the year ended December 31, 2010.
Dividends
Quarterly dividends are typically paid on the first business day of March, June, September and December.
Automatic Dividend Reinvestment Plan The Sensient Technologies Corporation Dividend Reinvestment Plan provides shareholders with a convenient, economical way to increase their ownership of Sensient Technologies Corporation Common Stock. Through the plan, shareholders can automatically reinvest their dividends to acquire additional shares and make supplemental stock purchases without paying fees or commissions. An enrollment form and brochure describing the plan can be obtained by contacting the plan administrator, Wells Fargo Bank Minnesota, at (800) 468-9716 or the Company’s Investor Relations Department at (414) 347-3779.
Investor Relations
Communications concerning the transfer of shares, lost certificates, duplicate mailings or change of address should be directed to the transfer agent.
Other shareholder information, such as news releases and information regarding corporate governance, is available on the Company’s Web site: www.sensient.com. Shareholders can also register to receive notification via e-mail when new information is added to the site. The Company’s Web address is provided as an inactive textual reference only, and the contents of the Web site are not incorporated in or otherwise to be regarded as part of this annual report.
Other requests for information should be directed to the Company’s Investor Relations Department at (414)347-3779.
The Company maintains a direct mailing list for news releases and quarterly reports. If you would like your name added to this list, please contact the Company’s Investor Relations Department.

SENSIENT®

777 East Wisconsin Avenue
Milwaukee, WI 53202-5304
www.sensient.com