Form 10-K/A, Exhibit 13
period 2010-12-31
SENSIENT TECHNOLOGIES CORP
filed 2011-03-03
CIK 310142

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
Leading Products for Global Markets
Sensient is a leading global developer, manufacturer and distributor of advanced color, flavor and fragrance systems for manufacturers worldwide. Our products contribute to the success of thousands of consumer goods representing some of the world’s best-known brands. Sensient’s value-added systems are found in food, beverages, cosmetics, pharmaceuticals, inkjet inks and many other consumer and industrial products.
In recent years, Sensient has capitalized on the growing global market for natural colors and flavors. Developing high-performance natural products for large-scale industrial use is a challenging task requiring advanced scientific techniques. Today, no competitor’s offerings exceed the quality of Sensient’s natural color and flavor systems.
Sensient’s proprietary CO2 extraction capabilities produce natural flavor systems used by a wide range of customers. Our emulsion and micro-emulsion technologies provide the foundation of advanced natural color systems used by manufacturers of foods, beverages and cosmetics.
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
Goodwill Valuation The Company reviews the carrying value of goodwill annually utilizing several valuation methodologies, including a discounted cash flow model. The Company completed its annual goodwill impairment test under Accounting Standards Codification (“ASC”) 350, Intangibles – Goodwill and Other, in the third quarter of 2010. In conducting its annual test for impairment, the Company estimates the fair value for each of its reporting units and compares each of these values to the net book value of each reporting unit. Fair value is estimated using both a discounted cash flow analysis and an analysis of comparable company market values. If the fair value of a reporting unit exceeds its net book value, no impairment exists. The Company has three reporting units that had goodwill recorded and were tested for impairment. The Flavors and Fragrances reporting unit and the Asia Pacific reporting unit had fair values that were over 100% above their respective net book values. The fair value of the Color reporting unit had a fair value that was over 30% above its net book value. Changes in estimates of future cash flows caused by items such as unforeseen events or changes in market conditions could negatively affect the reporting units’ fair value and result in an impairment charge.
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

Consolidated Statements of Earnings	Sensient Technologies Corporation Annual Report 2010

(in thousands except per share amounts) Years ended December 31,	2010	2009	2008

Revenue	$1,328,180	$1,201,412	$1,252,620
Cost of products sold	919,821	832,382	871,754
Selling and administrative expenses	233,782	222,067	219,267

Operating Income	174,577	146,963	161,599
Interest expense	20,384	23,788	32,306

Earnings Before Income Taxes	154,193	123,175	129,293
Income taxes	47,049	36,614	38,432

Net Earnings	$107,144	$86,561	$90,861

Earnings per share:
Basic	$2.18	$1.79	$1.91
Diluted	$2.17	$1.78	$1.89
Average common shares outstanding:
Basic	49,138	48,379	47,654
Diluted	49,424	48,641	48,131

See notes to consolidated financial statements.

Consolidated Balance Sheets

(in thousands except share and per share amounts) December 31,	2010	2009

Assets
Current Assets:
Cash and cash equivalents	$14,255	$12,219
Trade accounts receivable, less allowance for losses of $3,999 and $3,427, respectively	218,614	200,186
Inventories	392,166	390,011
Prepaid expenses and other current assets	34,676	42,668
Deferred income taxes	12,594	13,025

Total current assets	672,305	658,109
Other assets	36,093	38,349
Intangible assets — at cost, less accumulated amortization of $12,281 and $11,014, respectively	13,219	13,621
Goodwill	445,115	455,995
Property, Plant and Equipment:
Land	49,760	49,429
Buildings	293,605	293,200
Machinery and equipment	648,985	630,420
Construction in progress	32,797	20,211

	1,025,147	993,260
Less accumulated depreciation	(592,611)	(567,643)

	432,536	425,617

Total assets	$1,599,268	$1,591,691

Liabilities and Shareholders’ Equity
Current Liabilities:
Trade accounts payable	$95,852	$88,915
Accrued salaries, wages and withholdings from employees	26,822	22,568
Other accrued expenses	49,819	64,789
Income taxes	7,120	692
Short-term borrowings	25,450	39,181
Current maturities of long-term debt	—	—

Total current liabilities	205,063	216,145
Deferred income taxes	21,034	12,810
Other liabilities	12,279	14,393
Accrued employee and retiree benefits	52,747	50,796
Long-term debt	324,360	388,852
Shareholders’ Equity:
Common stock, par value $0.10 a share, authorized 100,000,000 shares; issued 53,954,874 shares	5,396	5,396
Additional paid-in capital	89,027	85,504
Earnings reinvested in the business	991,094	922,963
Treasury stock, 4,345,712 and 5,182,710 shares, respectively, at cost	(87,102)	(103,878)
Accumulated other comprehensive loss	(14,630)	(1,290)

	983,785	908,695

Total liabilities and shareholders’ equity	$1,599,268	$1,591,691

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows	Sensient Technologies Corporation Annual Report 2010

(in thousands) Years ended December 31,	2010	2009	2008

Cash Flows from Operating Activities
Net earnings	$107,144	$86,561	$90,861
Adjustments to arrive at net cash provided by operating activities:
Depreciation and amortization	43,423	42,183	44,445
Share-based compensation	5,678	3,860	3,798
Loss on assets	1,382	1,819	1,358
Deferred income taxes	8,685	(3,895)	3,329
Changes in operating assets and liabilities:
Trade accounts receivable	(20,229)	5,013	(16,908)
Inventories	(4,191)	1,190	(40,591)
Prepaid expenses and other assets	9,370	(14,602)	(672)
Accounts payable and other accrued expenses	(7,757)	14,058	(2,216)
Accrued salaries, wages and withholdings from employees	5,053	(1,557)	2,084
Income taxes	2,699	965	1,939
Other liabilities	4,468	2,741	(453)

Net cash provided by operating activities	155,725	138,336	86,974

Cash Flows from Investing Activities
Acquisition of property, plant and equipment	(55,823)	(47,716)	(53,680)
Proceeds from sale of assets	172	109	2,064
Other investing activities	528	(440)	1,661

Net cash used in investing activities	(55,123)	(48,047)	(49,955)

Cash Flows from Financing Activities
Proceeds from additional borrowings	139,344	222,553	112,514
Debt payments	(211,935)	(277,064)	(134,135)
Dividends paid	(39,013)	(37,042)	(35,597)
Proceeds from options exercised and other equity transactions	14,063	11,185	18,862

Net cash used in financing activities	(97,541)	(80,368)	(38,356)

Effect of exchange rate changes on cash and cash equivalents	(1,025)	(6,200)	(687)

Net increase (decrease) in cash and cash equivalents	2,036	3,721	(2,024)
Cash and cash equivalents at beginning of year	12,219	8,498	10,522

Cash and cash equivalents at end of year	$14,255	$12,219	$8,498

Cash paid during the year for:
Interest	$19,932	$26,982	$31,975
Income taxes	32,668	36,801	28,424
Capitalized interest	810	840	1,999

See notes to consolidated financial statements.

Consolidated Statements of Shareholders’ Equity

		Additional
	Common	Paid-in
(in thousands except share and per share amounts)	Stock	Capital

Balances at December 31, 2007	$5,396	$75,233
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