Form 10-K, Exhibit 13
period 2012-12-31
SENSIENT TECHNOLOGIES CORP
filed 2013-02-27
CIK 310142

Exhibit 13.1
.

delivering solutions

SENSIENT®

2012 ANNUAL REPORT

"Sensient's sophisticated technologies and expertise enable us to deliver innovative solutions that help our customers bring outstanding products to the marketplace."

Kenneth P. Manning Chairman and Chief Executive Officer

Sensient
Technologies
Corporation
2012

Financial Highlights

in thousands except per share, employee and shareholder data

Years ended December 31,	2012	2011	% Change
Results of operations			
Revenue	$1,459,050	$1,430,789	2%
Operating Income	191,208	190,823	0%
Net Earnings	123,908	120,484	3%
Per common share			
Net Earnings:			
Basic	$ 2.50	$ 2.42	3%
Diluted	2.49	2.41	3%
Dividends	0.87	0.84	4%
Book Value	23.09	20.87	11%
Other information			
Capital Expenditures	$ 103,806	$ 72,200	
Depreciation and Amortization	$ 48,352	$ 46,099	
Total Debt	$ 354,027	$ 335,396	
Number of Employees	3,983	3,887	
Number of Shareholders of Record	2,783	2,865	
Average Common Shares Outstanding:			
Basic	49,596	49,746	
Diluted	49,822	49,937	

Sensient Technologies Corporation is a leading global developer, manufacturer and marketer of advanced color, flavor and fragrance systems. Sensient uses state-of-the-art technologies at facilities around the world to develop and manufacture customized food and beverage systems, pharmaceutical colors, coatings and excipients, cosmetic ingredients, household and industrial product formulations, inkjet inks, and other specialty colors and chemicals.

Letter
To Shareholders

Kenneth P. Manning
Chairman and
Chief Executive Officer

SUSTAINED GROWTH

Sensient's revenue, net income and earnings per share all reached record levels in 2012. As a result of the Company's focus on internal growth and investment, Sensient has achieved record revenue and earnings per share in each of the last three years. Both the Color Group and the Flavors & Fragrances Group reported higher revenue in 2012.

In recent years, Sensient has increased its sales coverage, modernized its production facilities and improved its technologies in promising areas such as digital inks, pharmaceutical coatings, and natural colors and flavors. The consistent, focused execution of our long-term strategy has allowed us to deliver sustained growth for our shareholders.

On April 26, 2012, the Board of Directors voted to increase the cash dividend on the Company's common stock to 22 cents per share per quarter. This is our sixth quarterly dividend increase since 2006. We also used the Company's share repurchase program to return more than $23 million to shareholders in the past year. Our growing dividend and share buy-backs reflect confidence in the long-term strength of the Company and a commitment to increasing shareholder value.

DEVELOPING CUSTOMER SOLUTIONS

One of Sensient's key strengths is our ability to find solutions for the specific needs of our customers. We are a solutions-driven company. Nearly every product we develop is customized to fit the unique requirements of our customers.

We deliver solutions to a broad range of global customers, including manufacturers of foods, beverages, cosmetics, pharmaceuticals, household products, inks and industrial materials. In some instances, manufacturers seek to extend or reformulate current offerings. In other cases, customers turn to us for expertise to create new products that address opportunities in the marketplace.

We have strong product development capabilities in locations around the world, close to our most important customers. Decentralized R&D allows us to focus on what customers want in specific regions and to customize our solutions to local preferences. Sensient wins customer loyalty by matching our sophisticated technologies with exceptional service.

FOOD AND BEVERAGE COLORS AND FLAVORS

Sensient's broad product line for food and beverages gives manufacturers an extensive selection of flavors and colors, both natural and synthetic, to build a distinctive product.

In particular, growing consumer demand for natural products has created tremendous opportunities for Sensient. Today we are a market leader in natural colors. We provide manufacturers with shades, rather than single colors, that enable a greater range of end products and ensure product performance across many complex applications. Our advanced capabilities simplify the use of natural color systems.

We are the global leader in synthetic colors and demand continues to expand. Synthetic colors are stable and effective, and they can be used in a wide array of applications. In many cases, they are the preferred product solution.

We are among the industry leaders in flavors. Our flavor systems enhance the products of food and beverage manufacturers worldwide. We have superior savory flavor capabilities that combine top notes and other flavors in sophisticated vertically integrated systems. Our extraction technologies produce exceptionally pure, highly concentrated botanical extracts. We excel in dairy flavors for ice creams and yogurts.

ADVANCED SYSTEMS FOR COSMETICS, PHARMACEUTICALS AND INKS

In 2012, Sensient continued to focus on promising growth opportunities in a number of other markets, including cosmetics, pharmaceuticals and industrial inks. We expect

Sensient Technologies Corporation 2012

2012 was the third consecutive record year for Sensient Technologies Corporation. Revenue reached an all-time high of $1.46 billion, and in local currency, our earnings per share grew over 6%.

strong revenue increases in these global markets, driven by new product development.

The Company is a global leader in the development of sophisticated technologies used in the manufacture of cosmetics and other personal care products. We recently introduced a patented technology that improves color treatments for hair. Our specialty dispersions and treated pigments continue to find favor among cosmetics manufacturers worldwide.

In pharmaceuticals, we created several new color and coating systems that are winning business from large manufacturers. Sensient's natural enteric coatings provide a functional film to pharmaceuticals without the use of alcohol or preservatives. We have also improved the performance of Sensient's line of moisture-barrier coatings for pharmaceuticals.

In 2013, we will complete a significant expansion of our digital ink facility in Switzerland. With this investment, we are broadening our offerings in inks and industrial colors. Our specialty inks improve the performance of digital industrial printers, enabling significantly faster printing of short runs. Sensient's digital printing technology is used for textiles, plastics, packaging and other end products.

LOCAL KNOWLEDGE AND GLOBAL REACH

Sensient's global reach extends to more than 75 locations in over 35 countries. We retain local managers with detailed knowledge of their markets. Their regional expertise allows us to adjust our products and formulations to local conditions for greater competitive advantage.

We will continue to expand by investing in infrastructure, establishing new locations, and acquiring and developing new technologies that broaden our product portfolio.

In 2012, we made significant investments in facilities in North America, South America and Europe. We announced plans to build a new color and flavor complex in South Africa to serve this growing market. We believe our facilities and personnel are second to none in our industry.

LOOKING AHEAD

In October 2012, Sensient's Board of Directors elected Paul Manning to the position of President and Chief Operating Officer. He was also elected to the Board of Directors. Paul's leadership has already strengthened the Color Group and will now reach all units of the Company.

Sensient also initiated a broad and strategic restructuring program in the first quarter of 2013 to consolidate and simplify operations, reduce costs and facilitate future growth.

As one component of the plan, we will relocate the Flavors & Fragrances Group headquarters to Chicago. This relocation will give the Company better access to customers, improve access to food industry talent and allow us to showcase our broad product portfolio in a state-of-the-art facility.

We also plan to reduce global headcount and consolidate several facilities throughout Europe and North America in order to increase operating efficiencies. These changes will not impact the Company's sales coverage and will reduce annual operating costs by between $10 million and $12 million. We are making these changes to position the Company for even greater profitability.

I am very confident about Sensient's future. We will continue to grow by providing high-performance, technology-based solutions to customers in markets around the world. I expect shareholders to benefit from our ongoing success.

Sincerely,

Kenneth P. Manning
Chairman and Chief Executive Officer

BUSINESS PROFILE

color group

Sensient is a leading developer and manufacturer of specialized color systems used in the production of foods and beverages, cosmetics, pharmaceuticals and inkjet inks. Sensient also produces a range of ingredients and specialty chemicals used in the manufacture of cosmetics, pharmaceuticals and other products.

strategic advantages

- Broadest product lines of natural and synthetic color systems for foods and beverages, pharmaceuticals and nutraceuticals
- Leading industry expertise in natural color development, local technical support and production
- World leading product safety programs
- Comprehensive product line of inks, including sublimation, pigmented and other industrial inks
- Global R&D capabilities to ensure a steady pipeline of new product and technology development

revenue | by product line

Pharmaceutical Colors and Coatings
5%
17%
Inkjet and Specialty Inks and Colors
3%
Other Technical Colors
Food and Beverage Colors
55%
20%
Cosmetic Ingredients

Sensient
Technologies
Corporation
2012

flavors & fragrances group

Sensient develops, manufactures and distributes flavor and fragrance systems found in thousands of consumer products worldwide. The Company's flavor and aroma technologies are essential components of leading foods, beverages, household supplies and personal care products. Sensient's specialty systems enable our customers to excel in highly competitive global markets.

strategic advantages

- Substantial product development and manufacturing capabilities in locations around the world
- Extensive range of customized flavors for food and beverage applications
- Significant scientific and technical resources to meet customer requirements
- Advanced technologies for state-of-the-art formulations
- Unique extraction capabilities
- Substantial vertical integration
- World leading product safety programs

revenue | by product line

10% Fragrances
9% Other Flavors
9% Beverage Flavors
18% Savory Flavors
25% Sweet Flavors
29% Dehydrated Flavors

food & beverage

colors, flavors, functional ingredients

Sensient uses advanced technologies to deliver the broades

industrial inks

dyes, pigments, dispersions

SENSIENT

Sensient
Technologies
Corporation
2012

pharmaceuticals

colors, coatings, taste-masking excipients

t product lines in the industry for major global manufacturers.

cosmetics

colors, fragrances

7

Sensient
Technologies
Corporation
2012

leading technologies

Sensient succeeds in a highly competitive industry by developing, licensing and acquiring advanced technologies that form the foundation of our customer solutions. We will continue to invest in innovation to drive growth.

TASTE-MASKING EXCIPIENTS

Sensient applies research on bitter taste receptors to develop complex masking systems. These customized systems block bitter tastes of specific compounds and target undesirable flavors in pharmaceuticals to make medication more palatable. They also help mask off-notes generated by natural colors.

Sensient offers leading edge micro-emulsion technology reducing particle sizes to achieve the targeted clarity for beverages. Sensient's micro-emulsions are produced using a proprietary manufacturing process and formulation to provide the food and beverage industry with stable, high quality colors in a wide range of shades.

MICRO-EMULSION TECHNOLOGY

PHARMACEUTICAL COATINGS

Sensient recently introduced advanced pharmaceutical coating technology that protects new, larger molecules from heat and moisture. The Company also launched a line of all-natural enteric coatings that improve the performance of vitamins and pharmaceuticals.

9

Sensient
Technologies
Corporation
2012

customer solutions

Sensient works closely with customers to develop unique solutions that create new opportunities in regions around the world. We combine technical expertise and sophisticated technologies to respond to the demands of rapidly changing markets. Our cutting-edge products also help customers meet regulatory challenges.

BOTANICAL EXTRACTS

Sensient produces proprietary botanical extracts using advanced extraction processes. These highly concentrated natural extracts are customized to meet the specific requirements of food and beverage manufacturers.

Sensient develops the highest-quality surface treatments available to cosmetics manufacturers. The Company's treated pigment technology results in superior color, coverage and consistency in foundation, blush, lipstick and other cosmetics.

TREATED PIGMENTS

INDUSTRIAL INKS

Sensient is a leading developer of specialty inks used in the manufacture of textiles, plastics, packaging and other products. Sensient recently developed a line of inks that significantly increases the speed of short-run digital printing on fabric.

11

Sensient
Technologies
Corporation
2012

expanded capabilities

Sensient has made critical investments that expand our capabilities in locations around the world. We maintain state-of-the-art R&D labs, pilot plants and production facilities that enable us to deliver solutions customized for a broad range of local and multinational manufacturers.

DIGITAL INK TECHNOLOGIES

SENSIENT

Morges, Switzerland — Sensient has significantly expanded its digital ink development capabilities to better serve European and Middle Eastern customers. The Company offers a full line of ink technologies, including new proprietary sublimation and pigmented inks.

St. Louis, Missouri — Sensient is well-positioned to benefit from the growing worldwide preference for natural colors in foods and beverages. We develop shade-specific solutions that help define our customers' brands.

SENSIENT

ADVANCED NATURAL COLORS

EXTENDED MARKET REACH

São Paulo, Brazil — The Company's new color, flavor and cosmetics complex in Brazil greatly enhances our ability to serve customers throughout South America. Onsite technical personnel, R&D labs and production capabilities enable us to develop solutions for regional customers.

SENSIENT

13

Financial Review

TABLE OF CONTENTS

Management's Discussion & Analysis of Operations & Financial Condition	15
Consolidated Statements of Earnings	23
Consolidated Statements of Comprehensive Income	24
Consolidated Balance Sheets	25
Consolidated Statements of Cash Flows	26
Consolidated Statements of Shareholders' Equity	27
Notes to Consolidated Financial Statements	28
Management's Report on Internal Control Over Financial Reporting	41
Report of Independent Registered Public Accounting Firm	41
Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting	42
Quarterly Data	43
Common Stock Prices and Dividends	43
Company Stock Performance	43
Five Year Review	44
Directors & Officers	46
Investor Information	inside back cover

Management’s Discussion & Analysis of Operations & Financial Condition

OVERVIEW

Sensient Technologies Corporation (the “Company”) reported record revenue and earnings per share for the year ended December 31, 2012. The Flavors & Fragrances Group and the Color Group also reported record revenue in 2012. The Company’s gross profit margin increased 30 basis points to 31.7% driven by the Color Group’s focus on higher margin business. The Company’s continued investment in sales and technical staff were key drivers in Sensient’s increased revenue and gross margin. The Company’s debt to capital ratio was 23.5% at December 31, 2012, an improvement of 70 basis points. Sensient’s capital expenditures were over $100 million in 2012 as the Company continued to invest in its production facilities and to expand its technical capabilities.

Consolidated revenue was $1.46 billion in 2012, an increase of 2.0% from $1.43 billion reported in 2011. Sensient’s operating income was $191.2 million and $190.8 million in 2012 and 2011, respectively. In local currency, 2012 revenue and operating income increased by approximately 4.6% and 2.9%, respectively. Diluted earnings per share were $2.49 in 2012 compared to $2.41 in 2011, an increase of 3.3%. In local currency, earnings per share increased 6.2% in 2012.

The Company’s cash flows from operating activities were $139.4 million and $142.9 million in 2012 and 2011, respectively.  The Company’s dividend per share was 87 cents in 2012 and 84 cents in 2011. The current quarterly dividend rate of 22 cents was 47% higher than at the beginning of 2006. Capital expenditures were $103.8 million and $72.2 million in 2012 and 2011, respectively, reflecting the Company’s continued investment in its facilities and new technologies. Sensient utilized some of its excess debt capacity to purchase $23.2 million of Company stock during 2012. Even with the increase in capital expenditures and the purchase of Company stock, Sensient’s debt to capital ratio improved to 23.5% at December 31, 2012, from 24.2% at December 31, 2011.

In the first quarter of 2013, the Company initiated a broad restructuring program. One component of the plan is to relocate the Flavors & Fragrances Group headquarters to Chicago. This will give Sensient better access to customers, improve access to food industry talent and showcase Sensient’s vast product portfolio in a state-of-the-art facility. This does not involve relocating any of the U.S. Flavors & Fragrances Group production sites. The second component is a profit improvement plan that involves reducing headcount and consolidating several facilities throughout Europe and North America. These changes will not impact the Company’s sales coverage and will result in a more efficient utilization of human and capital resources. The Company expects one-time cash costs between $22 million and $24 million and non-cash costs of approximately $8 million to be recorded in the next 12 months. Annual benefits are expected to be approximately $10 million.

Additional information on the results is included below.

RESULTS OF OPERATIONS

2012 vs. 2011

Sensient’s revenue was $1.46 billion in 2012 and $1.43 billion in 2011. Revenue in the Flavors & Fragrances Group was $875.3 million in 2012, an increase of 2.1% from $857.5 million in 2011. Color Group revenue was $494.1 million in 2012 and $491.9 million in 2011. Corporate & Other revenue, which includes the Company’s operations in the Asia Pacific region, China and certain flavor operations in Central and South America, increased 9.2% in 2012. Foreign currency translation decreased consolidated revenue in 2012 by approximately 2.6%. Additional information on group results can be found in the Segment Information section.

The Company’s gross margin was 31.7% in 2012, an increase of 30 basis points from 31.4% in 2011. The impact of increased selling prices and favorable product mix more than offset higher raw material costs in 2012.

Selling and administrative expense as a percent of revenue was 18.6% in 2012 compared to 18.1% in 2011. The increase in selling and administrative expenses during 2012 was primarily attributable to the Company’s continued expansion of its sales force to penetrate new and existing markets.

Operating income was $191.2 million in 2012 compared to $190.8 million in 2011. The increase was due to the increased revenue and gross margin discussed above. Additional information on group results can be found in the Segment Information section.

Interest expense decreased 13.1% to $16.9 million in 2012 from $19.4 million in 2011. The decrease is due to lower average interest rates partially offset by higher average outstanding debt balances.

The effective income tax rate was 28.9% in 2012 and 29.7% in 2011. The effective tax rates for both 2012 and 2011 were reduced by discrete items, including the favorable resolution of prior years’ tax matters. In total, these discrete items reduced the effective tax rate for 2012 and 2011 by 2.2% and 2.5%, respectively.

	2012	2011
Rate before discrete items	31.1%	32.2%
Discrete items	(2.2%)	(2.5%)
Reported effective tax rate	28.9%	29.7%

The effective tax rate for 2013 is expected to be between 32.0% and 32.5% prior to the recording of any discrete items.

SEGMENT INFORMATION

The Company determines its operating segments based on information utilized by the chief operating decision maker to allocate resources and assess performance. The Company’s reportable segments consist of the Flavors & Fragrances Group and the Color Group. The results of three additional operating segments, the Asia Pacific Group, the China Group and Flavors & Central & South America, are reported in the Corporate & Other segment. Beginning in 2012, the Company moved certain of its flavor operations in Central and South America into a separate segment, Flavors Central & South America, to give management greater insight into operations in this growing region. The prior year results have been restated as a result of this change.

Flavors & Fragrances  Revenue for the Flavors & Fragrances Group was $875.3 million in 2012 and $857.5 million in 2011. The Group reported an increase in volumes ($27.2 million) and higher selling prices ($12.0 million), partially reduced by the unfavorable impact of foreign currency translation ($21.5 million). Higher selling prices were reported primarily in traditional flavors. The higher volumes were driven by both the traditional and dehydrated flavors businesses in North America.

Gross margins were 25.6% of revenue in 2012 and 26.7% in 2011. The decrease was primarily due to higher raw material costs in dehydrated flavors. Selling prices have increased in dehydrated flavors and margins are anticipated to improve in 2013. Flavors & Fragrances Group margins are expected to improve in 2013 as a result of the restructuring program initiated in the first quarter of 2013.

The Flavors & Fragrances Group operating income was $123.0 million in 2012 and $129.4 million in 2011. The decrease in operating income was related to operations in North America ($4.8 million), Europe ($1.4 million) and the unfavorable impact of foreign currency translation ($1.7 million), partially offset by higher operating income in Mexico ($1.4 million). The lower profit in North America was driven by the higher raw material costs in dehydrated flavors. The lower profit in Europe was primarily due to higher costs. The higher profit in Mexico was due to favorable product mix combined with higher volumes and selling prices. Operating income as a percent of revenue was 14.1% in 2012 and 15.1% in 2011 primarily for the reasons discussed above. Operating income for the Group is expected to increase in 2013 as a result of the restructuring program initiated in the first quarter of 2013.

Color  The Color Group revenue was $494.1 million in 2012 and $491.9 million in 2011. The increase in revenue was driven by higher sales of non-food colors ($15.4 million) and higher sales of food and beverage colors ($4.9 million), partially offset by the unfavorable impact of foreign currency translation ($18.0 million). The higher sales of both food and beverage colors and non-food colors were driven by higher volumes and higher selling prices. Although sales of OEM inkjet products increased in 2012 from the prior year, the termination of a supply agreement by a major customer is expected to reduce sales of OEM inkjet ink products beginning in 2013. The Group has been working to replace low margin products such as these with higher margin, value-added products.

Gross margin for the Color Group increased 250 basis points to 37.6% in 2012 compared to 35.1% in 2011. Higher selling prices and favorable product mix more than offset increased raw material and manufacturing costs. The 2012 results reflect the Group’s strategy to focus on higher margin products and eliminate lower margin business.

Color Group operating income increased 4.3% to $94.1 million from $90.2 million in 2011. The increase in operating income was primarily attributable to higher sales of food and beverage colors ($6.7 million) and non-food colors ($0.6 million), partially reduced by the unfavorable impact of foreign exchange rates ($3.4 million). The higher operating income from food and beverage colors was primarily due to the impact of higher selling prices and favorable product mix. The increase in operating income for non-food colors was primarily due to the higher volumes, higher selling prices and favorable product mix, partially reduced by unfavorable raw material and manufacturing costs. Operating income as a percent of revenue increased 70 basis points to 19.0% from 18.3% in 2011 primarily due to the reasons described above. The Color Group operating income is expected to increase in 2013 as a result of the restructuring program initiated in the first quarter of 2013.

Corporate & Other  The Corporate & Other segment includes the Asia Pacific region, China and, beginning in 2012, certain of the Company’s flavor businesses in Central and South America, combined with the corporate office expenses. The prior results have been restated to reflect this change.

Revenue for the Corporate & Other segment was $156.8 million and $143.6 million in 2012 and 2011, respectively. The increase was primarily related to higher volumes in Asia Pacific.

The Corporate & Other segment reported operating losses of $25.8 million and $28.8 million in 2012 and 2011, respectively. The improvement in results was primarily due to the profit on higher volumes in Asia Pacific and lower expenses. Costs in the Corporate & Other segment in 2013 are expected to increase due to the recording of restructuring costs related to the plan initiated in the first quarter of 2013. Group performance is evaluated on operating income of the respective business units before restructuring charges which are reported in the Corporate & Other segment.

2011 vs. 2010

Sensient’s revenue increased 7.7% in 2011 to $1.43 billion from $1.33 billion in 2010. Revenue in the Flavors & Fragrances Group was $857.5 million in 2011, an increase of 6.4% from $806.0 million in 2010. Color Group revenue of $491.9 million was 9.9% higher than 2010 revenue of $447.5 million. Corporate & Other revenue increased 14.9% in 2011. The impact of foreign currency translation increased consolidated revenue in 2011 by approximately 2%. Additional information on group results can be found in the Segment Information section.

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

	2011	2010
Rate before discrete items	32.2%	32.9%
Discrete items	(2.5%)	(2.4%)
Reported effective tax rate	29.7%	30.5%

SEGMENT INFORMATION

Flavors & Fragrances  Revenue for the Flavors & Fragrances Group for 2011 increased 6.4% to $857.5 million from $806.0 million in 2010. The Group reported higher selling prices ($33.9 million) and an increase in volumes ($2.0 million) combined with the favorable impact of foreign currency translation ($15.5 million). Higher selling prices were reported in all businesses and regions. The higher volumes occurred primarily in traditional flavors in North America partially offset by lower volumes in dehydrated flavors.

Gross margin increased 60 basis points to 26.7% of revenue in 2011 from 26.1% in 2010. The increase is primarily due to the higher selling prices and favorable product mix which more than offset higher raw material costs.

The Flavors & Fragrances Group operating income increased 7.6% to $129.4 million in 2011 from $120.3 million in 2010. The increase in operating income was related to operations in North America ($9.0 million) and the favorable impact of foreign currency translation ($1.8 million) partially offset by lower operating income in Mexico ($1.6 million). The higher profit in North America was driven by the higher selling prices partially offset by higher raw material costs. The lower profit in Mexico was primarily due to unfavorable product mix and higher costs partially offset by higher selling prices. Operating income as a percent of revenue was 15.1% in 2011 and 14.9% in 2010 primarily for the reasons discussed above.

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

Corporate & Other  Revenue for the Corporate & Other segment was $143.6 million and $124.9 million in 2011 and 2010, respectively. The increase was primarily related to higher volumes in Asia Pacific and higher selling prices in both China and Asia Pacific.

The Corporate & Other segment reported operating losses of $28.8 million and $23.2 million in 2011 and 2010, respectively. The change was primarily due to the higher raw material costs in China and higher expenses at Corporate, including the restructuring charge, net of the gain on the revaluation of a previously held equity interest, discussed above.

LIQUIDITY AND FINANCIAL POSITION

The Company’s financial position remains strong, enabling it to meet cash requirements for operations, acquisitions, capital expansion programs, share repurchases and dividend payments to shareholders. The Company intends to fund working capital requirements, principal and interest payments, acquisitions and other liabilities with cash provided by operations, to the extent available, and short-term and long-term borrowings under new and existing credit facilities.

The Company’s ratio of debt to total capital improved to 23.5% at December 31, 2012, compared to 24.2% and 26.2% at December 31, 2011 and 2010, respectively. The improvement in 2012 resulted from an increase in equity partially offset by an increase in debt.

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

Net cash provided by operating activities was $139.4 million in 2012, $142.9 million in 2011 and $155.7 million in 2010. Operating cash flow provided the primary source of funds for operating needs, acquisitions, capital expenditures, shareholder dividends, share repurchases and net debt repayments. The decrease in net cash provided by operating activities in both 2012 and 2011 was primarily due to a higher use of working capital partially offset by the impact of higher earnings.

Net cash used in investing activities was $102.7 million in 2012, $74.0 million in 2011 and $55.1 million in 2010. Capital expenditures were $103.8 million in 2012, $72.2 million in 2011 and $55.8 million in 2010.

Net cash used in financing activities was $48.8 million in 2012, $52.9 million in 2011 and $97.5 million in 2010. The Company had a net increase in debt of $15.9 million in 2012 and net reductions in debt of $14.2 million in 2011 and $72.6 million in 2010. In 2012, Sensient purchased $23.2 million of Company stock.

The Company has paid uninterrupted quarterly cash dividends since commencing public trading in its stock in 1962. The Company’s quarterly dividend was 22 cents per share beginning in the second quarter of 2012 when it was increased from 21 cents per share. Dividends paid per share were 87 cents in 2012, 84 cents in 2011 and 79 cents in 2010. Total dividends paid were $43.4 million, $42.0 million and $39.0 million in 2012, 2011 and 2010, respectively.

In 2012, the Company used cash provided by operating activities to fund most of its capital expenditures, dividend payments and purchases of Company stock. In 2011 and 2010, the Company was able to finance capital expenditures and dividend payments and still reduce debt levels.  The Company maintains debt levels it considers prudent based on its cash flows, interest coverage and percentage of total debt to total capital.

With the exception of the increase in raw material costs discussed above, the impact of inflation on both the Company’s financial position and its results of operations has been minimal and is not expected to significantly affect 2013 results.

ISSUER PURCHASES OF EQUITY SECURITIES

Sensient purchased 0.6 million shares of Company stock in 2012 for a total cost of $23.2 million. There were no purchases of Company stock in 2011 or 2010. On April 27, 2001, the Board approved a share repurchase program under which the Company is authorized to repurchase up to 5.0 million shares of Company stock in addition to amounts remaining from prior Board authorizations. As of December 31, 2012, 2.4 million shares were available to be repurchased under existing authorizations. The Company’s share repurchase program has no expiration date.

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

Goodwill Valuation  The Company reviews the carrying value of goodwill annually utilizing several valuation methodologies, including a discounted cash flow model. The Company completed its annual goodwill impairment test under Accounting Standards Codification (“ASC”) 350, Intangibles – Goodwill and Other, in the third quarter of 2012. In conducting its annual test for impairment, the Company performed a qualitative assessment of its previously calculated fair values for each of its reporting units and compared each of these values to the net book value of each reporting unit. Fair value is estimated using both a discounted cash flow analysis and an analysis of comparable company market values. If the fair value of a reporting unit exceeds its net book value, no impairment exists. The Company has three reporting units that had goodwill recorded and were tested for impairment. The Flavors & Fragrances reporting unit and the Asia Pacific reporting unit had fair values that were over 100% above their respective net book values. The fair value of the Color reporting unit had a fair value that was over 30% above its net book value. Changes in estimates of future cash flows caused by items such as unforeseen events or changes in market conditions could negatively affect the reporting units’ fair value and result in an impairment charge.

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

A key part of the Company’s strategy is to expand into new geographic markets. Because the Company manufactures and sells its products throughout the world, it is exposed to movements in foreign currency exchange rates. The major foreign currency exposures involve the markets in Western Europe, Mexico and Canada. The primary purpose of the Company’s foreign currency hedging activities is to protect against the volatility associated with foreign currency sales, purchases of materials, and other assets and liabilities created during the normal course of business. The Company generally utilizes foreign exchange contracts with durations of less than 12 months that may or may not be designated as cash flow hedges under ASC 815, Derivatives and Hedging. The net fair value of these instruments, based on dealer quotes, was negligible at December 31, 2012, and an asset of $0.4 million at December 31, 2011. At December 31, 2012, the potential gain or loss in the fair value of the Company’s outstanding foreign exchange contracts, assuming a hypothetical 10% fluctuation in the currencies of such contracts, would be approximately $2.3 million. However, any change in the value of the contracts, real or hypothetical, would be significantly offset by a corresponding change in the value of the underlying hedged items. In addition, this hypothetical calculation assumes that each exchange rate would change in the same direction relative to the U.S. dollar.

The Company has certain debt denominated in Swiss Francs and Euros. These non-derivative debt instruments act as partial hedges of the Company’s Swiss Franc and Euro net asset positions. The potential increase or decrease in the annual U.S. dollar interest expense of the Company’s outstanding foreign currency-denominated debt, assuming a hypothetical 10% fluctuation in the currencies of such debt, would be approximately $0.3 million at December 31, 2012. However, any change in interest expense from fluctuations in currency, real or hypothetical, would be significantly offset by a corresponding change in the value of the foreign income before interest. In addition, this hypothetical calculation assumes that each exchange rate would change in the same direction relative to the U.S. dollar.

The Company manages its debt structure and interest rate risk through the use of fixed rate and floating rate debt and through the use of derivatives. The Company’s primary exposure is to interest rates in the U.S. and Western Europe. At December 31, 2012, the potential increase or decrease in annual interest expense, assuming a hypothetical 10% fluctuation in interest rates of floating rate debt, would be approximately $0.2.

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

CONTRACTUAL OBLIGATIONS

The Company is subject to certain contractual obligations, including long-term debt, operating leases, manufacturing purchases and pension benefit obligations. The Company has unrecognized tax benefits of $7.1 million as of December 31, 2012. However, the Company cannot make a reasonably reliable estimate of the period of potential cash settlement of the liabilities and, therefore, has not included unrecognized tax benefits in the following table of significant contractual obligations as of December 31, 2012.

PAYMENTS DUE BY PERIOD

(in thousands)	Total	1 year	2-3 years	4-5 years	> 5 years
Long-term debt	$333,979	$62,574	$23,719	$222,686	$25,000
Interest payments on long-term debt	42,261	12,705	17,561	10,979	1,016
Operating lease obligations	19,748	7,316	9,259	2,715	458
Manufacturing purchase commitments	72,459	71,535	924	—	—
Pension funding obligations	63,561	4,541	40,561	8,501	9,958
Total contractual obligations	$532,008	$158,671	$92,024	$244,881	$36,432

NEW PRONOUNCEMENTS

In July 2012, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2012-02, Intangibles – Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment. This ASU gives companies the option to perform a qualitative assessment to determine whether further indefinite-lived intangible asset impairment testing is necessary. If, as result of the qualitative assessment, it is determined that it is more likely than not that an indefinite-lived intangible asset is impaired, the quantitative impairment test is required. Otherwise no further testing is required. This ASU is effective for fiscal years beginning after September 15, 2012. The adoption is not expected to have any impact on the Company’s financial condition or results of operations.

On January 1, 2012, the Company adopted ASU No. 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income, which requires companies to disclose items of net income, items of other comprehensive income and total comprehensive income either in a single continuous statement or in two separate but consecutive statements. The Company adopted this ASU in 2012 and has included Consolidated Statements of Comprehensive Income for all periods presented. The adoption of this ASU had no impact on the Company’s financial condition or results of operations.

In September 2011, the FASB issued ASU No. 2011-08, Intangibles-Goodwill and Other (Topic 350): Testing Goodwill for Impairment, which gives companies the option to perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. The ASU is effective for fiscal years beginning after December 15, 2011, with early adoption permitted. The Company adopted this ASU in 2011, which did not have any impact on its financial statements.

OFF-BALANCE SHEET ARRANGEMENTS

The Company had no off-balance sheet arrangements as of December 31, 2012.

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that reflect management’s current assumptions and estimates of future economic circumstances, industry conditions, Company performance and financial results. Forward-looking statements include statements in the future tense, statements referring to any period after December 31, 2012, and statements including the terms “expect,” “believe,” “anticipate” and other similar terms that express expectations as to future events or conditions. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for such forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that could cause actual events to differ materially from those expressed in those statements. A variety of factors could cause the Company’s actual results and experience to differ materially from the anticipated results. These factors and assumptions include the pace and nature of new product introductions by the Company’s customers; the Company’s ability to successfully implement its growth strategies; the outcome of the Company’s various productivity-improvement and cost-reduction efforts or other restructuring or relocation activities; changes in costs of raw materials and energy; industry and economic factors related to the Company’s domestic and international business; competition from other suppliers of colors, flavors and fragrances; growth or contraction in markets for products in which the Company competes; terminations and other changes in customer relationships; industry acceptance of price increases; currency exchange rate fluctuations; cost and availability of credit; and the matters discussed above including the critical accounting policies described therein. The Company does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized.

Consolidated Statements of Earnings

(in thousands except per share amounts) Years ended December 31,	2012	2011	2010
Revenue	$1,459,050	$1,430,789	$1,328,180
Cost of products sold	995,907	981,137	919,821
Selling and administrative expenses	271,935	258,829	233,782
Operating Income	191,208	190,823	174,577
Interest expense	16,901	19,439	20,384
Earnings Before Income Taxes	174,307	171,384	154,193
Income taxes	50,399	50,900	47,049
Net Earnings	$123,908	$120,484	$107,144
Earnings per share:
Basic	$2.50	$2.42	$2.18
Diluted	$2.49	$2.41	$2.17
Average common shares outstanding:
Basic	49,596	49,746	49,138
Diluted	49,822	49,937	49,424

See notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income

(in thousands) Years ended December 31,	2012	2011	2010
Net earnings	$123,908	$120,484	$107,144
Unrealized (loss) gain on cash flow hedges, arising during the period net of tax of $471, $356 and $90, respectively	(1,212)	914	628
Reclassification adjustment for cash flow hedges included in net income, net of tax of $335, $272 and $41, respectively	862	(699)	(284)
Pension adjustment, net of tax of $1,040, $2,536 and $504, respectively	(2,216)	3,652	910
Tax effect on losses previously recorded in other comprehensive income	16,836	—	—
Foreign currency translation on net investment hedges	(1,251)	2,532	6,169
Foreign currency translation on long term intercompany loans	(1,540)	752	1,654
Other foreign currency translation	22,984	(31,569)	(22,417)
Total Comprehensive Income	$158,371	$96,066	$93,804

See notes to consolidated financial statements.

Consolidated Balance Sheets

(in thousands except share and per share amounts) December 31,	2012	2011
Assets
Current Assets:
Cash and cash equivalents	$15,062	$22,855
Trade accounts receivable, less allowance for losses of $3,045 and $3,588, respectively	237,626	219,494
Inventories	442,714	414,449
Prepaid expenses and other current assets	41,799	35,299
Deferred income taxes	14,153	14,773
Total current assets	751,354	706,870
Other assets	47,685	38,730
Intangible assets – at cost, less accumulated amortization of $14,353 and $13,233, respectively	11,578	12,660
Goodwill	451,318	444,365
Property, Plant and Equipment:
Land	53,387	52,271
Buildings	339,732	298,743
Machinery and equipment	735,237	674,011
Construction in progress	41,999	34,439
	1,170,355	1,059,464
Less accumulated depreciation	(655,647)	(607,925)
	514,708	451,539
Total assets	$1,776,643	$1,654,164
Liabilities and Shareholders’ Equity
Current Liabilities:
Trade accounts payable	$96,283	$93,851
Accrued salaries, wages and withholdings from employees	27,162	29,088
Other accrued expenses	56,946	56,985
Income taxes	3,797	4,377
Short-term borrowings	20,048	22,974
Total current liabilities	204,236	207,275
Deferred income taxes	13,032	21,822
Other liabilities	10,971	11,183
Accrued employee and retiree benefits	60,527	52,252
Long-term debt	333,979	312,422
Shareholders’ Equity:
Common stock, par value $0.10 a share, authorized 100,000,000 shares; issued 53,954,874 shares	5,396	5,396
Additional paid-in capital	98,253	94,187
Earnings reinvested in the business	1,150,092	1,069,610
Treasury stock, 4,264,821 and 4,038,011 shares, respectively, at cost	(95,258)	(80,935)
Accumulated other comprehensive loss	(4,585)	(39,048)
	1,153,898	1,049,210
Total liabilities and shareholders’ equity	$1,776,643	$1,654,164

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(in thousands) Years ended December 31,	2012	2011	2010
Cash Flows from Operating Activities
Net earnings	$123,908	$120,484	$107,144
Adjustments to arrive at net cash provided by operating activities:
Depreciation and amortization	48,352	46,099	43,423
Share-based compensation	10,086	7,819	5,678
(Gain) loss on assets	(869)	(4,323)	1,382
Deferred income taxes	2,916	(3,138)	8,685
Changes in operating assets and liabilities:
Trade accounts receivable	(15,158)	(5,095)	(20,229)
Inventories	(23,125)	(28,391)	(4,191)
Prepaid expenses and other assets	(9,405)	(1,825)	9,370
Accounts payable and other accrued expenses	225	6,299	(7,757)
Accrued salaries, wages and withholdings from employees	(1,209)	3,075	5,053
Income taxes	(1,689)	(3,148)	2,699
Other liabilities	5,334	5,021	4,468
Net cash provided by operating activities	139,366	142,877	155,725

Cash Flows from Investing Activities
Acquisition of property, plant and equipment	(103,806)	(72,200)	(55,823)
Proceeds from sale of assets	1,364	2,076	172
Acquisition of new businesses, net of cash acquired	—	(3,706)	—
Other investing activities	(242)	(207)	528
Net cash used in investing activities	(102,684)	(74,037)	(55,123)

Cash Flows from Financing Activities
Proceeds from additional borrowings	73,903	184,074	139,344
Debt payments	(58,052)	(198,259)	(211,935)
Purchase of treasury stock	(23,154)	—	—
Dividends paid	(43,426)	(41,968)	(39,013)
Proceeds from options exercised and other equity transactions	1,957	3,205	14,063
Net cash used in financing activities	(48,772)	(52,948)	(97,541)
Effect of exchange rate changes on cash and cash equivalents	4,297	(7,292)	(1,025)
Net (decrease) increase in cash and cash equivalents	(7,793)	8,600	2,036
Cash and cash equivalents at beginning of year	22,855	14,255	12,219
Cash and cash equivalents at end of year	$15,062	$22,855	$14,255
Cash paid during the year for:
Interest	$16,897	$19,642	$19,932
Income taxes	53,492	55,570	32,668
Capitalized interest	1,601	1,240	810

See notes to consolidated financial statements.

Consolidated Statements of Shareholders’ Equity

	Common Stock	Additional Paid-in Capital	Earnings Reinvested in the Business	Treasury Stock		Accumulated Other Comprehensive Income (Loss)
(in thousands except share are per share amounts)				Shares	Amount
Balances at December 31, 2009	$5,396	$85,504	$922,963	5,182,710	$(103,878)	$(1,290)
Net earnings			107,144
Other comprehensive income						(13,340)
Cash dividends paid – $0.79 per share			(39,013)
Share-based compensation		5,746		3,400	(68)
Stock options exercised		1,365		(582,174)	11,668
Nonvested stock issued upon vesting		(4,609)		(229,951)	4,609
Benefit plans		184		(28,273)	567
Other		837
Balances at December 31, 2010	5,396	89,027	991,094	4,345,712	(87,102)	(14,630)
Net earnings			120,484
Other comprehensive income						(24,418)
Cash dividends paid – $0.84 per share			(41,968)
Share-based compensation		7,819
Stock options exercised		242		(120,368)	2,412
Nonvested stock issued upon vesting		(3,526)		(175,972)	3,526
Benefit plans		148		(11,361)	229
Other		477
Balances at December 31, 2011	5,396	94,187	1,069,610	4,038,011	(80,935)	(39,048)
Net earnings			123,908
Other comprehensive income						34,463
Cash dividends paid – $0.87 per share			(43,426)
Share-based compensation		10,086
Stock options exercised		52		(66,579)	1,438
Nonvested stock issued upon vesting		(6,999)		(313,812)	6,999
Benefit plans		388		(22,925)	480
Purchase of treasury stock				626,251	(23,154)
Other		539		3,875	(86)
Balances at December 31, 2012	$5,396	$98,253	$1,150,092	4,264,821	$(95,258)	$(4,585)

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements
Years ended December 31, 2012, 2011 and 2010

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation and Basis of Presentation The consolidated financial statements include the accounts of Sensient Technologies Corporation and its subsidiaries (the “Company”). All significant intercompany accounts and transactions are eliminated.

Sensient Technologies Corporation is a leading global manufacturer and marketer of colors, flavors and fragrances. The Company uses advanced technologies at facilities around the world to develop specialty food and beverage systems, cosmetic and pharmaceutical systems, inkjet and specialty inks and colors, and other specialty and fine chemicals. The Company’s reportable segments consist of the Flavors & Fragrances and Color Groups, which are managed on a products and services basis. The Asia Pacific Group, China Group and certain of the Company’s flavor businesses in Central and South America (Flavors Central & South America), which are managed on a geographic basis, are included in Corporate & Other.

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

Inventories Inventories are stated at the lower of cost or market. Market is determined on the basis of estimated realizable values. Cost is determined using the first-in, first-out (“FIFO”) method with the exception of certain locations of the Flavors & Fragrances Group where cost is determined using a weighted average method. Inventories include finished and in-process products totaling $301.6 million and $282.1 million at December 31, 2012 and 2011, respectively, and raw materials and supplies of $141.1 million and $132.4 million at December 31, 2012 and 2011, respectively.

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

Goodwill and Other Intangible Assets  The carrying value of goodwill is evaluated for impairment on an annual basis or when an indicator of impairment occurs. The impairment assessment includes comparing the carrying amount of net assets, including goodwill, of each reporting unit to its respective fair value as of the date of the assessment. Fair value was estimated based upon an evaluation of the reporting unit’s estimated future discounted cash flow as well as the public trading and private transaction valuation multiples for comparable companies. For 2012 and 2011, the Company completed a qualitative assessment noting no indicators of a change in fair value. Such determination of fair value yielded no impairment in 2012, 2011 or 2010.

The cost of intangible assets with determinable useful lives is amortized on a straight-line basis to reflect the pattern of economic benefits consumed, ranging from 5 to 20 years. These assets include technological know-how, customer relationships, patents, trademarks and non-compete agreements, among others.

Impairment of Long-lived Assets The Company reviews long-lived assets for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. The Company performs undiscounted cash flow analyses to determine if potential impairment exists. If impairment is determined to exist, any related impairment loss is calculated based on the difference between fair value and carrying value. No impairment has been recorded in any of the presented periods.

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

Translation of Foreign Currencies  For all significant foreign operations, the functional currency is the local currency. Assets and liabilities of foreign operations are translated into U.S. dollars at current exchange rates. Revenue and expense accounts are translated into U.S. dollars at average exchange rates prevailing during the year. Adjustments resulting from the translation of foreign accounts into U.S. dollars are recorded in foreign currency translation in OCI. Transaction gains and losses that occur as a result of transactions denominated in non-functional currencies are included in earnings and were not significant during the three-year period ended December 31, 2012.

Share-Based Compensation Share-based compensation expense is recognized on a straight-line basis over the vesting period of each award recipient. See Note 6, Share-Based Compensation, for additional information.

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

(in thousands)	2012	2011	2010
Basic weighted-average shares outstanding	49,596	49,746	49,138
Diluted weighted-average shares outstanding	49,822	49,937	49,424

In 2012 and 2011, there were no anti-dilutive stock options. In 2010, options for 0.1 million shares, with a weighted-average exercise price of $30.07, were excluded from the diluted EPS calculation because their exercise prices were greater than the average market price of the common stock and their inclusion in the calculation would have been anti-dilutive. All earnings per share amounts are presented on a diluted basis unless otherwise noted.

Accumulated Other Comprehensive (Loss) Income Accumulated OCI is composed primarily of foreign currency translation, pension liability and unrealized gains or losses on cash flow hedges. The components of OCI at December 31 were:

(in thousands)	2012	2011
Foreign currency translation	$7,442	$(29,720)
Pension liability (net of tax)	(12,062)	(9,712)
Unrealized gain on cash flow hedges (net of tax)	35	384
Accumulated other comprehensive loss	$(4,585)	$(39,048)

Research and Development Research and development costs are recorded in selling and administrative expenses in the year they are incurred. Research and development costs were $34.7 million, $33.2 million and $30.6 million during the years ended December 31, 2012, 2011 and 2010, respectively.

Advertising Advertising costs are recorded in selling and administrative expenses as they are incurred. Advertising costs were $2.2 million, $2.4 million and $1.5 million during the years ended December 31, 2012, 2011 and 2010, respectively.

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

Subsequent Events The Company performed an evaluation of subsequent events through the date these financial statements were issued. See Note 12, Subsequent Events, for more information.

New Pronouncements In July 2012, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2012-02, Intangibles – Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment. This ASU gives companies the option to perform a qualitative assessment to determine whether further indefinite-lived intangible asset impairment testing is necessary. If, as result of the qualitative assessment, it is determined that it is more likely than not that an indefinite-lived intangible asset is impaired, the quantitative impairment test is required. Otherwise no further testing is required. This ASU is effective for fiscal years beginning after September 15, 2012. The adoption is not expected to have any impact on the Company’s financial condition or results of operations.

On January 1, 2012, the Company adopted ASU No. 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income, which requires companies to disclose items of net income, items of other comprehensive income and total comprehensive income either in a single continuous statement or in two separate but consecutive statements. The Company adopted this ASU in 2012 and has included Consolidated Statements of Comprehensive Income for all periods presented. The adoption of this ASU had no impact on the Company’s financial condition or results of operations.

In September 2011, the FASB issued ASU No. 2011-08, Intangibles-Goodwill and Other (Topic 350): Testing Goodwill for Impairment, which gives companies the option to perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. The ASU is effective for fiscal years beginning after December 15, 2011, with early adoption permitted. The Company adopted this ASU in 2011, which did not have any impact on its financial statements.

2. ACQUISITIONS

There were no acquisitions during 2012.

In 2011, the Company acquired the remaining outstanding stock of Les Colorants Wackherr do Brasil (“Les Colorants”), a distributor of cosmetic ingredients in Brazil, for $4.6 million, which is net of the cash acquired.

Prior to the acquisition, the Company owned 50% of Les Colorants, a non-controlling interest. ASC 805, Business Combinations, requires that upon acquiring a controlling interest, the acquirer remeasure its previously held interest in the acquiree at its acquisition date fair value and recognize the gain or loss in earnings. The Company revalued its previously held interest in Les Colorants using a market approach and recognized a pre-tax gain of $3.6 million in earnings in the fourth quarter of 2011, included in selling and administrative expense in the Corporate & Other segment in the Consolidated Statement of Earnings. There is no tax impact of the gain. The final allocation of the purchase price for Les Colorants combined with the revaluation of the previously held interest resulted in goodwill and intangibles of $8.7 million. This acquisition has been accounted for as a purchase and the results of the entity’s full operations have been included in the consolidated financial statements in the Color segment since the date of acquisition.

Also in 2011, the Company completed the acquisition of  the remaining outstanding stock of LCW Polska, a cosmetic color and ingredients company located in Poznań, Poland. Prior to the acquisition, the Company owned 75% of LCW Polska. The acquisition is not material to the Company’s consolidated financial statements.

3. GOODWILL AND INTANGIBLE ASSETS

At December 31, 2012 and 2011, goodwill is the only intangible asset that is not subject to amortization. The following table summarizes intangible assets with determinable useful lives by major category as of December 31, 2012 and 2011:

(in thousands except weighted average amortization years)	Weighted
	Average	2012		2011
	Amortization		Accumulated		Accumulated
	Years	Cost	Amortization	Cost	Amortization
Technological know-how	20.0	$8,443	$(4,842)	$8,776	$(4,622)
Customer relationships	20.0	7,871	(3,866)	7,838	(3,399)
Patents, trademarks, non-compete agreements and other	18.7	9,617	(5,645)	9,279	(5,212)
Total finite-lived intangibles	19.5	$25,931	$(14,353)	$25,893	$(13,233)

Amortization of intangible assets was $1.4 million in 2012 and $1.3 million in both 2011 and 2010. Estimated amortization expense each year for the five years subsequent to December 31, 2012, is $1.3 million in each year from 2013 through 2017.

The changes in goodwill for the years ended December 31, 2012 and 2011, by reportable business segment, were as follows:

	Flavors &		Corporate
(in thousands)	Fragrances	Color	& Other	Consolidated
Balance as of December 31, 2010	$136,392	$304,615	$4,108	$445,115
Goodwill of acquired business	—	7,962	—	7,962
Currency translation impact	(3,700)	(5,198)	186	(8,712)
Balance as of December 31, 2011	132,692	307,379	4,294	444,365
Currency translation impact	3,092	4,271	(410)	6,953
Balance as of December 31, 2012	$135,784	$311,650	$3,884	$451,318

4. DEBT

Long-term Debt Long-term debt consisted of the following unsecured obligations at December 31:

(in thousands)	2012	2011
4.47% senior notes due November 2018	$25,000	$25,000
4.14% senior notes due November 2017	25,000	25,000
4.91% senior notes due through May 2017	110,000	110,000
3.77% senior notes due November 2016	25,000	25,000
7.31% senior notes due November 2013	25,000	25,000
5.85% Euro-denominated senior notes due November 2013	25,508	25,061
Long-term revolving loan agreement	95,419	73,814
Various other notes	3,052	3,547
	333,979	312,422
Less current maturities	—	—
Total long-term debt	$333,979	$312,422

In March 2011, the Company entered into an agreement to issue $75 million in fixed-rate, senior notes. These notes were issued in November 2011 at fixed coupon rates of 3.77%, 4.14% and 4.47% per annum with maturities in 2016, 2017 and 2018, respectively. Proceeds from the sale of these notes have been used to repay maturing debt and for general corporate purposes.

In April 2011, the Company modified its revolving loan facility. The capacity of the credit facility was increased from $300 million to $350 million and the facility will mature in April 2016. Interest rates on borrowings under the credit facility are at LIBOR plus a margin based on the Company’s leverage ratio. The credit facility was used to repay the Company’s floating rate term loan that would have matured in June 2012 and will be used for future liquidity needs.

The borrowings under the long-term revolving loan agreement had an average interest rate of 1.67% and 1.45% for the years ended December 31, 2012 and 2011, respectively.

The aggregate amounts of contractual maturities on long-term debt each year for the five years subsequent to December 31, 2012, are as follows: 2013, $62.6 million; 2014, $12.0 million; 2015, $11.7 million; 2016, $131.7 million; and 2017, $91.0 million.

The Company has approximately $62.6 million of long-term debt that matures in 2013. It is the Company’s intention to refinance these maturities under the long-term revolving loan agreement and accordingly, that maturing debt has been classified as long-term debt in the Consolidated Balance Sheet.

The Company has $247.0 million available under the revolving credit facility and $25.5 million available under other lines of credit from several banks at December 31, 2012.

Substantially all of the senior loan agreements contain restrictions concerning interest coverage, borrowings, investments and tangible net worth amounts. The Company is in compliance with all of these restrictions at December 31, 2012. The following table summarizes the Company’s most restrictive loan covenants calculated in accordance with the applicable agreements as of December 31, 2012:

(dollars in thousands)	Actual	Required
Debt to EBITDA (Maximum)	1.51	3.50
Net Worth (Minimum)	$1,153,898	$816,847
Interest Coverage (Minimum)	7.31	2.00

The Company has stand-by and trade letters of credit outstanding of $7.5 million and $6.5 million as of December 31, 2012 and 2011, respectively.

Short-term Borrowings The Company’s short-term borrowings consisted of the following items at December 31:

(in thousands)	2012	2011
Direct borrowings under the revolving loan agreement	$—	$5,000
Uncommitted loans	16,950	12,434
Loans of foreign subsidiaries	3,098	5,540
Total	$20,048	$22,974

The weighted-average interest rates on short-term borrowings were 1.98% and 3.19% at December 31, 2012 and 2011, respectively.

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

The Company manages its exposure to foreign exchange risk by the use of forward exchange contracts to reduce the effect of fluctuating foreign currencies on short-term foreign currency denominated intercompany transactions, non-functional currency raw material purchases, non-functional currency sales and other known foreign currency exposures. These forward exchange contracts generally have maturities of less than twelve months. The Company also uses certain debt denominated in foreign currencies to manage the Company’s net asset positions of its foreign subsidiaries.  The Company’s primary hedging activities and their accounting treatment are summarized below:

Forward Exchange Contracts  The forward exchange contracts that have been designated as hedges are accounted for as cash flow hedges. The Company had $18.9 million and $27.9 million of forward exchange contracts, designated as hedges, outstanding as of December 31, 2012 and 2011, respectively. Due to the short-term nature of these contracts, the results of these transactions are not material to the financial statements. In addition, the Company utilizes forward exchange contracts that are not designated as cash flow hedges and the results of these transactions are also not material to the financial statements.

Net Investment Hedges  The Company has certain debt denominated in Euros and Swiss Francs. These debt instruments have been designated as partial hedges of the Company’s Euro and Swiss Franc net asset positions. Changes in the fair value of this debt attributable to changes in the spot foreign exchange rate are recorded in foreign currency translation in OCI. As of December 31, 2012 and 2011, the total value of the Company’s Euro and Swiss Franc debt designated as net investment hedges was $55.0 million and $98.9 million, respectively. For the years ended December 31, 2012 and 2011, the impact of foreign exchange rates on these debt instruments has increased debt by $1.3 million and decreased debt by $2.5 million, respectively, and these amounts have been recorded as foreign currency translation in OCI.

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

6. SHARE-BASED COMPENSATION

The Company has various stock plans under which employees and directors may be granted nonvested stock. As of December 31, 2012, there were 0.7 million shares available to be granted as nonvested stock under existing stock plans. Previous plans allowed for the granting of non-qualified stock options or incentive stock options. Upon vesting, the stock options allow the participant to purchase common stock at 100% of the market price on the day the options were granted. No options were granted in 2012, 2011 or 2010.

Stock options became exercisable over a three-year vesting period, or earlier upon retirement, and expire 10 years from the date of grant. Expense for stock options was recognized on a straight-line basis over three years from the date of grant or over the period from the date of grant until the participant was retirement-eligible, whichever was less. Treasury shares are issued for nonvested stock awards and for the exercise of stock options.

The following table summarizes the transactions involving the stock option plans:

		Weighted-	Weighted-
(in thousands		Average	Average	Aggregate
except exercise		Exercise	Remaining	Intrinsic
price and life)	Options	Price	Life (Years)	Value
Outstanding at December 31, 2009	910	$22.13	4.4	$3,852
Exercised	(582)	22.16
Outstanding at December 31, 2010	328	22.06	3.9	4,807
Exercised	(121)	21.55
Outstanding at December 31, 2011	207	22.36	3.1	3,222
Exercised	(66)	22.38
Outstanding at December 31, 2012	141	$22.35	2.7	$1,859
Exercisable at December 31, 2012	141	$22.35	2.7	$1,859

The aggregate intrinsic values of stock options exercised during 2012, 2011 and 2010, were $0.9 million, $1.7 million and $3.9 million, respectively.

As of December 31, 2012, all stock options outstanding were vested.

The following table summarizes information concerning outstanding and exercisable stock options at December 31, 2012:

	Range of Exercise Price
(in thousands except life and exercise price)	$18.57-21.29	$21.30-24.14	$24.15-30.07
Options outstanding	62	40	39
Weighted-average remaining contractual life, in years	2.3	1.8	4.5
Weighted-average exercise price	$19.49	$22.85	$26.39
Options exercisable	62	40	39
Weighted-average exercise price	$19.49	$22.85	$26.39

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

The following table summarizes the nonvested stock activity:

		Grant Date
		Weighted-	Aggregate
		Average	Intrinsic
(in thousands except fair value)	Shares	Fair Value	Value
Outstanding at December 31, 2009	424	$24.44	$11,142
Granted	265	34.45
Vested	(259)	27.92
Cancelled	(67)	24.79
Outstanding at December 31, 2010	363	29.20	13,340
Granted	270	35.48
Vested	(175)	34.04
Cancelled	(58)	28.45
Outstanding at December 31, 2011	400	31.42	15,142
Granted	293	36.09
Vested	(314)	33.59
Cancelled	(40)	33.41
Outstanding at December 31, 2012	339	$33.22	$12,046

The total intrinsic values of shares vested during 2012, 2011 and 2010, was $11.2 million, $6.2 million and $9.2 million, respectively.

As of December 31, 2012, total remaining unearned compensation, net of expected forfeitures, related to nonvested stock was $8.3 million, which will be amortized over the weighted-average remaining service period of 3.3 years.

Total pre-tax share-based compensation recognized in the Consolidated Statements of Earnings was $10.1 million, $7.8 million and $5.7 million in 2012, 2011 and 2010, respectively. Tax related benefits of $2.4 million, $1.2 million and $0.7 million were also recognized in 2012, 2011 and 2010, respectively. Cash received from the exercise of stock options was $1.5 million, $2.6 million and $12.9 million for 2012, 2011 and 2010, respectively, and is reflected in cash flows from financing activities in the Consolidated Statements of Cash Flows.

7. RETIREMENT PLANS

The Company provides benefits under defined contribution plans including a savings plan and an employee stock ownership plan (“ESOP”). The savings plan covers substantially all domestic salaried and certain non-union hourly employees and provides for matching contributions up to 4% of each employee’s salary. The ESOP covers substantially all domestic employees and provides for contributions based on a percentage of each employee’s compensation as determined by the Board of Directors. Total expense for the Company’s defined contribution plans was $4.7 million, $4.3 million and $3.5 million in 2012, 2011 and 2010, respectively.

Although the Company intends for these defined contribution plans to be the primary retirement benefit for most employees, the Company also has several defined benefit plans. The funded status of the defined benefit plans was as follows at December 31:

(in thousands)	2012	2011
Benefit obligation at beginning of year	$64,939	$63,790
Service cost	2,583	2,419
Interest cost	2,659	2,778
Foreign currency exchange rate changes	799	(364)
Benefits paid	(3,045)	(3,168)
Actuarial loss (gain)	6,750	(516)
Benefit obligation at end of year	74,685	64,939
Plan assets at beginning of year	28,697	26,029
Company contributions	4,075	3,641
Foreign currency exchange rate changes	973	(385)
Benefits paid	(3,045)	(3,168)
Actual gain on plan assets	2,169	2,580
Plan assets at end of year	32,869	28,697
Funded status	$(41,816)	$(36,242)
Accumulated benefit obligation	$70,230	$61,714

Amounts recognized in the Consolidated Balance Sheets at December 31:

(in thousands)	2012	2011
Accrued employee and retiree benefits	$(52,825)	$(45,134)
Prepaid expenses and other current assets	11,011	8,892
Net liability	$(41,814)	$(36,242)

Components of annual benefit cost:

(in thousands)	2012	2011	2010
Service cost	$2,583	$2,419	$1,896
Interest cost	2,659	2,778	2,902
Expected return on plan assets	(1,428)	(1,520)	(1,367)
Amortization of prior service cost	1,971	3,112	3,011
Recognized actuarial loss	799	1,388	1,252
Defined benefit expense	$6,584	$8,177	$7,694

Weighted-average liability assumptions as of December 31:

	2012	2011
Discount rate	3.27%	4.27%
Expected return on plan assets	4.76%	5.00%
Rate of compensation increase	4.01%	4.11%

Weighted-average cost assumptions for the year ended December 31:

	2012	2011
Discount rate	4.27%	4.35%
Expected return on plan assets	5.00%	5.80%
Rate of compensation increase	4.11%	4.27%

The aggregate amounts of benefits expected to be paid from defined benefit plans in each of the next five years subsequent to December 31, 2012, which include employees’ expected future service, are as follows: 2013, $3.4 million; 2014, $34.9 million; 2015, $2.2 million; 2016, $2.7 million; 2017, $2.4 million; and $13.3 million in total for the years 2018 through 2022.

The Company expects to contribute $4.5 million to defined benefit plans in 2013.

Amounts at December 31 in accumulated other comprehensive income were as follows:

(in thousands)	2012	2011
Prior service cost	$1,362	$3,330
Unrecognized net actuarial loss	17,031	11,668

The pension adjustments, net of tax, recognized in OCI, were as follows:

(in thousands)	2012	2011	2010
Net actuarial (loss) gain arising during the period	$(3,947)	$885	$(1,043)
Prior service cost arising during the period	–	–	(670)
Amortization of actuarial loss, included in defined benefit expense	526	866	783
Amortization of prior service cost, included in defined benefit expense	1,205	1,901	1,840
Pension adjustment, net of tax	$(2,216)	$3,652	$910

The estimated prior service cost and actuarial loss for the defined benefit plans that will be amortized from accumulated other comprehensive loss into periodic benefit cost during 2013 are $0.2 million and $3.2 million, respectively.

8. INCOME TAXES

The provision for income taxes was as follows:

(in thousands)	2012	2011	2010
Currently payable:
Federal	$22,394	$28,480	$11,476
State	3,024	2,845	1,939
Foreign	22,065	22,713	24,949
	47,483	54,038	38,364
Deferred (benefit) expense:
Federal	170	(5,669)	7,320
State	603	(274)	404
Foreign	2,143	2,805	961
	2,916	(3,138)	8,685
Income taxes	$50,399	$50,900	$47,049

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities consisted of the following:

(in thousands)	2012	2011
Deferred tax assets:
Benefit plans	$17,375	$15,597
Liabilities and reserves	9,140	9,482
Operating loss and credit carryovers	48,441	32,397
Other	16,096	16,084
Gross deferred tax assets	91,052	73,560
Valuation allowance	(41,049)	(34,863)
Deferred tax assets	50,003	38,697
Deferred tax liabilities:
Property, plant and equipment	(19,430)	(18,565)
Other assets	(2,784)	(1,999)
Other	(26,668)	(25,182)
Deferred tax liabilities	(48,882)	(45,746)
Net deferred tax assets (liabilities)	$1,121	$(7,049)

In 2012, the Company recorded a correction of a prior period item related to the tax effect on certain foreign denominated loan losses that were previously recorded in OCI. As a result, net deferred tax assets increased by $10.8 million, other current assets by $6.0 million and OCI by $16.8 million. The tax effect was recognized in OCI in 2012 and was not material to any previously reported year.

At December 31, 2012, foreign operating loss carryovers were $118.4 million. Included in the foreign operating loss carryovers are losses of $3.9 million that expire through 2027 and $114.5 million that do not have an expiration date. At December 31, 2012, state operating loss carryovers were $106.7 million, all of which expire through 2027.

The effective tax rate differed from the statutory federal income tax rate of 35% as described below:

	2012	2011	2010
Taxes at statutory rate	35.0%	35.0%	35.0%
State income taxes, net of federal income tax benefit	1.5	1.0	1.1
Tax credits	—	(0.2)	(0.3)
Taxes on foreign earnings	(4.1)	(2.5)	(3.7)
Resolution of prior years’ tax matters	(1.4)	(0.6)	(1.5)
Valuation allowance adjustments	(0.5)	(0.6)	—
Revaluation of previously held interest	—	(0.7)	—
Other, net	(1.6)	(1.7)	(0.1)
Effective tax rate	28.9%	29.7%	30.5%

Earnings before income taxes were as follows:

(in thousands)	2012	2011	2010
United States	$79,118	$70,023	$56,150
Foreign	95,189	101,361	98,043
Total	$174,307	$171,384	$154,193

Federal and state income taxes are provided on international subsidiary income distributed to or taxable in the U.S. during the year. At December 31, 2012, federal and state taxes have not been provided for approximately $384.7 million of unremitted earnings of the foreign subsidiaries that are considered to be invested indefinitely. Determination of the deferred tax liability on such earnings is not practicable.

A reconciliation of the change in the liability for unrecognized tax benefits for 2012 and 2011 is as follows:

(in thousands)	2012	2011
Balance at beginning of year	$8,787	$9,423
Increases for tax positions taken in the current year	599	694
Increases for tax positions taken in prior years	553	365
Decreases for tax positions taken in prior years	—	(147)
Decreases related to settlements with tax authorities	(1,678)	(206)
Decreases as a result of lapse of the applicable statutes of limitations	(1,362)	(1,077)
Foreign currency exchange rate changes	192	(265)
Balance at the end of year	$7,091	$8,787

The amount of the unrecognized tax benefits that would affect the effective tax rate, if recognized, was approximately $6.8 million. The Company recognizes interest and penalties related to the unrecognized tax benefits in income tax expense. As of December 31, 2012 and 2011, $1.0 million and $1.4 million, respectively, of accrued interest and penalties was reported as an income tax liability. The liability for unrecognized tax benefits relates to multiple jurisdictions and is reported in Other liabilities on the Consolidated Balance Sheet at December 31, 2012.

The Company believes that it is reasonably possible that the total amount of liability for unrecognized tax benefits as of December 31, 2012, will decrease by approximately $1.8 million during 2013. The potential decrease relates to various tax matters for which the statute of limitations may expire or will be otherwise settled in 2013. The amount that is ultimately recognized in the financial statements will be dependent upon various factors including potential increases or decreases to unrecognized tax benefits as a result of examinations, settlements and other unanticipated items that may occur during the year. With limited exceptions, the Company is no longer subject to federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2004.

9. SEGMENT AND GEOGRAPHIC INFORMATION

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on operating income of the respective business units before restructuring charges, interest expense and income taxes. Total revenue and operating income by business segment and geographic region include both sales to customers, as reported in the Company’s Consolidated Statements of Earnings, and intersegment sales, which are accounted for at prices that approximate market prices and are eliminated in consolidation. Corporate & Other revenue consists primarily of flavor, fragrances and color products sold by the Asia Pacific Group, China Group and Flavors Central & South America Group.

Assets by business segment and geographic region are those assets used in the Company’s operations in each segment and geographic region. Segment assets reflect the allocation of goodwill to each segment. Corporate & Other assets consist primarily of property and investments.

Segment Information The Company determines its operating segments based on information utilized by the chief operating decision maker to allocate resources and assess performance. The Company’s reportable segments consist of Flavors & Fragrances and Color and are both managed on a products and services basis. The Company’s Flavors & Fragrances segment produces flavor and fragrance products that impart a desired taste, texture, aroma or other characteristic to a broad range of consumer and other products. The Color segment produces natural and synthetic color systems for pharmaceuticals, foods and beverages; colors and formulations for cosmetics; and technical colors for industrial applications and digital imaging. Three additional segments, Asia Pacific, China and Flavors Central & South America are managed on a geographic basis and included in Corporate & Other.

In 2012, Flavors Central & South America was established to give management greater insight into the Company’s flavors operations in this growing region. Previously, these results were included in Flavors & Fragrances. Results for 2011 and 2010 have been restated to reflect this change.

	Flavors &		Corporate
(in thousands)	Fragrances	Color	& Other	Consolidated

2012
Revenue from external customers	$837,549	$467,975	$153,526	$1,459,050
Intersegment revenue	37,732	26,170	3,286	67,188
Total revenue	875,281	494,145	156,812	1,526,238
Operating income (loss)	122,997	94,058	(25,847)	191,208
Interest expense	—	—	16,901	16,901
Earnings (loss) before income taxes	122,997	94,058	(42,748)	174,307
Assets	860,395	738,918	177,330	1,776,643
Capital expenditures	49,781	46,003	8,022	103,806
Depreciation and amortization	27,021	15,456	5,875	48,352

2011
Revenue from external customers	$821,933	$467,691	$141,165	$1,430,789
Intersegment revenue	35,527	24,190	2,400	62,117
Total revenue	857,460	491,881	143,565	1,492,906
Operating income (loss)	129,436	90,217	(28,830)	190,823
Interest expense	—	—	19,439	19,439
Earnings (loss) before income taxes	129,436	90,217	(48,269)	171,384
Assets	803,844	695,251	155,069	1,654,164
Capital expenditures	34,999	30,121	7,080	72,200
Depreciation and amortization	26,743	14,086	5,270	46,099

2010
Revenue from external customers	$774,792	$430,782	$122,606	$1,328,180
Intersegment revenue	31,255	16,679	2,313	50,247
Total revenue	806,047	447,461	124,919	1,378,427
Operating income (loss)	120,329	77,404	(23,156)	174,577
Interest expense	—	—	20,384	20,384
Earnings (loss) before income taxes	120,329	77,404	(43,540)	154,193
Assets	784,143	676,656	138,469	1,599,268
Capital expenditures	27,129	22,306	6,388	55,823
Depreciation and amortization	24,836	13,473	5,114	43,423

Geographic Information The Company has manufacturing facilities or sales offices in North America, South America, Europe, Asia, Australia and Africa.

(in thousands)	2012	2011	2010

Revenue from external customers:
North America	$785,919	$737,154	$699,429
Europe	371,658	405,312	374,616
Asia Pacific	199,849	190,404	166,809
Other	101,624	97,919	87,326
Consolidated	$1,459,050	$1,430,789	$1,328,180

Long-lived assets:
North America	$504,483	$444,656	$420,084
Europe	472,865	456,248	470,811
Asia Pacific	35,891	35,151	34,993
Other	12,050	11,239	1,075
Consolidated	$1,025,289	$947,294	$926,963

Sales in the United States, based on the final country of destination of the Company’s products, were $598.5 million, $561.9 million and $529.6 million in 2012, 2011 and 2010, respectively. No other country of destination exceeded 10% of consolidated sales. Total long-lived assets in the United States amounted to $360.1 million, $345.1 million and $317.5 million at December 31, 2012, 2011 and 2010, respectively.

Product Information The Company’s revenue summarized by product portfolio is as follows:

(in thousands)	2012	2011	2010
Traditional Flavors & Fragrances	$725,200	$710,658	$659,133
Dehydrated Flavors	252,941	240,849	232,131
Food & Beverage Colors	312,288	319,273	282,411
Non-Food Colors	235,809	222,126	204,752
Intersegment Revenue	(67,188)	(62,117)	(50,247)
Consolidated	$1,459,050	$1,430,789	$1,328,180

10. FAIR VALUE MEASUREMENTS

ASC 820, Fair Value Measurements and Disclosures, defines fair value for financial assets and liabilities, establishes a framework for measuring fair value in Generally Accepted Accounting Principles (“GAAP”) and expands disclosures about fair value measurements. As of December 31, 2012 and 2011, the Company’s only assets and liabilities subject to this standard are forward contracts, investments in a money market fund and municipal bonds, and defined benefit plan assets. The net fair value of the forward exchange contracts based on current pricing obtained for comparable derivative products (Level 2 inputs) was negligible at December 31, 2012,  and an asset of $0.4 million at December 31, 2011. The fair value of the investments based on December 31, 2012 and 2011, market quotes (Level 1 inputs) was an asset of $20.3 million and $17.4 million, respectively. The fair value of the defined benefit plan assets based on December 31, 2012 and 2011, market quotes (Level 1 inputs) was an asset of $32.9 million and $28.7 million, respectively.

The carrying values of the Company’s cash and cash equivalents, trade accounts receivable, accounts payable, accrued expenses and short-term borrowings approximated fair values as of December 31, 2012 and 2011.

The fair value of the Company’s long-term debt, including current maturities, is estimated using discounted cash flows based on the Company’s current incremental borrowing rates for similar types of borrowing arrangements  (Level 2 inputs). The carrying value of the long-term debt at December 31, 2012 and 2011, was $334.0 million and $312.4 million, respectively. The fair value of the long-term debt at December 31, 2012 and 2011, was approximately $354.4 million and $335.6 million, respectively.

11. RESTRUCTURING CHARGES

The Company recorded a restructuring charge of $4.8 million ($3.7 million net of tax) in the fourth quarter of 2011 related to a plan to improve the profitability and efficiency of selected operations. The restructuring charge mainly included severance and other employee separation costs. In 2012, approximately $1.8 million of payments have been applied to the restructuring reserve. As of December 31, 2012, the balance of the restructuring reserve was $0.1 million. Costs incurred in 2012 were not material.

12. SUBSEQUENT EVENTS

In February 2013, the Company announced a broad restructuring program to relocate the Flavors & Fragrances Group headquarters to Chicago, as well as a profit improvement plan across all segments of the Company. The relocation of the Flavors & Fragrances Group headquarters will not impact any of the U.S. Flavors & Fragrances Group production sites.

The profit improvement plan will reduce headcount and consolidate several manufacturing facilities throughout Europe and North America. The Company expects to incur one-time cash costs between $22 million and $24 million and approximately $8 million of one-time non-cash costs related to the write-down of assets during the next twelve months. The Company expects to reduce its annual operating costs by approximately $10 million as a result of these changes.

13. COMMITMENTS AND CONTINGENCIES

Leases

The Company leases certain facilities and equipment under operating lease arrangements. Aggregate minimum rental commitments at December 31, 2012, for all noncancelable operating leases with an initial lease term greater than one year for the years ending December 31 are as follows: 2013, $7.3 million; 2014, $5.4 million; 2015, $3.9 million; 2016, $1.7 million; 2017, $1.0 and $0.5 million thereafter.

Rent expense totaled $10.8 million, $11.7 million and $10.4 million during the years ended December 31, 2012, 2011 and 2010, respectively.

Commercial Litigation

Cherry Blossom Litigation

Cherry Blossom LLC, a Traverse City, Michigan, contractor that had produced cherry products for the Company, ceased operations in May 2009. At the time, Cherry Blossom had physical possession of brined cherries belonging to the Company with a book value of approximately $0.5 million. Despite the Company’s demands, Cherry Blossom refused to permit the Company to take possession of the cherries for processing elsewhere.

In June 2009, the Company sued Cherry Blossom in the Circuit Court of Grand Traverse County, Michigan, seeking an order for return of the cherries. Cherry Blossom’s asset based lender, Crossroads Financial (which claimed to be owed $1.4 million) (“Crossroads”), intervened and claimed a senior lien on the cherries. The Circuit Court denied the Company’s request for immediate possession and permitted Cherry Blossom to retain and process the cherries. The Circuit Court later held that Crossroads had a senior lien on the cherries and was entitled to receive the proceeds from the sale of the cherries. The Circuit Court also denied the Company’s cross claims against Crossroads to recoup certain overpayments that the Company made to Cherry Blossom/Crossroads and to recoup payments made by the Company to the United States Department of Labor on Cherry Blossom’s/Crossroads’ behalf. The Company has appealed these adverse decisions of the Circuit Court.

Crossroads asserted a claim against the Company for money damages in an undetermined amount. Crossroads claimed that it has a lien on all of Cherry Blossom’s accounts receivable from the Company and that the Company had performed a number of offsets against its accounts payable to Cherry Blossom in derogation of Crossroads’ rights as lienholder. The Circuit Court denied Crossroads’ claims for money damages against the Company. Crossroads has appealed this adverse decision of the Circuit Court.

The Company and Crossroads completed briefing on their respective appeals on January 6, 2012. The Company has requested oral argument on its appeal. To date, the appellate court has not yet decided whether to grant oral argument, and if so, when argument will take place.

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

Christopher Hubbell, a principal of Cherry Blossom, has personally filed a petition for bankruptcy. The Company originally opposed the bankruptcy petition to the extent  Mr. Hubbell sought a discharge of the Company’s alleged damages arising from his own fraudulent acts connected to Cherry Blossom’s granting of an allegedly superior interest in the Company’s cherries to Crossroads. The Company and Hubbell filed a joint motion to dismiss the Company’s claims against Hubbell without prejudice pending the Michigan state court action. The Bankruptcy Court granted the motion. Under the terms of the dismissal, if the state courts determine that the Company is liable to Crossroads, the Company will have 60 days to reopen the adversary proceeding and pursue its claims against Hubbell. If the state courts determine that the Company is not liable to Crossroads, the dismissal shall be deemed with prejudice.

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

On January 26, 2011, Daito filed a response in a hearing of the Court in which it denied any liability for SCT’s claims and asserted counter-claims of €1.6 million for unlawful termination of Daito’s distributorship in Japan, unlawful termination of an alleged “agency contract” in Japan and SCT’s cancellation of certain Daito orders in October 2010.

At a hearing on May 4, 2011, Daito’s counsel indicated that she would no longer represent Daito in this case due to a conflict of interest. On September 14, 2011, new counsel appeared for Daito at a hearing and filed slightly amended pleadings contending that SCT had not suffered any loss as a result of the termination. SCT responded to the amended pleadings confirming the extent of its losses at a hearing on November 9, 2011. At a hearing on February 1, 2012, SCT re-asserted its claims against Daito and again requested dismissal of Daito’s counter-claims. Alternatively, SCT requested that the Court sever the proceedings by separating Daito’s counter-claims from SCT’s claim and in addition find that Japanese law is applicable to the counter-claims. In submissions filed on April 11 and July 4, 2012, the parties re-affirmed their respective positions.

On December 7, 2012, the parties entered into a Settlement Agreement pursuant to which all claims and counter-claims were dismissed and the litigation was terminated in exchange for mutual releases and a payment by Daito to SCT.

Vega v. Sensient Dehydrated Flavors LLC

On January 3, 2013, Thomas Vega, a current employee, filed (but did not serve) a Class Action Complaint in San Francisco County Superior Court against Sensient Dehydrated Flavors LLC.  On February 11, 2013, Vega filed and served a First Amended Complaint (“Complaint”) against the Company and a Company supervisor. Vega alleges that the Company failed to provide alleged class members with meal periods, compensation for the alleged absence of meal periods, and accurate wage statements, in violation of the California labor code. The alleged class includes all employees paid on an hourly basis and all forklift operators. The Complaint seeks damages, back wages, injunctive relief, penalties, interest, and attorneys’ fees for the members of the alleged class. The Complaint alleges that the total damages and costs “do not exceed a[n] aggregate of $4,999,999.99.”

The Complaint alleges two causes of action. The first cause of action is for “Unfair Competition.” The plaintiff’s theory is that the Company, by allegedly not complying with state wage and hour laws, had an unfair competitive advantage against other employers who were complying with those laws. The main strategic reason that plaintiffs plead this cause of action is that the statute of limitations is four years. The second cause of action is for alleged substantive violations of the California labor code provisions governing wages, hours, and meal periods.

In this type of class action, damages are based on the number of current and former employees who were subjected to the alleged failure to comply with California meal periods, compensation for missed meal periods, and wage statement requirements. Under California law, an employee who is not “provided with an opportunity” to take a meal period is entitled to pay for one additional hour for each day that occurred. Penalties for wage statement violations are $50 for the first pay period and $100 for each subsequent pay period and are capped at $4,000 per employee. Both the meal period and wage statement penalties would apply to current and former employees going back the full four years from the date the original complaint was filed, that is since January 3, 2009.

The Company believes that for the great majority of employees that any meal period violations that may have occurred are attributable to inadequate documentation and do not involve a failure to provide meal periods.

In order to obtain class certification under California law, the plaintiff must establish: (1) the existence of a sufficiently numerous (no minimum), ascertainable class; (2) a well-defined community of interest among the class members; and (3) that proceeding as a class is superior to other methods.  Trial courts have substantial discretion in granting or denying class certification. In the circumstances, it is possible that Vega could obtain class certification. Moreover, under California law, Vega may pursue full discovery in the matter even before class certification is granted.

The Company is evaluating the merits of this case and intends to vigorously defend its interests.

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

Management has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2012. In making its assessment of internal control over financial reporting, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework. Based on that assessment, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2012.

The Company’s independent registered public accounting firm has issued its report on the Company’s internal control over financial reporting. This report appears on page 42.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Sensient Technologies Corporation
Milwaukee, Wisconsin

We have audited the accompanying consolidated balance sheets of Sensient Technologies Corporation and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of earnings, comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sensient Technologies Corporation and subsidiaries at December 31, 2012 and 2011, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Sensient Technologies Corporation’s internal control over financial reporting as of December 31, 2012, based  on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 27, 2013, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Milwaukee, Wisconsin

February 27, 2013

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

To the Board of Directors and Shareholders of
Sensient Technologies Corporation
Milwaukee, Wisconsin

We have audited Sensient Technologies Corporation’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee  of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Sensient Technologies Corporation’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Sensient Technologies Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board  (United States), the consolidated balance sheets of Sensient Technologies Corporation as of December 31, 2012 and 2011, and the related consolidated statements of earnings, comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2012 and our report dated February 27, 2013, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Milwaukee, Wisconsin

February 27, 2013

Quarterly Data

		Gross	Net	Net Earnings Per Share
(in thousands except per share amounts) (unaudited)	Revenue	Profit	Earnings	Basic	Diluted
2012
First Quarter	$365,660	$115,332	$28,906	$0.58	$0.58
Second Quarter	367,777	119,955	34,905	0.70	0.70
Third Quarter	369,371	117,593	32,876	0.66	0.66
Fourth Quarter	356,242	110,263	27,221	0.55	0.55
2011
First Quarter	$349,686	$107,707	$26,415	$0.53	$0.53
Second Quarter	376,994	119,143	33,486	0.67	0.67
Third Quarter	363,751	114,665	31,997	0.64	0.64
Fourth Quarter	340,358	108,137	28,586	0.57	0.57

Common Stock Prices and Dividends

	Market Price		Dividends
	High	Low	Per Share
2012
First Quarter	$41.08	$35.43	$0.21
Second Quarter	39.25	34.14	0.22
Third Quarter	37.92	34.26	0.22
Fourth Quarter	38.02	33.13	0.22
2011
First Quarter	$37.68	$32.11	$0.21
Second Quarter	38.44	34.74	0.21
Third Quarter	39.69	30.15	0.21
Fourth Quarter	39.10	31.26	0.21

Company Stock Performance

This graph compares the cumulative total shareholder return for the Company’s common stock over the last five years to the total returns on the Standard & Poor’s Midcap Specialty Chemicals Index (the “S&P Midcap Specialty Chemicals Index”), the Standard & Poor’s Midcap Food Products Index (the “S&P Midcap Food Products Index”) and the Standard & Poor’s 500 Stock Index (the “S&P 500 Index”). The graph assumes a $100 investment made on December 31, 2007, and reinvestment of dividends. The stock performance shown on the graph is not necessarily indicative of future price performance.

	2007	2008	2009	2010	2011	2012
Sensient Technologies Corporation	$100	$87	$99	$141	$148	$143
S&P Midcap Specialty Chemicals Index	100	58	91	127	148	205
S&P Midcap Food Products Index	100	80	91	114	137	155
S&P 500 Index	100	63	80	92	94	109

Standard & Poor’s and S&P are registered trademarks of Standard & Poor’s Financial Services, LLC.

Five Year Review

(in thousands except employee and per share data)
Years ended December 31,	2012		2011
Summary of Operations
Revenue	$1,459,050	100.0%	$1,430,789	100.0%
Cost of products sold	995,907	68.3	981,137	68.6
Selling and administrative expenses	271,935	18.6	258,829	18.1
Operating income	191,208	13.1	190,823	13.3
Interest expense	16,901	1.2	19,439	1.4
Earnings before income taxes	174,307	11.9	171,384	12.0
Income taxes	50,399	3.5	50,900	3.6
Net earnings	$123,908	8.5%	$120,484	8.4%
Earnings per share:
Basic	$2.50		$2.42
Diluted	$2.49		$2.41
Other Related Data
Dividends per share, declared and paid	$0.87		$0.84
Average common shares outstanding:
Basic	49,596		49,746
Diluted	49,822		49,937
Book value per common share	$23.09		$20.87
Price range per common share	33.13-41.08		30.15-39.69
Share price at December 31	35.56		37.90
Capital expenditures	103,806		72,200
Depreciation	46,992		44,771
Amortization	1,360		1,328
Total assets	1,776,643		1,654,164
Long-term debt	333,979		312,422
Total debt	354,027		335,396
Shareholders’ equity	1,153,898		1,049,210
Return on average shareholders’ equity	11.3%		11.4%
Total debt to total capital	23.5%		24.2%
Employees	3,983		3,887

The 2011 results include a charge of $4.8 million ($3.7 million after tax, or $0.07 per share) related to the Company’s plan to improve the profitability and efficiency of selected operations. The 2011 results also include a gain of $3.6 million ($3.6 million after tax, or $0.07 per share) related to the revaluation of the Company’s non-controlling interest in a subsidiary.

The 2010 results include a credit of $1.5 million ($0.9 million after tax, or $0.02 per share) for additional insurance proceeds received on the 2009 environmental claims.

The 2009 results include charges for the settlement of environmental claims and related legal expenses, net of insurance reimbursements, of $11.3 million ($6.9 million after tax, or $0.14 per share).

(in thousands except employee and per share data)
Years ended December 31,	2010		2009		2008
Summary of Operations
Revenue	$1,328,180	100.0%	$1,201,412	100.0%	$1,252,620	100.0%
Cost of products sold	919,821	69.3	832,382	69.3	871,754	69.6
Selling and administrative expenses	233,782	17.6	222,067	18.5	219,267	17.5
Operating income	174,577	13.1	146,963	12.2	161,599	12.9
Interest expense	20,384	1.5	23,788	2.0	32,306	2.6
Earnings before income taxes	154,193	11.6	123,175	10.3	129,293	10.3
Income taxes	47,049	3.5	36,614	3.0	38,432	3.1
Net earnings	$107,144	8.1%	$86,561	7.2%	$90,861	7.3%
Earnings per share:
Basic	$2.18		$1.79		$1.91
Diluted	$2.17		$1.78		$1.89
Other Related Data
Dividends per share, declared and paid	$0.79		$0.76		$0.74
Average common shares outstanding:
Basic	49,138		48,379		47,654
Diluted	49,424		48,641		48,131
Book value per common share	$19.70		$18.49		$16.87
Price range per common share	24.76-37.61		18.42-29.07		21.05-33.12
Share price at December 31	36.73		26.30		23.88
Capital expenditures	55,823		47,716		53,680
Depreciation	42,109		40,881		42,798
Amortization	1,314		1,302		1,647
Total assets	1,599,268		1,591,691		1,525,437
Long-term debt	324,360		388,852		445,682
Total debt	349,810		428,033		479,895
Shareholders’ equity	983,785		908,695		818,596
Return on average shareholders’ equity	11.6%		10.0%		10.7%
Total debt to total capital	26.2%		32.0%		37.0%
Employees	3,618		3,570		3,613

Directors & Officers

Board of Directors	Elected Officers

Kenneth P. Manning, 71	Kenneth P. Manning, 71
Chairman and Chief Executive Officer	Chairman and Chief Executive Officer
Sensient Technologies Corporation	With the Company 25 years
Elected Director in 1989 (2, 6)
John F. Collopy, 43
Hank Brown, 73	Vice President and Treasurer
President Emeritus	With the Company 13 years
University of Colorado
Elected Director in 2004 (1, 4, 5)	Christopher M. Daniels, 39
Vice President, Human Resources
Fergus M. Clydesdale, Ph.D., 76	With the Company 13 years
Distinguished Professor,
Department of Food Science, and Director	Michael C. Geraghty, 51
of the Food Science Policy Alliance at the	President, Color Group
University of Massachusetts – Amherst	With the Company 1 year
Elected Director in 1998 (2, 3, 4, 6)
John L. Hammond, 66
James A.D. Croft, 75	Senior Vice President, General Counsel
Chairman	and Secretary
Bartlodge Limited	With the Company 15 years
Elected Director in 1997 (1, 2, 3, 6)
Richard F. Hobbs, 65
William V. Hickey, 68	Senior Vice President and Chief Financial Officer
President and Chief Executive Officer	With the Company 39 years
Sealed Air Corporation
Elected Director in 1997 (1, 2, 4, 5)	Jeffrey T. Makal, 49
Vice President, Controller
Paul Manning, 38	and Chief Accounting Officer
President and Chief Operating Officer	With the Company 16 years
Sensient Technologies Corporation
Elected Director in 2012 (2, 5, 6)	Richard J. Malin, 46
Assistant Controller
Peter M. Salmon, 63	With the Company 21 years
President
International Food Network, Inc.	John J. Manning, 44
Elected Director in 2005 (5, 6)	Vice President and
Assistant General Counsel
Elaine R. Wedral, Ph.D., 68	With the Company less than 1 year
Retired, Former President
Nestle’s Research and Development	Paul Manning, 38
Worldwide Food Service Systems	President and Chief Operating Officer
Elected Director in 2006 (5, 6)	With the Company 3 years

Essie Whitelaw, 65	Stephen J. Rolfs, 48
Retired, Former Senior Vice President, Operations	Vice President, Administration
Wisconsin Physician Services	With the Company 15 years
Elected Director in 1993 (3, 4)
Robert J. Wilkins, 56
President, Asia Pacific Group
With the Company 9 years

Committees	Appointed Officers

1	Audit Committee	Douglas L. Arnold, 49
2	Executive Committee	Vice President, Administrative Services
3	Compensation and	With the Company 15 years
Development Committee
4	Nominating and Corporate	Alejandro Ballesteros, 49
Governance Committee	President, Dehydrated Flavors
5	Finance Committee	With the Company 14 years
6	Scientific Advisory Committee
Robert L. Menzl, 56
Vice President, Information Technology
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
Web site:
www.wellsfargo.com/shareownerservices

Common Stock

Sensient Technologies Corporation Common Stock is traded on the New York Stock Exchange.
Ticker symbol: SXT.

There were 2,768 shareholders of record of Common Stock as of January 31, 2013.

Annual Meeting of Shareholders

The Annual Meeting of Shareholders will be held at 2:00 p.m. (CDT ) on Thursday, April 25, 2013, at Trump International Hotel, 401 N. Wabash Avenue, Chicago, Illinois.

Annual Report and Proxy Statement

The Company’s annual report and proxy statement are available online at www.sensient.com/financial/annualreport_and_proxy.htm.

Form 10-K

The Company’s annual report filed with the Securities and Exchange Commission on Form 10-K is available without charge from the Company’s Investor Relations Department and on its web site at www.sensient.com. In accordance with New York Stock Exchange rules and pursuant to Rule 13a-14 under the Securities Exchange Act of 1934, Kenneth P. Manning, as the Company’s Chief Executive Officer, and Richard F. Hobbs, as the Company’s Chief Financial Officer, have certified the quality of the Company’s public disclosure in an exhibit to the Company’s Annual Report on Form 10-K for the year ended December 31, 2012.

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