Form 10-K, Exhibit 13
period 2013-12-31
SENSIENT TECHNOLOGIES CORP
filed 2014-02-28
CIK 310142

EXHIBIT 13.1

2013

"SENSIENT CONTINUES TO SUCCEED ACROSS ALL LINES OF OUR BUSINESS BY EMPHASIZING TECHNOLOGY-BASED PRODUCTS THAT ENABLE OUR CUSTOMERS TO EXCEL IN HIGHLY COMPETITIVE MARKETS."

KENNETH P. MANNING

Chairman and Chief Executive Officer

Sensient Technologies Corporation 2013

SENSIENT TECHNOLOGIES CORPORATION

is a leading global developer, manufacturer and marketer of advanced color, flavor and fragrance systems. Sensient uses state-of-the-art technologies at facilities around the world to develop and manufacture customized food and beverage systems; pharmaceutical colors, coatings and excipients; cosmetic color and ingredient systems; household and industrial product formulations; inkjet inks; and other specialty colors and chemicals.

FINANCIAL HIGHLIGHTS

in thousands except per share and shareholder data

Years ended December 31,	2013	2012	% Change
Results of operations			
Revenue	$1,467,550	$1,459,050	1%
Operating Income	172,362	191,208	(10%)
Operating Income before Restructuring*	204,097	191,208	7%
Net Income	113,295	123,908	(9%)
Net Income before Restructuring*	135,254	123,908	9%
Per common share			
Net Earnings:			
Basic	$ 2.28	$ 2.50	(9%)
Diluted	2.27	2.49	(9%)
Diluted before Restructuring*	2.71	2.49	9%
Dividends	0.91	0.87	5%
Book Value	24.72	23.09	7%
Other information			
Capital Expenditures	$ 104,246	$ 103,806	
Depreciation and Amortization	$ 52,016	$ 48,352	
Total Debt	$ 355,174	$ 354,027	
Number of Shareholders of Record	2,675	2,783	
Average Common Shares Outstanding:			
Basic	49,755	49,596	
Diluted	49,934	49,822	

*These are non-GAAP financial measures. Please see page 15 of this report (reference to *Non-GAAP Financial Measures* in MD&A section) for a reconciliation of these measures to GAAP and a discussion of why the Company is presenting this information.

LETTER TO SHAREHOLDERS

Sensient Technologies Corporation achieved record revenue and earnings in 2013. We are well positioned for future growth across all areas of the Company.

FEBRUARY 1, 2014

A Strong Performance

Sensient's earnings in 2013, excluding the impact of restructuring costs, increased 9% over the 2012 result to $135 million, or $2.71 per share. The Company's strategic focus on higher-margin, technology-based products will continue to deliver strong earnings growth in 2014.

Consolidated 2013 revenue reached an all-time high of $1.5 billion. Cash flow from operating activities, as reported, was $153.6 million, an increase of 10% over 2012. Adjusted to remove the impact of this year's restructuring program, cash flow from operating activities increased by 19%. This year's strong performance represents our fourth consecutive year of record revenue and earnings.

The Color Group performed especially well in 2013, with profits up over 7% from 2012. The Company's digital inks, pharmaceutical and cosmetics businesses achieved substantial growth and have robust sales pipelines. In Europe and Latin America, high-performance color systems for foods and beverages recorded strong sales as well.

We have made significant progress in strengthening the operations of the Flavors & Fragrances Group, and we expect to see growth and improved profitability in this segment moving forward.

On April 25, 2013, Sensient announced an increase in our quarterly dividend to 23 cents per share, for an annualized dividend of 92 cents per share. Sensient's dividend has risen by 28% over the past five years.

Investors continued to show confidence in the Company's sustained performance and strategic direction. In 2013, Sensient's total shareholder return, with reinvestment of dividends, was 39%.

Opening the New Flavors & Fragrances Group Headquarters

In September 2013, Sensient completed the relocation of the Flavors & Fragrances Group headquarters to the Chicago suburb of Hoffman Estates.

At the new location, we have built state-of-the art R&D facilities, laboratories and pilot production capabilities. We can now showcase our complete product line to current and potential customers.

Chicago is a global city that serves as a hub for multinational food and beverage manufacturers. We are closer to key customers, and O'Hare Airport enables convenient access to markets around the world.

The Chicago metropolitan area also offers a strong pool of industry talent. Sensient now has improved access to skilled and experienced employees who are critical to our future growth.

In 2013, we realigned our flavor operations around three key customer segments: savory, sweet and beverages. By focusing our technical and commercial efforts on these segments, Sensient is better able to leverage our existing expertise and deliver innovation to our customers.

We see substantial opportunities worldwide for growth in flavors and fragrances. We will achieve sales and margin growth by emphasizing differentiated, high-performance flavor and fragrance systems and continuing to move away from basic ingredients.

Restructuring and Expansion

In 2013, Sensient completed an important restructuring that streamlines our operations. This worldwide profit improvement plan will deliver significant cost savings and a more efficient operation.

The Company consolidated operations at facilities in North America and Europe to eliminate redundancies and provide greater efficiency. At the same time, we made strategic investments in facilities to increase production capacity and R&D capabilities. In 2013, we completed the expansion of our digital ink facility in Morges, Switzerland, and we invested in new technology within our food and beverage color business.

Over the last several years, Sensient has made a number of strategic investments across the Company that have expanded our capabilities. We will continue to invest in each of our business segments to broaden our product line with new technologies.

A Strong Product Portfolio

Sensient is achieving sustained growth on the depth of our product

Sensient Technologies Corporation 2013

Kenneth P. Manning
Chairman and
Chief Executive Officer

portfolio. We offer industry-leading color, flavor and fragrance systems for manufacturers of foods and beverages and household products. We also offer pharmaceutical excipients, cosmetic ingredients, industrial inks and a range of other industrial products.

Our products stand out in competitive markets because they offer distinct advantages to our customers. Sensient's line of digital inks enables high-quality, customized printing on both textiles and hard surfaces. We recently introduced a line of water-based digital inks called ElvaJet® Alpha. These environmentally friendly inks enable textile and clothing companies to dramatically reduce energy and water consumption.

Specialty systems for foods and beverages remain a key component of Sensient's product mix. The Company's flavor technologies enable customers to formulate products to meet growing consumer preferences for healthier foods. Sensient's proprietary salt-reduction solutions allow manufacturers to produce high-quality processed foods with lower sodium. Natural flavor enhancement and masking technologies add sweetness and remove bitter notes in lower-calorie foods and beverages.

Sensient's all-natural color solutions for foods and beverages enable manufacturers to meet growing consumer demand for naturally sourced products. We offer the widest spectrum of natural colors available in the marketplace. Through intensive R&D, we continue to narrow the performance gap between natural color solutions and certified synthetic food colors.

Innovation and Product Development

Sensient is in the business of innovation. All of our units emphasize technology-based products that provide a competitive advantage. We better serve our customers and improve our margins by continuously delivering innovation.

Sensient has very strong product development expertise. Through strategic investments and operational changes, we have streamlined the path from product development to commercialization. We help customers extend their existing brands as well as create entirely new products.

We will continue to emphasize a core strategy of investing in innovation and product development. The Company maintains exceptional R&D facilities at locations around the world. Sensient's strong financial position will also enable us to respond quickly when opportunities arise to acquire or license new technologies or innovative product lines.

Positioned for the Future

When I joined this Company more than a quarter century ago, we were a commodity food business with little innovation and insignificant international revenue. Today, we are a global innovation business with operations on six continents. More than half of our revenue comes from sales outside the United States.

Sensient has a strong presence in all major industrialized nations. We also have substantial operations in key emerging markets, including China, Latin America, Eastern Europe and Africa. New and upgraded facilities in Brazil and the Republic of South Africa will serve local manufacturers who are meeting the needs of their nation's growing consumer class. We see substantial opportunities for growth across all lines of our business, in locations around the world.

In July 2013, the Company announced the election of Sensient's President and Chief Operating Officer Paul Manning to the position of President and Chief Executive Officer, effective February 2, 2014. I look forward to guiding Sensient through a successful transition in my new capacity as the Company's Chairman of the Board.

The future of Sensient remains very promising. Our focus on developing and delivering innovative solutions for the global marketplace will drive ongoing growth. I am very optimistic about the next chapter for Sensient.

Sincerely,

Kenneth P. Manning
Chairman and Chief Executive Officer

BUSINESS PROFILE

COLOR GROUP

SENSIENT IS A LEADING DEVELOPER AND MANUFACTURER OF ADVANCED COLOR SYSTEMS, SPECIALTY CHEMICALS AND SOPHISTICATED INGREDIENTS USED IN THE PRODUCTION OF FOODS AND BEVERAGES, COSMETICS, PHARMACEUTICALS, DIGITAL INKS, HOUSEHOLD GOODS AND INDUSTRIAL PRODUCTS.

STRATEGIC ADVANTAGES

- Industry expertise in color customization and product development at locations around the world
- Broadest product lines of natural and synthetic color systems for foods, beverages, pharmaceuticals, nutraceuticals and household products
- Comprehensive line of inks, including pigment dispersions, sublimation inks, and technical and purified dyes
- Strong R&D capabilities that deliver a steady pipeline of new products
- Exceptional product safety programs

Tablet Coating Development— Innovative coating systems are developed, refined and customized by Sensient's pharmaceutical unit.

Unique Drying and Processing Technologies— High-value color formulations are dried for milling, customization and further production.

Beverage Formulation Expertise— Sensient's beverage lab formulates natural and certified color solutions for high-impact beverage applications.

Advanced Emulsion and Dispersion Technology— Sensient combines process technology and expertise to develop the industry's widest color spectrum of high-performance emulsions and dispersions.

Micro-Emulsion Production— Sensient's advanced analytical capabilities in micro-emulsion technology enable the development of uniform particle-sized color chemicals and other ingredients.

REVENUE BY PRODUCT LINE

5% Pharmaceutical Colors and Coatings
15% Inkjet and Specialty Inks and Colors
3% Other Technical Colors
22% Cosmetic Ingredients
55% Food and Beverage Colors

BUSINESS PROFILE

FLAVORS & FRAGRANCES GROUP

SENSIENT DEVELOPS, MANUFACTURES AND DISTRIBUTES FLAVOR AND FRAGRANCE SYSTEMS FOUND IN THOUSANDS OF CONSUMER PRODUCTS WORLDWIDE. THE COMPANY'S FLAVOR AND AROMA TECHNOLOGIES ARE ESSENTIAL COMPONENTS OF FOODS, BEVERAGES, HOUSEHOLD SUPPLIES AND PERSONAL CARE PRODUCTS. LEADING GLOBAL COMPANIES RELY ON SENSIENT AS A KEY PARTNER IN THEIR PRODUCT DEVELOPMENT EFFORTS.

STRATEGIC ADVANTAGES

- Worldwide product development and manufacturing capabilities
- Extensive lines of customizable flavor systems for all areas of food processing
- Advanced technologies for extraction, dehydration, distillation and compounding
- Highly respected scientific and technical expertise
- World-leading product safety programs
- Vertical integration that enables the production of complex, customized solutions

Pilot Plant Testing— Sensient's pilot plants enable the Company's technical staff to test and optimize processing before full production.

Bio-Ingredient Development— Sensient develops and tests a range of highly specialized yeast products, proteins and hydrolysates used for cell growth, diagnostic media and nutritional supplements.

Sensory Evaluation Laboratories— At locations around the world, Sensient uses expert sensory panels to assess flavor systems.

Culinary Services— At test kitchens, Sensient works closely with customers to develop new products with authentic flavor profiles.

State-of-the-Art Flavor Laboratories— Flavorists, technicians and applications personnel work collaboratively to screen, develop and refine flavor systems for beverage, sweet and savory applications.

REVENUE BY PRODUCT LINE

27% Natural Ingredients
10% Fragrances
10% Other Flavors
8% Beverage Flavors
19% Savory Flavors
26% Sweet Flavors

GLOBAL REACH

71 LOCATIONS
37 NATIONS

ST. LOUIS, MISSOURI · FINLAND · HONG KONG · CHICAGO, ILLINOIS · INDONESIA · ROMANIA ·

CALIFORNIA · COSTA RICA · HUNGARY · CHINA · PHILIPPINES · POLAND · MEXICO · FRANCE

CANADA · BRAZIL · SOUTH KOREA · NETHERLANDS · SPAIN · THAILAND · SOUTH AFRICA

UNITED KINGDOM · MILWAUKEE, WISCONSIN · AUSTRALIA · SWITZERLAND · SINGAPORE ·

GERMANY · SWEDEN · JAPAN · ITALY · INDIA · NEW ZEALAND · BELGIUM · CZECH REPUBLIC

Sensient Technologies Corporation 2013

SENSIENT'S ADVANCED TECHNOLOGIES

SENSIENT IS A LEADING INNOVATOR IN THE DEVELOPMENT OF NATURAL AND SYNTHETIC SYSTEMS USED BY MULTINATIONAL AND REGIONAL MANUFACTURERS OF THOUSANDS OF CONSUMER AND INDUSTRIAL PRODUCTS. OUR PROPRIETARY TECHNOLOGIES FORM THE FOUNDATION OF MANY OF THE WORLD'S BEST-KNOWN BRANDS FOR FOODS, BEVERAGES, COSMETICS, PHARMACEUTICALS, DIGITAL PRINTING AND OTHER PRODUCTS.

ADVANCED FOOD AND BEVERAGE APPLICATIONS

Sensient provides a wide range of flavor and color solutions for food and tensive market knowledge allow Sensient to create product solutions

ADVANCED EMULSION TECHNOLOGY

Sensient recently made a major breakthrough in emulsion technology that expands the Company's natural color product line. The Company's Advanced Emulsion Technology™ combines oil- and water-based emulsions to provide a complex color matrix in a single delivery system. These preservative-free, naturally sourced emulsions extend the color spectrum available for snack foods, dairy products and beverages.

FLAVORS AND COLORS FOR CONFECTIONERY

Sensient enhances candy with an innovative flavor technology called Sensates® that adds tingling, heat or cool refreshment to a range of other flavors. The Company creates customized solutions for confectionery that combine this technology with Sensient's market-leading natural solutions.

CONCENTRATED BOTANICAL EXTRACTS

Sensient uses advanced extraction technologies to produce high-performance botanical extracts that play a critical role in the flavor profile of foods and beverages. The concentrated extraction formulas of Sensient Natural Origins® enable customers to manufacture a wide range of natural, clean label products, such as chocolates and craft beers.

beverage applications. Advanced production capabilities, superior formulation expertise and that solve today's formulation challenges and make a dramatic impact on customer perception.

NATURAL BLUE

Sensient introduced a line of natural blue color solutions, providing the industry with a stable, naturally-sourced blue. This unique formulation significantly expands the color spectrum available to manufacturers of natural foods and beverages. Sensient's Natural Blue adds color to a range of products, including baked goods, confections and yogurt.

LOW-SALT SAVORY FLAVOR SYSTEMS

Sensient has developed two proprietary technology platforms: Sensasalt® flavor enhancer and Smoothenol® masking agent. These unique technologies can be combined to produce high-performance savory solutions that enable customers to reduce sodium levels while enhancing flavor quality and consistency.

NATURAL FORMULATIONS FOR DAIRY

The Company offers complete customized solutions for dairy products that combine state-of-the-art natural color and flavor systems. Sensient's formulations enable product consistency and stability, while meeting consumer demand for all-natural yogurt, cheese and ice cream.

INNOVATIVE SYSTEMS FOR GLOBAL PRODUCTS

Sensient develops, manufactures and markets high-performance and industrial products. All of Sensient's businesses are global in

PHARMACEUTICAL COLORS, COATINGS, FLAVORS AND MASKING AGENTS

Sensient provides industry-leading color, coating, flavor and ingredient systems for the pharmaceutical and nutraceutical industries. The Company's versatile and customizable pharmaceutical products include natural preservative-free coatings, customizable certified colorants, flavor-masking systems and functional excipients.

COSMETIC AND PERSONAL CARE INGREDIENTS

Sensient is a world-leading innovator in the development of colors and ingredient systems used in the manufacture of cosmetics and fragrances. The Company's products provide high-performance hues to color cosmetics. Sensient also offers the most efficient solubilizer of oils in formulations and the most efficient UV filters to protect against fading associated with UV exposure.

COLORS AND INKS FOR INDUSTRIAL APPLICATIONS

Sensient develops high-performance color and ink systems for a range of digital printing applications. The Company's Sensijet® Ultra dispersions enable high-quality printing on a range of substrates for diverse applications including furniture, flooring, skis, snowboards and sportswear.

color, fragrance and ingredient systems used in a range of consumer scope and offer opportunities for significant growth.

WATER-BASED INKJET INKS FOR TEXTILES

Sensient's breakthrough ElvaJet® Alpha technology platform enables direct printing onto virtually any polyester fabric or textile using innovative water-based inks. These environmentally friendly inks enable manufacturers to minimize energy and water usage and reduce CO_2 emissions by up to 90 percent.

BIO-INGREDIENT SYSTEMS FOR VACCINES

Sensient manufactures complex bio-ingredient systems that are essential for the high-yield production of certain vitamins and pharmaceuticals, including vaccines and antibiotics. The Company's bio-ingredient technology contributes to the manufacture of seasonal influenza vaccine and other bio-pharmaceutical applications.

FRAGRANCES FOR FABRIC CARE

Sensient provides specialty fragrance systems for household products such as laundry detergent and fabric softeners. The Company's micro-encapsulation technology releases complex fragrance compounds over time, enabling clothing and linens to remain fresh for days. Sensient also offers household product solutions that neutralize odors and provide disinfectant properties.

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

SENSIENT TECHNOLOGIES CORPORATION 2013

Management’s Discussion & Analysis of Operations & Financial Condition

OVERVIEW

In 2013, Sensient Technologies Corporation (the “Company”) reported revenue of approximately $1.5 billion, reaching a new high for the fourth consecutive year. The Company successfully completed restructuring activities during the year, which included relocating the Flavors & Fragrances Group headquarters to Chicago as well as consolidating facilities and positions throughout the Company. Before the impact of restructuring costs, 2013 earnings per share, operating income, and cash flows from operating activities were also all-time highs. The Company’s increased gross profit margins and operating margins, before the impact of the restructuring costs, were driven by both the continued focus on higher margin business and cost reduction.
Diluted earnings per share were $2.27 in 2013 and $2.49 in 2012. The 2013 result includes 44 cents per share of restructuring costs. Earnings per share for 2013 before restructuring costs were $2.71, a 9% increase. Revenue was $1.47 billion in 2013 and $1.46 billion in 2012. Lower sales of non-strategic products, including OEM inkjet ink products, were replaced by higher margin products. Operating income was $172.4 million in 2013, and included $31.7 million of restructuring costs.

Operating income before restructuring costs was $204.1 million, an increase of 7% over 2012 operating income of $191.2 million. Operating margin in 2013 was 11.7%, which includes a 220 basis point impact from restructuring. Operating margin before restructuring costs in 2013 was 13.9%, an increase of 80 basis points from 13.1% in 2012.

Cash flows from operating activities were $153.6 million in 2013 and $139.4 million in 2012. Before the impact of restructuring costs, 2013 cash flows from operating activities were $166.4 million, an increase of 19.4% from 2012. The Company issued more than $125 million of long-term debt to refinance maturing notes and bank debt at the end of 2013. The new debt will reduce Sensient’s borrowing costs, and reflects the confidence investors have in Sensient’s strong balance sheet and future earnings. Sensient’s total debt to capital ratio was 22.2% at December 31, 2013, compared to 23.5% at December 31, 2012. Debt to EBITDA was 1.58 at December 31, 2013. Before restructuring costs, debt to EBITDA at December 31, 2013, was 1.39, an improvement from 1.48 at December 31, 2012.

Additional information on the results is included below.

NON-GAAP FINANCIAL MEASURES

The table below reconciles the reported 2013 results to those results before the impact of restructuring costs, which are non-GAAP financial measures. The company has included non-GAAP financial measures to remove the costs related to the restructuring plan and provide investors with a view of operating performance excluding the restructuring costs.

	Reported	Restructuring	Adjusted	Reported
($’s in thousands)	2013	Impact	2013	2012
Revenue	$1,467,550	$—	$1,467,550	$1,459,050
Cost of products sold	991,648	1,840	989,808	995,907
Selling and administrative expenses	303,540	29,895	273,645	271,935
Operating income	172,362	(31,735)	204,097	191,208
Interest expense	16,147		16,147	16,901
Earnings before income taxes	156,215	(31,735)	187,950	174,307
Income taxes	42,920	(9,776)	52,696	50,399
Net earnings	$113,295	$(21,959)	$135,254	$123,908
Diluted earnings per share	$2.27	$(0.44)	$2.71	$2.49
Gross margin	32.4%		32.6%	31.7%
Selling and administrative expenses	20.7%		18.6%	18.6%
Operating margin	11.7%		13.9%	13.1%

RESULTS OF OPERATIONS

2013 vs. 2012

Sensient’s revenue was approximately $1.5 billion in both 2013 and 2012. Revenue in the Flavors & Fragrances Group was $881.3 million in 2013 and $875.3 million in 2012. Color Group revenue was $494.0 million in 2013 and $499.2 million in 2012. Corporate & Other revenue, which includes the Company’s operations in the Asia Pacific region, China and certain flavor operations in Central and South America, was $150.4 million in 2013 and $145.6 million in 2012. Foreign currency translation increased consolidated revenue in 2013 by approximately 0.1%. Additional information on group results can be found in the Segment Information section.

The Company’s gross margin was 32.4% in 2013, an increase of 70 basis points from 31.7% in 2012. The 2013 gross margin before the impact of restructuring costs was 32.6%. The impact of increased selling prices and favorable product mix more than offset higher manufacturing costs in 2013.

Selling and administrative expense as a percent of revenue was 20.7% in 2013 compared to 18.6% in 2012. The increase in selling and administrative expenses during 2013 was attributable to the Company’s restructuring costs recorded in 2013. Selling and administrative expense as a percent of revenue before the impact of restructuring costs in 2013 was 18.6%.

Operating income was $172.4 million in 2013 compared to $191.2 million in 2012. Before the $31.7 million of total restructuring costs, operating income for 2013 was $204.1 million, an increase of 6.7% from the prior year. Additional information on group results can be found in the Segment Information section.

Interest expense decreased 4.5% to $16.1 million in 2013 from $16.9 million in 2012. The decrease was due to lower average interest rates partially offset by higher average outstanding debt balances.

The effective income tax rate was 27.5% in 2013 and 28.9% in 2012. The effective tax rates for both 2013 and 2012 were reduced by discrete items, including the favorable resolution of prior years’ tax matters. In addition, the 2013 rate was impacted by restructuring costs. In total, these discrete items and the impact of restructuring costs reduced the effective tax rate for 2013 and 2012 by 2.0% and 2.2%, respectively.

	2013	2012
Rate before restructuring and discrete items	29.5%	31.1%
Restructuring impact	(0.3%)	—
Discrete items	(1.7%)	(2.2%)
Reported effective tax rate	27.5%	28.9%

The effective tax rate for 2014 is expected to be between 31.0% and 32.0% prior to the recording of any discrete items.

SEGMENT INFORMATION

The Company determines its operating segments based on information utilized by the chief operating decision maker to allocate resources and assess performance. The Company’s reportable segments consist of the Flavors & Fragrances Group and the Color Group. The results of three additional operating segments, the Asia Pacific Group, the China Group and Flavors Central & South America, are reported in the Corporate & Other segment. Beginning in 2013, the Company moved certain of its cosmetic and pharmaceutical operations in Asia Pacific and China into the Color Group to consolidate management of those operations. The prior year results have been restated as a result of this change.

Flavors & Fragrances  Revenue for the Flavors & Fragrances Group was $881.3 million in 2013 and $875.3 million in 2012. The Group reported higher selling prices ($15.4 million) and the favorable impact of foreign currency translation ($4.2 million), partially reduced by lower volumes ($13.6 million). Higher selling prices were reported in both natural ingredients and traditional flavors. The lower volumes were driven by natural ingredients in North America partially offset by higher volumes in traditional flavors.

Gross margins were 25.6% of revenue in both 2013 and 2012. The impact of higher selling prices offset an increase in manufacturing costs.

The Flavors & Fragrances Group operating income was $122.4 million in 2013 and $123.0 million in 2012. The decrease in operating income was primarily related to operations in Europe ($4.8 million), partially offset by higher operating income in North America ($4.2 million). The lower profit in Europe was driven by higher employee costs related to selling and technical personnel and other costs, partially offset by the impact of higher volume. The higher profit in North America was primarily due to higher selling prices partially offset by the impact of lower volumes and higher raw material costs. Operating income as a percent of revenue was 13.9% in 2013 and 14.1% in 2012 primarily for the reasons discussed above.

Color  The Color Group revenue was $494.0 million in 2013 and $499.2 million in 2012. The decrease in revenue was primarily driven by lower sales of non-food colors ($9.4 million), partially offset by higher sales of food and beverage colors ($3.7 million). The lower sales of non-food colors were driven by lower volumes of OEM inkjet products as a result of the termination of a supply agreement by a major customer in early 2013. The Group has been replacing non-strategic products such as these with higher margin, value-added products.

Gross margin for the Color Group increased 230 basis points to 40.4% in 2013 from 38.1% in 2012. Higher selling prices, favorable product mix and favorable raw material costs were the primary reasons for the improved margins. The 2013 results reflect the Group’s strategy to focus on higher margin products and eliminate non-strategic business.

Color Group operating income in 2013 increased 7.5% to $103.6 million from $96.4 million in 2012. The increase in operating income was primarily attributable to food and beverage colors ($3.8 million) and non-food colors ($2.9 million). The higher operating income from food and beverage colors was primarily due to the impact of favorable volumes and raw material costs. The increase in operating income for non-food colors was primarily due to favorable product mix and raw material costs. Operating income as a percent of revenue increased 170 basis points to 21.0% in 2013 from 19.3% in 2012 primarily due to the reasons described above.

Corporate & Other  The Corporate & Other segment includes the Asia Pacific region, China and certain of the Company’s flavor businesses in Central and South America, combined with the corporate office expenses.

Revenue for the Corporate & Other segment was $150.4 million and $145.6 million in 2013 and 2012, respectively. The increase was primarily related to higher volumes in Asia Pacific.

The Corporate & Other segment reported operating losses of $53.6 million and $28.2 million in 2013 and 2012, respectively. Before the impact of restructuring costs, the Corporate & Other segment reported operating losses of $21.9 million in 2013. The improvement in results before the impact of restructuring costs was primarily due to profit on higher volumes and favorable product mix in Asia Pacific and China and lower corporate expenses. Group performance is evaluated on operating income of the respective business units before restructuring charges which are reported in the Corporate & Other segment.

2012 vs. 2011

Sensient’s revenue was $1.46 billion in 2012 and $1.43 billion in 2011. Revenue in the Flavors & Fragrances Group was $875.3 million in 2012, an increase of 2.1% from $857.5 million in 2011. Color Group revenue was $499.2 million in 2012 and $496.8 million in 2011. Corporate & Other revenue, which includes the Company’s operations in the Asia Pacific region, China and certain flavor operations in Central and South America, increased 8.9% in 2012. Foreign currency translation decreased consolidated revenue in 2012 by approximately 2.6%. Additional information on group results can be found in the Segment Information section.

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

The income tax rate was 28.9% in 2012 and 29.7% in 2011. The effective tax rates for both 2012 and 2011 were reduced by discrete items, including the favorable resolution of prior years’ tax matters. In total, these discrete items reduced the effective tax rate for 2012 and 2011 by 2.2% and 2.5%, respectively.

	2012	2011
Rate before discrete items	31.1%	32.2%
Discrete items	(2.2%)	(2.5%)
Reported effective tax rate	28.9%	29.7%

SEGMENT INFORMATION

Flavors & Fragrances  Revenue for the Flavors & Fragrances Group was $875.3 million in 2012 and $857.5 million in 2011. The Group reported an increase in volumes ($27.2 million) and higher selling prices ($12.0 million), partially reduced by the unfavorable impact of foreign currency translation ($21.5 million). Higher selling prices were reported primarily in traditional flavors. The higher volumes were driven by both traditional flavors and natural ingredients in North America.

Gross margins were 25.6% of revenue in 2012 and 26.7% in 2011. The decrease was primarily due to higher raw material costs in natural ingredients.

The Flavors & Fragrances Group operating income was $123.0 million in 2012 and $129.4 million in 2011. The decrease in operating income was related to operations in North America ($4.8 million), Europe ($1.4 million) and the unfavorable impact of foreign currency translation ($1.7 million), partially offset by higher operating income in Mexico ($1.4 million). The lower profit in North America was driven by the higher raw material costs in natural ingredients. The lower profit in Europe was primarily due to higher costs. The higher profit in Mexico was due to favorable product mix combined with higher volumes and selling prices. Operating income as a percent of revenue was 14.1% in 2012 and 15.1% in 2011 primarily for the reasons discussed above.

Color  The Color Group revenue was $499.2 million in 2012 and $496.8 million in 2011. The increase in revenue was driven by higher sales of non-food colors ($15.3 million) and higher sales of food and beverage colors ($4.9 million), partially offset by the unfavorable impact of foreign currency translation ($17.8 million). The higher sales of both food and beverage colors and non-food colors were driven by higher volumes and higher selling prices.

Gross margin for the Color Group increased 260 basis points to 38.1% in 2012 compared to 35.5% in 2011. Higher selling prices and favorable product mix more than offset increased raw material and manufacturing costs. The 2012 results reflect the Group’s strategy to focus on higher margin products and eliminate lower margin business.

Color Group operating income increased 4.2% to $96.4 million from $92.5 million in 2011. The increase in operating income was primarily attributable to higher sales of food and beverage colors ($6.7 million) and non-food colors ($0.6 million), partially reduced by the unfavorable impact of foreign exchange rates ($3.4 million). The higher operating income from food and beverage colors was primarily due to the impact of higher selling prices and favorable product mix. The increase in operating income for non-food colors was primarily due to the higher volumes, higher selling prices and favorable product mix, partially reduced by unfavorable raw material and manufacturing costs. Operating income as a percent of revenue increased 70 basis points to 19.3% from 18.6% in 2011 primarily due to the reasons described above.

Corporate & Other  Revenue for the Corporate & Other segment was $145.6 million and $133.6 million in 2012 and 2011, respectively. The increase was primarily related to higher volumes in Asia Pacific.

The Corporate & Other segment reported operating losses of $28.2 million and $31.1 million in 2012 and 2011, respectively. The improvement in results was primarily due to the profit on higher volumes in Asia Pacific and lower expenses.

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

The Company’s ratio of debt to total capital improved to 22.2% at December 31, 2013, compared to 23.5% and 24.2% at December 31, 2012 and 2011, respectively. The improvement in 2013 resulted primarily from an increase in equity driven by 2013 net income.

Net cash provided by operating activities was $153.6 million in 2013, $139.4 million in 2012 and $142.9 million in 2011. Operating cash flow provided the primary source of funds for operating needs, acquisitions, capital expenditures, shareholder dividends, share repurchases and net debt repayments. The increase in net cash provided by operating activities in 2013 was primarily due to a lower use of working capital partially offset by lower earnings due to the restructuring program. The decrease in cash from operating activities in 2012 was primarily due to a higher use of working capital partially offset by the impact of higher earnings.

Net cash used in investing activities was $98.2 million in 2013, $102.7 million in 2012 and $74.0 million in 2011. Capital expenditures were $104.2 million in 2013, $103.8 million in 2012 and $72.2 million in 2011.

Net cash used in financing activities was $48.2 million in 2013, $48.8 million in 2012 and $52.9 million in 2011. The Company had a net reduction in debt of $3.7 million in 2013, a net increase in debt of $15.9 million in 2012 and a net reduction in debt of $14.2 million in 2011. In 2012, Sensient purchased $23.2 million of Company stock.

The Company has paid uninterrupted quarterly cash dividends since commencing public trading in its stock in 1962. The Company’s quarterly dividend was 23 cents per share beginning in the second quarter of 2013 when it was increased from 22 cents per share. Dividends paid per share were 91 cents in 2013, 87 cents in 2012 and 84 cents in 2011. Total dividends paid were $45.5 million, $43.4 million and $42.0 million in 2013, 2012 and 2011, respectively.

In 2013 and 2011, the Company was able to finance capital expenditures and dividend payments and still reduce debt levels. In 2012, the Company used cash provided by operating activities to fund most of its capital expenditures, dividend payments and purchases of Company stock. The Company maintains debt levels it considers prudent based on its cash flows, interest coverage and percentage of total debt to total capital.

The impact of inflation on both the Company’s financial position and its results of operations has been minimal and is not expected to significantly affect 2014 results.

ISSUER PURCHASES OF EQUITY SECURITIES

There were no purchases of Company stock in 2013 or 2011. Sensient purchased 0.6 million shares of Company stock in 2012 for a total cost of $23.2 million. On April 27, 2001, the Board approved a share repurchase program under which the Company is authorized to repurchase up to 5.0 million shares of Company stock in addition to amounts remaining from prior Board authorizations. As of December 31, 2013, 2.4 million shares were available to be repurchased under existing authorizations. The Company’s share repurchase program has no expiration date.

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

Goodwill Valuation  The Company reviews the carrying value of goodwill annually utilizing several valuation methodologies, including a discounted cash flow model. The Company completed its annual goodwill impairment test under Accounting Standards Codification (“ASC”) 350, Intangibles – Goodwill and Other, in the third quarter of 2013. In conducting its annual test for impairment, the Company estimates the fair value for each of its reporting units and compares each of these values to the net book value of each reporting unit. Fair value is estimated using both a discounted cash flow analysis and an analysis of comparable company market values. If the fair value of a reporting unit exceeds its net book value, no impairment exists. The Company has three reporting units that had goodwill recorded and were tested for impairment. The Flavors & Fragrances reporting unit and the Asia Pacific reporting unit had fair values that were over 100% above their respective net book values. The fair value of the Color reporting unit had a fair value that was over 80% above its net book value. Changes in estimates of future cash flows caused by items such as unforeseen events or changes in market conditions could negatively affect the reporting units’ fair value and result in an impairment charge.

Income Taxes  The Company estimates its income tax expense in each of the taxing jurisdictions in which it operates. The Company is subject to a tax audit in each of these jurisdictions, which could result in changes to the estimated tax expense. The amount of these changes would vary by jurisdiction and would be recorded when probable and estimable. These changes could impact the Company’s financial statements. Management has recorded valuation allowances to reduce the Company’s deferred tax assets to the amount that is more likely than not to be realized. Examples of deferred tax assets include deductions, net operating losses and tax credits that the Company believes will reduce its future tax payments. In assessing the future realization of these assets, management has considered future taxable income and ongoing tax planning strategies. An adjustment to the recorded valuation allowance as a result of changes in facts or circumstances could result in a significant change in the Company’s tax expense. The Company does not provide for deferred taxes on unremitted earnings of foreign subsidiaries which are considered to be invested indefinitely.

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

A key part of the Company’s strategy is to expand into new geographic markets. Because the Company manufactures and sells its products throughout the world, it is exposed to movements in foreign currency exchange rates. The major foreign currency exposures involve the markets in Western Europe, Mexico and Canada. The primary purpose of the Company’s foreign currency hedging activities is to protect against the volatility associated with foreign currency sales, purchases of materials, and other assets and liabilities created during the normal course of business. The Company generally utilizes foreign exchange contracts with durations of less than 12 months that may or may not be designated as cash flow hedges under ASC 815, Derivatives and Hedging. The net fair value of these instruments, based on dealer quotes, was an asset of $0.2 million at December 31, 2013, and was negligible at December 31, 2012. At December 31, 2013, the potential gain or loss in the fair value of the Company’s outstanding foreign exchange contracts, assuming a hypothetical 10% fluctuation in the currencies of such contracts, would be approximately $3.0 million. However, any change in the value of the contracts, real or hypothetical, would be significantly offset by a corresponding change in the value of the underlying hedged items. In addition, this hypothetical calculation assumes that each exchange rate would change in the same direction relative to the U.S. dollar.

The Company has certain debt denominated in Swiss Francs and Euros. These non-derivative debt instruments act as partial hedges of the Company’s Swiss Franc and Euro net asset positions. The potential increase or decrease in the annual U.S. dollar interest expense of the Company’s outstanding foreign currency-denominated debt, assuming a hypothetical 10% fluctuation in the currencies of such debt, would be approximately $0.2 million at December 31, 2013. However, any change in interest expense from fluctuations in currency, real or hypothetical, would be significantly offset by a corresponding change in the value of the foreign income before interest. In addition, this hypothetical calculation assumes that each exchange rate would change in the same direction relative to the U.S. dollar.

The Company manages its debt structure and interest rate risk through the use of fixed rate and floating rate debt and through the use of derivatives. The Company’s primary exposure is to interest rates in the U.S. and Western Europe. At December 31, 2013, the potential increase or decrease in annual interest expense, assuming a hypothetical 10% fluctuation in interest rates of floating rate debt, would be approximately $0.1 million.

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

CONTRACTUAL OBLIGATIONS

The Company is subject to certain contractual obligations, including long-term debt, operating leases, manufacturing purchases and pension benefit obligations. The Company has unrecognized tax benefits of $5.3 million as of December 31, 2013. However, the Company cannot make a reasonably reliable estimate of the period of potential cash settlement of the liabilities and, therefore, has not included unrecognized tax benefits in the following table of significant contractual obligations as of December 31, 2013.

PAYMENTS DUE BY PERIOD

(in thousands)	Total	1 year	2-3 years	4-5 years	> 5 years
Long-term debt	$348,124	$12,408	$92,151	$116,000	$127,565
Interest payments on long-term debt	53,436	12,762	23,446	12,874	4,354
Operating lease obligations	17,624	7,473	8,196	1,758	197
Manufacturing purchase commitments	128,724	98,580	28,933	1,211	—
Pension funding obligations	61,631	22,906	15,885	4,555	18,285
Total contractual obligations	$609,539	$154,129	$168,611	$136,398	$150,401

NEW PRONOUNCEMENTS

On January 1, 2013, the Company adopted ASU No. 2013-02, Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income, which requires companies to report the effect on the line items for significant items reclassified out of other comprehensive income to net income, prospectively. The Company has included this disclosure in Note 8 of these Consolidated Financial Statements. The adoption of this ASU had no impact on the Company’s financial condition or results of operations.

On January 1, 2013, the Company adopted ASU No. 2012-02, Intangibles – Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment. This ASU gives companies the option to perform a qualitative assessment to determine whether further indefinite-lived intangible asset impairment testing is necessary. If, as result of the qualitative assessment, it is determined that it is more likely than not that an indefinite-lived intangible asset is impaired, the quantitative impairment test is required. Otherwise no further testing is required. The adoption of this ASU had no impact on the Company’s financial condition or results of operations.

OFF-BALANCE SHEET ARRANGEMENTS

The Company had no off-balance sheet arrangements as of December 31, 2013.

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that reflect management’s current assumptions and estimates of future economic circumstances, industry conditions, Company performance and financial results. Forward-looking statements include statements in the future tense, statements referring to any period after December 31, 2013, and statements including the terms “expect,” “believe,” “anticipate” and other similar terms that express expectations as to future events or conditions. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for such forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that could cause actual events to differ materially from those expressed in those statements. A variety of factors could cause the Company’s actual results and experience to differ materially from the anticipated results. These factors and assumptions include the pace and nature of new product introductions by the Company’s customers; the Company’s ability to successfully implement its growth strategies; the outcome of the Company’s various productivity-improvement and cost-reduction efforts or other restructuring or relocation activities; changes in costs of raw materials and energy; industry and economic factors related to the Company’s domestic and international business; competition from other suppliers of colors, flavors and fragrances; growth or contraction in markets for products in which the Company competes; terminations and other changes in customer relationships; industry acceptance of price increases; currency exchange rate fluctuations; cost and availability of credit; and the matters discussed above including the critical accounting policies described therein. The Company does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized.

Consolidated Statements of Earnings

(in thousands except per share amounts) Years ended December 31,	2013	2012	2011
Revenue	$1,467,550	$1,459,050	$1,430,789
Cost of products sold	991,648	995,907	981,137
Selling and administrative expenses	303,540	271,935	258,829
Operating Income	172,362	191,208	190,823
Interest expense	16,147	16,901	19,439
Earnings Before Income Taxes	156,215	174,307	171,384
Income taxes	42,920	50,399	50,900
Net Earnings	$113,295	$123,908	$120,484
Earnings per share:
Basic	$2.28	$2.50	$2.42
Diluted	$2.27	$2.49	$2.41
Average common shares outstanding:
Basic	49,755	49,596	49,746
Diluted	49,934	49,822	49,937

See notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income

(in thousands) Years ended December 31,	2013	2012	2011
Net earnings	$113,295	$123,908	$120,484
Unrealized (loss) gain on cash flow hedges, arising during the period net of tax of $71, $471 and $356, respectively	(212)	(1,212)	914
Reclassification adjustment for cash flow hedges included in net income, net of tax of $21, $335 and $272, respectively	78	862	(699)
Pension adjustment, net of tax of $3,675, $1,040 and $2,536, respectively	5,294	(2,216)	3,652
Tax effect on losses previously recorded in other comprehensive income	—	16,836	—
Foreign currency translation on net investment hedges	(4,020)	(1,251)	2,532
Tax effect of current year activity on net investment hedges	1,810	—	—
Foreign currency translation on long term intercompany loans	5,781	(1,540)	752
Other foreign currency translation	1,856	22,984	(31,569)
Total Comprehensive Income	$123,882	$158,371	$96,066

See notes to consolidated financial statements.

Consolidated Balance Sheets

(in thousands except share and per share amounts) December 31,	2013	2012
Assets
Current Assets:
Cash and cash equivalents	$19,836	$15,062
Trade accounts receivable, less allowance for losses of $4,327 and $3,045, respectively	233,751	237,626
Inventories	474,452	442,714
Prepaid expenses and other current assets	38,079	41,799
Deferred income taxes	23,707	14,153
Total current assets	789,825	751,354
Other assets	47,786	47,685
Intangible assets – at cost, less accumulated amortization of $15,634 and $14,353, respectively	10,546	11,578
Goodwill	457,269	451,318
Property, Plant and Equipment:
Land	56,343	53,387
Buildings	374,388	339,732
Machinery and equipment	751,267	735,237
Construction in progress	55,236	41,999
	1,237,234	1,170,355
Less accumulated depreciation	(671,926)	(655,647)
	565,308	514,708
Total assets	$1,870,734	$1,776,643
Liabilities and Shareholders’ Equity
Current Liabilities:
Trade accounts payable	$99,117	$96,283
Accrued salaries, wages and withholdings from employees	32,669	27,162
Other accrued expenses	78,579	56,946
Income taxes	5,478	3,797
Short-term borrowings	7,050	20,048
Total current liabilities	222,893	204,236
Deferred income taxes	19,956	13,032
Other liabilities	8,539	10,971
Accrued employee and retiree benefits	28,538	60,527
Long-term debt	348,124	333,979
Shareholders’ Equity:
Common stock, par value $0.10 a share, authorized 100,000,000 shares; issued 53,954,874 shares	5,396	5,396
Additional paid-in capital	105,119	98,253
Earnings reinvested in the business	1,217,874	1,150,092
Treasury stock, 4,105,827 and 4,264,821 shares, respectively, at cost	(91,707)	(95,258)
Accumulated other comprehensive income (loss)	6,002	(4,585)
	1,242,684	1,153,898
Total liabilities and shareholders’ equity	$1,870,734	$1,776,643

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(in thousands) Years ended December 31,	2013	2012	2011
Cash Flows from Operating Activities
Net earnings	$113,295	$123,908	$120,484
Adjustments to arrive at net cash provided by operating activities:
Depreciation and amortization	52,016	48,352	46,099
Share-based compensation	8,430	10,086	7,819
Loss (gain) on assets	695	(869)	(4,323)
Deferred income taxes	(6,178)	2,916	(3,138)
Changes in operating assets and liabilities:
Trade accounts receivable	3,466	(15,158)	(5,095)
Inventories	(30,217)	(23,125)	(28,391)
Prepaid expenses and other assets	616	(9,405)	(1,825)
Accounts payable and other accrued expenses	3,606	225	6,299
Accrued salaries, wages and withholdings from employees	5,384	(1,209)	3,075
Income taxes	(100)	(1,689)	(3,148)
Other liabilities	2,540	5,334	5,021
Net cash provided by operating activities	153,553	139,366	142,877
Cash Flows from Investing Activities
Acquisition of property, plant and equipment	(104,246)	(103,806)	(72,200)
Proceeds from sale of assets	6,225	1,364	2,076
Acquisition of new businesses, net of cash acquired	—	—	(3,706)
Other investing activities	(208)	(242)	(207)
Net cash used in investing activities	(98,229)	(102,684)	(74,037)
Cash Flows from Financing Activities
Proceeds from additional borrowings	194,973	73,903	184,074
Debt payments	(198,686)	(58,052)	(198,259)
Purchase of treasury stock	—	(23,154)	—
Dividends paid	(45,513)	(43,426)	(41,968)
Proceeds from options exercised and other equity transactions	1,007	1,957	3,205
Net cash used in financing activities	(48,219)	(48,772)	(52,948)
Effect of exchange rate changes on cash and cash equivalents	(2,331)	4,297	(7,292)
Net increase (decrease) in cash and cash equivalents	4,774	(7,793)	8,600
Cash and cash equivalents at beginning of year	15,062	22,855	14,255
Cash and cash equivalents at end of year	$19,836	$15,062	$22,855
Cash paid during the year for:
Interest	$16,168	$16,897	$19,642
Income taxes	47,436	53,492	55,570
Capitalized interest	1,875	1,601	1,240

See notes to consolidated financial statements.

Consolidated Statements of Shareholders’ Equity

	Common	Additional Paid-in	Earnings Reinvested in the	Treasury Stock		Accumulated Other Comprehensive
(in thousands except share and per share amounts)	Stock	Capital	Business	Shares	Amount	Income (Loss)
Balances at December 31, 2010	$5,396	$89,027	$991,094	4,345,712	$(87,102)	$(14,630)
Net earnings			120,484
Other comprehensive income						(24,418)
Cash dividends paid – $0.84 per share			(41,968)
Share-based compensation		7,819
Stock options exercised		242		(120,368)	2,412
Nonvested stock issued upon vesting		(3,526)		(175,972)	3,526
Benefit plans		148		(11,361)	229
Other		477
Balances at December 31, 2011	5,396	94,187	1,069,610	4,038,011	(80,935)	(39,048)
Net earnings			123,908
Other comprehensive income						34,463
Cash dividends paid – $0.87 per share			(43,426)
Share-based compensation		10,086
Stock options exercised		52		(66,579)	1,438
Nonvested stock issued upon vesting		(6,999)		(313,812)	6,999
Benefit plans		388		(22,925)	480
Purchase of treasury stock				626,251	(23,154)
Other		539		3,875	(86)
Balances at December 31, 2012	5,396	98,253	1,150, 092	4,264,821	(95,258)	(4,585)
Net earnings			113,295
Other comprehensive income						10,587
Cash dividends paid – $0.91 per share			(45,513)
Share-based compensation		8,430
Stock options exercised		(63)		(47,584)	1,063
Nonvested stock issued upon vesting		(2,113)		(94,600)	2,113
Benefit plans		385		(26,635)	595
Other		227		9,825	(220)
Balances at December 31, 2013	$5,396	$105,119	$1,217,874	4,105,827	$(91,707)	$6,002

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Years ended December 31, 2013, 2012 and 2011

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation and Basis of Presentation  The consolidated financial statements include the accounts of Sensient Technologies Corporation and its subsidiaries (the “Company”). All significant intercompany accounts and transactions are eliminated.

The Company is a leading global manufacturer and marketer of colors, flavors and fragrances. The Company uses advanced technologies at facilities around the world to develop specialty food and beverage systems, cosmetic and pharmaceutical systems, inkjet and specialty inks and colors, and other specialty and fine chemicals. The Company’s reportable segments consist of the Flavors & Fragrances and Color Groups, which are managed on a products and services basis. The Asia Pacific Group, China Group and certain of the Company’s flavor businesses in Central and South America (Flavors Central & South America), which are managed on a geographic basis, are included in Corporate & Other.

Use of Estimates  The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect reported amounts of assets, liabilities, revenue and expenses during the reporting period and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

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

Inventories  Inventories are stated at the lower of cost or market. Market is determined on the basis of estimated realizable values. Cost is determined using the first-in, first-out (“FIFO”) method with the exception of certain locations of the Flavors & Fragrances Group where cost is determined using a weighted average method. Inventories include finished and in-process products totaling $317.1 million and $301.6 million at December 31, 2013 and 2012, respectively, and raw materials and supplies of $157.4 million and $141.1 million at December 31, 2013 and 2012, respectively.

Property, Plant and Equipment Property, plant and equipment are recorded at cost reduced by accumulated depreciation. Depreciation is provided over the estimated useful life of the related asset using the straight-line method for financial reporting. The estimated useful lives for buildings and leasehold improvements range from 5 to 40 years. Machinery and equipment have estimated useful lives ranging from 3 to 20 years. Interest costs on significant projects constructed or developed for the Company’s own use are capitalized as part of the asset.

Goodwill and Other Intangible Assets  The carrying value of goodwill is evaluated for impairment on an annual basis or when an indicator of impairment occurs. The impairment assessment includes comparing the carrying amount of net assets, including goodwill, of each reporting unit to its respective fair value as of the date of the assessment. Fair value was estimated based upon an evaluation of the reporting unit’s estimated future discounted cash flow as well as the public trading and private transaction valuation multiples for comparable companies. Such determination of fair value yielded no impairment in 2013, 2012 or 2011.

The cost of intangible assets with determinable useful lives is amortized on a straight-line basis to reflect the pattern of economic benefits consumed, ranging from 5 to 20 years. These assets include technological know-how, customer relationships, patents, trademarks and non-compete agreements, among others.

Impairment of Long-lived Assets The Company reviews long-lived assets for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. The Company performs undiscounted cash flow analyses to determine if potential impairment exists. If impairment is determined to exist, any related impairment loss is calculated based on the difference between fair value and carrying value. Impairment losses were recorded as a result of the Company’s 2013 restructuring program. See Note 12, Restructuring Charges, for additional information.

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

Translation of Foreign Currencies  For all significant foreign operations, the functional currency is the local currency. Assets and liabilities of foreign operations are translated into U.S. dollars at current exchange rates. Revenue and expense accounts are translated into U.S. dollars at average exchange rates prevailing during the year. Adjustments resulting from the translation of foreign accounts into U.S. dollars are recorded in foreign currency translation in OCI. Transaction gains and losses that occur as a result of transactions denominated in non-functional currencies are included in earnings and were not significant during the three-year period ended December 31, 2013.

Share-Based Compensation  Share-based compensation expense is recognized during the vesting period of each award as summarized in Note 6, Share-Based Compensation.

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

Earnings Per Share The difference between basic and diluted earnings per share (“EPS“) is the dilutive effect of stock options and nonvested stock. Diluted EPS assumes that nonvested stock has vested and all dilutive stock options, for which the average market price exceeds the exercise price (in-the-money), are exercised. Stock options for which the exercise price exceeds the average market price (out-of-the-money) have an anti-dilutive effect on EPS, and accordingly, are excluded from the calculation. Weighted-average common shares for the computation of EPS were:

(in thousands)	2013	2012	2011
Basic weighted-average shares outstanding	49,755	49,596	49,746
Diluted weighted-average shares outstanding	49,934	49,822	49,937

In 2013, 2012 and 2011 there were no anti-dilutive stock options. All earnings per share amounts are presented on a diluted basis unless otherwise noted.

Accumulated Other Comprehensive Income (Loss)  Accumulated OCI is composed primarily of foreign currency translation, pension liability and unrealized gains or losses on cash flow hedges. See Note 8, Accumulated Other Comprehensive Income, for additional information.

Research and Development Research and development costs are recorded in selling and administrative expenses in the year they are incurred. Research and development costs were $34.5 million, $34.7 million and $33.2 million during the years ended December 31, 2013, 2012 and 2011, respectively.

Advertising  Advertising costs are recorded in selling and administrative expenses as they are incurred. Advertising costs were $1.6 million, $2.2 million and $2.4 million during the years ended December 31, 2013, 2012 and 2011, respectively.

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

Subsequent Events The Company performed an evaluation of subsequent events through the date these financial statements were issued and no such events were identified.

New Pronouncements On January 1, 2013, the Company adopted ASU No. 2013-02, Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income, which requires companies to report the effect on the line items for significant items reclassified out of other comprehensive income to net income, prospectively. The Company has included this disclosure in Note 8 of these Consolidated Financial Statements. The adoption of this ASU had no impact on the Company’s financial condition or results of operations.

On January 1, 2013, the Company adopted ASU No. 2012-02, Intangibles – Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment. This ASU gives companies the option to perform a qualitative assessment to determine whether further indefinite-lived intangible asset impairment testing is necessary. If, as a result of the qualitative assessment, it is determined that it is more likely than not that an indefinite-lived intangible asset is impaired, the quantitative impairment test is required. Otherwise no further testing is required. The adoption of this ASU had no impact on the Company’s financial condition or results of operations.

2. ACQUISITIONS

There were no acquisitions during 2013 and 2012.

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

3. GOODWILL AND INTANGIBLE ASSETS

At December 31, 2013 and 2012, goodwill is the only intangible asset that is not subject to amortization. The following table summarizes intangible assets with determinable useful lives by major category as of December 31, 2013 and 2012:

	Weighted Average	2013		2012
(in thousands except weighted average amortization years)	Amortization Years	Cost	Accumulated Amortization	Cost	Accumulated Amortization
Technological know-how	20	$8,606	$(5,328)	$8,443	$(4,842)
Customer relationships	20	7,944	(4,359)	7,871	(3,866)
Patents, trademarks, non-compete agreements and other	18.8	9,630	(5,947)	9,617	(5,645)
Total finite-lived intangibles	19.6	$26,180	$(15,634)	$25,931	$(14,353)

Amortization of intangible assets was $1.3 million in 2013, $1.4 million in 2012 and $1.3 million in 2011. Estimated amortization expense each year for the five years subsequent to December 31, 2013, is $1.3 million in 2014 and $1.2 million in each year from 2015 through 2018.

The changes in goodwill for the years ended December 31, 2013 and 2012, by reportable business segment, were as follows:

(in thousands)	Flavors & Fragrances	Color	Corporate & Other	Consolidated
Balance as of December 31, 2011	$132,692	$307,379	$4,294	$444,365
Currency translation impact	3,092	4,271	(410)	6,953
Balance as of December 31, 2012	135,784	311,650	3,884	451,318
Currency translation impact	853	5,673	(575)	5,951
Balance as of December 31, 2013	$136,637	$317,323	$3,309	$457,269

4. DEBT

Long-term Debt  Long-term debt consisted of the following unsecured obligations at December 31:

(in thousands)	2013	2012
3.66% senior notes due November 2023	$75,000	$—
3.06% Euro-denominated senior notes due November 2023	52,566	—
4.47% senior notes due November 2018	25,000	25,000
4.14% senior notes due November 2017	25,000	25,000
4.91% senior notes due through May 2017	99,000	110,000
3.77% senior notes due November 2016	25,000	25,000
7.31% senior notes due November 2013	—	25,000
5.85% Euro-denominated senior notes due November 2013	—	25,508
Long-term revolving loan agreement	43,982	95,419
Various other notes	2,576	3,052
	348,124	333,979
Less current maturities	—	—
Total long-term debt	$348,124	$333,979

In April 2013, the Company entered into an agreement to issue $75 million and €38 million in ten-year, fixed-rate, senior notes at fixed coupon rates of 3.66% and 3.06%, respectively. These notes were issued in November 2013 and proceeds have been used to repay maturing notes and bank debt.

The Company has a $350 million revolving loan facility that will mature in April 2016. Interest rates on borrowings under the credit facility are at LIBOR plus a margin based on the Company’s leverage ratio. The credit facility is used for liquidity needs.

The borrowings under the long-term revolving loan agreement had an average interest rate of 1.54% and 1.67% for the years ended December 31, 2013 and 2012, respectively.

The aggregate amounts of contractual maturities on long-term debt each year for the five years subsequent to December 31, 2013, are as follows: 2014, $12.4 million; 2015, $11.9 million; 2016, $80.3 million; 2017, $91.0 million; and 2018, $25.0 million.

The Company has approximately $12.4 million of long-term debt that matures in 2014. It is the Company’s intention to refinance these maturities under the long-term revolving loan agreement and accordingly, that maturing debt has been classified as long-term debt in the Consolidated Balance Sheet.

The Company has $299.7 million available under the revolving loan agreement and $41.4 million available under other lines of credit from several banks at December 31, 2013.

Substantially all of the senior loan agreements contain restrictions concerning interest coverage, borrowings, investments and tangible net worth amounts. The Company is in compliance with all of these restrictions at December 31, 2013. The following table summarizes the Company’s most restrictive loan covenants calculated in accordance with the applicable agreements as of December 31, 2013:

(dollars in thousands)	Actual	Required
Debt to EBITDA (Maximum)	1.40	3.50
Net Worth (Minimum)	$1,242,684	$625,000
Interest Coverage (Minimum)	8.01	2.00

The Company has stand-by and trade letters of credit outstanding of $6.3 million and $7.5 million as of December 31, 2013 and 2012, respectively.

Short-term Borrowings The Company’s short-term borrowings consisted of the following items at December 31:

(in thousands)	2013	2012
Uncommitted loans	$4,600	$16,950
Loans of foreign subsidiaries	2,450	3,098
Total	$7,050	$20,048

The weighted-average interest rates on short-term borrowings were 2.16% and 1.98% at December 31, 2013 and 2012, respectively.

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

The Company manages its exposure to foreign exchange risk by the use of forward exchange contracts to reduce the effect of fluctuating foreign currencies on short-term foreign currency denominated intercompany transactions, nonfunctional currency raw material purchases, non-functional currency sales and other known foreign currency exposures. These forward exchange contracts generally have maturities of less than twelve months. The Company also uses certain debt denominated in foreign currencies to manage the Company’s net asset positions of its foreign subsidiaries. The Company’s primary hedging activities and their accounting treatment are summarized below:

Forward Exchange Contracts The forward exchange contracts that have been designated as hedges are accounted for as cash flow hedges. The Company had $29.6 million and $18.9 million of forward exchange contracts, designated as hedges, outstanding as of December 31, 2013 and 2012, respectively. Due to the short-term nature of these contracts, the results of these transactions are not material to the financial statements. In addition, the Company utilizes forward exchange contracts that are not designated as cash flow hedges and the results of these transactions are also not material to the financial statements.

Net Investment Hedges  The Company has certain debt denominated in Euros and Swiss Francs. These debt instruments have been designated as partial hedges of the Company’s Euro and Swiss Franc net asset positions. Changes in the fair value of this debt attributable to changes in the spot foreign exchange rate are recorded in foreign currency translation in OCI. As of December 31, 2013 and 2012, the total value of the Company’s Euro and Swiss Franc debt designated as net investment hedges was $96.5 million and $55.0 million, respectively. For the years ended December 31, 2013 and 2012, the impact of foreign exchange rates on these debt instruments has increased debt by $4.0 million and $1.3 million, respectively, and these amounts have been recorded as foreign currency translation in OCI.

Concentrations of Credit Risk  Counterparties to forward exchange contracts consist of large international financial institutions. While these counterparties may expose the Company to potential losses due to the credit risk of nonperformance, losses are not anticipated. Concentrations of credit risk with respect to trade accounts receivable are limited by the large number of customers, generally short payment terms and their dispersion across geographic areas.

6. SHARE-BASED COMPENSATION

The Company has various stock plans under which employees and directors may be granted nonvested stock which vests over a time period, except as noted below to those employees who have reached age 65 and vest immediately. The 2007 Stock Plan also allows for the granting of non-qualified stock options or incentive stock options. Upon vesting, the stock options allow the participant to purchase common stock at 100% of the market price on the day the options were granted. No options were granted in 2013, 2012 or 2011. As of December 31, 2013, there were 1.2 million shares available to be granted as nonvested stock under existing stock plans.

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

The following table summarizes the transactions involving the stock option plans:

		Weighted-	Weighted-
		Average	Average	Aggregate
		Exercise	Remaining	Intrinsic
(in thousands except exercise price and life)	Options	Price	Life (Years)	Value

Outstanding at December 31, 2010	328	$22.06	3.9	$4,807
Exercised	(121)	21.55
Outstanding at December 31, 2011	207	22.36	3.1	3,222
Exercised	(66)	22.38
Outstanding at December 31, 2012	141	22.35	2.7	1,859
Exercised	(48)	21.00
Outstanding at December 31, 2013	93	$23.04	2.2	$2,374
Exercisable at December 31, 2013	93	$23.04	2.2	$2,374

The aggregate intrinsic values of stock options exercised during 2013, 2012 and 2011, were $1.1 million, $0.9 million and $1.7 million, respectively.

As of December 31, 2013, all stock options outstanding were vested.

The following table summarizes information concerning outstanding and exercisable stock options at December 31, 2013:

	Range of Exercise Price
(in thousands except life and exercise price)	$18.57-22.99	$23.00-26.11	$26.12-30.07
Options outstanding	36	37	20
Weighted-average remaining contractual life, in years	1.6	1.7	3.8
Weighted-average exercise price	$19.62	$23.50	$28.16
Options exercisable	36	37	20
Weighted-average exercise price	$19.62	$23.50	$28.16

The Company’s stock plans also provide for the awarding of nonvested stock. Expense for shares of nonvested stock is recognized over the vesting period or during the period from the date of grant until the participant attains age 65, whichever is less. The vesting period is five years for awards granted prior to December 2013 and three years beginning with awards in December 2013. During the period of restriction, the holder of nonvested stock has voting rights and is entitled to receive all dividends and other distributions paid with respect to the stock

Starting with the December 2013 grant, 50% of the grant consisted of performance stock unit awards. The number of shares issued under these awards will be based on certain performance metrics measured over a two-year period. During the vesting period, the holder of the performance stock units will not be entitled to vote or receive dividends and other distributions paid with respect to the stock, until the units have vested and the shares of stock are issued.

The Company expenses awards for nonvested stock based on the fair value of the Company’s common stock at the date of the grant.

The following table summarizes the nonvested stock and performance stock units activity:

		Grant Date
		Weighted-	Aggregate
		Average	Intrinsic
(in thousands except fair value)	Shares	Fair Value	Value
Outstanding at December 31, 2010	363	$29.20	$13,340
Granted	270	35.48
Vested	(175)	34.04
Cancelled	(58)	28.45
Outstanding at December 31, 2011	400	31.42	15,142
Granted	293	36.09
Vested	(314)	33.59
Cancelled	(40)	33.41
Outstanding at December 31, 2012	339	33.22	12,046
Granted	262	46.14
Vested	(94)	40.57
Cancelled	(10)	42.22
Outstanding at December 31, 2013	497	$38.46	$24,095

The total intrinsic values of shares vested during 2013, 2012 and 2011, was $4.4 million, $11.2 million and $6.2 million, respectively.

As of December 31, 2013, total remaining unearned compensation, net of expected forfeitures, related to nonvested stock and performance stock units was $11.6 million, which will be amortized over the weighted-average remaining service period of 2.4 years.

Total pre-tax share-based compensation recognized in the Consolidated Statements of Earnings was $8.4 million, $10.1 million and $7.8 million in 2013, 2012 and 2011, respectively. Tax related benefits of $2.6 million, $2.4 million and $1.2 million were also recognized in 2013, 2012 and 2011, respectively. Cash received from the exercise of stock options was $1.0 million, $1.5 million and $2.6 million for 2013, 2012 and 2011, respectively, and is reflected in cash flows from financing activities in the Consolidated Statements of Cash Flows.

7. RETIREMENT PLANS

The Company provides benefits under defined contribution plans including a savings plan and an employee stock ownership plan (“ESOP”). The savings plan covers substantially all domestic salaried and certain non-union hourly employees and provides for matching contributions up to 4% of each employee’s salary. The ESOP covers substantially all domestic employees and provides for contributions based on a percentage of each employee’s compensation as determined by the Board of Directors. Total expense for the Company’s defined contribution plans was $4.7 million in 2013 and 2012 and $4.3 million in 2011.

Although the Company intends for these defined contribution plans to be the primary retirement benefit for most employees, the Company also has several defined benefit plans. The funded status of the defined benefit plans was as follows at December 31:

(in thousands)	2013	2012
Benefit obligation at beginning of year	$76,957	$67,211
Service cost	3,260	2,583
Interest cost	2,557	2,659
Foreign currency exchange rate changes	(703)	799
Benefits paid	(5,194)	(3,045)
Actuarial (gain) loss	(4,295)	6,750
Benefit obligation at end of year	72,582	76,957
Plan assets at beginning of year	35,141	30,969
Company contributions	5,701	4,075
Foreign currency exchange rate changes	(539)	973
Benefits paid	(5,258)	(3,045)
Actual gain on plan assets	2,077	2,169
Plan assets at end of year	37,122	35,141
Funded status	$(35,460)	$(41,816)
Accumulated benefit obligation	$68,391	$70,230

Amounts recognized in the Consolidated Balance Sheets at December 31:

(in thousands)	2013	2012
Accrued employee and retiree benefits	$(40,350)	$(52,825)
Prepaid expenses and other current assets	4,890	11,009
Net liability	$(35,460)	$(41,816)

Components of annual benefit cost:

(in thousands)	2013	2012	2011
Service cost	$3,260	$2,583	$2,419
Interest cost	2,557	2,659	2,778
Expected return on plan assets	(1,689)	(1,428)	(1,520)
Amortization of prior service cost	172	1,971	3,112
Recognized actuarial loss	3,203	799	1,388
Settlement expense	1,177	–	–
Defined benefit expense	$8,680	$6,584	$8,177

Weighted-average liability assumptions as of December 31:

	2013	2012
Discount rate	3.91%	3.27%
Expected return on plan assets	5.12%	4.76%
Rate of compensation increase	4.59%	4.01%

Weighted-average cost assumptions for the year ended December 31:

	2013	2012
Discount rate	3.27%	4.27%
Expected return on plan assets	4.76%	5.00%
Rate of compensation increase	4.01%	4.11%

The aggregate amounts of benefits expected to be paid from defined benefit plans in each of the next five years subsequent to December 31, 2013, which include employees’ expected future service, are as follows: 2014, $21.7 million; 2015, $13.0 million; 2016, $2.9 million; 2017, $2.4 million; 2018, $2.2 million; and $18.3 million in total for the years 2019 through 2023.

The Company expects to contribute $22.9 million to defined benefit plans in 2014.

Amounts at December 31 in accumulated other comprehensive income were as follows:

(in thousands)	2013	2012
Prior service cost	$1,182	$1,362
Unrecognized net actuarial loss	7,944	17,031

The pension adjustments, net of tax, recognized in OCI, were as follows:

(in thousands)	2013	2012	2011
Net actuarial gain (loss) arising during the period	$3,180	$(3,947)	$885
Amortization of actuarial loss, included in defined benefit expense	2,006	526	866
Amortization of prior service cost, included in defined benefit expense	108	1,205	1,901
Pension adjustment, net of tax	$5,294	$(2,216)	$3,652

The estimated prior service cost and actuarial gain for the defined benefit plans that will be amortized from accumulated other comprehensive loss into periodic benefit cost during 2014 are $0.2 million and $0.6 million, respectively.

The investment objectives and target allocations for the Company’s pension plans related to the assets of the plans are reviewed on a regular basis. The investment objectives for the pension assets are to maximize the return on assets while maintaining an overall level of risk appropriate for a retirement fund and ensuring the availability of funds for the payment of retirement benefits. The levels of risk assumed by the pension plans are determined by market conditions, the rate of return expectations and the liquidity requirements of each pension plan. The actual asset allocations of each pension plan are reviewed on a regular basis to ensure that they are in line with the target allocations.

The Company is required to categorize pension plan assets based on the following fair value hierarchy:

Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability through corroboration with observable market data.

Level 3: Unobservable inputs that reflect the reporting entity’s own assumptions.

The following table presents the Company’s pension plan assets by asset category as of December 31, 2013 and 2012:

	Fair Value as of December 31,	Fair Value Measurements at December 31, 2013 Using Fair Value Hierarchy			Fair Value as of December 31,	Fair Value Measurements at December 31, 2012 Using Fair Value Hierarchy
(in thousands)	2013	Level 1	Level 2	Level 3	2012	Level 1	Level 2	Level 3
Equity Funds
Domestic	$6,143	$6,143	$—	$—	$5,253	$5,253	$—	$—
International	7,294	—	7,294	—	5,412	—	5,412	—
International Fixed Income Funds	23,162	1,186	21,976	—	24,369	1,364	23,005	—
Other investments	523	40	483	—	107	34	73	—
Total assets at fair value	$37,122	$7,369	$29,753	$—	$35,141	$6,651	$28,490	$—

8. ACCUMULATED OTHER COMPREHENSIVE INCOME

The following tables summarize the changes in Accumulated Other Comprehensive Income (Loss) (“OCI”) for 2013:

			Foreign
	Cash Flow(a)	Pension(a)	Currency
(in thousands)	Hedges	Items	Items	Total
Balance as of December 31, 2012	$35	$(12,062)	$7,442	$(4,585)
Other comprehensive income before reclassifications	(212)	3,180	5,427	8,395
Amounts reclassified from OCI	78	2,114	—	2,192
Balance as of December 31, 2013	$(99)	$(6,768)	$12,869	$6,002
(a) Cash Flow Hedges and Pension Items are net of tax.

See Note 7, Retirement Plans, for more information on the pension items reclassified out of OCI and into Selling and Administrative expenses in the Statement of Earnings during 2013. See Note 5, Derivative Instruments and Hedging Activity, for additional information on the Company’s cash flow hedges.

9. INCOME TAXES

The provision for income taxes was as follows:

(in thousands)	2013	2012	2011
Currently payable:
Federal	$21,252	$22,394	$28,480
State	3,065	3,024	2,845
Foreign	24,781	22,065	22,713
	49,098	47,483	54,038
Deferred (benefit) expense:
Federal	(5,125)	170	(5,669)
State	502	603	(274)
Foreign	(1,555)	2,143	2,805
	(6,178)	2,916	(3,138)
Income taxes	$42,920	$50,399	$50,900

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities consisted of the following:

(in thousands)	2013	2012
Deferred tax assets:
Benefit plans	$21,148	$17,375
Liabilities and reserves	11,499	9,140
Operating loss and credit carryovers	51,292	48,441
Other	17,151	16,096
Gross deferred tax assets	101,090	91,052
Valuation allowance	(43,048)	(41,049)
Deferred tax assets	58,042	50,003
Deferred tax liabilities:
Property, plant and equipment	(21,139)	(19,430)
Other assets	(1,411)	(2,784)
Other	(31,741)	(26,668)
Deferred tax liabilities	(54,291)	(48,882)
Net deferred tax assets	$3,751	$1,121

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

At December 31, 2013, foreign operating loss carryovers were $128.9 million. Included in the foreign operating loss carryovers are losses of $9.9 million that expire through 2028 and $119.0 million that do not have an expiration date. At December 31, 2013, state operating loss carryovers were $103.1 million, all of which expire through 2028.

The effective tax rate differed from the statutory federal income tax rate of 35% as described below:

	2013	2012	2011
Taxes at statutory rate	35.0%	35.0%	35.0%
State income taxes, net of federal income tax benefit	1.1	1.5	1.0
Tax credits	(0.3)	—	(0.2)
Taxes on foreign earnings	(5.3)	(4.1)	(2.5)
Resolution of prior years’ tax matters	(0.7)	(1.4)	(0.6)
Valuation allowance adjustments	(0.8)	(0.5)	(0.6)
Revaluation of previously held interest	—	—	(0.7)
Other, net	(1.5)	(1.6)	(1.7)
Effective tax rate	27.5%	28.9%	29.7%

Earnings before income taxes were as follows:

(in thousands)	2013	2012	2011
United States	$55,461	$79,118	$70,023
Foreign	100,754	95,189	101,361
Total	$156,215	$174,307	$171,384

Federal and state income taxes are provided on international subsidiary income distributed to or taxable in the United States during the year. At December 31, 2013, federal and state taxes have not been provided for approximately $427.9 million of unremitted earnings of the foreign subsidiaries that are considered to be invested indefinitely. Determination of the deferred tax liability on such earnings is not practicable.

A reconciliation of the change in the liability for unrecognized tax benefits for 2013 and 2012 is as follows:

(in thousands)	2013	2012
Balance at beginning of year	$7,091	$8,787
Increases for tax positions taken in the current year	818	599
Increases for tax positions taken in prior years	875	553
Decreases related to settlements with tax authorities	(3,113)	(1,678)
Decreases as a result of lapse of the applicable statutes of limitations	(374)	(1,362)
Foreign currency exchange rate changes	(2)	192
Balance at the end of year	$5,295	$7,091

The amount of the unrecognized tax benefits that would affect the effective tax rate, if recognized, was approximately $5.1 million. The Company recognizes interest and penalties related to the unrecognized tax benefits in income tax expense. As of December 31, 2013 and 2012, $0.7 million and $1.0 million, respectively, of accrued interest and penalties was reported as an income tax liability. The liability for unrecognized tax benefits relates to multiple jurisdictions and is reported in Other liabilities on the Consolidated Balance Sheet at December 31, 2013.

The Company believes that it is reasonably possible that the total amount of liability for unrecognized tax benefits as of December 31, 2013, will decrease by approximately $1.7 million during 2014. The potential decrease relates to various tax matters for which the statute of limitations may expire or will be otherwise settled in 2014. The amount that is ultimately recognized in the financial statements will be dependent upon various factors including potential increases or decreases to unrecognized tax benefits as a result of examinations, settlements and other unanticipated items that may occur during the year. With limited exceptions, the Company is no longer subject to federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2004.

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

Beginning in the first quarter of 2013, the results of operations for the Company’s cosmetic and pharmaceutical businesses in Asia Pacific and China, previously reported in the Corporate & Other segment, are reported in the Color segment. Results for 2012 and 2011 have been restated to reflect this change.

	Flavors &		Corporate
(in thousands)	Fragrances	Color	& Other	Consolidated
2013
Revenue from external customers	$845,672	$473,281	$148,597	$1,467,550
Intersegment revenue	35,626	20,691	1,847	58,164
Total revenue	881,298	493,972	150,444	1,525,714
Operating income (loss)	122,410	103,601	(53,649)	172,362
Interest expense	—	—	16,147	16,147
Earnings (loss) before income taxes	122,410	103,601	(69,796)	156,215
Assets	897,216	790,531	182,987	1,870,734
Capital expenditures	59,040	39,273	5,933	104,246
Depreciation and amortization	27,458	18,664	5,894	52,016

2012
Revenue from external customers	$837,549	$477,385	$144,116	$1,459,050
Intersegment revenue	37,732	21,825	1,464	61,021
Total revenue	875,281	499,210	145,580	1,520,071
Operating income (loss)	122,997	96,406	(28,195)	191,208
Interest expense	—	—	16,901	16,901
Earnings (loss) before income taxes	122,997	96,406	(45,096)	174,307
Assets	860,395	744,200	172,048	1,776,643
Capital expenditures	49,781	46,003	8,022	103,806
Depreciation and amortization	27,021	15,499	5,832	48,352

2011
Revenue from external customers	$821,933	$476,958	$131,898	$1,430,789
Intersegment revenue	35,527	19,833	1,728	57,088
Total revenue	857,460	496,791	133,626	1,487,877
Operating income (loss)	129,436	92,518	(31,131)	190,823
Interest expense	—	—	19,439	19,439
Earnings (loss) before income taxes	129,436	92,518	(50,570)	171,384
Assets	803,844	699,017	151,303	1,654,164
Capital expenditures	34,999	30,121	7,080	72,200
Depreciation and amortization	26,743	14,125	5,231	46,099

Geographic Information The Company has manufacturing facilities or sales offices in North America, South America, Europe, Asia, Australia and Africa.

(in thousands)	2013	2012	2011
Revenue from external customers:
North America	$784,658	$785,919	$737,154
Europe	382,464	371,658	405,312
Asia Pacific	191,343	199,849	190,404
Other	109,085	101,624	97,919
Consolidated	$1,467,550	$1,459,050	$1,430,789
Long-lived assets:
North America	$531,005	$504,483	$444,656
Europe	506,352	472,865	456,248
Asia Pacific	32,148	35,891	35,151
Other	11,404	12,050	11,239
Consolidated	$1,080,909	$1,025,289	$947,294

Sales in the United States, based on the final country of destination of the Company’s products, were $592.6 million, $598.5 million and $561.9 million in 2013, 2012 and 2011, respectively. No other country of destination exceeded 10% of consolidated sales. Total long-lived assets in the United States amounted to $389.7 million, $360.1 million and $345.1 million at December 31, 2013, 2012 and 2011, respectively.

Product Information The Company’s revenue summarized by product portfolio is as follows:

(in thousands)	2013	2012	2011
Traditional Flavors & Fragrances	$744,934	$725,165	$710,450
Natural Ingredients	244,155	252,941	240,844
Food & Beverage Colors	307,301	310,739	317,880
Non-Food Colors	229,324	231,226	218,703
Intersegment Revenue	(58,164)	(61,021)	(57,088)
Consolidated	$1,467,550	$1,459,050	$1,430,789

11. FAIR VALUE MEASUREMENTS

ASC 820, Fair Value Measurements and Disclosures, defines fair value for financial assets and liabilities, establishes a framework for measuring fair value in Generally Accepted Accounting Principles (“GAAP”) and expands disclosures about fair value measurements. As of December 31, 2013 and 2012, the Company’s only assets and liabilities subject to this standard are forward contracts, investments in a money market fund and municipal bonds, and defined benefit plan assets (See Note 7, Retirement Plans, for additional information on the defined benefit plan assets). The net fair value of the forward exchange contracts based on current pricing obtained for comparable derivative products (Level 2 inputs) was an asset of $0.2 million at December 31, 2013 and was negligible at December 31, 2012. The fair value of the investments based on December 31, 2013 and 2012, market quotes (Level 1 inputs) was an asset of $19.8 million and $20.3 million, respectively.

The carrying values of the Company’s cash and cash equivalents, trade accounts receivable, accounts payable, accrued expenses and short-term borrowings approximated fair values as of December 31, 2013 and 2012.

The fair value of the Company’s long-term debt, including current maturities, is estimated using discounted cash flows based on the Company’s current incremental borrowing rates for similar types of borrowing arrangements (Level 2 inputs). The carrying value of the long-term debt at December 31, 2013 and 2012, was $348.1 million and $334.0 million, respectively. The fair value of the long-term debt at December 31, 2013 and 2012, was approximately $351.0 million and $354.4 million, respectively.

12. RESTRUCTURING CHARGES

The Company recorded restructuring costs of $31.7 million ($22.0 million after tax) in 2013 related to the 2013 restructuring program to relocate the Flavors & Fragrances Group headquarters to Chicago, as well as a profit improvement plan across all segments of the Company.

Detail of the 2013 restructuring costs and the line items in which it was recorded in the Corporate & Other segment are as follows:

	Selling &	Cost of
(in thousands)	Administrative	Products Sold	Total
Employee separations	$18,081	$—	$18,081
Long-lived asset impairment	4,176	—	4,176
Gain on asset sales	(3,019)		(3,019)
Write-down of inventory	—	1,840	1,840
Other costs	10,657	—	10,657
Total	$29,895	$1,840	$31,735

The following table summarizes the 2013 restructuring costs by segment:

(in thousands)	2013
Flavors	$22,284
Color	7,065
Corporate & Other	2,386
Total	$31,735

The Company does not expect restructuring costs in 2014 to be material.

The following table summarizes the accrual for the restructuring and other charges for the twelve months ended December 31, 2013, which is recorded in Other accrued expenses:

	Employee	Assets Related
(in thousands)	Separations	and Other	Total

Balance as of December 31, 2012	$—	$—	$—
Restructuring costs	18,081	13,654	31,735
Gain on sale of assets	—	3,019	3,019
Cash spent	(13,505)	(9,069)	(22,574)
Reduction of assets	—	(6,016)	(6,016)
Translation adjustment	(14)	—	(14)

Balance as of December 31, 2013	$4,562	$1,588	$6,150

In the fourth quarter of 2011, the company recorded a restructuring charge of $4.8 million ($3.7 million net of tax) related to a plan to improve the profitability and efficiency of selected operations. The restructuring charge mainly included severance and other employee separation costs. In 2012, approximately $1.8 million of payments were applied to the restructuring reserve.

13. COMMITMENTS AND CONTINGENCIES

LEASES

The Company leases certain facilities and equipment under operating lease arrangements. Aggregate minimum rental commitments at December 31, 2013, for all noncancelable operating leases with an initial lease term greater than one year for the years ending December 31 are as follows: 2014, $7.5 million; 2015, $5.3 million; 2016, $2.9 million; 2017, $1.1 million; 2018, $0.7 and $0.2 million thereafter.

Rent expense totaled $10.7 million, $10.8 million and $11.7 million during the years ended December 31, 2013, 2012 and 2011, respectively.

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

In June 2009, the Company sued Cherry Blossom in the Circuit Court of Grand Traverse County, Michigan, seeking an order for return of the cherries. Cherry Blossom’s asset based lender, Crossroads Financial (which claimed to be owed over $1.4 million) (“Crossroads”), intervened and claimed a senior lien on the cherries. The Circuit Court denied the Company’s request for immediate possession and permitted Cherry Blossom to retain and process the cherries. The Circuit Court later held that Crossroads had a senior lien on the cherries and was entitled to receive the proceeds from the sale of the cherries. The Circuit Court also denied the Company’s cross claims against Crossroads to recoup certain overpayments that the Company made to Cherry Blossom/Crossroads and to recoup payments made by the Company to the United States Department of Labor on Cherry Blossom’s/Crossroads’ behalf. The Company appealed these adverse decisions of the Circuit Court.

Crossroads asserted a claim against the Company for money damages in an undetermined amount. Crossroads claimed that it had a lien on all of Cherry Blossom’s accounts receivable from the Company and that the Company had performed a number of offsets against its accounts payable to Cherry Blossom in derogation of Crossroads’ rights as lienholder. The Circuit Court denied Crossroads’ claims for money damages against the Company. Crossroads appealed this adverse decision of the Circuit Court.

The Michigan Court of Appeals heard oral argument on the appeals on September 10, 2013. On October 31, 2013, the Court issued its decision affirming the trial court in all respects, including the denial of the Crossroad claim to recover over $1.4 million from the Company. The Company and Crossroads both had the right to petition the Michigan Supreme Court to review the decision of the Court of Appeals. Neither party, however, sought Supreme Court review, and the case is now concluded.

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

Christopher Hubbell, a principal of Cherry Blossom, personally filed a petition for bankruptcy. The Company originally opposed the bankruptcy petition to the extent Hubbell sought a discharge of the Company’s alleged damages arising from his own fraudulent acts connected to Cherry Blossom’s granting of an allegedly superior interest in the Company’s cherries to Crossroads. The Company and Hubbell filed a joint motion to dismiss the Company’s claims against Hubbell without prejudice pending the Michigan state court action. The Bankruptcy Court granted the motion. Under the terms of the dismissal, if the state courts had determined that the Company was liable to Crossroads, the Company would have had 60 days to reopen the adversary proceeding and pursue its claims against Hubbell. Since neither the Company nor Crossroads pursued Supreme Court review and the state case is now concluded, the dismissal of the Company’s claims against Hubbell in his personal bankruptcy proceeding has become with prejudice.

Vega v. Sensient Dehydrated Flavors LLC

On January 3, 2013, Thomas Vega, a now former employee, filed (but did not serve) a Class Action Complaint in San Francisco County Superior Court against Sensient Dehydrated Flavors LLC. On February 11, 2013, Vega filed and served a First Amended Complaint (“Complaint”) against the Company and a Company supervisor. Vega alleges that the Company failed to provide alleged class members with meal periods, compensation for the alleged absence of meal periods, and accurate wage statements, in violation of the California labor code. The alleged class includes all employees paid on an hourly basis and forklift operators. The Complaint seeks damages, back wages, injunctive relief, penalties, interest, and attorneys’ fees for the members of the alleged class. The Complaint alleges that the total damages and costs “do not exceed a[n] aggregate of $4,999,999.99.”

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

On March 13, 2013, the parties filed a joint stipulation and proposed order to remove the case from San Francisco County Superior Court to Stanislaus County Superior Court. On April 18, 2013, the Court granted the request.

On October 7, 2013, following a private mediation, the parties signed a Memorandum of Understanding in which they agreed to resolve the action for a maximum of $275,000 on a claims made basis. On December 5, 2013, the settlement was presented to the Stanislaus County Superior Court. The Court granted preliminary approval of the settlement and scheduled a final approval hearing for March 14, 2014.

Other Claims and Litigation

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

Management has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2013. In making its assessment of internal control over financial reporting, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework (1992 Framework). Based on that assessment, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2013.

The Company’s independent registered public accounting firm has issued its report on the Company’s internal control over financial reporting. This report appears on page 42.

Report of Independent Registered Public Accounting Firm

To The Board of Directors and Shareholders of
Sensient Technologies Corporation
Milwaukee, Wisconsin

We have audited the accompanying consolidated balance sheets of Sensient Technologies Corporation and subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of earnings, comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sensient Technologies Corporation and subsidiaries at December 31, 2013 and 2012, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Sensient Technologies Corporation’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 Framework) and our report dated February 28, 2014 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Milwaukee, Wisconsin

February 28, 2014

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

To The Board of Directors and Shareholders of
Sensient Technologies Corporation
Milwaukee, Wisconsin

We have audited Sensient Technologies Corporation’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 Framework) (the “COSO criteria”). Sensient Technologies Corporation’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Sensient Technologies Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Sensient Technologies Corporation as of December 31, 2013 and 2012, and the related consolidated statements of earnings, comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2013 and our report dated February 28, 2014, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Milwaukee, Wisconsin

February 28, 2014

Quarterly Data

		Gross	Net	Net Earnings Per Share
(in thousands except per share amounts) (unaudited)	Revenue	Profit	Earnings	Basic	Diluted
2013
First Quarter	$365,640	$117,137	$21,439	$0.43	$0.43
Second Quarter	378,806	122,521	32,282	0.65	0.65
Third Quarter	371,993	120,059	31,525	0.63	0.63
Fourth Quarter	351,111	116,185	28,049	0.56	0.56
2012
First Quarter	$365,660	$115,332	$28,906	$0.58	$0.58
Second Quarter	367,777	119,955	34,905	0.70	0.70
Third Quarter	369,371	117,593	32,876	0.66	0.66
Fourth Quarter	356,242	110,263	27,221	0.55	0.55

Common Stock Prices and Dividends

	Market Price		Dividends
	High	Low	Per Share
2013
First Quarter	$39.39	$35.54	$0.22
Second Quarter	42.38	35.59	0.23
Third Quarter	48.15	39.96	0.23
Fourth Quarter	53.35	46.75	0.23
2012
First Quarter	$41.08	$35.43	$0.21
Second Quarter	39.25	34.14	0.22
Third Quarter	37.92	34.26	0.22
Fourth Quarter	38.02	33.13	0.22

Company Stock Performance

This graph compares the cumulative total shareholder return for the Company’s common stock over the last five years to the total returns on the Standard & Poor’s Midcap Specialty Chemicals Index (the “S&P Midcap Specialty Chemicals Index”), the Standard & Poor’s Midcap FoodProducts Index (the “S&P Midcap Food Products Index”) and the Standard & Poor’s 500 Stock Index (the “S&P 500 Index”). The graph assumes a $100 investment made on December 31, 2008, and reinvestment of dividends. The stock performance shown on the graph is not necessarily indicative of future price performance.

	2008	2009	2010	2011	2012	2013
Sensient Technologies Corporation	$100	$113	$162	$171	$164	$228
S&P Midcap Specialty Chemicals Index	100	156	217	254	348	435
S&P Midcap Food Products Index	100	114	142	171	181	257
S&P 500 Index	100	126	145	148	171	226

Standard & Poor’s and S&P are registered trademarks of Standard & Poor’s Financial Services, LLC.

Five Year Review

(in thousands except percentages, and employee and per share data) Years ended December 31,	2013		2012		2011		2010		2009
Summary of Operations
Revenue	$1,467,550	100.0%	$1,459,050	100.0%	$1,430,789	100.0%	$1,328,180	100.0%	$1,201,412	100.0%
Cost of products sold	991,648	67.6	995,907	68.3	981,137	68.6	919,821	69.3	832,382	69.3
Selling and administrative expenses	303,540	20.7	271,935	18.6	258,829	18.1	233,782	17.6	222,067	18.5
Operating income	172,362	11.7	191,208	13.1	190,823	13.3	174,577	13.1	146,963	12.2
Interest expense	16,147	1.1	16,901	1.2	19,439	1.4	20,384	1.5	23,788	2.0
Earnings before income taxes	156,215	10.6	174,307	11.9	171,384	12.0	154,193	11.6	123,175	10.3
Income taxes	42,920	2.9	50,399	3.5	50,900	3.6	47,049	3.5	36,614	3.0
Net earnings	$113,295	7.7%	$123,908	8.5%	$120,484	8.4%	$107,144	8.1%	$86,561	7.2%
Earnings per share:
Basic	$2.28		$2.50		$2.42		$2.18		$1.79
Diluted	$2.27		$2.49		$2.41		$2.17		$1.78
Other Related Data
Dividends per share, declared and paid	$0.91		$0.87		$0.84		$0.79		$0.76
Average common shares outstanding:
Basic	49,755		49,596		49,746		49,138		48,379
Diluted	49,934		49,822		49,937		49,424		48,641
Book value per common share	$24.72		$23.09		$20.87		$19.70		$18.49
Price range per common share	35.54-53.35		33.13-41.08		30.15-39.69		24.76-37.61		18.42-29.07
Share price at December 31	48.52		35.56		37.90		36.73		26.30
Capital expenditures	104,246		103,806		72,200		55,823		47,716
Depreciation	50,716		46,992		44,771		42,109		40,881
Amortization	1,300		1,360		1,328		1,314		1,302
Total assets	1,870,734		1,776,643		1,654,164		1,599,268		1,591,691
Long-term debt	348,124		333,979		312,422		324,360		388,852
Total debt	355,174		354,027		335,396		349,810		428,033
Shareholders’ equity	1,242,684		1,153,898		1,049,210		983,785		908,695
Return on average shareholders’ equity	9.5%		11.3%		11.4%		11.6%		10.0%
Total debt to total capital	22.2%		23.5%		24.2%		26.2%		32.0%
Employees	4,130		3,983		3,887		3,618		3,570

The 2013 results include a charge of $31.7 million ($22.0 million after tax, or $0.44 per share) related to the 2013 restructuring program related to the relocation of the Flavors & Fragrances Group headquarters to Chicago, as well as a profit improvement plan across all segments of the Company.

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

Directors & Officers

Board of Directors	Elected Officers

Kenneth P. Manning, 72	Kenneth P. Manning, 72
Chairman and Chief Executive Officer	Chairman and Chief Executive Officer
Sensient Technologies Corporation	With the Company 26 years
Elected Director in 1989 (2, 6)
John F. Collopy, 44
Hank Brown, 74	Vice President and Treasurer
President Emeritus	With the Company 14 years
University of Colorado
Elected Director in 2004 (1, 4, 5)	Christopher M. Daniels, 40
Vice President, Human Resources
Edward H. Cichurski, 72	With the Company 14 years
Retired, Former Partner
PricewaterhouseCoopers	Michael C. Geraghty, 52
Elected Director in 2013 (1, 5, 6)	President, Color Group
With the Company 2 years
Fergus M. Clydesdale, Ph.D., 77
Distinguished Professor,	John L. Hammond, 67
Department of Food Science, and Director	Senior Vice President, General Counsel and Secretary
of the Food Science Policy Alliance at the	With the Company 16 years
University of Massachusetts – Amherst
Elected Director in 1998 (2, 3, 4, 6)	Richard F. Hobbs, 66
Senior Vice President and Chief Financial Officer
James A.D. Croft, 76	With the Company 40 years
Chairman
Bartlodge Limited	Jeffrey T. Makal, 50
Elected Director in 1997 (1, 2, 3, 6)	Vice President, Controller
and Chief Accounting Officer
William V. Hickey, 69	With the Company 17 years
Retired, Former President and Chief Executive Officer
Sealed Air Corporation	Richard J. Malin, 47
Elected Director in 1997 (1, 2, 4, 5)	Assistant Controller
With the Company 22 years
Paul Manning, 39
President and Chief Operating Officer	John J. Manning, 45
Sensient Technologies Corporation	Vice President and Assistant General Counsel
Elected Director in 2012 (2, 5, 6)	With the Company 1 year

Elaine R. Wedral, Ph.D., 69	Paul Manning, 39
Retired, Former President	President and Chief Operating Officer
Nestle’s Research and Development	With the Company 4 years
Worldwide Food Service Systems
Elected Director in 2006 (5, 6)	Stephen J. Rolfs, 49
Senior Vice President, Administration
Essie Whitelaw, 66	With the Company 16 years
Retired, Former Senior Vice President, Operations
Wisconsin Physician Services	Robert J. Wilkins, 57
Elected Director in 1993 (3, 4, 6)	President, Asia Pacific Group
With the Company 10 years

Committees	Appointed Officers

1 Audit Committee	Douglas L. Arnold, 50
2 Executive Committee	Vice President, Administrative Services
3 Compensation and	With the Company 16 years
Development Committee
4 Nominating and Corporate	Leroy C. Watson, 40
Governance Committee	Vice President, Taxation
5 Finance Committee	With the Company 8 years
6 Scientific Advisory Committee

Investor Information

World Headquarters

777 East Wisconsin Avenue
Milwaukee, Wisconsin 53202-5304
(414) 271-6755
(800) 558-9892
Fax: (414) 347-4788
E-mail:
corporate.communications@sensient.com
Web site:
www.sensient.com

Transfer Agent and Registrar

Wells Fargo Bank Minnesota, N.A.
Shareowner Services
P. O. Box 64854
St. Paul, Minnesota 55164-0854
(800) 468-9716
Web site:
www.wellsfargo.com/shareownerservices

Common Stock

Sensient Technologies Corporation Common Stock is traded on the New York Stock Exchange.

Ticker symbol: SXT.

There were 2,662 shareholders of record of Common Stock as of January 31, 2014.

Annual Meeting of Shareholders

The Annual Meeting of Shareholders is scheduled to be held at 2:00 p.m. (CDT) on Thursday, April 24, 2014, at Trump International Hotel, 401 N. Wabash Avenue, Chicago, Illinois.

Annual Report and Proxy Statement

The Company’s annual report and proxy statement are available online at www.sensient.com/financial/ annualreport_and_proxy.htm.

Form 10-K

The Company’s annual report filed with the Securities and Exchange Commission on Form 10-K is available without charge from the Company’s Investor Relations Department and on its web site at www.sensient.com.

In accordance with New York Stock Exchange rules and pursuant to Rule 13a-14 under the Securities Exchange Act of 1934, Paul Manning, as the Company’s Chief Executive Officer, and Richard F. Hobbs, as the Company’s Chief Financial Officer, have certified the quality of the Company’s public disclosure in an exhibit to the Company’s Annual Report on Form 10-K for the year ended December 31, 2013.

Dividends

Quarterly dividends are typically paid on the first business day of March, June, September and December. Automatic Dividend Reinvestment Plan The Sensient Technologies Corporation Dividend Reinvestment Plan provides shareholders with a convenient, economical way to increase their ownership of Sensient Technologies Corporation Common Stock. Through the plan, shareholders can automatically reinvest their dividends to acquire additional shares and make supplemental stock purchases without paying fees or commissions. An enrollment form and brochure describing the plan can be obtained by contacting the plan administrator, Wells Fargo Bank Minnesota, N.A. at (800) 468-9716, or the Company’s Investor Relations Department at (414) 347-3827.

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

Other requests for information should be directed to the Company’s Investor Relations Department at (414) 347-3827.

SENSIENT® Sensient Technologies Corporation

777 East Wisconsin Avenue
Milwaukee, WI 53202-5304
www.sensient.com