Form 10-K, Exhibit 13
period 2014-12-31
SENSIENT TECHNOLOGIES CORP
filed 2015-02-26
CIK 310142

Exhibit 13.1

2014 ANNUAL REPORT

SENSIENT®

growing shareholder value

2 0 1 4 A N N U A L R E P O R T growing shareholder value

Sensient Technologies Corporation is a leading global developer, manufacturer and marketer of advanced color, flavor and fragrance systems. Sensient uses state-ofthe-art technologies at facilities around the world to develop and manufacture customized food and beverage systems Pharmaceutical colors, coatings and excipients; cosmetic color and ingredient systems; household and industrial product formulations; digital inks; and other specialty colors and chemicals. Financial Highlights in thousands except per share Years ended December 31, 2014 2013 % Change % Change Local CurrencyResults from Continuing Operations Revenue $1,447,821 $1,462,126 (1%) 0% Operating Income from Continuing Operations 130,665 173,780 (25%) (24%) Net Earnings from Continuing Operations 81,771 114,298 (28%) (27%) Diluted Earnings per Share from Continuing Operations 1.67 2.29 (27%) (26%) Adjusted Results from Continuing Operations* Adjusted Operating Income* 221,215 205,515 8% 9% Adjusted Net Earnings* 147,307 136,257 8% 9% Adjusted Diluted Earning per Share* 3.02 2.73 11% 12% Cash Flow Activity Cash Flows from Operating Activities 189,188 153,553 23% Capital Expenditures 79,398 104,246 (24%) Free Cash Flow 109,790 49,307 123% Total Debt 466,899 355,174 31% Dividends per share 0.98 0.91 8%* These are non-GAAP financial measures. Please see page 15 of this report (reference to Non-GAAP Financial Measures in MD&A section) for a reconciliation of these measures to GAAP and a discussion of why the Company is presenting this information.

Letter to shareholders “ Our strategy is working. We are delivering operating profit growth, improved margins and strong cash flows. In addition, we have taken numerous significant actions that demonstrate our ongoing commitment to provide sustainable, long‐term value to our shareholders.” Paul Manning President and Chief Executive Officer Performance and Progress Sensient’s 2014 earnings per share increased 11% over last year’s performance to $3.02 per share. Operating margin increased 120 basis points to 15.3%, as each of our operating groups delivered higher margins this year. Overall, we had a very positive year that exceeded our performance objectives. Operating cash flow was also strong in 2014, increasing 23% to $189 million, and free cash flow more than doubled to $110 million. Return on invested capital also improved 50 basis points to 10.2%. We will continue to improve returns by delivering solid earnings growth, rationalizing our production assets, reducing our working capital levels and optimizing our capital allocation strategy. Revenue was stable in local currency terms, as we deliberately rationalized non‐strategic and low‐margin business. We began these efforts in 2010 in the Color Group and effectively concluded them in the first half of 2014. Revenue rationalization was more significant in the Flavors & Fragrances Group during 2014, and these actions will continue to impact the Group’s revenue growth in 2015. Consolidated revenue grew by 2.5% in local currency, excluding the impact of the rationalized business. Color Group – Another Strong Year The Color Group had another strong year in 2014, producing local currency revenue growth of 4%, and profit growth of 7%. The Color Group’s operating margins improved to 22.6%, an increase of 80 basis points over 2013. The Color Group’s 2014 performance was driven by its technical capabilities, innovation and market reach, and these strengths will continue to drive new growth. Sensient continues to build on our leadership in colors for foods and beverages. We stand out from competitors because of our unique ability to provide a full spectrum of both synthetic and natural color solutions. In 2014, our proprietary natural blue and brown color systems increased sales as manufacturers increasingly seek to extend their clean‐label offerings. The Color Group’s cosmetics business also performed well in 2014, and we expect sustainable growth moving forward. In 2015, we will 1

2 0 1 4 N E T I N C O M E MILLION $147 2 2 0 1 4 C A S H F L O W MILLION $189 open a new Center of Excellence just outside Paris, where we can showcase our capabilities in cosmetics and work closely with manufacturers from around the world. This new facility will enable us to strengthen ties with customers, accelerate product development and increase sales. In 2014, our industrial ink business performed especially well, and we see significant opportunities for growth in this segment. Our proprietary line of aqueous colors for digital printing is environmentally friendly and provides tremendous advantages, including brighter colors and faster printing speeds, to manufacturers of clothing, textiles and other products. The Color Group’s performance in the last five years serves as a model for the entire Company. When I joined Sensient in 2009, the Color Group’s annual revenue was $375 million, operating income was just under $59 million and the operating margin was 15.7%. During the last five years, the Group’s businesses have delivered strong growth and expanded operating margins by focusing on product development and sales coverage, improving the product mix to emphasize value‐added solutions and reducing costs. From 2009 to 2014, Color Group revenue increased 35%, while eliminating $50 million in low-margin business, operating profit has nearly doubled and our operating margin increased by 690 basis points to 22.6%. Flavors & Fragrances Group – Change and Progress In 2013, we began implementing a series of strategic initiatives in the Flavors & Fragrances Group to match the success of the Color Group. We instituted processes used by the Color Group to foster new product development and strengthened our sales and technical teams. We also realigned our commercial and technical activities around industry segments that better serve our customers. In 2014, we began to eliminate non‐strategic product lines and products that do not generate adequate margins. We will continue to evaluate our product offerings with the goal of utilizing our unique ingredients within higher‐margin, value‐added flavor and fragrance systems that are differentiated from the competition. We are also streamlining production to improve plant utilization and lower costs. These strategic changes and restructuring efforts will temper our revenue growth in 2015 for the Flavors & Fragrances Group. We do expect to see improvement in both gross margins and operating margins next year. The Group remains on track to achieve operating margins in the high‐teens and consistent operating profit growth. Sensient’s new state‐of‐the‐art Flavors & Fragrances Group headquarters, located just outside Chicago, underscores our commitment to product development and customer engagement. At the new headquarters, we can better showcase our broad product portfolio, develop new solutions and collaborate with customers. Overall, the Flavors & Fragrances Group is on track. While the Group’s operating profit did not grow, we saw significant improvement in the gross profit margin, which increased by 130 basis points. Operating margins also improved, even with our investment in sales and technical personnel. Several of the Group’s businesses performed very well and achieved double‐digit profit growth in 2014. Highlights include new wins with yogurt products; a growing beverage flavors business; and improved profitability and margin growth for our natural ingredients business. 2

S E N S I E N T T E C H N O L O G I E S C O R P O R AT I O N 2 0 1 4  Building Shareholder Value Early in 2014, the Company announced a fourpart plan to enhance shareholder value that included a dividend increase, share repurchases, restructuring savings and governance improvements. Each of these elements aligns with our objective to provide sustainable, long-term value to shareholders. In 2014, the Board of Directors increased the quarterly dividend 9% to 25 cents per share, or $1 per share on an annualized basis. Sensient has increased the quarterly dividend almost 40% over the last six years. The Board recognizes that dividends are an important mechanism for returning capital to shareholders. In the second quarter of 2014, the Company repurchased two million shares. In July, our Board approved a new share repurchase authorization, allowing the Company to repurchase an additional five million shares. The new authorization gives the Company the flexibility to repurchase shares over the next several years, and we purchased another 500,000 shares in the fourth quarter. Including dividend payments, Sensient returned $185 million to shareholders in 2014, and we will continue to repurchase shares on an opportunistic basis. The 2014 restructuring program was implemented to eliminate underperforming businesses and consolidate manufacturing operations. These actions are on track and we expect to complete most consolidation activities by the end of 2015. Our restructuring actions will provide ongoing operating efficiencies and reduced capital requirements. Sensient made a number of enhancements to our governance and compensation policies in 2014. We adopted a majority voting standard for uncontested Board elections, appointed an independent lead director and added two new independent directors. We will continue to evaluate potential director candidates, consistent with our ongoing commitment to Board refreshment. We have also more closely aligned pay to performance over the past few years, including linking 100% of share-based compensation awards for officers to performance targets. In total, these actions improved the Company’s cost structure, returned significant cash to shareholders and demonstrated our commitment to maintaining best‐in‐class governance and compensation practices. Investors responded favorably to these actions as our stock price hit an all‐time high near the end of last year. Total shareholder return for 2014, with reinvestment of dividends, was 27%, significantly in excess of the 15% earned by the S&P 400 Specialty Chemicals Index. We will continue to take actions focused on delivering sustainable, long‐term value to our shareholders. A Promising Future It was very gratifying to lead the Company in a positive direction during my first year as Chief Executive Officer. Sensient’s Color Group has consistently delivered strong results, and the Flavors & Fragrances Group is well positioned to make significant progress in 2015 and beyond. We have unmatched technologies, robust product development capabilities, deep market reach throughout our businesses and great people. We are now strengthening our ability to leverage these advantages in a number of ways. Notably, the Company is sharpening our focus on customers. We aim to be an indispensable creative and strategic partner to our customers— not simply a supplier. Our investment in exceptional scientific, technical and sales personnel plays a critical role in our ability to attract and retain customers. The pieces continue to fall into place across the Company. I want to conclude by thanking Sensient’s shareholders, customers, employees and Board members for your ongoing support. I have high expectations for the Company and look forward to sharing news of our progress. Sincerely, Paul Manning President and Chief Executive Officer

RATEGIC Initiatives Sensient’s long-term strategy positions the Company for increased profitability and sustainable growth. The components of our strategy enable us to succeed in growing markets and deliver value to shareholders. E M P H A S I S O N Sensient is accelerating our shift to a product portfolio of complex, technology-driven systems that cannot be easily duplicated by our competitors. Our specialty systems bring unique attributes to our customers’ end products, which drives success in highly competitive consumer segments. Our products stand apart in the marketplace, enabling us to attract new projects, retain customers for the long term and achieve higher margins. We continue to exit low-margin, non-strategic businesses that do not offer growth opportunities or strong value to our customers. E N H A N C E D C A P I T A L A L L O C AT I O N The Company continues to improve capital allocation by reinvesting in projects with the highest return on invested capital, while maintaining investment-grade debt levels. We are also delivering shareholder value with a substantial dividend and stock buyback program.

SENSIENT TECHNOLOGIES CORPORATION 2014

INDUSTRY-LEADING Personnel

A COMMITMENT TO ORGANIC GROWTH AND INNOVATION

OPTIMIZED MANUFACTURING

Optimize Manufacturing
Consolidate Selected Facilities
Creating Value
Working Capital Efficiencies
Decrease Ongoing Capital Requirements
Reduce Operating Costs

I N D U S T R Y- L E A D I N G Personnel Sensient continually seeks out personnel with creative initiative, competitive energy and a commitment to serving customers and advancing the Company’s standing in the marketplace. We recruit top-level scientists, technicians and sales professionals with deep industry experience. Our personnel provide insight and expertise valued by our customers. O P T I M I Z E D M A N U FA C T U R I N G A C O M M I T M E N T TO O R G A N I C G R O W T H A N D I N N O V AT I O N Sensient is expanding our business by strengthening our engagement with customers at all stages of product development and manufacturing. We are also driving organic growth through our steadfast commitment to innovation and new product development.

COLOR Group Sensient’s Color Group is the leading global developer of high-performance colors and specialty ingredients for major consumer product segments. Through a robust R&D program, we advance the science of color and provide ongoing innovations that enable our customers to excel in highly competitive markets. We focus on developing unique products that deliver value to our customers. MARKETS WE SERV E % O F R E V E N U E G E N E R A T E D 59% 22% 14% Food and Beverage Colors Cosmetic Ingredients Specialty Inks

SENSIENT TECHNOLOGIES CORPORATION 2014

4%
1%
Pharmaceutical Excipients
Technical Colors

2014 RESULTS

SALES REVENUE

$508 Million

OPERATING INCOME

$115 Million

A SENSE OF PERSPECTIVE

7

S E N S I E N T T E C H N O L O G I E S C O R P O R AT I O N 2 0 1 4 2014 RESULTS S A L E S R E V E N U E 4% 1% O P E R AT I N G I N C O M E A S E N S E O F P E R S P E C T I V E Pharmaceutical Excipients Technical Colors Sensient’s Color Group has made significant progress over the last five years. We have eliminated non-strategic, low-margin operations to sharpen our focus on innovative, high-margin product lines. Since 2009, even while eliminating $50 million in low-margin revenue, overall Group revenues have increased by 35% and operating income has nearly doubled.

OLOR Group I N N OVAT I V E C O LOR S O LU T I O N S LARGEST PORTFOLIO Sensient partners with our customers to help them recognize consumer trends and benefit from the latest color innovations. We offer the broadest spectrum of natural and synthetic color systems for food and non-food markets available in the industry. A REVOLUTIONARY CHANGE IN DIGITAL PRINTING Sensient’s high-performance aqueous color systems for digital printing are enabling clothing, textile and other industrial manufacturers to make significant production and logistics changes that greatly improve their businesses. With Sensient technology, our customers can create a versatile selection of products using rapid, short-run printing that reduces cost and minimizes environmental impacts.

S E N S I E N T T E C H N O L O G I E S C O R P O R AT I O N 2 0 1 4 Sensient’s comprehensive approach to supply chain management enables our customers to maintain efficient operations and protect the value of their brands. Our emphasis on product safety through sourcing, manufacturing and testing provides peace of mind to our customers G L O B A L I N N O V AT I O N GLO CAL L O C A L A P P L I C AT I O N While Sensient’s R&D centers develop technologies with global scope, our regional service labs work closely with customers to formulate applications for local markets. The Company’s best-in-class technical, regulatory and sales services strengthen our ties to customers. S U P P LY C H A I N S A F E T Y it’s only N AT U R A L CLEAN-LABEL FOOD AND BEVERAGE Consumers are increasingly seeking naturally sourced products but still want vibrant, colorful products. Sensient is making significant progress in closing the gap between natural and synthetic colors. Our proprietary natural blue greatly expands the range of natural colors available across all food and beverage categories.

Group Sensient’s Flavors & Fragrances Group is a leading provider of specialty systems for manufacturers of foods, beverages and household products. We combine proprietary technologies, scientific expertise and consumer insight to create unique solutions that enable our customers to excel in competitive markets. We will achieve higher margins and sustainable growth by emphasizing value-added, technology-based flavor and fragrance systems. MARKETS WE SERV E % O F R E V E N U E G E N E R A T E D 27% 27% 20% 10% Natural Ingredients Sweet Savory Fragrance

S E N S I E N T T E C H N O L O G I E S C O R P O R AT I O N 2 0 1 4 2014 RESULTS S A L E S R E V E N U E 9% 7% Beverage BioNutrient A S T R O N G E R D I R E C T I O N In 2013, Sensient changed the strategic direction of the Flavors & Fragrances Group to drive operating profit growth. We began to shift our product mix to higher-margin, value-added products; added new management talent; and focused on cost reduction. We realigned our business units around customer-focused segments and relocated the Group’s global headquarters to the Chicago area. In 2014, we started the process of consolidating manufacturing facilities, which will provide substantial, ongoing cost savings. The Group’s gross profit margins improved by 130 basis points in 2014, and we expect continued improvement in operating margins during the next few years.

FRAGRANCES Group Natural Extracts D E L I V E R I N G T H E TA S T E O F NAT U R E Sensient uses proprietary extraction technologies to develop vibrant, authentic taste profiles from botanical sources. The resulting natural extracts can be combined to create an infinite variety of flavors, enabling our customers to manufacture unique products that stand out in the marketplace. Sensient’s raw-material sourcing helps ensure quality control, product safety and traceability. As a result, manufacturers can enhance their marketing by labeling finished products with specific provenance declarations. health & wellness Drawing on Sensient’s unique flavor portfolio, food and beverage manufacturers are able to meet the growing consumer demand for products with reduced sugar, sodium and fat. Our flavor technologies enable caloric -reduction, while enhancing taste, masking offnotes and adding nutritional value. We will continue to increase sales and strengthen our leadership in the expanding health and wellness segment.

S E N S I E N T T E C H N O L O G I E S C O R P O R AT I O N 2 0 1 4 less fat less sodium less sugar A proprietary, all-natural line of flavormasking technologies, Smoothenol 2G™ eliminates off-notes and aftertastes associated with a new generation of natural, clean-label food and beverage products. This complete flavor-masking toolkit is unmatched in the industry. M O R E More Appealing SMOOTHENOL 2G™ NATURAL MASKING TECHNOLOGY More Choices PURE VARIETALS TRUE-TO-TYPE NATURAL FLAVORS Today’s consumers are increasingly seeking fruit varietals as part of a healthy and flavorful diet. To enable our customers to capitalize on this trend, we introduced Pure Varietals, which bring distinct true-to-type fruit flavors to foods and beverages. This product line includes several fruit varieties, notably ten apple, six peach and six cherry flavors.

FRAGRANCES Group 14 THE VALUE OF CONSUMER INSIGHT A P O S I T I V E R E ACTION Simple Apple Complete Apple Pie Sensient combines exclusive ingredients and reaction flavor technologies to develop more complex flavor profiles that appeal to consumers. These sophisticated systems result in authentic tastes that mirror entire dishes; for instance, not apple, but apple pie—complete with fruit, spice, sweetness and crust. Sensient consumer researchers shape product development and provide valuable insight to our customers. Through our proprietary predictive process, we identify consumer trends and emerging flavor preferences that drive new business development across all of our market segments. In 2014, our consumer insight research led to numerous product introductions including spirits, sauces and frozen desserts.

Sensient Technologies Corporation 2014

Management’s Discussion & Analysis of Operations & Financial Condition

OVERVIEW

Sensient Technologies Corporation (the “Company”) reported earnings per share from continuing operations of $1.67, which included $90.6 million, or $1.34 per share, of restructuring and other costs. As a part of its plan to enhance shareholder value, the Company implemented a restructuring plan (2014 Restructuring Plan), to eliminate underperforming operations, consolidate manufacturing facilities and improve efficiencies within the Company. The 2014 Restructuring Plan is anticipated to cost between $120 million and $130 million and reduce annual operating costs by approximately $30 million per year. Earnings per share from continuing operations were $2.29 in 2013, which includes restructuring costs of $31.7 million or $0.44 per share.

The Company’s adjusted 2014 earnings per share from continuing operations, adjusted to eliminate the impact of restructuring and other costs, increased 10.6% to $3.02 per share from $2.73 per share in 2013. Consolidated gross margin increased 130 basis points in 2014 to 33.9% and consolidated operating margin increased 120 basis points in 2014 to 15.3%, both before restructuring costs. The gross margin and operating margin improvements were driven by the Company’s focus on selling higher margin products and lower costs.

Cash flows from operating activities were very strong, increasing 23.2% in 2014 to $189.2 million from $153.6 million in 2013. The Company used its strong cash flows and debt capacity to repurchase 2.5 million shares of Company stock during the year. In addition, the Company increased its quarterly dividend 9% to 25 cents per share, or $1.00 per share on an annualized basis.

Additional information on the results is included below.

NON-GAAP FINANCIAL MEASURES

The table below reconciles certain reported results for years ended December 31, 2014 and 2013, to those results before the impact of the restructuring costs, which are non-GAAP financial measures. The Company has included non-GAAP financial measures to remove the costs related to the restructuring activities and other costs and provide investors with a view of operating performance excluding those costs. These non-GAAP financial measures are utilized by management in comparing the Company’s operating performance on a consistent basis. The Company believes that these financial measures are appropriate to enhance an overall understanding of the Company’s underlying operating performance trends compared to historical and prospective periods. The Company also believes that these measures should not be considered in isolation from, or as a substitute for, financial information calculated in accordance with GAAP.

	Twelve Months Ended December 31,
	2014	2013	% Change
Operating Income from continuing operations (GAAP)	$130,665	$173,780	(24.8%)
Restructuring - Cost of products sold	1,914	1,840
Restructuring & other - Selling and administrative	88,636	29,895
Adjusted operating income	$221,215	$205,515	7.6%
Net Earnings from continuing operations (GAAP)	$81,771	$114,298	(28.5%)
Restructuring & other, before tax	90,550	31,735
Tax impact of restructuring & other	(25,014)	(9,776)
Adjusted net earnings	$147,307	$136,257	8.1%
Diluted EPS from continuing operations (GAAP)	$1.67	$2.29	(27.1%)
Restructuring & other, net of tax	1.34	0.44
Adjusted diluted EPS	$3.02	$2.73	10.6%

RESTRUCTURING ACTIVITIES

In 2014, the Company announced that it was initiating its 2014 Restructuring Plan to eliminate underperforming operations, consolidate manufacturing facilities and improve efficiencies within the Company. The Company expects this plan to cost between $120 million and $130 million, and upon completion is anticipated to reduce annual operating costs by approximately $30 million per year. Incremental savings will be achieved over the next few years and the full benefit is expected to be achieved after 2016. Based on this plan, the Company determined that certain long-lived assets associated with the underperforming operations were impaired. The Company reduced the carrying amounts of these assets to their aggregate respective fair values of approximately $35 million, which were determined based on independent market values for these assets. Certain machinery and equipment has also been identified to be disposed of at the time of the facility closures and the associated depreciation for these assets has been accelerated. In addition, certain intangible assets and inventory were determined to be impaired and were written down. Employee separation and other restructuring costs were also incurred during 2014. The Company will reduce headcount by approximately 300 positions at impacted facilities primarily in the Flavors & Fragrance Group, related to direct and indirect labor at manufacturing sites. As of December 31, 2014, approximately 100 employees have been terminated. The Company recorded $101.5 million of restructuring and other costs in 2014, in accordance with GAAP and based on an internal review of the affected facilities and consultation with legal and other advisors. The Company expects to incur approximately $21 million to $31 million of additional restructuring costs by the end of 2016.

In connection with the 2014 Restructuring Plan, the Company approved a plan to dispose of a business within the Color segment. Production ceased in 2014 and the business met the criteria to be reported as a discontinued operation. The pre-tax loss from discontinued operations, which includes restructuring costs, was $11.5 million for 2014.

In 2013, the Company successfully completed its 2013 restructuring program related to relocating the Flavors & Fragrances Group headquarters to Chicago, and generating operating efficiencies across all segments of the Company by consolidating multiple facilities throughout Europe and North America. The Company recorded total costs of $31.7 million in 2013 related to the 2013 restructuring program, which included employee separation costs of $18.1 million, long-lived asset impairment of $4.2 million, gain on asset sale of $3.0 million, inventory write-down of $1.8 million, and other costs of $10.7 million. The other costs mainly consisted of decommissioning costs, professional service costs, personnel (other than employee separations) and moving related costs. The plan resulted in the reduction of global headcount of approximately 280 employees performing various functions. Management estimates that operating costs were reduced by approximately $12 million and $7 million as of December 31, 2014 and 2013, respectively.

RESULTS OF CONTINUING OPERATIONS

2014 vs. 2013

Sensient’s revenue was approximately $1.4 billion in 2014 and $1.5 billion in 2013. Sensient continues to shift to value added and technology driven products in each of our Groups, while actively rationalizing non-strategic and low margin business. Removing the impact of our rationalization efforts, our consolidated revenue increased 1.5% in 2014. Foreign currency translation did not have a material impact on consolidated revenue in 2014. Additional information on group results can be found in the Segment Information section.

The Company’s gross margin was 33.7% in 2014 and 32.5% in 2013. Included in the cost of sales are $1.9 million and $1.8 million of restructuring costs for 2014 and 2013, respectively, which reduced gross profit. Before these restructuring costs, gross margin increased 130 basis points to 33.9% in 2014 from 32.6% in 2013, primarily due to an increase in selling prices.

Selling and administrative expense as a percent of revenue was 24.7% in 2014 and 20.6% in 2013. Restructuring costs of $88.6 million and $30.0 million for 2014 and 2013, respectively, were included in selling and administrative expense. Before these restructuring costs, selling and administrative expense as a percent of revenue was 18.6% in both 2014 and 2013.

Operating income was $130.7 million in 2014 and $173.8 million in 2013. Before the restructuring costs, operating income increased 7.6% to $221.2 million in 2014 from $205.5 million in 2013 and consolidated operating margin increased 120 basis points to 15.3%. Additional information on group results can be found in the Segment Information section.

Interest expense was $16.1 million in both 2014 and 2013. The decrease in average interest rates offset the higher average outstanding debt balance.

The effective income tax rate was 28.6% in 2014 and 27.5% in 2013. The effective tax rates for both 2014 and 2013 were reduced by discrete items, including the favorable resolution of prior years’ tax matters and restructuring costs. In total, the discrete items and the impact of restructuring costs had no impact on the effective tax rate for 2014 and reduced the effective tax rate by 2.0% in 2013.

	2014	2013
Rate before restructuring and discrete items	28.6%	29.5%
Restructuring impact	0.8%	(0.3%)
Discrete items	(0.8%)	(1.7%)
Reported effective tax rate	28.6%	27.5%

The effective tax rate for 2015 is expected to be between 29.5% and 30.5% prior to the recording of any discrete items and restructuring costs.

SEGMENT INFORMATION

The Company determines its operating segments based on information utilized by the chief operating decision maker to allocate resources and assess performance. Group performance is evaluated on operating income of the respective business units before restructuring charges which are reported in the Corporate & Other segment.

The Company’s reportable segments consist of the Flavors & Fragrances Group and Color Group. The results of two additional operating segments, the Asia Pacific Group and Flavors Central & South America, are reported in the Corporate & Other segment. Beginning in 2014, the results of operations for the Company’s fragrances business in Asia Pacific, previously reported in the Corporate & Other segment, are reported in the Flavors & Fragrances segment, and the results of operations for the Company’s pharmaceutical flavors business, previously reported in the Flavors & Fragrances segment, are reported in the Color segment with the pharmaceutical colors business. The Color segment results have been restated to remove the impact of a discontinued operation. The prior year results have been restated as a result of these changes.

Flavors & Fragrances Revenue for the Flavors & Fragrances Group was $847.0 million in 2014 and $876.5 million in 2013. The decrease in revenue was primarily due to lower revenue in North America ($23.3 million) and the unfavorable impact of exchange rates ($5.5 million). The lower revenue in North America was primarily related to lower natural ingredient volumes. In local currency, revenue decreased 2.7%.

Gross margin increased 130 basis points to 26.6% in 2014 from 25.3% in 2013. The increase was primarily due to the impact of higher selling prices.

Operating income for the Flavors & Fragrances Group was $119.1 million in 2014 and $120.3 million in 2013. The decrease was primarily due to the impact of unfavorable exchange rates ($0.9 million). Higher profit in North America ($1.1 million) and Mexico ($0.4 million) was offset by lower profit in Europe ($1.8 million). The higher profit in North America was due to higher selling prices, and savings associated with the restructuring program. The lower profit in Europe was primarily due to higher employee costs. In local currency, operating income decreased 0.3%. Operating margin for the Flavors & Fragrances Group increased 40 basis points to 14.1% in 2014 from 13.7% in 2013, primarily due to the Group’s focus on higher margin, value-added products.

Color Revenue for the Color Group increased 2.6% in 2014 to $508.1 million from $495.1 million in 2013. The increase in revenue was primarily due to higher sales of non-food colors ($11.8 million) and food and beverage colors ($6.5 million) partially offset by the unfavorable impact of exchange rates ($5.3 million). The higher sales of non-food colors were primarily due to higher volumes, and the higher sales of food and beverage colors were due to higher selling prices. In local currency, revenue increased 3.7%.

Gross margin for the Color Group increased 80 basis points to 41.7% in 2014 from 40.9% in 2013. The increase was primarily due to the impact of higher selling prices and the higher volumes.

Operating income for the Color Group increased 6.5% to $114.9 million in 2014 from $107.9 million in 2013. The increase was primarily due to non-food colors ($5.5 million) and food and beverage colors ($2.3 million) partially offset by the unfavorable impact of exchange rates ($0.8 million). The higher profit for non-food colors was primarily due to the higher volumes and favorable product mix. The higher profit for food and beverage colors was primarily due to higher selling prices. Operating margin for the Color Group increased 80 basis points to 22.6% in 2014 from 21.8% in 2013. In local currency, operating income increased 7.3%.

Corporate & Other The Corporate & Other segment includes the Asia Pacific Group and certain flavors businesses in Central and South America, combined with the corporate office expenses.

Revenue for the Corporate & Other segment was $146.7 million in 2014 and $145.2 million in 2013. The increase was primarily due to higher volumes and selling prices in the Asia Pacific Group offset by the unfavorable impact of exchange rates ($4.5 million). In local currency, revenue increased 4.2%.

The Corporate & Other segment reported operating losses of $103.3 million in 2014 and $54.4 million in 2013. Before the impact of restructuring costs, the Corporate & Other segment reported operating losses of $12.8 million and $22.6 million in 2014 and 2013, respectively. The improvement on results before the impact of restructuring costs was primarily due to lower corporate expenses and higher profit in the Asia Pacific Group. The lower corporate expenses were due to lower employee related compensation.

RESULTS OF CONTINUING OPERATIONS

2013 vs. 2012

Sensient’s revenue was approximately $1.5 billion in both 2013 and 2012. Revenue in the Flavors & Fragrances Group was $876.5 million in 2013 and $870.0 million in 2012. Color Group revenue was $495.1 million in 2013 and $500.7 million in 2012. Corporate & Other revenue, which includes the Company’s operations in the Asia Pacific region and certain flavor operations in Central and South America, was $145.2 million in 2013 and $139.6 million in 2012. Foreign currency translation did not have a material impact on consolidated revenue in 2013. Additional information on group results can be found in the Segment Information section.

The Company’s gross margin was 32.5% in 2013, an increase of 70 basis points from 31.8% in 2012. The 2013 gross margin before the impact of restructuring costs was 32.6%. The impact of increased selling prices and favorable product mix more than offset higher manufacturing costs in 2013.

Selling and administrative expense as a percent of revenue was 20.6% in 2013 compared to 18.6% in 2012. The increase in selling and administrative expenses during 2013 was attributable to the Company’s restructuring costs recorded in the year. Selling and administrative expense as a percent of revenue before the impact of restructuring costs in 2013 was 18.6%.

Operating income was $173.8 million in 2013 compared to $192.9 million in 2012. Before the $31.7 million of total restructuring costs, operating income for 2013 was $205.5 million, an increase of 6.6% from the prior year. Additional information on group results can be found in the Segment Information section.

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

SEGMENT INFORMATION

Flavors & Fragrances Revenue for the Flavors & Fragrances Group was $876.5 million in 2013 and $870.0 million in 2012. The Group reported higher selling prices ($15.4 million) and the favorable impact of foreign currency translation ($4.5 million), partially reduced by lower volumes ($13.4 million). Higher selling prices were reported in both natural ingredients and traditional flavors. The lower volumes were driven by natural ingredients in North America partially offset by higher volumes in traditional flavors.

Gross margins were 25.3% of revenue in both 2013 and 2012. The impact of higher selling prices offset an increase in manufacturing costs.

The Flavors & Fragrances Group operating income was $120.3 million in 2013 and $120.8 million in 2012. The decrease in operating income was primarily related to operations in Europe and other locations ($5.2 million), partially offset by higher operating income in North America ($4.8 million). The lower profit in Europe was driven by higher employee costs related to selling and technical personnel and other costs, partially offset by the impact of higher volume. The higher profit in North America was primarily due to higher selling prices, partially offset by the impact of lower volumes and higher raw material costs. Operating income as a percent of revenue was 13.7% in 2013 and 13.9% in 2012, primarily for the reasons discussed above.

Color The Color Group revenue was $495.1 million in 2013 and $500.7 million in 2012. The decrease in revenue was primarily driven by lower sales of non-food colors ($9.1 million), partially offset by higher sales of food and beverage colors ($3.7 million). The lower sales of non-food colors were driven by lower volumes of OEM inkjet products as a result of the termination of a supply agreement by a major customer in early 2013. The Group has been replacing non-strategic products such as these with higher margin, value-added products.

Gross margin for the Color Group increased 220 basis points to 40.9% in 2013 from 38.7% in 2012. Higher selling prices, favorable product mix and favorable raw material costs were the primary reasons for the improved margins. The 2013 results reflect the Group’s strategy to focus on higher margin products and eliminate non-strategic business.

Color Group operating income in 2013 increased 6.7% to $107.9 million from $101.1 million in 2012. The increase in operating income was primarily attributable to food and beverage colors ($3.9 million) and non-food colors ($3.0 million). The higher operating income from food and beverage colors was primarily due to the impact of favorable volumes and raw material costs. The increase in operating income for non-food colors was primarily due to favorable product mix and raw material costs. Operating income as a percent of revenue increased 160 basis points to 21.8% in 2013 from 20.2% in 2012, primarily due to the reasons described above.

Corporate & Other The Corporate & Other segment includes the Asia Pacific region, and certain of the Company’s flavor businesses in Central and South America, combined with corporate expenses.

Revenue for the Corporate & Other segment was $145.2 million and $139.6 million in 2013 and 2012, respectively. The increase was primarily related to higher volumes in Asia Pacific.

The Corporate & Other segment reported operating losses of $54.4 million and $29.0 million in 2013 and 2012, respectively. Before the impact of restructuring costs, the Corporate & Other segment reported operating losses of $22.6 million in 2013. The improvement in results before the impact of restructuring costs was primarily due to profit on higher volumes and favorable product mix in Asia Pacific and lower corporate expenses.

LIQUIDITY AND FINANCIAL POSITION

The Company’s financial position remains strong, enabling it to meet cash requirements for operations, acquisitions, capital expansion programs, dividend payments to shareholders and share repurchases. The Company intends to fund working capital requirements, principal and interest payments, acquisitions and other liabilities with cash provided by operations, to the extent available, and short-term and long-term borrowings under new and existing credit facilities.

The Company’s ratio of debt to total capital was 30.8% at December 31, 2014, compared to 22.2% at December 31, 2013. The increase in 2014 was primarily due to the increase in debt to fund share repurchases.

Net cash provided by operating activities was $189.2 million in 2014, $153.6 million in 2013 and $139.4 million in 2012. Operating cash flow provided the primary source of funds for operating needs, capital expenditures, shareholder dividends and some share repurchases. The increase in net cash provided by operating activities in 2014 was primarily due to higher earnings and working capital reductions in the second half of 2014. The increase in cash from operating activities in 2013 was primarily due to a lower use of working capital partially offset by lower earnings as a result of the 2013 restructuring program.

Net cash used in investing activities was $79.1 million in 2014, $98.2 million in 2013 and $102.7 million in 2012. Capital expenditures were $79.4 million in 2014, $104.2 million in 2013 and $103.8 million in 2012.

Net cash used in financing activities was $98.6 million in 2014, $48.2 million in 2013 and $48.8 million in 2012. The Company had a net increase in debt of $85.8 million in 2014 and a net decrease in debt of $3.7 million in 2013 and a net increase of $15.9 million in 2012. In 2014, Sensient purchased $137.2 million of Company stock which settled before December 31, 2014.

The Company has paid uninterrupted quarterly cash dividends since commencing public trading in its stock in 1962. In the first quarter of 2014, the Company announced an increase in its quarterly dividend from 23 cents per share to 25 cents per share. Dividends paid per share were 98 cents in 2014, 91 cents in 2013 and 87 cents in 2012. Total dividends paid were $47.9 million, $45.5 million and $43.4 million in 2014, 2013 and 2012, respectively.

The impact of inflation on both the Company’s financial position and its results of operations has been minimal and is not expected to significantly affect 2015 results.

ISSUER PURCHASES OF EQUITY SECURITIES

Sensient purchased 2.5 million shares of Company stock in 2014 for a total cost of $138.3 million and 0.6 million shares of Company stock in 2012 for a total cost of $23.2 million. There were no purchases of Company stock in 2013. In July 2014, the Board approved a new share repurchase program under which the Company is authorized to repurchase an additional five million shares of Company stock in addition to amounts remaining from prior Board authorizations. As of December 31, 2014, 4.9 million shares were available to be repurchased under existing authorizations. The Company’s share repurchase program has no expiration date.

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

Goodwill Valuation The Company reviews the carrying value of goodwill annually utilizing several valuation methodologies, including a discounted cash flow model. The Company completed its annual goodwill impairment test under Accounting Standards Codification (ASC) 350, Intangibles – Goodwill and Other, in the third quarter of 2014. In conducting its annual test for impairment, the Company estimates the fair value for each of its reporting units and compares each of these values to the net book value of each reporting unit. Fair value is estimated using both a discounted cash flow analysis and an analysis of comparable company market values. If the fair value of a reporting unit exceeds its net book value, no impairment exists. The Company has three reporting units that had goodwill recorded and were tested for impairment. The Flavors & Fragrances reporting unit and the Asia Pacific reporting unit had fair values that were over 100% above their respective net book values. The fair value of the Color reporting unit had a fair value that was over 90% above its net book value. Changes in estimates of future cash flows caused by items such as unforeseen events or changes in market conditions could negatively affect the reporting units’ fair value and result in an impairment charge.

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

A key part of the Company’s strategy is to expand into new geographic markets. Because the Company manufactures and sells its products throughout the world, it is exposed to movements in foreign currency exchange rates. The major foreign currency exposures involve the markets in Western Europe, Mexico and Canada. The primary purpose of the Company’s foreign currency hedging activities is to protect against the volatility associated with foreign currency sales, purchases of materials, and other assets and liabilities created during the normal course of business. The Company generally utilizes foreign exchange contracts with durations of less than 12 months that may or may not be designated as cash flow hedges under ASC 815, Derivatives and Hedging. The net fair value of these instruments, based on dealer quotes, was a liability of $0.1 million at December 31, 2014, and an asset of $0.2 million at December 31, 2013. At December 31, 2014, the potential gain or loss in the fair value of the Company’s outstanding foreign exchange contracts, assuming a hypothetical 10% fluctuation in the currencies of such contracts, would be approximately $1.5 million. However, any change in the value of the contracts, real or hypothetical, would be significantly offset by a corresponding change in the value of the underlying hedged items. In addition, this hypothetical calculation assumes that each exchange rate would change in the same direction relative to the U.S. dollar.

The Company has certain debt denominated in Swiss Francs and Euros. These non-derivative debt instruments act as partial hedges of the Company’s Swiss Franc and Euro net asset positions. The potential increase or decrease in the annual U.S. dollar interest expense of the Company’s outstanding foreign currency-denominated debt, assuming a hypothetical 10% fluctuation in the currencies of such debt, would be approximately $0.2 million at December 31, 2014. However, any change in interest expense from fluctuations in currency, real or hypothetical, would be significantly offset by a corresponding change in the value of the foreign income before interest. In addition, this hypothetical calculation assumes that each exchange rate would change in the same direction relative to the U.S. dollar.

The Company manages its debt structure and interest rate risk through the use of fixed rate and floating rate debt and through the use of derivatives. The Company’s primary exposure is to interest rates in the U.S. and Western Europe. At December 31, 2014, the potential increase or decrease in annual interest expense, assuming a hypothetical 10% fluctuation in interest rates of floating rate debt, would be approximately $0.3 million.

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

CONTRACTUAL OBLIGATIONS

The Company is subject to certain contractual obligations, including long-term debt, operating leases, manufacturing purchases and pension benefit obligations. The Company has unrecognized tax benefits of $13.9 million as of December 31, 2014. However, the Company cannot make a reasonably reliable estimate of the period of potential cash settlement of the liabilities and, therefore, has not included unrecognized tax benefits in the following table of significant contractual obligations as of December 31, 2014.

PAYMENTS DUE BY PERIOD

(in thousands)	Total	1 year	2-3 years	4-5 years	> 5 years
Long-term debt	$451,011	$18,384	$142,870	$168,487	$121,270
Interest payments on long-term debt	53,143	13,731	22,331	12,920	4,161
Operating lease obligations	19,479	7,657	6,803	3,201	1,818
Manufacturing purchase commitments	50,064	48,846	1,218	—	—
Pension funding obligations	44,217	9,722	10,016	7,021	17,458
Total contractual obligations	$617,914	$98,340	$183,238	$191,629	$144,707

NEW PRONOUNCEMENTS

On January 1, 2014, the Company adopted Accounting Standards Update (ASU) No. 2013-11, Income Taxes (Topic 740), Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists, which requires companies to change the balance sheet presentation of certain unrecognized tax benefits and deferred tax assets. The adoption of this ASU had no material impact on the Company’s balance sheet presentation, financial condition or results of operations.

On April 10, 2014, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, which amends the definition of a discontinued operation in ASC 205-20, “Discontinued Operations” and requires companies to provide additional disclosures for disposal transactions. Under the revised standard, a discontinued operation represents a strategic shift that has or will have a major impact on an entity’s operations or financial results. ASU 2014-08 is required to be applied prospectively to all disposals that occur in annual periods beginning on or after December 15, 2014, with early adoption permitted. The Company will prospectively apply this guidance in 2015.

On May 28, 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers. The requirements of the new standard are effective for interim and annual periods beginning after December 15, 2016, with early adoption not permitted. The Company is currently evaluating the expected impact of this new standard.

OFF-BALANCE SHEET ARRANGEMENTS

The Company had no off-balance sheet arrangements as of December 31, 2014.

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that reflect management’s current assumptions and estimates of future economic circumstances, industry conditions, Company performance and financial results. Forward-looking statements include statements in the future tense, statements referring to any period after December 31, 2014, and statements including the terms “expect,” “believe,” “anticipate” and other similar terms that express expectations as to future events or conditions. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for such forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that could cause actual events to differ materially from those expressed in those statements. A variety of factors could cause the Company’s actual results and experience to differ materially from the anticipated results. These factors and assumptions include the pace and nature of new product introductions by the Company’s customers; the Company’s ability to successfully implement its growth strategies; the outcome of the Company’s various productivity-improvement and cost-reduction efforts or other restructuring or relocation activities; changes in costs and availability of raw materials and energy; industry and economic factors related to the Company’s domestic and international business; competition from other suppliers of colors, flavors and fragrances; growth or contraction in markets for products in which the Company competes; terminations and other changes in customer relationships; industry acceptance of price increases; currency exchange rate fluctuations; cost and availability of credit; and the matters discussed above including the critical accounting policies described therein. The Company does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized.

Consolidated Statements of Earnings

(in thousands except per share amounts) Years ended December 31,	2014	2013	2012
Revenue	$1,447,821	$1,462,126	$1,453,555
Cost of products sold	959,311	987,080	990,911
Selling and administrative expenses	357,845	301,266	269,765
Operating Income	130,665	173,780	192,879
Interest expense	16,067	16,147	16,901
Earnings Before Income Taxes	114,598	157,633	175,978
Income taxes	32,827	43,335	50,896
Earnings from Continuing Operations	81,771	114,298	125,082
Loss from discontinued operations, net of tax	(8,125)	(1,003)	(1,174)
Net Earnings	$73,646	$113,295	$123,908
Earnings per common share:
Basic:
Continuing operations	$1.69	$2.30	$2.52
Discontinued operations	(0.17)	(0.02)	(0.02)
Earnings per common share	$1.52	$2.28	$2.50
Diluted:
Continuing operations	$1.67	$2.29	$2.51
Discontinued operations	(0.17)	(0.02)	(0.02)
Earnings per common share	$1.51	$2.27	$2.49
Weighted average number of common shares outstanding:
Basic	48,525	49,755	49,596
Diluted	48,819	49,934	49,822

See notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income

(in thousands) Years ended December 31,	2014	2013	2012
Net earnings	$73,646	$113,295	$123,908
Cash flow hedges adjustment, net of tax of $153, $50 and $136, respectively	423	(134)	(350)
Pension adjustment, net of tax of $226, $3,675 and $1,040, respectively	1,598	5,294	(2,216)
Tax effect on losses previously recorded in other comprehensive income	—	—	16,836
Foreign currency translation on net investment hedges	12,677	(4,020)	(1,251)
Tax effect of current year activity on net investment hedges	(4,947)	1,810	—
Foreign currency translation on long term intercompany loans	(8,325)	5,781	(1,540)
Other foreign currency translation	(92,556)	1,856	22,984
Total Comprehensive (Loss) Income	$(17,484)	$123,882	$158,371

See notes to consolidated financial statements.

Consolidated Balance Sheets

(in thousands except share and per share amounts) December 31,	2014	2013
Assets
Current Assets:
Cash and cash equivalents	$20,329	$19,836
Trade accounts receivable, less allowance for losses of $3,838 and $4,327, respectively	228,907	233,751
Inventories	449,409	474,452
Prepaid expenses and other current assets	37,713	38,079
Deferred income taxes	21,735	23,707
Assets held for sale	1,296	—
Total current assets	759,389	789,825
Other assets	77,376	47,786
Intangible assets – at cost, less accumulated amortization of $14,390 and $15,634, respectively	8,760	10,546
Goodwill	424,114	457,269
Property, Plant and Equipment:
Land	42,868	56,343
Buildings	295,381	374,388
Machinery and equipment	723,631	751,267
Construction in progress	54,579	55,236
	1,116,459	1,237,234
Less accumulated depreciation	(620,892)	(671,926)
	495,567	565,308
Total assets	$1,765,206	$1,870,734
Liabilities and Shareholders’ Equity
Current Liabilities:
Trade accounts payable	$99,033	$99,117
Accrued salaries, wages and withholdings from employees	30,010	32,669
Other accrued expenses	76,383	78,579
Income taxes	3,591	5,478
Short-term borrowings	15,888	7,050
Total current liabilities	224,905	222,893
Deferred income taxes	—	19,956
Other liabilities	17,372	8,539
Accrued employee and retiree benefits	24,983	28,538
Long-term debt	451,011	348,124
Shareholders’ Equity:
Common stock, par value $0.10 a share, authorized 100,000,000 shares; issued 53,954,874 shares	5,396	5,396
Additional paid-in capital	110,969	105,119
Earnings reinvested in the business	1,243,627	1,217,874
Treasury stock, 6,529,891 and 4,105,827 shares, respectively, at cost	(227,929)	(91,707)
Accumulated other comprehensive (loss) income	(85,128)	6,002
	1,046,935	1,242,684
Total liabilities and shareholders’ equity	$1,765,206	$1,870,734

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(in thousands) Years ended December 31,	2014	2013	2012
Cash Flows from Operating Activities
Net earnings	$73,646	$113,295	$123,908
Adjustments to arrive at net cash provided by operating activities:
Depreciation and amortization	51,456	52,016	48,352
Share-based compensation	6,265	8,430	10,086
Loss (gain) on assets	70,745	695	(869)
Deferred income taxes	(16,780)	(6,178)	2,916
Changes in operating assets and liabilities:
Trade accounts receivable	(10,582)	3,466	(15,158)
Inventories	64	(30,217)	(23,125)
Prepaid expenses and other assets	6,479	616	(9,405)
Accounts payable and other accrued expenses	6,745	3,606	225
Accrued salaries, wages and withholdings from employees	(365)	5,384	(1,209)
Income taxes	7,047	(100)	(1,689)
Other liabilities	(5,532)	2,540	5,334
Net cash provided by operating activities	189,188	153,553	139,366
Cash Flows from Investing Activities
Acquisition of property, plant and equipment	(79,398)	(104,246)	(103,806)
Proceeds from sale of assets	1,029	6,225	1,364
Other investing activities	(780)	(208)	(242)
Net cash used in investing activities	(79,149)	(98,229)	(102,684)
Cash Flows from Financing Activities
Proceeds from additional borrowings	213,985	194,973	73,903
Debt payments	(128,186)	(198,686)	(58,052)
Purchase of treasury stock	(137,192)	—	(23,154)
Dividends paid	(47,893)	(45,513)	(43,426)
Proceeds from options exercised and other equity transactions	733	1,007	1,957
Net cash used in financing activities	(98,553)	(48,219)	(48,772)
Effect of exchange rate changes on cash and cash equivalents	(10,993)	(2,331)	4,297
Net increase (decrease) in cash and cash equivalents	493	4,774	(7,793)
Cash and cash equivalents at beginning of year	19,836	15,062	22,855
Cash and cash equivalents at end of year	$20,329	$19,836	$15,062
Cash paid during the year for:
Interest	$16,158	$16,168	$16,897
Income taxes	42,335	47,436	53,492
Capitalized interest	1,449	1,875	1,601

See notes to consolidated financial statements.

Consolidated Statements of Shareholders’ Equity

				Treasury Stock
(in thousands except share and per share amounts)	Common Stock	Additional Paid-in Capital	Earnings Reinvested in the Business	Shares	Amount	Accumulated Other Comprehensive Income (Loss)
Balances at December 31, 2011	$5,396	$94,187	$1,069,610	4,038,011	$(80,935)	$(39,048)
Net earnings			123,908
Other comprehensive income						34,463
Cash dividends paid – $0.87 per share			(43,426)
Share-based compensation		10,086
Stock options exercised		52		(66,579)	1,438
Non-vested stock issued upon vesting		(6,999)		(313,812)	6,999
Benefit plans		388		(22,925)	480
Purchase of treasury stock				626,251	(23,154)
Other		539		3,875	(86)
Balances at December 31, 2012	5,396	98,253	1,150, 092	4,264,821	(95,258)	(4,585)
Net earnings			113,295
Other comprehensive income						10,587
Cash dividends paid – $0.91 per share			(45,513)
Share-based compensation		8,430
Stock options exercised		(63)		(47,584)	1,063
Non-vested stock issued upon vesting		(2,113)		(94,600)	2,113
Benefit plans		385		(26,635)	595
Other		227		9,825	(220)
Balances at December 31, 2013	5,396	105,119	1,217, 874	4,105,827	(91,707)	6,002
Net earnings			73,646
Other comprehensive income						(91,130)
Cash dividends paid – $0.98 per share			(47,893)
Share-based compensation		6,265
Stock options exercised		(161)		(27,001)	753
Non-vested stock issued upon vesting		(1,206)		(40,300)	1,206
Benefit plans		510		(18,185)	406
Purchase of treasury stock				2,500,000	(138,288)
Other		442		9,550	(299)
Balances at December 31, 2014	$5,396	$110,969	$1,243,627	6,529,891	$(227,929)	$(85,128)

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Years ended December 31, 2014, 2013 and 2012

1.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations Sensient Technologies Corporation, together with its subsidiaries (the “Company”), is a leading global manufacturer and marketer of colors, flavors and fragrances. The Company uses advanced technologies at facilities around the world to develop specialty food and beverage systems, cosmetic and pharmaceutical systems, specialty inks and colors, and other specialty and fine chemicals. The Company’s reportable segments consist of the Flavors & Fragrances and Color Groups, which are managed on a products and services basis. The Asia Pacific Group and certain of the Company’s flavor businesses in Central and South America (Flavors Central & South America), which are managed on a geographic basis, are included in Corporate & Other.

Principles of Consolidation and Basis of Presentation The consolidated financial statements include the accounts of the Company and have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). All significant intercompany accounts and transactions have been eliminated in consolidation.

The results of operations for one of the Company’s business units within the Color Group have been reported as a discontinued operation for all periods presented. The corresponding assets have been reclassified in accordance with the authoritative literature on assets held for sale as of December 31, 2014. See Note 12, Discontinued Operations, for further information regarding discontinued operations.

Use of Estimates The preparation of the consolidated financial statements requires the use of management’s estimates and assumptions that affect reported amounts of assets, liabilities, revenue and expenses during the reporting period and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

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

Inventories Inventories are stated at the lower of cost or market. Market is determined on the basis of estimated realizable values. Cost is determined using the first-in, first-out (“FIFO”) method with the exception of certain locations of the Flavors & Fragrances Group where cost is determined using a weighted average method. Inventories include finished and in-process products totaling $308.7 million and $317.1 million at December 31, 2014 and 2013, respectively, and raw materials and supplies of $140.7 million and $157.4 million at December 31, 2014 and 2013, respectively.

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

Goodwill and Other Intangible Assets The carrying value of goodwill is evaluated for impairment on an annual basis or more frequently when an indicator of impairment occurs. The impairment assessment includes comparing the carrying amount of net assets, including goodwill, of each reporting unit to its respective fair value as of the date of the assessment. Fair value was estimated based upon an evaluation of the reporting unit’s estimated future discounted cash flow as well as the public trading and private transaction valuation multiples for comparable companies. Such determination of fair value yielded no impairment in 2014, 2013 or 2012.

The cost of intangible assets with determinable useful lives is amortized on a straight-line basis to reflect the pattern of economic benefits consumed, ranging from 5 to 20 years. These assets include technological know-how, customer relationships, patents, trademarks and non-compete agreements, among others.

Impairment of Long-lived Assets The Company reviews long-lived assets for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. The Company performs undiscounted cash flow analyses to determine if potential impairment exists. If impairment is determined to exist, any related impairment loss is calculated based on the difference between fair value and carrying value. Impairment losses were recorded as a result of the Company’s 2014 Restructuring Plan and 2013 restructuring plan. See Note 11, Restructuring Charges, for additional information.

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

Translation of Foreign Currencies For all significant foreign operations, the functional currency is the local currency. Assets and liabilities of foreign operations are translated into U.S. dollars at current exchange rates. Revenue and expense accounts are translated into U.S. dollars at average exchange rates prevailing during the year. Adjustments resulting from the translation of foreign accounts into U.S. dollars are recorded in foreign currency translation in OCI. Transaction gains and losses that occur as a result of transactions denominated in non-functional currencies are included in earnings and were not significant during the three-year period ended December 31, 2014.

Share-Based Compensation Share-based compensation expense is recognized over the vesting period of each award based on the fair value of the instrument at the time of grant as summarized in Note 5, Share-Based Compensation.

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

Earnings Per Share The difference between basic and diluted earnings per share (“EPS”) is the dilutive effect of stock options and non-vested stock. Diluted EPS assumes that non-vested stock has vested and all dilutive stock options, for which the average market price exceeds the exercise price (in-the-money), are exercised. Stock options for which the exercise price exceeds the average market price (out-of-the-money) have an anti-dilutive effect on EPS, and accordingly, are excluded from the calculation.

The following table sets forth the computation of basic and diluted earnings per share from continuing operations for the years ended December 31:

(in thousands except per share amounts)	2014	2013	2012
Numerator:
Net earnings from continuing operations	$81,771	$114,298	$125,082
Denominator:
Denominator for basic earnings per share-weighted average common shares	48,525	49,755	49,596
Effect of dilutive securities	294	179	226
Denominator for diluted earnings per share-adjusted weighted average shares outstanding	48,819	49,934	49,822
Earnings per common share from continuing operations
Basic	$1.69	$2.30	$2.52
Diluted	$1.67	$2.29	$2.51

The Company has a share-based compensation plan under which employees may be granted share-based awards in which non-forfeitable dividends are paid on non-vested shares for certain awards. As such, these shares are considered participating securities under the two-class method of calculating EPS as described in ASC Topic 260, Earnings per Share. The two-class method of calculating EPS did not have a material impact on the Company’s EPS calculations as of December 31, 2014, 2013 and 2012.

In 2014, 2013 and 2012, there were no anti-dilutive stock options. All EPS amounts are presented on a diluted basis unless otherwise noted.

Accumulated Other Comprehensive Income (Loss) Accumulated OCI is composed primarily of foreign currency translation, pension liability and unrealized gains or losses on cash flow hedges. See Note 7, Accumulated Other Comprehensive Income, for additional information.

Research and Development Research and development costs are recorded in selling and administrative expenses in the year they are incurred. Research and development costs related to continuing operations were $35.9 million, $34.1 million and $34.2 million during the years ended December 31, 2014, 2013 and 2012, respectively.

Advertising Advertising costs are recorded in selling and administrative expenses as they are incurred. Advertising costs related to continuing operations were $1.9 million, $1.6 million and $2.2 million during the years ended December 31, 2014, 2013 and 2012, respectively.

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

New Pronouncements On January 1, 2014, the Company adopted Accounting Standards Update (ASU) No. 2013-11, Income Taxes (Topic 740), Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists, which requires companies to change the balance sheet presentation of certain unrecognized tax benefits and deferred tax assets. The adoption of this ASU had no material impact on the Company’s balance sheet presentation, financial condition or results of operations.

On April 10, 2014, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, which amends the definition of a discontinued operation in ASC 205-20, “Discontinued Operations” and requires companies to provide additional disclosures for disposal transactions. Under the revised standard, a discontinued operation represents a strategic shift that has or will have a major impact on an entity’s operations or financial results. ASU 2014-08 is required to be applied prospectively to all disposals that occur in annual periods beginning on or after December 15, 2014, with early adoption permitted. The Company will prospectively apply this guidance in 2015.

On May 28, 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers. The requirements of the new standard are effective for interim and annual periods beginning after December 15, 2016, with early adoption not permitted. The Company is currently evaluating the expected impact of this new standard.

2.

GOODWILL AND INTANGIBLE ASSETS

At December 31, 2014 and 2013, goodwill is the only intangible asset that is not subject to amortization.

The following table summarizes intangible assets with determinable useful lives by major category as of December 31, 2014 and 2013:

		2014		2013
(in thousands except weighted average amortization years)	Weighted Average Amortization Years	Cost	Accumulated Amortization	Cost	Accumulated Amortization
Technological know-how	20.0	$6,459	$(4,352)	$8,606	$(5,328)
Customer relationships	20.0	6,938	(4,170)	7,944	(4,359)
Patents, trademarks, non-compete agreements and other	19.2	9,753	(5,868)	9,630	(5,947)
Total finite-lived intangibles	19.7	$23,150	$(14,390)	$26,180	$(15,634)

Amortization of intangible assets was $1.2 million in 2014, $1.3 million in 2013 and $1.4 million in 2012. Estimated amortization expense each year for the five years subsequent to December 31, 2014, is $1.2 million in each year from 2015 through 2019.

The changes in goodwill for the years ended December 31, 2014 and 2013, by reportable business segment, were as follows:

(in thousands)	Flavors & Fragrances	Color	Corporate & Other	Consolidated
Balance as of December 31, 2012	$135,784	$311,650	$3,884	$451,318
Currency translation impact	853	5,673	(575)	5,951
Balance as of December 31, 2013	$136,637	$317,323	$3,309	$457,269
Currency translation impact	(10,614)	(22,050)	(333)	(32,997)
Impairment	—	(158)	—	(158)
Balance as of December 31, 2014	$126,023	$295,115	$2,976	$424,114

A portion of the Color segment’s goodwill was written down in 2014 related to the discontinued operation.

3.

DEBT

Long-term Debt Long-term debt consisted of the following unsecured obligations at December 31:

(in thousands)	2014	2013
3.66% senior notes due November 2023	$75,000	$75,000
3.06% Euro-denominated senior notes due November 2023	46,270	52,566
4.47% senior notes due November 2018	25,000	25,000
4.14% senior notes due November 2017	25,000	25,000
4.91% senior notes due through May 2017	88,000	99,000
3.77% senior notes due November 2016	25,000	25,000
Term loan	98,750	—
Long-term revolving loan agreement	65,987	43,982
Various other notes	2,004	2,576
	451,011	348,124
Less current maturities	—	—
Total long-term debt	$451,011	$348,124

On October 24, 2014, the Company entered into a $450 million credit facility, consisting of a $350 million revolver and a $100 million term loan. The revolver will mature on October 24, 2019. Interest rates on borrowings under the revolver are at LIBOR plus a margin based on the Company’s leverage ratio. Currently, when fully drawn, the interest rate is at LIBOR plus 1.375% under the new agreement. The term loan bears interest at LIBOR plus 1.375% and has a final maturity date of October 24, 2019. The credit facility will be used to repay maturing debt and for general corporate purposes.

The borrowings under the long-term revolving loan agreement had an average interest rate of 1.54% for the years ended December 31, 2014 and 2013.

In April 2013, the Company entered into an agreement to issue $75 million and €38 million in ten-year, fixed-rate, senior notes at fixed coupon rates of 3.66% and 3.06%, respectively. These notes were issued in November 2013 and proceeds have been used to repay maturing notes and bank debt.

The aggregate amounts of contractual maturities on long-term debt each year for the five years subsequent to December 31, 2014, are as follows: 2015, $18.4 million; 2016, $43.8 million; 2017, $99.1 million; 2018, $35.0 million; and 2019, $133.5 million.

The Company has approximately $18.4 million of long-term debt that matures in 2015. It is the Company’s intention and ability to refinance these maturities under the long-term revolving loan agreement and accordingly, that maturing debt has been classified as long-term debt in the Consolidated Balance Sheet.

The Company has $277.7 million available under the revolving loan agreement and $41.8 million available under other lines of credit from several banks at December 31, 2014.

Substantially all of the senior loan agreements contain restrictions concerning interest coverage, borrowings, investments and tangible net worth amounts. The Company is in compliance with all of these restrictions at December 31, 2014. The following table summarizes the Company’s most restrictive loan covenants calculated in accordance with the applicable agreements as of December 31, 2014:

(dollars in thousands)	Actual	Required
Debt to EBITDA (Maximum)	1.74	3.50
Net Worth (Minimum)	$1,046,935	$625,000
Interest Coverage (Minimum)	8.64	2.0

The Company has stand-by and trade letters of credit outstanding of $6.3 million as of December 31, 2014 and 2013.

Short-term Borrowings The Company’s short-term borrowings consisted of the following items at December 31:

(in thousands)	2014	2013
Uncommitted loans	$14,086	$4,600
Loans of foreign subsidiaries	1,802	2,450
Total	$15,888	$7,050

The weighted average interest rates on short-term borrowings were 1.66% and 2.16% at December 31, 2014 and 2013, respectively.

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

The Company manages its exposure to foreign exchange risk by the use of forward exchange contracts to reduce the effect of fluctuating foreign currencies on short-term foreign currency denominated intercompany transactions, non-functional currency raw material purchases, non-functional currency sales and other known foreign currency exposures. These forward exchange contracts generally have maturities of less than twelve months. The Company also uses certain debt denominated in foreign currencies to manage the net asset positions of the Company’s foreign subsidiaries. The Company’s primary hedging activities and their accounting treatment are summarized below:

Forward Exchange Contracts The forward exchange contracts that have been designated as hedges are accounted for as cash flow hedges. The Company had $17.8 million and $29.6 million of forward exchange contracts, designated as hedges, outstanding as of December 31, 2014 and 2013, respectively. Due to the short-term nature of these contracts, the results of these transactions are not material to the financial statements. In addition, the Company utilizes forward exchange contracts that are not designated as cash flow hedges and the results of these transactions are also not material to the financial statements.

Net Investment Hedges The Company has certain debt denominated in Euros and Swiss Francs. These debt instruments have been designated as partial hedges of the Company’s Euro and Swiss Franc net asset positions. Changes in the fair value of this debt attributable to changes in the spot foreign exchange rate are recorded in foreign currency translation in OCI. As of December 31, 2014 and 2013, the total value of the Company’s Euro and Swiss Franc debt designated as net investment hedges was $97.3 million and $96.5 million, respectively. The impact of foreign exchange rates on these debt instruments has decreased debt by $12.7 million for the year ended December 31, 2014 and increased debt by $4.0 million for the year ended December 31, 2013. These amounts have been recorded as foreign currency translation in OCI.

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

5.

SHARE-BASED COMPENSATION

The Company has various stock plans under which employees and directors may be granted non-vested stock which vests over a specific time period. The 2007 Stock Plan also allows for the granting of non-qualified stock options or incentive stock options. Upon vesting, the stock options allow the participant to purchase common stock at 100% of the closing market price on the day the options were granted. No options were granted in 2014, 2013 or 2012. As of December 31, 2014, there were 1.2 million shares available to be granted as non-vested stock under the Company’s existing stock plans.

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

The following table summarizes the transactions involving the Company’s stock option plans:

(in thousands except exercise price and life)	Options	Weighted Average Exercise Price	Weighted Average Remaining Life (Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2011	207	$22.36	3.1	$3,222
Exercised	(66)	22.38
Outstanding at December 31, 2012	141	22.35	2.7	1,859
Exercised	(48)	21.00
Outstanding at December 31, 2013	93	23.04	2.2	2,374
Exercised	(27)	21.92
Outstanding at December 31, 2014	66	$23.49	1.7	$2,438
Exercisable at December 31, 2014	66	$23.49	1.7	$2,438

The aggregate intrinsic value of stock options exercised during 2014, 2013 and 2012, was $0.8 million, $1.1 million and $0.9 million, respectively.

As of December 31, 2014, all stock options outstanding were vested.

The following table summarizes information concerning outstanding and exercisable stock options at December 31, 2014:

	Range of Exercise Price
(in thousands except life and exercise price)	$18.57-23.08	$23.09-26.11	$26.12-30.07
Options outstanding	25	20	21
Weighted average remaining contractual life, in years	1.1	1.3	2.8
Weighted average exercise price	$19.34	$23.86	$28.16
Options exercisable	25	20	21
Weighted average exercise price	$19.34	$23.86	$28.16

The Company’s stock plans also provide for the awarding of non-vested stock. Prior to December 2014, expense for shares of non-vested stock is recognized over the vesting period or during the period from the date of grant until the participant reaches age 65, whichever is shorter. The vesting period is five years for awards granted prior to December 2013 and three years beginning with awards granted in December 2013. During the period of restriction, the holder of non-vested stock has voting rights and is entitled to receive all dividends and other distributions paid with respect to the stock.

The December 2013 grant consisted of 50% performance stock units and 50% time-vesting stock. The number of shares issued under the performance stock units are based on certain performance metrics measured over a two-year performance period and the awards have a three-year vesting period. Two year performance that exceeds the stated performance metrics would result in an award up to 150% of the original grant. The holder of the performance stock units are not entitled to vote or receive dividends and other distributions paid with respect to the stock, until the units have vested and the shares of stock are issued.

The December 2014 grant consisted of 100% performance stock unit awards which are based on a three-year performance and vesting period and a pro-rata vesting upon retirement. Three year performance that exceeds the stated performance metrics would result in an award up to 150% of the original grant. The holder of the performance stock units are not entitled to vote or receive dividends and other distributions paid with respect to the stock, until the units have vested and the shares of stock are issued.

The Company expenses awards for non-vested stock based on the fair value of the Company’s common stock at the date of the grant.

The following table summarizes the non-vested stock and performance stock unit activity:

(in thousands except fair value)	Shares	Grant Date Weighted Average Fair Value	Aggregate Intrinsic Value
Outstanding at December 31, 2011	400	$31.42	$15,142
Granted	293	36.09
Vested	(314)	33.59
Cancelled	(40)	33.41
Outstanding at December 31, 2012	339	33.22	12,046
Granted	262	46.14
Vested	(94)	40.57
Cancelled	(10)	42.22
Outstanding at December 31, 2013	497	38.46	24,095
Granted	171	55.21
Vested	(40)	27.15
Cancelled	(24)	40.84
Outstanding at December 31, 2014	604	$43.84	$36,454

The total intrinsic values of shares vested during 2014, 2013 and 2012, was $2.2 million, $4.4 million and $11.2 million, respectively.

As of December 31, 2014, total remaining unearned compensation, net of expected forfeitures, related to non-vested stock and performance stock units was $15.7 million, which will be amortized over the weighted average remaining service period of 1.98 years.

Total pre-tax share-based compensation recognized in the Consolidated Statements of Earnings was $6.3 million, $8.4 million and $10.1 million in 2014, 2013 and 2012, respectively. Tax related benefits of $2.4 million, $2.6 million and $2.4 million were also recognized in 2014, 2013 and 2012, respectively. Cash received from the exercise of stock options was $0.6 million, $1.0 million and $1.5 million for 2014, 2013 and 2012, respectively, and is reflected in cash flows from financing activities in the Consolidated Statements of Cash Flows.

6.

RETIREMENT PLANS

The Company provides benefits under defined contribution plans including a savings plan and an employee stock ownership plan (“ESOP”). The savings plan covers substantially all domestic salaried and certain non-union hourly employees and provides for matching contributions up to 4% of each employee’s salary. The ESOP covers substantially all domestic employees and provides for contributions based on a percentage of each employee’s compensation as determined by the Company’s Board of Directors. Total expense for the Company’s defined contribution plans was $5.0 million in 2014 and $4.7 million in 2013 and 2012.

Although the Company intends for these defined contribution plans to be the primary retirement benefit for most employees, the Company also has several defined benefit plans. The funded status of the defined benefit plans was as follows at December 31:

(in thousands)	2014	2013
Benefit obligation at beginning of year	$72,582	$76,957
Service cost	2,523	3,260
Interest cost	2,390	2,557
Foreign currency exchange rate changes	(1,889)	(703)
Benefits paid	(23,726)	(5,194)
Actuarial loss (gain)	5,858	(4,295)
Curtailment gain	(2,342)	—
Benefit obligation at end of year	55,396	72,582
Plan assets at beginning of year	37,122	35,141
Company contributions	22,402	5,701
Foreign currency exchange rate changes	(2,379)	(539)
Benefits paid	(23,726)	(5,258)
Actual gain on plan assets	6,101	2,077
Plan assets at end of year	39,520	37,122
Funded status	$(15,876)	$(35,460)
Accumulated benefit obligation	$54,435	$68,391

Amounts recognized in the Consolidated Balance Sheets at December 31:

(in thousands)	2014	2013
Accrued employee and retiree benefits	$(18,258)	$(21,206)
Other accrued expenses	(7,263)	(19,144)
Prepaid expenses and other current assets	9,645	4,890
Net liability	$(15,876)	$(35,460)

Components of annual benefit cost:

(in thousands)	2014	2013	2012
Service cost	$2,523	$3,260	$2,583
Interest cost	2,390	2,557	2,659
Expected return on plan assets	(1,791)	(1,689)	(1,428)
Amortization of prior service cost	171	172	1,971
Recognized actuarial (gain) loss	(305)	3,203	799
Settlement expense	1,467	1,177	—
Curtailment gain	(754)	—	—
Defined benefit expense	$3,701	$8,680	$6,584

Weighted average liability assumptions as of December 31:

	2014	2013
Discount rate	3.70%	3.91%
Expected return on plan assets	3.32%	5.12%
Rate of compensation increase	0.37%	4.59%

Weighted average cost assumptions for the year ended December 31:

	2014	2013
Discount rate	3.91%	3.27%
Expected return on plan assets	5.12%	4.76%
Rate of compensation increase	4.59%	4.01%

The aggregate amounts of benefits expected to be paid from defined benefit plans in each of the next five years subsequent to December 31, 2014, which include employees’ expected future service, are as follows: 2015, $9.6 million; 2016, $7.7 million; 2017, $2.3 million; 2018, $4.5 million; 2019, $2.5 million; and $17.5 million in total for the years 2020 through 2024.

The Company expects to contribute $9.7 million to defined benefit plans in 2015.

Amounts in accumulated other comprehensive income at December 31 were as follows:

(in thousands)	2014	2013
Prior service cost	$—	$1,182
Unrecognized net actuarial loss	7,407	7,944

The pension adjustments, net of tax, recognized in OCI, were as follows:

(in thousands)	2014	2013	2012
Net actuarial (loss) gain arising during the period	$(387)	$3,180	$(3,947)
Amortization of actuarial loss, included in defined benefit expense	1,252	2,006	526
Amortization of prior service cost, included in defined benefit expense	733	108	1,205
Pension adjustment, net of tax	$1,598	$5,294	$(2,216)

The estimated actuarial loss for the defined benefit plans that will be amortized from accumulated other comprehensive loss into periodic benefit cost during 2015 is $0.3 million.

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

The following table presents the Company’s pension plan assets by asset category as of December 31, 2014 and 2013:

	Fair value as of December 31,	Fair Value Measurements at December 31, 2014 Using Fair Value Hierarchy			Fair Value as of December 31,	Fair Value Measurements at December 31, 2013 Using Fair Value Hierarchy
(in thousands)	2014	Level 1	Level 2	Level 3	2013	Level 1	Level 2	Level 3
Equity Funds
Domestic	$6,424	$6,424	$—	$—	$6,143	$6,143	$—	$—
International	242	—	242	—	7,294	—	7,294	—
International Fixed Income Funds	22,710	960	21,750	—	23,162	1,186	21,976	—
Other investments	10,144	38	10,106	—	523	40	483	—
Total assets at fair value	$39,520	$7,422	$32,098	$—	$37,122	$7,369	$29,753	$—

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

7.

ACCUMULATED OTHER COMPREHENSIVE INCOME

The following tables summarize the changes in OCI for 2014:

(in thousands)	Cash Flow Hedges(a)	Pension Items(a)	Foreign Currency Items	Total
Balance as of December 31, 2013	$(99)	$(6,768)	$12,869	$6,002
Other comprehensive income before reclassifications	554	(387)	(93,151)	(92,984)
Amounts reclassified from OCI	(131)	1,985	—	1,854
Balance as of December 31, 2014	$324	$(5,170)	$(80,282)	$(85,128)
(a) Cash Flow Hedges and Pension Items are net of tax.

See Note 6, Retirement Plans, for more information on the pension items reclassified out of OCI and into Selling and Administrative expenses in the Statement of Earnings during 2014. See Note 4, Derivative Instruments and Hedging Activity, for additional information on the Company’s cash flow hedges.

8.

INCOME TAXES

The provision for income taxes for continuing operations was as follows:

(in thousands)	2014	2013	2012
Currently payable:
Federal	$18,642	$21,252	$22,394
State	2,264	3,065	3,024
Foreign	25,435	25,175	22,670
	46,341	49,492	48,088
Deferred (benefit) expense:
Federal	1,532	(5,125)	170
State	(935)	502	603
Foreign	(14,111)	(1,534)	2,035
	(13,514)	(6,157)	2,808
Income taxes	$32,827	$43,335	$50,896

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities consisted of the following:

(in thousands)	2014	2013
Deferred tax assets:
Benefit plans	$15,507	$21,148
Liabilities and reserves	19,384	11,499
Operating loss and credit carryovers	57,128	51,292
Other	6,872	17,151
Gross deferred tax assets	98,891	101,090
Valuation allowance	(43,055)	(43,048)
Deferred tax assets	55,836	58,042
Deferred tax liabilities:
Property, plant and equipment	(1,619)	(21,139)
Other assets	(1,462)	(1,411)
Goodwill	(28,583)	(28,573)
Other	(1,426)	(3,168)
Deferred tax liabilities	(33,090)	(54,291)
Net deferred tax assets	$22,746	$3,751

As of December 31, 2014, $1.0 million of the net deferred tax asset balance, is a non-current asset and is reported in the other assets line item in the Consolidated Balance Sheet.

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

At December 31, 2014, foreign operating loss carryovers were $116.2 million. Included in the foreign operating loss carryovers are losses of $10.1 million that expire through 2029 and $106.0 million that do not have an expiration date. At December 31, 2014, state operating loss carryovers were $99.3 million, all of which expire through 2029.

The effective tax rate for continuing operations differed from the statutory federal income tax rate of 35% as described below:

	2014	2013	2012
Taxes at statutory rate	35.0%	35.0%	35.0%
State income taxes, net of federal income tax benefit	1.9	1.1	1.5
Tax credits	(0.4)	(0.3)	—
Taxes on foreign earnings	(4.7)	(5.3)	(4.1)
Resolution of prior years’ tax matters	(0.6)	(0.7)	(1.4)
U.S. manufacturing deduction	(2.0)	(1.6)	(1.8)
Valuation allowance adjustments	0.2	(0.8)	(0.5)
Other, net	(0.8)	0.1	0.2
Effective tax rate	28.6%	27.5%	28.9%

Earnings from continuing operations before income taxes were as follows:

(in thousands)	2014	2013	2012
United States	$56,211	$55,461	$79,118
Foreign	58,387	102,172	96,860
Total	$114,598	$157,633	$175,978

Federal and state income taxes are provided on international subsidiary income distributed to or taxable in the United States during the year. At December 31, 2014, federal and state taxes have not been provided for approximately $449.8 million of unremitted earnings of the foreign subsidiaries that are considered to be invested indefinitely. Determination of the deferred tax liability on such earnings is not practicable.

A reconciliation of the change in the liability for unrecognized tax benefits for 2014 and 2013 is as follows:

(in thousands)	2014	2013
Balance at beginning of year	$5,295	$7,091
Increases for tax positions taken in the current year	718	818
Increases for tax positions taken in prior years	10,238	875
Decreases related to settlements with tax authorities	(1,044)	(3,113)
Decreases as a result of lapse of the applicable statutes of limitations	(751)	(374)
Foreign currency exchange rate changes	(516)	(2)
Balance at the end of year	$13,940	$5,295

The amount of the unrecognized tax benefits that would affect the effective tax rate, if recognized, was approximately $4.3 million. The Company recognizes interest and penalties related to the unrecognized tax benefits in income tax expense. As of December 31, 2014 and 2013, $0.5 million and $0.7 million, respectively, of accrued interest and penalties were reported as an income tax liability. The liability for unrecognized tax benefits relates to multiple jurisdictions and is reported in Other liabilities on the Consolidated Balance Sheet at December 31, 2014.

The Company believes that it is reasonably possible that the total amount of liability for unrecognized tax benefits as of December 31, 2014, will decrease by approximately $10.2 million during 2015, of which $0.3 million is estimated to impact the effective tax rate. The potential decrease relates to various tax matters for which the statute of limitations may expire or will be otherwise settled in 2015. The amount that is ultimately recognized in the financial statements will be dependent upon various factors including potential increases or decreases to unrecognized tax benefits as a result of examinations, settlements and other unanticipated items that may occur during the year. With limited exceptions, the Company is no longer subject to federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2004.

9.

SEGMENT AND GEOGRAPHIC INFORMATION

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on operating income of the respective business units before restructuring charges, interest expense and income taxes. Total revenue and operating income by business segment and geographic region include both sales to customers, as reported in the Company’s Consolidated Statements of Earnings, and intersegment sales, which are accounted for at prices that approximate market prices and are eliminated in consolidation. Corporate & Other revenue consists primarily of flavor, fragrances and color products sold by the Asia Pacific Group and Flavors Central & South America Group.

Assets by business segment and geographic region are those assets used in the Company’s operations in each segment and geographic region. Segment assets reflect the allocation of goodwill to each segment. Corporate & Other assets consist primarily of property and investments.

Segment Information The Company determines its operating segments based on information utilized by the chief operating decision maker to allocate resources and assess performance. The Company’s reportable segments consist of Flavors & Fragrances and Color and are both managed on a products and services basis. The Company’s Flavors & Fragrances segment produces flavor and fragrance products that impart a desired taste, texture, aroma or other characteristic to a broad range of consumer and other products. The Color segment produces natural and synthetic color systems for pharmaceuticals, foods and beverages; colors and formulations for cosmetics; and technical colors for industrial applications. Two additional segments, Asia Pacific and Flavors Central & South America are managed on a geographic basis and included in Corporate & Other.

Beginning in 2014, the results of operations for the Company’s fragrances businesses in Asia Pacific, previously reported in the Corporate & Other segment, are reported in the Flavors & Fragrances segment, and the results of operations for the Company’s pharmaceutical flavors business, previously reported in the Flavors & Fragrances segment, are reported in the Color segment with the pharmaceutical colors business. The Color segment results have been restated to remove the impact of a discontinued operation. The prior year results have been restated as a result of these changes.

Restructuring and other costs related to continuing operations for the years ended December 31, 2014 and 2013, are further described in Note 11, Restructuring Charges, and are included in the Operating income (loss) results in the Corporate & Other segment below. Consistent with presentation in the Consolidated Balance Sheets and Statements of Cash Flows, the below amounts for Assets, Capital expenditures, and Depreciation and amortization include discontinued operations for all periods presented and are included in the Corporate & Other segment.

(in thousands)	Flavors & Fragrances	Color	Corporate & Other	Consolidated

2014
Revenue from external customers	$813,808	$487,503	$146,510	$1,447,821
Intersegment revenue	33,214	20,574	229	54,017
Total revenue	847,022	508,077	146,739	1,501,838
Operating income (loss)	119,093	114,884	(103,312)	130,665
Interest expense	—	—	16,067	16,067
Earnings (loss) before income taxes from continuing operations	119,093	114,884	(119,379)	114,598
Assets	814,215	732,364	218,627	1,765,206
Capital expenditures	41,131	31,883	6,384	79,398
Depreciation and amortization	26,180	18,785	6,491	51,456

2013
Revenue from external customers	$843,233	$473,811	$145,082	$1,462,126
Intersegment revenue	33,269	21,246	97	54,612
Total revenue	876,502	495,057	145,179	1,516,738
Operating income (loss)	120,278	107,873	(54,371)	173,780
Interest expense	—	—	16,147	16,147
Earnings (loss) before income taxes from continuing operations	120,278	107,873	(70,518)	157,633
Assets	896,335	761,485	212,914	1,870,734
Capital expenditures	59,040	38,639	6,567	104,246
Depreciation and amortization	27,435	17,541	7,040	52,016

2012
Revenue from external customers	$835,619	$478,341	$139,595	$1,453,555
Intersegment revenue	34,428	22,326	34	56,788
Total revenue	870,047	500,667	139,629	1,510,343
Operating income (loss)	120,825	101,062	(29,008)	192,879
Interest expense	—	—	16,901	16,901
Earnings (loss) before income taxes from continuing operations	120,825	101,062	(45,909)	175,978
Assets	859,303	715,683	201,657	1,776,643
Capital expenditures	49,781	45,858	8,167	103,806
Depreciation and amortization	26,996	14,393	6,963	48,352

Geographic Information The Company has manufacturing facilities or sales offices in North America, Europe, Asia, Australia, South America and Africa. The Company’s annual revenue from continuing operations summarized by geographic location is as follows:

(in thousands)	2014	2013	2012
Revenue from external customers:
North America	$750,345	$782,088	$783,840
Europe	389,588	382,077	370,490
Asia Pacific	193,163	188,917	197,658
Other	114,725	109,044	101,567
Consolidated	$1,447,821	$1,462,126	$1,453,555
Long-lived assets:
North America	$537,668	$531,005	$504,483
Europe	423,972	506,352	472,865
Asia Pacific	29,948	32,148	35,891
Other	14,229	11,404	12,050
Consolidated	$1,005,817	$1,080,909	$1,025,289

Sales in the United States, based on the final country of destination of the Company’s products, were $573.6 million, $590.0 million and $596.4 million in 2014, 2013 and 2012, respectively. No other country of destination exceeded 10% of consolidated sales. Total long-lived assets in the United States amounted to $450.8 million, $389.7 million and $360.1 million at December 31, 2014, 2013 and 2012, respectively.

Product Information The Company’s revenue from continuing operations summarized by product portfolio is as follows:

(in thousands)	2014	2013	2012
Traditional Flavors & Fragrances	$724,693	$736,107	$715,227
Natural Ingredients	227,538	244,155	252,941
Food & Beverage Colors	334,565	307,179	310,639
Non-Food Colors	215,042	229,297	231,536
Interdivision Revenue	(54,017)	(54,612)	(56,788)
Consolidated	$1,447,821	$1,462,126	$1,453,555

10.

FAIR VALUE MEASUREMENTS

ASC 820, Fair Value Measurements and Disclosures, defines fair value for financial assets and liabilities, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. As of December 31, 2014 and 2013, the Company’s only assets and liabilities subject to this standard are forward contracts, investments in a money market fund and municipal bonds, and defined benefit plan assets (See Note 6, Retirement Plans, for additional information on the defined benefit plan assets). The net fair value of the forward exchange contracts based on current pricing obtained for comparable derivative products (Level 2 inputs) was a liability of $0.1 million at December 31, 2014 and an asset of $0.2 million at December 31, 2013. The fair value of the investments based on December 31, 2014, and 2013, market quotes (Level 1 inputs) was an asset of $1.9 million and $19.8 million, respectively.

The carrying values of the Company’s cash and cash equivalents, trade accounts receivable, accounts payable, accrued expenses and short-term borrowings approximated fair values as of December 31, 2014 and 2013.

The fair value of the Company’s long-term debt, including current maturities, is estimated using discounted cash flows based on the Company’s current incremental borrowing rates for similar types of borrowing arrangements (Level 2 inputs). The carrying value of the long-term debt at December 31, 2014 and 2013, was $451.0 million and $348.1 million, respectively. The fair value of the long-term debt at December 31, 2014 and 2013, was approximately $464.5 million and $351.0 million, respectively.

11.

RESTRUCTURING CHARGES

The Company incurred restructuring costs in both continuing and discontinued operations. The discussion in this note relates to the combination of both continuing and discontinued operations unless otherwise noted. Restructuring costs related to discontinued operations are recorded in discontinued operations within the Company’s Consolidated Condensed Statements of Earnings and are discussed in Note 12, Discontinued Operations, in more detail.

In March of this year, the Company announced the 2014 Restructuring Plan related to eliminating underperforming operations, consolidating manufacturing facilities and improving efficiencies within the Company. The 2014 Restructuring Plan will impact several facilities and will generate cost savings estimated to be approximately $30 million per year, with incremental savings expected to be achieved over the next few years and the full benefit expected to be achieved after 2016. The Company also anticipates that the 2014 Restructuring Plan will include a reduction in headcount by approximately 300 employees, primarily direct and indirect manufacturing labor, and pre-tax charges of approximately $120 million to $130 million. In connection with the 2014 Restructuring Plan, approximately 100 employees were terminated as of December 31, 2014, and approximately $2.6 million of savings were recognized by December 31, 2014.

The Company determined that certain long-lived assets, including land, buildings and certain pieces of equipment associated with the identified operations were impaired. As a result, the Company has reduced the carrying amounts of these assets to approximately $35 million, their aggregate respective fair values, which were determined based on independent market valuations for these assets. Also, certain machinery and equipment has been identified to be disposed of at the time of the facility closures, and the associated depreciation has been accelerated. In addition, certain intangible assets and inventory were determined to be impaired and were written down.

For the year ended December 31, 2014, the Company recorded restructuring and other costs of $101.5 million ($73.3 million after-tax), in accordance with GAAP and based on an internal review of the affected facilities and consultation with legal and other advisors. Included within the restructuring and other costs, the Company incurred $3.2 million for the year ended December 31, 2014, related to the 2014 proxy contest. For the year ended December 31, 2013, the Company recorded restructuring costs of $31.7 million ($22.0 million after-tax) related to the 2013 restructuring program to relocate the Flavors & Fragrances Group headquarters to Chicago and to implement a profit improvement plan across all segments of the Company. Costs incurred in 2014 related to the 2013 restructuring program were not material.

The Company evaluates performance based on operating income of each segment before restructuring costs. The restructuring and other costs related to continuing operations are recorded in the Corporate & Other segment. The following table summarizes the restructuring and other costs by segment and discontinued operations for the years ended December 31, 2014 and 2013:

(in thousands)	2014	2013
Flavors & Fragrances	$83,871	$22,284
Color	—	7,065
Corporate & Other	6,679	2,386
Total Continuing Operations	90,550	31,735
Discontinued Operations	10,998	—
Total Restructuring	$101,548	$31,735

The Company recorded restructuring and other charges in continuing operations for the years ended December 31, 2014 and 2013, as follows:

(in thousands)	Selling & Administrative	Cost of Products Sold	Total
2014
Employee separations	$17,794	$—	$17,794
Long-lived asset impairment	63,431	—	63,431
Gain on asset sales	(602)	—	(602)
Write-down of inventory	—	1,914	1,914
Other costs(1)	8,013	—	8,013
Total	$88,636	$1,914	$90,550
(1)Other costs include decommissioning costs, professional services, personnel moving costs, other related costs and 2014 proxy contest costs.

(in thousands)	Selling & Administrative	Cost of Products Sold	Total
2013
Employee separations	$18,081	$—	$18,081
Long-lived asset impairment	4,176	—	4,176
Gain on asset sales	(3,019)	—	(3,019)
Write-down of inventory	—	1,840	1,840
Other costs(2)	10,657	—	10,657
Total	$29,895	$1,840	$31,735
(2)Other costs include decommissioning costs, professional services, personnel (other than employee separations) and moving related costs.

The Company expects to incur approximately $21 million to $31 million of additional restructuring costs by the end of 2016, consisting primarily of employee separations, asset impairments, and other restructuring related costs.

Activities impacting the Company’s reserve for restructuring and other charges for the years ended December 31, 2014 and 2013 were as follows:

(in thousands)	Employee Separations	Assets Related and Other	Total
Balance as of December 31, 2012	$—	$—	$—
Restructuring and other costs	18,081	13,654	31,735
Gain on sale of assets	—	3,019	3,019
Cash spent	(13,505)	(9,069)	(22,574)
Reduction of assets	—	(6,016)	(6,016)
Translation adjustment	(14)	—	(14)
Balance as of December 31, 2013	$4,562	$1,588	$6,150
Restructuring and other costs	18,951	82,597	101,548
Gain on sale of assets	—	602	602
Cash spent	(7,067)	(8,773)	(15,840)
Reduction of assets	—	(75,117)	(75,117)
Translation adjustment	(1,537)	—	(1,537)
Balance as of December 31, 2014	$14,909	$897	$15,806

These reserves are classified as current liabilities in the Consolidated Balance Sheets.

12.

DISCONTINUED OPERATIONS

In connection with the 2014 Restructuring Plan, the Company approved a plan to dispose of a business unit within the Color segment. The Company determined that as of September 30, 2014, the business met the criteria to be presented as a discontinued operation as established in ASC Subtopic 205-20, Discontinued Operations. The results of this business have been reported as a discontinued operation in the Consolidated Statements of Earnings for all periods presented. The corresponding assets, which include property, plant, and equipment, have met the held for sale criteria and have been properly presented on the Consolidated Balance Sheets.

The following table summarizes the discontinued operation’s results, which are included in the loss from discontinued operations in the Consolidated Statements of Earnings for the years ended December 31, 2014, 2013, and 2012:

(in thousands)	2014	2013	2012
Net sales	$5,197	$5,424	$5,495
Loss from discontinued operations before income taxes	(11,496)	(1,418)	(1,671)
Income tax benefit	3,371	415	497
Loss from discontinued operations, net of tax	$(8,125)	$(1,003)	$(1,174)

Included in the loss before income taxes from discontinued operations are pre-tax restructuring costs of $11.0 million for the year ended December 31, 2014. See Note 11, Restructuring Charges, for additional information.

13.

COMMITMENTS AND CONTINGENCIES

Leases

The Company leases certain facilities and equipment under operating lease arrangements. Aggregate minimum rental commitments at December 31, 2014, for all noncancelable operating leases with an initial lease term greater than one year for the years ending December 31 are as follows: 2015, $7.7 million; 2016, $4.3 million; 2017, $2.5 million; 2018, $1.8 million; 2019, $1.4 and $1.8 million thereafter.

Rent expense from continuing operations totaled $10.7 million, $10.6 million and $10.7 million during the years ended December 31, 2014, 2013 and 2012, respectively.

Litigation and Other Claims

The Company is subject to various claims and litigation arising in the normal course of business. The Company establishes reserves for claims and proceedings when it is probable that liabilities exist and reasonable estimates of loss can be made. While it is not possible to predict the outcome of these matters, based on our assessment of the facts and circumstances now known, we do not believe that these matters, individually or in the aggregate, will have a material adverse effect on our financial position. However, actual outcomes may be different from those expected and could have a material effect on our results of operations or cash flows in a particular period.

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

Management has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2014. In making its assessment of internal control over financial reporting, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework. Based on that assessment, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2014.

The Company’s independent registered public accounting firm has issued its report on the Company’s internal control over financial reporting. This report appears on page 43.

Report of Independent Registered Public Accounting Firm

To The Board of Directors and Shareholders of
Sensient Technologies Corporation
Milwaukee, Wisconsin

We have audited the accompanying consolidated balance sheets of Sensient Technologies Corporation and subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of earnings, comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sensient Technologies Corporation and subsidiaries at December 31, 2014 and 2013, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Sensient Technologies Corporation’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 26, 2015 expressed an unqualified opinion thereon.

Milwaukee, Wisconsin
February 26, 2015

Report of Independent Registered Public Accounting Firm
on Internal Control Over Financial Reporting

To The Board of Directors and Shareholders of
Sensient Technologies Corporation
Milwaukee, Wisconsin

We have audited Sensient Technologies Corporation’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). Sensient Technologies Corporation’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Sensient Technologies Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Sensient Technologies Corporation as of December 31, 2014 and 2013, and the related consolidated statements of earnings, comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2014 and our report dated February 26, 2015, expressed an unqualified opinion thereon.

Milwaukee, Wisconsin
February 26, 2015

Quarterly Data

(in thousands except per share amounts) (unaudited)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
2014
Revenue	$367,125	$373,373	$364,504	$342,819	$1,447,821
Gross profit	124,496	129,408	121,501	113,105	488,510
Earnings from continuing operations	2,631	30,147	22,664	26,329	81,771
Loss from discontinued operations, net of tax	(4,706)	(1,086)	(1,359)	(974)	(8,125)
Net earnings	(2,075)	29,061	21,305	25,355	73,646
Earnings per basic share:
Continuing operations	0.05	0.62	0.47	0.55	1.69
Discontinued operations	(0.09)	(0.02)	(0.03)	(0.02)	(0.17)
Earnings per basic share	(0.04)	0.60	0.44	0.53	1.52
Earnings per diluted share:
Continuing operations	0.05	0.62	0.47	0.55	1.67
Discontinued operations	(0.09)	(0.02)	(0.03)	(0.02)	(0.17)
Earnings per diluted share	(0.04)	0.59	0.44	0.53	1.51

2013
Revenue	$364,254	$377,295	$370,457	$350,120	$1,462,126
Gross profit	117,015	122,288	119,812	115,931	475,046
Earnings from continuing operations	21,775	32,470	31,764	28,289	114,298
Loss from discontinued operations, net of tax	(336)	(188)	(239)	(240)	(1,003)
Net earnings	21,439	32,282	31,525	28,049	113,295
Earnings per basic share:
Continuing operations	0.44	0.65	0.64	0.57	2.30
Discontinued operations	(0.01)	—	—	—	(0.02)
Earnings per basic share	0.43	0.65	0.63	0.56	2.28
Earnings per diluted share:
Continuing operations	0.44	0.65	0.64	0.57	2.29
Discontinued operations	(0.01)	—	—	—	(0.02)
Earnings per diluted share	0.43	0.65	0.63	0.56	2.27

Common Stock Prices and Dividends

	2014		Dividends	2013		Dividends
	Market Price		Declared	Market Price		Declared
	High	Low	Per Share	High	Low	Per Share
First Quarter	$57.11	$46.08	$0.48	$39.39	$35.54	$0.22
Second Quarter	57.35	51.39	—	42.38	35.59	0.23
Third Quarter	56.99	51.60	0.25	48.15	39.96	0.23
Fourth Quarter	63.35	49.72	0.25	53.35	46.75	0.23

Company Stock Performance

This graph compares the cumulative total shareholder return for the Company’s common stock over the last five years to the total returns on the Standard & Poor’s Midcap Specialty Chemicals Index (the “S&P Midcap Specialty Chemicals Index”), the Standard & Poor’s Midcap Food Products Index (the “S&P Midcap Food Products Index”) and the Standard & Poor’s 500 Stock Index (the “S&P 500 Index”). The graph assumes a $100 investment made on December 31, 2009, and reinvestment of dividends. The stock performance shown on the graph is not necessarily indicative of future price performance.

December 31,	2009	2010	2011	2012	2013	2014
Sensient Technologies Corporation	$100	$143	$150	$145	$201	$254
S&P Midcap Specialty Chemicals Index	100	139	162	223	278	319
S&P Midcap Food Products Index	100	125	150	159	225	330
S&P 500 Index	100	115	117	136	179	204

Standard & Poor’s and S&P are registered trademarks of Standard & Poor’s Financial Services, LLC.

Five Year Review

(in thousands except percentages, employee and per share data) Years ended December 31,	2014		2013		2012		2011		2010
Summary of Operations
Revenue	$1,447,821	100.0%	$1,462,126	100.0%	$1,453,555	100.0%	$1,423,893	100.0%	$1,322,449	100.0%
Cost of products sold	959,311	66.3	987,080	67.5	990,911	68.2	975,494	68.5	915,324	69.2
Selling and administrative expenses	357,845	24.7	301,266	20.6	269,765	18.6	256,283	18.0	231,680	17.5
Operating income	130,665	9.0	173,780	11.9	192,879	13.3	192,116	13.5	175,445	13.3
Interest expense	16,067	1.1	16,147	1.1	16,901	1.2	19,439	1.4	20,384	1.5
Earnings before income taxes	114,598	7.9	157,633	10.8	175,978	12.1	172,677	12.1	155,061	11.7
Income taxes	32,827	2.3	43,335	3.0	50,896	3.5	51,279	3.6	47,299	3.6
Earnings from continuing operations	81,771	5.6	114,298	7.8	125,082	8.6	121,398	8.5	107,762	8.1
Loss from discontinued operations, net of tax	(8,125)	(0.6)	(1,003)	(0.1)	(1,174)	(0.1)	(914)	(0.1)	(618)	—
Net earnings	$73,646	5.1%	$113,295	7.7%	$123,908	8.5%	$120,484	8.5%	$107,144	8.1%
Earnings per basic share:
Continuing operations	$1.69		$2.30		$2.52		$2.44		$2.19
Discontinued operations	(0.17)		(0.02)		(0.02)		(0.02)		(0.01)
Earnings per basic share	$1.52		$2.28		$2.50		$2.42		$2.18
Earnings per diluted share:
Continuing operations	$1.67		$2.29		$2.51		$2.43		$2.18
Discontinued operations	(0.17)		(0.02)		(0.02)		(0.02)		(0.01)
Earnings per diluted share	$1.51		$2.27		$2.49		$2.41		$2.17
Other Related Data
Dividends per share, declared and paid	$0.98		$0.91		$0.87		$0.84		$0.79
Average common shares outstanding:
Basic	48,525		49,755		49,596		49,746		49,138
Diluted	48,819		49,934		49,822		49,937		49,424
Book value per common share	$21.94		$24.72		$23.09		$20.87		$19.70
Price range per common share	46.08-63.35		35.54-53.35		33.13-41.08		30.15-39.69		24.76-37.61
Share price at December 31	60.34		48.52		35.56		37.90		36.73
Capital expenditures	79,398		104,246		103,806		72,200		55,823
Depreciation	50,225		50,716		46,992		44,771		42,109
Amortization	1,231		1,300		1,360		1,328		1,314
Total assets	1,765,206		1,870,734		1,776,643		1,654,164		1,599,268
Long-term debt	451,011		348,124		333,979		312,422		324,360
Total debt	466,899		355,174		354,027		335,396		349,810
Shareholders’ equity	1,046,935		1,242,684		1,153,898		1,049,210		983,785
Return on average shareholders’ equity	6.4%		9.5%		11.3%		11.4%		11.6%
Total debt to total capital	30.8%		22.2%		23.5%		24.2%		26.2%
Employees	4,053		4,130		3,983		3,887		3,618

The 2014 results include a charge of $90.6 million ($65.5 million after tax, or $1.34 per share) related to the 2014 Restructuring Plan related to eliminating underperforming operations, consolidating manufacturing facilities and improving efficiencies within the Company.

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

Directors & Officers B O A R D O F D I R E C T O R S Kenneth P. Manning, 73 Chairman Sensient Technologies Corporation Elected Director in 1989 (2, 6) Hank Brown, 75 President Emeritus University of Colorado Elected Director in 2004 (1, 4, 5) Joseph Carleone, Ph.D., 69 President and Chief Executive Officer American Pacific Corporation Elected Director in 2014 (1, 6) Edward H. Cichurski, 73 Retired, Former Partner PricewaterhouseCoopers Elected Director in 2013 (1, 3, 4, 5, 6) Fergus M. Clydesdale, Ph.D., 78 Distinguished Professor, Department of Food Science, and Director of the Food Science Policy Alliance at the University of Massachusetts – Amherst Elected Director in 1998 (1, 2, 3, 4, 6) James A.D. Croft, 77 Chairman Bartlodge Limited Elected Director in 1997 (1, 2, 3, 6) William V. Hickey, 70 Retired, Former President and Chief Executive Officer Sealed Air Corporation Elected Director in 1997 (1, 2, 4, 5) Paul Manning, 40 President and Chief Executive Officer Sensient Technologies Corporation Elected Director in 2012 (2, 5, 6) Deborah McKeithan-Gebhardt, 56 President and Chief Operating Officer Tamarack Petroleum Company, Inc. Elected Director in 2014 (6) Elaine R. Wedral, Ph.D., 70 Retired, Former President Nestle’s Research and Development Worldwide Food Service Systems Elected Director in 2006 and Lead Director in 2014 (3, 5, 6) Essie Whitelaw, 66 Retired, Former Senior Vice President, Operations Wisconsin Physician Services Elected Director in 1993 (3, 4, 6) E L E C T E D O F F I C E R S Paul Manning, 40 President and Chief Executive Officer With the Company 5 years John F. Collopy, 45 Vice President and Treasurer With the Company 15 years Christopher M. Daniels, 41 Vice President, Human Resources With the Company 15 years Michael C. Geraghty, 53 President, Color Group With the Company 3 years John L. Hammond, 68 Senior Vice President, General Counsel and Secretary With the Company 17 years Richard F. Hobbs, 67 Senior Vice President and Chief Financial Officer With the Company 41 years Jeffrey T. Makal, 51 Vice President, Controller and Chief Accounting Officer With the Company 18 years John J. Manning, 46 Vice President and Assistant General Counsel With the Company 2 years Stephen J. Rolfs, 50 Senior Vice President, Administration With the Company 17 years Robert J. Wilkins, 58 President, Asia Pacific Group With the Company 11 years A PPOIN T ED O F F ICERS Douglas L. Arnold, 51 Vice President, Administrative Services With the Company 17 years Sara Humphrey, 42 Vice President, Operations With the Company 16 years Leroy C. Watson, 41 Vice President, Taxation With the Company 9 years C O M M I T T E E S 1 Audit Committee 4 Nominating and Corporate Governance Committee 2 Executive Committee 5 Finance Committee 3 Compensation and Development Committee 6 Scientific Advisory Committee

Investor Information World Headquarters 777 East Wisconsin Avenue Milwaukee, Wisconsin 53202-5304 (414) 271-6755 (800) 558-9892 Fax: (414) 347-4788 E-mail: corporate.communications@sensient.com Web site: www.sensient.com Transfer Agent and Registrar Wells Fargo Bank Minnesota, N.A. Shareowner Services P. O. Box 64854 St. Paul, Minnesota 55164-0854 (800) 468-9716 Web site: www.wellsfargo.com/shareownerservices Common Stock Sensient Technologies Corporation Common Stock is traded on the New York Stock Exchange. Ticker symbol: SXT. There were 2,564 shareholders of record of Common Stock as of January 31, 2015. Annual Meeting of Shareholders The Annual Meeting of Shareholders is scheduled to be held at 2:00 p.m. (CDT) on Thursday, April 23, 2015, at Trump International Hotel, 401 N. Wabash Avenue, Chicago, Illinois. Annual Report and Proxy Statement The Company’s annual report and proxy statement are available online at http://investor.sensient.com. Form 10-K The Company’s Annual Report on Form 10-K for the year ended December 31, 2014 has been filed with the Securities and Exchange Commission and is available without charge from the Company’s Investor Relations Department and on its web site at www.sensient.com. In accordance with New York Stock Exchange rules and pursuant to Rule 13a-14 under the Securities Exchange Act of 1934, Paul Manning, as the Company’s Chief Executive Officer, and Stephen J. Rolfs, as the Company’s Chief Financial Officer, have certified the quality of the Company’s public disclosure in an exhibit to the Company’s Annual Report on Form 10-K for the year ended December 31, 2014. Dividends Quarterly dividends are typically paid on the first business day of March, June, September and December. Automatic Dividend Reinvestment Plan The Sensient Technologies Corporation Dividend Reinvestment Plan provides shareholders with a convenient, economical way to increase their ownership of Sensient Technologies Corporation Common Stock. Through the plan, shareholders can automatically reinvest their dividends to acquire additional shares and make supplemental stock purchases without paying fees or commissions. An enrollment form and brochure describing the plan can be obtained by contacting the plan administrator, Wells Fargo Bank Minnesota, N.A. at (800) 468-9716, or the Company’s Investor Relations Department at (414) 347-3827. Investor Relations Communications concerning the transfer of shares, lost certificates, duplicate mailings or change of address should be directed to the transfer agent. Other shareholder information, such as news releases and information regarding corporate governance, is available on the Company’s web site: www.sensient.com. Shareholders can also register to receive notification via e-mail when new information is added to the site. The Company’s web address is provided as an inactive textual reference only, and the contents of the web site are not incorporated in or otherwise to be regarded as part of this annual report. Other requests for information should be directed to the Company’s Investor Relations Department at (414) 347-3827.

777 East Wisconsin Avenue Milwaukee, WI 53202-5304 www.sensient.com